Form 20-F
period 2018-12-31
Autolus Therapeutics plc
filed 2019-02-25
CIK 1730463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from October 1, 2018 to December 31, 2018
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Ordinary shares, nominal value $0.000042 per share: 40,145,617 as of December 31, 2018

GENERAL INFORMATION
All references in this Transition Report on Form 20-F, or Transition Report, to “Autolus,” the “company,” “we,” “us” and “our” refer to Autolus Therapeutics plc and its consolidated subsidiaries, except where the context otherwise requires.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statement data as at December 31, 2018 and September 30, 2018 and 2017 and for the three months ended December 31, 2018 and the years ended September 30, 2018, 2017 and 2016 have been derived from our consolidated financial statements, as presented elsewhere in this Transition Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.
All references in this Transition Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the three months ended December 31, 2018 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018 of £1.00 = $1.2763. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Explanatory Note

On December 19, 2018, the board of directors of Autolus Therapeutics plc announced a change of fiscal year end from September 30 to December 31.  As a result, we are required to file this Transition Report on Form 20-F for the transition period of October 1, 2018 to December 31, 2018.  After filing the Transition Report, our next fiscal year end will be the fiscal year ending December 31, 2019.  We note that this Transition Report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Transition Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Transition Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe we have a reasonable basis for each forward-looking statement contained in this Transition Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

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

You should refer to the “Risk Factors” section of our Annual Report on Form 20-F filed with the SEC on November 23, 2018, or the Annual Report, as well as our subsequent periodic reports for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Transition Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Transition Report.

PART I

Item 5. Operating and Financial Review and Prospects.
The following discussion and analysis of our financial condition and results of operations should be read together with Item 3.A. “Selected Consolidated Financial Data” of our Annual Report and our consolidated financial statements and related notes appearing elsewhere in this Transition Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Transition Report and in our Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Item 3.D. “Risk Factors” section of our Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with U.S. GAAP, as issued by FASB. All references in this Transition Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated financial statements as of and for the three months ended December 31, 2018 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2763, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018. Our consolidated financial statements as of and for the years ended September 30, 2018 and 2017 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3053 and £1.00 to $1.3402, which were the noon buying rates of the Federal Reserve Bank of New York on the last business day of the years ended September 30, 2018 and 2017, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

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
Since our inception in July 2014, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with sales of our equity securities, including the net proceeds from our recently completed IPO in June 2018. Through December 31, 2018, we have received net proceeds of $333.3 million from sales of our equity securities. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialize one of our product candidates.
Since our inception, we have incurred significant operating losses. For the three months ended December 31, 2018, we incurred a net loss of $20.6 million. For the years ended September 30, 2018, 2017, and 2016, we incurred net losses of $44.8 million, $19.7 million and $12.6 million, respectively. As of December 31, 2018, we had an accumulated deficit of $113.3 million.
We expect to continue to incur significant expenses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, we may incur expenses in connection with the in-license or acquisition of additional product candidates. Furthermore, we have incurred and expect to continue to incur, additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.
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
As of December 31, 2018, we had cash on hand of $217.5 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be able to fund our current and planned operating expenses and capital expenditure requirements into calendar year 2021. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our available capital resources sooner than we expect.
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
The following table summarizes our research and development expenses incurred by program (in thousands):

	Three Months Ended
	December 31,		2018 - 2017
	2018	2017	Change
	(in thousands)
Direct research and development expenses by program:
B cell malignancies (AUTO1 & AUTO3)	$3,344	$990	$2,354
T cell lymphoma (AUTO4 & AUTO 5)	499	369	130
Multiple myeloma (AUTO2)	531	488	43
Solid tumors (AUTO6 & AUTO7)	—	—	—
Total direct research and development expense	4,374	1,847	2,527
Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	8,162	2,691	5,471
License fees	—	—
Indirect research and development expense	5,177	1,026	4,151
Total research and development expenses	$17,713	$5,564	$12,149

	Year Ended September 30,			2018 - 2017	2017 - 2016
	2018	2017	2016	Change	Change
	(in thousands)
Direct research and development expenses by program:
B cell malignancies (AUTO1 & AUTO3)	$4,274	$1,733	$446	$2,541	$1,287
T cell lymphoma (AUTO4 & AUTO 5)	1,123	1,470	102	(347)	1,368
Multiple myeloma (AUTO2)	2,335	1,782	1,379	553	403
Solid tumors (AUTO6 & AUTO7)	179	—	—	179	—
Total direct research and development expense	7,911	4,985	1,927	2,926	3,058
Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	15,944	6,984	4,638	8,960	2,346
License fees	2,018	38	1,481	1,980	(1,443)
Indirect research and development expense	10,277	4,005	2,390	6,272	1,615
Total research and development expenses	$36,150	$16,012	$10,436	$20,138	$5,576
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
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 9.7% in the year ending December 31, 2019. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of $46.2 million as of December 31, 2018. We currently do not recognize a deferred tax asset from our accumulated losses and record a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown.
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
Results of Operations

We previously announced results for our fiscal year ended September 30, 2018 and comparative periods.  We are transitioning to reporting our results on a calendar year basis, starting with the fiscal year ended December 31, 2018, and as such we are reporting herein audited results for the three-month period from October 1, 2018 to December 31, 2018, and the comparative period for 2017, which is unaudited.

Comparison of Three Months Ended December 31, 2018 and 2017
The following table summarizes our results of operations for the three months ended December 31, 2018 and 2017 (in thousands):

	Three Months Ended December 31,
	2018	2017	Change
Grant income	$296	$231	$65
Operating expenses:
Research and development	(17,713)	(5,564)	(12,149)
General and administrative	(7,593)	(3,084)	(4,509)
Total operating expenses, net	(25,010)	(8,417)	(16,593)
Other income (expense):
Interest income	660	181	479
Other income (expense)	1,097	(685)	1,782
Total other income (expense), net	1,757	(504)	2,261
Net loss before income tax	(23,253)	(8,921)	(14,332)
Income tax benefit	2,605	1,397	1,208
Net loss attributable to ordinary shareholders	$(20,648)	$(7,524)	$(13,124)

Grant Income
Grant income increased to $0.3 million for the three months ended December 31, 2018 from $0.2 million for the three months ended December 31, 2017. The increase in grant income of $0.1 million was related to an increase in reimbursable expenditures submitted in the three months ended December 31, 2018 to the U.K. government as part of the reimbursement terms of additional government research grants used to perform specific research and development activities.
Research and Development Expenses
Research and development expenses increased to $17.7 million for the three months ended December 31, 2018 from $5.6 million for the three months ended December 31, 2017. Cash costs, which exclude depreciation as well as share-based compensation, increased to $15.2 million from $5.1 million. The increase in research and development cash costs of $10.1 million consisted primarily of an increase of $4.3 million in project expenses related to the activities necessary to prepare, activate, and monitor clinical trial programs, an increase in compensation-related costs of $3.8 million primarily due to an increase in headcount to support the advancement of our product candidates in clinical development, and an increase of $2.0 million in facilities costs and consumables supporting the expansion of our research and translational science capability and investment in manufacturing facilities and equipment.
Non-cash costs increased to $2.5 million for the three months ended December 31, 2018 from $0.5 million for the three months ended December 31, 2017. The increase is related to an increase of $1.6 million share-based compensation expense as a result of an increase in headcount and the increase in the price of our American Depositary Shares, or ADSs, during the three months ended December 31, 2018 an increase of $0.3 million in depreciation related to the purchase of equipment to support our clinical trials and research activities.
General and Administrative Expenses
General and administrative expenses increased to $7.6 million for the three months ended December 31, 2018 from $3.1 million for the three months ended December 31, 2017. Cash costs, which exclude depreciation as well as share-based compensation increased to $5.7 million from $2.5 million. The increase of $3.2 million consisted primarily of an increase of $2.3 million in insurance, patent costs, commercial costs, investor relations and communication costs and additional facility costs, as well as an increase in compensation-related expense of $0.9 million.
Non-cash costs increased to $1.9 million for the three months ended December 31, 2018 from $0.5 million for the three months ended December 31, 2017. The increase is primarily due to an increase of $1.1 million share-based compensation expense as a result of an increase in headcount and the increase in the price of our ADSs during the three months ended December 31, 2018 and an impairment expense of $0.4 million related to discontinued software.
Interest Income
Interest income increased to $0.7 million for the three months ended December 31, 2018 from $0.2 million for the three months ended December 31, 2017 primarily due to a higher cash balance related to the proceeds from our IPO in June 2018.
Other Income (Expense)

Other income increased to $1.1 million for the three months ended December 31, 2018 from other expense of $0.7 million for the three months ended December 31, 2017 primarily due to foreign currency gains related to the British pound strength relative to the U.S. dollar during 2018 as compared to 2017.

Income Tax Benefit
Income tax benefit increased to $2.6 million for the three months ended December 31, 2018 from $1.0 million for the three months ended December 31, 2017 due to increased U.K. research and development tax credits receivable from HMRC. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

Comparison of Years Ended September 30, 2018 and 2017
The following table summarizes our results of operations for the years ended September 30, 2018 and 2017 (in thousands):

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
Grant Income
Grant income decreased to $1.4 million for the year ended September 30, 2018 from $1.7 million for the year ended September 30, 2017. The decrease in grant income of $0.3 million was related to a decrease in reimbursable expenditures submitted in 2018 to the U.K. government.
Research and Development Expenses
Research and development expenses increased to $36.2 million for the year ended September 30, 2018 from $16.0 million for the year ended September 30, 2017. Cash costs, which exclude depreciation as well as share-based compensation, increased to $31.8 million from $14.1 million. The increase in research and development cash costs of $17.6 million consisted primarily of an increase in compensation-related costs of $6.0 million primarily due to an increase in headcount to support the advancement of our product candidates in clinical development, the expansion of our research and translational science capability and investment in manufacturing facilities and equipment, an increase of $4.4 million in project expenses related to the activities necessary to prepare, activate and monitor clinical trial programs, an increase of $3.3 million in materials, an increase of $2.0 million in license fees to UCL Business plc, or UCLB, the technology-transfer company of University College London, and $0.7 million in a milestone payment to UCLB.
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
Non-cash costs increased to $4.0 million for the year ended September 30, 2018 from $2.3 million for the year ended September 30, 2017. The increase is primarily due to an increase of $1.6 million share-based compensation expense as a result of an increase in headcount and the increase in the market value of our ordinary shares and price of our ADSs during the year ended September 30, 2018.
Interest Income
Interest income increased to $1.5 million for the year ended September 30, 2018 from $84,000 for the year ended September 30, 2017 primarily due to a higher cash balance related to proceeds from private placements and our IPO.

Other Income (Expense)

Other income increased to $4.0 million for the year ended September 30, 2018 from other expense of $46,000 for the year ended September 30, 2017 primarily due to foreign currency gains related to the British pound strength relative to the U.S. dollar during 2018 as compared to 2017.

Income Tax Benefit
Income tax benefit increased to $7.3 million for the year ended September 30, 2018 from $3.7 million for the year ended September 30, 2017 due to additional U.K. research and development tax credits receivable from HMRC. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.
Comparison of Years Ended September 30, 2017 and 2016
The following table summarizes our results of operations for the years ended September 30, 2017 and 2016 (in thousands):

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
Research and Development Expenses
Research and development expenses increased to $16.0 million for the year ended September 30, 2017 from $10.4 million for the year ended September 30, 2016. The increase of $5.6 million consisted primarily of an increase in salaries, bonuses and benefits of $2.3 million due to an overall increase in headcount as we advanced toward the commencement of clinical trials and manufacturing of our product candidates and additional share-based compensation expense, an increase of $3.1 million primarily related to direct costs associated with the additional activities necessary to prepare and activate clinical trial sites and with our viral vector and cell manufacturing processes for patients enrolled in the clinical trials for each of our research programs AUTO2, AUTO3, AUTO4 and AUTO5. In addition, our indirect costs increased by $1.6 million to support the functions of our research programs due to an increase in laboratory use of $0.5 million, an increase in overhead costs of $0.3 million, an increase of $0.3 million in rent fees related to our laboratory facilities, an increase of $0.3 million in lab equipment depreciation and an increase of $0.2 million related to other research and development costs. The overall increases were partially offset by higher license fees of $1.4 million in the year ended September 30, 2016 resulting from the issuance of 1,000,000 B ordinary shares to UCLB in March 2016; there were no such expenses recognized in 2017.
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

Income Tax Benefit
Income tax benefit increased to $3.7 million for the year ended September 30, 2017 from $1.8 million for the year ended September 30, 2016 due to additional U.K. research and development tax credits receivable from HMRC. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

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
We do not currently have any approved products and have never generated any revenue from product sales or otherwise. We have funded our operations to date primarily with proceeds from government grants and sales of our securities. Through December 31, 2018, we have received aggregate net cash proceeds of $333.3 million from sales of our equity securities. As of December 31, 2018, we had cash of $217.5 million.
We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.
Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Three Months Ended December 31,
	2018	2017
	(in thousands)
Net cash used in operating activities	$(19,785)	$(8,797)
Net cash used in investing activities	(4,422)	(764)
Net cash provided by financing activities	—	433
Effect of exchange rate changes on cash and restricted cash	(5,327)	1,042
Net decrease in cash and restricted cash	$(29,534)	$(8,086)
Net Cash Used in Operating Activities
During the three months ended December 31, 2018, operating activities used $19.8 million of cash, resulting from our net loss of $20.6 million, and net cash used resulting from changes in our operating assets and liabilities of $3.6 million, partially offset by non-cash charges of $4.4 million. Net cash used resulting from changes in our operating assets and liabilities for the three months ended December 31, 2018 consisted primarily of a $3.7 million increase in prepaid expenses and other assets and a $0.7 million decrease in accounts payable, partially offset by a $2.1 million increase in accrued expenses.
During the three months ended December 31, 2017, operating activities used $8.8 million of cash, resulting from our net loss of $7.5 million, net cash used resulting from changes in our operating assets and liabilities of $2.5 million, partially offset by non-cash charges of $1.2 million. Net cash used resulting from changes in our operating assets and liabilities for the three months ended December 31, 2018 consisted primarily of a $1.4 million increase in prepaid expenses and a a $1.1 million decrease in accounts payable.

Net Cash Used in Investing Activities
During the three months ended December 31, 2018 and 2017, we used $4.4 million and $0.8 million, respectively, of cash in investing activities, each of which consisted of purchases of property and equipment.

Net Cash Provided by Financing Activities
During the three months ended December 31, 2018, there were no financing activities.
During the three months ended December 31, 2017, net cash provided by financing activities was $0.4 million consisting of net cash proceeds from our sale and issuance of equity securities in a private placement.
Cash Denomination
As of December 31, 2018 and 2017, we held $217.5 million and $129.0 million in cash, respectively. Of the $217.5 million cash balance as of December 31, 2018, $49.0 million was held in U.S. dollars and the remainder (£132.1 million) was held as pounds sterling. Of the $129.0 million cash balance as of December 31, 2017, $79.3 million was held in U.S. dollars and the remainder (£36.8 million) was held as pounds sterling.

The following table summarizes our cash flows for each of the periods presented:

	Year Ended September 30,
	2018	2017	2016
	(in thousands)
Net cash used in operating activities	$(31,537)	$(16,360)	$(9,849)
Net cash used in investing activities	(9,531)	(2,876)	(1,855)
Net cash provided by financing activities	156,920	127,686	32,222
Effect of exchange rate changes on cash	(5,833)	561	(2,662)
Net increase in cash	$110,019	$109,011	$17,856
Net Cash Used in Operating Activities
During the year ended September 30, 2018, operating activities used $31.5 million of cash, resulting from our net loss of $44.8 million, offset by net cash provided from changes in our operating assets and liabilities of $4.7 million, and non-cash charges of $8.5 million. Net cash provided resulting from changes in our operating assets and liabilities for the year ended September 30, 2018 consisted primarily of an $11.0 million increase in accrued expenses and a $0.8 million increase in accounts payable, partially offset by a $7.1 million increase in prepaid expenses and other assets.

During the year ended September 30, 2017, operating activities used $16.4 million of cash, resulting from our net loss of $19.7 million and net cash used resulting from changes in our operating assets and liabilities of $0.8 million, partially offset by non-cash charges of $4.2 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended September 30, 2017 consisted primarily of a $2.3 million increase in prepaid expenses and other assets, partially offset by a $1.1 million increase in accrued expenses and a $0.4 million increase in accounts payable.

During the year ended September 30, 2016, operating activities used $9.8 million of cash, resulting from our net loss of $12.6 million and net cash used resulting from changes in our operating assets and liabilities of $1.2 million, partially offset by non-cash charges of $3.9 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended September 30, 2016 consisted primarily of a $2.0 million increase in prepaid expenses and other current assets, partially offset by $0.3 million increase in accrued expenses and a $0.5 million increase in accounts payable.

Net Cash Used in Investing Activities
During the years ended September 30, 2018, 2017 and 2016, we used $9.5 million, $2.9 million, and $1.9 million, respectively, of cash in investing activities, each of which consisted primarily of purchases of property and equipment.
Net Cash Provided by Financing Activities

During the year ended September 30, 2018, net cash provided by financing activities was $156.9 million consisting of the $156.5 million net cash proceeds from our IPO in June 2018 and $0.4 million received in October 2017 from a private placement financing completed at the end of September 2017.
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
Based on our current clinical development plans, we believe our existing cash of $217.5 million at December 31, 2018 will enable us to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
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
While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing at the end of this Transition Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Share-Based Compensation
We issue ordinary shares as well as options and other securities exercisable for or convertible into ordinary shares or ADSs, as incentives to our employees and directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of our 2017 Share Option Plan, or the 2017 Plan, or pursuant to the terms of our 2018 Equity Incentive Plan, or the 2018 Plan. Options granted under the 2017 Plan and 2018 Plan, as well as shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, or performance awards, once the performance criteria is achieved, the performance awards are then subject to a four-year service vesting with 25% of the performance award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years. For certain members of senior management and directors, the board has approved an alternative vesting schedule for the equity awards. The options granted under the 2017 Plan and 2018 Plan generally expire ten years from the date of grant. We expect our share-based compensation expense for awards granted to employees, directors and other service providers to increase in future periods due to the planned increases in our headcount.
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
Expected dividend.    Expected dividend yield of zero is based on the fact that we have never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
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
In addition, we also currently rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to continue to rely on certain exemptions as an “emerging growth company,” and we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included in this Transition Report.

C.	Research and development, patents and licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4. Information on the Company - B. Business” in our Annual Report and “Item 5.A. Operating and Financial Review and Prospects — A. Operating Results” within this Transition Report.

D.      Trend information.

See Item 5.A. "Operating and Financial Review and Prospects - Operating Results” and Item 5.B. " Operating and Financial
Review and Prospects - Liquidity and Capital Resources” within this Transition Report.

E. Off-balance sheet arrangements.
We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission other than operating leases as described under “Tabular Disclosure of Contractual Obligations” below.

F. Tabular disclosure of contractual obligations.
The following table summarizes our contractual obligations as of December 31, 2018 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Operating lease obligations(1)	$10,151	$2,244	$4,266	$2,520	$1,121
(1) Amounts in the table reflect minimum payments due for our leases of office, laboratory and manufacturing space and payments required to reimburse the landlord for leasehold improvements related to operating leases.

Operating Leases

Operating lease obligations relate to (i) our lease of office space for our corporate headquarters at Forest House in White City, London, (ii) subleases for our two manufacturing suites at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom, and (iii) the sublease agreement for office space in Rockville, Maryland. In connection with the Forest House lease, as amended, we, in conjunction with the landlord, made tenant improvements to the leased space. The total cost of these improvements was funded by the landlord with a portion of the cost to be reimbursed by us over the term of the amended lease.

Not included in the table above are (i) an arrangement we entered into in June 2018 for additional office space in White City, London, under which a lease is expected to be executed in March 2019 with annual minimum payments of approximately £1.6 million, (ii) an arrangement we entered into September 2018 for additional manufacturing space in Enfield, United Kingdom, under which a lease will commence in February 2019 and expires in February 2034 with an annual minimum payments of approximately £0.5 million, and (iii) a lease agreement we entered into January 2019 for office and manufacturing space in Rockville, Maryland, under which the lease term is expected to commence in June 2020 and expires in June 2035 with an annual minimum payments of approximately $3.3 million.

Purchase and Other Obligations
We enter into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table above, as the amount and timing of such payments are not known as of December 31, 2018.
We have not included any contingent payment obligations that we may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under our license agreement with UCL Business plc, as the amount, timing and likelihood of such payments are not known as of December 31, 2018.

G. Safe harbor.
This Transition Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Transition Report.

Item 8. Financial Information.
A.Consolidated Statements and Other Financial Information.
Our consolidated financial statements are appended at the end of this Transition Report, starting on page F-1.
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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.

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

PART III

Item 17. Financial Statements.
We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.
The financial statements are filed as part of this Transition Report beginning on page F-1.

Item 19. Exhibits.

		INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	SCHEDULE/ FORM	FILE NUMBER	EXHIBIT	FILE DATE
1.1	Articles of Association of Autolus Therapeutics plc.	Form F-1/A	333-224720	3.1	6/19/18
2.1*	Deposit Agreement by and among the registrant, Citibank, N.A., as the depositary bank and the holders and beneficial owners of American Depositary Shares issued thereunder.
2.2*	Form of American Depositary Receipt (included in exhibit 2.1).
2.3	Autolus Therapeutics plc, Registration Rights Agreement, dated as June 26, 2018	Form 20-F	001-38547	2.3	11/23/18
4.1#	License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business plc, as amended on March 2, 2016 and March 28, 2018.	Form F-1/A	333-224720	10.1	5/10/18
4.2#	Supply Agreement, dated as of March 23, 2018, by and between the registrant and Miltenyi Biotec GmbH.	Form F-1/A	333-224720	10.2	6/8/18
4.3+	Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.3	6/19/18
4.4+	Non-employee Sub Plan to the Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.4	6/19/18
4.5+	Management Incentive Compensation Plan.	Form F-1/A	333-224720	10.5	6/8/18
4.6+	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.	Form F-1/A	333-224720	10.6	6/8/18
8.1	Subsidiaries of the registrant.	Form F-1/A	333-224720	21.1	6/8/18

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young LLP.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

+	Indicates management contract or compensatory plan.

#	Confidential treatment has been granted as to portions of the exhibit (indicated by asterisks). Confidential materials omitted and filed separately with the Securities and Exchange Commission.

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

AUTOLUS THERAPEUTICS PLC

Date: February 25, 2019	By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autolus Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autolus Therapeutics plc (and subsidiaries) (the Company) as of December 31, 2018, September 30, 2018 and September 30, 2017, the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the three-months ended December 31, 2018, and each of the three years in the period ended September 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, September 30, 2018 and September 30, 2017, and the results of its operations and its cash flows for the three-month period ended December 31, 2018 and each of the three years in the period ended September 30, 2018, in conformity with U.S. generally accepted accounting principles.

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

Reading, United Kingdom

February 25, 2019

AUTOLUS THERAPEUTICS PLC

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,	September 30,
	2018	2018	2017
Assets
Current assets:
Cash	$217,450	$246,984	$137,070
Restricted cash	105	105	—
Prepaid expenses and other current assets	15,411	12,189	5,412
Total current assets	232,966	259,278	142,482
Non-current assets:
Property and equipment, net	19,968	13,528	6,180
Long-term deposits	1,276	—	—
Intangible assets, net	—	399	—
Total assets	$254,210	$273,205	$148,662
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	2,022	3,036	1,946
Accrued expenses and other liabilities	19,054	14,103	3,087
Total current liabilities	21,076	17,139	5,033
Non-current liabilities:
Long-term lease incentive obligation	207	221	265
Other long-term payables	285	380	763
Total liabilities	21,568	17,740	6,061

Shareholders' equity:
Ordinary shares, $0.000042 par value; 200,000,000 shares authorized as of December 31, 2018 and September 30, 2018, 37,426,509 authorized as of September 30, 2017; 40,145,617, 40,146,182, and 29,962,742 shares issued and outstanding at December 31, 2018 and September 30, 2018 and 2017, respectively	2	2	1
Deferred shares, £0.00001 par value; 34,425 shares authorized, issued and outstanding at December 31, 2018 and September 30, 2018, respectively; no shares authorized, issued or outstanding at September 30, 2017	—	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at December 31, 2018 and September 30, 2018; no shares authorized, issued or outstanding at September 30, 2017	118	118	—
Deferred C shares, £0.000001 par value; 1 share authorized, issued and outstanding at December 31, 2018 and September 30, 2018; no shares authorized, issued or outstanding at September 30, 2017	—	—	—
Additional paid-in capital	361,311	357,918	194,351
Accumulated other comprehensive loss	(15,488)	(9,920)	(3,849)
Accumulated deficit	(113,301)	(92,653)	(47,902)
Total shareholders' equity	232,642	255,465	142,601
Total liabilities and shareholders' equity	$254,210	$273,205	$148,662

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	Three Months Ended December 31,	For the Year Ended September 30,
	2018	2018	2017	2016
Grant income	$296	$1,407	$1,693	$1,212
Operating expenses:
Research and development	(17,713)	(36,150)	(16,012)	(10,436)
General and administrative	(7,593)	(22,790)	(9,099)	(5,152)
Total operating expenses, net	(25,010)	(57,533)	(23,418)	(14,376)
Other income (expense):
Interest income	660	1,532	84	75
Other income (expense)	1,097	3,970	(46)	(26)
Total other income, net	1,757	5,502	38	49
Net loss before income tax	(23,253)	(52,031)	(23,380)	(14,327)
Income tax benefit	2,605	7,280	3,653	1,777
Net loss attributable to ordinary shareholders	(20,648)	(44,751)	(19,727)	(12,550)
Other comprehensive (loss) income:
Foreign currency exchange translation adjustment	(5,568)	(6,071)	802	(2,942)
Total comprehensive loss	(26,216)	(50,822)	(18,925)	(15,492)

Basic and diluted net loss per ordinary share	$(0.52)	$(1.42)	$(1.43)	$(1.26)
Weighted-average basic and diluted ordinary shares	39,366,634	31,557,034	13,783,222	9,933,399

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Consolidated Statements of Shareholders’ Equity
(In thousands, except share amounts)

	Ordinary shares		Deferred Shares		Deferred B shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at September 30, 2015	6,713,663	$—	—	$—	—	$—	—	$—	$27,835	$(1,709)	$(15,625)	$10,501
Issuance of ordinary shares, net of issuance costs	7,207,881	—	—	—	—	—	—	—	33,421	—	—	33,421
Share-based compensation expense	—	—	—	—	—	—	—	—	2,257	—	—	2,257
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(2,942)	—	(2,942)
Net loss	—	—	—	—	—	—	—	—			(12,550)	(12,550)
Balance at September 30, 2016	13,921,544	$—	—	$—	—	$—	—	$—	$63,513	$(4,651)	$(28,175)	$30,687
Issuance of ordinary shares, net of issuance costs	16,041,198	1	—	—	—	—	—	—	127,685	—	—	127,686
Share-based compensation expense	—	—	—	—	—	—	—	—	3,153	—	—	3,153
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	802	—	802
Net loss	—	—	—	—	—	—	—	—	—	—	(19,727)	(19,727)
Balance at September 30, 2017	29,962,742	$1	—	$—	—	$—	—	$—	$194,351	$(3,849)	$(47,902)	$142,601
Issuance of ordinary shares, net of issuance costs	10,183,440	1	—	—	—		—	—	156,802		—	156,803
Issuance of deferred shares		—	34,425	—	88,893,548	118	1	—	—	—	—	118
Share-based compensation expense	—	—	—	—	—		—	—	6,765	—	—	6,765
Unrealized gain on foreign currency translation	—	—	—	—	—		—	—	—	(6,071)	—	(6,071)
Net loss	—	—	—	—	—		—	—	—	—	(44,751)	(44,751)
Balance at September 30, 2018	40,146,182	$2	34,425	$—	88,893,548	$118	1	$—	$357,918	$(9,920)	$(92,653)	$255,465
Share-based compensation expense	—	—	—	—	—	—	—	—	3,393	—	—	3,393
Restricted shares - forfeited	(565)	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	(5,568)	—	(5,568)
Net loss	—	—	—	—	—	—	—	—	—	—	(20,648)	(20,648)
Balance at December 31, 2018	40,145,617	$2	34,425	$—	88,893,548	$118	1	$—	$361,311	$(15,488)	$(113,301)	$232,642

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Consolidated Statements of Cash Flows
(In thousands)

	For the Three Months Ended December 31,	For the Year Ended September 30,
	2018	2018	2017	2016
Cash flows from operating activities:
Net loss	$(20,648)	$(44,751)	$(19,727)	$(12,550)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	645	1,709	1,009	478
Loss on disposal of fixed and intangible assets	394	8	—	—
Non-cash share-based compensation	3,393	6,765	3,153	2,257
Non-cash consideration for licenses	—	—	—	1,199
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(3,521)	(7,132)	(2,317)	(2,048)
Long-term deposits	(1,285)	—	—	—
Accounts payable	(723)	838	434	507
Accrued expenses and other liabilities	1,960	11,026	1,088	308
Net cash used in operating activities	(19,785)	(31,537)	(16,360)	(9,849)
Cash flows from investing activities:
Purchases of property and equipment	(4,422)	(9,119)	(2,876)	(1,855)
Purchase of intangible assets	—	(412)	—	—
Net cash used in investing activities	(4,422)	(9,531)	(2,876)	(1,855)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	—	156,920	127,686	32,222
Net cash provided by financing activities	—	156,920	127,686	32,222
Effect of exchange rate changes on cash and restricted cash	(5,327)	(5,833)	561	(2,662)
Net (decrease) / increase in cash and restricted cash	(29,534)	110,019	109,011	17,856

Cash and restricted cash, beginning of period	247,089	137,070	28,059	10,203
Cash and restricted cash, end of period	$217,555	$247,089	$137,070	$28,059

Supplemental cash flow information
Property and equipment purchases included in accounts payable and accrued expenses	$3,343	$328	$—	$—

Reconciliation of cash and restricted cash reported within the consolidated balance sheets:
Cash	$217,450	$246,984	$137,070	$28,059
Short-term restricted cash	105	105	—	—
Total cash and restricted cash	$217,555	$247,089	$137,070	$28,059

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
The Company is a public limited company incorporated in England and Wales. On June 22, 2018, the Company completed its initial public offering ("IPO") of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately $156.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.
Autolus Therapeutics plc is a continuation of Autolus Limited and its subsidiaries. In connection with the IPO, the Company completed a corporate reorganization, which has been accounted for as a combination of entities under common control. The corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Autolus Therapeutics plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of Autolus Limited were exchanged for share awards and option grants of Autolus Therapeutics plc with identical restrictions.
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
The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $20.6 million for the three months ended December 31, 2018 and $44.8 million, $19.7 million and $12.6 million for the years ended September 30, 2018, 2017 and 2016, respectively. In addition, the Company had an accumulated deficit of $113.3 million, $92.7 million and $47.9 million as of December 31, 2018, September 30, 2018 and 2017, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at December 31, 2018 of $217.5 million will be sufficient to fund the Company’s operations into calendar year 2021.

Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements include those of the Company, Autolus Limited, and its U.S. subsidiary, Autolus Inc., and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation. Certain amounts in the Company’s consolidated balance sheet and consolidated cash flows as of and for the year ended September 30, 2018 have been reclassified to conform with the current period presentation.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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
Restricted Cash
The Company has entered into a credit card arrangement that requires a security deposit of $0.1 million. The Company includes the restricted cash balance in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

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
Property and Equipment
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2018 and September 30, 2018 and 2017, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fixtures, and leasehold improvements. The office equipment has an estimated useful life of three years and the lab equipment and furniture and fixtures have an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Assets under construction primarily consist of costs incurred with leasehold improvements, and, once placed into service, will be depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts and any resulting gain or loss is included in the statement of operations and other comprehensive loss. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.
The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the book value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds the fair value. The Company did not recognize any impairment losses from its inception through September 30, 2017. The Company recognized asset disposals of less than $10,000 for the year ended September 30, 2018. The Company has not recognized any impairment losses in the three months ended December 31, 2018.

Intangible Assets Subject to Amortization
The Company’s intangible assets with finite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company recognized an impairment expense of $0.4 million for the three months ended December 31, 2018 related to software the Company elected to discontinue.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manage its business as a single operating segment, which is the business of developing and commercializing gene therapies; however, the Company operates in two geographic regions: the United Kingdom and the United States. Substantially all of the Company’s assets are held in the United Kingdom.
Deferred Rent and Lease Incentives
Rent expense and lease incentives from operating leases are recognized on a straight-line basis over the lease term.  The Company has operating leases that include rent escalation payment terms and a rent free period. Deferred rent represents the difference between actual operating lease payments and straight-line rent expense over the term of the lease.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K. research and development expenditure credit (“RDEC”) in the amount of $37,000, $0.2 million and $0.2 million for the three months ended December 31, 2018 and years ended September 30, 2018 and 2017, respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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
When considering the fair value of options granted in the period prior to the IPO, management considered probability-weighted scenarios based on the relative likelihoods of completing the IPO and remaining a privately-held company. In the IPO scenarios, the fair value was calculated by dividing the total estimated equity value by the number of fully diluted ordinary shares outstanding, and then discounting the implied per-share value at a rate intended to approximate the Company's cost of equity between share option grant date and the expected IPO date. The stay-private scenario utilized an OPM "Backsolve" calculation to estimate our equity value implied by the purchase price of the series A preference shares in September 2017. In March and May 2018, the Company issued share option grants to employees that applied a 50% and 80% probability weighting of an IPO, respectively, to the fair value of the underlying ordinary share utilized in the Black-Scholes option pricing model.
Foreign Currency Translation
The Company maintains its financial statements in its functional currency, which is the pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign exchange gain of $1.1 million for the three months ended December 31, 2018 and a foreign exchange gain of $4.0 million and a foreign exchange loss of $25,000 for the years ended September 30, 2018 and 2017, respectively, which are included in other income in the statements of operations and comprehensive loss.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Patent Costs
The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $0.2 million, $1.0 million and $0.5 million for the three months ended December 31, 2018 and years ended September 30, 2018 and 2017, respectively.
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
Comprehensive Loss
The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

components. Comprehensive loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a loss of $5.6 million, a loss of $6.1 million, a gain of $0.8 million, and a loss of $2.9 million related to foreign currency translation during the three months ended December 31, 2018 and years ended September 30, 2018, 2017 and 2016, respectively.
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
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Three Months Ended December 31,	Year Ended September 30,
	2018	2018	2017	2016
Unvested restricted incentive shares	708,834	815,632	1,358,317	1,266,619
Incentive share options	3,711,274	2,065,481	570,309	—
Total	4,420,108	2,881,113	1,928,626	1,266,619
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
These exemptions provided by the JOBS Act will apply up until the last day of the fiscal year following the fifth anniversary of the IPO or such earlier time that the Company no longer meets the requirements of being an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its securities held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 20-F), or it issues more than $1 billion of non-convertible debt securities over a three-year period.
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
In addition, the Company also currently relies on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, the Company is entitled to continue to rely on certain exemptions as an “emerging growth company.” As an emerging growth company, the Company is not required to, among other things, (i) provide an auditor’s attestation report on the Company’s system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until the Company no longer meets the requirements of being an emerging growth company, whichever is earlier.
Recently issued accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to recognize assets and liabilities on the balance sheet for most leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance.

ASU 2016-02 will be effective beginning January 1, 2019 requiring the use of a modified retrospective transition approach applied at the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases, Targeting Improvements, (“ASU 2018-11”), which contains certain amendments to ASU 2016-02 intended to provide relief in implementing the new standard. ASU 2018-11 provides registrants with an option to not restate comparative periods presented in the financial statements. The Company intends to elect this new transition approach using a cumulative-effect adjustment on the effective date of the standard, for which comparative periods will be presented in accordance with the previous guidance in ASC 840, Leases.
The Company is currently evaluating the potential impact ASU 2016-02 may have on its financial position, results of operations, and related footnotes. The Company expects it will make an accounting policy election to keep leases with an initial term of 12 months or less off of its balance sheet. To date, the Company has identified all of its leases which consist of the London, United Kingdom corporate office and manufacturing leases and the Gaithersburg, Maryland office and manufacturing facility leases, and the Company anticipates that adoption of ASU 2016-2 will result in the recognition of additional assets and lease liabilities.
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

Note 3. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	September 30,
	2018	2018	2017
Research and development claims receivable	$10,272	$7,191	$4,069
Prepayments	2,069	2,208	681
VAT receivable	1,973	1,274	248
Other assets	—	717	—
Grant income receivable	661	678	279
Other receivable	436	121	135
Total prepaid expenses and other current assets	$15,411	$12,189	$5,412

Note 4. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

	December 31,	September 30,
	2018	2018	2017
Lab equipment	$10,771	$10,473	$4,141
Office equipment	1,610	1,019	950
Furniture and fixtures	599	594	517
Leasehold improvements	2,076	2,124	2,100
Assets under construction	8,620	2,456	—
Less: accumulated depreciation	(3,708)	(3,138)	(1,528)
Total property and equipment, net	$19,968	$13,528	$6,180
Depreciation expense recorded for the three months ended December 31, 2018 was $0.6 million and for the years ended September 30, 2018 and 2017 was $1.7 million and $1.0 million, respectively.

Note 5. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,	September 30,
	2018	2018	2017
Compensation and benefits	$3,296	$2,500	$1,662
Research and development costs	9,362	6,659	339
UCLB milestone	638	653	—
Professional fees	4,130	3,099	300
Deferred rent	561	569	197
Other liabilities	1,067	623	589
Total accrued expenses and other liabilities	$19,054	$14,103	$3,087
As of December 31, 2018, other liabilities included U.S. tax payable of $0.6 million and the current portion of other long-term payables and lease incentive liability, which together amounted to $0.4 million. As of each September 30, 2018 and 2017, the current portion of other long-term payables and lease incentive liability, together amounted to $0.4 million.

Note 6. Shareholders’ Equity
Ordinary Shares
Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of December 31, 2018, the Company has not declared any dividends.
As of December 31, 2018, the Company’s authorized capital shares consisted of 200 million ordinary shares with a nominal value of $0.000042 per share.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

and commissions and offering expenses paid by the Company of $16.0 million. Upon the closing of the IPO, each separate class of ordinary shares of Autolus Therapeutics plc was converted into a single class of ordinary shares of Autolus Therapeutics plc as described further below.
Prior to the Company’s June 2018 reorganization and IPO, the Company had issued series A preferred shares, ordinary B shares, and ordinary C shares to fund its operations and upon the Company completing its IPO of ADSs, the different classes of shares were converted into a single class of ordinary shares on a 3.185-for-1 basis and created various classes of deferred shares.
The following deferred share classes were created:
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

Deferred B Shares - The deferred B shares were the product of the reorganization of the series A preferred shares and ordinary B shares into ordinary shares. The nominal residual value was utilized by management as the required £50,000 of share capital to re-register Autolus Therapeutics Limited as Autolus Therapeutics plc. The resulting 88,893,548 deferred shares, aggregate nominal value of $118,000, is presented as a separate class of equity on the balance sheet and statement of shareholder’s equity. These deferred B shares have no voting rights.

Deferred C Share - The deferred C share, nominal value less than $1.00, was created when the shares in Autolus Therapeutics plc were redenominated from GBP to USD as part of the capital reduction to deal with rounding issues that would otherwise have unbalanced the company’s nominal share capital. This deferred C share has no voting rights.
The table below reflects the number of preferred shares, ordinary shares, and deferred shares issued and outstanding at December 31, 2018 and September 30, 2018 and 2017, and also reflects the conversion of preferred and ordinary shares on 3.185-for-1 basis in the current and previous years and the creation of deferred shares.

	December 31,	September 30,
	2018	2018	2017
Series A preferred shares	—	—	24,490,705
Class B ordinary shares	—	—	3,375,196
Class C ordinary shares	—	—	2,096,841
Ordinary Shares	40,145,617	40,146,182	—
Deferred shares	34,425	34,425	—
Deferred B shares	88,893,548	88,893,548	—
Deferred C shares	1	1	—
Total ordinary and deferred shares	129,073,591	129,074,156	29,962,742

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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
Share Option Valuation
The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the three months ended December 31, 2018 and the years ended September 30, 2018 and 2017 were as follows:

	December 31,	September 30,
	2018	2018	2017
Expected option life (years)	6 years	6 years	6 years
Risk-free interest rate	2.70% to 3.09%	2.61% to 3.00%	1.91% to 2.05%
Expected volatility	69.52% to 71.26%	68.15% to 72.99%	68.61% to 68.93%
Expected dividend yield	0.00%	0.00%	0.00%

Share Options

The table below reflects summarizes share option activity for the three months ended December 31, 2018.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of September 30, 2018	2,065,481	$9.87	9.35	$43,146
Granted	1,651,740	$31.23	—	—
Exercised	—	—	—	—
Canceled or forfeited	(5,947)	$5.71	—	—
Outstanding as of December 31, 2018	3,711,274	$19.25	9.47	$51,464
Exercisable as of December 31, 2018	206,085	$0.50	8.48	$6,664
Vested and expected to vest as of December 31, 2018	3,711,274	$19.25	9.47	$51,464
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ADSs for those share options that had exercise prices lower than the fair value of the Company’s ADSs.
The weighted average grant-date fair value of share options granted was $20.04, $8.55 and $4.04 for the three months ended December 31, 2018 and the years ended September 30, 2018 and 2017, respectively, none of which were vested.
The Company recorded share-based compensation expense related to share options to certain consultants, who are not employees, of $50,000 and $0.1 million for the three months ended December 31, 2018 and the year ended September 30, 2018, respectively. There were no share options granted to consultants during the year ended September 30, 2017.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Restricted Ordinary Shares
The assumptions (see Note 2) used in the OPM to determine the fair value of the ordinary shares for the following dates were as follows:

	March 2, 2016	April 26, 2017	September 25, 2017	March 31, 2018	May 31, 2018
Expected term	2.8 years	1.2 years	0.8 years	1.8 years	1.8 years
Risk-free interest rate	1.0%	1.0%	1.3%	2.1%	2.1%
Expected volatility	73.2%	76.6%	71.0%	71%	71%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
A summary of the changes in the Company’s restricted ordinary shares during the three months ended December 31, 2018 is as follows.

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at September 30, 2018	815,632	$4.17
Granted	—	—
Vested	(106,233)	3.97
Canceled or forfeited	(565)	2.99
Unvested and outstanding at December 31, 2018	708,834	$4.10
During the year ended September 30, 2017, the Company granted an aggregate of 439 restricted ordinary shares with vesting based on service conditions only and 641,711 restricted ordinary shares that included both performance and service conditions in order to vest. During the years ended September 30, 2018 and 2017, 159,490 and 24,896 restricted ordinary shares were vested related to performance-based awards. The remainder of the restricted C ordinary shares and all forfeited restricted C ordinary shares related to awards with only service-based vesting conditions. There were no restricted shares granted during the year ended September 30, 2018 or three months ended December 31, 2018.
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
As of December 31, 2018, there was unrecognized compensation of $1.1 million, which will be recognized over the remaining vesting term of the awards.
The Company recorded share-based compensation expense related to awards to certain consultants, who are not employees, of $0.1 million, $1.0 million and $0.2 million for the three months ended December 31, 2018 and years ended September 30, 2018 and 2017, respectively.
Share-based Compensation Expense
The Company recorded share-based compensation expense of $3.4 million, $6.8 million and $3.2 million during the three months ended December 31, 2018 and years ended September 30, 2018 and 2017, respectively, related to both restricted shares and share options based awards. As of December 31, 2018, there was $42.0 million of unrecognized compensation cost related to outstanding but unvested restricted shares and share options, which amounts are expected to be recognized over weighted-average period of 3.8 years.
Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

	Three months ended December 31,	Year ended September 30,
	2018	2018	2017	2016
Research and development	$1,906	$3,116	$1,145	$916
General and administrative	1,487	3,649	2,008	1,341
Total share-based compensation	$3,393	$6,765	$3,153	$2,257
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

Note 8. License Agreements
UCL Business plc License
In September 2014, the Company entered into an exclusive license agreement (the “License”) with UCL Business plc (“UCLB”), the technology transfer company of University College London (“UCL”), to obtain licenses to certain technology rights in the field of cancer therapy and diagnosis. In March 2016, the License was amended to include additional rights.
As part of the consideration for the License in September 2014, the Company issued 1,497,643 ordinary shares to UCLB. The Company paid upfront fees of $0.3 million and issued an additional 313,971 ordinary shares to UCLB when the License was amended in March 2016.
In March 2018, the License was further amended and restated in March 2018 to include a license to AUTO1, for which UCL is conducting Phase 1 clinical trials in pediatric and adult ALL patients. The Company paid an upfront fee of £1.5 million for consideration for the Amended and Restated License Agreement and is obligated to pay an additional £0.5 million in connection with UCLB's transfer of clinical data to the Company. No equity was issued as part of the upfront fee consideration.
The License required the Company to make annual license payments of £30,000 through September 30, 2018. The Company is no longer required to make any further annual license payments to UCLB. Additionally, the Company may be obligated to make payments to UCLB under the Amended and Restated License Agreement upon the receipt of specified regulatory approvals in an aggregate amount of £35.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technologies. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 9. Income Taxes
The Company recorded an income tax benefit of $2.6 million, $7.3 million and $3.7 million for the three months ended December 31, 2018 and the years ended September 30, 2018 and 2017, respectively.

Certain amounts previously reported in Income Taxes for the year ended September 30, 2018 have been restated to reflect the correction of an immaterial error as disclosed in the Company's Annual Report on Form 20-F for the year ended September 30, 2018. The error related to the calculation of deferred tax asset and related valuation allowance. The Company believes the effect of the error is not material to its consolidated financial statements.

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rates is as follows (in thousands):

	Three months ended	Year ended
	December 31,	September 30,
	2018	2018	2017	2016
Net loss before taxes	$(23,253)	$(52,031)	$(23,380)	$(14,327)
U.K. statutory tax rate	19.0%	19.0%	19.5%	20.0%
Income tax benefit at U.K. statutory tax rate	(4,423)	(9,886)	(4,559)	(2,865)
Tax incentives / credits	(3,234)	(7,296)	(3,702)	(1,837)
Non-deductible expenses	127	1,553	609	694
Adjustments in respect of prior years	265	(13)	13	57
Operating losses	3,605	7,317	3,754	2,168
Tax on property, plant, equipment and intangibles	140	233	113	—
Other, net	915	812	119	6
Total income tax benefit	$(2,605)	$(7,280)	$(3,653)	$(1,777)
Effective rate of income tax	11.2%	14.0%	15.6%	12.4%
The effective tax rate for the three months ended December 31, 2018 was 11.2% and for the years ended September 30, 2018, 2017, and 2016 is was 14.0%, 15.6% and 12.4%, respectively. This is lower than the main rate of U.K. tax primarily due to administration of the U.K. research and development tax credit, which is included within the tax incentive/credits line in the table above.
Deferred tax assets and liabilities consisted of the following at December 31, 2018 and September 30, 2018 and 2017 (in thousands):

	December 31,	September 30,
	2018	2018	2017
Deferred tax assets:
Other differences	$2,870	$1,785	$11
Tax losses	7,851	6,515	3,878
Fixed assets	621	1,740	1,098
Total deferred tax assets	11,342	10,040	4,987
Valuation allowances	(11,342)	(10,040)	(4,987)
Net deferred tax asset (liability)	$—	$—	$—
Deferred tax assets resulted from loss carryforwards, fixed assets and retirement benefits, with total deferred tax assets increasing by $1.3 million in the three months December 31, 2018. The Company has recorded a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown. As a result, the net deferred tax remains the same, due to a corresponding increase in valuation allowance.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

At December 31, 2018, the Company had U.K. trading losses carry forward of $46.2 million. These losses are carry forwards indefinitely under local law, but are subject to numerous utilization criteria and restrictions.
As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where this is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. The Company recorded valuation allowances in the amounts of $11.3 million at December 31, 2018 and $10.0 million and $5.0 million at September 30, 2018 and 2017, respectively.

Note 10. Commitments and Contingencies
License Agreement
The Company has entered into an exclusive license agreement, as amended, with UCLB (see Note 8). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2018 there was a $0.6 million million milestone that was considered probable related to the receipt of clinical data for its AUTO1 program, and accordingly the Company accrued a liability of $0.6 million as of December 31, 2018. As of December 31, 2018, there were no other milestones for which the likelihood of achievement was probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2018 and September 30, 2018 and 2017.
Leases
The Company’s corporate headquarters are located in London, United Kingdom. As of December 31, 2018 and September 30, 2018 and 2017, the Company leased space at this location from Imperial (Forest House) Limited under a ten year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a 15-month period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease with a concurrent term through August 2025. The Company and the landlord has the option to early terminate both leases in September 2020.
Prior to the lease commencement date of both leases, the Company, in conjunction with the landlord, made improvements to the leased space. The total cost of these improvements was funded by the landlord, a portion of the cost will be reimbursed by the Company over the term of the leases. The total cost of the improvements was capitalized as leasehold improvements on the Company’s balance sheet, with an offset to long-term lease incentive obligation for the portion funded by the landlord and other long-term payables for the portion to be repaid to the landlord. As of September 30, 2018 and 2017, the Company capitalized $0.1 million, and $2.1 million, respectively, as leasehold improvements. No similar costs were capitalized as of December 31, 2018. The lease related to this facility is classified as an operating lease.

In September 2017, the Company executed an arrangement to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center for a term through May 2021, at which time the Company has the option to renew or terminate the lease. The lease related to this facility is classified as an operating lease. The lease has an six-month rent-free period. The rent-free period is included in the deferred rent. In December 2018, the Company executed an additional lease arrangement for additional manufacturing space for a term through January 2023, at which time the Company has the option to renew or terminate the lease. The lease related to this facility is classified as an operating lease. There is no rent free period.
In June 2018, the Company signed a binding letter of intent to enter into a lease for office and laboratory space in White City, London. The letter of intent requires the Company to enter into a ten-year lease provided that the landlord completes the required leasehold improvements described in the agreement. The expected lease commencement date is in February 2019. The lease will include an option to lease additional space. As of December 31, 2018 and September 30, 2018, the Company capitalized $6.6 million and $2.5 million, respectively, as leasehold improvements. The Company did not include future minimum payments in the lease payment schedule, as the lease agreement was not complete as of December 31, 2018.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In September 2018, the Company signed a binding letter of intent to enter into a lease for manufacturing space in Enfield, United Kingdom. The letter of intent requires the Company to enter into a 15-year lease provided that the landlord completes the required leasehold improvements described in the agreement. The Company executed the lease agreement in February 2019 and the lease commencement date is expected to be February 2019. The Company has incurred no leasehold improvements to capitalize as of December 31, 2018 and September 30, 2018. The Company did not include future minimum payments in the lease payment schedule as the lease agreement was not entered into as of December 31, 2018.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The lease related to this facility is classified as an operating lease. The lease has a four-month rent-free period. The rent-free period is included in the deferred rent.
In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The Company expects the lease to commence in June 2020 for a term through June 2035. The Company did not include future minimum payments in the lease payment schedule as the lease agreement was not complete as of December 31, 2018.

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2018 (in thousands):

Year ending December 31,
2019	$2,244
2020	2,332
2021	1,934
2022	1,324
2023	1,196
Thereafter	1,121
Total	$10,151
The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid.
The Company recorded rent expense totaling $0.5 million, $0.9 million, and $0.6 million for the three months ended December 31, 2018 and years ended September 30, 2018 and 2017, respectively.

Note 11. Related Party Transactions
Syncona LLP
The Company previously had an agreement with Syncona LLP, an investor in the Company, pursuant to which the Company was charged for services including director compensation fees. The agreement terminated effective as of the Company's IPO. For the three months ended December 31, 2018, the Company paid nominal fees to Syncona. The Company recorded expenses totaling $60,000 $56,000, and $0.2 million for the years ended September 30, 2018, 2017, and 2016, respectively, which are included in general and administrative expenses. As of September 30, 2018 and 2017 there was $13,000 and $3,000 included in accrued expenses on the Company’s balance sheets related to the arrangement with Syncona LLP, respectively. There were no accrued expenses on the Company’s balance sheet at December 31, 2018.
University College London and Related Entities
The Company, under various agreements, received research and development, office and consulting services from the University College London (“UCL”) and its subsidiaries. UCL is a shareholder of the Company through UCLB. As of September 30, 2018, UCL is no longer a principal shareholder of the Company and, as a result, the Company no longer considers UCL a related party for reporting purposes.

For the years ended September 30, 2018, the Company recorded research and development expenses from arrangements with UCL totaling $0.7 million and $2.4 million, respectively, of which $40,000 and $1.5 million represented license fees for the years

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

ended September 30, 2017 and 2016, respectively. As of September 30, 2017, there was $0.2 million included in accrued expenses and accounts payable on the Company’s balance sheet related to the arrangement with UCL.

Arix Bioscience
The Company previously had an agreement with Arix Bioscience Holdings Limited ("Arix"), an investor of the Company, pursuant to which the Company was charged for director compensation fees. The agreement terminated effective as of the Company's IPO. There were no expenses for the three months ended December 31, 2018. The Company recorded expenses totaling $18,000, $20,000, and $11,000 for the years ended September 30, 2018, 2017, and 2016, respectively. As of December 31, 2018 and September 30, 2018, there were no outstanding balances. As of September 30, 2017, there was $2,000 included in accrued expenses on the Company’s balance sheet.
Kapil Dhingra, M.D.,
The Company entered into a consulting agreement with Dr. Kapil Dhingra, a member of its board of directors, in November 2014, pursuant to which he has agreed to provide up to nine days of healthcare consulting services to the Company. Dr. Dhingra receives an annual fee of £10,000 under the terms of the agreement. Subject to mutual agreement between the Company and Dr. Dhingra, he may provide services to the Company beyond the nine days, in which case the Company has agreed to pay Dr. Dhingra an additional fee of £1,111 per day. As of December 31, 2018 and September 30, 2018 and 2017, there was $3,000, $46,000, and $32,000 included in accrued expenses on the Company’s balance sheet.

Note 12. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company expensed $0.2 million, $0.5 million, $0.3 million and $0.1 million in contributions for the three months ended December 31, 2018 and years ended September 30, 2018, 2017 and 2016, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code in October 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to four percent of the employee’s annual salary. For the three months ended December 31, 2018, the Company incurred $18,000 in matching expenses. The Company pays all administrative fees related to the 401(k) plan.

Note 13. Selected Financial Data for the Three Months Ended December 31, 2017

The following tables present condensed comparative information for the three months ended December 31, 2017:

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Three Months Ended December 31,
2017
(unaudited)
Results of Operations
Grant income	$231
Operating expenses:
Research and development	(5,564)
General and administrative	(3,084)
Total operating expenses, net	(8,417)
Other income (expense):
Interest income	181
Other income (expense)	(685)
Total other income (expense), net	(504)
Net loss before income tax	(8,921)
Income tax benefit	1,397
Net loss attributable to ordinary shareholders	$(7,524)

Cash Flows
Net cash used in operating activities	$(8,797)
Net cash used in investing activities	(764)
Net cash provided by financing activities	433
Effect of exchange rate changes on cash	1,042
Net decrease in cash	$(8,086)

Balance Sheet Data
Cash	$128,984
Working capital (1)	131,576
Net assets	137,515
Total assets	142,715
Ordinary shares	1
Additional paid-in-capital	195,644
Total shareholders' equity	137,515
(1) The Company defines working capital as current assets less current liabilities.

Note 14. Subsequent Events
The Company evaluated subsequent events through February 25, 2019, the date on which these financial statements were issued.