Form 20-F
period 2019-12-31
Autolus Therapeutics plc
filed 2020-03-03
CIK 1730463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Christian Itin
Chief Executive Officer
Autolus Therapeutics plc
58 Wood Lane
London W12 7RZ United Kingdom
+44 20 3829 6230
Email: ir@autolus.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depository Shares, each representing one ordinary share, nominal value $0.000042 per share	AUTL	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Ordinary shares, nominal value $0.000042 per share: 44,983,006 as of December 31, 2019
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐           Accelerated filer  ☒           Non-accelerated filer  ☐           Emerging growth company  ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statement data as of December 31, 2019 and 2018 and for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.
All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the year ended December 31, 2019 have been translated into U.S. dollars on the last business day of our fiscal year ended December 31, 2019, using the exchange rate of £1.00 = $1.3268. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

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

Item 2. Offer Statistics and Expected Timetable.
Not applicable.

Item 3. Key Information.

A. Selected financial data.

We have historically conducted our business through Autolus Limited and, therefore, our historical consolidated financial statements previously presented the results of operations of Autolus Limited. Following the completion of our initial public offering, or IPO, of American Depositary Shares, or ADSs, in June 2018, our consolidated financial statements present the consolidated results of operations of Autolus Therapeutics plc.  The consolidated statements of operations data for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 and the years ended September 30, 2018 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated statements of operations data for the year ended September 30, 2016 and the consolidated balance sheet data as of September 30, 2016 is derived from our audited consolidated financial statements not included in this Annual Report.

The following tables set forth our selected consolidated financial and other data for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018, 2017 and 2016 (in thousands, except share and per share data). The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this Annual Report and “Item 5. Operating and Financial Review and Prospects” of this Annual Report. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. We prepare our consolidated financial statements in accordance with U.S. GAAP as issued by the FASB.

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

	Year Ended December 31,	Three Months Ended December 31,	Year Ended September 30,
	2019	2018	2018	2017	2016
	(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Grant income	$2,908	$296	$1,407	$1,693	$1,212
Operating expenses:
Research and development	(105,418)	(17,713)	(36,150)	(16,012)	(10,436)
General and administrative	(39,452)	(7,593)	(22,790)	(9,099)	(5,152)
Total operating expenses, net	(146,064)	(25,010)	(57,533)	(23,418)	(14,376)
Other income (expense):
Interest income	2,542	660	1,532	84	75
Other income (expense)	4,514	1,097	3,970	(46)	(26)
Total other income, net	7,056	1,757	5,502	38	49
Net loss before income tax	(139,008)	(23,253)	$(52,031)	(23,380)	(14,327)
Income tax benefit	15,159	2,605	7,280	3,653	1,777
Net loss attributable to ordinary shareholders	(123,849)	(20,648)	$(44,751)	$(19,727)	$(12,550)
Other comprehensive income (loss):
Foreign exchange translation adjustment	6,797	(5,568)	(6,071)	802	(2,942)
Total comprehensive loss	(117,052)	(26,216)	(50,822)	$(18,925)	$(15,492)
Basic and diluted net loss per ordinary share	$(2.88)	$(0.52)	$(1.42)	$(1.43)	$(1.26)

	As of December 31,		As of September 30,
	2019	2018	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$210,643	$217,450	$247,089	$137,070	$28,059
Working capital(1)	224,272	211,890	242,139	137,449	28,191
Net Assets	254,839	232,642	255,465	142,601	30,687
Total assets	303,533	254,210	273,205	148,662	34,180
Ordinary shares	2	2	2	1	—
Additional paid-in-capital	500,560	361,311	255,465	142,601	30,687
Ordinary Shares	44,983,006	40,145,617	40,146,182	29,962,742	13,921,544

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
We are a clinical-stage biopharmaceutical company with a limited operating history and we have incurred significant net losses since our inception in 2014. We have incurred losses of $123.8 million for the year ended December 31, 2019, and $44.8 million and $19.7 million for the years ended September 30, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $237.2 million. We have funded our operations to date primarily with proceeds from the sale of our equity securities.
We have no products approved for commercial sale, have not generated any product revenue, and are devoting substantially all of our financial resources and efforts to research and development of our programmed T cell product candidates as well as to building out our manufacturing infrastructure, T cell programming technologies and management team. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.
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

•
initiate preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including our planned development of additional T cell therapies for the treatment of hematological cancers and solid tumors;

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

•
make required milestone and royalty payments to UCL Business plc, or UCLB, the technology-transfer company of University College London, or UCL, or other third parties, under license agreements pursuant to which we were granted some of our intellectual property rights;

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
Because of the numerous risks and uncertainties associated with the development, manufacturing, delivery and commercialization of complex autologous cell therapies, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our product candidates, our expenses could increase and profitability could be further delayed.
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
Since our inception, we have devoted substantially all of our resources to fund the operating expenses and capital expenditure requirements associated with the research and development of our product candidates. These programs are described in greater detail under the heading “Our Pipeline” in the section titled “Business Overview” of this Annual Report. Our current funding will not be sufficient for us to fund any of our programmed T cell product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our programmed T cell product candidates, and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:

•	the progress, results and costs of laboratory testing, manufacturing, and preclinical and clinical development of our current and future product candidates;

•	the timing and amounts of any milestone or royalty payments we may be required to make under current or future license agreements;

•
the costs of leasing, building out, equipping, and operating the facilities necessary to research, develop, manufacture and commercialize our product candidates, as well as to support our continuing operations;

•	the costs of hiring additional clinical, quality control and manufacturing personnel;

•	the costs, timing and outcome of regulatory review of our product candidates;

•
the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the costs of operating as a public company.

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

Risks Related to the Development of Our Product Candidates
We are early in our development efforts. All of our product candidates are in clinical development or in preclinical development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.
We have established clinical proof-of-concept for only one of our product candidates. There is no assurance that our current or any other future clinical trials of our product candidates will be successful or will generate positive clinical data and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, including the European Medicines Agency, or EMA, for any of our product candidates. Except for AUTO3, we have not submitted an Investigational New Drug Application, or IND, with the FDA for our current clinical-stage product candidates, which must be in effect before commencing clinical trials in the United States. There can be no assurance that the FDA will permit any IND to go into effect in a timely manner or at all. Trials in the United States must be conducted pursuant to an active IND.
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
We have concentrated our research and development efforts on our T cell technology platform using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our programmed T cell product candidates. We do not currently have any approved or commercialized products. One of our most advanced product candidates employs a dual-targeting mechanism. By targeting two separate antigens on the cancer cell surface, we believe this product candidate has the potential to improve durability of treatment response and reduce the frequency of cancer relapse as compared to other currently available single-targeting T cell therapies. Our product candidate for the treatment of T-cell lymphoma employs a novel approach to killing malignant T cells that aims to preserve approximately half of the normal, healthy T cells. Some of our product candidates include a “safety switch” that is designed to allow for the elimination of the engineered T cells if a patient experiences severe adverse side effects from the treatment. However, this “safety switch” technology has not been used to date in our clinical studies, and we do not know whether it would have the intended effect if used. Additionally, as with other targeted therapies, off-tumor or off-target activity could delay development or require us to re-engineer or abandon a particular product candidate. Because programmed T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:

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
AUTO5, AUTO7, AUTO8 and all of our next generation product candidates are still in the preclinical development stage. The risk of failure of preclinical programs is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies to obtain regulatory clearance to initiate human clinical trials, including based on INDs in the United States and clinical trial applications, or CTAs, in Europe. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA, the EMA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the EMA or other regulatory authorities allowing clinical trials to begin.

Clinical trials are difficult to design and implement, involve uncertain outcomes and may not be successful.
Human clinical trials are difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we have limited experience designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. There is a high failure rate for biologic products proceeding through clinical trials, which may be higher for our product candidates because they are based on new technology and engineered on a patient-by-patient basis. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.
Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.
Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. For example, we have treated only a small number of patients in all of our ongoing clinical trials. For that reason, we do not know whether these candidates will be effective for the intended indications or safe in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. This failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.
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

In particular, some of our clinical trials will look to enroll patients with characteristics which are found in a very small population. For example, our clinical trial for AUTO4 seeks to enroll patients with peripheral T-cell lymphoma, a rare and heterogeneous form of non-Hodgkin lymphoma, or NHL. Other companies are conducting clinical trials with their redirected T cell therapies in multiple myeloma, pediatric relapsed or refractory acute B lymphocytic leukemia, or pediatric ALL, and relapsed or refractory diffuse large B-cell lymphoma, or DLBCL, and seek to enroll patients in their studies that may otherwise be eligible for our clinical trials, which could lead to slow recruitment and delays in our clinical programs. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential study participants and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than participate in our clinical trials.
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
We are initially developing AUTO1 as second line therapy for patients with ALL who are considered at high risk for relapse and as third line therapy for other patients with ALL, AUTO3 as a third line therapy for DLBCL and AUTO4 as a second line therapy for TRBC1-positive T-cell lymphoma patients. If AUTO3 is approved as a third line therapy, we would expect to initiate a trial to potentially position it to an earlier line of therapy. Similarly, a clinical trial with AUTO4 may be initiated to position it as a consolidation therapy after first line chemotherapy in T-cell lymphoma, but there is no guarantee that any of our product candidates, even if approved, would be approved for an earlier line of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to gaining approval for the earlier line of therapy.
Our projections of both the number of people who have the cancers we are targeting, as well as the size of the patient population subset of people with these cancers in a position to receive first, second, third and fourth line therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be fewer than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, in our clinical trial for AUTO4, we are initially targeting a small patient population that suffers from peripheral T-cell lymphoma, a rare and heterogeneous form of NHL. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve significant revenues without obtaining regulatory approval for additional indications or as part of earlier lines of therapy.
Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label, or result in significant negative consequences following any potential marketing approval.
In clinical trials conducted by other companies involving CAR T cells, the most prominent acute toxicities included symptoms thought to be associated with cytokine release syndrome, or CRS, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, or neurotoxicity, such as confusion, tremor, cranial nerve dysfunction, seizures and speech impairment. Adverse events with the worst grades and attributed to CAR T cells were severe and life threatening in some patients. The life threatening events were related to kidney dysfunction and neurotoxicity. Severe and life threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three weeks, but several patients died in clinical trials involving CAR T cells developed by other companies and academic institutions. In initial clinical trials of AUTO1, we have observed Grade 1 and Grade 2 CRS, as well as one case of Grade 3 CRS. In the CARPALL trial of AUTO1, 13 of 25 patients experienced Grade 4 cytopenias persisting beyond 28 days. Grade 3 or higher neutropenias were common in the ALLCAR study, with five of 16 patients reporting such neutropenias prior to treatment with AUTO1 and eight of 14 patients reporting neutropenias 28 days after treatment with AUTO1, with most resolving by within two or three months after treatment.

We have also observed severe neurotoxicity in the trials, with one patient on the CARPALL trial experiencing Grade 4 neurotoxicity, which was deemed more consistent with fludarabine than CAR-associated neurotoxicity and three patients experiencing Grade 3 neurotoxicity that resolved swiftly with steroids, two within 24 hours and one within 72 hours. In addition, in the AMELIA trial of AUTO3, one patient treated in the low dose cohort had Grade 3 encephalopathy which was considered likely related to prior intrathecal methotrexate. There can be no assurance that patients in ongoing or future trials of AUTO1, AUTO3 or any of our other product candidates will not experience more severe CRS, unacceptable levels of neurotoxicity or other serious adverse events.
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

Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional manufacturing hubs to service major markets to meet projected needs for commercial sale quantities. However, we do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and we currently use facilities and equipment at the Cell and Gene Therapy Catapult and King’s College London for vector and cell manufacturing.

We are establishing our viral vector and cell manufacturing capacity by taking occupancy of manufacturing suites at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom. The Cell and Gene Therapy Catapult manufacturing center provides shared infrastructure to collaborators working in segregated manufacturing suites. We have little to no control over the actions of other collaborators and their actions could inadvertently damage or delay our ability to manufacture our product candidates. In addition, we rely on the use of vector manufacturing suites at King’s College London, where our employees currently perform or supervise viral vector manufacturing for our product candidates. Our long-term plan is to establish additional manufacturing sites in the United States and in Europe as needed. The implementation of this plan is subject to many risks. For example, the establishment of a cell-therapy manufacturing facility is a complex endeavor requiring knowledgeable individuals. Creating an internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should we be unable to find these individuals, we may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in cell therapy and the competition for these individuals is high.

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
The manufacture and delivery of programmed T cell therapies to patients involves complex, integrated processes, including harvesting T cells from patients, programming the T cells ex vivo, multiplying the T cells to obtain the desired dose, and ultimately infusing the T cells back into a patient’s body. As a result of the complexities, the cost to manufacture biologics in general, and our programmed T cell product candidates in particular, is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult and costly to reproduce. In addition, our manufacturing process will be susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells from the patient, shipping such patient material to the manufacturing site, storing and processing such patient material, shipping the patient material with the programmed T cells back to the patient, and infusing the patient with the final product. Other manufacturing issues include the differences in patient starting materials, inconsistency in cell growth, variability in product characteristics, interruptions in the manufacturing process, equipment or reagent failure, improper installation or operation of equipment, and vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. For example, in clinical trials of AUTO1 conducted by UCL using a manufacturing process that differs from our semi-automated manufacturing process, UCL experienced product failures for three patients enrolled in the CARPALL trial and produced only a partial dose for one patient in the ALLCAR19 trial. If we lose, destroy or otherwise impair the patient materials at any point in the vein-to-vein supply chain, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome due to the risk of disease progression. In addition, because our product candidates are manufactured for each particular patient, we will be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.
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
Patients with hematological cancers receive highly toxic lympho-depleting chemotherapy as their initial treatments. These therapies can impact the viability of the T cells collected from the patient and can contribute to highly variable responses to programmed T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed T cell product candidate and thereby lead to a selection of cancer cells with low or no expression of the target. As a result, our programmed T cell product candidates may not recognize the cancer cell and may fail to achieve clinical activity. Both of our most advanced product candidates, AUTO1 and AUTO3, may face this challenge. For example, ALL patients could have received blinatumomab or Kymriah, or a CD19 ADC, or a CD22 targeting CAR T, or CD22 ADC, like inotuzomab, or similar products or product candidates prior to receiving AUTO1; and DLBCL patients could have received Yescarta, Kymriah, JCAR-17, inotuzomab, CD22-targeting CAR or blinatumomab, or similar products or product candidates prior to receiving AUTO3. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the value of our ADSs.

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
Our business is subject to risks associated with conducting business outside of the United States, as our company is based in the United Kingdom and conducts operations internationally. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

•	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom's withdrawal from the European Union;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

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

•
business interruptions resulting from geo-political actions, including war and terrorism, natural disasters--including earthquakes, typhoons, floods and fires--or health epidemics, such as the recent outbreak of the Coronavirus first identified in Wuhan, Hubei Province, China.

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
As of December 31, 2019, we had 292 employees, 290 of whom are full-time. As our development and commercialization plans and strategies develop, and as we further develop as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:

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

Additionally, the collection, use, disclosure, transfer, or other processing of personal data (including data concerning health and/or genetic data) regarding individuals in the European Union, or otherwise carried out in the context of any establishment in the European Union, is subject to the provisions of the EU General Data Protection Regulation, or the GDPR, which became effective and enforceable across all then-current member states of the European Union on May 25, 2018. In the United Kingdom, the Data Protection Act 2018 complements the GDPR. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed between the United Kingdom and European Union, the GDPR will continue to have effect in United Kingdom law, until December 31, 2020, in the same fashion as was the case prior to that withdrawal as if the United Kingdom remained a member state of the European Union for such purposes. Following December 31, 2020, it is likely that the data protection obligations of the GDPR will continue to apply in substantially unvaried form and fashion, for at least the short term thereafter, in relation to relevant processing activities carried out in the context of establishments, and/or relating to data subjects, in the United Kingdom. For this reason, in this limited context and pending variation to the anticipated position described above, references to the GDPR and the European Union should be construed so as to include equivalent reference to the Data Protection Act 2018 and the United Kingdom (where the context permits and requires).

The GDPR enhances data protection obligations for both processors and controllers of personal data, including by materially expanding the definition of what is expressly noted to constitute personal data, requiring additional disclosures about how personal data is used, imposing limitations on retention of personal data, creating mandatory data breach notification requirements in certain circumstances, and establishing onerous obligations on processors who process personal data simply on behalf of others, imposing conditions in relation to the processing of special categories of personal data, and enhancing obligations to ensure the security and confidentiality of personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area, or EEA, to so-called third countries that are not subject to an ‘adequacy decision’ (including the United States and the United Kingdom after December 31, 2020 (unless an adequacy decision is reached before such date)). The GDPR has an extended territorial scope that extends to include any business, regardless of whether or not it is established in the European Union that processes personal data in relation to the offering of goods or services to individuals in the European Union and/or the monitoring of their behavior in the European Union. This expansion means that current and future clinical trial activities carried out in EU member states would need to be conducted subject to and in accordance with applicable provisions of the GDPR (and local implementing, and/or supplementary, data protection and privacy legislation in relevant member states (for the purposes of this paragraph, “Local Implementing Legislation”)).

The GDPR and such Local Implementing Legislation impose special conditions in respect of the processing of “special categories of personal data”, which includes data concerning a data subject’s health and/or their genetic data. The GDPR has greatly expanded the nature and scope of the rights granted to individuals in respect of their personal data, including granting such individuals (in certain specified circumstances) the opportunity to object to the processing of their personal data, and the right to request deletion of personal data. Failure to comply with the requirements of the GDPR permits data protection authorities to impose large penalties, including fines of up to €20 million or 4% of an undertaking’s total global annual turnover for the preceding financial year, whichever is greater.

In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages (whether material or non‑material in nature) resulting from violations of the GDPR. Achieving and maintaining compliance with the GDPR and Local Implementing Legislation from time-to-time will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices. While we have taken steps to comply with the GDPR, and applicable Local Implementing Legislation, including by seeking to establish appropriate lawful bases for our various processing activities, endeavoring to ensure (where necessary) that we benefit from an exemption to the general prohibition on the processing of ‘special categories of personal data’, reviewing our security procedures and entering into data processing agreements with relevant contractors, service providers, and business partners, we cannot assure you that our efforts to achieve and remain in compliance have been and/or will continue to be fully successful. Accordingly, there is a risk that we may be subject to data protection-related audits by our contractual partners, audits and investigations by applicable supervisory authorities, administrative fines and penalties, other enforcement action (such as prohibitions on processing), litigation, and/or reputational harm in connection with our processing of personal data that is subject to the territorial scope of the GDPR.

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
Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. We currently depend on a limited number of vendors for access to facilities and supply of certain materials and equipment used in the manufacture of our product candidates. For example, we currently use facilities and equipment at the Cell and Gene Therapy Catapult and King’s College London for vector and cell manufacturing. In addition, we purchase equipment and reagents critical for the manufacture of our product candidates from Miltenyi Biotec GmbH and other suppliers on a purchase order basis. Some of our suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers, and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may not be able to obtain key materials and equipment to support clinical or commercial manufacturing.
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

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules will continue to apply. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. Following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining European Union-wide marketing authorization from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products, including our product candidates, will be required in the United Kingdom, the potential process for which is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. In the near term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the European Union.

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

•
U.S. federal civil and criminal false claims laws, including the U.S. federal False Claims Act, which can be enforced though civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the U.S. federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

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

•
the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to annually report to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and “transfers of value” provided, or ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

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

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have continued their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of significant investigations, prosecutions, convictions and settlements in the healthcare industry.

Efforts to ensure that our internal operations and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including future collaborators, are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.

Our product candidates are subject to government price controls in certain jurisdictions that may affect our revenue.

There has been heightened governmental scrutiny in the United Kingdom, United States, European Union and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the 2020 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

Although a number of these, and other measures may require additional authorization to become effective, Congressional leadership and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. H.R. 1: An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, or the Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Additionally, in December 2018, CMS published a new final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other federal health reform measures have been proposed and adopted in the United States. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2029 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 also introduced a quality payment program, or Quality Payment Program, under which certain individual Medicare providers will be subject to certain incentives or penalties based on new program quality standards. The Quality Payment Program provides clinicians with two ways to participate, including through the

Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

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

We are subject to the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage.

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
The development and commercialization of new biopharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and specialty pharmaceutical companies with respect to our current and future product candidates that we may develop and commercialize in the future. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organizations. Due to their promising clinical therapeutic effect in clinical exploratory trials, engineered T cell therapies, redirected T cell therapies in general and antibody-drug conjugates are being pursued by multiple biotechnology and pharmaceutical companies, including Novartis AG, or Novartis, Gilead Sciences, Inc., or Gilead, Bristol-Myers Squibb, or BMS, Janssen Biotech Inc., bluebird bio, Inc., or bluebird bio, Roche Holding AG, Seattle Genetics, and Amgen Inc. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any product candidates that we may develop, which could render our product candidates non-competitive and obsolete.
We are developing AUTO3, our dual-targeting CD19/CD22 programmed T cell product candidate for the treatment of relapsed or refractory DLBCL, and AUTO1, our CD19-targeting programmed T cell product candidate for the treatment of adult ALL. Novartis and Gilead have received marketing approval for their anti-CD19 CAR T cell therapy, and BMS submitted their Biologics License Application in December 2019 to the FDA for approval of another anti-CD19 CAR T cell therapy. AUTO1 and AUTO3 are expected to compete directly with these companies and therapies. In addition, some companies, such as Cellectis, Inc., Les Laboratoires Servier SAS and Allogene Therapeutics Inc., are pursuing allogeneic T cell products that could compete with our programmed T cell product candidates.

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
Prosecution of our owned and in-licensed patent portfolio is at an early stage. We currently have nine patents which have been issued from our pending applications in the United States, and eleven patents which have been issued from our pending applications in Europe. Much of our patent portfolio consists of pending priority applications that are not examined and pending applications under the Patent Cooperation Treaty, or PCT. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we will only have the opportunity to pursue and obtain patents in those jurisdictions where we pursue protection.

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
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our technology or product candidates, including interference proceedings before the USPTO. Intellectual property disputes arise in a number of areas including with respect to patents, use of other proprietary rights and the contractual terms of license arrangements. Third parties may assert claims against us based on existing or future intellectual property rights and claims may also come from competitors against whom our own patent portfolio may have no deterrent effect. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Other parties may allege that our product candidates or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. As we continue to develop and, if approved, commercialize our current and future product candidates, competitors may claim that our technology infringes their intellectual property rights as part of business strategies designed to impede our successful commercialization. There are and may in the future be additional third-party patents or patent applications with claims to, for example, materials, compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of any one or more of our product candidates. For example, we are aware of third-party U.S. patents that claim technology related to AUTO1. These U.S. patents will expire between 2023 and 2025, and there are no counterpart patents in Europe or the rest of the world that extend beyond the earliest expected regulatory approval date of AUTO1. If regulatory approval is received for AUTO1, unless we are able to obtain a license or licenses to the third-party U.S. patent or patents on commercially reasonable terms or any applicable patent or patents are invalidated, held to be unenforceable, or deemed uninfringed by our activities, we currently intend to launch AUTO1 outside the United States first, and delay the commercial launch of AUTO1 in the United States until the expiration of any applicable third-party patent or patents covering AUTO1. As a result, the future commercial opportunity of AUTO1 in the United States could be adversely impacted. Moreover, we may fail to identify relevant third party patents or patent applications, or we may incorrectly conclude that the claims of an issued patent are invalid or are not infringed by our activities. Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that any of our product candidates may infringe, or which such third parties claim are infringed by our technologies.
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
Competitors may infringe our patents, if issued, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, trademarks, copyrights or other intellectual property. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
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

As of December 31, 2019, our patent portfolio is comprised of 96 patent families, of which 25 patent families are in-licensed from UCLB, the technology-transfer company of UCL, three patent families are in-licensed from Noile-Immune Biotech, Inc., and 68 patent families we own and have originated from our own research. Because we license certain of our patents from UCLB and Noile-Immune Biotech, Inc, we must rely on their prior practices with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
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
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
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
We completed our initial public offering in June 2018, and there has been a public market for the ADSs for only a short period of time. From January 1, 2019 to February 29, 2020, the closing sale price of our ADSs ranged from a high of $34.71 to a low of $8.18 per ADS. The trading price of our ADSs is likely to continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

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

Future sales of our ADSs in the public market could cause our share price to decline

As of February 29, 2020, approximately 52.2 million of our ordinary shares (including ordinary shares in the form of ADSs) were issued and outstanding. Sales of a substantial number of shares of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.

We previously filed a registration statement on Form S-8 under the Securities Act to register ordinary shares subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans, and we have also filed a "shelf" registration statement on Form F-3 under the Securities Act to register securities having an aggregate offering price not to exceed $300 million. In addition, in the future, we may issue ordinary shares or other securities if we need to raise additional capital. The number of new ordinary shares, or securities convertible into our ordinary shares, issued in connection with raising additional capital could represent a material portion of our then-outstanding ordinary shares.

Additionally, the holders of an aggregate of approximately 14.9 million of our ordinary shares, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of The Nasdaq Global Market. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with this Annual Report, we were required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. In the course of auditing our financial statements as of and for the years ended September 30, 2017 and 2016 in preparation for our IPO, our independent registered public accounting firm identified a material weakness related to our financial statement closing process. Although we made significant progress to enhance our in-house accounting and finance function, in connection with the audit of our financial statements as of and for the year ended September 30, 2018, our independent registered public accounting firm concluded that the material weakness had not yet been fully remediated as of September 30, 2018. This material weakness primarily related to our lack of controls over the review of new complex accounting issues involving significant judgment or estimates in the financial statement closing process, and insufficient management review controls over identifying the accounting impact of changes to contractual arrangements in the financial statement closing process, including the impact on our financial statements and disclosures.
In 2018 and 2019, we have hired additional finance and accounting personnel with appropriate expertise to perform specific functions and build out our financial infrastructure, implemented improved processes and internal controls and further developed and documented our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. Our independent registered public accounting firm concluded that the material weakness was remediated as of December 31, 2019.

If other material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 in a timely manner, the accuracy and timing of our financial reporting may be adversely affected. If we are unable to maintain effective internal controls, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by the requirements of the SEC, Nasdaq or the Sarbanes-Oxley Act. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in identification of additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, and investors could lose confidence in our reported financial information.
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
If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. If we raise funds through research grants, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders and may cause the market price of our ADSs to decline.
Concentration of ownership of our ordinary shares among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.
As of December 31, 2019, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 67% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). This concentration of ownership may harm the market price of our ADSs by:

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

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See the section titled “Differences in Corporate Law” set below for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income, including cash. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

We do not believe we were a PFIC for our taxable year ended December 31, 2019. Based on our current estimates of expected gross assets and income, we do not believe we will be a PFIC for our taxable year ending December 31, 2020. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2019, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

If a U.S. Holder is treated as owning (directly, indirectly or constructively through the application of attribution rules) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (Autolus Inc.), certain of our non-U.S. subsidiaries may be treated as controlled foreign corporations (regardless of whether Autolus Therapeutics plc is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries, if any, are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.

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
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2019, we had cumulative carryforward tax losses of $115.4 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME scheme, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The net tax benefit of the RDEC is expected to be 12% in 2019 and future periods. Qualifying expenditures largely are comprised of employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Specified subcontracted qualifying research expenditures are eligible for a cash rebate up to 21.67%.
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
As a public company listed in the United States, we have and will continue to incur significant legal, accounting and other expenses that we did not incur previously. These expenses will likely be even more significant after we no longer qualify as an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.
We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our ADSs may be less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31 (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2020. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status.

If we lose our foreign private issuer status on this determination date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2021, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not currently incur as a foreign private issuer, as well as increased accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Provisions in the U.K. City Code on Takeovers and Mergers that may have anti-takeover effects do not apply to us.

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies to an offer for, among other things, a public company whose registered office is in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, primarily where the directors are resident.

In June 2019, the Takeover Panel Executive confirmed that, based on our current circumstances, we are not subject to the Takeover Code. As a result, our shareholders are not entitled to the benefit of certain takeover offer protections provided under the Takeover Code. We believe that this position is unlikely to change at any time in the near future but, in accordance with good practice, we will review the situation on a regular basis and consult with the Takeover Panel if there is any change in our circumstances which may have a bearing on whether the Takeover Panel would determine our place of central management and control to be in the United Kingdom.

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

On June 18, 2018, we altered the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Autolus Therapeutics Limited to Autolus Therapeutics plc. English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years from June 2018 (being the date on which we adopted our articles of association containing the relevant authorization), up to a maximum nominal amount of $8,400, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period of five years from June 2018 (being the date at which we adopted our articles of association containing the relevant disapplication) up to a maximum nominal amount of $8,400, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

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
The trading market for our ADSs is influenced by the research and reports that equity research analysts publish about us and our business. As a newly public company, we have only limited research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. Even if we have equity research analyst coverage, we will not have any control over the analysts, or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

Item 4. Information on the Company.

A.	History and development of the company.
We are a public limited company, originally incorporated pursuant to the laws of England and Wales in February 2018 as a private company with limited liability called Autolus Therapeutics Limited. Autolus Limited was originally incorporated under the laws of England and Wales in July 2014. Pursuant to the terms of a corporate reorganization, the shareholders of Autolus Limited exchanged each of the shares held by them in Autolus Limited for the same number and class of newly issued shares of Autolus Therapeutics Limited and, as a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited, a holding company incorporated in February 2018 with nominal assets and liabilities, which had not conducted any operations prior to the share exchange other than actions incidental to the exchange and its incorporation. On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and was renamed Autolus Therapeutics plc. Following the re-registration of Autolus Therapeutics Limited as a public limited company, Autolus Limited reduced its issued share capital pursuant to Part 17 of the Companies Act by way of the cancellation of all of its issued series A preferred shares, C ordinary shares, deferred shares and all but 100 B ordinary shares. On June 22, 2018, the different classes of our issued share capital were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our IPO on the Nasdaq Global Select Market. Our ADSs are traded under the symbol AUTL. Our ordinary shares are not listed.
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
Our actual capital expenditures for the year ended December 31, 2019, the three months ended December 31, 2018, and years ended September 30, 2018 and 2017 amounted to $18.3 million, $4.4 million, $9.5 million, and $2.9 million, respectively. These capital expenditures primarily consisted of leasehold improvements, laboratory equipment, and computer and office equipment in the United Kingdom. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs, to expand our internal manufacturing capabilities, and otherwise to grow our operations. We anticipate our capital expenditures in 2020 to be financed from the proceeds from our existing cash and cash equivalents, including the net proceeds from our recent follow-on capital raises.

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
Our clinical-stage pipeline comprises four programs being developed in five hematological and solid tumor indications. These clinical programs are adaptive and designed to allow collection of sufficient data in the expansion phase of the trials to potentially support registration. We have worldwide commercial rights to all of our programmed T cell therapies.

The following table summarizes key information about our clinical-stage programmed T cell product candidates.

The following table summarizes key information about our pre-clinical-stage programmed T cell product candidates.
Our current clinical-stage programs are:

AUTO1:
a CD19-targeting programmed T cell therapy with a CD19 binder designed to improve the efficacy and safety profile of AUTO1 compared to the first generation CAR-T products approved for commercial sale. In December 2019, we announced updated data that support the anti-leukemia activity of AUTO1 in the absence of severe cytokine release syndrome, or severe CRS, in two ongoing Phase 1 trials of both pediatric and adult patients with relapsed or refractory acute B lymphocytic leukemia (ALL). We expect to initiate a Phase 2 clinical trial of AUTO1 for the treatment of adult ALL in 2020. This trial may potentially be a registrational trial. In addition, we will pursue a pediatric label through a pediatric investigational program. Further, we will also commence in 2020 a Phase 1 study in pediatric relapsed or refractory acute B lymphocytic leukemia with our next generation product candidate, AUTO1NG.

AUTO3:
the first dual-targeting, bicistronic, or having two chimeric antigen receptors within one vector, programmed T cell therapy for the treatment of relapsed or refractory diffuse large B-cell lymphoma, or r/r DLBCL, and pediatric ALL, independently targeting B-lymphocyte antigens CD19 and CD22.

•DLBCL (ALEXANDER Trial): We initiated a Phase 1/2 clinical trial of AUTO3 in DLBCL in the third quarter of 2017 and reported initial data from the dose-escalation phase of the trial in the fourth quarter of 2018. In December 2019 and January 2020, we reported updated safety and efficacy results indicating that AUTO3 was generally well tolerated. This preliminary data shows encouraging indications of durability of effect in patients who achieved complete response after AUTO3 treatment.
•Pediatric ALL (AMELIA Trial): We initiated a Phase 1/2 clinical trial of AUTO3 in pediatric ALL in the third quarter of 2017 and reported initial data in the fourth quarter of 2018. We provided updated safety and durability of effect results in March 2019 and December 2019. Based on preliminary data published to date, AUTO3 has a manageable safety profile, and at high dose levels, high response rates and encouraging indications of durability of effect. We announced during the year that we would not be taking AUTO3 forward in pediatric ALL. Our focus in pediatric ALL will be with AUTO1 and AUTO1NG.

AUTO4:
a programmed T cell therapy for the treatment of peripheral T-cell lymphoma targeting TRBC1. We initiated a Phase 1/2 clinical trial in the fourth quarter of 2018 and we expect to report Phase 1 interim data in the fourth quarter of 2020.

AUTO6:
a programmed T cell therapy targeting GD2 in development for the treatment of neuroblastoma. A Phase 1 clinical trial with AUTO6 is being sponsored and conducted by Cancer Research UK, or CRUK, and preliminary data has shown initial anti-tumor activity in this solid tumor indication. We are developing a next-generation product candidate, which we refer to as AUTO6NG, incorporating additional programming modules designed to improve the efficacy, safety and persistence of AUTO6. We presented preclinical data of AUTO6NG in November 2019. We expect to initiate the first of two planned Phase 1/2 clinical trials of AUTO6NG in the second half of 2020.

Our product pipeline is built on our core principles of modular innovation with protein-based cell programing focused on advanced targeting, pharmacological control and enhancement of activity.

Our product candidate, AUTO1 has an optimized engagement of the CD19 target designed to enhance the persistence of AUTO1. We believe that these properties may enable AUTO1 to be a suitable candidate for the treatment of adult patients with ALL, who tend to be less tolerant of severe toxicity than children with ALL. There are currently no programmed T cell therapies approved for the treatment of adult ALL.

AUTO3 is designed to address a key escape route used by hematological cancers in response to T cell therapies. Cancer cells often mutate and cease to express the antigen that current therapies were designed to recognize. This loss of the target antigen leads to leukemia relapse. Consequently, we have developed AUTO3 to employ a dual-targeting mechanism because we believe it may improve durability of treatment response and reduce the frequency of cancer relapse when compared to other currently approved single-targeting T cell therapies, including other chimeric antigen receptor, or CAR, T cell therapies and T cell engager approaches.

AUTO4, which we are developing for the treatment of peripheral T-cell lymphoma, employs a novel and differentiated treatment approach. AUTO4 is designed to selectively kill cancerous T cells in a manner that we believe will preserve a portion of the patient’s normal, healthy T cells to maintain immunity. Since our AUTO4 approach is a novel mechanism to target T cells, we have also programmed the product candidate with a “safety switch” in order to allow physicians to manage toxicity by eliminating the programmed T cells if a patient experiences severe adverse side effects from the treatment.

We are developing AUTO6NG, which builds upon AUTO6 clinical data by incorporating additional programming modules intended to enhance efficacy by aiming to extend persistence and address the layers of defense that cancer cells deploy to evade T cell killing.

We previously developed AUTO2, a dual-targeting programmed T cell therapy for the treatment of relapsed or refractory multiple myeloma targeting BCMA and the transmembrane activator and CAML interactor, or TACI. In August 2019, we announced that we were discontinuing development of AUTO2 and shifting our focus to the development of AUTO8, our next-generation product candidate for multiple myeloma which targets both BCMA and a second, undisclosed target. In December 2019, we reported preliminary data from our Phase 1 clinical trial of AUTO2. Preliminary results suggested that AUTO2 may have a manageable safety profile, even at the highest dose level evaluated, and patients treated with doses of 225 x 106 CAR T cells and above achieved a response rate of 43%. We believe this response rate may have been affected by a lower-than-expected expression of BCMA in the majority of patients in this trial. These data indicated a manageable safety profile, but insufficient levels of clinical activity to warrant further development. We plan to incorporate two additional programming modules into AUTO8, a dominant negative TGFbRII protein and a truncated SHP2 protein, designed to enhance resilience towards the tumor microenvironment. We believe that the design of AUTO8 has the potential to induce deep and durable responses and extend the durability of effect over other BCMA CARs currently in development. We expect to initiate a Phase 1 clinical trial of AUTO8 in multiple myeloma in 2020.

We expect to continue to expand our suite of cell programming technologies to include programming modules designed for allogeneic applications in 2020. A first novel allogeneic application is expected to enter the clinic in the fourth quarter of 2020.

The manufacture and delivery of programmed T cell therapies to patients involves complex, integrated processes, including harvesting T cells from patients, programming the T cells ex vivo, or outside the body, multiplying the programmed T cells to obtain the desired dose, and ultimately infusing the programmed T cells back into a patient’s body. Providing T cell therapies to patients in a commercially successful manner requires a manufacturing process that is reliable, scalable and economical. We are using a semi-automated, fully enclosed system for cell manufacturing, which is designed to provide a common platform suitable for manufacturing all of our product candidates and to allow for rapid development of our product candidates through clinical trial phases and the regulatory approval processes. In addition, this platform allows for parallel processing and the ability to scale for commercial supply in a controlled environment and at an economical cost. We intend to continue building internal manufacturing and supply capabilities as well as to utilize the expertise of collaborators on some of the aspects of product delivery, logistics and capacity expansion. We believe having established manufacturing processes suitable for commercialization early in the development of our T cell therapies will allow us to focus on expanding manufacturing capacity during our clinical trials.

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

After identifying a cancer target, we select the suite of programming modules that we believe is best suited to target that particular cancer based on our latest clinical data and the results of our cancer research. The particular modules selected may vary, and not every product candidate, including our current product candidates, contain all categories of modules. A viral vector is used to introduce combinations of these modules into the DNA of the T cells, as depicted in the graphic below. With the exception of AUTO1, all of our product candidates contain two or more programming modules. The diagram below shows how our programming modules relate to our product candidates.

Advanced Targeting Technologies Used in our Modular Approach
We have developed advanced antigen targeting modules to improve the ability of our programmed T cell therapies to selectively identify, target and destroy cancer cells and overcome shortcomings of the current generation of T cell therapies. These targeting technologies include innovative binders, novel targets, dual-targeting and pattern recognition.
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
AUTO3 includes an optimized CD22 binder that increases the avidity for the CD22 target. It is challenging to target CD22 for immunotherapy because of its large size and extensive post-translational modifications. Our optimized CD22 binder combines five CAR binding domains to allow for suitable orientation and efficient target engagement compared to a traditional CAR.

Each of the TRBC1 binder used in AUTO4 and TRBC2 binder used in AUTO5 are highly selective for one of two highly related variants of the constant domain in T cell receptor beta chains. These binders allow AUTO4 to target TRBC1-positive T cell lymphoma cells without affecting healthy TRBC2-positive T cells and allow AUTO5 to target TRBC2-positive T cell lymphoma cells without affecting healthy TRBC1-positive T cells
AUTO6 is designed to target GD2 with an optimized anti-GD2 binder which uses a humanized targeting domain. Initial clinical data from an ongoing Phase 1 clinical trial sponsored by CRUK indicates early signs of clinical activity in the absence of neurotoxicity.

Dual-Targeting Technology
Escape from T cell recognition by losing the antigen, the very structure the programmed T cell is designed to recognize, is a fundamental defense mechanism of hematological cancers. All clinical programs targeting CD19, CD22 or BCMA in a single-target approach have reported patients relapsing with cells that no longer have detectable levels of the target antigen. A notable example of this defense mechanism of cancer cells was reported for children relapsing under CD19-targeting Kymriah treatment, with more than half the children at time of relapse showing a loss of the CD19 antigen on the recurring cancer cells.
We believe that directly targeting two antigens on a cancer cell will reduce the chances for relapse and may also improve a response in those patients with low levels of expression of a target antigen on their cancer cells. AUTO8, our programmed T cell therapy for the treatment of multiple myeloma, binds to two receptors, BCMA and a second undisclosed target. AUTO3, the first dual-targeting programmed T cell therapy for the treatment of pediatric ALL and DLBCL, targets both the CD19 and CD22 antigens, both of which are B-cell antigens with similar patterns of expression.
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
Safety Switches
Also referred to as “off switches” or “suicide switches,” safety switches selectively eliminate the programmed T cells and are intended to be triggered in the event a patient suffers certain serious adverse events related to the T cell therapy, such as CRS or neurotoxicity. We incorporate the RQR8 safety switch into some of our programmed T cell product candidates, which allows us to selectively eliminate the programmed T cells by the administration of the commercially available monoclonal antibody rituximab, or Rituxan®, which binds to the surface of the T cell and thereby triggers cell death. We use the RQR8 safety switch in our AUTO4 and AUTO6 programs. The next generation of our safety switches, which we plan to incorporate in our solid tumor programs, utilizes rapamycin activated Caspase 9 (rapaCasp9), a cell therapy safety switch that allows for selective elimination of programmed T cells using a single therapeutic dose of the commercially available product rapamycin, such as sirolimus or Rapamune®. Rapamycin is a small molecule drug, which we expect will have the benefit of better tissue penetration and may require less time to take effect as compared to a monoclonal antibody-activated safety switch.

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

Consequently, in order to be able to tackle the more complex biology of solid tumors, we anticipate that programmed T cell products will need to employ multiple modules of technology to overcome these challenges. With our broad array of proprietary programming modules and our ability to incorporate multiple elements into our programmed T cell product candidates, we believe we are well positioned to design these types of product candidates and expand our pipeline into solid tumor indications, including with our development of AUTO6NG and AUTO7.

Advanced T Cell Programming for Allogeneic Programs
We expect to continue to expand our suite of cell programming technologies to include programming modules designed for allogeneic applications in 2020. There are two key challenges for allogenic T cell therapies. The first is to address Graft vs Host Disease, which is mediated by the T cell Receptor (TCR) of the donor cells used to make the product candidate attacking the patient’s tissues. This can be life threatening for the patient. The second challenge is to address immune rejection where the patient T cells recognize and reject the engineered T cell as foreign tissue, thus preventing it from persisting and potentially limiting its anti-tumor activity. We have developed novel approaches using protein-based programming that integrate with our existing T cell programming and manufacturing platform. TCR expression is disrupted by intracellular retention and degradation using a single programming module and programming modules are also in development to protect the donor cells from immune rejection. These approaches avoid technical and intellectual property complexities of gene editing. A first novel allogeneic application is expected to enter the clinic in the fourth quarter of 2020.
Our Product Candidates for the Treatment of Hematological Cancers
Our three clinical-stage product candidates targeting hematological cancers are AUTO1, AUTO3 and AUTO4. We have additional hematological product candidates AUTO1NG, AUTO3NG, AUTO5, and AUTO8 in preclinical development.
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

AUTO1 Phase 1 Clinical Trial in Pediatric ALL (CARPALL Trial)

The CARPALL trial was initiated by UCL in the second quarter of 2016 and is a single-arm, open label, multi-center Phase 1 trial enrolling patients aged 24 years or younger with high-risk relapsed or refractory CD19 positive B-lineage ALL. The main objective of the trial is to evaluate the safety and efficacy of AUTO1 when administered at a single dose of 1 million cells/kg. Currently, the trial is being conducted at sites in the United Kingdom.

As of the data cut-off date of November 22, 2019, the trial has enrolled a total of 25 patients, which were stratified into two cohorts; one cohort utilized a manual manufacturing process (cohort 1) and one cohort utilized a semi-automated fully enclosed manufacturing process (cohort 2). Product was generated for 14 of 17 patients in cohort 1 and the median follow-up for the 14 treated patients was 23 months. Seven patients were treated in cohort 2. The aim of cohort 2 was to increase feasibility of manufacture at scale; one patient died before infusion and product was generated for 100% of patients. Median follow-up for patients in cohort 2 was seven months.

None of the patients experienced Grade 3 or higher CRS and one patient out of 21 (5%) experienced Grade 4 neurotoxicity, which was deemed more consistent with fludarabine than CAR-associated neurotoxicity. Two patients experienced Grade 5 sepsis and death, one in the context of progressive disease and the second was considered related to AUTO1. This patient was in MRD-negative CR and had ongoing Grade 4 cytopenia associated with resistant HSV encephalitis. 13 patients experienced Grade 4 cytopenias that were ongoing at day 28. One patient had a lung infection considered related to treatment as well as fungal chest infection. Nineteen of 21 treated patients (90%) achieved molecular complete remission at post-infusion. Consistent with preclinical results, CAR T cell expansion and persistence was excellent and CARs were detectable by flow for up to 36 months in four of the patients in cohort 1 who had ongoing responses beyond 12 months. Persistence was noted in 15 of 21 patients at last follow-up, up to 36 months. All of the patients in cohort 2 achieved molecular complete remission at one month post-infusion.

For cohort 1, the overall survival at six and 12 months was 86% and 71%, respectively, and event-free survival at six and 12 months was 71% and 54%, respectively. In cohort 2, at a median follow-up of 7 months, five patients remain in complete molecular remission and two patients relapsed. Five of eight evaluable relapses in cohort 1 and cohort 2 combined were due to CD19 negative escape.
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

AUTO1 Phase 1 Clinical Trial in Adult ALL (ALLCAR19 Trial)

In the first quarter of 2018, our academic partner University College London, or UCL, initiated a single-arm, open label, multi-center Phase 1 clinical trial of AUTO1, named the ALLCAR19 trial, in patients aged 16 to 65 years with high-risk, relapsed or refractory CD19 positive B-lineage ALL. The clinical trial is currently being conducted at sites in the United Kingdom. The trial enrolled patients with a high tumor burden; 44% of patients had 50% or greater bone marrow blasts. To date, AUTO1 product has been manufactured for 19 patients; product for 13 of those patients was manufactured using a semi-automated, fully-enclosed process, which we anticipate using for commercial supply if approved.

As of the most recent cut-off date of November 25, 2019, 16 patients had received at least one dose of AUTO1. Based on this preliminary data, we have observed a manageable safety profile for AUTO1, with no patients experiencing Grade 3 or higher CRS (using the Lee grading criteria, which is the standard currently adopted by the medical community for grading CRS and enables comparison of clinical trial safety data across clinical studies) and three patients (19%) experiencing Grade 3 neurotoxicity that resolved swiftly with steroids, two within 24 hours and one within 72 hours. Using the Penn criteria, which is the grading scale set forth in our clinical protocol, one patient treated with AUTO1 was observed to have a Grade 3 CRS. Grade 3 or higher neutropenias were common, with five of 16 patient reporting such neutropenias prior to treatment with AUTO1 and 8 of 14 patients reporting neutropenias 28 days after treatment with AUTO1, with most resolving by month two or three. Five patients died while enrolled in the trial, of which three deaths were determined to be due to the progression of leukemia and the two remaining deaths were determined to be due to infectious complications (a common complication of advanced ALL). Since the most recent cut-off date of November 25, 2019, one additional patient has died due to infectious complications assessed as unrelated to AUTO1. Of the 15 patients evaluable for efficacy, 13 patients (87%) achieved minimal residual disease, or MRD, negative complete responses at one month and all 15 patients had ongoing CAR-T cell persistence at last follow-up. Three of the 13 patients with a complete response relapsed, 10 of the 15 evaluable patients (67%) remain disease-free at a median follow up of 11 months (range of 0.5 month - 21 months). Of the 16 patients dosed, ten patients were dosed with AUTO1 manufactured using our semi-automated, fully enclosed system for manufacturing. In this cohort, nine patients were currently evaluable as of data cut-off and achieved MRD-negative complete response at one month. The median follow-up in this cohort was 6.7 months (range of 1.1 month-14.5 months) and achieved the six-month event-free survival, or EFS, and overall survival, or OS, rates of 100%. The EFS and OS data are preliminary considering the small number of patients.

In October 2019, we announced that the U.S. Food and Drug Administration, or FDA, granted orphan drug designation for AUTO1 for the treatment of ALL.

Development Strategy for Adult ALL
The trial continues to enroll patients up to a total of approximately 20 treated patients and we anticipate reporting updated safety and efficacy data throughout 2020. We intend to seek breakthrough therapy designation or RMAT designation from the FDA for AUTO1 based on the significant medical unmet need among these patients. We intend to initiate a multicenter, single-arm Phase 2 trial of AUTO1 in adult ALL in 2020. This trial may potentially be a registrational trial. The final number of patients to be enrolled in the trial and the trial endpoints will be determined based on feedback from regulatory authorities.
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

The current standard of care for both pediatric and adult ALL patients is a standard regimen of combination chemotherapy. Pediatric patients typically respond well to the complex first-line treatment. According to the American Cancer Society, the five-year survival rate for children with ALL is more than 85% overall. However, 10 to 20% of pediatric ALL patients relapse with chemotherapy-

resistant disease. These patients are re-treated with intensive chemotherapy, and those that respond well proceed to receiving an allogenic stem cell transplant, or SCT. However, SCT is associated with significant long-term morbidity due to the risk of developing graft-versus-host disease, or GVHD, and treatment-related mortality, although the risk of death declines with better post-transplant management.
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

AUTO3 Phase 1/2 Clinical Trial in Pediatric ALL (AMELIA Trial)

We initiated a single-arm, open label, multi-center Phase 1/2 clinical trial of AUTO3 in patients up to 24 years of age with high-risk relapsed or refractory B-lineage ALL in the third quarter of 2017. We refer to this trial as the AMELIA Trial. We presented updated results from this clinical trial in December 2019, with a data cut-off date of October 21, 2019.

Product was successfully manufactured for 14 of the 15 patients who underwent leukapheresis. AUTO3 has been observed to have a manageable safety profile, with no patients experiencing Grade 3 or higher CRS. One patient treated in the low dose (0.3 x106/kg) had Grade 3 encephalopathy which was considered likely related to prior intrathecal methotrexate. The majority of Grade 3 or higher adverse events were determined to be hematological in nature. No patient deaths have been determined to be related to AUTO3. The cytokine profile is consistent with the low intensity of CRS. In the four patients treated at <3 x 106 CAR T cells/kg which was considered subtherapeutic, two of four patients achieved molecular remission but progressed at three and five months. In the 10 patients treated at a dose level of 3 x 106 CAR T cells/kg, we observed a complete molecular remission rate of 80%. At a median follow-up of 9.7 months (range of 1.8 months -18 months), the estimated six and 12 months event free survival in these patients was 57% and 45%, respectively. The EFS data is preliminary considering the small number of patients. Two patients had ongoing complete molecular remission at 12 and 15 months post-infusion, at the data cut-off date. The most common cause of relapse was due to the absence of CAR T cell persistence. The median persistence was 170 days. Based on this small number of patients, the preliminary estimate of the overall survival rate at 12 months is 100%, which we believe indicates a potential clinical benefit of this therapy in the pediatric and young adult relapsed/refractory ALL setting.

Development Strategy for Pediatric ALL
In August 2019, we reported that we would not be continuing development of AUTO3 in pediatric ALL but instead will continue development in a pediatric setting with AUTO1 in the form a Pediatric Investigational Program, required by the European Medicines Agency, or EMA, and with AUTO1NG, a next generation version of AUTO1, which incorporates the CD19 CAR of AUTO1 and a novel CD22 CAR. We expect to initiate clinical development of AUTO1NG in 2020.

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

AUTO3 Phase 1/2 Clinical Trial in Adult DLBCL (ALEXANDER Trial)
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

In September 2017, we initiated a single-arm, open label, multi-center Phase 1/2 clinical trial of AUTO3, followed by limited duration of consolidation with the anti-PD-1 antibody pembrolizumab. The trial is ongoing and currently enrolling adult DLBCL patients who have chemotherapy-refractory disease or with relapsed disease after two lines of prior therapy. We refer to this trial as the ALEXANDER Trial and we expect to enroll approximately 100 patients in the trial, which is being conducted at sites in the United Kingdom and the United States.

As of the data cut-off date of January 21, 2020 (data availability as of January 28, 2020), 18 patients in the ALEXANDER Phase 1/2 clinical trial of AUTO3 were evaluable for safety and efficacy with minimum 28-day follow-up. In the cohorts dosed at 450 x 106 AUTO3 cells plus pembrolizumab, five out of seven patients (ORR=71%) achieved a response (complete response + partial response) and four out of seven patients (CRR=57%) achieved a complete response. Across all dose levels, seven out of eight complete responders (87%) had ongoing complete responses at a median follow up of six months (range of one month - 18 months). All seven out of seven complete responders (100%) treated with AUTO3 and pembrolizumab have ongoing complete responses as of January 21, 2020 at a median follow up of three months (range of one month - 18 months). AUTO3 was generally well tolerated, with no patients experiencing dose limiting toxicity, and there were no treatment-related deaths. One patient experienced Grade 4 lung infection due to para-influenza virus that was considered to be possibly related to treatment and the patient is recovering. Such infections are a common event in late stage DLBCL patients. No patients experiencing Grade 3 or higher Cytokine Release Syndrome (CRS) were reported with primary treatment (one patient experienced Grade 3 CRS on retreatment), and one of 18 patients experienced a Grade 3 neurotoxicity that resolved swiftly with administration of steroids. As of the data cut-off, no patient has experienced neurotoxicity of any grade in cohorts treated with AUTO3 and pembrolizumab.
Development Strategy for Adult DLBCL
We continue to enroll patients in this trial, with pembrolizumab administered one day before the AUTO3 infusion. We anticipate making a decision with respect to the initiation of the Phase 2 portion of the trial in mid-2020.

If the safety and efficacy data from the Phase 2 portion of our ongoing trial are positive, we plan to submit a BLA to the FDA and seek accelerated approval of AUTO3 as a third-line therapy for DLBCL patients. If AUTO3 is approved as a third-line therapy for DLBCL, we would expect to initiate a trial to potentially position AUTO3 as a second-line therapy. Such a trial may include a randomized trial of AUTO3 with pembrolizumab administered one day before the AUTO3 infusion versus standard of care followed by auto transplant. We may also pursue additional trials including a randomized trial of standard of care based upon advice from regulatory authorities or in order to move to an earlier line of therapy.
Other Potential Indications and Future Generations for AUTO3
In addition, we plan to investigate the activity of AUTO3 in other aggressive and indolent lymphomas, such as follicular lymphoma, primary mediastinal B-cell lymphoma, mantle cell lymphoma and chronic lymphocytic leukemia. We will also consider consolidation of AUTO3 with anti-PD1 antibodies and other agents in these indications.
We believe our modular approach to T cell programming and the common manufacturing platform used across all our T cell therapies will position us to more quickly develop next-generation product candidates with enhanced characteristics such as pharmacological control, insensitivity to checkpoint inhibition or other desirable features. Building on our prior clinical work and using our advanced T cell programming, we are developing next-generation product candidates of AUTO3 with the intent of providing an improved safety, efficacy and durability profile. One next-generation version of AUTO3, AUTO3NG is being developed to include (i) a modified SHP2 adaptor protein in order to counteract immune checkpoint inhibition, which may eliminate the need for the separate administration of anti-PD1/PDL-1 antibodies and (ii) a dominant negative TGFbRII protein designed to block inhibitor signals from TGFb. A decision to advance such enhancements into clinical development will depend, in part, on the emerging safety and efficacy profile of AUTO3.
AUTO4: Our Programmed T-Cell Lymphoma Program
Introduction to AUTO4
We are developing a programmed T cell product candidate, AUTO4, as a potential treatment for T-cell lymphomas. We are developing this product candidate with a unique targeting approach that is designed to avoid the severe immunosuppression typically associated with current treatment options for this disease.
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
We have designed AUTO4 as a programmed T cell to specifically target and deplete cells expressing TRBC1, while preserving healthy T cells that express TRBC2. A normal T cell population consists of varying amounts of TRBC1-positive and TRBC2-positive T cells. Based on the typical distribution of TRBC1-positive and TRBC2-positive T cells, we believe that patients treated with AUTO4 should be left with a population of healthy, functional T cells, which provides the immune system of these patients the ability to respond with these remaining healthy T cells to bacterial and viral infections and other pathogens. In addition, both product candidates will have a built-in safety switch designed to eliminate the programmed T cells in the event a patient suffers certain serious adverse events related to the T cell therapy, such as CRS or neurotoxicity.

Companion Diagnostic for AUTO4
We are developing a proprietary diagnostic test to distinguish between TRBC1-positive T cells and TRBC2-positive T cells. When a patient presents with T-cell lymphoma, this diagnostic is designed to test the patient’s tumor to assess whether the tumor is TRBC1-positive or TRBC2-positive, which will determine whether the patient is potentially a candidate to receive AUTO4.
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
Clinical Development of AUTO4
Because AUTO4 represent a novel approach to treating T-cell lymphomas, our development strategy for these product candidates is based on initially commencing a Phase 1/2 clinical trial of AUTO4 for the treatment of TRBC1-positive T-cell lymphoma. Prior to initiation of the Phase 1/2 trial, a diagnostic test for the identification of TRBC1 and TRBC2 may be required.
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
Development Strategy for AUTO4
Based on our expected enrollment rates for the trial, we anticipate generating clinical proof of concept data in 2020. If the preliminary efficacy data from the Phase 2 portion of the trial is positive, we intend to discuss with the FDA the possibility of converting the Phase 2 portion into a single-arm trial that, subject to discussions with regulatory authorities, may be a registrational trial. The final number of patients to be enrolled in the trial, specific endpoints and other aspects of the design of the trial will be determined based on feedback from regulatory authorities. If the safety and efficacy data from the Phase 2 portion of the trial are positive, we plan to submit a BLA and seek accelerated approval of AUTO4 as a second-line therapy for TRBC1-positive T-cell lymphoma patients.
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
AUTO6: Our Neuroblastoma Program
Introduction to AUTO6 and AUTO6NG
We have been granted an exclusive, worldwide license under our license agreement with UCLB to AUTO6 (1RG-CART), a programmed T cell product candidate targeting the glycosphingolipid GD2. CRUK is conducting an exploratory Phase 1 clinical trial of AUTO6 in pediatric patients with neuroblastoma. We are developing a next-generation product candidate, which we refer to as AUTO6NG, incorporating additional programming modules designed to improve efficacy, safety and persistence of AUTO6. We expect to initiate two Phase 1/2 clinical trials of AUTO6NG, with the first clinical trial expected to commence in the second half of 2020.
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
In November 2019, we reported preclinical data of AUTO6NG. AUTO6 had previously shown clinical responses in two of our patients treated at the highest dose without inducing neurotoxicity in pediatric patients with relapsed/refractory neuroblastoma. Building on AUTO6, in AUTO6NG we introduced additional programming modules in order to help the programmed T cells persist in and withstand the hostile tumor microenvironment. AUTO6NG is a programmed T cell therapy incorporating the GD2-targeted CAR T and RQR8 safety switch from AUTO6 but also incorporating three additional programming modules: (i) an IL7 chimeric cytokine receptor designed to increase persistence, (ii) a dominant negative TGFbRII protein designed to block inhibitor signals from TGFb and

(iii) a truncated SHP2 protein designed to block inhibitor signals from PD1. These modules are delivered, or transduced, into the T cells via two viral vectors. Both single- and dual-transduced CAR T cells were evaluated in vitro for anti-tumor activity, cytokine secretion, T cell proliferation, survival, and resistance to immunosuppressive pathways. The addition of these three modules in the AUTO6NG product candidate significantly augmented its function by extending T cell persistence and rendering modified T cells resistant to TGFb- and PD1/PDL1-driven immune inhibition when compared to AUTO6 in vitro. Additionally, intravenous delivery of AUTO6NG in mice with established tumor burden exhibited potent anti-tumor activity and extended survival, whereas AUTO6 showed no activity in that model. We believe these data support the continued development of AUTO6NG, and we expect to initiate the first of two planned Phase 1/2 clinical trials of AUTO6NG in the second half of 2020.
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
Clinical Development Strategy of AUTO6NG

Based on preliminary data from proof-of-concept in CRUK’s ongoing Phase 1 trial, we believe it is possible to safely target GD2-expressing cancers or tumors with a CAR. We are currently developing a next-generation T cell product candidate, which we refer to as AUTO6NG, which builds on AUTO6 by incorporating additional programming modules intended to enhance the efficacy, safety and persistence of AUTO6.
Because GD2 is expressed in numerous pediatric and adult tumors including neuroblastoma, osteosarcoma, soft tissue sarcoma, melanoma, astrocytoma and small cell lung cancer, or SCLC, our clinical development strategy is to develop AUTO6NG in parallel in neuroblastoma and in additional indications. To that end, we are planning to initiate two Phase 1/2 trials. The first trial will be in pediatric patients and is expected to commence in early 2020 and the second one will be in adult patients and is expected to commence in 2020.
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

The second Phase 1/2 trial, evaluating AUTO6NG in adults, will be staggered with the first Phase 1/2 trial in order to incorporate learnings from the early dose cohorts of the first Phase1/2 trial in pediatric patients. We anticipate that prior to initiation of this second Phase 1/2 trial, a diagnostic assay for GD2 assessment may be needed. This trial will enroll adult patients with metastatic melanoma, SCLC and other GD2-positive malignancies and who have received at least one prior therapy. Melanoma is one of the most common types of cancer, with approximately 90,000 new cases diagnosed each year in the United States. SCLC accounts for about 10-15% of all lung cancer cases, with 30,000 new cases diagnosed each year in the United States. It has been reported that approximately half of the patients are positive for the GD2 antigen. Following selection of the recommended Phase 2 dose, we plan to initiate the three-arm Phase 2 portion of the clinical trial, which will enroll patients with melanoma, SCLC and other GD2-positive tumors, respectively, in each individual arm of the trial. If the preliminary efficacy data such as overall response rate from the Phase 2 portion of the trial is promising in one or more arms, we intend to discuss with the FDA the possibility of converting the Phase 2 portion into a single-arm registration trial, with separate arms for each indication. The final number of patients to be enrolled in the trial and endpoints for each individual indication will be determined based on feedback from regulatory authorities.
AUTO7—Our Prostate Cancer Program
We are in preclinical development of AUTO7, a programmed T cell product candidate designed to target and treat prostate cancer. According to the American Cancer Society, other than skin cancer, prostate cancer is the most common cancer in American men, with approximately 165,000 new cases diagnosed each year. This program incorporates enhanced safety modules including our small molecule mediated safety switch and enhanced T cell activity modules that we are developing to overcome the immuno-suppressive effects of the tumor micro-environment and enhance T cell persistence. We have incorporated a technology in AUTO7 that is designed to deliver a cytokine signal directly inside our programmed T cells. This cytokine persistence signal is further enhanced by engagement with antigens secreted by the tumor. We intend to initiate our clinical development of AUTO7 in 2021. We anticipate starting a Phase 1/2 trial in patients with metastatic castration-resistant prostate cancer to evaluate the safety and identify the optimum Phase 2 dose of AUTO7 in the Phase 1 part of the trial and preliminary efficacy in the Phase 2 portion of the trial.

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

Manufacturing Agreements
We have manufacturing agreements with King’s College London for vector manufacturing. Our employees currently perform or supervise the viral vector manufacturing at manufacturing suites on-site at King’s College London, which have Current Good Manufacturing Practice, or cGMP, compliant manufacturing facilities. The manufacturing agreements governing these arrangements also provide for access to services including quality management systems, qualified persons for product release, office space, frozen storage and warehousing services.
We are establishing our cell manufacturing capacity by taking occupancy of a manufacturing suite at the Cell and Gene Therapy Catapult in Stevenage, United Kingdom. Our agreement with the Cell and Gene Therapy Catapult provides for access to architecturally and operationally segregated manufacturing suites to manufacture the programmed T cell product candidates for our clinical trials and also allows us to manufacture viral vector.
In March 2018, we entered into a strategic, long-term supply agreement with Miltenyi Biotec GmbH, or Miltenyi, for the supply of Miltenyi’s CliniMACS Prodigy instruments, reagents and disposables for the manufacture of our programmed T cell therapies for preclinical and clinical use and, if approved, for commercial use, as well as support services. The supply agreement sets forth procedures to ensure continuity of supply to us of Miltenyi’s products, both during the clinical phase and any future commercial phase of our product candidates. After the initial ten year term of the agreement, we have two separate options to renew the agreement, each for an additional five year term. The supply agreement contains customary termination provisions, allowing for termination by a party upon the other party’s uncured material breach, upon the other party’s bankruptcy or insolvency or upon the other party being subject to an extended period of force majeure events. We may also terminate the supply agreement upon advance written notice, if we decide to suspend or discontinue the development or commercialization of our product candidates. The supply agreement is governed under the laws of Germany.

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

We have retained worldwide commercial rights for our product candidates. We currently plan to build our global commercialization capabilities internally over time such that we are able to commercialize any product candidate for which we may obtain regulatory approval. We may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our product candidates. We generally expect to launch any of our products that receive regulatory approval in the United States first, followed by the European Union and subsequently in other major markets. For AUTO1, we may look to commercialize first in markets outside the United States, if any, where we receive regulatory approvals, with a launch following regulatory approval in the United States occurring after the earlier of either the expected expiration of any applicable third-party patents covering AUTO1 that expire between 2023 and 2025, the invalidation of such patents or the receipt of a license to such patents on commercially reasonable terms. See “Risk Factors–Risks Related to our Intellectual Property–Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.”

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

Prosecution of our owned and in-licensed patent portfolio is at an early stage, but we already have nine patents which have issued from our pending applications in the United States, and eleven patents have issued from our pending applications in Europe.

As of December 31, 2019, our patent portfolio is comprised of 96 patent families, of which 25 patent families are in-licensed from UCLB, the technology-transfer company of UCL, three patent families are in-licenced from Noile-Immune Biotech, Inc., and 68 patent families we own and have originated from our own research. Prosecution of our owned and in-licensed patent portfolio is at an early stage, but we already have nine patents which have issued from our pending applications in the United States, and eleven patents have issued from our pending applications in Europe. We believe that our current patent portfolio, together with our ongoing efforts to develop and patent new technologies, will provide us with substantial intellectual property protection for our product candidates and other technologies that are not currently deployed in our product candidates.

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
Our License Agreement with UCL Business plc
In September 2014, we entered into an exclusive license agreement with UCLB, the technology-transfer company of UCL, for the development and commercialization rights to certain T cell programming modules. The license agreement was amended and restated in March 2016 to also include certain development and commercialization rights to improvements and new T cell programming modules. The license agreement was further amended and restated in March 2018 to include a license to AUTO1, for which UCL is conducting Phase 1 clinical trials in pediatric and adult ALL patients. Under the license agreement, subject to certain limitations, exceptions and retained rights of UCLB, we received an exclusive license of certain patent rights and know-how owned by UCLB covering T cell programming modules. The licensed rights cover our AUTO1, AUTO3, AUTO4/5 and AUTO6 targeting modules, as well as additional T cell programming modules and technologies, including dual-targeting technology, pattern recognition technology, safety switches (including RQR8), tunable T cells, manufacturing processes as well as certain technology for evading tumor micro-environments. We also have option rights and rights of first negotiation to obtain an exclusive license for development and commercialization rights to certain new T cell programming modules.

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
Under the license agreement, we are obligated to pay UCLB milestone payments upon the receipt of specified regulatory approvals in an aggregate amount of £35.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone. Under the terms of the license, we have the right to grant sub-licenses to third parties, subject to certain restrictions. If we receive any income in connection with such sublicenses, we must pay UCLB a percentage of the income allocable to the value of the sublicensed intellectual property rights ranging from low twenties to mid-single digits, decreasing based on the development expenses incurred by us and the passage of time. UCLB has retained the right to use the licensed T cell programming modules for academic research purposes at UCL and with other academic institutions, subject to certain restrictions.
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

Competition

Presently, the biotechnology and pharmaceutical industries put significant resources in developing novel and proprietary therapies for the treatment of cancer. While we believe that our differentiated product candidates and scientific expertise in the field of cellular immunotherapy provide us with competitive advantages, we face potential competition from various sources, including larger and better-funded pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions. We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available. Due to their promising clinical therapeutic effect in clinical exploratory trials, advanced T cell therapies, redirected T cell therapies in general and antibody-drug conjugates are being pursued by multiple biotechnology and pharmaceutical companies, including Novartis AG, or Novartis, Gilead Sciences, Inc., or Gilead, Briston-Myers Squibb, or BMS, Janssen Biotech Inc., bluebird bio, Inc., or bluebird bio, Roche Holding AG, Seattle Genetics, and Amgen Inc. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any product candidates that we may develop, which could render our product candidates non-competitive and obsolete.

In particular, Novartis and Gilead have received marketing approval for their anti-CD19 CAR T cell therapy, and BMS submitted a Biologics License Application in December 2019 to the FDA for approval of another anti-CD19 CAR T cell therapy. These companies and products will compete directly with AUTO3, our dual-targeting CD19/CD22 programmed T cell product candidate and AUTO1, our CD19 targeting programmed T cell product candidate.
bluebird bio, in collaboration with BMS, is developing a BCMA CAR T cell therapy for the treatment of multiple myeloma. Nanjing Legend Biotech and Janssen Biotech, Inc., a subsidiary of Johnson & Johnson, are collaborating on the development of a similar therapy. In addition, some companies, such as Gilead, BMS and Poseida Therapeutics Inc. are also developing BCMA CAR T cell therapies for the treatment of multiple myeloma. Some companies like Amgen, BMS and Genentech, Inc., a member of the Roche Group, are developing BCMA-targeting T cell engagers for the treatment of multiple myeloma, which are expected to compete directly with CAR-T approaches. All of these therapies will compete directly with our AUTO8 product candidate.
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

Post-Approval Requirements

Any products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-

sponsored scientific and educational activities, and requirements that important safety information and material facts related to the product be disclosed. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, manufacturers may not market or promote such off-label uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative liability.
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
Additionally, we are developing a proprietary diagnostic test for use with certain of our product candidates. The diagnostic test will require separate regulatory approval in addition to the regulatory approval of AUTO4 and AUTO5. Failure to obtain marketing approval for the diagnostic test could prevent us from commercializing either AUTO4 or AUTO5 unless another similar diagnostic test for distinguishing TRBC1-positive and TRBC2-positive T cell lymphomas is commercially available.
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

FCPA, the Bribery Act and Other Laws

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
Our operations are also subject to non-U.S. anti-corruption laws such as the Bribery Act. As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.
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
Review and Approval of New Drug Products in the European Union
In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our T cell therapy products will be regulated as ATMPs in the European Union. There is legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in cell-based therapies, which could apply to our products. Additionally, there may be local legislation in various European Union Member States, which may be more restrictive than the European Union legislation, and we would need to comply with such legislation to the extent it applies.
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
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is expected to take effect in October 2020, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

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
Pediatric Development
In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
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

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as ‘‘Brexit’’) and the United Kingdom officially withdrew from the European Union on January 31, 2020. The United Kingdom and the European Union are currently in the Transition Period during which European Union Rules will continue to apply in the United Kingdom and the United Kingdom and the European Union are negotiating additional arrangements, including their future trading arrangement. The United Kingdom has stated that it wants the Transition Period to expire, and the future customs and trading terms to be agreed, by December 31, 2020.

Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, immediately following the Transition Period, it is expected that the United Kingdom’s regulatory regime will remain aligned to European regulations. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the United Kingdom. However, given that European Union law requires that European Union marketing authorization holders are established in the European Union and requires that certain activities are performed in the European Union (or the European Economic Area), there may be requirements to adapt processes and procedures in order to ensure that the company remains in compliance with European Union law. In the longer term, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. In the short term, following the expiry of the Transition Period, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and EU customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain.

C. Organizational structure.
The following diagram illustrates our corporate structure:

D. Property, plant and equipment.

Our corporate headquarters are located at 58 Wood Lane, White City, London W12 7RZ, United Kingdom, where we lease approximately 14,908 square feet of office space. The lease is non-cancellable and is scheduled to terminate in August 2025. We have a one-time right, upon six months' notice, to terminate the lease effective in September 2020. In addition, from September 2020 onward, the landlord has the option to terminate the lease on 12 months' notice. We also sublease a manufacturing suite, consisting of approximately 8,750 square feet of manufacturing space, at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom. The lease is non-cancellable and is scheduled to terminate in September 2023, with the option to renew or terminate the lease in May 2021.

In August 2018, we entered into a binding arrangement for a lease for a manufacturing facility, consisting of approximately 39,558 square feet, in Enfield, United Kingdom. The lease term is 15 years, commenced in February 2019 and will expire in February 2034. We initially planned on initiating manufacturing activities at this facility in 2020; however, following a strategic review of our manufacturing plan, we chose to discontinue the fit-out of manufacturing capability at the Enfield facility.

In October 2018, we entered into a sublease for 27,502 square feet of office space in Rockville, Maryland. On February 27, 2020, we terminated the sublease of this office space and concurrently entered into a direct lease with the building owner for the same premises. The lease is non-cancellable and is scheduled to terminate in March 2025.

In November 2018, we entered into a lease for approximately 32,673 square feet of office space in White City Place, London, due to our increased headcount. This new space will serve as our new corporate headquarters; we took occupancy in January 2019. The lease term expires in 2026.

In January 2019 we entered into a lease for 84,264 square feet of office and manufacturing space in Rockville, Maryland, under which the lease term is expected to commence in June 2020 and expires in June 2036.

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

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with U.S. GAAP, as issued by FASB. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated financial statements as of and for the year ended December 31, 2019, three months ended December 31, 2018, and years ended September 30, 2018 and 2017 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3268, £1.00 to $1.2763, £1.00 to $1.3053 and £1.00 to $1.3402. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
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

Since our inception in July 2014, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with sales of our equity securities, including American Depositary Shares, or ADSs. As of December 31, 2019, we had received net proceeds of $442.1 million from sales of our equity securities and on January 27, 2020, we closed an underwritten public offering of ADSs which resulted in net proceeds of approximately $75.0 million after underwriting discounts and offering expenses. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialize one of our product candidates.
Since our inception, we have incurred significant operating losses. For the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017, we incurred net losses of $123.8 million, $20.6 million, $44.8 million, and $19.7 million, respectively. As of December 31, 2019, we had an accumulated deficit of $237.2 million.
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

As of December 31, 2019, we had cash on hand of $210.6 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next 12 months from the date of this Annual Report. The forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based these estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate. Management does not know whether additional financing will be on terms favorable or acceptable to us when needed, if at all. If adequate additional funds are not available when required, or if we are unsuccessful in entering into partnership agreements for further development of our product candidates, management may need to curtail its development efforts and planned operations.
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

The following table summarizes our research and development expenses incurred by program (in thousands):

	Year Ended December 31,		2019 - 2018
		(unaudited)
	2019	2018	Change
	(in thousands)
Direct research and development expenses by program:
B cell malignancies (AUTO1 & AUTO3)	$15,346	5,436	$9,910
T cell lymphoma (AUTO4 & AUTO 5)	1,495	1,234	261
Multiple myeloma (AUTO2 & AUTO8)	846	2,586	(1,740)
Solid Tumors (AUTO6 & AUTO7)	2,027	178	1,849
Total direct research and development expense	19,714	9,434	10,280
Research and discovery and unallocated costs:
Personnel related (including share-based compensation)	54,187	21,453	32,734
Indirect research and development expense	31,517	17,412	14,105
Total research and development expenses	$105,418	48,299	$57,119
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
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate ranging from 33.35% to 21.67% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 12% in 2020 and future periods. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of $115.4 million as of December 31, 2019. We currently do not recognize a deferred tax asset from our accumulated losses and record a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown.
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
Results of Operations
Comparison of Years Ended December 31, 2019 and 2018
The following table summarizes our results of operations for the years ended December 31, 2019 and 2018. The unaudited information for the year ended December 31, 2018 has been calculated by adding (i) our results for the nine months ended September 30, 2018, derived from our audited consolidated financial statements for the fiscal year ended September 30, 2018 included in our Annual Report on Form 20-F with the SEC on November 23, 2018 and (ii) our results for the three month transition period ended December 31, 2018, derived from the audited consolidated financial statements included in our Transition Report on Form 20-F with the SEC on February 25, 2019.

	Year Ended
		(unaudited)
	December 31, 2019	December 31, 2018	Change
Grant income	$2,908	$1,472	$1,436
Operating expenses:
Research and development	(105,418)	(48,299)	(57,119)
General and administrative	(39,452)	(27,299)	(12,153)
Loss on impairment of leasehold improvements	(4,102)	—	(4,102)
Total operating expenses, net	(146,064)	(74,126)	(71,938)
Other income (expense):
Interest income	2,542	2,011	531
Other income (expense)	4,514	5,752	(1,238)
Total other income, net	7,056	7,763	(707)
Net loss before income tax	(139,008)	(66,363)	(72,645)
Income tax benefit	15,159	8,488	6,671
Net loss attributable to ordinary shareholders	$(123,849)	$(57,875)	$(65,974)

Grant Income

Grant income increased to $2.9 million for the year ended December 31, 2019 from $1.5 million for the year ended December 31, 2018. The increase in grant income of $1.4 million was related to an increase in reimbursable expenditures submitted in 2019 to the UK government.

Research and Development Expenses

Research and development expenses increased to $105.4 million for the year ended December 31, 2019 from $48.3 million for the year ended December 31, 2018. Cash costs, which exclude depreciation as well as share-based compensation, increased to $83.4 million from $41.5 million. The increase in research and development cash costs of $41.9 million consisted primarily of an increase in compensation-related costs of $20.0 million primarily due to an increase in headcount to support the advancement of our product candidates in clinical development and investment in manufacturing facilities and equipment, an increase of $4.1 million in research and manufacturing consumables, in part due to the migration and expansion of our research and process development laboratories from Forest House to our new location in the Media Works facility, preparations in advance of any potential disruption to supply arrangements that may occur due to Brexit, as well as validation and training costs as part of the start-up at the Catapult facility, an increase of $10.2 million in facility costs primarily related to the increased leased facilities, an increase of $3.8 million in project expenses related to the activities necessary to prepare, activate, and monitor clinical trial programs, an increase of $1.5 million in legal and professional fees that includes a decrease in milestone payments of $0.5 million consisting of a milestone payable to UCL Business plc in 2018 and a milestone payable to Noile-Immune Biotech Inc. in 2019, and an increase in IT and general office expenses of $2.3 million.

Non-cash costs increased to $22.0 million for the year ended December 31, 2019 from $6.7 million for the year ended December 31, 2018. The $15.3 million increase is related to an increase of $12.7 million share-based compensation expense as a result of an increase in headcount, and consequent increase in the number of options granted, and an increase in the fair value of stock for options expensed during the year ended December 31, 2019, and an increase of $2.6 million of depreciation related to the purchase of equipment to support our clinical trials and research activities and leasehold improvements.
General and Administrative Expenses
General and administrative expenses increased to $39.5 million for the year ended December 31, 2019 from $27.3 million for the year ended December 31, 2018. Cash costs, which exclude depreciation as well as share-based compensation increased to $26.6 million from $21.4 million. The increase of $5.2 million consisted primarily of an increase in compensation-related costs of $2.6 million due to an overall increase in headcount, an increase of $1.9 million in commercial costs, an increase in legal and professional fees of $1.0 million, and an increase of $0.7 million in facility costs related to lease and maintenance costs, offset in part by a decrease of $1.0 million in IT charges, project expenses, and other office expenses.

Non-cash costs increased to $12.9 million for the year ended December 31, 2019 from $5.9 million for the year ended December 31, 2018. The increase is primarily due to an increase of $7.3 million share-based compensation expense as a result of an increase in headcount, and consequent increase in the number of options granted, and an increase in the fair value of stock for options expensed during the period, an increase of $0.1 million of depreciation, offset in part by impairment expense of $0.4 million related to discontinued software that occurred in 2018.

Loss on impairment of leasehold improvements

Loss on impairment of leasehold improvements of $4.1 million for the year ended December 31, 2019 related to the impairment of leasehold improvements as we discontinued the fit-out of our manufacturing capacity at the Enfield, U.K. facility. No such loss of leasehold improvements occurred in 2018.

Interest Income

Interest income increased to $2.5 million for the year ended December 31, 2019 from $2.0 million for the year ended December 31, 2018 primarily due to a higher cash balance related to our capital raise activity in 2018 and 2019.

Other Income (Expense)

Other income decreased to $4.5 million for the year ended December 31, 2019 from $5.8 million for the year ended December 31, 2018 primarily due to foreign currency gains related to the U.S dollar strength relative to the British pound during 2019 as compared to 2018.

Income Tax Benefits

Income tax benefits increased to $15.2 million for the year ended December 31, 2019 from $8.5 million for the year ended December 31, 2018 due to additional U.K. research and development tax credits receivable from HMRC. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

Comparison of the Three Months Ended December 31, 2018 and 2017

A comparison of the three months ended December 31, 2018 and 2017 has been omitted from this Annual Report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our Transition Report on Form 20-F for the period ended December 31, 2018, filed with the SEC on February 25, 2019.

Comparison of Years Ended September 30, 2018 and 2017

A comparison of the years ended September 30, 2018 and 2017 has been omitted from this Annual Report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended September 30, 2018, filed with the SEC on November 23, 2018.

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
We do not currently have any approved products and have never generated any revenue from product sales or otherwise. We have funded our operations to date primarily with proceeds from government grants and sales of our preferred and ordinary shares. Through December 31, 2019, we have received aggregate net cash proceeds of $442.1 million from sales of our equity securities. As of December 31, 2019, we had cash of $210.6 million.
We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below.
Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,
		(unaudited)
	2019	2018
	(in thousands)
Net cash used in operating activities	$(101,484)	$(42,525)
Net cash used in investing activities	(18,668)	(13,189)
Net cash provided by financing activities	108,863	156,487
Effect of exchange rate changes on cash	5,164	(12,202)
Net (decrease) increase in cash	$(6,125)	$88,571

Net Cash Used in Operating Activities

During the year ended December 31, 2019, operating activities used $101.5 million of cash, resulting from our net loss of $123.8 million, and net cash used resulting from changes in our operating assets and liabilities of $16.2 million, partially offset by non-cash charges of $38.6 million, primarily related to shared based compensation of $30.2 million and leasehold improvement impairment of $4.1 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of a $21.0 million increase in prepaid expenses and other assets, offset in part by a $3.5 million increase in accounts payable and accrued expenses.

During the year ended December 31, 2018, operating activities used $42.5 million of cash, resulting from our net loss of $57.9 million, offset in part by net cash provided by changes in our operating assets and liabilities of $3.7 million and non-cash charges of $11.7 million. Net cash used in changes in our operating assets and liabilities for the year ended December 31, 2018 consisted primarily of a $9.3 million increase in prepaid expenses and other assets and a $1.3 million increase in long-term deposits, partially offset by a $12.9 million increase in accrued expenses and a $1.3 million increase in accounts payable.

Net Cash Used in Investing Activities

During the years ended December 31, 2019 and 2018, we used $18.7 million and $13.2 million, respectively, of cash in investing activities, all of which consisted primarily of purchases of property and equipment.

Net Cash Provided by Financing Activities

During the year ended December 31, 2019 and 2018, net cash provided by financing activities was $108.9 million and $156.5 million, respectively, consisting of net cash proceeds from our April 2019 follow-on capital raise and June 2018 IPO.

Cash Denomination

The following table reflects cash denominations in U.S. dollars and pound sterling as of:

	December 31,
	2019	2018
	(in thousands)
Total cash held	$210,643	$217,450

U.S. dollars	$29,800	$49,000
British sterling	£136,900	£132,100
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
Based on our current clinical development plans, we believe our existing cash of $210.6 million at December 31, 2019 will enable us to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
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
Share-Based Compensation
We issue ordinary shares as well as options and other securities exercisable for or convertible into ordinary shares or ADSs, as incentives to our employees and directors, and employees and consultants of our subsidiaries. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of our 2017 Share Option Plan, or the 2017 Plan, or pursuant to the terms of our 2018 Equity Incentive Plan, or the 2018 Plan. Options granted under the 2017 Plan and 2018 Plan, as well as shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, or performance awards, once the performance criteria is achieved, the performance awards are then subject to a four-year service vesting with 25% of the performance award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years. For certain members of senior management and directors, the board has approved an alternative vesting schedule for the equity awards. The options granted under the 2017 Plan and 2018 Plan generally expire ten years from the date of grant. We expect our share-based compensation expense for awards granted to employees, directors and other service providers to increase in future periods due to the planned increases in our headcount.
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
We are subject to corporation taxes in the United Kingdom and the United States. The calculation of our tax provision involves the application of U.K. tax law and requires judgment and estimates.
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

D. Trend information.
See Item 5.A. "Operating Results” and Item 5.B. "Liquidity and Capital Resources” within this Annual Report.

E. Off-balance sheet arrangements.
We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

F. Tabular disclosure of contractual obligations.
The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Operating lease obligations(1)	$34,435	$4,486	$9,499	$8,228	$12,222
(1) Amounts in the table reflect minimum payments due for our leases of office, laboratory and manufacturing space and payments required to reimburse the landlord for leasehold improvements related to operating leases.

Operating Leases

Operating lease obligations relate to (i) the agreement we entered into in September 2015 to lease office space for our corporate headquarters at Forest House in White City Place, London (ii) the amendment to the lease agreement we entered into in October 2016 to lease additional office space in the same building in White City, London, (iii) the sublease for our manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom, (iv) our October 2018 agreement to sublease office space in Rockville, Maryland, (v) an arrangement we entered into in June 2018 for additional office space at MediaWorks in White City Place, London, under which the lease commenced in November 2018, and (vi) a lease agreement we entered into September 2018 for additional manufacturing space in Enfield, United Kingdom, under which the lease commenced in February 2019.

Not included in the table above is a lease agreement we entered into January 2019 for office and manufacturing space in Rockville, Maryland, under which the lease term is expected to commence in June 2020 and expires in June 2036 with an annual minimum payments of approximately $3.6 million over the term of the lease.

Purchase and Other Obligations
We enter into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table above, as the amount and timing of such payments are not known as of December 31, 2019.
We have not included any contingent payment obligations that we may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under our license agreement with UCL Business plc, as the amount, timing and likelihood of such payments are not known as of December 31, 2019.

G. Safe harbor.
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.
The following table sets forth information regarding members of our senior management and our directors, including their ages as of December 31, 2019.

NAME	AGE	POSITION(S)
Senior Management:
Christian Itin, Ph.D.	55	Chief Executive Officer and Chairman of the Board of Directors
Andrew Oakley	57	Senior Vice President, Chief Financial Officer
Martin Pulé, MBBS	47	Senior Vice President, Founder, Chief Scientific Officer and Director
Muhammad Al-Hajj, Ph.D.	49	Senior Vice President, Translational Sciences
Vijay Peddareddigari, M.D.	48	Senior Vice President, Chief Medical Officer
Christopher Vann	55	Senior Vice President, Chief Operating Officer
Matthias Alder	54	Senior Vice President, Chief Business Officer and Company Secretary
David Brochu	63	Senior Vice President, Product Delivery
Adam Hacker	50	Senior Vice President for Regulatory Affairs and Quality

Non-Executive Directors:
Joseph Anderson, Ph.D.	60	Director
Linda Bain	49	Director
John Berriman	71	Director
Cynthia Butitta	65	Director
Kapil Dhingra, M.D.	60	Director
Martin Murphy, Ph.D.	51	Director

Senior Management

Christian Itin, Ph.D. has served as our Chief Executive Officer since March 2016 and as Chairman of our board of directors since October 2014. Prior to joining us, Dr. Itin served as chief executive officer and chairman of the board of directors at Cytos Biotechnology Ltd, a biotechnology company, from November 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016. From January 2016 until June 2018, he served as chairman, and from June 2018 to May 2019 as non-executive director, of Kuros Biosciences Ltd. Prior to that, Dr. Itin served as president, chief executive officer and director of Micromet, Inc., a biopharmaceutical company, from 2006 until it was acquired by Amgen Inc. in 2012. From 1999 until 2006, he served in a number of capacities with Micromet, Inc.’s subsidiary, Micromet AG, including head of IP and licensing, vice president of business and corporate development, chief business officer and ultimately as its chief executive officer. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, a protein chip company. Dr. Itin also serves as a non-executive director of Kymab Ltd., a privately held biopharmaceutical company. Dr. Itin received a Diploma in Biology and a Ph.D. in Cell Biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of University of Basel and at the Stanford University School of Medicine. We believe that Dr. Itin is qualified to serve on our board of directors because of his deep knowledge of our company and his extensive experience serving in executive and non-executive leadership positions at other public and private biotechnology companies.
Andrew Oakley has served as our Chief Financial Officer since June 2018. Prior to joining Autolus, Mr. Oakley served as the chief financial officer for Sosei Group from February 2017 until June 2018 and as its executive vice president from August 2017 to June 2018. From January 2015 until June 2016, Mr. Oakley served as chief financial officer, company secretary and executive board member of Vectura group plc. From January 2003 until August 2013, Mr. Oakley served as the chief financial officer for Actelion Ltd. He also previously served in a senior finance capacity for the global holding companies of Accenture, held executive positions in major multinational building material companies and spent several years as an equity analyst with banks in Australia, the United Kingdom and the United States. Mr. Oakley holds a Bachelor of Economics Degree from Macquarie University and an M.B.A. from London Business School. Mr. Oakley is a member of the Australian Institute of Chartered Accountants.

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

Matthias Alder has served as our Senior Vice President, Chief Business Officer and Company Secretary since July 2017, and as our General Counsel between July 2017 and August 2018. Prior to joining us, he served as executive vice president for business development and licensing from October 2014 to March 2017 and as general counsel and corporate secretary from May 2015 to July 2017 at Sucampo Pharmaceuticals, Inc., a biopharmaceutical company which was subsequently acquired by Mallinckrodt Pharmaceuticals. Prior to this, Mr. Alder served as executive vice president of corporate development and legal affairs and corporate secretary at Cytos Biotechnology AG, a biopharmaceutical company focused on the development of targeted immunotherapies, from 2013 to October 2014. From 2006 to 2012, Mr. Alder held various executive management roles at Micromet, Inc., serving as senior vice president for administration, general counsel and secretary at the time of the acquisition of Micromet by Amgen Inc. in 2012. He was also a partner in the Life Sciences Transactions Practice at Cooley LLP from 1997 to 2006, where he represented biotech companies in strategic transactions with pharmaceutical companies. Earlier in his career, Mr. Alder was in-house counsel at Ciba-Geigy and Novartis. Mr. Alder holds law degrees from the University of Basel and the University of Miami and is qualified to practice law in Switzerland and the United States.

David Brochu has served as our Senior Vice President, Product Delivery since October 2019. Prior to joining us, he served as vice president of technical operations and program head for Kedrion SpA’s next generation IVIG development and industrialization effort at Kedrion USA from October 2011 to March 2019. Prior to this, from September 2007 to August 2011, he served as vice president of plasma collection operations for Talecris Biotherapeutics (formerly Bayer HealthCare LLC) where he led the operations build out in the Western United States. From May 2002 to September 2007, Mr. Brochu was the senior director of process development and technology at Talecris leading the preparation and implementation of the technology, process development, and facilities investment strategy for the plasma products business. He received a B.S. in chemical engineering from Northeastern University.

Adam Hacker has served as our Senior Vice President, Regulatory Affairs and Quality since August 2018. Prior to joining us, Mr. Hacker spent a decade at Janssen Pharmaceuticals from 2008 to 2018, where he most recently served as Vice President, Head of Vaccines and Scientific Innovation Projects, Global Regulatory Affairs. In this role, Mr. Hacker was responsible for leading regulatory activities across all scientific innovation projects. During his tenure at Janssen, he also oversaw all regulatory aspects of the company’s Ebola vaccine and therapeutic product development, as well as leading hematology and oncology therapeutic areas regulatory and medical affairs functions for Europe, the Middle East and Africa. He earned a Ph.D. in developmental molecular biology from the National Institute of Medical Research, London and holds an undergraduate degree in Pure & Applied Biology from The Queen’s College, Oxford University.

Non-Executive Directors
Joseph Anderson, Ph.D. has served on our board of directors since February 2016. He is the chief executive officer and a member of the board of directors of Arix Bioscience plc, a global life sciences company, where he has held such positions since January 2016. He has founded and managed public equity funds and been a member of the following boards of directors: Algeta ASA (acquired by Bayer AG) from 2009 to 2013, Amarin plc from October 2009 to 2013, Cytos Biotechnology Ltd, a biotechnology company, from 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016 and Epigenomics AG from 2012 to 2014. He was a partner at Abingworth LLP, an international investment group dedicated to the life sciences and healthcare sectors, from January 2004 through December 2015. From October 1999 through December 2003, Dr. Anderson was previously at First State Investments in London, part of the Commonwealth Bank of Australia, where he was head of global healthcare equities and portfolio manager. Prior to this, he was a pharmaceuticals analyst at investment bank, Dresdner Kleinwort Benson from June 1998 through October 1999. From 1990 to 1998, Dr. Anderson established and was head of the strategy unit at The Wellcome Trust, one of the world’s largest medical foundations. Dr. Anderson holds a Doctor of Philosophy in Biochemistry from the University of Aston and a Bachelor of Science in Biological Science from Queen Mary College, University of London. He was originally nominated to our board of directors by Arix Bioscience Holdings Limited pursuant to our March 2016 Subscription and Shareholders’ Agreement, which granted Arix the right to appoint one individual as a director, and re-elected to a three-year term at our 2019 Annual General Meeting of Shareholders. We believe that Dr. Anderson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.
Linda Bain has served on our board of directors since June 2018. She currently serves as the chief financial officer of Codiak BioSciences, Inc., a position she has held since December 2015. Prior to then, Ms. Bain served as the chief financial officer and treasurer of Avalanche Biotechnologies, Inc. from April 2014 until November 2015. Previously, Ms. Bain served at bluebird bio, Inc., a gene therapy biotechnology company, as vice president of finance and business operations from October 2011 to March 2014, and chief accounting officer and treasurer from June 2013 to March 2014. From September 2008 to September 2011, Ms. Bain served as vice president of finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments, and from May 2000 to September 2007, she held a number of positions at AstraZeneca plc. She received her B.S. degree in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa. Ms. Bain is a certified public accountant. We believe that Ms. Bain is qualified to serve on our board of directors because of her extensive experience in our industry, her background in accounting and finance and her leadership skills.
John Berriman has served on our board of directors since August 2014. He has served as chairman of the boards of directors of Confo Therapeutics NV since December 2016, Depixus SAS since December 2015, ReNeuron Group plc since April 2015 and Autifony Therapeutics Ltd since 2011. He previously served as chairman of the board of directors of Heptares Therapeutics Ltd from 2007 until it was sold to Sosei Group in February 2015; as chairman of the board of directors of Algeta ASA from 2004 through its listing on the Oslo Stock Exchange in 2007 and subsequently served as deputy chairman from 2008 until it was sold to Bayer AG in 2014; and as a director of Micromet, Inc. from May 2006 until it was sold to Amgen Inc. in 2012. Prior to this, from 1997 to 2004, he was a director of Abingworth Management, an international healthcare venture capital firm, where he was involved in founding, financing and serving as a director of several biotechnology companies in Europe and the United States, many of which obtained listings on public stock exchanges. Prior to that, Mr. Berriman spent 14 years with Celltech Group plc and was a member of its board when it listed on the London Stock Exchange in 1994. He holds a Master’s degree in Chemical Engineering from the University of Cambridge and an M.B.A. from the London Business School. We believe that Mr. Berriman is qualified to serve on our board of directors because of his extensive experience in our industry, including his strategic management and operational experience, his experience serving on public company boards and his experience with public offerings, private investments and mergers.
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
Kapil Dhingra, M.D. has served on our board of directors since August 2014. Dr. Dhingra currently serves as the managing member of KAPital Consulting, LLC, a healthcare consulting firm that he founded in June 2008. Dr. Dhingra has over 25 years of experience in oncology clinical research and drug development. From 1999 to 2008, Dr. Dhingra worked at Hoffmann-La Roche,where he served in roles of increasing responsibility, most recently as vice president, head of the oncology disease biology leadership team and head of oncology clinical development. From 2000 to 2008, he held a clinical affiliate appointment at Memorial Sloan Kettering Cancer Center. From 1996 to 1999, Dr. Dhingra worked at Eli Lilly and Company where he served in roles of increasing responsibility, most recently as senior clinical research physician. Dr. Dhingra also served as a clinical associate professor of medicine at the Indiana University School of Medicine from 1997 to 1999. Prior to Eli Lilly and Company, Dr. Dhingra was a member of the faculty of the MD Anderson Cancer Center of the University of Texas from 1989 to 1996. Dr. Dhingra has served on the boards of directors of Replimune Limited, a biotechnology company, since July 2017, Median Technologies, a medical imaging software company, since June 2017, Five Prime Therapeutics, Inc., a biotechnology company, since December 2015. Dr. Dhingra previously served as a member of the boards of directors of BioVex from 2009 until its acquisition by Amgen Inc. in 2011, Micromet, Inc. from February 2009 until its acquisition by Amgen Inc. in 2012, YM Biosciences Inc. from 2012 until its acquisition by Gilead Sciences, Inc. in February 2013, Algeta ASA from 2010 until its acquisition by Bayer in March 2014 and EpiTherapeutics ApS from January 2014 until its acquisition by Gilead in May 2015, Advanced Accelerator Applications S.A., a pharmaceutical company, from April 2014 until its acquisition by Novartis in January 2018, and Exosome Diagnostics from 2012 until its acquisition by Bio-Techne Corporation in August 2018. Dr. Dhingra holds an M.D. from the All India Institute of Medical Services in New Delhi, India and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center of New York Medical College and Emory University School of Medicine. We believe that Dr. Dhingra is qualified to serve on our board of directors because of his extensive experience in executive positions with several pharmaceutical companies and in the clinical development of pharmaceuticals in several therapeutic areas, including in oncology, and his experience serving on the boards of several publicly traded life science companies.
Martin Murphy, Ph.D. has served on our board of directors since September 2014. He has served as the chief executive officer of Syncona Investment Management Limited, part of the global life science company Syncona Ltd, since December 2016 and previously founded Syncona Partners LLP and served as its chief executive officer from May 2012 to December 2016. Previously, he was a partner at MVM Life Science Partners LLP, a venture capital company focused on life science and healthcare investments, from 2003 to 2012. During his time at MVM, Dr. Murphy was a member of the management and investment committees and led MVM’s European operations. Before MVM, Dr. Murphy worked at 3i Group plc and McKinsey & Company. He has a Ph.D. in Biochemistry from the University of Cambridge. Dr. Murphy was originally nominated to our board of directors by Syncona Portfolio Limited pursuant to our September 2014 Subscription and Shareholders’ Agreement, which granted Syncona the right to appoint two individuals as directors, and re-elected to a three-year term at our 2019 Annual General Meeting of Shareholders. We believe that Dr. Murphy is qualified to serve on our board of directors because of his extensive experience as an investor, particularly in the life sciences industry.
Family Relationships
There are no family relationships among any of our senior management or our directors.

B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2019, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2019 to provide pension, retirement or similar benefits to, our directors, members of our senior management and non-employee directors.

Director Compensation

For the year ended December 31, 2019, the table below sets forth the compensation paid to our directors. In the case of Dr. Itin, our chief executive officer, the table below sets forth the compensation paid to him for services as a member of our senior management. He does not receive any compensation for serving as a non-executive director. All such amounts are established and paid in pounds sterling.

Name	Salary/Fees	Annual Bonus	Pension Benefit	All Other Compensation	Total
Christian Itin, Ph.D. Executive Director	£390,000	£160,875	£1,997	£3,426,497	£3,979,369
Joseph Anderson, Ph.D. Non-Executive Director	£39,000	£—	£—	£342,420	£381,420
Linda Bain Non-Executive Director	£45,000	£—	£—	£465,986	£510,986
John Berriman Non-Executive Director	£51,000	£—	£—	£389,720	£440,720
Cynthia Butitta Non-Executive Director	£40,500	£—	£—	£420,630	£461,130
Kapil Dhingra, M.D. Non-Executive Director	£36,000	£—	£—	£389,720	£425,720
Martin Murphy, Ph.D. Non-Executive Director	£34,500	£—	£—	£342,421	£376,921
Non-Executive Letters of Appointment

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive do not receive benefits upon termination or resignation from their respective positions as directors.

Non-Executive Director Compensation Policy

In March 2018, following market research and advice from its compensation consultant, our board of directors adopted a non-executive director compensation policy, to be effective immediately upon the closing of our IPO. This policy was subsequently amended in September 2018 and December 2019.

Under this policy, effective January 1, 2020, we pay each of our non-executive directors a cash retainer for service on our board of directors and committees of our board of directors. Our lead independent director also receives an additional cash retainer. These retainers are payable in arrears in twelve equal monthly installments at the end of each calendar month, provided that the amount of such payment will be prorated for any portion of such month that the director is not serving on our board. Non-executive directors residing outside the United Kingdom will be paid the applicable amounts converted from pounds sterling into a currency of their request at the time of payment. We will also reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

Directors are eligible to receive cash compensation as follows:

Annual Cash Retainer (£)
Annual retainer	30,000
Additional retainer for lead independent director	12,000
Additional retainer for audit committee chair	12,000
Additional retainer for audit committee member	6,000
Additional retainer for compensation committee chair	9,000
Additional retainer for compensation committee member	4,500
Additional retainer for nominating and governance committee chair	6,000
Additional retainer for nominating and governance committee member	3,000
Additional retainer for research and development committee chair (effective 1 Jan 2020)	12,000

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

Senior Management Compensation
The compensation for each member of our executive management comprises the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term incentives. For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our senior management for services, whether or not a director, in all capacities was $13.7 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of $13,000 in the year ended December 31, 2019.

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
In order to be eligible to receive an incentive award under the Management Incentive Compensation Plan, an individual must have been employed with us for at least three consecutive months during a plan year, which runs from January 1 to December 31, and must achieve a rating of at least 75% of his or her personal goal.
Form and Determination of Incentive Awards
Incentive award payments may be made in cash, or, at the discretion of the compensation committee and subject to the approval of our board of directors, through the issuance of equity.
An individual’s potential incentive award is calculated by multiplying his or her base salary as of the end of the plan year by the participant’s “target award multiplier,” which is a percentage ranging from 10% to 50%. The resulting amount is then divided between a corporate component and an individual component based on the weighting assigned for the individual’s management level. After the end of the plan year, the actual achievement of the corporate and individual goals is determined, each expressed as a percentage of complete achievement, resulting in the calculation of the individual’s total incentive award.
Annual performance reviews for participants in the Management Incentive Compensation Plan are completed following the end of the applicable plan year, with payment of incentive awards made as soon as practicable thereafter.

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

Outstanding Equity Awards, Grants and Option Exercise

The following table summarizes the options that we granted to members of our board of directors and senior management pursuant to the terms of the 2017 Plan or 2018 Plan during the year ended December 31, 2019:

Name	Ordinary Share Underlying Option	Exercise Price	Grant Date	Expiration Date
Senior Management
Christian Itin, Ph.D.	300,000	$13.00	12/12/2019	12/12/2029
Andrew Oakley	90,000	12.65	12/13/2019	12/13/2029
Martin Pulé, MBBS	90,000	12.65	12/13/2019	12/13/2029
Muhammad Al-Hajj, Ph.D.	80,000	12.65	12/13/2019	12/13/2029
Vijay Peddareddigari, M.D.	90,000	12.65	12/13/2019	12/13/2029
Christopher Vann	110,000	12.65	12/13/2019	12/13/2029
Matthias Alder	90,000	12.65	12/13/2019	12/13/2029
Adam Hacker	100,000	12.65	12/13/2019	12/13/2029
David Brochu	35,000	24.70	3/15/2019	3/15/2029
David Brochu	100,000	12.35	10/7/2019	10/7/2029
David Brochu	50,000	12.65	12/13/2019	12/13/2029
Non-Executive Directors
Joseph Anderson, Ph.D.	25,000	30.24	3/28/2019	3/28/2029
Linda Bain	25,000	30.24	3/28/2019	3/28/2029
John Berriman	25,000	30.24	3/28/2019	3/28/2029
Cynthia Butitta	25,000	30.24	3/28/2019	3/28/2029
Kapil Dhingra, M.D.	25,000	30.24	3/28/2019	3/28/2029
Martin Murphy, Ph.D.	25,000	30.24	3/28/2019	3/28/2029

As of December 31, 2019, members of our board of directors and senior management held options to purchase an aggregate of 3,389,000 ordinary shares and restricted share awards covering an aggregate of 1,656,000 ordinary shares. No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2019.

Equity Incentive Plans

We have granted equity securities under a share option plan and an equity incentive plan, which are summarized in this section.

2017 Share Option Plan
In 2017, our board of directors and shareholders approved the 2017 Plan to provide equity incentives to certain eligible employees and directors, consultants and advisors. The 2017 Plan provided for the grant of potentially tax-favored Enterprise Management Incentives, or EMI, options to our U.K. employees and for the grant of options to our U.S. employees. The 2017 Plan terminated in connection with our IPO; accordingly, as of September 30, 2018, there were no shares available for future grants under the 2017 Plan. Options previously granted pursuant to the 2017 Plan and that are currently outstanding remain subject to the terms of the 2017 Plan.

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
Shares Available for Awards

The maximum number of ordinary shares that may be issued under our 2018 Plan was initially 3,281,622 shares, which consists of 3,025,548 ordinary shares under the 2018 Plan at the time of its adoption and 256,074 ordinary shares that remained available for future grants under the 2017 Plan at the time of its termination. Additionally, the number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30 of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. As of December 31, 2019, an updated maximum of 6,686,764 ordinary shares may be issued under the 2018 Plan, of which 2,190,934 were available for future grant as of that date. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options. Shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs.
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
In accordance with our Articles of Association, our board of directors are divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	Class I, which consists of Joseph Anderson and Martin Murphy, whose terms will expire at our 2022 annual general meeting;

•	Class II, which consists of John Berriman and Kapil Dhingra, whose terms will expire at our 2020 annual general meeting; and

•	Class III, which consists of Christian Itin, Cynthia Butitta and Linda Bain, whose terms will expire at our 2021 annual general meeting.
Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.
Committees of Our Board of Directors
Our board of directors has four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee, and a research and development committee. The board has adopted a written charter for each of the committees below that is available to shareholders on our website at http://www.autolus.com/investor-relations/corporate-governance/documents-charters.

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
The primary functions of the compensation committee include:

•	identifying, reviewing, overseeing and proposing policies relevant to the compensation and benefits of our directors and senior management;

•	evaluating the performance of senior management in light of such policies and reporting to the board; and

•	overseeing and administering our share option plan, equity incentive plan and other benefit plans in operation from time to time.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee is composed of Dr. Dhingra (chairman), Dr. Anderson and Ms. Bain.
The primary functions of the nominating and corporate governance committee include:

•	drawing up selection criteria and appointment procedures for directors;

•	recommending nominees for appointment to our board of directors and its corresponding committees; and

•	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.
Research and Development Committee
The research and development committee is composed of Drs. Dhingra (chairman), Itin and Murphy.
The primary functions of the research and development committee include:

•	overseeing the Company's scientific, technical, research and development strategy, and the implementation thereof;

•
advising our board of directors and management regarding program prioritization, clinical development strategy, regulatory strategy and interactions, intellectual property, product manufacture and supply, and related matters; and

•	reviewing and assessing business development opportunities related to research collaborations, licensing or strategic transactions.

D. Employees.
As of December 31, 2019, we had 290 full-time employees, 97 of whom hold Ph.D. or M.D. degrees. Of these 290 employees, 247 are engaged in research and development activities and 43 are engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

	At December 31,		At September 30,
	2019	2018	2018	2017
Function:
Administrative	43	38	33	14
Research and development	247	162	133	86
Total	290	200	166	100
Geography:
United Kingdom	251	177	153	99
Germany and Switzerland	6	3	2	1
United States	33	20	11	-

E. Share ownership.
For information regarding the share ownership of our directors and members senior management, see Item 6.B—"Compensation” and Item 7.A—"Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major shareholders.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2020 by:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our directors and each member of our senior management; and

•	all of our directors and senior management as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of January 31, 2020. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.  Percentage ownership calculations are based on 52,234,928 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of January 31, 2020.
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

NAME OF BENEFICIAL OWNER	Number of Ordinary Shares Beneficially Owned (#)	Percent of Ordinary Shares Beneficially Owned (%)
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	15,955,734	30.6%

PPF Capital Partners Fund B.V. (2)	10,955,724	21.0%
Arix Bioscience Holdings Limited (3)	3,369,868	6.5%

Senior Management and Directors:
Christian Itin, Ph.D. (4)	1,234,689	2.4%
Andrew Oakley (5)	144,235	*
Martin Pulé, MBBS (6)	751,600	1.4%
Muhammad Al-Hajj, Ph.D. (7)	103,221	*
Vijay Peddareddigari, M.D. (8)	236,556	*
Christopher Vann (9)	194,477	*
Matthias Alder (10)	207,854	*
Adam Hacker (11)	55,996	*
David Brochu	0	*
Joseph Anderson, Ph.D. (12)	3,394,868	6.5%
Linda Bain (13)	38,736	*
John Berriman (14)	169,506	*
Cynthia Butitta (15)	48,547	*
Kapil Dhingra, M.D. (16)	106,712	*
Martin Murphy, Ph.D. (17)	15,980,734	30.6%
All directors and senior management as a group (14 persons) (18)	22,667,731	43.4%

* Represents beneficial ownership of less than one percent.
(1) The information shown is based, in part, upon disclosures filed on a Schedule 13G/A on February 11, 2020 by Syncona Portfolio Limited. The number reported consists of (i) 12,180,333 ordinary shares and (ii) 3,775,401 ADSs. Syncona Portfolio Limited is a wholly owned subsidiary of Syncona Holdings Limited, which, in turn, is a wholly controlled subsidiary of Syncona Limited, a publicly-listed company. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the securities held by Syncona Portfolio Limited. Investment and voting decisions with respect to these securities are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, St Julian's Avenue, St Peter Port, Guernsey GY1 3RD, Channel Islands.

     (2) The information shown is based, in part, upon disclosures filed on a Schedule 13D on January 24, 2020 by PPF Capital Partners Fund B.V., PPF Group N.V. and Petr Kellner. The number reported consists of 10,955,724 ADSs. The principal shareholder of PPF Capital Partners Fund B.V. is PPF Group N.V., which is ultimately beneficially owned by Petr Kellner. The address of the principal office of each of PPF Group and PPF Capital is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands. The address of the principal office of Petr Kellner is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.

(3) The information shown is based, in part, upon disclosures filed on a Schedule 13D on July 7, 2018 by Arix Bioscience plc and Arix Bioscience Holdings Limited. The number reported consists of (i) 2,736,535 ordinary shares and (ii) 633,333 ADSs. Investment and voting decisions with respect to these securities are made by Arix Bioscience Holdings Limited acting upon the recommendation of an investment committee. The members of this investment committee consist of Joseph Anderson, Johnathan Tobin, Mark Chin, Daniel O'Connell and Edward Rayner. The address for Arix Bioscience Holdings Limited is 20 Berkeley Square, London, W1J 6EQ, United Kingdom.

(4) Consists of (i) 1,066,009 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 168,680 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(5) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.
(6) Consists of (i) 538,677 ordinary shares, (ii) 160,064 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 52,859 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(7) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.
(8) Consists of (i) 45,435 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 191,121 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(9) Consists of (i) 112,211 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 82,266 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(10) Consists of (i) 125,588 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 82,266 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(11) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.
(12) Consists of (i) shares set forth in footnote (3) above. Dr. Anderson is the chief executive officer of Arix Bioscience plc, the parent company of Arix Bioscience Holdings Limited and (ii) 25,000 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(13) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.
(14) Consists of (i) 62,794 ordinary shares and (ii) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 33,175 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(15) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.
(16) Consists of (i) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 33,175 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

(17) Consists of (i) the shares set forth in footnote (1) above. Dr. Murphy is the chief executive officer of Syncona Investment Management Limited (both Syncona Investment Management Limited and Syncona Portfolio Limited are subsidiaries of Syncona Limited) and (ii) and 25,000 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

    (18) Consists of (i) 19,927,073 ordinary shares, (ii) 1,656,381 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 1,084,277 ordinary shares underlying options that are vested and exercisable within 60 days of January 31, 2020.

The significant changes in the beneficial ownership percentage held by our major shareholders during the past three years result from our June 2018 initial public offering of ADSs, and our April 2019 and January 2020 follow-on offerings of ADSs and the dilution resulting from these offerings. Additionally, we are aware that entities affiliated with Woodford Investment Management Ltd, which in the aggregate beneficially owned approximately 26.4% of our securities in June 2018, have decreased their holdings to below 5% of our shares outstanding as of December 31, 2019. PPF Capital Partners Fund B.V. initially became a 5% holder of our securities in September 2019 and currently holds approximately 21.0%.

As of December 31, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 16% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 43 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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
Transactions with Our Principal Shareholders, Directors and Members of our Senior Management

The following is a description of related party transactions we have entered into since January 1, 2019 with our directors, members of our senior management and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds $120,000 and that are material to us, other than the compensation arrangements we describe in Item 6.B. “Management - Compensation of Senior Management and Directors.”

Participation in April 2019 Public Offering

In our April 2019 public offering, Syncona Portfolio Limited and Arix Bioscience Holdings Limited purchased 1,000,000 ADSs and 208,333 ADSs, respectively. This purchase was made through the underwriters at the offering price.
Participation in January 2020 Public Offering
In our January 2020 public offering, Syncona Portfolio Limited purchased 1,363,636 ADSs. This purchase was made through the underwriters at the offering price.
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

Issued Share Capital

Effective from June 26, 2018, the board of directors has the authority to allot new ordinary shares or to grant rights to subscribe for or to convert any security into ordinary shares in the Company up to a maximum aggregate nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023. Effective from June 26, 2018, the board also has the authority to allot ordinary shares for cash or to grant rights to subscribe for or to convert any security into ordinary shares in the Company without first offering them to existing shareholders in proportion to their existing holdings up to an aggregate maximum nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023.

As of December 31, 2019, our issued capital share consisted of 44,983,006 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.

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

The Nasdaq Global Select Market is an “overseas exchange” for the purposes of the Companies Act and does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA and any purchase made by us would accordingly need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”
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
Disclosure of Interest in Shares
Pursuant to Part 22 of the Companies Act, we are empowered to give by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and, so far as is within his or her knowledge, particulars of any other interest that subsists or subsisted in those shares.

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
Other Relevant United Kingdom Laws and Regulations
Mandatory Bid

(i)
The Takeover Code does not apply to the company. However if the company were to become subject to the Takeover Code in the future, the following provisions will apply. Under Rule 9 of the Takeover Code, where:

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

C. Material contracts.

In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Report.

Underwriting Agreements

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

We entered into an underwriting agreement with Goldman Sachs & Co. LLC and Jefferies LLC as representatives of the underwriters, on April 10, 2019, with respect to the ADSs sold in our April 2019 public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	regulated investment companies or real estate investment trusts;

•	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons that own or are deemed to own 10 percent or more of our shares including shares represented by ADSs (by vote or value); and

•	persons holding our ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.
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
U.S. Holders that own (directly, indirectly, or constructively through the application of attribution rules) 10% or more of our total combined voting power or value could be subject to adverse U.S. federal income tax consequences pursuant to the controlled foreign corporation rules due to our ownership of a U.S. subsidiary. Such prospective Holders should consult with their tax advisors as to the tax consequences of acquiring, owning and disposing of our ADSs.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A U.S. Holder of an ADS will generally be treated for U.S. federal income tax purposes as the beneficial owner of the ordinary shares represented by the ADS, and, accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

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
Based on our current estimates of expected gross assets and income for the current taxable year, we do not believe we will be a PFIC for the year ending December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ending December 31, 2019 or with regard to our PFIC status in the past or in the future.
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
U.K. Taxation

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this Annual Report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that we do not (and will not) directly or indirectly derive 75% or more of our qualifying asset value from U.K. land, and that we are and remain solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material U.S. Federal Income Tax Considerations for U.S. Holders.”
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
The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
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
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains, when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year, exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance is not available in respect of disposals of ADSs acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until December 31, 2017, in respect of assets acquired prior to that date).
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
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
Interest Rate Risk
As of December 31, 2019 and 2018, we had cash of $210.6 million and $217.5 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and we, therefore, do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.
Foreign Currency Exchange Risk
We maintain our consolidated financial statements in our functional currency, which is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded foreign exchange gains of $4.6 million for the year ended December 31, 2019, $1.1 million for the three months ended December 31, 2018, and $4.0 million and foreign exchange loss of $25,000 for the years ended September 30, 2018 and 2017, respectively, which are included in other income in the statements of operations and comprehensive loss.
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

Not applicable.

Item 15. Controls and Procedures.

A.	Disclosure Controls and Procedures.
We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2019. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.
C. Attestation Report of the Registered Public Accounting Firm.
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. For so long as we qualify as an "emerging growth company" as defined under the JOBS Act, our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.

D. Changes in Internal Control Over Financial Reporting.

Other than the remediation of our previously disclosed material weakness that related to our internal control infrastructure as of September 30, 2018, 2017 and 2016, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

Ernst &Young LLP has served as our independent registered public accountant since September 2017 and has audited our consolidated financial statements for the years ended December 31, 2019, the three months ended December 31, 2018 and the years ended 2017 and 2016.

The following table shows the aggregate fees for services rendered by Ernst & Young LLP to us and our subsidiaries for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017.

	Year Ended December 31,	Three Months Ended December 31,	Year Ended September 30,
	2019	2018	2018	2017
	(in thousands)
Audit fees	$518	$184	$283	$380
Audit-related fees	114	193	392	—
Total	$632	$377	$675	$380

Audit fees.  Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements.

Audit-related fees. Audit related fees include fees for assurance reporting on our current and historical financial information included in our SEC registration statements in connection with our follow-on capital raise reviews and also fees for the review of the interim financial information.

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

Item 16H. Mine Safety Disclosure
Not applicable

PART III
Item 17. Financial Statements.
See the financial statements beginning on page F-1 of this Annual Report.

Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.

		INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	SCHEDULE/ FORM	FILE NUMBER	EXHIBIT	FILE DATE
1.1	Articles of Association of Autolus Therapeutics plc.	Form F-1/A	333-224720	3.1	6/19/18
2.1	Deposit Agreement by and among the registrant, Citibank, N.A., as the depositary bank and the holders and beneficial owners of American Depositary Shares issued thereunder.	Form F-6/A	333-224837	99.(a)	6/19/18
2.2	Form of American Depositary Receipt (included in exhibit 2.1).	Form F-6/A	333-224837	99.(a)	6/19/18
2.3	Autolus Therapeutics plc, Registration Rights Agreement, dated as June 26, 2018
4.1#	License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business plc, as amended on March 2, 2016 and March 28, 2018.	Form F-1/A	333-224720	10.1	5/10/18
4.2#	Supply Agreement, dated as of March 23, 2018, by and between the registrant and Miltenyi Biotec GmbH.	Form F-1/A	333-224720	10.2	6/8/18
4.3+	Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.3	6/19/18
4.4+	Non-employee Sub Plan to the Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.4	6/19/18
4.5+	Management Incentive Compensation Plan.	Form F-1/A	333-224720	10.5	6/8/18
4.6+	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.	Form F-1/A	333-224720	10.6	6/8/18
2.4*	Description of Securities
8.1*	Subsidiaries of the registrant.

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young LLP.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

+	Indicates management contract or compensatory plan.

#	Confidential treatment has been granted as to portions of the exhibit (indicated by asterisks). Confidential materials omitted and filed separately with the Securities and Exchange Commission.

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOLUS THERAPEUTICS PLC

Date: March 3, 2020	By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-3
Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017	F-4
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017	F-6
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autolus Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autolus Therapeutics plc (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the year ended December 31, 2019, the three-month period ended December 31, 2018, and the years ended September 30, 2018 and September 30, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019, the three-month period ended December 31, 2018 and the years ended September 30, 2018 and September 30, 2017, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standard Update (ASU) No. 2016-02, Leases (Topic 842) and the related amendments.

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

Reading, United Kingdom

March 3, 2020

AUTOLUS THERAPEUTICS PLC

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash	$210,643	$217,450
Restricted cash	787	105
Prepaid expenses and other current assets	37,826	15,411
Total current assets	249,256	232,966
Non-current assets:
Property and equipment, net	28,164	19,968
Right of use asset, net	23,409	—
Long-term deposits	2,040	1,276
Deferred tax asset	410	—
Intangible assets, net	254	—
Total assets	$303,533	$254,210
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	1,075	2,022
Accrued expenses and other liabilities	21,398	19,054
Lease liability	2,511	—
Total current liabilities	24,984	21,076
Non-current liabilities:
Lease liability	23,710	—
Long-term lease incentive obligation	—	207
Other long-term payables	—	285
Total liabilities	48,694	21,568

Shareholders' equity:
Ordinary shares, $0.000042 par value; 200,000,000 shares authorized at December 31, 2019 and 2018, 44,983,006 and 40,145,617 shares issued and outstanding at December 31, 2019 and 2018	2	2
Deferred shares, £0.00001 par value; 34,425 shares authorized, issued and outstanding at December 31, 2019 and 2018	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at December 31, 2019 and 2018	118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at December 31, 2019 and 2018	—	—
Additional paid-in capital	500,560	361,311
Accumulated other comprehensive loss	(8,691)	(15,488)
Accumulated deficit	(237,150)	(113,301)
Total shareholders' equity	254,839	232,642
Total liabilities and shareholders' equity	$303,533	$254,210

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	For the Year Ended December 31,	For the three-months ended December 31,	For the Year Ended September 30,
	2019	2018	2018	2017
Grant income	$2,908	$296	$1,407	$1,693
Operating expenses:
Research and development	(105,418)	(17,713)	(36,150)	(16,012)
General and administrative	(39,452)	(7,593)	(22,790)	(9,099)
Loss on impairment of leasehold improvements	(4,102)	—	—	—
Total operating expenses, net	(146,064)	(25,010)	(57,533)	(23,418)
Other income (expense):
Interest income	2,542	660	1,532	84
Other income (expense)	4,514	1,097	3,970	(46)
Total other income, net	7,056	1,757	5,502	38
Net loss before income tax	(139,008)	(23,253)	(52,031)	(23,380)
Income tax benefit	15,159	2,605	7,280	3,653
Net loss attributable to ordinary shareholders	(123,849)	(20,648)	(44,751)	(19,727)
Other comprehensive (loss) income:
Foreign currency exchange translation adjustment	6,797	(5,568)	(6,071)	802
Total comprehensive loss	(117,052)	(26,216)	(50,822)	(18,925)

Basic and diluted net loss per ordinary share	$(2.88)	$(0.52)	$(1.42)	$(1.43)
Weighted-average basic and diluted ordinary shares	43,065,542	39,366,634	31,557,034	13,783,222

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Consolidated Statements of Shareholders’ Equity
(In thousands, except share amounts)

	Ordinary shares		Deferred Shares		Deferred B shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at September 30, 2016	13,921,544	$—	—	$—	—	$—	—	$—	$63,513	$(4,651)	$(28,175)	$30,687
Issuance of ordinary shares, net of issuance costs	16,041,198	1	—	—	—	—	—	—	127,685	—	—	127,686
Share-based compensation expense	—	—	—	—	—	—	—	—	3,153	—	—	3,153
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	802	—	802
Net loss	—	—	—	—	—	—	—	—	—	—	(19,727)	$(19,727)
Balance at September 30, 2017	29,962,742	$1	—	$—	—	$—	—	$—	$194,351	$(3,849)	$(47,902)	$142,601
Issuance of ordinary shares, net of issuance costs	10,183,440	1	—	—	—		—	—	156,802		—	156,803
Issuance of deferred shares		—	34,425	—	88,893,548	118	1	—	—	—	—	118
Share-based compensation expense	—	—	—	—	—		—	—	6765	—	—	6,765
Unrealized loss on foreign currency translation	—	—	—	—	—		—	—	—	(6,071)	—	(6,071)
Net loss	—	—	—	—	—		—	—	—	—	(44,751)	$(44,751)
Balance at September 30, 2018	40,146,182	$2	34,425	$—	88,893,548	$118	1	$—	$357,918	$(9,920)	$(92,653)	$255,465
Share-based compensation expense	—	—	—	—	—	—	—	—	3,393	—	—	3,393
Restricted shares - forfeited	(565)	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	(5,568)	—	(5,568)
Net loss	—	—	—	—	—	—	—	—	—	—	(20,648)	$(20,648)
Balance at December 31, 2018	40,145,617	$2	34,425	$—	88,893,548	$118	1	$—	$361,311	$(15,488)	$(113,301)	$232,642
Issuance of ordinary shares, net of issuance costs	4,830,000	—	—	—	—	—	—	—	108,815	—	—	108,815
Share-based compensation expense	—	—	—	—	—	—	—	—	30,386	—	—	30,386
Restricted shares - forfeited	(4,335)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	11,724	—	—	—	—	—	—	—	48	—	—	48
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	6,797	—	6,797
Net loss	—	—	—	—	—	—	—	—	—	—	(123,849)	(123,849)
Balance at December 31, 2019	44,983,006	$2	34,425	—	88,893,548	$118	$1	—	$500,560	$(8,691)	$(237,150)	$254,839
The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	Three Months Ended December 31,	Year Ended September 30,
	2019	2018	2018	2017
Cash flows from operating activities:
Net loss	$(123,849)	$(20,648)	$(44,751)	$(19,727)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,611	645	1,709	1,009
Loss on disposal of fixed assets and intangible assets	43	394	8	—
Non-cash share-based compensation (net of amount capitalized)	30,212	3,393	6,765	3,153
Loss on impairment of leasehold improvements	4,102	—	—	—
Deferred income tax	(399)	—	—	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(21,008)	(3,521)	(7,132)	(2,317)
Long-term deposits	(702)	(1,285)	—	—
Right of use asset, net	2,551	—	—	—
Accounts payable	(1,451)	(723)	838	434
Accrued expenses and other liabilities	4,958	1,960	11,026	1,088
Lease liabilities	(552)	—	—	—
Net cash used in operating activities	(101,484)	(19,785)	(31,537)	(16,360)
Cash flows from investing activities:
Purchases of property and equipment	(18,341)	(4,422)	(9,119)	(2,876)
Purchase of intangible assets	(327)	—	(412)	—
Net cash used in investing activities	(18,668)	(4,422)	(9,531)	(2,876)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	108,863	—	156,920	127,686
Net cash provided by financing activities	108,863	—	156,920	127,686
Effect of exchange rate changes on cash	5,164	(5,327)	(5,833)	561
Net increase in cash	(6,125)	(29,534)	110,019	109,011

Cash and restricted cash, beginning of period	217,555	247,089	137,070	28,059
Cash and restricted cash, end of period	$211,430	$217,555	$247,089	$137,070

Supplemental cash flow information
Cash paid for taxes	$1,535	$—	$—	$—

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable or accrued	$2,818	$3,343	$328	$—
Reduction in right of use asset	$1,919	$—	$—	$—
Capitalized share-based compensation	$174	$—	$—	$—

Reconciliation of cash and restricted cash reported within the consolidated balance sheets
Cash	$210,643	$217,450	$246,984	$137,070
Short-term restricted cash	787	105	105	—
Total cash and restricted cash	$211,430	$217,555	$247,089	$137,070

AUTOLUS THERAPEUTICS PLC

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

The Company is a public limited company incorporated in England and Wales. On June 22, 2018, the Company completed its initial public offering ("IPO") of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were $156.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

On April 15, 2019, the Company completed an underwritten public offering of 4,830,000 ADSs representing 4,830,000 ordinary shares, at a public offering price of $24.00 per ADS, which includes an additional 630,000 ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs.  Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $108.8 million.

On January 27, 2020, the Company completed an underwritten public offering of 7,250,000 ADSs representing 7,250,000 ordinary shares, at a public offering price of $11.00 per ADS.  Aggregate net proceeds to the Company, after underwriting discounts, were $75.0 million.
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
The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $123.8 million for the year ended December 31, 2019, $20.6 million for the three months ended December 31, 2018, and $44.8 million and $19.7 million for the years ended September 30, 2018 and 2017, respectively. In addition, as of December 31, 2019 and 2018, the Company had an accumulated deficit of $237.2 million and $113.3 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at December 31, 2019 of $210.6 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents in the consolidated financial statements to include cash at banks with a maturity of less than three months, which is subject to an insignificant risk of changes in value.

Restricted Cash

The Company entered into a lease that requires a letter of credit supported by $0.6 million deposit held by the Company's bank for the duration of the lease and a credit card arrangement that requires a security deposit of $0.2 million. The Company includes the restricted cash balance in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the Company's consolidated statements of cash flows.

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

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31,2019 and 2018, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fixtures, and leasehold improvements. The office equipment has an estimated useful life of three years, lab equipment has an estimated useful life of five or ten years, and furniture and fixtures have an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Assets under construction consist of costs incurred with leasehold improvements and, once placed into service, will be depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts and any resulting gain or loss is included in the statement of operations and other comprehensive loss. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the book value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds the fair value. The Company recognized a loss on impairment

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

of $4.1 million for the year ended December 31, 2019 related to leasehold improvements as the Company chose to discontinue the fit-out of the Company's manufacturing capacity at the Enfield, U.K. facility, no impairments or disposals for the three months ended December 31, 2018, an asset disposal of less than $10,000 for the year ended September 30, 2018, and did not recognize any impairment losses from its inception through September 30, 2017.

The Company routinely evaluates the useful life attributed to its assets. During the second quarter ended June 30, 2019, the Company determined that the useful lives of certain lab equipment should be increased from five-years to ten-years based on expectation of future usability. The Company accounted for this as a change in estimate that was applied prospectively, effective April 1, 2019. This change in useful life resulted in a reduction of depreciation expense of $0.3 million, and an increase in basic and diluted earnings per share of $0.01, for the year ended December 31, 2019.

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”), Topic 842, Leases (“ASC 842”), using the required modified retrospective approach and utilizing the effective date as its date of initial application, for which prior periods are presented in accordance with the previous guidance in ASC 840, Leases.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct costs, or prepayments. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Then the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

Although separation of lease and non-lease components is required, certain practical expedients are available. Entities may elect the practical expedient to not separate lease and non-lease components. Rather, they would account for each lease component and the related non-lease component together as a single component. For new and amended leases beginning in 2019, the Company has elected this practical expedient to account for the lease and non-lease components for leases for classes of all underlying assets and allocate all of the contract consideration to the lease component only. The Company determined the underlying lease to be the predominant component, and therefore, the entire agreement will be accounted for under ASC 842.

Intangible Assets Subject to Amortization
The Company’s intangible assets have been related to acquired software licenses with finite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company did not recognize an impairment loss in the year ended December 31, 2019. The Company recognized an impairment loss of $0.4 million for the three months ended December 31, 2018 related to software the Company elected to discontinue. The Company did not recognize an impairment loss in the years ended September 30, 2018 and 2017.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies. The Company operates in two geographic regions: the United Kingdom and the United States. Substantially all of the Company’s assets are held in the United Kingdom.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Deferred Rent and Lease Incentives

Prior to the adoption of ASC 842, rent expense and lease incentives from operating leases were recognized on a straight-line basis over the lease term.  The Company has operating leases that include rent escalation payment terms and a rent free period. Deferred rent represents the difference between actual operating lease payments and straight-line rent expense over the term of the lease. Upon adoption of ASC 842, the Company no longer records or presents deferred rent.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K.'s research and development expenditure credit, RDEC, of $0.2 million for the year end December 31, 2019, $37,000 for the three months ended December 31, 2018, and $0.2 million and $0.2 million for the years ended September 30, 2018 and 2017, respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.

Accrued Research and Development Expenses

As part of the process of preparing consolidated financial statements, the Company is required to estimate accruals for research and development expenses. This process involves reviewing and identifying services which have been performed by third parties on the Company’s behalf and determining the value of these services. In addition, the Company makes estimates of costs incurred to date but not yet invoiced, in relation to external Clinical Research Organizations and clinical site costs. The Company analyzes the progress of clinical trials, including levels of patient enrollment; invoices received and contracted costs, when evaluating the adequacy of the accrued liabilities for research and development. The Company makes judgments and estimates in determining the accrued balance in any accounting period.

Share-Based Compensation

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. The Company recognizes share-based compensation expense for awards granted to employees that have a graded vesting schedule based on a service condition only on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (the “graded-vesting attribution method”), based on the estimated grant date fair value for each separately vesting tranche. For equity awards with a graded vesting schedule and a combination of service and performance conditions, the Company recognizes share-based compensation expense using a graded-vesting attribution method over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date. The Company accounts for forfeitures as they occur.

For share-based awards granted to consultants and non-employees, compensation expense is recognized using the graded-vesting attribution method over the period during which services are rendered by such consultants and non-employees until completed. The measurement date for employee awards is the date of grant, and share-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on an accelerated basis. The Company has adopted Accounting Standards Update (“ASU”) No. 2018-07, “Compensation —Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting” (“ASU No. 2018-07”), as discussed below under “Recently Adopted Accounting Pronouncements,” prior to which the measurement date for non-employee awards was generally the date the services were completed, resulting in financial reporting period adjustments to share-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of ASU No. 2018-07, the measurement date for non-employee awards is the later of the adoption date of ASU No. 2018-07 or the date of grant, without changes in the fair value of the award.

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 7 for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:
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

When considering the fair value of options granted in the period prior to the IPO, the Company considered probability-weighted scenarios based on the relative likelihoods of completing the IPO and remaining a privately-held company. In the IPO scenarios, the fair value was calculated by dividing the total estimated equity value by the number of fully diluted ordinary shares outstanding, and then discounting the implied per-share value at a rate intended to approximate the Company's cost of equity between share option grant date and the expected IPO date. The stay-private scenario utilized an OPM "Backsolve" calculation to estimate its equity value implied by the purchase price of the series A preference shares in September 2017. In March and May 2018, the Company issued share option grants to employees that applied a 50% and 80% probability weighting of an IPO, respectively, to the fair value of the underlying ordinary share utilized in the Black-Scholes option pricing model.
Foreign Currency Translation
The Company maintains its financial statements in its functional currency, which is the pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign exchange gain of $4.6 million for the year ended December 31, 2019, $1.1 million foreign exchange gain for the three months ended December 31, 2018, and a $4.0 million foreign exchange gain and foreign exchange loss of $25,000 for the years ended September 30, 2018 and 2017, respectively, which are included in other income in the statements of operations and comprehensive loss.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Patent Costs

The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $2.0 million for the year ended December 31, 2019, $0.2 million for the three months ended December 31, 2018, and $1.0 million and $0.5 million for the years ended September 30, 2018 and 2017, respectively.

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

Comprehensive Loss

The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

components. Comprehensive gain or loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a gain of $6.8 million for the year ended December 31, 2019, a loss of $5.6 million for the three months ended December 31, 2018, a loss $6.1 million for the year ended September 30, 2018 and a gain of $0.8 million for the years ended September 30, 2017, respectively to foreign currency translation.

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
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year Ended December 31,	Three Months Ended December 31,	Years Ended September 30,
	2019	2018	2018	2017
Unvested restricted shares and units	814,744	708,834	815,632	1,358,317
Incentive share options	5,963,239	3,711,274	2,065,481	570,309
Total	6,777,983	4,420,108	2,881,113	1,928,626

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

Recently issued accounting pronouncements adopted

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

ASU 2016-02 became effective beginning January 1, 2019 requiring the use of a modified retrospective transition approach applied at the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, (“ASU 2018-11”), which contains certain amendments to ASU 2016-02 intended to provide relief in implementing the new standard. ASU 2018-11 provides registrants with an option to not restate comparative periods presented in the financial statements. The Company elected this new transition approach using a cumulative-effect adjustment on the effective date of the standard, for which comparative periods are to be presented in accordance with the previous guidance in ASC 840, Leases.

In adopting the new standard the Company elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard, which does not require the reassessment of the following: i) whether existing or expired arrangements are or contain a lease, ii) the lease classification of existing or expired leases, and iii) whether previous initial direct costs would qualify for capitalization under the new lease standard. Additionally, the Company made an accounting policy election to keep leases with a term of 12 months or less off of its balance sheet. Upon adoption of the standard on January 1, 2019, the Company recognized $6.3 million and $5.6 million of operating lease liabilities and right-of-use assets, respectively, on the Company’s balance sheet relating to its leases of its London, United Kingdom corporate office and manufacturing leases, and its Rockville, Maryland office lease. The adoption of the standard did not have a material effect on the Company's statements of operations or statement of cash flows.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This standard is effective for public companies for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2019. The adoption of ASU No. 2018-07 did not have a material effect on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not adopted

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, a new standard on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement (CCA) that aligns the requirements for capitalizing implementation costs in a CCA service contract with existing internal-use software guidance. The standard also provides classification guidance on these implementation costs as well as additional quantitative and qualitative disclosures. The standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted, and can be adopted prospectively or retrospectively. The Company adopted the new standard on January 1, 2020 on a prospective basis and are continuing to establish new processes and internal controls that may be required to comply with the new cloud computing standard.

Note 3. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

	December 31,
	2019	2018
Research and development claims receivable	$27,567	$10,272
Prepayments	7,023	2,069
VAT receivable	1,928	1,973
Other asset	279	—
Grant income receivable	547	661
Other receivable	482	436
Total prepaid expenses and other current assets	$37,826	$15,411

The increase to research and development claims receivable is the result of the increased income tax benefit from increased research and development expenses.

Note 4. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	December 31,
	2019	2018
Lab equipment	$18,214	$10,771
Office equipment	2,211	1,610
Furniture and fixtures	1,301	599
Leasehold improvements	10,316	2,076
Assets under construction	4,687	8,620
Less: accumulated depreciation	(8,565)	(3,708)
Total property and equipment, net	$28,164	$19,968
Depreciation expense recorded for the year ended December 31, 2019 was $4.6 million, the three months ended December 31, 2018 was $0.6 million and, for the years ended September 30, 2018 and 2017 were $1.7 million and $1.0 million, respectively. The increase in leasehold improvements is related to the build out of the Company's Media Works facility.

Note 5. Intangible Asset

The following table summarizes the carrying amount of the Company's intangible assets, net of accumulated amortization:

	December 31, 2019
	Estimated Life (years)	Cost	Accumulated Amortization	Net
Software license	3	$336	$(82)	$254

Amortization expense for the year ended December 31, 2019 was $47,000. Assuming no changes in the gross cost basis of intangible assets, the total estimated amortization expense for finite-lived intangible assets is approximately $104,000, $88,000, and $62,000  for each of the years ending December 31, 2020 through December 31, 2022.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 6. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2019	2018
Compensation and benefits	$6,568	$3,296
Research and development costs	10,449	9,362
UCLB milestone	663	638
Professional fees	2,611	4,130
Deferred rent	0	561
Corporate tax	391	620
Other liabilities	716	447
Total accrued expenses and other liabilities	$21,398	$19,054
Other liabilities primarily consist of the current portion lease incentive liability, together amounts of $0.3 million and $0.4 million are recorded as of December 31, 2019 and 2018, respectively.

Note 7. Shareholders’ Equity
Ordinary Shares

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of December 31, 2019, the Company has not declared any dividends.

Effective from June 26, 2018, the board of directors has the authority to allot new ordinary shares or to grant rights to subscribe for or to convert any security into ordinary shares in the Company up to a maximum aggregate nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023. Effective from June 26, 2018, the board also has the authority to allot ordinary shares for cash or to grant rights to subscribe for or to convert any security into ordinary shares in the Company without first offering them to existing shareholders in proportion to their existing holdings up to an aggregate maximum nominal amount of $0. This authority runs for five years and will expire on June 26, 2023.

As of December 31, 2019, the Company’s issued capital share consisted of 44,983,006 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.
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

Deferred C Share - The deferred share, nominal value less than $1.00, was created when the shares in the Company were redenominated from GBP to USD as part of the capital reduction to deal with rounding issues that would otherwise have unbalanced the company’s nominal share capital. This deferred C share has no voting rights.
The shares in the consolidated Balance sheets reflect the number of ordinary shares and deferred shares authorized, issued, and outstanding at December 31, 2019 and 2018, and also reflects the conversion of preferred and ordinary shares on 3.185-for-1 basis upon completion of the Company's IPO.

	December 31,		September 30,
	2019	2018	2018	2017
Series A preferred shares	—	—	—	24,490,705
Class B ordinary shares	—	—	—	3,375,196
Class C ordinary shares	—	—	—	2,096,840
Ordinary Shares	44,983,006	40,145,617	40,146,182	—
Deferred shares	34,425	34,425	34,425	—
Deferred B shares	88,893,548	88,893,548	88,893,548	—
Deferred C share	1	1	1	—
Total Ordinary and Deferred Shares	133,910,980	129,073,591	129,074,156	29,962,741

Note 8. Share Based Compensation
In February 2017, the Company’s board of directors adopted the 2017 Share Option Plan, or the 2017 Plan. The 2017 Plan was set to expire on February 21, 2027. The 2017 Plan provided for the grant of potentially tax-favored Enterprise Management Incentives, or EMI, options to the Company's U.K. employees and for the grant of options to its U.S. employees.
In June 2018, as part of the Company's reorganization and IPO, the Company’s board of directors and shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan. The initial maximum number of ordinary shares that may be issued under the 2018 Plan was 3,281,622. This number consists of 3,025,548 new ordinary shares and 256,074 ordinary shares that would have otherwise remained available for future grants under the 2017 Plan. The number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30th of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. The updated maximum number of ordinary shares that may be issued under the 2018 Plan is 6,686,764 as of December 31, 2019. The total Shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options.
Options granted under the 2018 Plan and 2017 Plan, as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the award contains specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three years. Options granted under the 2018 Plan and 2017 Plan generally expire 10 years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule. Restricted stock units awarded in December 2019 vest over a 3-year service period with 50% of the award vesting one-and-half years from commencement date and the remaining 50% of the award vesting at the end of the third year.
Share Option Valuation
The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the year ended December 31, 2019 and 2018 were as follows:

	Year Ended December 31,	Three Months Ended December 31,	Year Ended September 30,
	2019	2018	2018	2017
Expected option life (years)	5.27 to 6.08	6.08	6.08	6.08
Risk-free interest rate	1.39% to 2.66%	2.70% to 3.09%	2.61% to 3.00%	1.91% to 2.05%
Expected volatility	72.30% to 76.22%	69.52% to 71.26%	68.15% to 72.99%	68.61% to 68.93%
Expected dividend yield	—%	—%	—%	—%

Share Options

The table below summarizes activity for the year ended December 31, 2019.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	3,711,274	$19.25	9.47	$51,464
Granted	2,438,145	15.22	—	—
Exercised	(11,724)	3.94	—	$198
Forfeited	(201,456)	19.72	—	—
Outstanding as of December 31, 2019	5,936,239	$17.71	9.02	$11,873
Exercisable as of December 31, 2019	1,466,625	$16.34	8.63	$6,124
Vested and expected to vest as of December 31, 2019	5,936,239	$17.71	9.02	$11,873

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s restricted ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s restricted ordinary shares.

The weighted average grant-date fair value of share options granted was $10.07, $20.04, $8.55 and $4.04 per share for the year ended December 31, 2019, for the three months ended December 31, 2018, and for the years ended September 30, 2018 and 2017, respectively.

As of December 31, 2019, the total unrecognized compensation expense related to unvested options was $34.0 million, which the Company expects to recognize over a weighted average vesting period of 3.4 years.
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
A summary of the changes in the Company’s restricted ordinary shares during the years ended December 31, 2019 and 2018 are as follows and reflect the conversion of ordinary shares in the current and previous years.

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2018	708,834	$4.10
Granted	0	0.00
Vested	(389,755)	4.31
Forfeited	(4,335)	4.43
Unvested and outstanding at December 31, 2019	314,744	9.05
As of December 31, 2019, there was unrecognized compensation of $0.3 million, which will be recognized over 1.5 years.

Restricted Stock Units

A restricted stock unit (“RSU”) represents the right to receive one of the Company’s ADSs upon vesting of the RSU. The fair value of each RSU is based on the closing price of the Company’s ADSs on the date of grant. The Company grants RSUs with service conditions that vest over 3-year service period with 50% of the award vesting one-and-half years from commencement date and the remaining 50% of the award vesting at the end of the third year.

During the year ended December 31, 2019, the Company granted 500,000 RSUs under the 2018 Plan. The following is a summary of RSU activity for the 2018 Plan for the years ended December 31, 2019 and 2018, respectively:

	Number of restricted units	Weighted average grant date fair value
Unvested and outstanding at December 31, 2018	—	$—
Granted	500,000	12.09
Vested	—	—
Forfeited	—	—
Unvested and outstanding at December 31, 2019	500,000	12.09
As of December 31, 2019, there was $5.9 million of unrecognized compensation costs related to unvested RSUs, which are expected to be recognized over a weighted average period of 3 years.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Share-based Compensation Expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Year Ended December 31,	Three Months December 31,	Years Ended September 30,
	2019	2018	2018	2017
Research and development	$17,761	$1,906	$3,116	$1,145
General and administrative	12,451	1,487	3,649	2,008
Capitalized to fixed assets	174	—	—	—
Total share-based compensation	$30,386	$3,393	$6,765	$3,153

Note 9. License Agreements
University College of London Business (UCLB) plc License
In September 2014, the Company entered into an exclusive license agreement (the “License”) with UCLB, to obtain licenses to certain technology rights in the field of cancer therapy and diagnosis. In March 2016, the License was amended to include additional rights.
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
Noile-Immune Biotech Inc.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In November 2019, the Company entered into an exclusive license agreement (the “License”) with Noile-Immune Biotech Inc. ("Noile"). The Company will have the right to develop CAR T cell therapies incorporating Noile’s PRIME (proliferation-inducing and migration-enhancing) technology. The PRIME technology is designed to improve proliferation and trafficking into solid tumors of both engineered CAR T cells as well as the patient’s own T cells.
The Company paid an upfront fee and may be obligated to make additional payments to Noile under the License Agreement upon the achievement of development milestones and receipt of regulatory approvals product sale milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology.

Note 10. Income Taxes
The Company recorded an income tax benefit of $15.2 million, $2.6 million, $7.3 million and $3.7 million for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017, respectively.

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rates is as follows (in thousands):

	Year ended December 31,	Three months ended December 31,	Year ended September 30,
	2019	2018	2018	2017
Net loss before taxes	$(139,008)	$(23,253)	$(52,031)	$(23,380)
U.K. statutory tax rate	19.0%	19.0%	19.0%	19.5%
Income tax benefit at U.K. statutory tax rate	(26,411)	(4,423)	(9,886)	(4,559)
Tax incentives / credits	(16,312)	(3,234)	(7,296)	(3,702)
Non-deductible expenses	4,048	127	1,553	609
Adjustments in respect of prior years	96	265	(13)	13
Operating losses	21,643	3,605	7,317	3,754
Tax on property, plant, equipment and intangibles	267	140	233	113
Other, net	1,510	915	812	119
Total income tax benefit	$(15,159)	$(2,605)	$(7,280)	$(3,653)
Current income tax benefit	(14,749)	(2,605)	(7,280)	(3,653)
Deferred income tax benefit	(410)	—	—	—

Effective rate of income tax	10.9%	11.2%	14.0%	15.6%
The effective tax rates in the above table for the year ended December 31, 2019, the three months ended December 31, 2018, and the years ended September 30, 2018 and 2017 is lower than the main rate of U.K. tax primarily due to administration of the U.K. research and development tax credit, which is included within the tax incentive/credits line in the table above.
Deferred tax assets and liabilities consisted of the following at December 31, 2019 and 2018 (in thousands):

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

	December 31,
	2019	2018
Deferred tax assets:
Other differences	$1,522	$2,870
Tax losses	19,624	7,851
Fixed assets	896	621
Total deferred tax assets	22,042	11,342
Valuation allowances	(21,632)	(11,342)
Net deferred tax asset (liability)	$410	$—
Deferred tax assets resulting from loss carry forwards, fixed assets and retirement benefits, with total deferred tax assets increasing by $10.7 million in 2019. The Company has recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The $0.4 million deferred tax asset balance is related to the Company's U.S. entity.
At December 31, 2019, the Company had U.K. trading losses carry forward of $115.4 million. These losses are carried forward indefinitely under local law, but are subject to numerous utilization criteria and restrictions.
As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where this is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. The Company recorded valuation allowances in the amounts of $21.6 million and $11.3 million at December 31, 2019 and 2018, respectively.

Note 11. Commitments and Contingencies
License Agreement
The Company has entered into an exclusive license agreement, as amended, with UCLB (see Note 8). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2019 there was a $0.7 million milestone that was considered probable related to the receipt of clinical data for its AUTO1 program, and accordingly the Company has accrued a liability of $0.7 million as of December 31, 2019. As of December 31, 2019, there were no other milestones for which the likelihood of achievement was probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2019.
Leases

The Company leases certain office space, laboratory space, and equipment. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less. Many of the Company's leases contain variable non-lease components such as maintenance, taxes, insurance, and similar costs for the spaces it occupies. For new and amended leases beginning in 2019, the Company has elected the practical expedient not to separate these non-lease components of leases for classes of all underlying assets and instead account for them as a single lease component for all leases. The Company recognizes on a straight-lines basis the net fixed payments of operating leases over the lease term. Variable executory costs, as it relates to net leases, are excluded from the calculation of the lease liability and the Company expenses the variable lease payments in the period in which it incurs the obligation to pay such variable amounts and will be included in variable lease costs in the leases footnote disclosure.

These variable lease payments are not included in the Company's calculation of its right-of-use assets or lease liabilities.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In adopting ASC 842, the Company elected the package of practical expedients which, among other things, allowed it to retain the classification of its leases in place at the effective date of ASC 842.
The Company’s corporate headquarters are located in London, United Kingdom. As of December 31, 2019 and 2018, the Company leased space at this location from Imperial (Forest House) Limited under a ten year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a 15-month period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease with a concurrent term through August 2025. The Company and the landlord has the option to early terminate both leases in September 2020 and the landlord has the option to give notice to terminate the lease from September 2020 onward. The Company has measured its right-of-use assets and lease liabilities based on lease terms ending in September 2025, as the Company is reasonably certain it will not terminate the lease prior to September 2025. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

Prior to the lease commencement date of the Forest House leases, the Company, in conjunction with the landlord, made improvements to the leased space. The total cost of these improvements was funded by the landlord, a portion of the cost will be reimbursed by the Company over the term of the leases. The total cost of the improvements was capitalized as leasehold improvements on the Company’s balance sheet, with an offset to long-term lease incentive obligation for the portion funded by the landlord and other long-term payables for the portion to be repaid to the landlord. The lease related to this facility is classified as an operating lease.

In September 2017, the Company executed an arrangement with Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through May 2021, at which time the Company has the option to renew or terminate the lease. The lease related to this facility is classified as an operating lease. The lease has a six-month rent-free period. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. In December 2018, the Company executed an additional lease arrangement for additional manufacturing space for a term through September 2023, at which time the Company has the option to renew or terminate the lease.

In June 2018, the Company signed a binding letter of intent to enter into a lease for office and laboratory space in White City, London. The letter of intent required the Company to enter into a ten-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The leasehold improvements were completed and the lease commenced in January 2019. The Company has the option to terminate the lease in November 2026. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The lease agreement includes an option to lease additional space. As of December 31, 2019, the Company capitalized $8.2 million as leasehold improvements.

In September 2018, the Company signed a binding letter of intent to enter into a lease for manufacturing space in Enfield, United Kingdom. The letter of intent required the Company to enter into a 15-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The Company executed lease agreements for three manufacturing space units, each for 15-year lease terms. The leases commenced in February 2019 with option to terminate the lease in February 2029. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The Company expensed $4.1 million of leasehold improvements from assets under construction as of December 31, 2019 as a result of discontinuing the fit-out of the manufacturing facility. The Company reduced the right-of-use asset and lease liability based on the contractual option termination date. The Company is actively seeking to sub-lease or assign the lease arrangement to a third party. The Company completed an asset impairment analysis of the right-of-use lease concluding the undiscounted cash flow exceeded the carry value as of December 31, 2019.

In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The lease related to this facility is classified as an operating lease. The lease had a four-month rent-free period. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a 16-year lease provided that the landlord completes the required leasehold improvements described in the agreement. The Company expects the lease to commence in June 2020 for a term through June 2036. The Company has capitalized $2.2 million in leasehold improvements as assets under construction as of December 31, 2019. The Company excluded the $57.9 million of undiscounted future minimum lease payments in the maturity of lease liabilities table as the lease had not yet commenced as of December 31, 2019.

The Company identified and assessed the following significant assumptions in recognizing its right-of-use assets and corresponding lease liabilities:

•
As the Company's leases do not provide an implicit rate, it estimated the incremental borrowing rate for each lease based on a yield curve analysis, utilizing the interest rate derived from the fair value analysis of its existing leases and adjusting it for factors that appropriately reflect the profile of secured borrowing over the lease term. For leases existing as of the adoption date, the Company has utilized its incremental borrowing rate based on the remaining lease term as of the adoption date. For leases that commenced after the adoption date, the Company determined the incremental borrowing rate based on the lease term as determined at the commencement date of the lease.

•	The expected lease terms include both contractual lease periods and, when applicable, cancelable option periods where failure to exercise such options would result in an economic penalty.

•
Since the Company elected to account for each lease component and its associated non-lease components as a single combined lease component, all contract consideration was allocated to the combined lease component.

Leases (in thousands)	Balance Sheet Classification	As of December 31, 2019
Assets
Operating lease assets	Operating right-of-use assets	$23,409
Liabilities
Current
Operating lease liabilities	Current liabilities: Operating lease liabilities	$2,511
Noncurrent
Operating lease liabilities	Non-current liabilities: Operating lease liabilities	$23,710
Total lease liabilities		$26,221

Lease cost (in thousands)	Statement of Operations Classification	Year Ended December 31, 2019
Operating lease cost	Operating expenses: research and development	$3,156
Variable lease cost	Operating expenses: research and development	1,222

Operating lease cost	Operating expenses: general and administrative	1,241
Variable lease cost	Operating expenses: general and administrative	250

Short term lease costs		270
Total lease cost		$6,139

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Other information (in thousands)	December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,415
Right-of-use assets obtained in exchange for new operating lease liabilities	$26,124
Weighted-average remaining lease term — operating leases (years)	7.7
Weighted-average discount rate — operating leases	6.8%

Future fixed payments for non-cancellable operating leases in effect as of December 31, 2019 are payable as follows:

Operating Leases
Maturity of lease liabilities for the years ending December 31,	(in thousands)
2020	4,232
2021	5,039
2022	4,460
2023	4,359
2024	3,869
Thereafter	12,222
Total lease payments	34,181
Less: imputed interest	(7,943)
Less: foreign exchange (gain)/loss	(17)
Present value of lease liabilities	26,221

The above table excludes $57.9 million of minimum lease payments for leases signed but not yet commenced as of December 31, 2019.

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2018 prior to the adoption of ASC 842 (in thousands):

Year ending December 31,
2019	$2,244
2020	2,332
2021	1,934
2022	1,324
2023	1,196
Thereafter	1,121
Total	$10,151

The Company recognized rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid prior to the adoption of ASC 842.
The Company recorded rent expense totaling $0.5 million for the three months ended December 31, 2018, and $0.9 million and $0.6 million for the years ended September 30, 2018 and 2017, respectively.

Note 12. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company expensed $1.0 million, $0.2 million, $0.5 million, and $0.3 million in contributions in the year ended December 31, 2019, three months ended December 2018, and the years ended September 30, 2018 and 2017, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code subsequent to September 30, 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to four percent of the employee’s annual salary. The Company expensed $0.2 million and $18,000 in contributions in the year ended December 31, 2019 and the three months ended December 31, 2018, respectively. No matching contributions were recorded for the years ended September 30, 2018, and 2017. The Company pays all administrative fees related to the Plan.

Note 13. Subsequent Events

The Company evaluated subsequent events through March 3, 2020, the date on which these financial statements were issued.

On January 27, 2020, the Company completed an underwritten public offering of 7,250,000 ADSs representing 7,250,000 ordinary shares, at a public offering price of $11.00 per ADS.  Aggregate net proceeds to the Company, after underwriting discounts, were $75.0 million.

On February 27, 2020, the Company terminated its sublease for 27,502 square feet of office space in Rockville, Maryland and concurrently entered into a direct lease with the building owner for the same premises. The lease is non-cancellable and is scheduled to terminate in March 2025.