Form 20-F/A
period 2019-12-31
Autolus Therapeutics plc
filed 2020-06-30
CIK 1730463

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issuedby the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

Autolus Therapeutics plc (the “Company”) is filing this Amendment No. 1 (this “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December  31, 2019, originally filed with the U.S. Securities and Exchange Commission on March 3, 2020 (the “Original Form 20-F”), solely to update the certifications filed as Exhibits 12.1 and 12.2 to the Original Form 20-F. The updated certifications include the internal control over financial reporting language that the Company was permitted to exclude in its annual report on Form 20-F for the fiscal year ended September 30, 2018. This Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F and, other than the filing of the updated certifications mentioned above, does not modify or update the disclosures in the Original Form 20-F.

Item 19. Exhibits.

		INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	SCHEDULE/ FORM	FILE NUMBER	EXHIBIT	FILE DATE

1.1	Articles of Association of Autolus Therapeutics plc.	Form F-1/A	333-224720	3.1	6/19/18

2.1	Deposit Agreement by and among the registrant, Citibank, N.A., as the depositary bank and the holders and beneficial owners of American Depositary Shares issued thereunder.	Form F-6/A	333-224837	99.(a)	6/19/18

2.2	Form of American Depositary Receipt (included in exhibit 2.1).	Form F-6/A	333-224837	99.(a)	6/19/18

2.3	Autolus Therapeutics plc, Registration Rights Agreement, dated as June 26, 2018

4.1#	License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business plc, as amended on March 2, 2016 and March 28, 2018.	Form F-1/A	333-224720	10.1	5/10/18

4.2#	Supply Agreement, dated as of March 23, 2018, by and between the registrant and Miltenyi Biotec GmbH.	Form F-1/A	333-224720	10.2	6/8/18

4.3+	Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.3	6/19/18

4.4+	Non-employee Sub Plan to the Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.4	6/19/18

4.5+	Management Incentive Compensation Plan.	Form F-1/A	333-224720	10.5	6/8/18

4.6+	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.	Form F-1/A	333-224720	10.6	6/8/18

2.4	Description of Securities	Form 20-F	001-38547	2.4	3/3/2020

8.1	Subsidiaries of the registrant.	Form 20-F	001-38547	8.1	3/3/2020

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Form 20-F	001-38547	13.1	3/3/2020

15.1	Consent of Ernst & Young LLP.	Form 20-F	001-38547	15.1	3/3/2020

+	Indicates management contract or compensatory plan.
#	Confidential treatment has been granted as to portions of the exhibit (indicated by asterisks). Confidential materials omitted and filed separately with the Securities and Exchange Commission.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

AUTOLUS THERAPEUTICS PLC

Date: June 30, 2020	By:	/s/ Christian Itin
Christian Itin, Ph.D.
Chief Executive Officer