Form 20-F
period 2020-12-31
Autolus Therapeutics plc
filed 2021-03-04
CIK 1730463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM	20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Ordinary shares, nominal value $0.000042 per share: 52,346,231 as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statement data as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.
All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of December 31, 2020 have been translated into U.S. dollars on the last business day of our fiscal year ended December 31, 2020, using the exchange rate of £1.00 = $1.3663. All pound sterling amounts for the year ended December 31, 2020 have been translated into U.S. dollars using the average annual exchange rate £1.00 = $1.2862. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:
•the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
•our ability to advance our product candidates into, and successfully complete, clinical trials;
•our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
•the interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel, quarantines or social distancing protocols imposed or recommended by federal or state governments, employers and others in connection with the ongoing coronavirus 2019, or COVID-19, pandemic;
•our ability to license additional intellectual property relating to our product candidates from third parties and to comply with our existing license agreement;
•our plans to research, develop, manufacture and commercialize our product candidates;
•the timing or likelihood of regulatory filings and approvals for our product candidates, along with regulatory developments in the United States, European Union, the United Kingdom and other foreign countries;
•the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including reimbursement that may be received from payors;
•our ability to raise additional capital;
•our commercialization, marketing and manufacturing capabilities and strategy;
•our ability to attract collaborators with development, regulatory and commercialization expertise;
•our expectations regarding our ability to obtain and maintain intellectual property protection;
•our ability to attract and retain qualified employees and key personnel;
•our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•the scalability and commercial viability of our manufacturing methods and processes;
•the success of competing therapies that are or may become available;
•whether we are classified as a PFIC for current and future periods; and
•our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof.
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

Item 2. Offer Statistics and Expected Timetable.
Not applicable.

Item 3. Key Information.

A. Selected financial data.

We have elected to voluntarily comply with Item 3.A, as effective February 10, 2021 and are omitting this disclosure in reliance thereon.
B. Capitalization and indebtedness.
Not applicable.

C. Reasons for the offer and use of proceeds.
Not applicable.

D.Risk factors.
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

RISK FACTORS SUMMARY

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length in the section below titled “Risk Factors.” These risks include, among others, the following:
•The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.
•We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.
•Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
•We will need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.
•We are early in our development efforts. All of our product candidates are in clinical development or in preclinical development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.
•Our proprietary, next-generation T cell programming technologies, our modular approach for engineering T cells and our manufacturing platform for our programmed T cell product candidates, represent emerging approaches to cancer treatment that face significant challenges and hurdles.
•Our future success is highly dependent on the regulatory approval of our current clinical-stage programmed T cell product candidates and our preclinical programs. All of our product candidates will require significant clinical or preclinical testing before we can seek regulatory approval for and launch a product commercially.
•Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, could limit the commercial profile of an approved label, or could result in significant negative consequences following any potential marketing approval.
•If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, the EMA or other comparable regulatory authorities, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
•We may not be able to successfully create our own manufacturing infrastructure for supply of our requirements of programmed T cell product candidates for use in clinical trials and for commercial sale.
•Our product candidates are biologics and the manufacture of our product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.
•We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•If we are unable to obtain and maintain patent protection for our T cell programming technologies and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and biologics similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be impaired.
•As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
Risks Related to Our Financial Position and Need For Capital
We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.
We are a clinical-stage biopharmaceutical company with a limited operating history and we have incurred significant net losses since our inception in 2014. We have incurred losses of $142.1 million and $123.8 million for the years ended December 31, 2020 and 2019, $20.6 million for three months ended December 31, 2018, and $44.8 million for the year ended September 30, 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $379.2 million. We have funded our operations to date primarily with proceeds from the sale of our equity securities.
We have no products approved for commercial sale, and while we have generated a small amount of revenue from licensing, we are devoting substantially all of our financial resources and efforts to research and development of our programmed T cell product candidates as well as to building out our manufacturing infrastructure, T cell programming technologies and management team. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.
We expect that it will take at least several years until any of our product candidates receive marketing approval and are commercialized, and we may never be successful in obtaining marketing approval and commercializing product candidates. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:
•continue our ongoing and planned research and development of our current programmed T cell product candidates for the treatment of hematological cancers and solid tumors;
•initiate preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including our planned development of additional T cell therapies for the treatment of hematological cancers and solid tumors;
•seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•seek regulatory approvals for any product candidates that successfully complete clinical trials;
•continue to scale up internal and external manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
•establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
•make required milestone and royalty payments to UCL Business Ltd., or UCLB, the technology-transfer company of University College London, or UCL, or other third parties, under license agreements pursuant to which we were granted some of our intellectual property rights;
•develop, maintain, expand and protect our intellectual property portfolio;
•acquire or in-license other product candidates and technologies;
•hire additional clinical, quality control and manufacturing personnel;
•add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
•expand our operations in the United States, Europe and other geographies; and
•incur additional legal, accounting and other expenses associated with operating as a public company.

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
    We are a clinical-stage biopharmaceutical company with a limited operating history. As an organization, we have not demonstrated an ability to successfully complete late-stage clinical trials, obtain regulatory approvals, manufacture our product candidates at commercial scale or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful commercialization, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our limited history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business will suffer.

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
Since our inception, we have devoted substantially all of our resources to fund the operating expenses and capital expenditure requirements associated with the research and development of our product candidates. These programs are described in greater detail under the heading “Our Pipeline” in the section titled “Business Overview” of this Annual Report. Our current funding will not be sufficient for us to fund any of our programmed T cell product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our programmed T cell product candidates, and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:
•the progress, results and costs of laboratory testing, manufacturing, and preclinical and clinical development of our current and future product candidates;
•the timing and amounts of any milestone or royalty payments we may be required to make under current or future license agreements;
•the costs of leasing, building out, equipping, and operating the facilities necessary to research, develop, manufacture and commercialize our product candidates, as well as to support our continuing operations;
•the costs of hiring additional clinical, quality control and manufacturing personnel;
•the costs, timing and outcome of regulatory review of our product candidates;

•the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and
•the costs of operating as a public company.
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
We have established clinical proof-of-concept for only one of our product candidates. There is no assurance that our current or any other future clinical trials of our product candidates will be successful or will generate positive clinical data and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, including the European Medicines Agency, or EMA, for any of our product candidates. In order to commence a clinical trial in the United States, we must submit an Investigational New Drug application, or IND, to the FDA and have the IND application go into effect. Trials in the United States must be conducted pursuant to an active IND. An investigator may not administer an investigational new drug to human subjects until the IND application goes into effect. Similar requirements apply to our conduct of trials in the United Kingdom and European Union. We have active clinical trial applications in effect for two of our current clinical-stage product candidates, AUTO1 and AUTO3. There can be no assurance that the FDA, EMA or other regulatory agencies will permit any future clinical trial application to go into effect in a timely manner or at all.
Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing our product candidates. The success in the development of our programmed T cell product candidates will depend on many factors, including:

•completing preclinical studies and receiving regulatory approvals or clearance for conducting clinical trials for our preclinical-stage programs;

•obtaining positive results in our clinical trials demonstrating efficacy, safety, and durability of effect of our product candidates;

•receiving approvals for commercialization of our product candidates from regulatory authorities;

•manufacturing our product candidates at an acceptable cost; and

•maintaining and growing an organization of scientists, medical professionals and business people who can develop and commercialize our products and technology.

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
We have concentrated our research and development efforts on our T cell technology platform using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our programmed T cell product candidates. We do not currently have any approved or commercialized products. One of our most advanced product candidates employs a dual-targeting mechanism. By targeting two separate antigens on the cancer cell surface, we believe this product candidate has the potential to improve durability of treatment response and reduce the frequency of cancer relapse as compared to other currently available single-targeting T cell therapies. Our product candidate for the treatment of T-cell lymphoma employs a novel approach to killing malignant T cells that aims to preserve approximately half of the normal, healthy T cells. Some of our product candidates include a “safety switch” that is designed to allow for the elimination of the engineered T cells if a patient experiences severe adverse side effects from the treatment. However, this “safety switch” technology has not been used to date in our clinical studies, and we do not know whether it would have the intended effect if used. Additionally, as with other targeted therapies, off-tumor or off-target activity could delay development or require us to re-engineer or abandon a particular product candidate. Because programmed T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
•obtaining regulatory approval for our product candidates, as the FDA, the EMA and other regulatory authorities have limited experience with programmed T cell therapies for cancer;
•sourcing clinical and, if approved, commercial supplies of the materials used to manufacture our product candidates;
•developing programming modules with the desired properties, while avoiding adverse reactions;
•creating viral vectors capable of delivering multiple programming modules;
•developing a reliable and consistent vector and cell manufacturing process;
•establishing manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrollment in our clinical studies and our projected commercial requirements;
•achieving cost efficiencies in the scale-up of our manufacturing capacity;
•developing protocols for the safe administration of our product candidates;
•educating medical personnel regarding our programmed T cell therapies and the potential side effect profile of each of our product candidates, such as potential adverse side effects related to cytokine release syndrome;
•establishing integrated solutions in collaboration with specialty treatment centers in order to reduce the burdens and complex logistics commonly associated with the administration of T cell therapies;
•establishing sales and marketing capabilities to successfully launch and commercialize our product candidates if and when we obtain any required regulatory approvals, and risks associated with gaining market acceptance of a novel therapy if we receive approval; and

•obtaining coverage and adequate reimbursement from third-party payors for our novel and personalized therapies in connection with commercialization of any approved product candidates.

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
Our product candidates could fail to receive regulatory approval from the FDA, the EMA or other regulatory authorities for many reasons, including:
•disagreement with the design, protocol or conduct of our clinical trials;
•failure to demonstrate that a product candidate is safe and effective for its proposed indication;
•failure of clinical trials to meet the level of statistical significance required for approval;
•failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•disagreement with our interpretation of data from preclinical studies or clinical trials;
•insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a Biologics License Application, or BLA, or other submission or to obtain regulatory approval;

•failure to obtain approval of the manufacturing processes or our facilities;
•changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval; or
•lack of adequate funding to complete a clinical trial in a manner that is satisfactory to the applicable regulatory authority.

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
Many of our product candidates are in the preclinical development stage. The risk of failure of preclinical programs is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies to obtain regulatory clearance to initiate human clinical trials, including based on IND applications in effect in the United States and clinical trial applications, or CTAs, in Europe. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA, the EMA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA, the EMA or other regulatory authorities allowing clinical trials to begin.
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
Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

•the patient eligibility criteria defined in the protocol;
•the number of patients with the disease or condition being studied;
•the perceived risks and benefits of the product candidate in the trial;
•clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;
•the size and nature of the patient population required for analysis of the trial’s primary endpoints;
•the proximity of patients to study sites;
•the design of the clinical trial;
•our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•competing clinical trials for similar therapies or other new therapeutics not involving T cell-based immunotherapy;
•our ability to obtain and maintain patient consents;
•disruptions to health care systems caused by the coronavirus pandemic; and
•the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment.

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
We are initially developing AUTO1 as second line therapy for patients with ALL who are considered at high risk for relapse and as third line therapy for other patients with ALL, AUTO3 as a third line therapy for DLBCL and AUTO4 as a second line therapy for TRBC1-positive T-cell lymphoma patients. If AUTO4 is approved as a second line therapy, we may initiate a trial to position it as a consolidation therapy after first line chemotherapy in T-cell lymphoma. There is no guarantee that any of our product candidates, even if approved, would be approved for an earlier line of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to gaining approval for the earlier line of therapy.
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

For example, as of the most recent data cut-off date of November 12, 2020, 20 patients in the ALLCAR19 clinical trial have received AUTO1. Of those 20 patients, three patients (15%) experienced Grade 3 neurotoxicity that resolved swiftly with steroids. We also observed Grade 3 or higher neutropenias in 7 of 20 patients reporting such neutropenias prior to treatment with AUTO1 and 8 of 17 patients reporting Grade 3 or higher neutropenias 28 days after treatment with AUTO1, with most resolving by month two or three post-dosing. Of the 20 patients, seven patients died while enrolled in the ALLCAR19 clinical trial, of which two deaths were determined to be due to progression of the leukemia, one death occurred post progression following infective complication post-transplant and the four remaining deaths were determined to be due to infectious complications (a common complication of advanced ALL). There can be no assurance that patients in ongoing or future trials of AUTO1, AUTO3, AUTO4 or any of our other product candidates will not experience more severe CRS, unacceptable levels of neurotoxicity or other serious adverse events.
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
We may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any of our product candidates, including:
•the FDA, the EMA or other comparable regulatory authority may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;
•regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•we may not reach agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;
•clinical trials of our product candidates may produce negative or inconclusive results;
•we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or we may fail to recruit suitable patients to participate in a trial;
•our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•regulators may issue a clinical hold, or regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•the cost of clinical trials of our product candidates may be greater than we anticipate;
•the FDA, the EMA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;
•the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
•our product candidates may have undesirable side effects or other unexpected characteristics, particularly given their novel, first-in-human application, such as cytokine-induced toxicity and T cell aplasia, causing us or our investigators, regulators or institutional review boards to suspend or terminate the clinical trials; and
•the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
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
Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional manufacturing hubs to service major markets to meet projected needs for commercial sale quantities. However, we do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and we currently use facilities and equipment at the Cell and Gene Therapy Catapult, as well as third party vendors, for vector and cell manufacturing.

We are establishing our viral vector and cell manufacturing capacity by taking occupancy of manufacturing suites at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom, as well as several smaller facilities in the Stevenage, United Kingdom area. The Cell and Gene Therapy Catapult manufacturing center provides shared infrastructure to collaborators working in segregated manufacturing suites. We have little to no control over the actions of other collaborators and their actions could inadvertently damage or delay our ability to manufacture our product candidates. In addition, we rely on external vendors to manufacture viral vector for certain of our product candidates. Our long-term plan is to establish additional manufacturing sites in the United States and in Europe as needed. The implementation of this plan is subject to many risks. For example, the establishment of a cell-therapy manufacturing facility is a complex endeavor requiring knowledgeable individuals. Creating an internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should we be unable to find these individuals, we may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in cell therapy and the competition for these individuals is high.
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
We may also seek accelerated approval for certain of our product candidates. Under the FDA’s fast track and accelerated approval programs, the FDA may approve a drug or biologic for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, post-marketing confirmatory trials have been required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence. Moreover, the FDA may withdraw approval of our indication approved under the accelerated approval pathway if, for example:
•the trial or trials required to verify the predicted clinical benefit of our product candidates fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug;
•other evidence demonstrates that our product candidates are not shown to be safe or effective under the conditions of use;
•we fail to conduct any required post-approval trial of our product candidates with due diligence; or
•we disseminate false or misleading promotional materials relating to the relevant product candidate.

 Risks Related to our Business Operations
The effects of health epidemics, including the ongoing global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

Beginning in late 2019, the outbreak of a novel strain of coronavirus, COVID-19, has evolved into a global pandemic and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the imposition of additional requirements on businesses, have adversely affected workforces, organizations, healthcare communities, economies, and financial markets globally, leading to an economic downturn and increased market volatility. The U.S. government also has imposed travel restrictions on travel between the United States, United Kingdom and certain other countries. It has also disrupted the normal operations of businesses across industries, including ours, and caused significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely.
    In response to the spread of COVID-19 as well as public health directives and orders, we have implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from government authorities in the countries within which we operate. We have implemented a number of measures to ensure employee safety and business continuity, including limiting access to our laboratory and manufacturing facilities to only those individuals required to execute their job responsibilities and restricted the number of staff working concurrently in any given laboratory. Our company headquarters is located in London, our U.S. headquarters is located in the Baltimore-Washington metropolitan area, and our CROs and CMOs are located in the United States, the United Kingdom, and European Union.

    We are currently conducting clinical trials in the United States, United Kingdom and Spain. Timely enrollment in our clinical trials is dependent upon capacity at our clinical trial sites, some of which have been and are currently adversely affected by COVID-19. Due to the uneven geographic impact of the pandemic, these localized disruptions are difficult to predict. Shutdowns or other restrictions related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities, which, in turn, could impact the availability or cost of materials and disrupt our supply chain. Additionally, many of our clinical trials involve immunocompromised patients who are at higher risk for COVID-19 and who are therefore more likely to avoid hospitals or other high-risk areas.

    The effects of the governmental restrictions and guidelines, and the measures we have implemented to comply with them, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines (for example, our timelines for AUTO1 and AUTO3). The magnitude of these potential disruptions will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

    As a result of the COVID-19 outbreak, or similar pandemics, we may experience disruptions that could severely impact our business, clinical trials and preclinical studies, including:

•delays or difficulties in enrolling patients in our clinical trials, including travel restrictions on patients and constraints on the capacity of our clinical trial sites;
•delays or difficulties in clinical site initiation, including difficulties in training clinical site investigators and clinical site staff;
•delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances in supply chain;
•delays or disruptions in our ability to manufacture programmed T cell therapies due to supply chain and transportation system disruptions or lack of manufacturing staff;
•increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or being unable to visit clinical trial locations;
•diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, particularly for clinical trials that require in-patient monitoring following administration of the product candidate;
•delays or disruptions in the availability of clinical site staff, who, as healthcare providers, may have heightened exposure to COVID-19, which, in turn, could adversely impact our clinical trial operations;
•interruption of our key clinical trial activities, such as clinical assessments at pre-specified time points during the trial and clinical trial site data monitoring, due to limitations on travel imposed or recommended by governmental entities, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;
•interruption or delays in the operations of the U.S. Food and Drug Administration, European Medicines Agency and comparable foreign regulatory agencies or their refusal to accept data from clinical trials in affected geographies, which may impact approval timelines;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
•limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions; and
•reduced ability to engage with the medical and investor communities due to the cancellation of conferences scheduled throughout the year.

    These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could continue to adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

    In addition, the trading price for our ADSs as well as trading price for the publicly traded securities of other biopharmaceutical companies, as well as the broader global financial markets, have been highly volatile as a result of the COVID-19 pandemic and the resulting impact on U.K. and U.S. economic activities. As a result, we may face difficulties raising capital when needed, and any such sales may be on unfavorable terms to us. Further, to the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of existing shareholders will be diluted.

The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our commercialization efforts, our clinical studies, our research programs, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy. If the duration of the COVID-19 pandemic and the associated period of business and social restrictions and economic uncertainty is longer than we anticipated, our cash, cash equivalents, and marketable securities may not be sufficient to fund the activities under our operating plan for the time period that we anticipated, and we may be required to revise our operating plan further. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
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
Our business is subject to risks associated with conducting business outside of the United States, as our company is based in the United Kingdom and conducts operations internationally. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
•economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•differing and changing regulatory requirements for product approvals;
•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•potentially reduced protection for intellectual property rights;
•difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
•changes in non-U.S. regulations and customs, tariffs and trade barriers;
•changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;
•changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom's withdrawal from the European Union;
•trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•differing reimbursement regimes and price controls in certain non-U.S. markets;
•negative consequences from changes in tax laws;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
•difficulties associated with staffing and managing international operations, including differing labor relations;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geo-political actions, including war and terrorism, natural disasters--including earthquakes, typhoons, floods and fires--or health epidemics, such as the coronavirus pandemic.
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
We will need to manage the size of our organization, and we may experience difficulties.
As of December 31, 2020, we had 384 employees, 376 of whom are full-time. In January 2021, we announced adjustments to our workforce and infrastructure footprint, which will involve an overall reduction in headcount of approximately 20%. As our development and commercialization plans and strategies develop, and as we further develop as a public company, we may need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
•identifying, recruiting, integrating, maintaining and motivating additional employees;
•managing our internal development efforts effectively, including the clinical, FDA and EMA review processes for our product candidates; and
•improving our operational, financial and management controls, reporting systems and procedures.
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
If we are not able to effectively manage the size of our organization, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.
In addition to expanding our organization, we are building out our development and manufacturing capabilities, which requires significant capital expenditures. If these capital expenditures are higher than expected, it may adversely affect our financial condition and capital resources. In addition, if the availability of manufacturing capacity is delayed, it may limit our ability to rapidly expand the size of our organization in order to meet our corporate goals.
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

We will require additional funding to continue our planned operations. If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.
We will need additional capital in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares or ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares or ADSs, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders. In addition, we have an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, to sell up to $100.0 million worth of our ADSs, from time to time, through an “at the market” equity offering program under which Jefferies will act as sales agent. As of March 1, 2021, $84.1 million worth of ADSs remained available for sale under the “at the market” equity offering program. If we raise additional capital through our “at the market” equity offering program, or other public or private equity offerings, the ownership interest of our existing shareholders will be diluted and may cause the market price of our ADSs to decline. Furthermore, new investors purchasing securities that we may issue and sell in the future could obtain rights superior to the rights of our existing shareholders.
From time to time, we may also evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses, as we may deem appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:
•increased operating expenses and cash requirements;
•the assumption of additional indebtedness or contingent liabilities;
•assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
•the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic partnership, merger or acquisition;
•retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
•our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection, use, disclosure, transfer, or other processing of personal data (including data concerning health and/or genetic data) regarding individuals in the European Economic Area, or EEA, or otherwise carried out in the context of any establishment in the EEA, is subject to the provisions of the EU General Data Protection Regulation, or the GDPR, which became effective and enforceable across all then-current member states of the EEA on May 25, 2018. Further, by operation of the UK GDPR, as defined below, the GDPR continues to apply in substantially equivalent form in the context of UK establishments and UK-related processing operations. Where we refer to the GDPR in this risk factor, we are also making reference to the UK GDPR in the context of the UK, unless we make a specific distinction between the UK and EU GDPR or the context requires otherwise.

Both the GDPR and UK GDPR have “extra-territorial” reach in that they apply to processing of personal data carried out in the context of a controller’s or processor’s establishment in the EEA/UK (as applicable), and also to the processing of personal data by a controller or processor with no establishment in the EEA/UK (as applicable) where the processing in question concerns the offering of goods or services to, and/or the monitoring of the behavior of, individuals in the EEA/UK (as applicable).

The GDPR sets out a number of requirements that must be complied with when handling personal data (i.e., data relating to an identified or identifiable living individual) such as: limiting permitted processing of personal data to only that which is necessary for specified, explicit and legitimate purposes; requiring the establishment a legal basis for processing personal data; expressly confirming that “pseudonymized” or key‑coded data constitutes personal data to which the GDPR applies; creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); introducing the obligation to carry out so-called data protection impact assessments in certain circumstances; establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles; establishing obligations to implement “privacy by design”; introducing obligations to honor increased rights for data subjects (such as rights for individuals to be ‘forgotten,’ rights to data portability, rights to object etc. in certain circumstances); formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third‑party processors and joint controllers; introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the UK and/or EU in certain circumstances. The processing of “special category personal data”, such as health information, may also impose heightened compliance burdens under the GDPR and is a topic of active interest among relevant regulators.

The GDPR provides that EEA Member States may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the UK, the Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or UK, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or UK operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.

The GDPR also provides for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any noncompliant company for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

A particular issue presented by certain European data protection laws, including the GDPR, is that they generally restrict transfers of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy

Shield and Swiss U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU, in a case known colloquially as “Schrems II.” Following this decision, the United Kingdom government has similarly invalidated use of the EU U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the UK GDPR. Also, the Swiss Federal Data Protection and Information Commissioner, or the FDPIC, announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board, or EDPB, would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant transfer mechanism. However, the aforementioned draft guidance from the EDPB on such supplementary technical, organizational and/or contractual measures appears to conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data in the clear to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is ‘necessary and proportionate in a democratic society’ – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the US Foreign Intelligence Surveillance Act applies). At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses. As such, if we are unable to implement a valid solution for personal data transfers from Europe, including, for example, obtaining individuals’ explicit consent to transfer their personal data from Europe to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to import personal data from Europe, including the EEA, United Kingdom or Switzerland, may also: restrict our activities in Europe; limit our ability to collaborate with partners as well as other service providers, contractors and other companies subject to European data protection laws; and/or require us to increase our data processing capabilities in Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations – any or all of which could adversely affect our financial results. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

Further, Brexit has created uncertainty regarding data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the European Union on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained a Member State of the European Union for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of United Kingdom laws by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. For example, it is unclear whether transfers of personal data from the EEA to the United Kingdom will be permitted to take place on the basis of a future adequacy decision of the European Commission, or whether a “transfer mechanism,” such as the Standard Contractual Clauses, will be required. For the meantime, under the Trade and Cooperation Agreement, it has been agreed that transfers of personal data to the United Kingdom from European Union Member States will not be treated as “restricted transfers” to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension, or the extended adequacy assessment period. This will also apply to transfers to the United Kingdom from EEA Member States, assuming those Member States accede to the relevant provision of the Trade and Cooperation Agreement. Although the current maximum duration of the extended adequacy assessment period is six months it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the United Kingdom, or the United Kingdom amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR / Data Protection Act 2018 without the consent of the European Union (unless those amendments or decisions are made simply to keep relevant United Kingdom laws aligned with the European Union’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the United Kingdom prior to the expiry of the extended adequacy assessment period, from that point onwards the United Kingdom will be an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the Standard Contractual Clauses.

Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations (each regime separately having the ability to fine up to the higher of €20,000,000/£17,000,000 or 4% of an undertaking’s total global annual turnover). Also, following the expiry of the post-Brexit transitional arrangements, the United Kingdom Information Commissioner’s Office is not able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, with effect from January 1, 2021, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation.
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

Risks Related to Our Dependence on Third Parties

We are dependent on intellectual property obtained or licensed from third parties, and if we were to fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose intellectual property rights that are important to our business and we may not be able to continue developing or commercializing our product candidates, if approved.
    We are party to an exclusive intellectual property license agreement with UCL Business Ltd., or UCLB, the technology-transfer company of University College London, or UCL, which is important to our business and under which we have acquired or licensed patent rights related to 25 patent families and other intellectual property related to our business. We expect to enter into additional license agreements in the future. Our existing license agreement with UCLB imposes, and we expect that future license agreements will impose, various due diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under the UCLB license agreement could result in our loss of rights to practice the patent rights (including those that have been assigned to us) and other intellectual property licensed to us, and could compromise our development and commercialization efforts for our current or any future product candidates.
Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. For example, under our license agreement with UCLB, our exclusive rights under certain of the patents is subject to specified exclusions. Our right to enforce any patents that may issue from such patent rights similarly excludes enforcing them in such excluded fields, and obligates us to coordinate our enforcement efforts with a third-party licensee, if any, with rights in that excluded field. If a third party-licensee has the right to enforce those patents in their field, it could put a patent that may issue from this family at risk of being invalidated or construed narrowly, in which case we would no longer have the benefit of the patents for our own exclusivity. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including disputes regarding:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•our rights to third parties;
•our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us;
•our right to transfer or assign the license; and
•the effects of termination.
If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangement on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. See the section of this Annual Report titled “Business Overview - Our License Agreement with UCL Business Ltd.” for a more detailed description of our license agreement with UCLB, as well as our rights and obligations under the agreement.
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
Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. We currently depend on a limited number of vendors for access to facilities and supply of certain materials and equipment used in the manufacture of our product candidates. For example, we currently use facilities and equipment at the Cell and Gene Therapy Catapult, as well as third party vendors, for vector and cell manufacturing. In addition, we purchase equipment and reagents critical for the manufacture of our product candidates from Miltenyi Biotec GmbH and other suppliers on a purchase order basis. Some of our suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers, and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may not be able to obtain key materials and equipment to support clinical or commercial manufacturing.
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
Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules continued to apply. The Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union, was agreed in December 2020.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. For example, Great Britain is no longer covered by the centralized procedures for obtaining European Union-wide marketing authorization from the EMA and a separate marketing authorization will be required to market our product candidates in Great Britain. It is currently unclear whether the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, would delay or prevent us from commercializing our product candidates in the United Kingdom.

While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the European Union there may be additional non-tariff costs to such trade which did not exist prior to the end of the

Transition Period. Further, should the United Kingdom diverge from the European Union from a regulatory perspective in relation to medicinal products, tariffs could be put into place in the future. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the European Union.

In the short term there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and European Union customs agencies that may delay time-sensitive shipments and may negatively impact our product supply chain.

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
The FDA and other federal and state agencies, including the U.S. Department of Justice, or DOJ, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Physicians, on the other hand, may prescribe products for off-label uses. The FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment. However, companies may only share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the U.S. federal False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws.
Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•litigation involving patients taking our products;
•restrictions on such products, manufacturers or manufacturing processes;
•restrictions on the labeling or marketing of a product;
•restrictions on product distribution or use;
•requirements to conduct post-marketing studies or clinical trials;
•warning or untitled letters;
•withdrawal of the products from the market;
•refusal to approve pending applications or supplements to approved applications that we submit;
•recall of products;
•fines, restitution or disgorgement of profits or revenues;
•suspension or withdrawal of marketing approvals;
•suspension of any ongoing clinical trials;
•damage to relationships with any potential collaborators;
•unfavorable press coverage and damage to our reputation;
•refusal to permit the import or export of our products;
•product seizure; or
•injunctions or the imposition of civil or criminal penalties.

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
Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the U.S. federal Anti-Kickback Statute and the U.S. federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the U.S. federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. The term ‘‘remuneration’’ has been broadly interpreted to include anything of value. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the U.S. federal Anti-Kickback Statute has been violated;
•U.S. federal civil and criminal false claims laws, including the U.S. federal False Claims Act, which can be enforced though civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the U.S. federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;
•the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, and their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to annually report to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and “transfers of value” provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives;
•analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Union (including health data).

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
There has been heightened governmental scrutiny in the United Kingdom, United States, European Union and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives.

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

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. H.R. 1: An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, or the Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other federal health reform measures have been proposed and adopted in the United States. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 also introduced a quality payment program, or Quality Payment Program, under which certain individual Medicare providers will be subject to certain incentives or penalties based on new program quality standards. The Quality Payment Program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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
We are developing AUTO1, our CD19-targeting programmed T cell product candidate for the treatment of adult ALL, and AUTO3, our dual-targeting CD19/CD22 programmed T cell product candidate for the treatment of relapsed or refractory DLBCL. Novartis and Gilead have received marketing approval for their anti-CD19 CAR T cell therapy, and BMS submitted their Biologics License Application in December 2019 to the FDA for approval of another anti-CD19 CAR T cell therapy. AUTO1 is expected to compete directly with these companies and therapies. In addition, some companies, such as Cellectis, Inc., Les Laboratoires Servier SAS and Allogene Therapeutics Inc., are pursuing allogeneic T cell products that could compete with our programmed T cell product candidates.
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
Even if we obtain approvals from the FDA, the EMA or other comparable regulatory agencies and are able to initiate commercialization of our clinical-stage product candidates or any other product candidates we develop, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
•the clinical indications for which our product candidates are approved;
•physicians, hospitals, cancer treatment centers, and patients considering our product candidates as a safe and effective treatment;
•hospitals and cancer treatment centers establishing the infrastructure required for the administration of redirected T cell therapies;
•the potential and perceived advantages of our product candidates over alternative treatments;
•the prevalence and severity of any side effects;
•product labeling or product insert requirements of the FDA, the EMA or other regulatory authorities;
•limitations or warnings contained in the labeling approved by the FDA or the EMA;
•the timing of market introduction of our product candidates as well as competitive products;
•the cost of treatment in relation to alternative treatments;
•the amount of upfront costs or training required for physicians to administer our product candidates;
•the availability of coverage, adequate reimbursement, and pricing by third-party payors and government authorities;
•the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and adequate reimbursement by third-party payors and government authorities;
•relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and
•the effectiveness of our sales and marketing efforts and distribution support.
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
We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•reduced resources of our management to pursue our business strategy;
•decreased demand for any product candidates or products that we may develop;
•injury to our reputation and significant negative media attention;
•withdrawal of clinical trial participants;
•initiation of investigations by regulators;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;

•significant costs to defend the resulting litigation;
•substantial monetary awards paid to clinical trial participants or patients;
•loss of revenue; and
•the inability to commercialize any products that we may develop.
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
Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States, the European Union, the United Kingdom and other countries with respect to our product candidates. We seek to protect our proprietary position by filing patent applications related to our technology and product candidates in the major pharmaceutical markets, including the United States, major countries in Europe and Japan. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability.
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

    As of December 31, 2020, our patent portfolio is comprised of 96 patent families, of which 25 patent families originated from UCLB, the technology-transfer company of UCL, 3 patent families are in-licensed from Noile-Immune Biotech, Inc., and 68 patent families we own and have originated from our own research. Of the 25 patent families that were originally in-licensed from UCL, 24 have now been assigned to Autolus under a Deed of Assignment dated 15 October 2020. Because we have acquired or licensed certain of our patents from UCLB and Noile-Immune Biotech, Inc, we must rely on their prior practices with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
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
The trading price of our ADSs has been and may continue to be highly volatile and may fluctuate due to factors beyond our control.
    We completed our initial public offering in June 2018, and there has been a public market for the ADSs for only a short period of time. From January 1, 2020 to February 26, 2021, the closing sale price of our ADSs ranged from a high of $16.30 to a low of $4.20 per ADS. The trading price of our ADSs is likely to continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:
•the commencement, enrollment or results of our planned and future clinical trials;
•positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•the loss of any of our key scientific or management personnel;
•regulatory or legal developments in the United States, United Kingdom and other countries;
•the success of competitive products or technologies;
•adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
•changes or developments in laws or regulations applicable to our product candidates and preclinical program;
•changes to our relationships with collaborators, manufacturers or suppliers;
•concerns regarding the safety of our product candidates or programmed T cells in general;
•announcements concerning our competitors or the pharmaceutical industry in general;
•actual or anticipated fluctuations in our operating results;
•changes in financial estimates or recommendations by securities analysts;
•potential acquisitions, financing, collaborations or other corporate transactions;
•the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•the trading volume of our ADSs on The Nasdaq Global Select Market;
•sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
•general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom;
•price and volume fluctuations of the listed securities comparable companies and, in particular, those that operate in the biopharmaceutical industry;
•investors’ general perception of us and our business; and
•other events and factors, many of which are beyond our control.

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

Broad market and industry factors, including the effects of the COVID-19 pandemic on the global economy, may negatively affect the market price of our ADSs, regardless of our actual operating performance. For example, negative publicity regarding drug pricing and price increases by pharmaceutical companies has negatively impacted, and may continue to negatively impact, the markets for biotechnology and pharmaceutical stocks. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.
Future sales of our ADSs in the public market could cause our share price to decline
    As of March 1, 2021, approximately 70.5 million of our ordinary shares (including ordinary shares in the form of ADSs) were issued and outstanding. Sales of a substantial number of shares of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.

    We previously filed a registration statement on Form S-8 under the Securities Act to register ordinary shares (including in the form of ADSs) subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans, and we have also filed a "shelf" registration statement on Form F-3 under the Securities Act to register securities having an aggregate offering price not to exceed $300 million. We have also entered into a sales agreement with Jefferies pursuant to which we may issue and sell ADSs with aggregate offering proceeds of up to $100 million, on an "at-the-market" basis from time to time, and as of March 1, 2021, $84.1 million worth of ADSs remained available for sale under the program. In addition, in the future, we may issue ordinary shares, ADS or other securities if we need to raise additional capital. The number of new ordinary shares or ADSs, or securities convertible into our ordinary shares or ADSs, issued in connection with raising additional capital could represent a material portion of our then-outstanding ordinary shares.
Additionally, the holders of an aggregate of approximately 12.2 million of our ordinary shares, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. If we were to register the resale of these shares or ADSs, they could be freely sold in the public market. If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.
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
Our senior management, directors and principal shareholders, if they choose to act together, have the ability to control or significantly influence all matters submitted to our shareholders for approval.
As of December 31, 2020, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 70% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may harm the market price of our ADSs by:
•delaying, deferring, or preventing a change in control;
•entrenching our management and/or the board of directors;
•impeding a merger, scheme of arrangement, consolidation, takeover, or other business combination involving us; or
•discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.
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

We do not believe we were a PFIC for our taxable year ended December 31, 2020. Based on our current estimates of expected gross assets and income, we do not believe we will be a PFIC for our taxable year ending December 31, 2021. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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
The tax treatment of the company is, and our ADSs and ordinary shares are, subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives.
Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty of stamp duty reserve tax treatment of our ADSs or ordinary shares. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
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

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefits from favorable U.K. tax legislation.
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2020 we had cumulative carryforward tax losses of $211.7 million. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit program, or RDEC Program. Under the SME Program, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a SME, based on size criteria concerning employee headcount, turnover and gross assets. The U.K. Government has published draft legislation by which it intends to introduce a cap on payable credit claims in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception. If such cap comes into force, and if such exception does not apply, this could restrict the amount of payable credit that we claim.
We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term rate of corporation tax lower than statutory to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
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
    As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status.

    If we lose our foreign private issuer status on this determination date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2022, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not currently incur as a foreign private issuer, as well as increased accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Provisions in the U.K. City Code on Takeovers and Mergers that may have anti-takeover effects do not currently apply to us.

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

Item 4. Information on the Company.
A.History and development of the company.
    We are a public limited company, originally incorporated pursuant to the laws of England and Wales in February 2018 as a private company with limited liability called Autolus Therapeutics Limited. Autolus Limited was originally incorporated under the laws of England and Wales in July 2014. Pursuant to the terms of a corporate reorganization, the shareholders of Autolus Limited exchanged each of the shares held by them in Autolus Limited for the same number and class of newly issued shares of Autolus Therapeutics Limited and, as a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited, a holding company incorporated in February 2018 with nominal assets and liabilities, which had not conducted any operations prior to the share exchange other than actions incidental to the exchange and its incorporation. On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and was renamed Autolus Therapeutics plc. Following the re-registration of Autolus Therapeutics Limited as a public limited company, Autolus Limited reduced its issued share capital pursuant to Part 17 of the Companies Act by way of the cancellation of all of its issued series A preferred shares, C ordinary shares, deferred shares and all but 100 B ordinary shares. On June 22, 2018, the different classes of our issued share capital were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our IPO on the Nasdaq Global Select Market. Our ADSs trade under the symbol AUTL. Our ordinary shares are not listed.
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
Our capital expenditures for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and year ended September 30, 2018 amounted to $14.7 million, $18.3 million, $4.4 million, and $9.5 million, respectively. These capital expenditures primarily consisted of leasehold improvements, laboratory equipment, and computer and office equipment in the United Kingdom. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs, to expand our internal manufacturing capabilities, and otherwise to grow our operations. We anticipate our capital expenditures in 2021 to be financed from the proceeds from our existing cash and cash equivalents, including the net proceeds from the sale of ADSs under our at-the-market offering program in January 2021 and our follow-on capital raise in February 2021 .

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

Cancers thrive on their ability to fend off T cells by evading recognition by T cells and by establishing other defense mechanisms, such as checkpoint inhibition, and creating a hostile microenvironment. Our T cell programming technologies allow us to tailor our therapies to address the specific cancer we are targeting and introduce new programming modules into a patient’s T cells to give those T cells improved properties to better recognize cancer cells and overcome fundamental cancer defense mechanisms. We believe our leadership in T cell programming technologies will provide us with a competitive advantage as we look to develop future generations of T cell therapies targeting both hematological cancers and solid tumors, including potential products that could have a tolerability profile such to make them amenable to be used in outpatient settings.

Our current clinical-stage pipeline comprises five programs being developed in eight hematological and solid tumor indications. We have worldwide commercial rights to all of our programmed T cell therapies.

Our current clinical-stage programs are:

AUTO1:	A CD19-targeting programmed T cell investigational therapy with a CD19 binder designed to improve the efficacy and safety profile, as compared to other CD19 CAR T therapies. In December 2020, we announced updated data that supports AUTO1’s anti-leukemia activity in the absence of severe cytokine release syndrome, or CRS, in ALLCAR19, an ongoing Phase 1 clinical trial in adult patients with relapsed or refractory acute B lymphocytic leukemia, or Adult ALL. Data presented showed AUTO1 was well tolerated, despite patients having high disease burden and being heavily pre-treated. High level of sustained complete response rate, or CR, were achieved without need for subsequent stem cell transplant and durability of remissions was highly encouraging. We initiated a Phase 1b/2 clinical trial of AUTO1 for the treatment of adult ALL in 2020. This trial may potentially be a registrational trial. In addition, we are exploring activity for AUTO1 in other B-Cell malignancies. The AUTO1 ALLCAR19 Phase 1 trial has been extended in B cell lymphomas including indolent NHL, or iNHL, and chronic lymphocytic leukemia, or CLL. We presented initial data from four patients with iNHL at the 2020 Annual Meeting of the American Society of Hematology, or ASH. Furthermore, AUTO1 will be investigated in primary CNS lymphoma, or PCNSL, in collaboration with our academic partner University College London, or UCL, in an exploratory Phase 1 clinical trial called CAROUSEL, expected to start in the first quarter of 2021. We expect to provide updates from these additional studies in 2021. Furthermore, we may pursue a pediatric label through an investigational program in pediatric ALL.

AUTO1/22:
We commenced a Phase 1 clinical trial in pediatric patients with relapsed or refractory ALL with our next-generation product candidate, AUTO1/22, (previously designated AUTO1NG) in the fourth quarter of 2020. AUTO1/22 is a dual-targeting CAR-T which builds on the AUTO1 approach utilizing the same CD19 CAR, alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease. We expect to report initial data from this trial in the fourth quarter of 2021.

AUTO3:
The first dual-targeting, bicistronic, or having two chimeric antigen receptors within one vector, programmed T cell investigational therapy for the treatment of relapsed or refractory diffuse large B-cell lymphoma, or r/r DLBCL, independently targeting B-lymphocyte antigens CD19 and CD22.

DLBCL (ALEXANDER Trial): We initiated a Phase 1/2 clinical trial of AUTO3 in DLBCL in the third quarter of 2017 and reported initial data from the dose-escalation phase of the trial in the fourth quarter of 2018. Since then, we have periodically reported updated safety and efficacy results indicating that AUTO3 was generally well tolerated. Data presented in December 2020 from the cohort of patients receiving the recommended Phase 2 dose (doses of greater than or equal to 150 x 106 CAR T cells) and pre-conditioning pembrolizumab on day minus 1, showed an objective response rate, or ORR, of 66% and CR rate, of 55%. For all patients on study, across all dose levels, that were evaluable in the trial (n = 49), the ORR was 65% and CR rate was 51%. As of the data cut-off date of October 30, 2020, 49 patients in the Phase 1/2 clinical trial of AUTO3 have been treated and were evaluable for safety. Across all 49 patients, only three cases of neurotoxicity, or NT, have been reported, with two patients experiencing Grade 3 or higher NT. None of the patients achieving a CR experienced any NT and all cases of NT reported have been atypical in nature and seen in a setting with disease progression and confounding factors. A majority of patients receiving AUTO3 in the outpatient setting did not require hospital admission. Those patients admitted were managed without requiring ICU care. In January 2021, we announced our intent to seek a partner for the AUTO3 program before progressing the program into the next phase of development.

AUTO4:
A programmed T cell investigational therapy for the treatment of peripheral T-cell lymphoma targeting TRBC1. Unique targeting of TRBC1 potentially opens a new therapeutic approach. The preclinical study package suggested selective binding and anti-tumor activity of TRBC1 and TRBC2 CARs in vitro and in vivo. We initiated a Phase 1/2 clinical trial in the fourth quarter of 2018 and we expect to report Phase 1 interim data in 2021.

AUTO6:
A programmed T cell investigational therapy targeting GD2 in development for the treatment of neuroblastoma utilizing a new binder designed to minimize on-target, off-tumor toxicity, humanized to reduce immunogenicity, including RQR8 safety switch. Findings from a Phase 1 clinical trial with AUTO6 were published in November 2020 and provide evidence that AUTO6 induces clinical activity in this solid tumor setting without inducing on-target off-tumor toxicity. We are developing a next-generation product candidate, which we refer to as AUTO6NG, which builds on this approach utilizing the same GD2 CAR alongside additional programming modules to enhance the activity and persistence. In June 2020, we presented preclinical data of AUTO6NG, including data from a tumor model in small cell lung cancer indicating that GD2 is an attractive target for programmed T cell therapies in that indication. We expect to initiate a Phase 1/2 clinical trial of AUTO6NG in 2021.

Our Pipeline

Our product pipeline is built on our core principles of modular innovation with protein-based cell programming focused on advanced targeting, pharmacological control and enhancement of activity. After identifying a cancer target, we select the suite of programming modules that we believe is best suited to target that particular cancer based on the latest clinical data and the results of our cancer research. The particular modules selected may vary, and not every product candidate, including our current product candidates, contain all categories of modules. A viral vector is used to introduce combinations of these modules into the DNA of the T cells, as depicted in the graphic below. The diagram below shows how our programming modules relate to our product candidates.

Our programs have been highly tailored and specifically engineered via our proprietary modules, and have the potential to be truly differentiated assets that could address limitations of current treatments and provide innovative options for patients.

AUTO1 has an optimized engagement of the CD19 target designed to enhance the persistence of AUTO1. We believe that these properties may enable AUTO1 to be a suitable candidate for the treatment of adult patients with ALL, who tend to be less tolerant of severe toxicity than children with ALL. There are currently no CAR T cell therapies approved for the treatment of adult ALL. AUTO1/22 builds on the AUTO1 approach utilizing the same CD19 CAR alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease.
AUTO3 is designed to address a key escape route used by hematological cancers in response to T cell therapies. Cancer cells often mutate and cease to express the antigen that current therapies were designed to recognize. This loss of the target antigen can lead to antigen negative relapse of disease. Consequently, we have developed AUTO3 to employ a dual-targeting mechanism because we believe it may improve response rate and durability of treatment response and reduce the frequency of cancer relapse when compared to other currently approved single-targeting T cell therapies, including other CAR T cell therapies.
AUTO4, which we are developing for the treatment of peripheral T-cell lymphoma, employs a novel and differentiated treatment approach. AUTO4 is designed to selectively kill cancerous T cells in a manner that we believe will preserve a portion of the patient’s normal, healthy T cells to maintain immunity. It targets an antigen, TRBC1 found on approximately 40% of T cell lymphomas. Since our AUTO4 approach is a novel mechanism to target T cells, we have also programmed the product candidate with a “safety switch” in order to allow physicians to manage toxicity by eliminating the programmed T cells if a patient experiences severe adverse side effects from the treatment. AUTO5 is a preclinical TRBC2 programmed T cell product candidate for the treatment of peripheral T-cell lymphoma. TRBC2 is found on approximately 60% of T cell lymphomas. We plan to progress AUTO5 into the clinic in the second half of 2021, subject to clinical data from the AUTO4 program.

We are developing AUTO6NG, which builds upon AUTO6 data by incorporating additional programming modules intended to enhance efficacy by aiming to extend persistence, and address the layers of defense that cancer cells deploy to evade T cell killing.

AUTO7, our anti-PSMA humanized CAR T candidate, is being developed for prostate cancer indications and is expected to start clinical development in 2022. AUTO7 is designed to tackle the complex solid tumor environment, through the addition of modules, introduced in the cells via a gamma retro-viral vector, for potentially improved persistence and resistance in prostate cancer.

AUTO8 is our next-generation product candidate for multiple myeloma which targets both BCMA and a second, undisclosed target. We also plan on incorporating in this investigational CAR T cell therapy two programming modules, a dominant negative TGFßRII protein and a truncated SHP2 protein, designed to block inhibitory signals from the tumor microenvironment. We believe that the final design of AUTO8 has the potential to induce deep and durable responses and extend the durability of effect over other BCMA CARs currently in development. We expect to initiate a Phase 1 clinical trial in multiple myeloma in the first half of 2021.

We expect to continue in 2021 to expand our suite of cell programming technologies to include programming modules designed for allogeneic applications. A first novel allogeneic program is expected to enter the clinic in the first half of 2021.

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

We anticipate that the market for T cell therapies will be characterized by rapid cycling of product improvements. We believe our modular approach to T cell programming and the common manufacturing platform used across all our T cell therapies will position us to more quickly develop follow-on, or next- generation, product candidates with enhanced characteristics, such as pharmacological control, insensitivity to checkpoint inhibition or other desirable features.

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
T Cell Activation- and Redirection-Based Therapies
    Cancer immunotherapy treatment requires the activation and expansion of cancer-specific T cells, which kill cancer cells by recognizing antigen targets expressed on cancer cells. Studies have shown that tumors develop escape mechanisms that prevent T cell-mediated destruction through immune checkpoint proteins, which shut down anti-tumor immunity. Clinical trials have shown that treatment with immune checkpoint inhibitors can restore T cell activity and results in durable clinical responses. These observations have led to the FDA approval of several checkpoint inhibitors including ipilimumab (anti-CTLA-4), nivolumab (anti-PD-1), pembrolizumab (anti-PD-1), durvalumab (anti-PD-L1) and atezolizumab (anti-PD-L1). Treatment with checkpoint inhibitors has shown the ability to activate CD8+ T cells, shrink tumors, and improve patient survival. While these approaches collectively represented major advances in cancer treatment, they all lack active redirection of the patient’s T cells to the cancer, eventually limiting clinical activity.
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

After identifying a cancer target, we select the suite of programming modules that we believe is best suited to target that particular cancer based on our latest clinical data and the results of our cancer research. The particular modules selected may vary, and not every product candidate, including our current product candidates, contain all categories of modules. A viral vector is used to introduce combinations of these modules into the DNA of the T cells, as depicted in the graphic below. With the exception of AUTO1, all of our product candidates contain two or more programming modules. The diagram in this section following the table summarizing our clinical programs shows how our programming modules relate to our product candidates.

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

Advanced T Cell Programming for Allogeneic Programs
We expect to continue to expand our suite of cell programming technologies to include programming modules designed for allogeneic applications in 2021. There are two key challenges for allogenic T cell therapies. The first is to address Graft vs Host Disease, which is mediated by the T cell Receptor (TCR) of the donor cells used to make the product candidate attacking the patient’s tissues. This can be life threatening for the patient. The second challenge is to address immune rejection where the patient T cells recognize and reject the engineered T cell as foreign tissue, thus preventing it from persisting and potentially limiting its anti-tumor activity. We have developed novel approaches using protein-based programming that integrate with our existing T cell programming and manufacturing platform. TCR expression is disrupted by intracellular retention and degradation using a single programming module and programming modules are also in development to protect the donor cells from immune rejection. These approaches avoid technical and intellectual property complexities of gene editing. A first novel allogeneic application is expected to enter the clinic in the first half of 2021.
Our Product Candidates for the Treatment of Hematological Cancers

Our three clinical-stage product candidates targeting hematological cancers are AUTO1, AUTO3 and AUTO4. We have additional hematological product candidates AUTO1NG, AUTO3NG, AUTO5, and AUTO8 in preclinical development.

AUTO1: Our Programmed T Cell Therapy for the Treatment of ALL

Introduction to AUTO1

AUTO1 is a gene therapy product consisting of autologous enriched T cells that are transduced with a lentiviral vector to express a novel anti-CD19 Chimeric Antigen Receptor (CD19 (CAT) CAR). The transduced T cells express second-generation CARs in which the CD19 CAR construct uses 41BB-ζ and CD3- ζ endodomains.

CD19 is an ideal target for a CAR T cell therapy as it is a cell surface marker for lymphocytes that is present on most B cell malignancies. CD19 CAR T cell therapies have proven effective in treating leukemia and lymphoma, with efficacy dependent on engraftment and expansion of the CAR T cells. However, rapid activation and expansion of CAR T cells can result in CRS &/or ICANS, which in some cases can be life-threatening, particularly for elderly patients and patients with higher tumor burden that have a poor tolerance for toxicity. Furthermore, excessive activation of CAR T cells can lead to cell exhaustion and limit their persistence, which may impact the durability of therapeutic effect. AUTO1 is an investigational therapy in which a patient’s T cells are genetically modified to express a novel CD19-specific binder designed to reduce side effects observed with this class of therapeutics.

AUTO1, currently the subject of an ongoing Phase 1/2 trial (FELIX) in adult ALL, has been designed to recognize CD19 and interact with the target with a fast off-rate enabled by the novel CAT scFv binding domain. This property allows the AUTO1 cells to efficiently recognize cancer cells, inject cytotoxic proteins to initiate the natural self-destruction process present in all human cells and then rapidly disengage from them in order to engage the next cancer cell, a process also known as serial killing. Rapid disengagement from the target antigen is expected to minimize excessive activation of the programmed T cells, reduce toxicity and may also reduce T cell exhaustion.

Our academic partner, UCL, has conducted two separate Phase 1 clinical trials evaluating the safety and efficacy of AUTO1. The first Phase 1 clinical trial in pediatric ALL patients is named the CARPALL trial the second Phase 1 clinical trial in adult ALL patients is named the ALLCAR19 trial, latter being the foundation for a Phase 1b/2 clinical trial noted above, which we intend will be a registrational trial.

Clinical Development of AUTO1 in Adult ALL

Background of Adult ALL
AUTO1 is currently being tested in a Phase 1b/2 clinical trial for the treatment of adult ALL, which according to the American Cancer Society is predicted to affect approximately 5,960 adults in the United States in 2018. Combination chemotherapy enables 90% of adult patients to experience complete remission, or CR. Despite this, and in contrast to pediatric ALL, the prognosis of adult ALL is still poor and has not changed significantly during the last two to three decades, with long-term remission rates limited to 30-40%. Approximately 50% of all adult ALL patients will relapse, and data from the Medical Research Council’s UKALL12/ECOG 2993 study, published in 2007, found that five-year overall survival, or OS, rate in adults who relapse following standard multi-agent chemotherapy is 7%. The only curative option for relapsed or refractory ALL consists of achieving a second CR by salvage therapy followed by an allogeneic hematopoietic stem cell transplant, or allo-HSCT. Without allo-HSCT, a subsequent relapse occurs in nearly all patients. However, less than half of patients achieve a second CR, and therefore only a subset will be eligible for this procedure. Even then, less than one-third of patients receiving the transplant are expected to sustain long-term disease-free survival. Further, allo-HSCT is associated with severe morbidity and significant mortality. Many patients with relapsed or refractory ALL will have been maximally treated with chemotherapy, and often do not achieve a second CR with standard-of-care chemotherapy in order to be eligible for allo-HSCT.

Two targeted immuno therapies have recently been approved for the treatment of adult ALL: blinatumomab and inotuzumab ozogamicin. Both of these therapies achieve high complete response rates, but durability is limited. In a randomized Phase 3 clinical trial of blinatumomab in heavily pretreated B-cell precursor ALL, the blinatumomab arm achieved a complete response rate of 44%, of which 76% also achieved MRD-negative CR, and the median duration of remission was 7.3 months. The median OS in those patients, though significantly improved compared to chemotherapy, was still only 7.7 months. Similarly, in a Phase 3 clinical trial of inotuzumab ozogamicin, a higher percentage of patients achieved MRD-negative CR when treated with inotuzumab compared to standard-of-care chemotherapy, but the median duration of remission was 4.6 months and median OS was 7.7 months.

AUTO1 Phase 1 Clinical Trial in Adult ALL (ALLCAR19 Trial)
In the first quarter of 2018, our academic partner University College London, or UCL, initiated a single-arm, open label, multi-center Phase 1 clinical trial of AUTO1, named the ALLCAR19 trial, in patients aged 16 to 65 years with high-risk, relapsed or refractory CD19 positive B-lineage ALL. The clinical trial was conducted at sites in the United Kingdom. The trial enrolled patients with a high tumor burden; 45% of treated patients had 50% or greater bone marrow blasts. As of the most recent data cut-off date of November 12, 2020, 20 patients received AUTO1; product for 14 of those patients was manufactured using a semi-automated, fully-enclosed process, which we anticipate using for commercial supply, if approved.

As of the most recent data recent cut-off date of November 12, 2020, 20 patients in the ALLCAR19 trial had received AUTO1. Based on this preliminary data, we have observed a manageable safety profile for AUTO1, with no patients experiencing Grade 3 or higher CRS (using the Lee grading criteria, which is the standard currently adopted by the medical community for grading CRS and enables comparison of clinical trial safety data across clinical studies) and three patients (15%) experiencing Grade 3 neurotoxicity that resolved with steroids. Of those 20 patients, three patients (15%) experienced Grade 3 neurotoxicity that resolved swiftly with steroids. We also observed Grade 3 or higher neutropenias in 7 of 20 patients reporting such neutropenias prior to treatment with AUTO1 and 8 of 17 patients reporting Grade 3 or higher neutropenias 28 days after treatment with AUTO1, with most resolving by month two or three post-dosing. Of the 20 patients, seven patients died while enrolled in the ALLCAR19 clinical trial, of which two deaths were determined to be due to progression of the leukemia, one death occurred post progression following infective complication post-transplant and the four remaining deaths were determined to be due to infectious complications (a common complication of advanced ALL). Of the 19 patients evaluable for efficacy (patients with at least four weeks follow-up as of the data cut-off date of November 12,2020), 16 patients (84%) achieved minimal residual disease, or MRD, negative complete responses following AUTO1 infusion At 12 months post-treatment, we observed that the event free survival was 52% and overall survival was 63%. In the sub-group of patients that were dosed with AUTO1 manufactured using our semi-automated, fully enclosed system for manufacturing, 13 were evaluable for efficacy. In this sub-group, as of the data cut-off date of November 12,2020, 12 of the 13 evaluable patients (92%) had achieved MRD-negative complete response. The EFS and OS data are preliminary considering the small number of patients.

In October 2019, we announced that the U.S. Food and Drug Administration, or FDA, granted orphan drug designation for AUTO1 for the treatment of ALL. We also received IND clearance for our Phase 1b/2 clinical trial in April 2020.

The ALLCAR19 clinical trial has also been expanded to include three additional cohorts with 10 treated patients in each cohort:
•Regimen B: r/r DLBCL (including transformed follicular lymphoma, or FL, but not Richter’s transformation
•Regimen C: relapsed or refractory B-cell chronic lymphocytic leukemia / small lymphocytic leukemia
•Regimen D: relapsed or refractory indolent B-NHL (either FL, mantle cell lymphoma or marginal zone lymphoma)

UCL has also initiated a Phase 1 exploratory trial of AUTO1 in patients with relapsed or refractory Primary CNS Lymphoma, or PCNSL. This trial, named CAROUSEL (NCT04443829), is expected to initiate enrolment in the first quarter of 2021 and will evaluate the feasibility of generating AUTO1 and safety of administration in this patient population

Development Strategy for Adult ALL
In 2020, we initiated a multicenter, single-arm Phase 1b/2 trial of AUTO1 in adult patients with relapsed or refractory ALL, or r/r ALL. We refer to this trial as the FELIX trial. We are planning to recruit patients in the United Kingdom, the United States and Spain, and clinical trial sites are open for enrollment in the United Kingdom and the United States. Subject to confirmation by regulatory authorities, we hope that this trial may be a registrational trial in r/r adult ALL population.

The Phase 1b component of the trial is currently enrolling patients. We anticipate progressing to the Phase 2 portion of the trial in the second half of 2021. The Phase 2 cohort will include approximately 90 patients with morphological disease (>5% blasts in the bone marrow at screening), with ORR as the primary endpoint; and EFS, DOR and MRD negative CR as key secondary endpoints. An exploratory cohort is also planned in the Phase 2 part of this trial, in which patients with MRD positive disease in morphological remission as well as patients with isolated extramedullary disease will be treated with AUTO1.

Background of Pediatric ALL
Pediatric B-cell ALL is a type of blood cancer in which the bone marrow makes too many immature lymphocytes (named as lymphoid blasts), which are a type of white blood cell. According to the American Cancer Society, B-cell ALL is most common in childhood, peaking between two and four years of age. As per the National Cancer Institute Surveillance, Epidemiology and End Results statistics database, there are approximately 3,400 new cases of pediatric ALL diagnosed in the United States each year.

The current standard of care for both pediatric and adult B-cell ALL patients is a standard regimen of combination chemotherapy. Pediatric patients typically respond well to the complex first-line chemotherapy treatment. According to the American Cancer Society, the five-year survival rate for children with B-cell ALL is more than 85% overall. However, 10 to 20% of pediatric B-cell ALL patients relapse with chemotherapy-resistant disease. These patients are re-treated with intensive chemotherapy, and those that respond may proceed to receive an allogenic stem cell transplant, or SCT. However, SCT can be associated with significant long-term morbidity due to the risk of developing graft-versus-host disease, or GVHD, and treatment-related mortality, although the risk of death have declined with better post-transplant management.

Patients with high-risk clinical or genetic features including gene abnormalities, as well as those who have an inadequate response to initial chemotherapy, may not respond well with the current available treatments for B-cell ALL (including SCT), some of these patients will have a five-year OS rate of approximately 15%. Additionally, long-term survival rates are only approximately 10 to 20% among patients receiving a second SCT and negligible in those unable to proceed to a second transplant.

There is still a significant unmet medical need in pediatric patients with high-risk relapsed or refractory B-cell ALL. CD19 CAR T cell therapies have been developed for these patients. The approved CD19 CAR T therapy showed approximately 80% of complete molecular response rate. However, at six months after treatment, approximately 40% of the patients relapsed and the majority of the relapses were CD19 negative disease. In fact, in one study of CD19-targeting Kymriah treatment, approximately two-thirds of relapses were determined to have been due to loss of CD19 on the target cells.

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

AUTO1 Phase 1 Clinical Trial in Pediatric ALL (CARPALL Trial)

The CARPALL trial was initiated by UCL in the second quarter of 2016 and is a single-arm, open label, multi-center Phase 1 trial enrolling patients aged 24 years or younger with high-risk relapsed or refractory CD19 positive B-lineage ALL. The main objective of the trial is to evaluate the safety and efficacy of AUTO1 when administered at a single dose of 1 million cells/kg. The trial has completed enrollment with AUTO-1. However, the extension arm is now open, and treating pediatric ALL patients with AUTO 1/22 (previously designated AUTO1NG).

As of the data cut-off date of November 22, 2019, the trial has enrolled a total of 25 patients, in two cohorts; one cohort utilized a manual manufacturing process (cohort 1) and one cohort utilized a semi-automated fully enclosed manufacturing process (cohort 2). Product was generated for 14 of 17 patients in cohort 1 and the median follow-up for the 14 treated patients was 23 months. Seven patients were treated in cohort 2. The aim of cohort 2 was to increase feasibility of manufacture at scale; one patient died before infusion and product was generated for 100% of patients. Median follow-up for patients in cohort 2 was seven months.

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

For cohort 1, with a median follow-up of 23 months, the overall survival at six and 12 months was 86% and 71%, respectively, and event-free survival at six and 12 months was 71% and 54%, respectively. In cohort 2, at a median follow-up of 7 months, five patients remain in complete molecular remission and two patients relapsed. Five of eight evaluable relapses in cohort 1 and cohort 2 combined were due to CD19 negative escape.

AUTO1/22

We commenced a Phase 1 clinical trial in pediatric patients with relapsed or refractory ALL with our next-generation product candidate, AUTO1/22 (previously designated AUTO1NG) in the fourth quarter of 2020. AUTO1/22 is a dual-targeting CAR-T which builds on the AUTO1 approach utilizing the same CD19 CAR, alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease. We expect to report initial data from this trial in the fourth quarter of 2021.
AUTO3: Our Programmed T Cell Therapy for the Treatment of Pediatric ALL and Adult DLBCL

Introduction to AUTO3
AUTO3, the first dual-targeting programmed T cell product candidate that targets B cell antigens CD19 and CD22, is being explored for the treatment of pediatric patients with relapsed or refractory B-cell ALL, as well as the treatment of adult patients with DLBCL.

By simultaneously targeting both B cell antigens, we believe the novel molecular design of AUTO3 addresses a major limitation of current CAR T cell products that target only CD19 or CD22; the loss or downregulation of the target antigen on the surface of the cancer cell, which is the main cause of disease relapse after single targeting CAR T-cell therapy.

AUTO3 Phase 1/2 Clinical Trial in Pediatric ALL (AMELIA Trial)

We initiated a single-arm, open label, multi-center Phase 1/2 clinical trial of AUTO3 in patients up to 24 years of age with high-risk relapsed or refractory B-lineage ALL in the third quarter of 2017. We refer to this trial as the AMELIA Trial. We presented final results from this clinical trial in January 2021, with a data cut-off date of July 29, 2020.

Twenty-three patients were screened in this trial, and product was generated in 19 of 20 (95%) patients who underwent leukapheresis and a total of 15 patients received infusion of AUTO3. AUTO3 has been observed to have a manageable safety profile, with no patients experiencing Grade 3 or higher CRS. One patient treated in the low dose (0.3 x106/kg) had Grade 3 encephalopathy which was considered likely related to prior intrathecal methotrexate. The majority of Grade 3 or higher adverse events were determined to be hematological in nature. No patient deaths have been determined to be related to AUTO3. The rate of complete response/complete response with incomplete bone marrow recovery (CR/CRi) and Minimal Residual Disease (MRD)-Negative Response in the Bone Marrow (PCR)) was 87% (13/15) at month 1 after AUTO3 infusion. Two patients did not respond to the treatment. As of the data cut-off (29-Jul-2020), 9 patients ultimately had morphological relapse. The majority of the relapses (6 of 9 patients) were CD19-positive/CD22-positive disease associated with a lack of long-term CAR T cell persistence. The median morphological EFS was 4.9 months (95% CI: 1.64, 12.42). The most common cause of relapse was due to the absence of CAR T cell persistence. Three of the 9 disease relapses were CD19-negative (including 1 patient with CD22-positive disease relapse, 1 patient with low expression of CD22, and 1 patient with both antigens lost: CD19-negative/CD22-negative disease relapse). The 1 case with CD22-negative disease relapse and the 1 disease relapse with downregulation of CD22 expression confirms the activity of the CD22 CAR in the AUTO3 construct. Based on this small number of 15 patients, 1-year OS is 60%, in the pediatric and young adult relapsed/refractory B-cell ALL setting.

Development Strategy for Pediatric ALL
In September 2019, we reported that we would not be continuing development of AUTO3 in pediatric B-cell ALL but instead will continue development in a pediatric setting with AUTO1 in the form a Pediatric Investigational Program, required by the European Medicines Agency, or EMA, and with AUTO1/22, a next generation version of AUTO1, which incorporates the CD19 CAR of AUTO1 and a novel CD22 CAR. We initiated clinical development of AUTO1/22 in 2020.

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

AUTO3 Phase 1/2 Clinical Trial in Adult DLBCL (ALEXANDER Trial)
We have designed AUTO3 to address limitations of current therapies for DLBCL. Simultaneous targeting of both CD19 and CD22 antigens is designed to reduce CD19 antigen negative disease relapses observed in one-third of the patients relapsing after treatment with Yescarta. Our clinical trial design also includes the administration of three doses of an anti-checkpoint inhibitor, designed to address tumor relapse due to upregulation of checkpoints in DLBCL patients treated with CAR T cell therapy. We are initially developing AUTO3 as a third-line therapy for DLBCL.

In September 2017, we initiated a single-arm, open label, multi-center Phase 1/2 clinical trial of AUTO3, which included a cohort of patients receiving AUTO3 followed by limited duration of consolidation with the anti-PD-1 antibody pembrolizumab in adult DLBCL patients who have chemotherapy-refractory disease or with relapsed disease after two lines of prior therapy. We refer to this trial as the ALEXANDER Trial. We have completed the Phase 1 dose escalation portion of the trial and have declared a RP2D along with feasibility of use in the outpatient setting.

As of the October 30, 2020 data cut-off date, 49 patients in the ALEXANDER trial have been treated and were evaluable for safety. Across all dose levels, 43 patients were evaluable for efficacy, with an objective response rate (ORR) of 65% and a CR rate of 51%. Of the 29 evaluable patients receiving the recommended Phase 2 dose (a dose of ≥ 150 x 106 cells) and pre-conditioning with pembrolizumab at Day -1, the ORR was 66% and the CR rate was 55%. A subsequent analysis of these data suggested a superior response rate at higher dose levels, with 15 evaluable patients treated at 450 x 106 cells achieving an ORR of 87% and a CRR of 73%. Across all cohorts in the trial, 73% (16/22) of patients achieving a CR were without disease progression at a median follow up of 4 months (1 – 24 months). AUTO3 was observed to be well tolerated, with low rates of cytokine release syndrome (CRS) and neurotoxicity (NT). Across all 49 patients, there was only one case of Grade 3 CRS with primary infusion, and only three cases of NT were reported, with two being ≥ Grade 3. None of the patients achieving a complete response (CR) experienced any NT and all cases of NT were observed in a setting of disease progression and with confounding factors and minimal or undetectable CAR T cells in peripheral blood. No prophylactic measures of any kind have been used to manage CRS or NT in this study. Two patients had death possibly related to AUTO3. One in the setting of disease progression and multiorgan failure and other due to infection in a patient with secondary hemophagocytic lymphohistiocytosis.

The majority of patients receiving AUTO3 in the outpatient setting did not require hospital admission. Those patients admitted were managed, without requiring ICU care. Combined with the overall favorable tolerability data across the Phase 1 trial, the profile of AUTO3 supports administration in an outpatient setting.

Development Strategy for Adult DLBCL
We have completed enrollment of patients in the Phase 1 part of this trial and plan to seek a partner for the before committing to further development of this program.

AUTO4: Our Programmed T-Cell Lymphoma Program

Introduction to AUTO4
We are developing a programmed T cell product candidate, AUTO4, as a potential treatment for T-cell lymphomas. We are developing this product candidate with a unique targeting approach that is designed to avoid the severe immunosuppression typically associated with the current investigational CAR T-cell therapies which uses a pan t-cell antigen. for this disease.

T cells have one of two functionally identical genes, known as TRBC1 and TRBC2. A normal/healthy T cell population contains a mix of cells expressing either TRBC1 or TRBC2. Both forms are active and provide the body with natural immunity, including antiviral immunity. Because T-cell lymphomas are clonal tumors that develop from a single T cell, they are either entirely TRBC1-positive or entirely TRBC2-positive. Currently available products for the treatment of T-cell lymphoma indiscriminately target all T cells, leading to the severe immunosuppression associated with these treatments.

We have designed AUTO4 as a programmed T cell to specifically target and deplete cells expressing TRBC1, while preserving healthy T cells that express TRBC2. A normal T cell population consists of varying amounts of TRBC1-positive and TRBC2-positive T cells. Based on the typical distribution of TRBC1-positive and TRBC2-positive T cells, we believe that patients treated with AUTO4 should be left with a population of healthy, functional polyclonal T cells, which provides the immune system of these patients the ability to respond to bacterial and viral infections and other pathogens. In addition, this product candidate will have a built-in safety switch designed to eliminate the programmed CAR T cells in the event a patient suffers certain serious adverse events related to the CAR T cell therapy, such as CRS or neurotoxicity.

Companion Diagnostic for AUTO4
We are developing a proprietary diagnostic test to distinguish the T-cell lymphoma which express the clonal TRBC1-positive T cells versus the clonal TRBC2-positive T cells. When a patient presents with T-cell lymphoma, this diagnostic is designed to test the patient’s tumor to assess whether the tumor is TRBC1-positive or TRBC2-positive, which will determine whether the patient is potentially a candidate to receive AUTO4.

Background of T-Cell Lymphoma
Mature T cell lymphomas are aggressive, treatment resistant malignancies that are associated with poor prognosis. Clinical application of immunotherapeutic approaches has been limited by a lack of target antigens that discriminate malignant from healthy/polyclonal T cells. T-cell lymphoma is a rare and heterogeneous form of NHL, representing approximately 10 to 20% of NHL cases and 3 to 4% of all hematological malignancies. Most T-cell lymphomas are peripheral T-cell lymphomas, (PTCL), the initial indication for which we are developing AUTO4. We estimate that PTCL affects approximately 2,900 patients in the United States each year. PTCL generally involves high-grade tumors and occurs at a similar age as aggressive B cell lymphomas, with a relatively high proportion of patients becoming rapidly unwell. For the majority the PTCL subtypes, the five-year survival rate may range from 18% to 24%. The three most common subtypes of PTCL are peripheral T-cell lymphoma not otherwise specified, or PTCL-NOS, anaplastic large-cell lymphoma, or ALCL, and angioimmunoblastic T-cell lymphoma, or AITL, together accounting for approximately 70% of all PTCLs in the United States.

The first-line treatment for PTCL consists of the combination chemotherapy (e.g CHOP, consisting of cyclophosphamide, vincristine, doxorubicin and prednisolone). However, CHOP chemotherapy, complete response rates are low and disease relapse is common. In many treatment centers, CHOP chemotherapy may be consolidated with autologous or allogenic stem cell transplantation in selected patients.

Little is understood in terms of treatment guidance for the other PTCL subtypes and these lymphomas lack clear treatment guidelines. A large proportion of T-cell lymphoma patients are refractory to or relapse following treatment with standard therapies and there remains a need to develop an effective therapy for this currently unmet medical need.

Unlike B cell lymphomas, T-cell lymphomas have not benefited from advances in immunotherapeutic approaches. This is mainly due to the lack of therapeutic development in T-cell lymphomas to identify suitable target antigens to distinguish malignant T cells from normal/polyclonal T cells. While a similar problem exists with B cell lymphomas, targeting a pan B cell antigen is an acceptable strategy, as the concomitant depletion of the normal B cell compartment is well tolerated, and some targeted approaches may be ameliorated by the administration of immunoglobulin. In contrast, targeting a pan T cell antigen would result in severe immunosuppression, where there is currently no available rescue medication. Some competitors that are pursuing this approach are planning to use CAR T-cells therapy as a bridging to SCT. However, this approach would only benefit the transplant eligible patients who may not be the majority of the T-cell lymphoma patients. There is currently no programmed T cell therapy that is being developed as a standalone treatment.

Clinical Development of AUTO4
Because AUTO4 represent a novel approach to treating T-cell lymphomas, our development strategy for these product candidates is based on initially commencing a Phase 1/2 clinical trial of AUTO4 for the treatment of TRBC1-positive T-cell lymphoma.

Phase 1/2 Clinical Trial of AUTO4
In the fourth quarter of 2018, we began enrolling patients in a single-arm, open label, multi-center Phase 1/2 clinical trial, Libra T1, in patients with TRBC1 positive PTCL-NOS, AITL and ALCL, the three most common subtypes of PTCL, for which patients have failed, or have relapsed disease following, at least one prior therapy. We have received approval from the Medicines and Healthcare products Regulatory Agency (2018) and Spanish health authority (2020), to begin enrollment and we are in the process of enrolling patients. We refer to this trial as the LibrA-T1 trial, which will initially be conducted at sites in the United Kingdom and Spain. Patients are screened for TRBC status of tumor cells using a CE-marked next-generation sequencing (NGS) method prior to full enrollment in the trial. Provided that data from the initial patients in the UK and Spain in the trial is satisfactory, we intend to submit an IND and initiate additional sites for this trial in the United States.

The main objective of the Phase 1 portion of the trial is to evaluate the safety of AUTO4 and to determine a recommended dose for the Phase 2 portion of the trial. The main objective of the Phase 2 portion will be to further evaluate the safety of the treatment and evaluate efficacy endpoints, such as overall response rate and complete response rate.

We have designed the trial to evaluate up to three dose levels of AUTO4, beginning with a low dose of 25 million AUTO4 cells in cohorts of three to six patients. Assuming that we do not observe any DLT, the dose escalation phase of the trial will continue to higher doses of 75 million AUTO4 cells and 225 million AUTO4 cells/. We expect that we will enroll a total of up to 25 patients in the Phase 1 portion of the trial. Once a recommended phase 2 dose has been identified in the Phase 1 portion of the trial, we intend to treat up to 30 patients in the Phase 2 portion of the trial. In parallel with clinical development, the companion diagnostic will be developed to enable use within a potential pivotal trial and commercialization.

Development Strategy for AUTO4
Based on our expected enrollment rates for the trial, we anticipate generating clinical proof of concept data in 2021. If the preliminary efficacy data is positive, we intend to convert the Phase 2 portion to a potential registrational trial, subject to discussions with regulatory authorities. The final number of patients to be enrolled in the trial, specific endpoints and other aspects of the design of the trial will be determined based on feedback from regulatory authorities. If the safety and efficacy data from the Phase 2 portion of the trial are positive, we plan to submit a BLA forAUTO4 as a second-line therapy for TRBC1-positive T-cell lymphoma patients.
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
AUTO6: Our Neuroblastoma Program
Introduction to AUTO6 and AUTO6NG
We have been granted an exclusive, worldwide license under our license agreement with UCLB to AUTO6 (1RG-CART), a programmed T cell product candidate targeting the glycosphingolipid GD2. CRUK has completed an exploratory Phase 1 clinical trial of AUTO6 in pediatric patients with neuroblastoma. We are developing a next-generation product candidate, which we refer to as AUTO6NG, incorporating additional programming modules designed to improve efficacy, safety and persistence of AUTO6. We expect to initiate two Phase 1/2 clinical trials of AUTO6NG, with the first clinical trial expected to commence in 2021.
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
We presented new preclinical data for AUTO6NG in June 2020 at the American Association for Cancer Research (AACR) Virtual Annual Meeting. GD2 was evaluated as a therapeutic CAR-T target antigen in Small Cell Lung Cancer (SCLC). AUTO6 alone has demonstrated efficacy in an in vitro SCLC model, but successful tumor targeting alone was not sufficient to drive meaningful in vivo efficacy in the same SCLC model. Autolus has presented new preclinical data demonstrating the ability to target GD2 in SCLC cell line models in vitro, and the requirement for enhancing modules, designed to overcome TME suppressive mechanisms, to drive superior in vivo efficacy in a SCLC mouse model. The data suggests that AUTO6NG can overcome the immune suppressive mechanisms in the TME
We believe these data support the continued development of AUTO6NG, and we expect to initiate the first of two planned Phase 1/2 clinical trials of AUTO6NG in the first half of 2021.
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
Updated findings published in Science Translational Medicine suggest that AUTO6 can induce rapid regression of bulky disease in a solid tumor setting without inducing on-target off-tumor toxicity, despite dose dependent CAR T expansion. CAR T cell expansion has been observed in all six patients treated at the higher cell dose cohorts in this Phase 1 study. Three of these six patients demonstrated evidence of transient CAR T cell activity, including cytokine release syndrome, and regression of soft tissue and bone marrow disease activity. The GD2 binder used in AUTO6 has been designed to minimize on-target off-tumor neurotoxicity associated with GD2 expression at low levels in pain fibers and the brain. Despite the presence of clear CAR T cell activity, no neurotoxicity was observed. The publication also suggests that, whilst AUTO6 is a valid and safe strategy for targeting neuroblastoma, further modifications are required to promote CAR T cell persistence and induce deeper and more durable responses for these patients.
Clinical Development Strategy of AUTO6NG
    Based on preliminary data from proof-of-concept in CRUK’s ongoing Phase 1 clinical trial, we believe it is possible to safely target GD2-expressing cancers or tumors with a CAR. We are currently developing a next-generation T cell product candidate, which we refer to as AUTO6NG, which builds on AUTO6 by incorporating additional programming modules intended to enhance the efficacy, safety and persistence of AUTO6.

Because GD2 is expressed in numerous pediatric and adult tumors including neuroblastoma, osteosarcoma, soft tissue sarcoma, melanoma, astrocytoma and small cell lung cancer, or SCLC, our clinical development strategy is to develop AUTO6NG in parallel in neuroblastoma and in additional indications. To that end, we are planning to initiate two Phase 1/2 clinical trials of AUTO6NG. The first trial will be in adult patients and is expected to commence in the first half of 2021, and the second trial will be in pediatric patients and is expected to commence in the second half of 2021.
In the first planned Phase 1/2 clinical trial, we plan to enroll pediatric patients with relapsed or refractory neuroblastoma and osteosarcoma. Osteosarcoma is the most common type of bone cancer in children and teens, with approximately 800 to 900 new cases diagnosed each year in the United States, the majority of which will be GD2 positive. Following evaluation of safety and selection of the recommended Phase 2 dose, we plan to initiate the three-arm Phase 2 portion of the clinical trial, which will enroll patients with neuroblastoma, osteosarcoma and other GD2-positive tumors, respectively, in each individual arm of the trial. If the preliminary efficacy data from the Phase 2 portion of the trial based on appropriate criteria for individual tumor types is positive in one or more arms, we intend to discuss with the FDA the possibility of converting the Phase 2 portion into a registrational trial, with separate arms for each indication. The final number of patients to be enrolled in the trial and endpoints for each individual indication will be determined based on feedback from regulatory authorities.
In our second planned Phase 1/2 trial, we intend to enroll adult patients with metastatic melanoma, SCLC and other GD2-positive malignancies and who have received at least one prior therapy. The timing of this trial will be staggered with the first Phase 1/2 clinical trial in order to incorporate learnings from the early dose cohorts of pediatric patients. We anticipate that prior to initiation of this second Phase 1/2 clinical trial, a diagnostic assay for GD2 assessment may be needed. Melanoma is one of the most common types of cancer, with approximately 90,000 new cases diagnosed each year in the United States. SCLC accounts for about 10-15% of all lung cancer cases, with 30,000 new cases diagnosed each year in the United States. It has been reported that approximately half of the patients are positive for the GD2 antigen. Following selection of the recommended Phase 2 dose, we plan to initiate the three-arm Phase 2 portion of the clinical trial, which will enroll patients with melanoma, SCLC and other GD2-positive tumors, respectively, in each individual arm of the trial. If the preliminary efficacy data such as overall response rate from the Phase 2 portion of the trial is promising in one or more arms, we intend to discuss with the FDA the possibility of converting the Phase 2 portion into a registrational trial, with separate arms for each indication. The final number of patients to be enrolled in the trial and endpoints for each individual indication will be determined based on feedback from regulatory authorities.
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

We presented new preclinical data for AUTO7 in June 2020 at the American Association for Cancer Research (AACR) Virtual Annual Meeting. The preclinical data demonstrate that AUTO7 is highly potent in cytotoxicity assays against cells expressing PSMA, even at low levels, and demonstrate the feasibility of this multi-modular cell programming approach in overcoming the immunotherapeutic challenges presented by advanced prostate cancer, which is typically otherwise an immunologically cold tumor.

We intend to initiate our clinical development of AUTO7 in H1 2022. We anticipate starting a Phase 1/2 trial in patients with metastatic castration-resistant prostate cancer to evaluate the safety and identify the optimum Phase 2 dose of AUTO7 in the Phase 1 part of the trial and preliminary efficacy in the Phase 2 portion of the trial.

Partnerable Coronavirus Disease (COVID-19) Project
Our research team has developed a potentially universal SARS-CoV2 decoy receptor with virus neutralizing activity against SARS-CoV2 and its variants, and also active against SARS-CoV1.
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

Commercial success in T cell therapies requires a manufacturing process that is reliable, scalable and economical. We have established a manufacturing process that is scalable and serves as a manufacturing platform designed to support rapid development of our programmed T cell therapy product candidates through clinical trial phases and regulatory approval processes. We are using a semi-automated, fully enclosed system for cell manufacturing, which is designed to provide a common platform suitable for manufacturing all of our product candidates. This platform allows for parallel processing having the ability to scale for commercial supply in a controlled environment at an economical cost. We have improved our viral vector production and viral transduction process to reduce process variability.

Our manufacturing and logistics process is designed to ensure that product integrity is maintained during shipment along with accurate tracking and tracing of shipments. We are expanding internal manufacturing and supply capabilities as well as the use of expert service providers on maturing our vein-to-vein logistics and our gradual capacity expansion.

Our manufacturing and commercialization strategy requires a fully integrated vein-to-vein product delivery cycle. We believe having established manufacturing processes suitable for commercialization early in the development of our T cell therapies will allow us to focus on expanding manufacturing capacity during our clinical trials and early commercial launch needs. Over time, we expect to establish regional manufacturing hubs to meet projected product requirements for commercialization. We believe that anticipated future commercial requirements can be met. Our plan is to establish our manufacturing infrastructure in a manner that would ameliorate logistics complexities and costs for all regions on initial commercial launch.

We believe our scalable closed-system manufacturing process, along with our proprietary and modular T cell programming technologies, would be challenging and costly for potential competitors to replicate.
Manufacturing Agreements

We have manufacturing agreements with King’s College London for early phase vector manufacturing. Autolus also has an internal capability to produce vector for early and late-stage trials. Additionally, we have also established an agreement with AGC Bio for late stage clinical and commercial supply of vector. All vector manufacturing is done in accordance with Current Good Manufacturing Practice, or cGMP, in compliant manufacturing facilities. The manufacturing agreements governing the external supply arrangements also provide for access to services including quality management systems, qualified persons for product release, office space, frozen storage and warehousing services.

We have established our cell and vector manufacturing capacity at the Cell and Gene Therapy Catapult in Stevenage, United Kingdom. We have 2 cell manufacturing suites capable of supporting clinical and early stage commercial launch. We also have a vector production suite capable of supplying clinical supplies. The Cell and Gene Therapy Catapult provides for access to architecturally and operationally segregated manufacturing suites. This facility approach has been reviewed and approved by the MHRA. This operational approach has also been reviewed with the FDA.

In March 2018, we entered into a strategic, long-term supply agreement with Miltenyi Biotec GmbH, or Miltenyi, for the supply of Miltenyi’s CliniMACS Prodigy instruments, reagents and disposables for the manufacture of our programmed T cell therapies for preclinical and clinical use and, if approved, for commercial use, as well as support services. The supply agreement sets forth procedures to ensure continuity of supply to us of Miltenyi’s products, both during the clinical phase and any future commercial phase of our product candidates. After the initial ten-year term of the agreement, we have two separate options to renew the agreement, each for an additional five-year term. The supply agreement contains customary termination provisions, allowing for termination by a party upon the other party’s uncured material breach, upon the other party’s bankruptcy or insolvency or upon the other party being subject to an extended period of force majeure events. We may also terminate the supply agreement upon advance written notice, if we decide to suspend or discontinue the development or commercialization of our product candidates. The supply agreement is governed under the laws of Germany.

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

As of December 31, 2020, our patent portfolio is comprised of 96 patent families, of which 25 patent families originated from UCLB, the technology-transfer company of UCL, 3 patent families are in-licensed from Noile-Immune Biotech, Inc., and 68 patent families we own and have originated from our own research. Of the 25 patent families that were originally in-licensed from UCLB, 24 have now been assigned to Autolus under a Deed of Assignment dated 15 October 2020. We believe that our current patent portfolio, together with our ongoing efforts to develop and patent new technologies, will provide us with substantial intellectual property protection for our product candidates and other technologies that are not currently deployed in our product candidates.

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

Our License Agreement with UCL Business Ltd.

In September 2014, we entered into an exclusive license agreement with UCLB, the technology-transfer company of UCL, for the development and commercialization rights to certain T cell programming modules. The license agreement was amended and restated in March 2016 to also include certain development and commercialization rights to improvements and new T cell programming modules. The license agreement was further amended and restated in March 2018 to include a license to AUTO1, for which UCL is conducting Phase 1 clinical trials in pediatric and adult ALL patients. The license agreement was further amended and restated in October 2020 to reflect our election to have various patent rights assigned to us, and to include a license to new technology and further licenses to AUTO1 for which UCL is conducting Phase 1 clinical trials in primary CNS Lymphoma patients. Under the license agreement, subject to certain limitations, exceptions and retained rights of UCLB, we received an exclusive license of certain patent rights and know-how owned by UCLB covering T cell programming modules. The licensed rights cover our AUTO1, AUTO3, AUTO4/5 and AUTO6 targeting modules, as well as additional T cell programming modules and technologies, including dual-targeting technology, pattern recognition technology, safety switches (including RQR8), tunable T cells, manufacturing processes as well as certain technology for evading tumor micro-environments. We also have option rights and rights of first negotiation to obtain an exclusive license for development and commercialization rights to certain new T cell programming modules.

In exchange for the rights under the original license agreement, we granted UCLB 4,769,994 B ordinary shares of Autolus Limited, which, in connection with our corporate reorganization in June 2018, were converted to 1,497,643 ordinary shares of Autolus Therapeutics plc. We also agreed to pay a management fee, milestone payments and royalties upon future net sales of any products that use the in-licensed rights. The management fee of £120,000 was payable in equal installments on the first four anniversaries of our entry into the original license agreement. In exchange for the additional rights we received in March 2016 when the license agreement was amended, we issued UCLB an additional 1,000,000 B ordinary shares, which, in connection with our corporate reorganization in June 2018, were converted to 313,971 ordinary shares of Autolus Therapeutics plc, and made a one-time payment of £150,000. In exchange for the additional rights we received in March 2018 when the license agreement was further amended, we made an initial payment of £1.5 million and paid the additional £0.35 million in connection with UCLB's transfer of clinical data to the Company in December 2020.

Under the license agreement, as amended, we are obligated to pay UCLB milestone payments upon the initiation of certain clinical activities in an aggregate amount of £0.18 million, the receipt of specified regulatory approvals in an aggregate amount of £37.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone. Under the terms of the license, we have the right to grant sub-licenses to third parties, subject to certain restrictions. If we receive any income in connection with such sublicenses, we must pay UCLB a percentage of the income allocable to the value of the sublicensed intellectual property rights ranging from low twenties to mid-single digits, decreasing based on the development expenses incurred by us and the passage of time. UCLB has retained the right to use the licensed T cell programming modules for academic research purposes at UCL and with other academic institutions, subject to certain restrictions.

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

As mentioned above, we acquired ownership of the majority of the licensed patent rights under the license agreement (with the exception of the RQR8 patent rights) by virtue of a Deed of Assignment from UCLB which was executed on 15 October 2020. Our payment and diligence obligations remain unaffected by the assignment of the licensed patent rights to us.

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

The license agreement expires on a product-by-product and country-by-country basis upon the expiration of the royalty term with respect to each product in each country. We may unilaterally terminate the license agreement for any reason upon advance notice to UCLB. Either party may terminate the license agreement for the uncured material breach by the other party or for the insolvency of the other party. If UCLB terminates the license agreement following our insolvency or our material breach of the agreement, or if we terminate the agreement unilaterally, all rights and licenses granted to us will terminate, and all patent rights and know-how transferred, licensed or assigned to us pursuant to the agreement will revert back to UCLB. In addition, UCLB has the right to negotiate with us for the grant of an exclusive license to our improvements to the T cell programming modules we have licensed on terms to be agreed upon at the time.

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

Currently there are now four approved anti-CD19 CAR T cell therapies, including Tecartus from Kite/Gilead and Breynazi from BMS, which were approved in February 2021.These companies and products will compete directly with AUTO3, our dual-targeting CD19/CD22 programmed T cell product candidate and AUTO1, our CD19 targeting programmed T cell product candidate in some indications.

The BCMA space continues to be highly competitive with the first CAR T cell therapy in this indication anticipated to come to market in the near future. Bluebird bio, Inc., in collaboration with BMS, is developing a BCMA CAR T cell therapy for the treatment of multiple myeloma. Nanjing Legend Biotech and Janssen Biotech, Inc., a subsidiary of Johnson & Johnson, are collaborating on the development of a similar therapy. In addition, some companies, such as Gilead, BMS and Poseida Therapeutics Inc. are also developing BCMA CAR T cell therapies for the treatment of multiple myeloma. The BCMA landscape continues to evolve, with BMS deciding to abandon a second BCMA CAR-T candidate in February 2021. Some companies like Amgen, BMS and Genentech, Inc., a member of the Roche Group, are developing BCMA-targeting T cell engagers for the treatment of multiple myeloma, which are expected to compete directly with CAR-T approaches. All of these therapies will compete directly with our AUTO8 product candidate.
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
Government Regulation and Product Approval

As a biopharmaceutical company, we are subject to extensive regulation. Our programmed T cell product candidates, if approved, will be regulated as biological medicines. With this classification, commercial production of our products will need to occur in registered and licensed facilities in compliance with current Good Manufacturing Practices, or cGMPs, for biologics.

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

U.S. Product Development Process

In the United States, the FDA regulates biological products under the Public Health Service Act, or PHSA, and the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters and similar public notice of alleged non-compliance with laws, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biological product may be approved for marketing in the United States generally involves the following:

•completion of preclinical laboratory tests and animal studies according to Good Laboratory Practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may begin;
•performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as Good Clinical Practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;
•preparation and submission to the FDA of a Biologics License Application, or BLA, for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;
•satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP to assure that the facilities, methods and controls used in product manufacture are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current Good Tissue Practices, or GTPs, for the use of human cellular and tissue products;
•potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA;
•payment of user fees for FDA review of the BLA; and
•FDA acceptance, review and approval, or licensure, of the BLA, which might include review by an advisory committee, a panel typically consisting of independent clinicians and other experts who provide recommendations as to whether the application should be approved and under what conditions.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the target disease or condition.

•Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.
•Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population, generally at geographically dispersed clinical trial sites. These clinical trials are intended to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk to benefit profile of the product and to provide an adequate basis for product labeling.
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

Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in significant part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payers include federal and state healthcare programs, private managed care organizations, health insurers and other organizations. The process for determining whether a third-party payer will provide coverage for a product may be separate from the process of establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity of and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy.

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

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose certain requirements on “covered entities,” including certain healthcare providers, health plans and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, and their covered subcontractors, relating to the privacy, security, transmission and breach of individually identifiable health information. Further, HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions.

Additionally, the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to annually report to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments or other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals as well as certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives.

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
Healthcare Reform Efforts
A primary trend in the United States healthcare industry and elsewhere is cost containment. Over the last several years, there have been federal and state proposals and legislation enacted regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, and making changes to healthcare financing and the delivery of care in the United States. We do not expect this trend to dissipate with the advent of a new administration; but may take an initial back seat to its work on COVID 19 vaccination and prevention efforts.

During his 2020 campaign, President Biden stressed his desire to expand and strengthen the Affordable Care Act, in which he played a large role to help pass through Congress in 2010. Specifically, this includes lowering the age of Medicare eligibility to 60, expanding coverage to those who are caught in the gap between Medicaid eligibility and qualifying for ACA subsidies, and potentially creating a “public option” to cover those who have systemically been uninsured. We also expect the Biden administration will overturn several of the last minute regulations and waivers approved by the Trump administration including Medicaid work requirements. In fact, the administration on Day 1 issued a regulatory freeze to all federal agencies and requested agencies delay the effective date of new regulations until the new appointed agency head has reviewed those regulations.

We expect the Biden Administration may ramp up its efforts on drug pricing as it explores ways to pay for its various efforts to combat COVID 19, health equity, insurance coverage, and other priorities. One area we anticipate increased interest is direct Medicare price negotiation with drug manufacturers, however, it will remain challenging for Democrats to pass partisan legislation despite having control of the White House and Congress. The current 50-50 split in the Senate (with the Vice President breaking any tie votes) means that Democrats will need to either pursue legislation that will get some Republican votes or use the budget reconciliation mechanism to pass a more limited set of proposals with only 51 votes. We also anticipate the new administration will continue to use executive orders and Medicare demonstration authority to control drug costs. While the courts have essentially deemed the Trump administration’s Most Favored Nations model—which would have benchmarked Medicare payment rates on international reference prices for drugs—dead in the water, some of the proposals within the model may resurface under a new name. Other areas of reform like copay accumulators and Part D reform may also have impact on drug pricing.

Further, there remains heightened Congressional scrutiny in the United States of pharmaceutical pricing practices designed to, among other things, bring more transparency in product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. We expect both the Biden Administration’s first budget proposal and Congressional actors to begin hearings in earnest once relief measures for COVID 19 and other “first 100 day” issues like immigration, rejoining various International accords, and staffing at federal agencies, has taken place. US states are also not immune to such discussions. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

In addition, other federal health reform measures have been proposed and adopted in the United States that could impact cell therapy. Most notably, the previous administration supported and promulgated a rule related to value based payment alternatives in the Medicaid program. Medicaid is a jointly run federal and state program that provides health benefits coverage for low-income residents and children. In exchange for broad coverage in Medicaid, drug manufacturers are required to sign a Medicare Drug Rebate agreement which requires them to offer Medicaid programs the “best price” available for a particular product. This “best price” takes into consideration any rebates or concessions manufacturers offer, with some exceptions. The final rule would exempt value-based or outcomes-based payment arrangements from the definition of “best price” which provides manufacturers more flexibility to work with commercial payers and states on innovate payment mechanisms for high-cost cell and gene therapies. While Medicaid is not a significant driver of cell therapy sales it is a bellwether program and one we watch closely.

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

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is expected to take effect in December 2021, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. In accordance with the EMA’s policy, scientific advice will not be legally binding with regard to any future marketing authorization application of the product concerned.

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

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;
•the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and
•the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

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
Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as ‘‘Brexit’’) and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, that outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

Brexit may influence the attractiveness of the United Kingdom as a place to conduct clinical trials. The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which are due to enter into full effect at the end of 2021, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union. Failure of the United Kingdom to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the United Kingdom as opposed to other countries and/or make it harder to seek a marketing authorization for our product candidates on the basis of clinical trials conducted in the United Kingdom.

In the short term there will be few changes to clinical trials that only have sites in the United Kingdom. The MHRA have confirmed that the sponsor of a clinical trial can be based in the EEA for an initial period following Brexit. Further investigational medicinal products can be supplied directly from the EU/EEA to a trial site in Great Britain without further oversight until 1 January 2022, and to Northern Ireland beyond such date. The United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EEA. For such trials the sponsor/legal representative must be based in the EEA, and the trial must be registered on the EU Clinical Trials Register (including data on sites outside of the EEA).

The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future. It is currently unclear whether the MHRA in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.

Orphan designation in Great Britain following Brexit is based on the prevalence of the condition in Great Britain as opposed to the current position where prevalence in the European Union is the determinant. It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the European Union will be designated as such in Great Britain.
Business Update: COVID-19 Response, Program Prioritization and Corporate Adjustments

With the global spread of the ongoing coronavirus 2019, or COVID-19, pandemic, we established a cross-functional task force and have implemented business continuity plans designed to address and mitigate its impact on our employees and business. While we have not experienced any significant financial impact to date, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, could cause our business, financial condition, results of operations and growth prospects to be materially adversely affected.

In March 2020, our global workforce transitioned to working remotely with the exception of clinical trial related activities that required laboratory-based activity or manufacturing. We implemented protocols and procedures to ensure the safety of our employees working on site, including requirement to wear personal protective equipment, temperature checks at entry and offered COVID-19 testing for any employee with symptoms or at suspected risk of exposure to virus. In June 2020, we began the implementation of our workplace re-entry plan, based on a phased approach that is principles-based and local in design, with a focus on continuity of patient treatment and working to bring its workforce back on-site safely. We have also implemented policies to control and limit office and lab access in line with social distancing guidelines and for contact tracing if needed.

We continue to track COVID-19 developments in Europe and the United States closely for their potential impact on our clinical trial sites, logistics and supply chain to ensure we can continue to maintain clinical trial conduct and data integrity. As the patients in our clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, we are also monitoring other transmissible infectious diseases, including influenza.

In January 2021, we announced the prioritization of the AUTO1 program and our intention to seek a partner for the AUTO3 program before progressing AUTO3 into its next phase of development. We also announced an adjustment of our workforce and infrastructure footprint during the first quarter of 2021, which will involve an overall reduction in headcount of approximately 20%.

C. Organizational structure.
The following diagram illustrates our corporate structure:

In December 2020, Autolus Limited transferred, by way of an interim distribution in kind to its immediate parent, Autolus Holdings (UK) Limited, the entire issued share capital of its wholly owned subsidiary, Autolus Inc., our U.S. subsidiary which was incorporated under the laws of the State of Delaware in October 2017. In anticipation of Brexit, Autolus Limited transferred all of its German assets to Autolus GmbH in December 2020.
D. Property, plant and equipment.

    Our corporate headquarters are located at 58 Wood Lane, White City, London W12 7RZ, United Kingdom, where we lease approximately 14,908 square feet of office space. The lease is non-cancellable and is scheduled to terminate in September 2025. We have a one-time right, upon six months' notice, to terminate the lease effective in September 2020. In addition, from September 2020 onward, the landlord has the option to terminate the lease on 12 months' notice. The landlord exercised its option to give notice in September 2020 to terminate the Forest House lease and pay the Company a break-lease payment fee in September 2021.

We also sublease a manufacturing suite, consisting of approximately 8,750 square feet of manufacturing space, at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom. The lease is non-cancellable and is scheduled to terminate in September 2023, with the option to renew or terminate the lease in May 2021.

In September 2018, we entered into a binding arrangement for a lease for a manufacturing facility, consisting of approximately 39,558 square feet, in Enfield, United Kingdom. The lease term is 15 years, commenced in February 2019, with an option to terminate the lease in February 2029. We initially planned on initiating manufacturing activities at this facility in 2020; however, following a strategic review of our manufacturing plan, we chose to discontinue the fit-out of manufacturing capability at the Enfield facility in December 2019.

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

In January 2019 we entered into a lease for 84,264 square feet of office and manufacturing space in Rockville, Maryland, under which the lease term commenced in August 2020 and expires in June 2036.The lease agreement required us to enter into a lease provided that the landlord completed the required leasehold improvements described in the agreement; the improvements were completed in August 2020.

In May 2020, we executed an arrangement with Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through April 2024.

We anticipate leasing additional office and manufacturing space as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in the Item 3.D. “Risk Factors” section of this Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with U.S. GAAP. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated balance sheets as of December 31, 2020 and 2019 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3663 and £1.00 to $1.3268. Our consolidated statements of operations and cash flows for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018 have been translated from pounds sterling to U.S. dollars at the rate of £1.00 to $1.2862, £1.00 to $1.2738, £1.00 to $1.2870, and £1.00 to $1.3459. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
We have historically conducted our business through Autolus Limited, and therefore our historical consolidated financial statements previously presented the consolidated results of operations of Autolus Limited. Following the completion of our IPO in June 2018, our consolidated financial statements present the consolidated results of operations of Autolus Therapeutics plc.

We have adopted the amendments to Item 5.A, effective as of February 10, 2021 for the year ended December 31, 2020.

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

Since our inception in July 2014, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with sales of our equity securities, including American Depositary Shares, or ADSs. As of December 31, 2020, we had received net proceeds of $516.1 million from sales of our equity securities. In September 2020, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, where we may offer and sell ADSs having an aggregate offering price of up to $100 million from time to time through Jefferies, acting as sales agent. As of the date of this Annual Report, we have sold an aggregate of 1.7 million of our ADSs resulting in net proceeds of $15.3 million. Further, in February 2021, we closed an underwritten public offering of 16,428,572 ADSs, including the exercise in full by the underwriters of their option to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. We received net proceeds of $108.1 million after underwriting discounts. We do not expect to generate significant revenue unless and until we obtain marketing approval for and commercialize one of our product candidates.
Since our inception, we have incurred significant operating losses. For the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018, we incurred net losses of $142.1 million, $123.8 million, $20.6 million, and $44.8 million, respectively. As of December 31, 2020, we had an accumulated deficit of $379.2 million.
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
Based on our current clinical development plans, we believe our existing cash of $153.3 million at December 31, 2020, along with the additional net proceeds of $123.4 million from sale of our ADSs under our at-the market facility program in January 2021 and our follow-on capital raise in February 2021 will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next 12 months from the date of this Annual Report. The forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based these estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate. Management does not know whether additional financing will be on terms favorable or acceptable to us when needed, if at all. If adequate additional funds are not available when required, or if we are unsuccessful in entering into partnership agreements for further development of our product candidates, management may need to curtail its development efforts and planned operations.

We announced an adjustment of our workforce and infrastructure footprint during the first quarter of 2021, which will involve an overall reduction in headcount of approximately 20%. We expect to realize cash savings, on an annualized basis, of approximately $15 million per annum once the operational changes are fully implemented. In the short-term, we expect there to be an increase in the first half of 2021 to both research and development expenses and selling, general, and administrative expenses due to restructuring charges of approximately $2.5 million, combined.
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
License Revenue

We account for our revenue pursuant to the provisions of Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606.

We have no products approved for commercial sale and have not generated any revenue from commercial product sales to date. The total revenue to date has been generated from a license agreement with an investee company of Syncona, our principal shareholder. The terms of the agreement includes a non-refundable license fee, payments based upon achievement of clinical development and regulatory objectives, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the we satisfy each performance obligation.

License Fees and Multiple Element Arrangements
If a license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from, the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. We evaluate the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Appropriate methods of measuring progress include output methods and input methods. In determining the appropriate method for measuring progress, we consider the nature of service that we promise to transfer to the customer. When we decide on a method of measurement, we will apply that single method of measuring progress for each performance obligation satisfied over time and will apply that method consistently to similar performance obligations and in similar circumstances.

Contingent Research Milestone Payments
ASC Topic 606 constrains the amount of variable consideration included in the transaction price in that either all, or a portion, of an amount of variable consideration should be included in the transaction price. The variable consideration amount should be included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The assessment of whether variable consideration should be constrained is largely a qualitative one that has two elements: the likelihood of a change in estimate, and the magnitude thereof. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized is not significant, for example.

If the consideration in a contract includes a variable amount, we will estimate the amount of consideration in exchange for transfer of promised goods or services. The consideration also can vary if our entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. We consider contingent research milestone payments to fall under the scope of variable consideration, which should be estimated for revenue recognition purposes at the inception of the contract and reassessed ongoing at the end of each reporting period.

We assess whether contingent research milestones should be considered variable consideration that should be constrained and thus not part of the transaction price. This includes an assessment of the probability that all or some of the milestone revenue could be reversed when the uncertainty around whether or not the achievement of each milestone is resolved, and the amount of reversal could be significant.

GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. We consider all relevant factors.

Royalty Revenue
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Operating Expenses
Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development expenditure tax credits provided by Her Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:
•expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
•employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
•expenses incurred for outsourced professional scientific development services;
•costs for laboratory materials and supplies used to support our research activities;
•allocated facilities costs, depreciation and other expenses, which include rent and utilities; and
•upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.
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
The following table summarizes our research and development expenses incurred by program:

	Year Ended December 31,			2020-2019	2019-2018
			(unaudited)
	2020	2019	2018	Change	Change
	(in thousands)
Direct research and development expenses
B cell malignancies (AUTO1 & AUTO3)	$29,335	$15,346	$5,436	$13,989	$9,910
Other projects (AUTO 2, 4, 5, 6, 7, & 8)	3,366	4,368	3,998	(1,002)	370
Total direct research and development expense	32,701	19,714	9,434	12,987	10,280

Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	58,171	54,187	21,453	3,984	32,734
Indirect research and development expense	44,016	31,517	17,412	12,499	14,105
Total research and development expenses	$134,888	$105,418	$48,299	$29,470	$57,119

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
The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from sales of any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization activities, including the uncertainty of:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;
•successful patient enrollment in, and the initiation and completion of, clinical trials;
•the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial manufacturing;
•obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•significant and changing government regulation;
•launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
•maintaining a continued acceptable safety profile of the product candidates following approval; and
•significant competition and rapidly changing technologies within the biopharmaceutical industry.
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

Other Income (Expense)
Other income consists primarily of interest income earned on our cash balances held at a commercial bank and foreign currency transaction gains. Other expense consists primarily of foreign currency transaction losses.
Income Tax Benefit
We are subject to corporate taxation in the United Kingdom and in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate ranging from 21.67% to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 10.5% in 2021 and future periods. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of $211.7 million as of December 31, 2020. We currently do not recognize a deferred tax asset from our accumulated losses and record a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown.
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

Results of Operations
Comparison of Years Ended December 31, 2020 and 2019
The following table summarizes our results of operations for the years ended December 31, 2020 and 2019.

	Year Ended December 31,

	2020	2019	Change
Grant income	$1,473	$2,908	$(1,435)
License revenue	242	—	242
Operating expenses:
Research and development	(134,888)	(105,418)	(29,470)
General and administrative	(34,972)	(39,452)	4,480
Loss on impairment of leasehold improvements	—	(4,102)	4,102
Total operating expenses, net	(168,145)	(146,064)	(22,081)
Other income (expense):
Interest income	536	2,542	(2,006)
Other income (expense)	1,352	4,514	(3,162)
Total other income, net	1,888	7,056	(5,168)
Net loss before income tax	(166,257)	(139,008)	(27,249)
Income tax benefit	24,163	15,159	9,004
Net loss attributable to ordinary shareholders	$(142,094)	$(123,849)	$(18,245)

Grant Income

Grant income decreased to $1.5 million for the year ended December 31, 2020 from $2.9 million for the year ended December 31, 2019. The decrease in grant income of $1.4 million was related to a one-time grant completed in the year ended December 31, 2019 submitted to the U.K. government as part of the reimbursement terms of government research grants used to perform specific research and development activities.

License Revenue

The $0.2 million of license revenue relates to the grant of a license to an investee company of Syncona, our principal shareholder, in the year ended December 31, 2020.

Research and Development Expenses

Research and development expenses increased to $134.9 million for the year ended December 31, 2020 from $105.4 million for the year ended December 31, 2019. Cash costs, which exclude depreciation and amortization as well as share-based compensation, increased to $116.9 million from $83.4 million. The increase in research and development cash costs of $33.5 million consisted primarily of (i) an increase of $8.8 million in compensation and employment related costs, net of lower travel costs, due to an increase in employee headcount to support the advancement of our product candidates in clinical development, (ii) an increase of $14.4 million in project expenses as a consequence of the advancement of our clinical portfolio which includes research and process development and manufacturing activities necessary to prepare, activate, and monitor clinical trial programs, (iii) an increase of $6.0 million in facilities costs related to the commencement of a lease for an additional manufacturing suite and the continued scaling of manufacturing operations, (iv) an increase of $4.0 million in IT infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations, (v) an increase of $0.5 million related to legal fees, and (vi) an increase of $1.7 million related to cell logistics, which is offset by a reduction in materials purchases of $0.7 million and license fees of $1.1 million.

Non-cash costs decreased to $18.1 million for the year ended December 31, 2020 from $22.0 million for the year ended December 31, 2019. The $3.9 million decrease is related to a decrease of $4.8 million share-based compensation expense as a result of a lower fair value of options recognized in the period, offset by a $0.9 million increase in depreciation.

General and Administrative Expenses
General and administrative expenses decreased to $35.0 million for the year ended December 31, 2020 from $39.5 million for the year ended December 31, 2019. Cash costs, which exclude depreciation as well as share-based compensation increased to $27.4 million from $26.6 million. There were increases of $1.3 million of costs related to D&O insurance and intellectual property costs and $0.1 million of facilities cost, offset by decreases of $0.5 million of compensation and other employment related costs and $0.1 million in general office expense.

Non-cash costs decreased to $7.6 million for the year ended December 31, 2020 from $12.9 million for the year ended December 31, 2019. The decrease of $5.3 million is mainly attributed to lower share-based compensation expenses as a result of the lower fair value of stock options recognized during the period.

Loss on Impairment of Leasehold Improvements

There was no loss on impairment of leasehold improvements for the year ended December 31, 2020 as compared to $4.1 million for the year ended December 31, 2019 which related to the discontinuation of the fit-out of our manufacturing capacity at the Enfield, U.K. facility.

Interest Income

Interest income decreased to $0.5 million for the year ended December 31, 2020 from $2.5 million for the year ended December 31, 2019. This decrease is due to the lower cash balances held during the year combined with lower interest rates for cash held on deposit.

Other Income (Expense)

Other income decreased to $1.4 million for the year ended December 31, 2020 from $4.5 million for the year ended December 31, 2019 primarily due to a weakening of the U.S. dollar exchange rate relative to the pound sterling. The decrease of $4.6 million in the year ended December 31, 2020 was offset by lease termination gains of $1.5 million.

    Income Tax Benefits

Income tax benefit increased to $24.2 million for the year ended December 31, 2020 from $15.2 million for the year ended December 31, 2019 due to additional U.K. research and development tax credits receivable from HMRC. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the increase in the net credit was primarily attributable to an increase in our eligible research and development expenses.

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

	Year Ended December 31,
		(unaudited)
	2019	2018	Change
Grant income	$2,908	$1,472	$1,436
Operating expenses:
Research and development	(105,418)	(48,299)	(57,119)
General and administrative	(39,452)	(27,299)	(12,153)
Loss on impairment of leasehold improvements	(4,102)	—	(4,102)
Total operating expenses, net	(146,064)	(74,126)	(71,938)
Other income (expense):
Interest income	2,542	2,011	531
Other income (expense)	4,514	5,752	(1,238)
Total other income, net	7,056	7,763	(707)
Net loss before income tax	(139,008)	(66,363)	(72,645)
Income tax benefit	15,159	8,488	6,671
Net loss attributable to ordinary shareholders	$(123,849)	$(57,875)	$(65,974)

Grant Income

Grant income increased to $2.9 million for the year ended December 31, 2019 from $1.5 million for the year ended December 31, 2018. The increase in grant income of $1.4 million was related to an increase in reimbursable expenditures submitted in 2019 to the UK government.

Research and Development Expenses

Research and development expenses increased to $105.4 million for the year ended December 31, 2019 from $48.3 million for the year ended December 31, 2018. Cash costs, which exclude depreciation as well as share-based compensation, increased to $83.4 million from $41.5 million. The increase in research and development cash costs of $41.9 million consisted primarily of an increase in compensation-related costs of $20.0 million primarily due to an increase in headcount to support the advancement of our product candidates in clinical development and investment in manufacturing facilities and equipment, an increase of $4.1 million in research and manufacturing consumables, in part due to the migration and expansion of our research and process development laboratories from Forest House to our new location in the Media Works facility, preparations in advance of any potential disruption to supply arrangements that may occur due to Brexit, as well as validation and training costs as part of the start-up at the Catapult facility, an increase of $10.2 million in facility costs primarily related to the increased leased facilities, an increase of $3.8 million in project expenses related to the activities necessary to prepare, activate, and monitor clinical trial programs, an increase of $1.5 million in legal and professional fees that includes a decrease in milestone payments of $0.5 million consisting of a milestone payment payable to UCL Business plc in 2018 and a milestone payment payable to Noile-Immune Biotech Inc. in 2019, and an increase in IT and general office expenses of $2.3 million.

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
We do not currently have any approved products and have never generated any revenue from product sales. We have funded our operations to date primarily with proceeds from government grants and sales of our preferred and ordinary shares. Through December 31, 2020, we have received aggregate net cash proceeds of $516.1 million from sales of our equity securities. As of December 31, 2020, we had cash of $153.3 million. We raised additional net proceeds of $123.4 million from the sale of ADSs under our at-the-market facility in January 2021 and our follow-on capital raise in February 2021.
We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments described below. We also do not currently have any off-balance sheet arrangements.
ATM Facility

In September 2020, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $100.0 million from time to time through Jefferies, acting as sales agent. Any such sales, made through our sales agent can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. We agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the year ended December 31, 2020, we did not sell any ADSs under the Sales Agreement.

As of the date of this Annual Report, we have sold an aggregate of 1,718,506 ADSs under the Sales Agreement, for net proceeds of $15.3 million.

Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,
			(unaudited)
	2020	2019	2018
	(in thousands)
Net cash used in operating activities	$(117,758)	$(101,484)	$(42,525)
Net cash used in investing activities	(14,681)	(18,668)	(13,189)
Net cash provided by financing activities	74,415	108,863	156,487
Effect of exchange rate changes on cash	679	5,164	(12,202)
Net (decrease) increase in cash	$(57,345)	$(6,125)	$88,571

Net Cash Used in Operating Activities

During the year ended December 31, 2020, operating activities used $117.8 million of cash, resulting from our net loss of $142.1 million, offset by net cash used resulting from changes in our operating assets and liabilities of $1.4 million and by non-cash charges of $22.9 million. The non-cash charges primarily related to share based compensation of $20.1 million and depreciation of $5.7 million, offset by a gain on lease incentive of $1.3 million and a gain on lease termination of $0.2 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2020 consisted primarily of a $5.3 million increase in prepaid expenses and other assets, current and non-current and $0.5 million increase in long term deposits, offset in part by a $7.0 million increase in accounts payable and accrued expenses and other liabilities.

During the year ended December 31, 2019, operating activities used $101.5 million of cash, resulting from our net loss of $123.8 million, and net cash used resulting from changes in our operating assets and liabilities of $16.2 million, partially offset by non-cash charges of $38.6 million, primarily related to share based compensation of $30.2 million and leasehold improvement impairment of $4.1 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of a $21.0 million increase in prepaid expenses and other assets, current and non-current offset in part by a $3.5 million increase in accounts payable and accrued expenses and other liabilities.

During the year ended December 31, 2018, operating activities used $42.5 million of cash, resulting from our net loss of $57.9 million, offset in part by net cash provided by changes in our operating assets and liabilities of $3.7 million and non-cash charges of $11.7 million. Net cash used in changes in our operating assets and liabilities for the year ended December 31, 2018 consisted primarily of a $9.3 million increase in prepaid expenses and other assets, current and non-current and a $1.3 million increase in long-term deposits, partially offset by a $12.9 million increase in accrued expenses and other liabilities and a $1.3 million increase in accounts payable.

Net Cash Used in Investing Activities

During the years ended December 31, 2020 and 2019, we used $14.7 million and $18.7 million, respectively, of cash in investing activities, which consisted primarily of purchases of property and equipment.

During the years ended December 31, 2019 and 2018, we used $18.7 million and $13.2 million, respectively, of cash in investing activities, all of which consisted primarily of purchases of property and equipment.

Net Cash Provided by Financing Activities

    During the years ended December 31, 2020 and 2019, net cash provided by financing activities was $74.4 million and $108.9 million, respectively, consisting of net cash proceeds from our January 2020 and April 2019 follow-on capital raises.

During the year ended December 31, 2019 and 2018, net cash provided by financing activities was $108.9 million and $156.5 million, respectively, consisting of net cash proceeds from our April 2019 follow-on capital raise and June 2018 IPO.

Cash Denomination

The following table reflects cash denominations in U.S. dollars and pound sterling as of:

	December 31,
	2020	2019
	(in thousands)
Total cash held	$153,299	$210,643

U.S. dollars	$62,200	$29,800
British sterling*	£66,700	£136,900
* British sterling amount disclosed include immaterial amounts of Swiss franc and Euro account balances.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we:
•seek regulatory approvals for any product candidates that successfully complete preclinical and clinical trials;
•establish a sales, marketing and distribution infrastructure in anticipation of commercializing of any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;
•hire additional clinical, medical, and development personnel;
•expand our infrastructure and facilities to accommodate our growing employee base; and
•maintain, expand and protect our intellectual property portfolio.
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
Based on our current clinical development plans, we believe our existing cash of $153.3 million at December 31, 2020, along with the net proceeds from sale of our ADSs in January and February 2021 of $123.4 million, will enable us to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities;
•the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;
•the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;
•the costs and timing of hiring new employees to support our continued growth;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
•the extent to which we in-license or acquire additional product candidates or technologies.

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
Lease, Purchase, and Other Obligations
We have operating lease obligations related to our property, plant and equipment. The details of these leases are disclosed in Item 4D. "Property, Plant and Equipment." within this annual report. The obligations related to the leases arrangements both short- and long-term is given in the Notes to the Consolidated Financial Statements, specifically, Note 11, "Commitment and Contingencies."

We enter into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancellable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancellable obligations of our service providers, up to the date of cancellation.
We have contingent payment obligations that we may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under our license agreements with UCLB and Noile-Immune Biotech; however, the amount, timing and likelihood of such payments are not known as of December 31, 2020.
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
Share-Based Compensation
We issue ordinary shares as well as options and other securities exercisable for or convertible into ordinary shares or ADSs, as incentives to our employees and directors, and employees and consultants of our subsidiaries. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of our 2017 Share Option Plan, or the 2017 Plan, or pursuant to the terms of our 2018 Equity Incentive Plan, or the 2018 Plan. Options granted under the 2017 Plan and 2018 Plan, as well as shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, or performance awards, once the performance criteria is achieved, the performance awards are then subject to a four-year service vesting with 25% of the performance award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years. For certain members of senior management and directors, the board has approved an alternative vesting schedule for the equity awards. The options granted under the 2017 Plan and 2018 Plan generally expire ten years from the date of grant. We expect our share-based compensation expense for awards granted to employees, directors and other service providers to increase in future periods due to the planned increases in our headcount, particularly as we move toward commercialization of our product candidates.
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
Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 2.5 years. Therefore, we use a combination of the historical volatility of our ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.
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
We evaluate the realizability of our deferred tax assets at each reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more likely than not realizable, we establish a valuation allowance.
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
C.Research and development, patents and licenses, etc.
Full details of our research and development activities and expenditures are given in Item 4.B. "Information on the Company – Business Overview” and Item 5.A. "Operating Results” within this Annual Report.
D. Trend information.
See Item 5.A. "Operating Results” and Item 5.B. "Liquidity and Capital Resources” within this Annual Report.
E. Off-balance sheet arrangements.
We have elected to voluntarily comply with Item 5.E of the Instructions to Form 20-F, as effective February 10, 2021 and are omitting this disclosure in reliance thereon.
F. Tabular disclosure of contractual obligations.
We have elected to voluntarily comply with Item 5.F of the Instructions to Form 20-F, as effective February 10, 2021 and are omitting this disclosure in reliance thereon. These disclosures are now incorporated into Item 5.B. "Liquidity and Capital Resources” within this Annual Report.
G. Safe harbor.
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.
Item 6. Directors, Senior Management and Employees

A.Directors and senior management.
The following table sets forth information regarding members of our senior management and our directors, including their ages as of March 1, 2021.

NAME	AGE	POSITION(S)
Senior Management:
Christian Itin, Ph.D.	56	Chief Executive Officer and Chairman of the Board of Directors
Andrew Oakley	58	Senior Vice President, Chief Financial Officer
Martin Pulé, MBBS	48	Senior Vice President, Founder, Chief Scientific Officer
Muhammad Al-Hajj, Ph.D.	50	Senior Vice President, Translational Sciences
Christopher Vann	56	Senior Vice President, Chief Operating Officer
Matthias Alder	56	Senior Vice President, Chief Business Officer and Company Secretary
David Brochu	65	Senior Vice President, Chief Technical Officer

Non-Executive Directors:
Joseph Anderson, Ph.D.	61	Director
Jay Backstrom, M.D., MPH	66	Director
Linda Bain	50	Director
John Berriman	72	Director
Cynthia Butitta	66	Director
Kapil Dhingra, M.D.	61	Director
Martin Murphy, Ph.D.	52	Director

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

David Brochu has served as our Senior Vice President, Chief Technical Officer since January 2021, our Senior Vice President, Head of Product Delivery between October 2019 and his promotion, and our Vice President of Technical Operations between March and October 2019. David previously served at Kedrion USA as vice president of technical operations and program head for Kedrion SpA’s next generation IVIG development and industrialization effort. In this position, David also established various operations functions for the company, including manufacturing, supply chain, engineering, quality, regulatory, program management, and development in support of this effort. Prior to this, he was the vice president of plasma collection operations for Talecris Biotherapeutics (formerly Bayer HealthCare LLC), where he led the operations buildout in the Western United States. Earlier in his career, David was the senior director of process development and technology at Talecris leading the preparation and implementation of the technology, process development, and facilities investment strategy for the plasma products business. In this role he led teams of scientists, engineers and technicians in the development of new protein therapeutics from research to commercial launch. Prior to Talecris, he held engineering and technical operations leadership roles at Bayer and Warner Lambert in the US, EU and South America. David has over 30 years of operational and development experience. He received a B.S. in chemical engineering from Northeastern University.
Non-Executive Directors
Joseph Anderson, Ph.D. has served on our board of directors since February 2016. He is a Partner in the Sofinnova Crossover Fund, which he joined in October 2020. Previously, he was the chief executive officer and a member of the board of directors of Arix Bioscience plc, a global life sciences company, where he held similar positions since January 2016. He has founded and managed public equity funds and been a member of the following boards of directors: Algeta ASA (acquired by Bayer AG) from 2009 to 2013, Amarin plc from October 2009 to 2013, Cytos Biotechnology Ltd, a biotechnology company, from 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016 and Epigenomics AG from 2012 to 2014. He was a partner at Abingworth LLP, an international investment group dedicated to the life sciences and healthcare sectors, from January 2004 through December 2015. From October 1999 through December 2003, Dr. Anderson was previously at First State Investments in London, part of the Commonwealth Bank of Australia, where he was head of global healthcare equities and portfolio manager. Prior to this, he was a pharmaceuticals analyst at investment bank, Dresdner Kleinwort Benson from June 1998 through October 1999. From 1990 to 1998, Dr. Anderson established and was head of the strategy unit at The Wellcome Trust, one of the world’s largest medical foundations. Dr. Anderson holds a Doctor of Philosophy in Biochemistry from the University of Aston and a Bachelor of Science in Biological Science from Queen Mary College, University of London. He was originally nominated to our board of directors by Arix Bioscience Holdings Limited pursuant to our March 2016 Subscription and Shareholders’ Agreement, which granted Arix the right to appoint one individual as a director, and re-elected to a three-year term at our 2019 Annual General Meeting of Shareholders. We believe that Dr. Anderson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.
Jay T. Backstrom, MD, MPH has served on our board of directors since August 2020. Dr. Backstrom has served as Executive Vice President, Research and Development, at Acceleron Pharma since December 2019. He previously served as the Chief Medical Officer for the Celgene Corporation since April 2016. Dr. Backstrom joined Celgene in March 2008 as vice president of clinical research and development for the MDS and AML therapeutic area. He subsequently served as senior vice president of clinical research and development for hematology and oncology and the head of global regulatory affairs before being appointed the Chief Medical Officer, a position he held up through the completion of the Bristol Myers Squibb-Celgene merger in December 2019. After earning his medical degree at the Lewis Katz School of Medicine at Temple University in Philadelphia, he completed his medical training including serving as Chief Medical Resident in the Department of Medicine at Temple University Hospital. Dr, Backstrom received a master’s degree in public health from Saint Louis University. We believe that Dr. Backstrom is qualified to serve on our board of directors because of his extensive experience as a pharmaceutical company executive and in the clinical development and regulation of pharmaceuticals, including CAR T therapies.
Linda Bain has served on our board of directors since June 2018. She currently serves as the chief financial officer of Codiak BioSciences, Inc., a position she has held since December 2015. She has also served as a non-executive director of Arvinas, Inc. since June 2020. Prior to joining Codiak, Ms. Bain served as the chief financial officer and treasurer of Avalanche Biotechnologies, Inc. from April 2014 until November 2015. Previously, Ms. Bain served at bluebird bio, Inc., a gene therapy biotechnology company, as vice president of finance and business operations from October 2011 to March 2014, and chief accounting officer and treasurer from June 2013 to March 2014. From September 2008 to September 2011, Ms. Bain served as vice president of finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments, and from May 2000 to September 2007, she held a number of positions at AstraZeneca plc. She received her B.S. degree in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa. Ms. Bain is a certified public accountant. We believe that Ms. Bain is qualified to serve on our board of directors because of her extensive experience in our industry, her background in accounting and finance and her leadership skills.
John Berriman has served on our board of directors since August 2014. He has served as chairman of the boards of directors of Confo Therapeutics NV since December 2016, Depixus SAS since December 2015, and Autifony Therapeutics Ltd since 2011. He previously served as chairman of the board of directors of ReNeuron Group plc between April 2015 and September 2020; as chairman of the board of directors of Heptares Therapeutics Ltd from 2007 until it was sold to Sosei Group in February 2015; as chairman of the board of directors of Algeta ASA from 2004 through its listing on the Oslo Stock Exchange in 2007 and subsequently served as deputy chairman from 2008 until it was sold to Bayer AG in 2014; and as a director of Micromet, Inc. from May 2006 until it was sold to Amgen Inc. in 2012. Prior to this, from 1997 to 2004, he was a director of Abingworth Management, an international healthcare venture capital firm, where he was involved in founding, financing and serving as a director of several biotechnology companies in Europe and the United States, many of which obtained listings on public stock exchanges. Prior to that, Mr. Berriman spent 14 years with Celltech Group plc and was a member of its board when it listed on the London Stock Exchange in 1994. He holds a Master’s degree in Chemical Engineering from the University of Cambridge and an M.B.A. from the London Business School. We believe that Mr. Berriman is qualified to serve on our board of directors because of his extensive experience in our industry, including his strategic management and operational experience, his experience serving on public company boards and his experience with public offerings, private investments and mergers.
Cynthia Butitta has served on our board of directors since March 2018. Ms. Butitta served as the executive vice president and chief financial officer of Kite Pharma Inc., a biopharmaceutical company, from January 2014 to May 2016 and as its chief operating officer from March 2014 to September 2017. From May 2011 to December 2012, she was senior vice president and chief financial officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served as chief operating officer of Telik, Inc., a biopharmaceutical company, from March 2001 to December 2010 and as its chief financial officer from August 1998 to December 2010. Ms. Butitta also served as principal accounting officer of Telik, Inc. until December 2010. She has served as a director of publicly held biopharmaceutical companies UroGen Pharma Ltd. since October 2017, and Olema Pharmaceuticals Inc. since August 2020. Ms. Butitta holds a B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin and an M.B.A. in Finance from the University of Wisconsin, Madison. We believe that Ms. Butitta is qualified to serve on our board of directors because of her extensive financial and operational experience within the biotechnology and high-technology industries, as well as her leadership skills.

Kapil Dhingra, M.D. has served on our board of directors since August 2014. Dr. Dhingra currently serves as the managing member of KAPital Consulting, LLC, a healthcare consulting firm that he founded in June 2008. Dr. Dhingra has over 25 years of experience in oncology clinical research and drug development. From 1999 to 2008, Dr. Dhingra worked at Hoffmann-La Roche,where he served in roles of increasing responsibility, most recently as vice president, head of the oncology disease biology leadership team and head of oncology clinical development. From 2000 to 2008, he held a clinical affiliate appointment at Memorial Sloan Kettering Cancer Center. From 1996 to 1999, Dr. Dhingra worked at Eli Lilly and Company where he served in roles of increasing responsibility, most recently as senior clinical research physician. Dr. Dhingra also served as a clinical associate professor of medicine at the Indiana University School of Medicine from 1997 to 1999. Prior to Eli Lilly and Company, Dr. Dhingra was a member of the faculty of the MD Anderson Cancer Center of the University of Texas from 1989 to 1996. Dr. Dhingra has served on the boards of directors of Replimune Limited, a biotechnology company, since July 2017, Median Technologies, a medical imaging software company, since June 2017, Five Prime Therapeutics, Inc., a biotechnology company, since December 2015, and Black Diamond Therapeutics, Inc. since January 2021. Dr. Dhingra previously served as a member of the boards of directors of BioVex from 2009 until its acquisition by Amgen Inc. in 2011, Micromet, Inc. from February 2009 until its acquisition by Amgen Inc. in 2012, YM Biosciences Inc. from 2012 until its acquisition by Gilead Sciences, Inc. in February 2013, Algeta ASA from 2010 until its acquisition by Bayer in March 2014 and EpiTherapeutics ApS from January 2014 until its acquisition by Gilead in May 2015, Advanced Accelerator Applications S.A., a pharmaceutical company, from April 2014 until its acquisition by Novartis in January 2018, and Exosome Diagnostics from 2012 until its acquisition by Bio-Techne Corporation in August 2018. Dr. Dhingra holds an M.D. from the All India Institute of Medical Services in New Delhi, India and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center of New York Medical College and Emory University School of Medicine. We believe that Dr. Dhingra is qualified to serve on our board of directors because of his extensive experience in executive positions with several pharmaceutical companies and in the clinical development of pharmaceuticals in several therapeutic areas, including in oncology, and his experience serving on the boards of several publicly traded life science companies.
Martin Murphy, Ph.D. has served on our board of directors since September 2014. He has served as the chief executive officer of Syncona Investment Management Limited, part of the global life science company Syncona Ltd, since December 2016 and previously founded Syncona Partners LLP and served as its chief executive officer from May 2012 to December 2016. Previously, he was a partner at MVM Life Science Partners LLP, a venture capital company focused on life science and healthcare investments, from 2003 to 2012. During his time at MVM, Dr. Murphy was a member of the management and investment committees and led MVM’s European operations. Before MVM, Dr. Murphy worked at 3i Group plc and McKinsey & Company. He has a Ph.D. in Biochemistry from the University of Cambridge. Dr. Murphy was originally nominated to our board of directors by Syncona Portfolio Limited pursuant to our September 2014 Subscription and Shareholders’ Agreement, which granted Syncona the right to appoint two individuals as directors, and was re-elected to a three-year term at our 2019 Annual General Meeting of Shareholders. We believe that Dr. Murphy is qualified to serve on our board of directors because of his extensive experience as an investor, particularly in the life sciences industry.
Family Relationships
There are no family relationships among any of our senior management or our directors.

B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2020 to provide pension, retirement or similar benefits to, our directors, members of our senior management and non-employee directors.

Director Compensation

For the year ended December 31, 2020, the table below sets forth the compensation paid to our directors. In the case of Dr. Itin, our chief executive officer, the table below sets forth the compensation paid to him for services as a member of our senior management. He does not receive any compensation for serving as an executive director. All such amounts are established and paid in pounds sterling.

Name	Salary/Fees	Annual Bonus	Pension Benefit	All Other Compensation	Total
Christian Itin, Ph.D. Executive Director	£381,615	£191,344	£—	£2,543,717	£3,116,676
Joseph Anderson, Ph.D. Non-Executive Director	£37,050	£—	£—	£86,766	£123,816
Jay Backstrom, M.D, MPH Non-Executive Director	£16,500	£—	£—	£73,139	£89,639
Linda Bain Non-Executive Director	£42,750	£—	£—	£133,006	£175,756
John Berriman Non-Executive Director	£48,450	£—	£—	£104,653	£153,103
Cynthia Butitta Non-Executive Director	£38,475	£—	£—	£117,873	£156,348
Kapil Dhingra, M.D. Non-Executive Director	£45,600	£—	£—	£104,653	£150,253
Martin Murphy, Ph.D. Non-Executive Director	£32,775	£—	£—	£86,766	£119,541
Non-Executive Letters of Appointment

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors.

Non-Executive Director Compensation Policy

In January 2020, following market research and advice from its compensation consultant, our board of directors amended our non-executive director compensation policy.

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

Non-executive directors are eligible to receive cash compensation as follows:

Annual Cash Retainer (£)
Annual retainer	30,000
Additional retainer for lead independent director	12,000
Additional retainer for audit committee chair	12,000
Additional retainer for audit committee member	6,000
Additional retainer for compensation committee chair	9,000
Additional retainer for compensation committee member	4,500
Additional retainer for nominating and governance committee chair	6,000
Additional retainer for nominating and governance committee member	3,000
Additional retainer for research and development committee chair	12,000
Additional retainer for research and development committee member	6,000

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

Annual Awards

On the date of each of our annual meeting of shareholders, each non-executive director that continues to serve will be granted an option to purchase 12,500 of our ADSs or ordinary shares, which will vest in equal monthly installments through the first anniversary of the grant date.

Senior Management Compensation
The compensation for each member of our executive management comprises the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term incentives. For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our senior management for services, whether or not a director, in all capacities was $10.6 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of $8,100 in the year ended December 31, 2020.

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
Administration and Eligibility
Our Chief Executive Officer is responsible for the administration of the Management Incentive Compensation Plan; however, the compensation committee of the board of directors is responsible for approving any incentive awards to our Chief Executive Officer and other members of our senior management.
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

Outstanding Equity Awards, Grants and Option Exercise

The following table summarizes the options that we granted to members of our board of directors and senior management pursuant to the terms of the 2017 Plan or 2018 Plan during the year ended December 31, 2020.

Name	Ordinary Share Underlying Option	Exercise Price	Grant Date	Expiration Date
Senior Management
Nushmia Khokhar, M.D.*	20,000	13.97	8/3/2020	8/3/2030
Non-Executive Directors
Joseph Anderson, Ph.D.	12,500	13.25	6/18/2020	6/18/2030
Jay Backstrom, M.D, MPH	25,000	13.97	8/3/2020	8/3/2030
Linda Bain	12,500	13.25	6/18/2020	6/18/2030
John Berriman	12,500	13.25	6/18/2020	6/18/2030
Cynthia Butitta	12,500	13.25	6/18/2020	6/18/2030
Kapil Dhingra, M.D.	12,500	13.25	6/18/2020	6/18/2030
Martin Murphy, Ph.D.	12,500	13.25	6/18/2020	6/18/2030

* Dr. Khokhar, our Senior Vice President, Clinical Development since August 2020, has resigned from the Company effective mid-March 2021.

As of December 31, 2020, members of our board of directors and senior management held options to purchase an aggregate of 3,247,041 ordinary shares and restricted share awards covering an aggregate of 1,610,946 ordinary shares. No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2020.

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

Shares Available for Awards

    The maximum number of ordinary shares that may be issued under our 2018 Plan was initially 3,281,622 shares, which consists of 3,025,548 ordinary shares under the 2018 Plan at the time of its adoption and 256,074 ordinary shares that remained available for future grants under the 2017 Plan at the time of its termination. Additionally, the number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30 of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. As of December 31, 2020, an updated maximum of 8,778,719 ordinary shares may be issued under the 2018 Plan, of which 4,071,011 were available for future grant as of that date. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options.

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

C. Board practices.
Composition of Our Board of Directors

Our board of directors presently has eight members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Drs. Anderson, Backstrom, Dhingra and Murphy, Mses. Butitta and Bain and Mr. Berriman, representing seven of our eight directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
In accordance with our Articles of Association, our board of directors are divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•Class I, which consists of Joseph Anderson, Jay Backstrom and Martin Murphy, whose terms will expire at our 2022 annual general meeting;
•Class II, which consists of John Berriman and Kapil Dhingra, whose terms will expire at our 2023 annual general meeting; and
•Class III, which consists of Christian Itin, Cynthia Butitta and Linda Bain, whose terms will expire at our 2021 annual general meeting.
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
The primary functions of the audit committee include:
•recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;
•the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
•reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and
•reviewing, approving or ratifying any related party transactions.
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
The primary functions of the compensation committee include:
•identifying, reviewing, overseeing and proposing policies relevant to the compensation and benefits of our directors and senior management;

•evaluating the performance of senior management in light of such policies and reporting to the board; and
•overseeing and administering our share option plan, equity incentive plan and other benefit plans in operation from time to time.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee is composed of Dr. Dhingra (chairman), Dr. Anderson and Ms. Bain.
The primary functions of the nominating and corporate governance committee include:
•drawing up selection criteria and appointment procedures for directors;
•recommending nominees for appointment to our board of directors and its corresponding committees; and
•assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.
Research and Development Committee
    The research and development committee is composed of Drs. Dhingra (chairman), Backstrom, Itin and Murphy.
    The primary functions of the research and development committee include:
•overseeing the Company's scientific, technical, research and development strategy, and the implementation thereof;
•advising our board of directors and management regarding program prioritization, clinical development strategy, regulatory strategy and interactions, intellectual property, product manufacture and supply, and related matters; and
•reviewing and assessing business development opportunities related to research collaborations, licensing or strategic transactions.

D. Employees.
As of December 31, 2020, we had 376 full-time employees, 88 of whom hold Ph.D. or M.D. degrees. Of these 376 employees, 317 are engaged in research and development activities and 59 are engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

	At December 31,
	2020	2019	2018
Function:
Administrative	59	43	38
Research and development	317	247	162
Total	376	290	200
Geography:
United Kingdom	340	251	177
Germany and Switzerland	2	6	3
United States	34	33	20

E. Share ownership.
For information regarding the share ownership of our directors and members senior management, see Item 6.B—"Compensation” and Item 7.A—"Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A.Major shareholders.

    The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 12, 2021 by:

•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our current directors and each member of our senior management; and
•all of our directors and senior management as a group.
    Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 12, 2021. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.  Percentage ownership calculations are based on 70,507,309 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of February 12, 2021.
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

NAME OF BENEFICIAL OWNER	Number of Ordinary Shares Beneficially Owned (#)	Percent of Ordinary Shares Beneficially Owned (%)
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	19,527,162	27.7%
PPF Capital Partners Fund B.V. (2)	14,251,020	20.2%

Senior Management and Directors:
Christian Itin, Ph.D. (3)	1,450,403	2.0%
Andrew Oakley (4)	256,657	*
Martin Pulé, MBBS (5)	808,332	1.1%
Muhammad Al-Hajj, Ph.D. (6)	178,481	*
Christopher Vann (7)	290,549	*
Matthias Alder (8)	297,260	*
David Brochu (9)	71,664	*
Nushmia Khokhar (10)	94,054	*
Joseph Anderson, Ph.D. (11)	34,374	*
Jay Backstrom, M.D., MPH (12)	5,555	*
Linda Bain (13)	55,959	*
John Berriman (14)	182,805	*
Cynthia Butitta (15)	80,676	*
Kapil Dhingra, M.D. (16)	120,011	*
Martin Murphy, Ph.D. (17)	19,561,536	27.7%

All directors and senior management as a group (15 persons) (18)	23,488,316	32.5%

* Represents beneficial ownership of less than one percent.
(1)The information shown is based, in part, upon disclosures filed on a Schedule 13G/A on February 12, 2020 by Syncona Portfolio Limited. The number reported consists of (i) 12,180,333 ordinary shares and (ii) 3,775,401 ADSs. In addition, 3,571,428 ADS were purchased from the Company's February 2021 offering. Syncona Portfolio Limited is a wholly owned subsidiary of Syncona Holdings Limited, which, in turn, is a wholly controlled subsidiary of Syncona Limited, a publicly-listed company. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the securities held by Syncona Portfolio Limited. Investment and voting decisions with respect to these securities are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, St Julian's Avenue, St Peter Port, Guernsey GY1 3RD, Channel Islands.
(2) The information shown is based, in part, upon disclosures filed on a Schedule 13D/A on August 13, 2020 by PPF Capital Partners Fund B.V., PPF Group N.V. and Petr Kellner. The number reported consists of 14,251,020 ADSs. The principal shareholder of PPF Capital Partners Fund B.V. is PPF Group N.V., which is ultimately beneficially owned by Petr Kellner. The address of the principal office of each of PPF Group and PPF Capital is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands. The address of the principal office of Petr Kellner is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.
(3) Consists of (i) 1,066,009 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 384,394 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(4) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(5) Consists of (i) 538,677 ordinary shares, (ii) 160,064 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 109,591 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.

(6) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(7) Consists of (i) 112,211 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 178,338 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(8) Consists of (i) 125,588 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 171,672 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(9) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(10) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(11) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(12) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(13) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(14) Consists of (i) 62,794 ordinary shares and (ii) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 46,474 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(15) Consists of (i) 10,000 ADSs and (ii) 70,676 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021
(16) Consists of (i) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 46,474 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(17) Consists of (i) the shares set forth in footnote (1) above. Dr. Murphy is the chief executive officer of Syncona Investment Management Limited (both Syncona Investment Management Limited and Syncona Portfolio Limited are subsidiaries of Syncona Limited) and (ii) and 34,374 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.
(18) Consists of (i) 20,138,633 ordinary shares, (ii) 1,610,946 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 1,738,737 ordinary shares underlying options that are vested and exercisable within 60 days of February 12, 2021.

    The significant changes in the beneficial ownership percentage held by our major shareholders during the past three years result from our June 2018 initial public offering of ADSs, and our April 2019, January 2020, and February 2021 follow-on offerings of ADSs and the dilution resulting from these offerings.

    As of February 12, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 27.5% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 82 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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
    For so long as we qualify as a foreign private issuer, a related person will be any:
•enterprise that directly or indirectly controls or is controlled by or is under common control with us;
•enterprise over which we have a significant influence or which has significant influence over us;
•individual owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family;
•persons having authority or responsibility for planning, directing or controlling our activities, including directors and senior management and close members of such individuals’ families; or
•enterprise in which a substantial interest in our voting power is owned, directly or indirectly, by any person described above or over which such a person is able to exercise significant influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.
    If we cease to be a foreign private issuer, then, under our policy, a related person will be any:
•person who is, or at any time since the beginning of our last fiscal year was, a director or member of senior management of us or a nominee to become a director of us;
•security holder known by us to be the beneficial owner of more than 5% of any class of our voting securities;
•immediate family member of any of the foregoing; and
•firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or similar control position or in which such person has a 5% or greater beneficial ownership interest.

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
Transactions with Our Principal Shareholders, Directors and Members of our Senior Management

The following is a description of related party transactions we have entered into since January 1, 2018 with our directors, members of our senior management and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds $120,000 and that are material to us, other than the compensation arrangements we describe in Item 6.B. “Management - Compensation of Senior Management and Directors.”

Participation in April 2019 Public Offering
In our April 2019 public offering, Syncona Portfolio Limited and Arix Bioscience Holdings Limited purchased 1,000,000 ADSs and 208,333 ADSs, respectively. This purchase was made through the underwriters at the public offering price.

Participation in January 2020 Public Offering
In our January 2020 public offering, Syncona Portfolio Limited purchased 1,363,636 ADSs. This purchase was made through the underwriters at the public offering price.

Participation in February 2021 Public Offering
    In our February 2021 public offering, Syncona Portfolio Limited purchased 3,571,428 ADSs. This purchase was made through the underwriters at the public offering price.

Entities affiliated with Syncona
In September 2020, we entered into a license agreement with an investee company of Syncona Portfolio Limited, a holder of more than 5% of our share capital. This agreement generated $242,000 of license revenue which is recognized in the Consolidated Statement of Operations for the year ended December 31, 2020.
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
Registration Rights Agreement
    We have entered into a registration rights agreement with certain of our existing shareholders pursuant to which we have granted them customary registration rights for the resale of the ordinary shares held by certain of our existing shareholders.
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

A.Offer and listing details.

    Our ADS began trading on the Nasdaq Global Select Market under the symbol “AUTL” since June 22, 2018. Prior to that date, there was no public trading market for ADSs or our ordinary shares.
B. Plan of distribution.
    Not applicable.

C. Markets.
    Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “AUTL” since June 22, 2018. Our ordinary shares are not listed.

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

As of February 12. 2021, our issued capital share consisted of 70,507,309 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.

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
A share buy-back by a company of its shares will give rise to U.K. stamp duty reserve tax and stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty reserve tax or stamp duty will be paid by the company. The charge to stamp duty reserve tax will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
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
Other Relevant United Kingdom Laws and Regulations
Mandatory Bid
(i)    The Takeover Code does not currently apply to the company. However if the company were to become subject to the Takeover Code in the future, the following provisions will apply. Under Rule 9 of the Takeover Code, where:
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

We entered into an underwriting agreement with J.P. Morgan Securities LLC and Jefferies LLC as representatives of the underwriters, on January 22, 2020, with respect to the ADSs sold in our January 2020 public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

We entered into an underwriting agreement with J.P. Morgan Securities LLC and Wells Fargo Securities, LLC as representatives of the underwriters, on February 9, 2021, with respect to the ADSs sold in our February 2021 public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

Sales Agreement

On September 18, 2020, we entered into an Open Market Sale AgreementSM with Jefferies LLC, or the Sales Agreement, pursuant to which we may issue and sell our ADSs having aggregate offering sales proceeds of up to $100,000,000, from time to time, in an at-the-market offering pursuant to which Jefferies will act as sales agent. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which we and Jefferies have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Each party has right, by giving written notice as specified in the Sales Agreement, to terminate the sales agreement.

University College of London Business Ltd. (UCLB) License

In September 2014, we entered into an exclusive license agreement, or the License, with UCL Business Ltd., or UCLB, the technology transfer company of University College London, or UCL, to obtain licenses to certain technology rights in the field of cancer therapy and diagnosis. In March 2016 and March 2018, the License was amended to include additional rights. In October 2020, the License was again amended and restated to reflect our election to have various UCLB patent rights assigned to us, as well as to provide us with access to additional licensed technologies. The License contains customary indemnification and other risk allocation terms with respect to the licensed technologies and our uses thereof.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders
    The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies, and certain other financial institutions;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs;

•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities or government organizations;
•S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•regulated investment companies or real estate investment trusts;
•persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
•persons that own or are deemed to own 10 percent or more of our shares including shares represented by ADSs (by vote or value); and
•persons holding our ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.
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
    A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs who is eligible for the benefits of the Treaty and is:
(i)a citizen or individual resident of the United States;
(ii)a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(iii)an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(iv)a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
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
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
•at least 75% of its gross income is passive income (such as interest income); or
•at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.
    We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).
    Based on our current estimates of expected gross assets and income for the current taxable year, we do not believe we will be a PFIC for the year ending December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ending December 31, 2020 or with regard to our PFIC status in the past or in the future.
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
    For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ADSs, unless (i) such U.S. Holder makes a QEF Election with respect to all taxable years of a U.S. Holder’s holding period during which we are a PFIC or makes a purging election to cause a deemed sale of the ADSs at their fair market value in conjunction with a QEF election (however, as discussed above, such elections are expected and assumed not to be available) or (ii) our ADSs constitute “marketable“ securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
    Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
    This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;
•persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis.
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
    However, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital.
    Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.
Transfers of ADSs
No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.
No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

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
Interest Rate Risk
    As of December 31, 2020 and 2019, we had cash of $153.3 million and $210.6 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash and cash equivalents have been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and we, therefore, do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.
Foreign Currency Exchange Risk
    We maintain our consolidated financial statements in our functional currency, which is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded a foreign exchange loss of $0.2 million for the year ended December 31, 2020, a foreign exchange gain of $4.6 million for the year ended December 31, 2019, $1.1 million for the three months ended December 31, 2018, and a $4.0 million foreign exchange loss for the year ended December 31, 2018, respectively, which are included in other income in the statements of operations and comprehensive loss.
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

A. Debt Securities
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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.     Not applicable.

B.     Not applicable.

C.     Not applicable.

D.     Not applicable.

E.     Use of Proceeds.

    Not applicable.

Item 15. Controls and Procedures.
A.Disclosure Controls and Procedures.
    We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting.

    Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

    Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

    Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
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
Item 16B. Code of Ethics.
    We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at https://www.autolus.com/investor-relations/corporate-governance/documents-charters. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C. Principal Accountant Fees and Services.

    Ernst & Young LLP has served as our independent registered public accountant since September 2017 and has audited our consolidated financial statements for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018 and the years ended September 30, 2018, 2017 and 2016.

    The following table shows the aggregate fees for services rendered by Ernst & Young LLP to us and our subsidiaries for the year ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019*
	(in thousands)
Audit fees	$697	$649
Audit-related fees	247	114
Total	$944	$763

*Fees for 2019 have been reclassified for comparability due to a change in the definitions for audit fees and audit-related fees in the current year

Audit fees.  Audit fees consisted of fees for the audit of our annual financial statements and other professional services provided in connection with the statutory and regulatory filings or engagements, including fees for the review of our interim financial information.

Audit-related fees. Audit related fees include fees for assurance reporting on our current and historical financial information included in our SEC registration statements in connection with our follow-on capital raises and our at-the-market facility program, including services that generally only the independent accountant can reasonably provide such as comfort letters.

Audit Committee Pre-Approval Policies and Procedures
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to us provided by Ernst & Young LLP during the year ended December 31, 2020 have been pre-approved by the audit committee.
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

Item 16F. Change in Registrant’s Certifying Accountant.
Not applicable

Item 16G. Corporate Governance.
    We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:
▪Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events.
▪Exemption from Section 16 rules requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades in a short period of time, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.
▪Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
▪Exemption from the requirement to have independent director oversight of director nominations.
We intend to follow U.K. corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:
▪We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
▪We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.
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

Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.

		INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	SCHEDULE/ FORM	FILE NUMBER	EXHIBIT	FILE DATE
1.1	Articles of Association of Autolus Therapeutics plc.	Form F-1/A	333-224720	3.1	6/19/18
2.1	Deposit Agreement by and among the registrant, Citibank, N.A., as the Depositary bank and the holders and beneficial owners of American Depositary Shares issued thereunder.	Form F-6/A	333-224837	99.(a)	6/19/18
2.2	Form of American Depositary Receipt (included in exhibit 2.1).	Form F-6/A	333-224837	99.(a)	6/19/18
2.3	Autolus Therapeutics plc, Registration Rights Agreement, dated as June 26, 2018
2.4	Description of Securities	Form 20-F	001-38547	2.4	3/3/20
4.1#	License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business Ltd., as amended on March 2, 2016 and March 28, 2018.	Form F-1/A	333-224720	10.1	5/10/18
4.2#	Supply Agreement, dated as of March 23, 2018, by and between the registrant and Miltenyi Biotec GmbH.	Form F-1/A	333-224720	10.2	6/8/18
4.3+	Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.3	6/19/18
4.4+	Non-employee Sub Plan to the Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.4	6/19/18
4.5+	Management Incentive Compensation Plan.	Form F-1/A	333-224720	10.5	6/8/18

4.6+	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.	Form F-1/A	333-224720	10.6	6/8/18
4.7*†	Amendment to License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business Ltd., dated as of October 15, 2020.
8.1	Subsidiaries of the registrant.	Form 20-F	001-38547	8.1	3/3/20

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young LLP.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

+    Indicates management contract or compensatory plan.
#    Confidential treatment has been granted as to portions of the exhibit (indicated by asterisks). Confidential materials omitted and filed separately with the Securities and Exchange Commission.
*    Filed herewith.
**    Furnished herewith.
†    Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Autolus Therapeutics plc if publicly disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOLUS THERAPEUTICS PLC

Date: March 4, 2021	By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autolus Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autolus Therapeutics plc (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 2020 and 2019, three-month period ended December 31, 2018, and the year ended September 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, the three-month period ended December 31, 2018 and the year ended September 30, 2018, in conformity with U.S. generally accepted accounting principles.

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

Reading, United Kingdom

March 4, 2021

AUTOLUS THERAPEUTICS PLC
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,
	2020	2019
Assets
Current assets:
Cash	$153,299	$210,643
Restricted cash	786	787
Prepaid expenses and other current assets	42,899	37,826
Total current assets	196,984	249,256
Non-current assets:
Property and equipment, net	38,046	28,164
Prepaid expenses and other non-current assets	3,033	—
Right of use asset, net	51,637	23,409
Long-term deposits	2,625	2,040
Deferred tax asset	1,754	410
Intangible assets, net	158	254
Total assets	$294,237	$303,533
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	2,263	1,075
Accrued expenses and other liabilities	27,781	21,398
Lease liability	3,590	2,511
Total current liabilities	33,634	24,984
Non-current liabilities:
Lease liability	50,571	23,710
Total liabilities	84,205	48,694

Shareholders' equity:
Ordinary shares, $0.000042 par value; 200,000,000 shares authorized at December 31, 2020 and 2019, 52,346,231 and 44,983,006 shares issued and outstanding at December 31, 2020 and 2019	3	2
Deferred shares,£0.00001 par value; 34,425 shares authorized, issued and outstanding at December 31, 2020 and 2019	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at December 31, 2020 and 2019	118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	595,016	500,560
Accumulated other comprehensive loss	(5,861)	(8,691)
Accumulated deficit	(379,244)	(237,150)
Total shareholders' equity	210,032	254,839
Total liabilities and shareholders' equity	$294,237	$303,533

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	For the Year Ended December 31,		For the three-months ended December 31,	For the Year Ended September 30,
	2020	2019	2018	2018
Grant income	$1,473	$2,908	$296	$1,407
License revenue	242	—	—	—
Operating expenses:
Research and development	(134,888)	(105,418)	(17,713)	(36,150)
General and administrative	(34,972)	(39,452)	(7,593)	(22,790)
Loss on impairment of leasehold improvements	—	(4,102)	—	—
Total operating expenses, net	(168,145)	(146,064)	(25,010)	(57,533)
Other income (expense):
Interest income	536	2,542	660	1,532
Other income (expense)	1,352	4,514	1,097	3,970
Total other income, net	1,888	7,056	1,757	5,502
Net loss before income tax	(166,257)	(139,008)	(23,253)	(52,031)
Income tax benefit	24,163	15,159	2,605	7,280
Net loss attributable to ordinary shareholders	(142,094)	(123,849)	(20,648)	(44,751)
Other comprehensive (loss) income:
Foreign currency exchange translation adjustment	2,830	6,797	(5,568)	(6,071)
Total comprehensive loss	(139,264)	(117,052)	(26,216)	(50,822)

Basic and diluted net loss per ordinary share	$(2.76)	$(2.88)	$(0.52)	$(1.42)
Weighted-average basic and diluted ordinary shares	51,558,075	43,065,542	39,366,634	31,557,034

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Shareholders’ Equity
(In thousands, except share amounts)

	Ordinary shares		Deferred Shares		Deferred B shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at September 30, 2017	29,962,742	$1	—	$—	—	$—	—	$—	$194,351	$(3,849)	$(47,902)	$142,601
Issuance of ordinary shares, net of issuance costs	10,183,440	1	—	—	—		—	—	156,802		—	156,803
Issuance of deferred shares		—	34,425	—	88,893,548	118	1	—	—	—	—	118
Share-based compensation expense	—	—	—	—	—		—	—	6,765	—	—	6,765
Unrealized loss on foreign currency translation	—	—	—	—	—		—	—	—	(6,071)	—	(6,071)
Net loss	—	—	—	—	—		—	—	—	—	(44,751)	$(44,751)
Balance at September 30, 2018	40,146,182	$2	34,425	$—	88,893,548	$118	1	$—	$357,918	$(9,920)	$(92,653)	$255,465
Share-based compensation expense	—	—	—	—	—	—	—	—	3,393	—	—	3,393
Restricted shares - forfeited	(565)	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	(5,568)	—	(5,568)
Net loss	—	—	—	—	—	—	—	—	—	—	(20,648)	$(20,648)
Balance at December 31, 2018	40,145,617	$2	34,425	$—	88,893,548	$118	1	$—	$361,311	$(15,488)	$(113,301)	$232,642
Issuance of ordinary shares, net of issuance costs	4,830,000	—	—	—	—	—	—	—	108,815	—	—	108,815
Share-based compensation expense	—	—	—	—	—	—	—	—	30,386	—	—	30,386
Restricted shares - forfeited	(4,335)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	11,724	—	—	—	—	—	—	—	48	—	—	48
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	6,797	—	6,797
Net loss	—	—	—	—	—	—	—	—	—	—	(123,849)	(123,849)
Balance at December 31, 2019	44,983,006	$2	34,425	—	88,893,548	$118	$1	—	$500,560	$(8,691)	$(237,150)	$254,839
Issuance of ordinary shares, net of issuance costs	7,250,000	1	—	—	—	—	—	—	73,952	—	—	73,953
Share-based compensation expense	—	—	—	—	—	—	—	—	20,021	—	—	20,021
Restricted shares - forfeited	(1,969)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	115,194	—	—	—	—	—	—	—	483	—	—	483
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	2,830	—	2,830
Net loss		—	—	—	—	—	—	—	—	—	(142,094)	(142,094)
Balance at December 31, 2020	52,346,231	$3	34,425	—	88,893,548	$118	1	—	$595,016	$(5,861)	$(379,244)	$210,032

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		Three Months Ended December 31,	Year Ended September 30,
	2020	2019	2018	2018
Cash flows from operating activities:
Net loss	$(142,094)	$(123,849)	$(20,648)	$(44,751)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,658	4,611	645	1,709
Loss on disposal of fixed assets and intangible assets	—	43	394	8
Non-cash share-based compensation (net of amount capitalized)	20,107	30,212	3,393	6,765
Gain on lease incentive and reassessment	(1,335)	—	—	—
Loss on impairment of leasehold improvements	—	4,102	—	—
Gain on termination of operating lease	(160)	—	—	—
Deferred income tax	(1,344)	(399)	—	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(2,660)	(21,008)	(3,521)	(7,132)
Prepaid expenses and other non-current assets	(2,637)	—	—	—
Long-term deposits	(508)	(702)	(1,285)	—
Accounts payable	1,439	(1,451)	(723)	838
Right of use assets, net	3,670	2,551	—	—
Accrued expenses and other liabilities	5,608	4,958	1,960	11,026
Lease liabilities	(3,502)	(552)	—	—
Net cash used in operating activities	(117,758)	(101,484)	(19,785)	(31,537)
Cash flows from investing activities:
Purchases of property and equipment	(14,681)	(18,341)	(4,422)	(9,119)
Purchase of intangible assets	—	(327)	—	(412)
Net cash used in investing activities	(14,681)	(18,668)	(4,422)	(9,531)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	74,415	108,863	—	156,920
Net cash provided by financing activities	74,415	108,863	—	156,920
Effect of exchange rate changes on cash	679	5,164	(5,327)	(5,833)
Net (decrease) increase in cash	(57,345)	(6,125)	(29,534)	110,019

Cash and restricted cash, beginning of period	211,430	217,555	247,089	137,070
Cash and restricted cash, end of period	154,085	211,430	217,555	247,089

Supplemental cash flow information
Cash paid for taxes	1,841	1,535	—	—

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable or accrued	2,499	2,818	3,343	328
Leased assets terminated and obtained in exchange for operating lease liabilities, net	2,487	—	—	—
Reduction in right of use asset	—	1,919	—	—
Leased assets obtained in exchange for operating lease liabilities	26,956	—	—	—
Capitalized share-based compensation, net of forfeitures	(86)	174	—	—
Capitalized implementation costs included in accrued expenses	144	—	—	—

Reconciliation of cash and restricted cash reported within the consolidated balance sheets
Cash	153,299	210,643	217,450	246,984
Short-term restricted cash	786	787	105	105
Total cash and restricted cash	154,085	211,430	217,555	247,089
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

The Company is a continuation of Autolus Limited and its subsidiaries. In connection with the IPO, the Company completed a corporate reorganization, which has been accounted for as a combination of entities under common control. The corporate reorganization has been given retrospective effect in these financial statements and such financial statements represent the financial statements of Autolus Therapeutics plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of Autolus Limited were exchanged for share awards and option grants of Autolus Therapeutics plc with identical restrictions.
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
    The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $142.1 million and $123.8 million for the years ended December 31, 2020 and 2019, $20.6 million for the three months ended December 31, 2018, and $44.8 million for the year ended September 30, 2018, respectively. In addition, as of December 31, 2020 and 2019, the Company had an accumulated deficit of $379.2 million and $237.2 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at December 31, 2020 of $153.3 million, with the additional net proceeds from sale of ADSs under the Company’s at-the market facility program in January 2021 and its follow-on capital raise in February 2021 of $123.4 million, will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these financial statements.

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

Implementation Costs in a Cloud Computing Arrangement
The Company’s cloud computing arrangements primarily comprise hosting arrangements which are service contracts, whereby the Company gains remote access to use enterprise software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Implementation costs for cloud computing arrangements are capitalized if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. These capitalized implementation costs are presented in the condensed consolidated balance sheet in prepaid expenses and other assets, current and non-current, and are generally amortized over the fixed, non-cancellable term of the associated hosting arrangement on a straight-line basis.

Property and Equipment
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2020 and 2019, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fixtures, and leasehold improvements. The office equipment has an estimated useful life of three years, lab equipment has an estimated useful life of five or ten years, and furniture and fixtures have an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Assets under construction consist of costs incurred with leasehold improvements and, once placed into service, will be depreciated over the

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

shorter of the lease term or the estimated useful life of the asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts and any resulting gain or loss is included in the statement of operations and other comprehensive loss. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the book value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds the fair value. The Company did not recognize an impairment nor a disposal for the year ended December 31, 2020, but did recognize a loss on impairment of $4.1 million for the year ended December 31, 2019 related to leasehold improvements, as the Company chose to discontinue the fit-out of the Company's manufacturing capacity at the Enfield, U.K. facility. There were no impairments or disposals for the three months ended December 31, 2018, and an asset disposal of less than $10,000 for the year ended September 30, 2018.
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

    In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g., land, building, etc.), non-lease components (e.g., common area maintenance, consumables, etc.), and non-components (e.g., property taxes, insurance, etc.). Then the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

    Although separation of lease and non-lease components is required, certain practical expedients are available. Entities may elect the practical expedient to not separate lease and non-lease components. Rather, they would account for each lease component and the related non-lease component together as a single component. For new and amended leases beginning in 2019, the Company elected the practical expedients to account for the lease and non-lease components for leases for classes of all underlying assets and allocate all of the contract consideration to the lease component only. The Company determined the underlying lease to be the predominant component, and therefore, the entire agreement was accounted for under ASC 842.
Intangible Assets Subject to Amortization
    The Company’s intangible assets have been related to acquired software licenses with finite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company did not recognize an impairment loss in the years ended December 31, 2020 and 2019. The Company recognized an impairment loss of $0.4 million for the three months ended December 31, 2018 related to software which the Company elected to discontinue. The Company did not recognize an impairment loss in the year ended September 30, 2018.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Segment Information
    Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies. The Company operates in two geographic regions: the United Kingdom and the United States. A majority of the Company’s assets are held in the United Kingdom.

Deferred Rent and Lease Incentives
    Prior to the adoption of ASC 842, rent expense and lease incentives from operating leases were recognized on a straight-line basis over the lease term.  The Company has operating leases that include rent escalation payment terms and a rent-free period. Deferred rent represents the difference between actual operating lease payments and straight-line rent expense over the term of the lease. Upon adoption of ASC 842, the Company no longer records or presents deferred rent.

Research and Development Costs
    Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K.'s research and development expenditure credit ("RDEC") of $0.1 million and $0.2 million for the years ended December 31, 2020 and 2019, $37,000 for the three months ended December 31, 2018, and $0.2 million for the year ended September 30, 2018, respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.

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

    For share-based awards granted to consultants and non-employees, compensation expense is recognized using the graded-vesting attribution method over the period during which services are rendered by such consultants and non-employees until completed. The measurement date for employee awards is the date of grant, and share-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on an accelerated basis. In the year ended December 31, 2019 the Company adopted Accounting Standards Update (“ASU”) No. 2018-07, “Compensation —Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting” (“ASU No. 2018-07”), prior to which the measurement date for non-employee awards was generally the date the services were completed, resulting in financial reporting period adjustments to share-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

ASU No. 2018-07, the measurement date for non-employee awards is the later of the adoption date of ASU No. 2018-07 or the date of grant, without changes in the fair value of the award.

    The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 8 for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 2.5 years. Therefore, we use a combination of the historical volatility of our ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price
Expected term.    The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.

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
Foreign Currency Translation
The Company maintains its financial statements in its functional currency, which is the pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

exchange loss of $0.2 million for the year ended December 31, 2020, foreign exchange gains of $4.6 million, $1.1 million, and $4.0 million for the year ended December 31, 2019, the three months ended December 31, 2018, and the year ended September 30, 2018, respectively, which are included in other income in the statements of operations and comprehensive loss.
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

Patent Costs
The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $2.1 million and $2.0 million for the years ended December 31, 2020 and 2019, $0.2 million for the three months ended December 31, 2018, and $1.0 million for the year ended September 30, 2018, respectively.

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
License Revenue
The Company accounts for its revenues pursuant to the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).

The Company has no products approved for commercial sale and has not generated any revenue from commercial product sales. The total revenue to date has been generated from a license agreement with an investee company of one our affiliates. The terms of the agreement include a non-refundable license fee, payments based upon achievement of clinical development and regulatory objectives, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

License Fees and Multiple Element Arrangements
If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from, the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Appropriate methods of measuring progress include output methods and input methods. In determining the appropriate method for measuring progress, the Company considers the nature of service that the Company promises to transfer to the customer. When the Company decides on a method of measurement, the Company will apply that single method of measuring progress for each performance obligation satisfied over time and will apply that method consistently to similar performance obligations and in similar circumstances.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Contingent Research Milestone Payments
ASC Topic 606 constrains the amount of variable consideration included in the transaction price in that either all, or a portion, of an amount of variable consideration should be included in the transaction price. The variable consideration amount should be included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The assessment of whether variable consideration should be constrained is largely a qualitative one that has two elements: the likelihood of a change in estimate, and the magnitude thereof. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized is not significant, for example.

If the consideration in a contract includes a variable amount, the Company will estimate the amount of consideration in exchange for transfer of promised goods or services. The consideration also can vary if the Company’s entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. The Company considers contingent research milestone payments to fall under the scope of variable consideration, which should be estimated for revenue recognition purposes at the inception of the contract and reassessed ongoing at the end of each reporting period.

The Company assesses whether contingent research milestones should be considered variable consideration that should be constrained and thus not part of the transaction price. This includes an assessment of the probability that all or some of the milestone revenue could be reversed when the uncertainty around whether or not the achievement of each milestone is resolved, and the amount of reversal could be significant.

GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. The Company considers all relevant factors.

For the year ended December 31, 2020, the Company has not recognized any variable consideration with regards to the development milestones which are included in the license agreement that was executed in the third quarter of the year. This is due to the fact that those development milestones have not yet been met and the recognition of the related revenue is not yet probable.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

Comprehensive Loss
The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive gain or loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a gain of $2.8 million and $6.8 million for the years ended December 31, 2020 and 2019, a loss of $5.6 million for the three months ended December 31, 2018, and a loss $6.1 million for the year ended September 30, 2018, respectively to foreign currency translation.

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
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year Ended December 31,		Three Months Ended December 31,	Years Ended September 30,
	2020	2019	2018	2018
Unvested restricted shares and units	505,383	814,744	708,834	815,632
Incentive share options	5,611,429	5,963,239	3,711,274	2,065,481
Total	6,116,812	6,777,983	4,420,108	2,881,113

Ordinary Share Conversion
    On the date of the IPO, the Company converted its outstanding preferred and ordinary shares as discussed in Note 7.  All share and per share information has been retroactively adjusted to reflect the share conversion.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

Recently issued accounting pronouncements adopted
    In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, a new standard on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement ("CCA") that aligns the requirements for capitalizing implementation costs in a CCA service contract with existing internal-use software guidance. The standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted, and can be adopted prospectively or retrospectively. The Company adopted the new standard on January 1, 2020 on a prospective basis. The Company’s CCAs are service contracts for the hosting of software primarily related to recording and tracking information related to its clinical trials, including but not limited to patient data and clinical manufacturing. The capitalized implementation costs are presented in the condensed consolidated balance sheet in prepaid expenses and other assets, current and non-current. The deferred implementation costs will be expensed over the term of the hosting arrangement, which is the non-cancelable term of the arrangement plus any reasonably certain renewal periods. As of December 31, 2020, $1.0 million was recorded in prepaid expenses and other assets, current and $1.1 million was recorded to prepaid expenses and other assets, non-current as deferred implementation costs. During the year ended December 31, 2020, $0.3 million of deferred implementation costs were expensed.

Recently issued accounting pronouncements not adopted
Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 3. Prepaid Expenses and Other Current Assets
    Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2020	2019
Research and development claims receivable	$24,711	$27,567
Prepayments	10,206	7,023
VAT receivable	3,124	1,928
Lease incentive receivable	1,237	—
Other asset	—	279
Grant income receivable	414	547
Other receivable	199	482
Deferred cost	3,008	—
Total prepaid expenses and other current assets	$42,899	$37,826

    The decrease to research and development claims receivable is due the fact that as of December 31, 2020 the research and development claim receivable is solely for the year ended December 31, 2020; however, the research and development claims receivable as of December 31, 2019 were related to a claim receivable for both the 15-month period ended December 31, 2019 and the year ended September 30, 2018.

The increase in prepayments in the year ended December 31, 2020 is primarily related to $1.9 million of prepayments for facilities and manufacturing and $1.4 million for prepayments of clinical trial costs.

The increase in deferred cost in the year ended December 31, 2020 is related to $1.0 million in capitalized implementation costs related to hosting arrangements and $2.0 million of non-refundable upfront costs related to payments for future manufacturing slots related to our clinical programs.
Note 4. Property and Equipment, Net
    Property and equipment, net consisted of the following (in thousands):

	December 31,
	2020	2019
Lab equipment	$23,491	$18,214
Office equipment	2,928	2,211
Furniture and fixtures	1,340	1,301
Leasehold improvements	10,629	10,316
Assets under construction	14,321	4,687
Less: accumulated depreciation	(14,663)	(8,565)
Total property and equipment, net	$38,046	$28,164
    Depreciation expense recorded for the years ended December 31, 2020 and 2019 was $5.7 million and $4.6 million, the three months ended December 31, 2018 was $0.6 million and, for the year ended September 30, 2018 was $1.7 million, respectively. The increase in assets under construction and lab equipment relates to the build out of manufacturing facilities as we continue scaling our manufacturing operations.

Note 5. Intangible Asset

    The following table summarizes the carrying amount of the Company's intangible assets, net of accumulated amortization (in thousands):

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

	December 31, 2020
	Estimated Life (years)	Cost	Accumulated Amortization	Net
Software license	3	$291	$(133)	$158

    Amortization expense for the years ended December 31, 2020 and 2019 was $91,000 and $47,000, respectively. Assuming no changes in the gross cost basis of intangible assets, the total estimated amortization expense for finite-lived intangible assets is approximately $92,000 and $66,000 for each of the years ending December 31, 2021 through December 31, 2022.

Note 6. Accrued Expenses and Other Liabilities
    Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2020	2019
Compensation and benefits	8,732	$6,568
Research and development costs	15,343	10,449
UCLB milestone	205	663
Professional fees	3,005	2,611
Corporate tax	—	391
Other liabilities	496	716
Total accrued expenses and other liabilities	$27,781	$21,398
Other liabilities primarily consisted of the business rates for UK property in the amount of $0.4 million and $0.2 million as of December 31, 2020 and 2019, respectively. As of December 31, 2019, other liabilities also consisted of the current portion of the lease incentive liability of $0.3 million.

Note 7. Shareholders’ Equity
Ordinary Shares

    Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of December 31, 2020, the Company has not declared any dividends.

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

    As of December 31, 2020, the Company’s issued capital share consisted of 52,346,231 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.
Initial Public Offering and Impact of Corporate Reorganization
    On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and its name was changed from Autolus Therapeutics Limited to Autolus Therapeutics plc (see Note 1).

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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
    Prior to the Company’s June 2018 reorganization and IPO, the Company had issued series A preferred shares, ordinary B shares, and ordinary C shares to fund its operations and upon the completion of the IPO, the different classes of shares were converted into a single class of ordinary shares on a 3.185-for-1 basis and created various classes of deferred shares.
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

Deferred C Share - The deferred share, nominal value less than $1.00, was created when the shares in the Company were redenominated from pounds sterling to U.S. Dollars as part of the capital reduction to deal with rounding issues that would otherwise have unbalanced the company’s nominal share capital. This deferred C share has no voting rights.
Open Market Sale Agreement

In September 2020, the Company entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which the Company may, at its option, offer and sell ADSs having an aggregate offering price of up to $100.0 million from time to time through Jefferies, acting as sales agent. Any such sales made through Jefferies can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the year ended December 31, 2020, the Company did not sell any ADSs under the Sales Agreement.

Note 8. Share Based Compensation
    In February 2017, the Company’s board of directors adopted the 2017 Share Option Plan, or the 2017 Plan. The 2017 Plan was set to expire on February 21, 2027. The 2017 Plan provided for the grant of potentially tax-favored Enterprise Management Incentives, or EMI, options to the Company's U.K. employees and for the grant of options to its U.S. employees.
    In June 2018, as part of the Company's reorganization and IPO, the Company’s board of directors and shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan. The initial maximum number of ordinary shares that may be issued under the 2018 Plan was 3,281,622. This number consists of 3,025,548 new ordinary shares and 256,074 ordinary shares that would have otherwise remained available for future grants under the 2017 Plan. The number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30th of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. The updated maximum number of ordinary shares that may be issued under the 2018 Plan is 8,778,719 as of December 31, 2020. The total Shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options.
    Options granted under the 2018 Plan and 2017 Plan, as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

vesting monthly over the remaining three years, unless the award contains specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three years. Options granted under the 2018 Plan and 2017 Plan generally expire 10 years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule. Restricted stock units awarded in December 2019 vest over a 3-year service period with 50% of the award vesting one-and-half years from commencement date and the remaining 50% of the award vesting at the end of the third year. No restricted stock units were awarded in the year ended December 31, 2020.

Share Option Valuation
The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018 were as follows:

	Year Ended December 31,		Three Months Ended December 31,	Year Ended September 30,
	2020	2019	2018	2018
Expected option life (years)	5.27 to 6.08	5.27 to 6.08	6.08	6.08
Risk-free interest rate	0.31% to 1.66%	1.39% to 2.66%	2.70% to 3.09%	2.61% to 3.00%
Expected volatility	76.38% to 81.45%	72.30% to 76.22%	69.52% to 71.26%	68.15% to 72.99%
Expected dividend yield	—%	—%	—%	—%

Share Options
The table below summarizes activity for the years ended December 31, 2020 and 2019.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	3,711,274	$19.25	9.47	$51,464
Granted	2,438,145	15.22	—	—
Exercised	(11,724)	3.94	—	$198
Forfeited	(201,456)	19.72	—	—
Outstanding as of December 31, 2019	5,936,239	$17.71	9.02	$11,873
Granted	474,225	11.61	—	—
Exercised	(115,194)	4.07	—	—
Forfeited	(683,841)	20.06	—	—
Outstanding as of December 31, 2020	5,611,429	17.19	7.96	$4,262
Exercisable as of December 31, 2020	2,664,362	$17.36	7.36	$3,432
Vested and expected to vest as of December 31, 2020	5,611,429	$17.19	7.96	$4,262

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s restricted ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s restricted ordinary shares.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

The weighted average grant-date fair value of share options granted was $7.82, $10.07, $20.04, and $8.55 per share for the years ended December 31, 2020 and 2019, for the three months ended December 31, 2018, and for the year ended September 30, 2018, respectively.

    As of December 31, 2020, the total unrecognized compensation expense related to unvested options was $13.2 million, which the Company expects to recognize over a weighted average vesting period of 2.57 years.
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
    A summary of the changes in the Company’s restricted ordinary shares during the years ended December 31, 2020 and 2019 are as follows and reflect the conversion of ordinary shares in the current and previous years.

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2018	708,834	$4.10
Granted	0	0.00
Vested	(389,755)	4.31
Forfeited	(4,335)	4.43
Unvested and outstanding at December 31, 2019	314,744	4.22
Granted	—	0
Vested	(222,392)	4.24
Forfeited	(1,969)	4.44
Unvested and outstanding at December 31, 2020	90,383	4.17
As of December 31, 2020, there was unrecognized compensation of $0.04 million, which will be recognized over 0.59 years.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

During the year ended December 31, 2020, the Company did not grant RSUs under the 2018 Plan. The following is a summary of RSU activity for the 2018 Plan for the years ended December 31, 2020 and 2019, respectively:

	Number of restricted units	Weighted average grant date fair value
Unvested and outstanding at December 31, 2018	—	$—
Granted	500,000	12.09
Vested	—	—
Forfeited	—	—
Unvested and outstanding at December 31, 2019	500,000	12.09
Granted	—	—
Vested	—	—
Forfeited	(85,000)	12.09
Unvested and outstanding at December 31, 2020	415,000	$12.09
    As of December 31, 2020, there was $2.4 million of unrecognized compensation costs related to unvested RSUs, which are expected to be recognized over a weighted average period of 1.96 years.

Share-based Compensation Expense

    Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Year Ended December 31,		Three Months December 31,	Years Ended September 30,
	2020	2019	2018	2018
Research and development	$12,992	$17,761	$1,906	$3,116
General and administrative	$7,115	12,451	1,487	3,649
Capitalized to fixed assets	$(86)	174	—	—
Total share-based compensation	$20,021	$30,386	$3,393	$6,765

Note 9. License Agreements
University College of London Business Ltd. (UCLB) License
In September 2014, the Company entered into an exclusive license agreement (the “License”) with UCL Business Ltd. (“UCLB”), the technology transfer company of University College London (“UCL”), to obtain licenses to certain technology rights in the field of cancer therapy and diagnosis. In March 2016, the License was amended to include additional rights.

As part of the consideration for the License in September 2014, the Company issued 1,497,643 ordinary shares to UCLB. The Company paid upfront fees of $0.3 million and issued an additional 313,971 ordinary shares to UCLB when the License was amended in March 2016.

In March 2018, the License was further amended and restated to include a license to the Company's product candidate, AUTO1, for which UCL is conducting Phase 1 clinical trials of AUTO1 in pediatric and adult ALL patients. The Company paid an upfront fee of £1.5 million for consideration for the amended and restated License and paid the additional £0.35 million in connection with UCLB's transfer of clinical data to the Company in December 2020. No equity was issued as part of the upfront fee consideration.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Additionally, the Company may be obligated to make payments to UCLB under the amended and restated License upon the initiation of certain clinical activities in an aggregate amount of £0.18 million, the receipt of specified regulatory approvals in an aggregate amount of £37.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technologies. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone.

Upon commercialization of any of the Company’s products that use the in-licensed patent rights, the Company will be obligated to pay UCLB a flat royalty for each licensed product ranging from the low- to mid-single digits, depending on which technologies are deployed in the licensed product, based on worldwide annual net sales of each licensed product, subject to certain reductions, including for the market entry of competing products and for loss of patent coverage of licensed products. The Company may deduct from the royalties payable to UCLB one-half of any payments made to a third party to obtain a license to such third party’s intellectual property that is necessary to exploit any licensed products. Once net sales of a licensed product have reached a certain specified threshold, the Company may exercise an option to buy out UCLB’s rights to the remaining milestone payments, royalty payments, and sublicensing revenue payments for such licensed product, on terms to be negotiated at the time.
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

Noile-Immune Biotech Inc.

In November 2019, the Company entered into an exclusive license agreement with Noile-Immune Biotech Inc. ("Noile") under which the Company will have the right to develop CAR T cell therapies incorporating Noile’s PRIME (proliferation-inducing and migration-enhancing) technology. The PRIME technology is designed to improve proliferation and trafficking into solid tumors of both engineered CAR T cells as well as the patient’s own T cells.

The Company paid an upfront fee and may be obligated to make additional payments to Noile upon the achievement of development milestones and receipt of regulatory approvals product sale milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology.

Note 10. Income Taxes
The Company recorded an income tax benefit of $24.2 million, $15.2 million, $2.6 million, and $7.3 million for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rates is as follows (in thousands):

	Year ended December 31,		Three months ended December 31,	Year ended September 30,
	2020	2019	2018	2018
Net loss before taxes	$(166,257)	$(139,008)	$(23,253)	$(52,031)
U.K. statutory tax rate	19.0%	19.0%	19.0%	19.0%
Income tax benefit at U.K. statutory tax rate	(31,589)	(26,411)	(4,423)	(9,886)
Tax incentives / credits	(23,076)	(16,312)	(3,234)	(7,296)
Non-deductible expenses	797	4,048	127	1,553
Adjustments in respect of prior years	(1,088)	96	265	(13)
Operating losses	28,672	21,643	3,605	7,317
Tax on property, plant, equipment and intangibles	547	267	140	233
Other, net	1,552	1,510	915	812
Foreign rate differential	22	$—	—	$—
Total income tax benefit	$(24,163)	$(15,159)	$(2,605)	$(7,280)
Current income tax benefit	(22,819)	(14,749)	(2,605)	(7,280)
Deferred income tax benefit	(1,344)	(410)	—	—

Effective rate of income tax	14.5%	10.9%	11.2%	14.0%
The effective tax rates in the above table for the years ended December 31, 2020 and 2019, the three months ended December 31, 2018, and the year ended September 30, 2018 is lower than the main rate of U.K. tax primarily due to administration of the U.K. research and development tax credit, which is included within the tax incentive/credits line in the table above.
Deferred tax assets and liabilities consisted of the following at December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Other differences	$14,135	$1,522
Tax losses	40,221	19,624
Fixed assets	3,934	896
Total deferred tax assets	58,290	22,042
Valuation allowances	(56,536)	(21,632)
Net deferred tax asset (liability)	$1,754	$410

Deferred tax assets resulting from loss carry forwards, fixed assets and retirement benefits, with total deferred tax assets increasing by $1.3 million in 2020. The Company has recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The $1.8 million deferred tax asset balance is related to the Company's U.S. entity.
At December 31, 2020, the Company had U.K. trading losses carry forward of $211.7 million. These losses are carried forward indefinitely under local law, but are subject to numerous utilization criteria and restrictions.
As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where this is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. The Company recorded valuation allowances in the amounts of $56.5 million and $21.6 million at December 31, 2020 and 2019, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 11. Commitments and Contingencies
License Agreement
The Company has entered into an exclusive license agreement, as amended, with UCLB (see Note 9). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2020, there were no other milestones for which the likelihood of achievement was probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2020.
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

    In adopting ASC 842, in the year ended December 31, 2019, the Company elected the package of practical expedients which, among other things, allowed it to retain the classification of its leases in place at the effective date of ASC 842.
The Company’s corporate headquarters are located in London, United Kingdom. As of December 31, 2020, and 2019, the Company leased space at this location from Imperial (Forest House) Limited under a ten year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a 15-month period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease with a concurrent term through August 2025. The Company and the landlord has the option to early terminate both leases in September 2020 and the landlord has the option to give notice to terminate the lease from September 2020 onward. The Company has measured its right-of-use assets and lease liabilities based on lease terms ending in September 2025. The landlord exercised its option to give notice in September 2020 to terminate the Forest House lease and pay the Company a break-lease payment fee in September 2021. The Company recorded a $1.3 million gain upon the notice of lease termination and lease incentive receivable of $1.2 million in the third quarter of 2020. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

    In June 2018, the Company signed a binding letter of intent to enter into a lease for office and laboratory space in White City, London. The letter of intent required the Company to enter into a ten-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The leasehold improvements were completed and the lease commenced in January 2019. The Company has the option to terminate the lease in November 2026. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The lease agreement includes an option to lease additional space. As of December 31, 2020, the Company capitalized $6.7 million as leasehold improvements.

    In September 2018, the Company signed a binding letter of intent to enter into a lease for manufacturing space in Enfield, United Kingdom. The letter of intent required the Company to enter into a 15-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The Company executed lease agreements for three manufacturing space units, each for 15-year lease terms. The leases commenced in February 2019 with option to terminate the lease in February 2029. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The Company expensed $4.1 million of leasehold improvements from assets under construction as of December 31, 2019 as a result of discontinuing the fit-out of the manufacturing facility. The Company reduced the right-of-use asset and lease liability based on the contractual option termination date. The Company is actively seeking to sub-lease or assign the lease arrangements to a third party. The Company completed an asset impairment analysis of the right-of-use lease concluding the undiscounted cash flows exceeded the carrying value as of December 31, 2020.

    In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The Company then terminated the sublease in February 2020 and immediately entered into a five-year lease for the same space with the landlord. As a result of the sublease termination, the Company recognized a $0.2 million gain in other income (expense) in the first quarter of 2020. The lease related to this facility is classified as an operating lease. The Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

    In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a lease provided that the landlord completes the required leasehold improvements described in the agreement. The lease commenced in August 2020 for a term through June 2036. The lease related to this facility is classified as an operating lease. The Company has capitalized $2.4 million in leasehold improvements as assets under construction as of December 31, 2020.

In May 2020, the Company executed an arrangement with Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through April 2024. The lease related to this facility is classified as an operating lease. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

    The Company identified and assessed the following significant assumptions in recognizing its right-of-use assets and corresponding lease liabilities during the adoption of ASC 842, in the year ended December 31, 2019:

•As the Company's leases do not provide an implicit rate, it estimated the incremental borrowing rate for each lease based on a yield curve analysis, utilizing the interest rate derived from the fair value analysis of its existing leases and adjusting it for factors that appropriately reflect the profile of secured borrowing over the lease term. For leases existing as of the adoption date, the Company has utilized its incremental borrowing rate based on the remaining lease term as of the adoption date. For leases that commenced after the adoption date, the Company determined the incremental borrowing rate based on the lease term as determined at the commencement date of the lease.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

•The expected lease terms include both contractual lease periods and, when applicable, cancellable option periods where failure to exercise such options would result in an economic penalty.

•Since the Company elected to account for each lease component and its associated non-lease components as a single combined lease component, all contract consideration was allocated to the combined lease component.

Leases (in thousands)	Balance Sheet Classification	As of December 31,
		2020	2019
Assets
Operating lease assets	Operating right-of-use assets	$51,637	$23,409
Liabilities
Current
Operating lease liabilities	Current liabilities: Operating lease liabilities	$3,590	$2,511
Noncurrent
Operating lease liabilities	Non-current liabilities: Operating lease liabilities	$50,571	$23,710
Total lease liabilities		$54,161	$26,221

		Year Ended December 31,
Lease cost (in thousands)	Statement of Operations Classification	2020	2019
Operating lease cost	Operating expenses: research and development	$5,266	$3,156
Variable lease cost	Operating expenses: research and development	1,212	1,222

Operating lease cost	Operating expenses: general and administrative	1,380	1,241
Variable lease cost	Operating expenses: general and administrative	270	250

Short term lease costs		282	270
Total lease cost		$8,410	$6,139

	December 31,
Other information (in thousands)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$4,896	$2,415
Right-of-use assets obtained in exchange for new operating lease liabilities	$30,786	$26,124
Weighted-average remaining lease term — operating leases (years)	11.2	7.7
Weighted-average discount rate — operating leases	9.0%	6.8%

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

    Future fixed payments for non-cancellable operating leases in effect as of December 31, 2020 are payable as follows:

Operating Leases
Maturity of lease liabilities for the years ending December 31,	(in thousands)
2021	$7,026
2022	9,112
2023	8,644
2024	8,150
2025	7,044
Thereafter	51,259
Total lease payments	91,235
Less: imputed interest	(37,074)
Present value of lease liabilities	$54,161

    The Company recognized rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid prior to the adoption of ASC 842.
The Company recorded rent expense totaling $0.5 million for the three months ended December 31, 2018, and $0.9 million for the year ended September 30, 2018, respectively.

Note 12. Employee Benefit Plans

    In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company expensed $1.3 million, $1.0 million, $0.2 million, and $0.5 million in contributions in the years ended December 31, 2020 and 2019, three months ended December 2018, and the year ended September 30, 2018, respectively.

    In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code subsequent to September 30, 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to four percent of the employee’s annual salary. The Company expensed $0.3 million, $0.2 million and $18,000 in contributions in the years ended December 31, 2020 and 2019 and the three months ended December 31, 2018, respectively. No matching contributions were recorded for the year ended September 30, 2018. The Company pays all administrative fees related to the Plan.

Note 13. Subsequent Events

    The Company evaluated subsequent events through March 4, 2021 the date on which these financial statements were issued.

In January 2021, the Company announced the prioritization of the AUTO1 program and its intention to seek a partner for the AUTO3 program before progressing AUTO3 into the next phase of development. The Company also announced an adjustment of its workforce and infrastructure footprint during the first quarter of 2021, which will involve an overall reduction in headcount of approximately 20%. The company expects to realize cash savings, on an annualized basis, of approximately $15 million per annum once the operational changes are fully implemented. In the short-term, we expect there to be an increase in the first half of 2021 to both research and development expenses and selling, general, and administrative expenses due to restructuring charges of approximately $2.5 million, combined.

In January 2021, the Company sold an aggregate of 1.7 million ADSs under the Sales Agreement, resulting in net proceeds of $15.3 million.

On February 12, 2021, the Company completed an underwritten public offering of 14,285,715 ADSs, which includes the full exercise by the underwriters to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts, were $108.1 million. .