Form 20-F
period 2021-12-31
Autolus Therapeutics plc
filed 2022-03-10
CIK 1730463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM	20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

The MediaWorks
191 Wood Lane
London W12 7FP United Kingdom
(Address of principal executive offices)
Christian Itin
Chief Executive Officer
Autolus Therapeutics plc
191 Wood Lane
London W12 7FP United Kingdom
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
Ordinary shares, nominal value $0.000042 per share: 90,907,830 as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statement data as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.
All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of December 31, 2021 have been translated into U.S. dollars on the last business day of our fiscal year ended December 31, 2021, using the exchange rate of £1.00 = $1.3510. All pound sterling amounts for the year ended December 31, 2021 have been translated into U.S. dollars using the average annual exchange rate £1.00 = $1.3755. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 4.B “Business Overview,” Part I, Item 3.D. “Risk Factors,” and Part I, Item 5. “Operating and Financial Review and Prospects,” but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:
•the development of our product candidates, including statements regarding the initiation, timing, progress and the results of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
•our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•our ability to advance our product candidates into, and successfully complete, clinical trials;
•our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
•the impact of the ongoing coronavirus 2019, or COVID-19, pandemic and its effects on our operations and business, including interruption of key clinical trial activities, such as clinical trial site monitoring, access to capital, and potential disruption in the operations and business of third-party manufacturers, clinical sites, contract research organizations, or CROs, other service providers and collaborators with whom we conduct business;
•our ability to license additional intellectual property relating to our product candidates from third parties and to comply with our existing license agreement;
•our plans to research, develop, manufacture and commercialize our product candidates;
•the potential benefits of our product candidates;
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
•our plans to collaborate, or statements regarding our current collaborations;
•our ability to attract collaborators with development, regulatory and commercialization expertise;
•our expectations regarding our ability to obtain and maintain intellectual property protection;
•our ability to identify, recruit and retain qualified employees and key personnel;
•our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•the scalability and commercial viability of our manufacturing methods and processes;
•the success of competing therapies that are or may become available;
•whether we are classified as a Passive Foreign Investment Company, "PFIC", for current and future periods; and
•any other factors which may impact our financial results or future trading prices of our American Depositary Shares, or ADSs, and the impact of securities analysts’ reports on these prices.
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

A. [Reserved]

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

RISK FACTORS SUMMARY

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length in the section below titled “Risk Factors.” These risks include, among others, the following:
•The ongoing COVID-19 pandemic has impacted, and could materially and adversely affect, our business, results of operations and financial condition.
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
•All of our product candidates are in clinical development or in preclinical development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

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
We are a clinical-stage biopharmaceutical company with a limited operating history, and we have incurred significant net losses since our inception in 2014. We have incurred losses of $142.1 million, $142.1 million and $123.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of $521.3 million. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including American Depositary Shares, or ADSs, and strategic financing.
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
•make required milestone and royalty payments to BXLS V - Autobahn LP, or Blackstone, under our collaboration and financing agreement relating to obe-cel, our lead product, and other collaboration products for B cell malignancies;
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
Since our inception, we have devoted substantially all of our resources to fund the operating expenses and capital expenditure requirements associated with the research and development of our product candidates. These programs are described in greater detail under the heading “Our Pipeline” in the section titled “Business Overview” of this Annual Report. Our current funding will not be sufficient for us to fund any of our programmed T cell product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our programmed T cell product candidates, and in connection with our continuing operations, strategy and other planned activities. Our future capital requirements will depend on many factors, including:
•the progress, results and costs of laboratory testing, manufacturing, and preclinical and clinical development of our current and future product candidates;
•the timing and amounts of any milestone or royalty payments we may be required to make under current or future license or collaboration agreements;
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
We have established clinical proof-of-concept for only one of our product candidates. There is no assurance that our current or any other future clinical trials of our product candidates will be successful or will generate positive clinical data and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, including the European Medicines Agency, or EMA, for any of our product candidates. In order to commence a clinical trial in the United States, we must submit an Investigational New Drug application, or IND, to the FDA and have the IND application go into effect. Trials in the United States must be conducted pursuant to an active IND. An investigator may not administer an investigational new drug to human subjects until the IND application goes into effect. Similar requirements apply to our conduct of trials in the United Kingdom and European Union. We are conducting clinical trials for two of our product candidates, obe-cel and AUTO4. There can be no assurance that the FDA, EMA or other regulatory agencies will permit any future clinical trial application to go into effect in a timely manner or at all.
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
We have concentrated our research and development efforts on our T cell technology platform using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our programmed T cell product candidates. We do not currently have any approved or commercialized products. Some of our product candidates employ a dual-targeting mechanism. By targeting two separate antigens on the cancer cell surface, we believe these product candidates have the potential to improve durability of treatment response and reduce the frequency of cancer relapse as compared to other currently available single-targeting T cell therapies. Our product candidate for the treatment of T-cell lymphoma employs a novel approach to killing malignant T cells that aims to preserve approximately half of the normal, healthy T cells. Some of our product candidates include a “safety switch” that is designed to allow for the elimination of the engineered T cells if a patient experiences severe adverse side effects from the treatment. However, this “safety switch” technology has not been activated to date in our clinical studies, and we do not know whether it would have the intended effect if used. Additionally, as with other targeted therapies, off-tumor or off-target activity could delay development or require us to re-engineer or abandon a particular product candidate. Because programmed T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
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

    We do not have any products that have gained regulatory approval. Our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize our programmed T cell product candidates. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in countries outside of the United States without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the European Commission in Europe (granted on the basis of a positive opinion from the Committee for Medicinal Products for Human Use of the EMA and commonly referred to as EMA approval). Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies, that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate. To date, we have had only limited interaction with both the FDA and the EMA regarding our product candidates. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the EMA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates.
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
We are initially developing obe-cel as second line therapy for patients with ALL who are considered at high risk for relapse and as third line therapy for other patients with ALL, and AUTO4 as a second line therapy for TRBC1-positive T-cell lymphoma patients. If AUTO4 is approved as a second line therapy, we may initiate a trial to position it as a consolidation therapy after first line chemotherapy in T-cell lymphoma. There is no guarantee that any of our product candidates, even if approved, would be approved for an earlier line of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to gaining approval for the earlier line of therapy.
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
In clinical trials conducted by other companies involving CAR T cells, the most prominent acute toxicities included symptoms thought to be associated with cytokine release syndrome, or CRS, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, or neurotoxicity, such as confusion, tremor, cranial nerve dysfunction, seizures and speech impairment. Adverse events with the worst grades and attributed to CAR T cells were severe and life threatening in some patients. The life threatening events were related to cardiac dysfunction, kidney dysfunction and neurotoxicity. Severe and life threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three - four weeks, but several patients died in clinical trials involving CAR T cells developed by other companies and academic institutions. For example, as of the most recent data cut-off date of May 17, 2021, 20 patients with relapsed or refractory ALL have received obe-cel in the ALLCAR19 clinical trial. Of those 20 patients, three patients (15%) experienced Grade 3 neurotoxicity that resolved swiftly within 1-3 days with steroids. We also observed Grade 2 CRS in 40% of patients, but none of the 20 patients experienced Grade 3 or higher CRS. We also observed Grade 3 or higher cytopenias (neutropenias and thrombocytopenias) which is a common finding in patients with r/r ALL treated with CAR T-cells. The median time to recovery to grade 2 or less neutropenia was 28 days in the ALLCAR19 study. Of the 20 patients, seven patients died while enrolled in the ALLCAR19 clinical trial, of which two deaths were determined to be due to progression of the leukemia, one death occurred post progression and post-transplant, and the four remaining deaths were determined to be due to infectious complications in patients with prolonged cytopenias (a common complication of advanced ALL).
There can be no assurance that patients in ongoing or future trials of obe-cel, AUTO4 or any of our other product candidates will not experience more severe CRS, unacceptable levels of neurotoxicity or other serious adverse events.
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
•the cost of clinical development of our product candidates may be greater than we anticipate;
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
Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. At present, we do not have our own facility ready for use as our clinical-scale manufacturing and processing facility, and we currently use facilities and equipment at the Cell and Gene Therapy Catapult, as well as third party vendors, for vector and cell manufacturing. We have entered into an arrangement for additional laboratory and office space in Stevenage, United Kingdom which we believe will support our clinical manufacturing capacity and potential commercial manufacturing needs. This facility is yet to be completed, and will require approval and licensure from Health Authorities to enter into operations; such approvals may not be granted.

We have established our viral vector and cell manufacturing capacity for clinical study supply by taking occupancy of manufacturing suites at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom, as well as several smaller facilities in the Stevenage, United Kingdom area. The Cell and Gene Therapy Catapult manufacturing center provides shared infrastructure to collaborators working in segregated manufacturing suites. We have little to no control over the actions of other collaborators and their actions could inadvertently damage or delay our ability to manufacture our product candidates. In addition, we rely on external vendors to manufacture viral vector for certain of our product candidates. Our long-term plan is to establish a commercial manufacturing facility in Stevenage, UK and over time additional manufacturing sites in the United States and in Europe as needed. The implementation of this plan is subject to many risks. For example, the establishment of a cell-therapy manufacturing facility is a complex endeavor requiring knowledgeable individuals. Creating an internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should we be unable to find these individuals, we may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in cell therapy and the competition for these individuals is high.
We expect that the establishment of our own commercial cell manufacturing facilities will provide us with enhanced control of product supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, we have limited experience as a company in designing and operating a commercial cell therapy or vector manufacturing facility and may never be successful in developing our own manufacturing facility or capability. We may establish additional manufacturing sites as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing operations could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors, or we may not be successful in establishing sufficient capacity to produce our product candidates in sufficient quantities to meet the requirements for the potential launch or to meet potential future demand, all of which could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.
We may not be successful in achieving cost of goods at commercial scale that provide for an attractive margin.
We believe that our current, enclosed manufacturing processes are fit for commercial scale and we anticipate they will enable commercial supply at an economical cost. However, we have not yet established manufacturing capacity at commercial scale and may underestimate the cost and time required to do so, or overestimate cost reductions from economies of scale that can be realized with our manufacturing processes. We may ultimately be unable to manage the cost of goods for our product candidates to levels that will allow for a margin in line with our expectations and return on investment if and when those product candidates are commercialized.
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
We, like other manufacturers of biologic products, may encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process. These problems include delays or break-downs in logistics and shipping, difficulties with production costs and yields, quality control, and product testing, operator error, lack of availability of qualified personnel, as well as failure to comply with strictly enforced federal, state and foreign regulations, which are updated regularly.
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
The manufacture and delivery of programmed T cell therapies to patients involves complex, integrated processes, including harvesting T cells from patients, programming the T cells ex vivo, multiplying the T cells to obtain the desired dose, and ultimately infusing the T cells back into a patient’s body. As a result of the complexities, the cost to manufacture biologics in general, and our programmed T cell product candidates in particular, is higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult and costly to reproduce. In addition, our manufacturing process will be susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells from the patient, shipping such patient material to the manufacturing site, storing and processing such patient material, shipping the patient material with the programmed T cells back to the patient, and infusing the patient with the final product. Other manufacturing issues include the differences in patient starting materials, inconsistency in cell growth, variability in product characteristics, interruptions in the manufacturing process, equipment or reagent failure, improper installation or operation of equipment, and vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. For example, in clinical trials of obe-cel conducted by UCL using a manufacturing process that differs from our semi-automated manufacturing process, UCL experienced product failures for three patients enrolled in the CARPALL trial and produced only a partial dose for one patient in the ALLCAR19 trial. If we lose, destroy or otherwise impair the patient materials at any point in the vein-to-vein supply chain, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome due to the risk of disease progression. In addition, because our product candidates are manufactured for each particular patient, we will be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.
Our manufacturing facilities also require commissioning and validation activities to demonstrate that they operate as designed, and are subject to government inspections by the FDA, the MHRA, the EMA and other comparable regulatory authorities. If we are unable to reliably produce products to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to manufacture our products. Further, our facilities may fail to pass government inspections prior to or after the commercial launch of our product candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.
Prior treatments can alter the cancer and negatively impact chances for achieving clinical activity with our programmed T cells.
Patients with hematological cancers receive highly toxic lympho-depleting chemotherapy as their initial treatments. These therapies can impact the viability of the T cells collected from the patient and can contribute to highly variable responses to programmed T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed T cell product candidate and thereby lead to a selection of cancer cells with low or no expression of the target. As a result, our programmed T cell product candidates may not recognize the cancer cell and may fail to achieve clinical activity. Our most advanced product candidate, obe-cel, may face this challenge. For example, ALL patients could have received currently approved therapies such as blinatumomab or Kymriah, or a CD19 ADC, or a CD22 targeting CAR T, or CD22 ADC, like inotuzomab, or similar products or product candidates prior to receiving obe-cel. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the value of our ADSs.
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
Beginning in late 2019, an outbreak of a novel strain of coronavirus, COVID-19, began to spread globally. In March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the imposition of additional requirements on businesses, have adversely affected workforces, organizations, healthcare communities, economies, and financial markets globally, leading to an economic downturn and increased market volatility. The U.S. government also has imposed travel restrictions on travel between the United States, United Kingdom and certain other countries. It has also disrupted the normal operations of businesses across industries, including ours, and caused significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely.

In response to the spread of COVID-19 as well as public health directives and orders, we have implemented a number of measures to ensure employee safety and business continuity, including limiting access to our laboratory and manufacturing facilities to only those individuals required to execute their job responsibilities and restricted the number of staff working concurrently in any given laboratory, as well as work-from-home policies. Our company headquarters is located in London, our U.S. headquarters is located in the Baltimore-Washington metropolitan area, and our CROs and CMOs are located in the United States, the United Kingdom, and European Union.

We are currently conducting clinical trials in the United States, United Kingdom and Spain. Timely enrollment in our clinical trials is dependent upon capacity at our clinical trial sites, some of which have been and are currently adversely affected by COVID-19. Due to the uneven impact of the COVID-19 pandemic, these localized disruptions are difficult to predict. For example, some of our clinical trial sites in the United States have been severely affected by staff shortages resulting from the COVID-19 pandemic, which has disrupted the ability of these sites to screen and enroll patients. Further, shutdowns or other restrictions related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities, which, in turn, could impact the availability or cost of materials and disrupt our supply chain.

The effects of the governmental restrictions and guidelines, and the measures we have implemented to comply with them, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines (for example, our timelines for the FELIX trial of obe-cel). The magnitude of these potential disruptions will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

As a result of the COVID-19 pandemic or any other disruption, we may experience disruptions that could severely impact our business, clinical trials and preclinical studies, including:
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
•increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other variants, being forced to quarantine, or being unable to visit clinical trial locations;
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
•interruption or delays in the operations of the FDA, EMA and comparable foreign regulatory agencies or their refusal to accept data from clinical trials in affected geographies, which may impact approval timelines;
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

These and other factors arising from the COVID-19 pandemic could continue to adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

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
The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the COVID-19 pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our commercialization efforts, our clinical studies, our research programs, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy.
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
As of December 31, 2021, we had 327 employees, 324 of whom are full-time. As our development and commercialization plans and strategies develop, and as we further develop as a public company, we may need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
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
We will need additional capital in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares or ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares or ADSs, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders. For example, pursuant to our Securities Purchase Agreement with Blackstone, we sold 17,985,611 ADSs representing 17,985,611 ordinary shares, at a private placement price of $5.56 per ADS to Blackstone resulting in gross proceeds of $100 million. We also granted Blackstone a warrant to purchase 3,265,306 ADSs representing 3,265,306 of our ordinary shares, at an exercise price of $7.35 per ADS. In addition, we have an Open Market Sale AgreementSM, or Sales Agreement, with Jefferies LLC, or Jefferies, to sell up to $100.0 million worth of our ADSs, from time to time, through an “at the market” equity offering program under which Jefferies will act as sales agent. As of March 1, 2022, $69.1 million worth of ADSs remained available for sale under the “at the market” equity offering program. If we raise additional capital through our “at the market” equity offering program, or other public or private equity offerings, the ownership interest of our existing shareholders will be diluted and may cause the market price of our ADSs to decline. Furthermore, new investors purchasing securities that we may issue and sell in the future could obtain rights superior to the rights of our existing shareholders.
From time to time, we may also evaluate various acquisitions and strategic collaborations, including collaborating with respect to our product candidates, or licensing or acquiring complementary products, intellectual property rights, technologies or businesses, as we may deem appropriate to carry out our business plan. Any potential acquisition or strategic collaboration, including our Collaboration and Financing Agreement with Blackstone, or the Collaboration Agreement, may entail numerous risks, including:
•increased operating expenses and cash requirements;
•the assumption of additional indebtedness or contingent liabilities;
•negative covenants that may affect our ability to develop and commercialize our product candidates;
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

We have incurred substantial obligations under the Collaboration Agreement with Blackstone, which could impair our flexibility and access to other capital and adversely affect our financial position, and our business would be adversely affected if we were unable to meet our obligations under the Collaboration Agreement.

In November 2021, we entered into the Collaboration Agreement pursuant to which Blackstone has agreed to pay us up to $150 million to support the continued development and, following approval, commercialization of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (“obe-cel,” previously known as AUTO1) as well as our next generation product candidates of obe-cel (obe-cel and such next generation products, collectively, the “Collaboration Products”) in exchange for our agreement to make substantial payments to Blackstone following approval of such products. These payments include a single-digit percentage royalty on worldwide net sales of (i) the Collaboration Products in any indication and (ii) AUTO3 for the treatment of B-cell leukemias and lymphomas, by us and any of our licensees, as well as sales milestone payments relating to such net sales. Such payments to Blackstone could increase our cash requirements and could impair our liquidity.
In connection with the Collaboration Agreement, Blackstone was granted a security interest in substantially all of our assets. The Collaboration Agreement also contains negative covenants that restrict us from (a) granting liens on certain of our assets, including liens on the intellectual property relating to the Collaboration Products, except for certain permitted liens, (b) making distributions or dividends, except for certain permitted distributions, (c) entering into development or commercialization license transactions with respect to the Collaboration Products, except that we are permitted to enter into any such development or commercialization license transactions with certain pharmaceutical companies, including those companies that have annual sales in excess of an agreed threshold, (d) consummating certain change in control transactions, (e) selling royalties or entering into similar financials transactions involving the sale of revenues or royalties, or (f) acquiring subsidiaries without joining such subsidiary as a party to the Collaboration Agreement. These restrictions could inhibit our ability to pursue our business strategies and may limit our ability to, among other things, incur secured indebtedness, encumber assets, pay dividends or make other distributions to holders of our capital stock, license-out the Collaboration Products, complete mergers or acquisitions, or sell royalties. If we default under our obligations under the Collaboration Agreement, we will be obligated to pay Blackstone liquidated damage payments in excess of the development payment paid by Blackstone. If we fail to make such payments, Blackstone could elect to exercise its remedies in respect of the security interest, which would seriously harm our business and ability to continue as a going concern.
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

Both the GDPR and UK GDPR have “extra-territorial” reach in that they apply to processing of personal data carried out in the context of a controller’s or processor’s establishment in the EEA/UK (as applicable), and also to the processing of personal data by a controller or processor with no establishment in the EEA/UK (as applicable) where the processing in question relates to the offering of goods or services to, and/or the monitoring of the behavior of, individuals in the EEA/UK (as applicable).

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

The GDPR provides that EEA Member States may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offenses or convictions – in the UK, the Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or UK, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or UK operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.

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

A particular issue presented by certain European data protection laws, including the GDPR, is that they generally restrict transfers of personal data from Europe, including the EEA, UK and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU, in a case known colloquially as “Schrems II.” Following this decision, the UK government has similarly confirmed that use of the EU U.S. Privacy Shield was not a mechanism for lawful personal data transfers from the UK to the United States under the UK GDPR. Also, the Swiss Federal Data Protection and Information Commissioner, or the FDPIC, announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission.

Following the decision in Schrems II, and the issuance of new form Standard Contractual Clauses by the European Commission, use of these Standard Contractual Clauses and similar approved-form ‘appropriate safeguards’ (such as the incoming UK ‘International Data Transfer Agreement’ (see below)) now requires the parties that rely upon them to comply with onerous obligations, such as conducting ‘transfer impact assessments’ to determine the additional measures that need to be implemented and maintained to supplement such safeguards to protect the transferred personal data effectively. Relevant regulatory guidance appears to conclude that no combination of such supplementary measures could be sufficient to allow effective reliance on these safeguards in the context of transfers of unencrypted personal data to recipients in third countries where public authorities have excessive powers to access and surveil the transferred personal data – which may, according relevant case law and regulatory guidance, include the United States in certain circumstances. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and these standard data protection clauses (such as these Standard Contractual Clauses and the incoming UK 'International Data Transfer Agreement'). As such, if we are unable to implement a valid solution for personal data transfers from Europe, including, for example, obtaining individuals’ explicit consent to transfer their personal data from Europe to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to import personal data from Europe, including the EEA, UK or Switzerland, may also: restrict our activities in Europe; limit our ability to collaborate with partners as well as other service providers, contractors and other companies subject to European data protection laws; and/or require us to increase our data processing capabilities in Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations – any or all of which could adversely affect our financial results. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

As noted above, the UK has introduced the UK GDPR which currently makes the privacy regimes of the EEA and the UK similar, though it is possible that either the EU, and consequently those further states that make up the remainder of the EEA, or the UK, could elect to change their approach and create differences in legal requirements and regulation in this area. We are now also exposed to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations (each regime separately having the ability to fine up to the higher of €20,000,000/£17,000,000 or 4% of an undertaking’s total global annual turnover). In addition, the UK Information Commissioner’s Office is not able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the EU GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the UK and the EEA, we could be investigated by, and ultimately fined by the UK Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation.

In addition, the UK is now regarded as a third country under the EU GDPR. However, on June 28, 2021, the European Commission issued an adequacy decision under the EU GDPR which allows most transfers of personal data from the EEA to the UK to continue without restriction for a period of four years ending June 27, 2025. Despite this decision, some uncertainty remains, as this adequacy determination must be renewed after this initial four-year period and may be modified or revoked in the interim. If the adequacy decision is withdrawn, modified or revoked, transfers of personal data from the EEA to the UK may require an alternative ‘transfer mechanism’ and we may be required to implement new processes and put new agreements in place, such as the above-mentioned Standard Contractual Clauses, to enable transfers of personal data from the EEA to the UK to continue, which could disrupt our operations.

Similarly, the European Union’s member states are now regarded as third countries under the UK GDPR. While the UK data protection regime currently permits data transfers from the UK to the EEA and other third countries covered by a European Commission adequacy decision, this is also subject to change in the future, and any such changes could have implications for our transfers of personal data from the UK. Furthermore, the UK government has now prepared certain UK-specific international data transfer tools, including an International Data Transfer Agreement, which will take the place of or be needed to supplement the European Commission’s Standard Contractual Clauses. The adoption of these separate tools will necessitate the implementation of one of these UK specific tools alongside the Standard Contractual Clauses, which could require significant resources and result in significant cost to implement and manage.
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
In addition, we are developing a proprietary diagnostic test for use with our AUTO4 product candidate. This test will require separate regulatory approval in addition to the regulatory approval of AUTO4. Failure to obtain marketing approval for the diagnostic test could prevent us from commercializing AUTO4 unless another similar diagnostic test for distinguishing TRBC1-positiveT-cell lymphomas is commercially available.
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

Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control by individual Member States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.
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
We are developing our lead program, obe-cel, a CD19-targeting programmed T cell product candidate for the treatment of adult ALL. Novartis, Gilead and BMS have received marketing approval for anti-CD19 CAR T cell therapies. Gilead's therapy was approved for the treatment of adult ALL in October 2021. Obe-cel is expected to compete directly with these companies and therapies. In addition, some companies, such as Cellectis, Inc., Les Laboratoires Servier SAS and Allogene Therapeutics Inc., are pursuing allogenic T cell products that could compete with our programmed T cell product candidates.
Novartis, Gilead and BMS may be successful in establishing a strong market position for their CD19-targeted CAR T cell products, and we may not be able to compete effectively against these therapies once they have been established.
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
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our technology or product candidates, including interference proceedings before the USPTO. Intellectual property disputes arise in a number of areas including with respect to patents, use of other proprietary rights and the contractual terms of license arrangements. Third parties may assert claims against us based on existing or future intellectual property rights and claims may also come from competitors against whom our own patent portfolio may have no deterrent effect. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Other parties may allege that our product candidates or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. As we continue to develop and, if approved, commercialize our current and future product candidates, competitors may claim that our technology infringes their intellectual property rights as part of business strategies designed to impede our successful commercialization. There are and may in the future be additional third-party patents or patent applications with claims to, for example, materials, compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of any one or more of our product candidates. For example, we are aware of third-party U.S. patents that claim technology related to obe-cel. These U.S. patents will expire between 2023 and 2025, and there are no counterpart patents in Europe or the rest of the world that extend beyond the earliest expected regulatory approval date of obe-cel. If regulatory approval is received for obe-cel, unless we are able to obtain a license or licenses to the third-party U.S. patent or patents on commercially reasonable terms or any applicable patent or patents are invalidated, held to be unenforceable, or deemed uninfringed by our activities, we currently intend to launch obe-cel outside the United States first, and delay the commercial launch of obe-cel in the United States until the expiration of any applicable third-party patent or patents covering obe-cel. As a result, the future commercial opportunity of obe-cel in the United States could be adversely impacted. Moreover, we may fail to identify relevant third party patents or patent applications, or we may incorrectly conclude that the claims of an issued patent are invalid or are not infringed by our activities. Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that any of our product candidates may infringe, or which such third parties claim are infringed by our technologies.
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
As of December 31, 2021, our patent portfolio is comprised of 100 patent families, of which 20 patent families originated from UCLB, the technology-transfer company of UCL, 3 patent families are in-licensed from Noile-Immune Biotech, Inc., and 77 patent families we own and have originated from our own research. Of the 20 patent families that were originally in-licensed from UCL, 24 have now been assigned to Autolus under a Deed of Assignment dated 15 October 2020. Because we have acquired or licensed certain of our patents from UCLB and Noile-Immune Biotech, Inc, we must rely on their prior practices with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
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
    The trading price of our ADSs continues to be volatile. The stock market in general, and the market for biopharmaceutical and pharmaceutical companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our ADSs, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, the trading price for our ADSs may be influenced by the following:
•the commencement, enrollment or results of our planned or future clinical trials of obe-cel and any other product candidates;
•the clinical or commercial success of competitive drugs, therapies or technologies;
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

Some companies that have experienced volatility in the trading price of their securities have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.
Our ADSs are thinly traded and our shareholders may be unable to sell their ADSs quickly or at market price.
Although we have had periods of high volume daily trading in our ADSs, generally our ADSs are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of ADSs by our shareholders may disproportionately influence the price of those ADSs in either direction. The price for our ADSs could, for example, decline significantly in the event that a large number of ADSs are sold on the market without commensurate demand, as compared to a seasoned issuer that could better absorb those sales without adverse impact on the price of the security.

Future sales of our ADSs in the public market could cause our share price to decline
As of March 1, 2022, approximately 90.9 million of our ordinary shares (including ordinary shares in the form of ADSs) were issued and outstanding. Sales of a substantial number of shares of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.
We previously filed a registration statement on Form S-8 under the Securities Act to register ordinary shares (including in the form of ADSs) subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans, and we have also filed a "shelf" registration statement on Form F-3 under the Securities Act to register securities having an aggregate offering price not to exceed $300 million. We have also entered into a sales agreement with Jefferies pursuant to which we may issue and sell ADSs with aggregate offering proceeds of up to $100 million, on an "at-the-market" basis from time to time, and as of March 1, 2022, $69.1 million worth of ADSs remained available for sale under the program. In addition, in the future, we may issue ordinary shares, ADS or other securities if we need to raise additional capital. The number of new ordinary shares or ADSs, or securities convertible into our ordinary shares or ADSs, issued in connection with raising additional capital could represent a material portion of our then-outstanding ordinary shares.
Additionally, the holders of an aggregate of approximately 40.8 million of our ordinary shares, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. If we were to register the resale of these shares or ADSs, they could be freely sold in the public market. If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.
If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act of 2002, to include a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act of 2002 also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by The Nasdaq Stock Market LLC, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our senior management, directors and principal shareholders, if they choose to act together, have the ability to control or significantly influence all matters submitted to our shareholders for approval.
As of December 31, 2021, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 61% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may harm the market price of our ADSs by:
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

We do not believe we were a PFIC for our taxable year ended December 31, 2021. Based on our current estimates of expected gross assets and income, we do not believe we will be a PFIC for our taxable year ending December 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2021, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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
Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
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
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2021, we had cumulative carryforward tax losses of $278.6 million. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to the company by third parties, the Research and Development Expenditure Credit program, or RDEC Program. Under the SME Program, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a SME, based on size criteria concerning employee headcount, turnover and gross assets. The U.K. Government has enacted legislation which introduces a cap on payable credit claims in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total PAYE and NICs liability of the company, subject to an exception. The Company is currently analyzing whether this could restrict the amount of payable credit that we claim.
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
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are able to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company through December 2023, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31 (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.
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
As a foreign private issuer, we are permitted to and follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to public companies organized in the United States. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq.
We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present. Similarly, we have adopted a compensation committee, but English law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, while we have a compensation committee, English law does not require that we adopt a compensation committee or that such committee be fully independent. Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.
Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we have adopted a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. We expect to report any such waivers in a subsequent Annual Report on Form 20-F. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.
As a result, our practice varies from the requirements for domestic issuers pursuant to Nasdaq Listing Rule 5610.
In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
    As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status.

    If we lose our foreign private issuer status on this determination date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2023, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not currently incur as a foreign private issuer, as well as increased accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.
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
The trading market for our ADSs is influenced by the research and reports that equity research analysts publish about us and our business. We currently have research coverage by several equity research, industry or financial analysts. The price of our ADSs could decline if one or more analysts covering our business downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

Item 4. Information on the Company.
A.History and development of the company.
    We are a public limited company, originally incorporated pursuant to the laws of England and Wales in February 2018 as a private company with limited liability called Autolus Therapeutics Limited. Autolus Limited was originally incorporated under the laws of England and Wales in July 2014. Pursuant to the terms of a corporate reorganization, the shareholders of Autolus Limited exchanged each of the shares held by them in Autolus Limited for the same number and class of newly issued shares of Autolus Therapeutics Limited and, as a result, Autolus Limited became a wholly owned subsidiary of Autolus Therapeutics Limited, a holding company incorporated in February 2018 with nominal assets and liabilities, which had not conducted any operations prior to the share exchange other than actions incidental to the exchange and its incorporation. On June 18, 2018, Autolus Therapeutics Limited re-registered as a public limited company and was renamed Autolus Therapeutics plc. Following the re-registration of Autolus Therapeutics Limited as a public limited company, Autolus Limited reduced its issued share capital pursuant to Part 17 of the Companies Act by way of the cancellation of all of its issued series A preferred shares, C ordinary shares, deferred shares and all but 100 B ordinary shares. On June 22, 2018, the different classes of our issued share capital were converted into a single class of ordinary shares and various classes of deferred shares, and we completed our IPO on the Nasdaq Global Select Market. Our ADSs trade under the symbol "AUTL". Our ordinary shares are not listed.
Our registered office and principal executive offices are located at the Mediaworks, 191 Wood Lane, White City, London W12 7FP, United Kingdom and our telephone number is +44 20 3829 6230. Our website address is www.autolus.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report.  We have included our website address in this Annual Report solely as an inactive textual reference. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036.
Our capital expenditures for the years ended December 31, 2021, 2020 and 2019, amounted to $8.9 million, $14.7 million, and $18.3 million, respectively. These capital expenditures primarily consisted of leasehold improvements, laboratory equipment, and computer and office equipment in the United Kingdom. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs, to expand our internal manufacturing capabilities, and otherwise to grow our operations. We anticipate our capital expenditures in 2022 to be financed from the proceeds from our existing cash.

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

Our current clinical-stage programs are:

Obe-cel (AUTO1):
Obe-cel (obecabtagene autoleucel) is a CD19-targeting programmed T cell investigational therapy with a CD19 binder designed to improve the efficacy and safety profile, as compared to other CD19 CAR T therapies.

In August 2021 data were published in the Journal of Clinical Oncology from the ALLCAR19 Phase 1 clinical trial in r/r adult B-ALL patients. Obe-cel demonstrated a manageable adverse events profile, with no patients experiencing high grade CRS, despite the majority having a high disease burden prior to lymphodepletion. As presented at the Annual Meeting of the American Society of Hematology, or ASH, in December 2021, as of the data cut off date of October 15, 2021 duration of response remains highly encouraging with morphological EFS for obe-cel of 46% at 24 months with a median follow-up of 29.3 months and patients approaching up to 42 months of durability.

We initiated the FELIX study, a Phase 1b/2 clinical trial of obe-cel for the treatment of adult r/r B-ALL in 2020. This trial may potentially be a registrational trial. As presented at ASH in December 2021, as of the cut-off date of September 13, 2021, the data from the Phase 1b portion of the FELIX study show a favorable safety and efficacy profile consistent with our experience in the ALLCAR19 study in adult r/r B-ALL. The trial is currently enrolling patients into the Phase 2 portion. Autolus expects initial data from the Phase 2 trial to be available in H2 2022 and full data in H1 2023.

In addition, we are exploring activity for obe-cel in other B-cell malignancies. The obe-cel ALLCAR19 Phase 1 trial has been extended in B cell lymphomas including indolent NHL, or iNHL, and chronic lymphocytic leukemia, or CLL. We presented further data from four patients with iNHL at the 2021 ASH meeting. Furthermore, obe-cel is being investigated in primary CNS lymphoma, or PCNSL, in collaboration with our academic partner University College London, or UCL, in an exploratory Phase 1 clinical trial called CAROUSEL. This study started enrolling patients in the first half of 2021. We expect to provide updates from these additional studies of obe-cel in the first half of 2022. Furthermore, we may pursue a pediatric label through an investigational program in pediatric ALL.

AUTO1/22:
We commenced a Phase 1 clinical trial in pediatric patients with relapsed or refractory ALL with our next-generation product candidate, AUTO1/22, (previously designated AUTO1NG) in the fourth quarter of 2020. AUTO1/22 is a dual-targeting CAR-T which builds on the obe-cel approach utilizing the same CD19 CAR, alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease. At ASH in December 2021 we presented initial data on this program. We presented preclinical data and initial clinical data that was consistent with high level of activity and good engraftment. We expect to report more data from this trial in the first half of 2022.

AUTO4:
A programmed T cell investigational therapy for the treatment of peripheral T-cell lymphoma targeting TRBC1. Unique targeting of TRBC1 potentially opens a new therapeutic approach. The preclinical study package suggested selective binding and anti-tumor activity of TRBC1 and TRBC2 CARs in vitro and in vivo. We expect to report Phase 1 interim data in the first half of 2022.

AUTO6NG:
A programmed T cell investigational therapy targeting GD2 in development for the treatment of neuroblastoma utilizing a new binder designed to minimize on-target, off-tumor toxicity, humanized to reduce immunogenicity, including RQR8 safety switch. Findings from a Phase 1 clinical trial with AUTO6 were published in November 2020 and provide evidence that AUTO6 induces clinical activity in this solid tumor setting without inducing on-target off-tumor toxicity. We since developed a next-generation product candidate, AUTO6NG, which builds on this approach utilizing the same GD2 CAR alongside additional programming modules to enhance the activity and persistence. In June 2020, we presented preclinical data of AUTO6NG, including data from a tumor model in small cell lung cancer indicating that GD2 is an attractive target for programmed T cell therapies in that indication. We expect to initiate a Phase 1/2 clinical trial of AUTO6NG in mid-2022 with our academic partner University College London, or UCL.

AUTO8:	A next-generation product candidate for multiple myeloma, which comprises two independent CARs for the multiple myeloma targets, BCMA and CD19. We have developed an optimized BCMA CAR which is designed for improved killing of target cell that express BCMA at low levels. This has been combined with fast off rate CD19 CAR from obe-cel. We believe that the design of AUTO8 has the potential to induce deep and durable responses and extend the durability of effect over other BCMA CARs currently in development. We expect to initiate a Phase 1/2 clinical trial of AUTO8 in H1 2022 with our academic partner University College London, or UCL.

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

Obe-cel has an optimized engagement of the CD19 target designed to enhance its persistence. We believe that these properties may enable obe-cel to be a suitable candidate for the treatment of adult patients with ALL, who tend to be less tolerant of severe toxicity compared with children with ALL. There is currently one CAR T cell therapy approved for the treatment of adult ALL. AUTO1/22 builds on the obe-cel approach utilizing the same CD19 CAR alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease.

AUTO4, which we are developing for the treatment of peripheral T-cell lymphoma, employs a novel and differentiated treatment approach. AUTO4 is designed to selectively kill cancerous T cells in a manner that we believe will preserve a portion of the patient’s normal, healthy T cells to maintain immunity. It targets an antigen, TRBC1 found on approximately 40% of T cell lymphomas. Since our AUTO4 approach is a novel mechanism to target T cells, we have also programmed the product candidate with a “safety switch” in order to allow physicians to manage toxicity by eliminating the programmed T cells if a patient experiences severe adverse side effects from the treatment. AUTO5 is a preclinical TRBC2 programmed T cell product candidate for the treatment of peripheral T-cell lymphoma. TRBC2 is found on approximately 60% of T cell lymphomas. Plans to progress AUTO5 are subject to clinical data from the AUTO4 program.

We are developing AUTO6NG, which builds upon AUTO6 data by incorporating additional programming modules intended to enhance efficacy by aiming to extend persistence and to address the layers of defense that cancer cells deploy to evade T cell killing.

AUTO8 is our next-generation product candidate for multiple myeloma, which comprises two independent CARs for the multiple myeloma targets, BCMA and CD19. We have developed an optimized BCMA CAR which is designed for improved killing of target cell that express BCMA at low levels. This has been combined with fast off rate CD19 CAR from obe-cel. We believe that the design of AUTO8 has the potential to induce deep and durable responses and extend the durability of effect over other BCMA CARs currently in development.

Background on T Cells and Cancer

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
Cancer Immunotherapy and T cell Therapies

In recent years we have seen the emergence of cancer immunotherapy, in which treatments harness the power of a patient’s immune system to combat their disease.

Cancer immunotherapy treatment requires the activation and expansion of cancer-specific T cells, which kill cancer cells by recognizing antigen targets expressed on cancer cells. Studies have shown that tumors develop escape mechanisms that prevent T cell-mediated destruction through immune checkpoint proteins, which shut down anti-tumor immunity. Clinical trials have shown that treatment with immune checkpoint inhibitors can restore T cell activity and results in durable clinical responses. Several anti-PD1 and anti-PD-L1 antibodies are approved for the treatment of various solid tumors and Pembrolizumab is also approved in relapsed/refractory classical Hodgkin’s disease or primary mediastinal B-cell lymphoma. However, none of the immune checkpoint inhibitors are currently approved in other hematologic indications. While these approaches collectively represented major advances in cancer treatment, they all lack active redirection of the patient’s T cells to the cancer, eventually limiting clinical activity.

More recently, redirected T cell therapies that are designed to give the patient’s T cells a new specificity to recognize cancer cells have been developed. The first approved product of this class is a bi-specific T cell engager called blinatumomab (Blincyto®) from Amgen Inc. Blinatumomab targets the CD19 antigen on the surface of B cells and cancers derived from B cells. Blinatumomab is approved for the treatment of B-ALL. More recently, genetically programmed redirected T cell therapies have been approved. These include CD19 targeting, the CAR-T therapies Kymriah®, Yescarta® and Tecartus®, and Breyanzi®, developed by Novartis AG, Kite Pharma, Inc. and Bristol Myers Squibb Inc, respectively for the treatments of B-ALL and B-NHL. All four of these therapies showed high response rates and, in a subset of patients, prolonged treatment effects. For those patients experiencing a relapse, the common causes for relapse are insufficient survival of the programmed T cells, loss of the CD19 target on the cancer cells and upregulation of checkpoint inhibitor PD-L1 on the cancer cells.
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

Programmed T Cell Therapies
Chimeric Antigen Receptors (CARs)

We use Chimeric Antigen Receptors (CARs) to reprogram our T cell product candidates. These receptors combine the tumor recognition domain of an antibody with the activation and costimulatory domains from the T cell receptor to rearm a patient’s T cells to recognize and kill their cancer cells.

CAR T Cell Production

    We have developed our own proprietary viral vector and semi-automated cell manufacturing processes to engineer a patient's T cells with the CAR and other programing modules. We believe that this autologous approach has the potential to be both the safest and most therapeutically effective approach to manufacturing CAR T cells.

Limitations of Current T Cell Immunotherapies
Existing T cell immunotherapies, including CAR T therapies, have shown significant efficacy in hematological malignancies; however, the extent and duration of the treatment effects and disease remission are yet to be fully defined. Optimizing the targeting module of a programmed T cell may enhance its effect and safety. Also, in response to targeted therapies, cancer cells often mutate and cease to express the antigen the therapy was designed to recognize.
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
Our Solution: Advanced T Cell Programming
Engineered T cell immunotherapy products show significant efficacy for hematological malignancies. However, realization of the potential of this approach across a broad range of tumor types will require multiple technology solutions to address limitations of the current generation of therapies.

Our technological approach is the development of advanced T-cell engineering components designed to directly address clinical challenges. A focus in our early-stage pipeline is incorporation of multiple components in a single product. The diagram in this section following the table summarizing our clinical programs shows how our programming modules relate to our product candidates.

Advanced Targeting Technologies
We have developed advanced antigen targeting technologies to improve the ability of our programmed T cell therapies to selectively identify and target cancer cells and to deliver a sustained anti-tumor effect. These targeting technologies include fast off rate cars, novel targets, high avidity spacers, dual-targeting and pattern recognition.
Fast Off Rate CARs
We have designed programmed T cells with a fast off-rate binders. These fast off-rate kinetics are similar to the behaviour of naturally occurring T cells. Obe-cel has this enhanced kinetic profile, appears to result in reduced Cytokine Release Syndrome and in increased T cell engraftment compared to data reported for other CAR T cell product candidates in clinical development for ALL that use high affinity binders. We use Fast Off Rate CARs in our obe-cel, AUTO1/22 and AUTO8 programs.
Dual-Targeting CARs
Relapse due to target antigen loss or down regulation is a major cause of treatment failure in CAR T cell therapy. We have developed product candidates that target two antigens on a cancer cell and are designed to reduce the chances for relapse due to antigen escape. Evidence suggests that it may also improve a response in those patients with low levels of expression of a target antigen on their cancer cells. We use Dual Targeting CARs in our AUTO1/22 and AUTO8 programs.
Pharmacological Control of T Cell Activity
Management of toxicity is a critical step in the successful application of programmed T cell therapies. We have developed multiple technologies designed to pharmacologically control T cell activity in the event a patient suffers certain serious adverse events related to the T cell therapy. Safety switches are designed to selectively eliminate the programmed T cells following administration of a pharmacological agent, whilst tuneable or controllable CAR T cells allow the activity of T cell therapy to be dialled down following administration of a pharmacological agent.
Rituximab Safety Switch (RQR8)

The RQR8 safety switch is designed to selectively eliminate the programmed T cells by the administration of the commercially available monoclonal antibody rituximab. Once administered, rituximab binds to the engineered CD20 epitopes on the surface of the T cell and triggers cell death. We use the RQR8 safety switch in our AUTO4, AUTO5 and AUTO6NG programs.

Rapamycin Safety Switch (RapaCasp9)

The rapaCasp9 safety switch is designed to selectively eliminate the programmed T cells by the administration of the commercially available drug rapamycin. Once administered, rapamycin heterodimerises caspase 9 via FRB and FKBP to activate a cell death cascade and selectively eliminate the programmed T cells.

Tetracycline Controllable CAR (TetCAR)

TetCAR is a controllable CAR T cell system designed to reversibly dampen the activity of the programmed T cells by the administration of the commercially available antibiotic tetracycline to a patient. Once administered, tetracycline temporarily dislocates the CAR signalling domain from the cancer antigen binding domain leading to deactivation of the T cell therapy. Activity is then restored on clearance of the pharmacological agent from the patient.

Tumor Microenvironment Shielding
Tumor cells and other cells in the tumor microenvironment can debilitate anti-tumor immune responses. Proteins expressed on tumor cells can trigger inhibitory receptors on T cells to block their ability to eliminate the tumor, so-called immune checkpoints. Secretion of TGFβ by the tumor and other cells can shut down the activity of a T cell therapy. We have developed technologies designed to shield our programmed T cells from these immunosuppressive pathways.

Checkpoint Shielding (dSHP2)

Immune checkpoint receptors act through a common signalling pathway inside the T cell that prevents normal T cell activation. We have developed a modified version of an adaptor protein, SHP2, that in preclinical studies has been shown to efficiently counteract the inhibition of T cells resulting from the PD-L1/PD-1 interaction. In addition, it is designed to simultaneously disarm multiple inhibitory receptors on the cancer cell. We use the dSHP shielding module in our AUTO6NG program.

TGβ Shielding (dTGβRII)

dTGβRII is a modified version of the TGβ Receptor that module lacks a functioning signally domain. dTGβRII will bind TGFβ but will not transmit the negative signal into our programmed T cells. In preclinical studies we have shown this programming module can reduce the susceptibility of our T cells to inhibition by TGF-β. We use the dTGβRII shielding module in our AUTO7 program.

Enhanced Activity

One of the challenges of targeting some solid tumors is the lack of such easily accessible stimulation for programmed T cells, leading to poor persistence and a weak anti-tumor activity. Co-administration with cytokines can boost T cell activity and persistence. Certain cytokines can potentiate the anti-tumor of the T cell therapy by recruiting and activating other immune cells to kill the tumor.

However, systemic or local administration of cytokines can be toxic, therefore we have developed programming modules that are designed to harness the enhanced activity of cytokines whilst avoiding the potential for toxicities.

Chimeric Cytokine Receptors (CCRs)

The CCR is a programming module that is designed to deliver a cytokine signal directly inside T cells without administration or secretion of cytokines themselves. We use proteins from an antibody structure to stably heterodimerise two cytokine signalling domains together to deliver a proliferative and survival signal into our T cells. Preclinical data has demonstrated the potential for the CCR to improve the persistence and activity of CAR T cell therapy against solid tumors. We use the CCR enhanced activity module in AUTO6NG

Host Immune System Recruitment (ssIL12)

IL-12 is a potent anti-tumor cytokine that mediates the activity of many different anti-tumor immune cells. The majority of clinical studies involving treatment of patients with IL-12 were associated with severe systemic side effects mediated by high levels of IFNγ. Our ssIL12 module is designed to secrete very low levels of IL-12 from our T cells and our preclinical data demonstrates the potential for ssIL12 to provide anti-tumor without systemic toxicity.

Our Product Candidates for the Treatment of Hematological Cancers

Our clinical-stage product candidates targeting hematological cancers are obe-cel, AUTO4 and AUTO1/22. We have additional hematological product candidates AUTO5 and AUTO8 in preclinical development.

Obe-cel (AUTO1): Our Programmed T Cell Therapy for the Treatment of ALL

Introduction to Obe-cel

Obe-cel is a gene therapy product consisting of autologous T cells that are transduced with a lentiviral vector to express a novel anti-CD19 Chimeric Antigen Receptor (CD19 (CAT) CAR). The transduced T cells express second-generation CARs in which the CD19 CAR construct uses 41BB-ζ and CD3- ζ endodomains.

CD19 is an ideal target for a CAR T cell therapy as it is a cell surface marker for B-precursor cells and B-lymphocytes that is present on most B cell malignancies. Upon CD19 directed CAR T cell therapies, it also leads to B-cell aplasia which can be used as a pharmacodynamic marker. CD19 CAR T cell therapies have proven effective in treating B-cell leukemias and B-cell lymphoma with efficacy dependent on engraftment and expansion of the CAR T cells. However, rapid activation and expansion of CAR T cells can result in CRS and/or ICANS, which in some cases can be life-threatening, particularly for elderly patients and patients with higher tumor burden that have a poor tolerance for toxicity. Furthermore, excessive activation of CAR T cells can lead to cell exhaustion and limit their persistence, which may impact the durability of therapeutic effect. Obe-cel is an investigational therapy in which a patient’s T cells are genetically modified to express a novel CD19-specific binder designed to reduce side effects observed with this class of therapeutics.

Obe-cel, currently the subject of an ongoing Phase 1/2 trial (FELIX) in adult r/r B-ALL, has been designed to recognize CD19 and interact with the target with a fast off-rate enabled by the novel CAT scFv binding domain. This property allows the obe-cel cells to efficiently recognize cancer cells, inject cytotoxic proteins to initiate the natural self-destruction process present in all human cells and then rapidly disengage from them in order to engage the next cancer cell, a process also known as serial killing. Rapid disengagement from the target antigen is expected to minimize excessive activation of the programmed T cells, reduce toxicity and may also reduce T cell exhaustion.

Our academic partner, UCL, has conducted two separate Phase 1 clinical trials evaluating the safety and efficacy of obe-cel. The first Phase 1 clinical trial in pediatric ALL patients is named the CARPALL trial, the second Phase 1 clinical trial in adult ALL patients is named the ALLCAR19 trial.

Clinical Development of Obe-cel in Adult ALL

Background of Adult ALL
Obe-cel is currently being tested in a Phase 1b/2 clinical trial for the treatment of adult ALL, which according to the American Cancer Society is predicted to affect approximately 6,000 adults in the United States in 2018. Combination chemotherapy enables 90% of adult patients to experience complete remission, or CR. However, the majority of these remissions are not long-lasting in adult patients. Despite this initial CR, and in contrast to pediatric ALL, the prognosis of adult ALL is still poor and has not changed significantly during the last two to three decades, with long-term remission rates limited to 30-40%. Approximately 50% of all adult ALL patients will relapse, and data from the Medical Research Council’s UKALL12/ECOG 2993 study, published in 2007, found that five-year overall survival, or OS, rate in adults who relapse following standard multi-agent chemotherapy is 7%. The only curative option for relapsed or refractory ALL consists of achieving a second CR by salvage therapy followed by an allogeneic hematopoietic stem cell transplant, or allo-HSCT. Without allo-HSCT, a subsequent relapse occurs in nearly all patients. However, less than half of patients achieve a second CR, and therefore only a subset will be eligible for this procedure. Even then, less than one-third of patients receiving the transplant are expected to sustain long-term disease-free survival. Further, allo-HSCT is associated with severe morbidity and significant mortality. Many patients with relapsed or refractory ALL will have been maximally treated with chemotherapy, and often do not achieve a second CR with standard-of-care chemotherapy in order to be eligible for allo-HSCT.

Two targeted immuno therapies have been approved for the treatment of adult ALL: blinatumomab and inotuzumab ozogamicin. Both of these therapies achieve high complete response rates, but durability is limited. In a randomized Phase 3 clinical trial of blinatumomab in heavily pretreated B-cell precursor ALL, the blinatumomab arm achieved a complete response rate of 44%, of which 76% also achieved MRD-negative CR, and the median duration of remission was 7.3 months. The median OS in those patients, though significantly improved compared to chemotherapy, was still only 7.7 months. Similarly, in a Phase 3 clinical trial of inotuzumab ozogamicin, a higher percentage of patients achieved MRD-negative CR when treated with inotuzumab compared to standard-of-care chemotherapy, but the median duration of remission was 4.6 months and median OS was 7.7 months.

Obe-cel Phase 1 Clinical Trial in Adult ALL (FELIX Trial)

Initial experience in the Phase 1b portion of the FELIX study (NCT04404660) resulted in comparable results as seen in the Phase 1 ALLCAR19 clinical trial. As of the cut-off date of September 13, 2021, 16 patients in the Phase 1b part of the FELIX study had received obe-cel. Patient characteristics in the Phase 1b portion of the FELIX study were broadly comparable to those observed in the ALLCAR19 study in r/r adult B-ALL.

•Baseline characteristics between the Phase 1b portion of the FELIX study and the ALLCAR19 study are similar. 75% of patients in the Phase 1b portion of the FELIX study had >20% blasts at pre-conditioning, compared with 60% patients in the ALLCAR19 study. 56.3% of patients received prior blinatumomab in the Phase 1b portion of the FELIX study compared with 25% in the ALLCAR19 study.
•A high CR/CRi response rate at 1 month was observed across both studies, with 12/16 patients in the Phase 1b portion of the FELIX study, consistent with 17/20 patients in the ALLCAR19 study.
•Safety consistent between the ALLCAR19 study and Phase 1b portion of the FELIX study, with no patient having high grade (≥Grade 3) cytokine release syndrome. 1 of 16 patients experienced a Grade 3 immune effector cell-associated neurotoxicity syndrome (ICANS) in the Phase 1b portion of the FELIX study, as compared with 3 of 20 patients in the ALLCAR19 study.

We expect to present initial data from the Phase 2 portion of the FELIX study in the second half of 2022 and full data in the first half of 2023.

Obe-cel Phase 1 Clinical Trial in Adult ALL (ALLCAR19 Trial)
In the first quarter of 2018, our academic partner University College London, or UCL, initiated a single-arm, open label, multi-center Phase 1 clinical trial of obe-cel, named the ALLCAR19 trial, in patients aged 16 to 65 years with high-risk, relapsed or refractory CD19 positive B-lineage ALL. The clinical trial was conducted at sites in the United Kingdom. The trial enrolled patients with a high tumor burden; 45% of treated patients had 50% or greater bone marrow blasts. In the trial, 20 patients received obe-cel; product for 14 of those patients was manufactured using a semi-automated, fully-enclosed process, which we anticipate using for commercial supply, if approved.
As of the data cut-off date of May 17, 2021, 20 patients with r/r ALL had received obe-cel. The therapy was well tolerated, with no patients experiencing Grade 3 or higher CRS. Three patients (15%), all of whom had high leukemia burden (>50% blasts), experienced Grade 3 ICANS that resolved swiftly with steroids. Of the 20 patients evaluable for efficacy, 17 (85%) of patients achieved minimum residual disease (MRD)-negative complete remission (CR) at one month. As of the data cut off date of October 15, 2021, ALLCAR19 data shows morphological EFS for obe-cel is 46% at 24 months with a median follow-up of 29.3 months and patients approaching up to 42 months of durability. The EFS and OS data are preliminary considering the small number of patients.

In October 2019, we announced that the FDA granted orphan drug designation for obe-cel for the treatment of ALL. We also received IND clearance for our Phase 1b/2 clinical trial in April 2020.

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

As of the data cut-off date of October 15, 2021, 15 r/r B-NHL and 1 B-CLL patient had received obe-cel with 14 patients evaluable for response.

•14 of 14 patients responded to obe-cel of which 13 of 14 patients achieved complete metabolic response per Lugano 2014, with 1 B-CLL patient in PR.
•15 of 16 patients were without disease progression at last follow-up, with 1 of 16 patients having died in CR from COVID-19. Furthermore, long term persistence was demonstrated by qPCR.
•Median follow up time for Follicular Lymphoma (FL) and DLBCL patients was 11.8 months (range 2-14.2m).
•Median follow up time for Chronic Lymphocytic Leukemia (CLL) and Mantle Cell Lymphoma patients was 7.4 months (range 1.1-14.8 million).
•Across all patients, obe-cel demonstrated a favorable safety profile with no ICANS or severe Grade ≥ 3 CRS events.

We expect to present further data from more B-NHL and CLL patients in the first half of 2022.

UCL has also initiated a Phase 1 exploratory trial of obe-cel in patients with relapsed or refractory Primary CNS Lymphoma, or PCNSL. This trial, named CAROUSEL (NCT04443829), is evaluating the feasibility of generating obe-cel and safety of administration in this patient population.

Development Strategy for Adult ALL
In 2020, we initiated the multicenter, single-arm Phase 1b/2 trial of obe-cel in adult patients with relapsed or refractory ALL, or r/r ALL, referred to as the FELIX trial. We are planning to recruit patients and have clinical trial sites open for enrollment in the United Kingdom, the United States and Spain. Subject to confirmation by regulatory authorities, we hope that this trial may be a registrational trial in r/r adult ALL population.

Enrollment in the Phase 1b component of the trial is now completed, and we are currently enrolling patients into the Phase 2 portion of the FELIX study. The Phase 2 cohort will include approximately 90 patients with morphological disease (>5% blasts in the bone marrow at screening), with ORR (CR/CRi) as the primary endpoint; and EFS, DOR and MRD negative CR as key secondary endpoints. A cohort is also planned in the Phase 2 part of the FELIX study, in which patients with MRD positive disease in morphological remission as well as patients with isolated extramedullary disease will be treated with obe-cel.

Background of Pediatric ALL
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

There is still a significant unmet medical need in pediatric patients with high-risk relapsed or refractory B-cell ALL. CD19 CAR T cell therapies have been developed for these patients. The approved CD19 CAR T therapy, Kymriah, has shown approximately 80% of complete molecular response rate. However, at six months after treatment, approximately 40% of the patients relapsed and the majority of the relapses were CD19 negative disease, with approximately two-thirds of relapses determined to have been due to loss of CD19 on the target cells in one study.

CD19 CAR T cell therapies have been tested in pediatric ALL patients and have shown sustained responses without allo-HSCT. In adult ALL, however, one of the major challenges has been severe toxicity, including death due to CAR T cell-mediated toxicity observed in the clinical trials of these products. Obe-cel has been designed to reduce toxicity but still sustain durable CRs, and we believe it has the potential to become a standalone therapy for adult ALL.

Obe-cel Phase 1 Clinical Trial in Pediatric ALL (CARPALL Trial)

The CARPALL trial was initiated by UCL in the second quarter of 2016 and is a single-arm, open label, multi-center Phase 1 trial enrolling patients aged 24 years or younger with high-risk relapsed or refractory CD19 positive B-lineage ALL. The main objective of the trial is to evaluate the safety and efficacy of obe-cel when administered at a single dose of 1 million cells/kg. The trial has completed enrollment with obe-cel. However, the extension arm is now open, and treating pediatric ALL patients with AUTO 1/22 (previously designated AUTO1NG).

As of the final data cut-off date of November 22, 2019, the obe-cel arm of the CARPALL trial had enrolled a total of 25 patients, in two cohorts; one cohort utilized a manual manufacturing process (cohort 1) and one cohort utilized a semi-automated fully enclosed manufacturing process (cohort 2). Product was generated for 14 of 17 patients in cohort 1 and the median follow-up for the 14 treated patients was 23 months. Seven patients were treated in cohort 2. The aim of cohort 2 was to increase feasibility of manufacture at scale; one patient died before infusion and product was generated for 100% of patients. Median follow-up for patients in cohort 2 was seven months.

None of the patients experienced Grade 3 or higher CRS and one patient out of 21 (5%) experienced Grade 4 neurotoxicity, which was deemed more consistent with fludarabine than CAR-associated neurotoxicity. Two patients experienced Grade 5 sepsis and death, one in the context of progressive disease and the second was considered related to obe-cel. This patient was in MRD-negative CR and had ongoing Grade 4 cytopenia associated with resistant HSV encephalitis. 13 patients experienced Grade 4 cytopenias that were ongoing at day 28. Nineteen of 21 treated patients (90%) achieved molecular complete remission at post-infusion. Consistent with preclinical results, CAR T cell expansion and persistence was excellent and CARs were detectable by flow for up to 36 months in four of the patients in cohort 1 who had ongoing responses beyond 12 months. Persistence was noted in 15 of 21 patients at last follow-up, up to 36 months. All of the patients in cohort 2 achieved molecular complete remission at one month post-infusion.

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

AUTO1/22

We commenced a Phase 1 clinical trial in pediatric patients with relapsed or refractory ALL with our next-generation product candidate, AUTO1/22 (previously designated AUTO1NG) in the fourth quarter of 2020. AUTO1/22 is a dual-targeting CAR-T which builds on the obe-cel approach utilizing the same CD19 CAR, alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease. We presented an update from the CARPALL extension, of AUTO1/22 at the 63rd ASH Annual Meeting in December 2021. As of the cut-off date of October 21, 2021, 6 patients had received AUTO1/22. All patients showed engraftment of single and double CAR positive populations, pointing to early CAR T cell persistence. We expect to present clinical data from the full cohort of patients in the first half of 2022.
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

We designed the trial to evaluate up to five dose levels of AUTO4, beginning with a low dose of 25 million AUTO4 cells. Assuming that we do not observe any DLT, the dose escalation phase of the trial will continue to higher doses of 75 million AUTO4 cells, 225 million AUTO4 cells, 450 million and potentially 900 million AUTO4 cells. In parallel with clinical development, the companion diagnostic will be developed to enable use within a potential pivotal trial and commercialization.

Development Strategy for AUTO4
We anticipate generating clinical data in the first half of 2022. If the preliminary efficacy data is positive, we may potentially explore a Phase 2 clinical trial and or potential registrational trial, subject to discussions with regulatory authorities. The final number of patients to be enrolled in the trial, specific endpoints and other aspects of the design of the trial would be determined based on feedback from regulatory authorities.
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
AUTO6: Our Neuroblastoma Program
Introduction to AUTO6 and AUTO6NG
We have been granted an exclusive, worldwide license under our license agreement with UCLB to AUTO6 (1RG-CART), a programmed T cell product candidate targeting the glycosphingolipid GD2. CRUK has completed an exploratory Phase 1 clinical trial of AUTO6 in pediatric patients with neuroblastoma. We are developing a next-generation product candidate, which we refer to as AUTO6NG, incorporating additional programming modules designed to improve efficacy, safety and persistence of AUTO6. We expect to initiate a Phase 1/2 clinical trial of AUTO6NG in 2022.
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
Preclinical Studies of AUTO6/6NG
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

We presented new preclinical data for AUTO6NG in June 2020 at the AACR Virtual Annual Meeting. GD2 was evaluated as a therapeutic CAR-T target antigen in SCLC. AUTO6 alone has demonstrated efficacy in an in vitro SCLC model, but successful tumor targeting alone was not sufficient to drive meaningful in vivo efficacy in the same SCLC model. Autolus has presented new preclinical data demonstrating the ability to target GD2 in SCLC cell line models in vitro, and the requirement for enhancing modules, designed to overcome TME suppressive mechanisms, to drive superior in vivo efficacy in a SCLC mouse model. The data suggests that AUTO6NG can overcome the immune suppressive mechanisms in the TME.
We believe these data support the continued development of AUTO6NG, and we expect to initiate a Phase 1/2 clinical trial of AUTO6NG in mid-2022.
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
Updated findings published in Science Translational Medicine suggest that AUTO6 can induce rapid regression of bulky disease in a solid tumor setting without inducing on-target off-tumor toxicity, despite dose dependent CAR T expansion. CAR T cell expansion has been observed in all six patients treated at the higher cell dose cohorts in this Phase 1 clinical trial. Three of these six patients demonstrated evidence of transient CAR T cell activity, including cytokine release syndrome, and regression of soft tissue and bone marrow disease activity. The GD2 binder used in AUTO6 has been designed to minimize on-target off-tumor neurotoxicity associated with GD2 expression at low levels in pain fibers and the brain. Despite the presence of clear CAR T cell activity, no neurotoxicity was observed. The publication also suggests that, whilst AUTO6 is a valid and safe strategy for targeting neuroblastoma, further modifications are required to promote CAR T cell persistence and induce deeper and more durable responses for these patients.
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

Because GD2 is expressed in numerous pediatric and adult tumors including neuroblastoma, osteosarcoma, soft tissue sarcoma, melanoma, astrocytoma and small cell lung cancer, or SCLC, our clinical development strategy is to develop AUTO6NG in parallel in neuroblastoma and in additional indications. To that end, we are planning to initiate a Phase 1/2 clinical trial of AUTO6NG. This trial will be in adult patients and is expected to commence in mid-2022.
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

Our manufacturing and commercialization strategy requires a fully integrated vein-to-vein product delivery cycle. We believe having established manufacturing processes suitable for commercialization early in the development of our T cell therapies will allow us to focus on expanding manufacturing capacity during our clinical trials and early commercial launch needs. Over time, we expect to establish regional manufacturing hubs to meet projected product requirements for commercialization. The first of these is planned in Stevenage, UK, at a new facility being built for this purpose. We believe that anticipated future commercial requirements can be met. Our plan is to establish our manufacturing infrastructure in a manner that would ameliorate logistics complexities and costs for all regions going forward.

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

We have established our initial cell and vector manufacturing capacity at the Cell and Gene Therapy Catapult in Stevenage, United Kingdom. We have two cell manufacturing suites capable of supporting clinical and early stage commercial launch. We also have a vector production suite capable of supplying clinical supplies. The Cell and Gene Therapy Catapult provides for access to architecturally and operationally segregated manufacturing suites. This facility approach has been reviewed and approved by the MHRA. This operational approach has also been reviewed with the FDA.

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

    As of December 31, 2021, our patent portfolio is comprised of 100 patent families, of which 20 patent families originated from UCLB, the technology-transfer company of UCL, 3 patent families are in-licensed from Noile-Immune Biotech, Inc., and 77 patent families we own and have originated from our own research. Of the 20 patent families that were originally in-licensed from UCLB, 19 have now been assigned to Autolus under a Deed of Assignment dated 15 October 2020. We believe that our current patent portfolio, together with our ongoing efforts to develop and patent new technologies, will provide us with substantial intellectual property protection for our product candidates and other technologies that are not currently deployed in our product candidates.

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

Our License Agreement with UCL Business Ltd.

In September 2014, we entered into an exclusive license agreement with UCLB, the technology-transfer company of UCL, for the development and commercialization rights to certain T cell programming modules. The license agreement was amended and restated in March 2016 to also include certain development and commercialization rights to improvements and new T cell programming modules. The license agreement was further amended and restated in March 2018 to include a license to AUTO1, for which UCL is conducting Phase 1 clinical trials in pediatric and adult ALL patients. The license agreement was further amended and restated in October 2020 to reflect our election to have various patent rights assigned to us, and to include a license to new technology and further licenses to AUTO1 for which UCL is conducting Phase 1 clinical trials in primary CNS Lymphoma patients. Under the license agreement, subject to certain limitations, exceptions and retained rights of UCLB, we received an exclusive license of certain patent rights and know-how owned by UCLB covering T cell programming modules. The licensed rights cover our obe-cel, AUTO4/5 and AUTO6 targeting modules, as well as additional T cell programming modules and technologies, including dual-targeting technology, pattern recognition technology, safety switches (including RQR8), tunable T cells, manufacturing processes as well as certain technology for evading tumor micro-environments. We also have option rights and rights of first negotiation to obtain an exclusive license for development and commercialization rights to certain new T cell programming modules.

In exchange for the rights under the original license agreement, we granted UCLB 4,769,994 B ordinary shares of Autolus Limited, which, in connection with our corporate reorganization in June 2018, were converted to 1,497,643 ordinary shares of Autolus Therapeutics plc. We also agreed to pay a management fee, milestone payments and royalties upon future net sales of any products that use the in-licensed rights. The management fee of £120,000 was payable in equal installments on the first four anniversaries of our entry into the original license agreement. In exchange for the additional rights we received in March 2016 when the license agreement was amended, we issued UCLB an additional 1,000,000 B ordinary shares, which, in connection with our corporate reorganization in June 2018, were converted to 313,971 ordinary shares of Autolus Therapeutics plc, and made a one-time payment of £150,000. In exchange for the additional rights we received in March 2018 when the license agreement was further amended, we made an initial payment of £1.5 million and paid an additional £0.35 million in connection with UCLB's transfer of clinical data to us in December 2020.

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

As mentioned above, we acquired ownership of the majority of the licensed patent rights under the license agreement (with the exception of the RQR8 patent rights) by virtue of a Deed of Assignment from UCLB which was executed on October 15, 2020. Our payment and diligence obligations remain unaffected by the assignment of the licensed patent rights to us.

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

Competition

The biotechnology and pharmaceutical industries put significant resources in developing novel and proprietary therapies for the treatment of cancer. Consequently, there are a number of different products available in the indications where Autolus is seeking to launch our products. These include in-class competitors, i.e. autologous CAR T cell therapies, and products from different classes, such a bispecific tumour engagers (BiTEs), anti-body drug conjugates (ADC), antibody treatments and classic small molecular entities (SME) anti-tumour agents. These anti-tumour agents can be give as single agents or are often used in combination.

In oncology, it is customary to initially study and launch as a last line agent for use in relapse/refractory patients. Over-time, and based upon further clinical studies, it is then common for products to move earlier in the treatment paradigm, to earlier lines of care. Consequently, as product use is sequenced, physicians make treatment decisions in each line based upon a number of factors such as which products and combinations are registered and reimbursed, response to the treatments used in previous lines of care, the aggressiveness and speed of progression of the tumour and the general health status of the patient. Consequently, many of the out of class agents will not be direct competitors to autologous CAR T cell therapies in the initial use after launch, as they are predominantly used earlier in the treatment course. However, as CAR T cell therapies move to earlier lines, this will require clinical data to displace the existing standard of care.

In the indications where autologous CAR T cell therapies are registered, due to their superior efficacy, they are poised to become standard or care. Several companies already have autologous CAR T cell therapies which have been registered by the FDA and/or EMA. These are direct competitors and a summary of the indications in which they are currently registered is given below:

Approved Autologous CAR T Cell Therapies*
Product	Targeting	Company	Indications
Abecma	BCMA	BMS	Multiple Myeloma
Breyanzi	CD19	BMS	Diffuse Large B Cell Lymphoma Folicular Lymphoma
Kymriah	CD19	Novartis	Pediatric Acute Lymphoblastic Leukemia Diffuse Large B Cell Lymphoma
Tecartus	CD19	Kite Gilead	Adult Acute Lymphoblastic Leukemia Mantel Cell Lymphoma
Yescarta	CD19	Kite Gilead	Diffuse Large B Cell Lymphoma Follicular Lymphoma

*Approved by FDA or EMA as of February 01, 2022

Four of these products, Tecartus and Yescarta from Kite/Gilead, Kymriah from Novartis and Breyanzi from BMS are anti-CD19 CAR T cell therapies, the same class as our lead product obe-cel. However, only Tecartus is approved for use in adult ALL and we hope that obe-cel will be the second approved product in this class, and we believe there will be a market for obe-cel in this indication due to its differentiated safety profile when compared to current approved therapies.

Looking to the future, it is possible that companies could take other autologous CAR T cell products forward in adult ALL or and there might be the emergency of allogeneic “off-the-shelf” CAR T cell therapies which would be considered direct competitors. Allogeneic products are in early development and the thought is that because these products are not made from the patient's own cells, they might be more convenient to deliver and without the need to wait for a product to be manufactured (typical manufacturing times for autologous products are currently 18-25 days). However, as of the date of this Annual Report, this class of product has not shown the same levels of durable activity and the products in clinical trials are therefore likely to require periodic repeat dosing as opposed to autologous products, which allow for the therapy to be given as a one-time treatment.
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

Federal civil and criminal false claims laws and civil monetary penalties laws, including the U.S. federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the U.S. federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

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
Healthcare Reform Efforts
A primary trend in the United States healthcare industry and elsewhere is cost containment. Over the last several years, there have been federal and state proposals and legislation enacted regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, and making changes to healthcare financing and the delivery of care in the United States. We do not expect this trend to dissipate under the Biden administration, but it may be delayed by COVID 19 vaccination and prevention efforts or prevented altogether by Congressional deadlock.

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

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which took effect in January 2022, with a 3-year transition period, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

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

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, or ATMPs, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

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

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as ‘‘Brexit’’) and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, that outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020 and formally entered into force on May 1, 2021.

Brexit is influencing the United Kingdom as a place to conduct clinical trials. The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which took effect in January 2022, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union. Updated clinical trial legislation in the United Kingdom is currently under public consultation. Failure of the United Kingdom to closely align its regulations with the European Union may have an effect on the cost of conducting clinical trials in the United Kingdom as opposed to other countries and/or make it harder to seek a marketing authorization for our product candidates on the basis of clinical trials conducted in the United Kingdom.

In the short term there will be few changes to clinical trials that only have sites in the United Kingdom. The MHRA have confirmed that the sponsor of a clinical trial can be based in the EEA for an initial period following Brexit. Further investigational medicinal products can be supplied directly from the EU/EEA to a trial site in Great Britain without further oversight. Such products will require oversight by the holder of a UK Manufacturing and Import Authorisation but do not currently require recertification. The United Kingdom is now a “third country” for the purpose of clinical trials that have sites in the EEA. For such trials the sponsor/legal representative must be based in the EEA, and the trial must be registered on the EU Clinical Trials Register (including data on sites outside of the EEA).

The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future.

Orphan designation in Great Britain following Brexit is, unlike in the European Union, not available pre-marketing authorization. Applications for orphan designation are made at the same time as an application for a marketing authorization. The criteria to be granted an orphan drug designation are essentially identical to those in the European Union but based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that were or would have been designated as orphan conditions in Great Britain prior to the end of the Transition Period are or would no longer be and that conditions that were not or would not have been designated as orphan conditions in the European Union will be designated as such in Great Britain.

It is currently unclear what the United Kingdom regulatory arrangements will be in the future. The MHRA have taken steps to build relationships and partnerships with other global regulators such as joining the ACCESS group (Canada, Australia, Switzerland and Singapore) and taking part in Project Orbis, which is an FDA-led project. The future regulatory system and these partnerships may provide alternative routes to market in the United Kingdom and beyond.
Business Update: COVID-19 Response

With the global spread of the ongoing coronavirus 2019, or COVID-19, pandemic, we established a cross-functional task force and have implemented business continuity plans designed to address and mitigate its impact on our employees and business. While we have not experienced any significant financial impact to date, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, have disrupted our business and operations and could cause our business, financial condition, results of operations and growth prospects to be materially adversely affected.

We continue to track COVID-19 developments in Europe and the United States closely for their potential impact on our workforce, clinical trial sites, logistics and supply chain to ensure we can continue to maintain clinical trial conduct and data integrity. As the patients in our clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, we are also monitoring other transmissible infectious diseases, including influenza.

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

D. Property, plant and equipment.

    Our new corporate headquarters are located at 191 Wood Lane, White City, London W12 7FP, United Kingdom, where we lease 32,673 square feet of office and laboratory space. We took occupancy in January 2019, and the lease term expires in 2026.

Our prior corporate headquarters were located in Forest House, White City, London. In September 2015, we entered into a lease consisting of approximately 14,908 square feet of office space in Forest House. In September 2020, the landlord exercised its option to terminate our lease on one year's notice; consequently, the lease terminated in September 2021, at which time the landlord paid us a break-lease fee.

We also sublease a manufacturing suite, consisting of approximately 8,750 square feet of manufacturing space, at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom. The lease is non-cancellable and is scheduled to terminate in September 2023.

In September 2018, we entered into a binding arrangement for a lease for a manufacturing facility, consisting of approximately 39,558 square feet, in Enfield, United Kingdom. The lease term is 15 years, commenced in February 2019, with an option to terminate the lease in February 2029. We initially planned on initiating manufacturing activities at this facility in 2020; however, following a strategic review of our manufacturing plan, we chose to discontinue the fit-out of manufacturing capability at the Enfield facility in December 2019. In October 2021, we subleased a portion of the facility to third party tenants over lease terms from October, 2021 to February 2029 and October 2026, respectively.

    In October 2018, we entered into a sublease for 27,502 square feet of office space in Rockville, Maryland. On February 27, 2020, we terminated the sublease of this office space and concurrently entered into a direct lease with the building owner for the same premises. The lease is non-cancellable and is scheduled to terminate in March 2025.

In January 2019, we entered into a lease for 84,264 square feet of office and manufacturing space in Rockville, Maryland, under which the lease term commenced in August 2020 and expires in June 2036. The lease agreement required us to enter into a lease provided that the landlord completed the required leasehold improvements described in the agreement; the improvements were completed in August 2020. In March 2021, following a strategic review of our manufacturing plan, we terminated this lease by mutual consent with the landlord. In connection with this lease termination, the landlord paid us a one-time termination fee.

In May 2020, we executed an arrangement with Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through April 2024.

In September 2021, we entered into an arrangement with Forge Life Sciences Nominee, an affiliate of the Reef Group, for the design, construction and lease of a new manufacturing facility in Stevenage, UK. The 70,000 square foot facility is being built by Merit Holdings Limited as general contractor. Under our arrangement, the landlord will lease the facility to us on agreed terms, upon satisfaction of certain conditions and completion of construction. We anticipate that this new manufacturing facility will create GMP capacity for approximately 2,000 batches a year initially, with scope to expand.

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

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with U.S. GAAP. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated balance sheets as of December 31, 2021 and 2020 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3510 and £1.00 to $1.3663. Our consolidated statements of operations and cash flows for the years ended December 31, 2021, 2020 and 2019, have been translated from pounds sterling to U.S. dollars at the rate of £1.00 to $1.3755, £1.00 to $1.2862 and £1.00 to $1.2738, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
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

Since our inception in July 2014, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily from sales of our equity securities, including American Depositary Shares, or ADSs. As of December 31, 2021, we had received net proceeds, after offering expenses and directly attributable costs of $750.7 million from sales of our equity securities and an aggregate of $49.5 million from strategic financing.
In September 2020, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, where we may offer and sell ADSs having an aggregate offering price of up to $100 million from time to time through Jefferies, acting as sales agent. As of the date of this Annual Report, we have sold an aggregate of 3,787,972 of our ADSs resulting in net proceeds of $29.6 million.

On February 12, 2021, we completed an underwritten public offering of 14,285,715 ADSs, which includes the full exercise by the underwriters to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. Aggregate net proceeds to us, after underwriting discounts and offering expenses, were $106.9 million.
On November 6, 2021, we concurrently entered into (i) a Strategic Collaboration and Financing agreement (the "Blackstone Collaboration Agreement"), (ii) a Securities Purchase Agreement (the "Blackstone Securities Purchase Agreement"), (iii) a Warrant Agreement (the "Blackstone Warrant") and (iv) a Registration Rights Agreement (the "Blackstone Registration Rights Agreement"), collectively called the "Blackstone Agreements", with BXLS V - Autobahn L.P, ("Blackstone"). Blackstone is managed by Blackstone Inc. (NYSE: BX). Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay us up to $150 million to support the continued development of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. The first $50 million has been paid by Blackstone as an upfront payment and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”).
In exchange for the Blackstone Development Payments, we have agreed to make payments to Blackstone (the “Revenue Share Payments”) equal to a mid-single digit royalty, subject to the Aggregate Cap (as defined in the Blackstone Collaboration Agreement) on payments under the Blackstone Collaboration Agreement, based on net sales anywhere in the world of (i) Collaboration Products in B-cell malignancies, (ii) subject to certain conditions set forth in the Blackstone Collaboration Agreement, our CD19 and CD22 CAR T cell investigational therapy product candidate known as AUTO3 in B-cell malignancies, and (iii) certain Collaboration Products to the extent developed or commercialized in indications other than a B-cell malignancy (“Obe-cel Franchise Products”). We are also obligated to make payments (the “Sales Milestone Payments”), subject to the Aggregate Cap, if certain cumulative net sales levels are achieved.
The Company and all of our subsidiaries have provided, and all of our future subsidiaries will provide, a guaranty to Blackstone of our obligations under the Blackstone Collaboration Agreement. In addition, we have granted a security interest in Autolus Limited to Blackstone in (a) intellectual property that is necessary or useful for the development, manufacture, use, commercialization, import, or export of Collaboration Products (the “Autolus IP Collateral”), (b) a segregated and blocked cash collateral account that will be established following regulatory approval of any Collaboration Product, solely for the purpose of receiving remittance of Revenue Share Payments and Sales Milestone Payments and disbursement thereof to Blackstone as provided in the Blackstone Collaboration Agreement, (c) a segregated cash collateral account established solely for the purpose of receiving Blackstone Development Payments and disbursing them for use by us in accordance with the terms of the Blackstone Collaboration Agreement, (d) all assets or property of the Company related to or arising from the Collaboration Products in any B-cell malignancy or the Obe-cel Franchise Products in any indication other than a B-cell malignancy, and (e) all proceeds and products of each of the foregoing (collectively referred to as the “Collateral”). The security interest will be maintained until the earlier of (i) such time at which cumulative payments made by us under the Blackstone Collaboration Agreement equal $150 million and (ii) the first commercial sale in the United States of obe-cel or any other Lead Product (as defined in the Blackstone Collaboration Agreement) selected to replace obe-cel following a Program Failure (as defined in the Blackstone Collaboration Agreement) (such time, the “Release Time”).
The Blackstone Collaboration Agreement contains negative covenants that restrict us from, among other things, (a) granting liens or otherwise encumbering our assets that constitute Collateral, (b) paying dividends or making distributions on account or, or redeeming, retiring or purchasing any capital stock, (c) other than certain permitted licensing transactions, transferring to third parties rights to commercialize any Collaboration Product or the Autolus IP Collateral anywhere in the world and (d) selling, transferring or assigning any rights to receive payments of royalties, returns on net sales, revenue share or other compensation or license fees with respect to a Collaboration Product in a B-cell malignancy and/or Obe-cel Franchise Product in any indication other than a B-cell malignancy. Each of the negative covenants is subject to exceptions and carve-outs set forth in the Blackstone Collaboration Agreement. The negative covenants will fall away upon the Release Time.
We and Blackstone have formed a joint steering committee, comprising of representatives from each party, to provide non-binding advice on the development, manufacture and commercialization of Collaboration Products in any B-cell malignancy anywhere in the world. Blackstone also has the right to designate one representative with relevant experience to participate in the our existing CMC advisory board, which advises us on technical, scientific and regulatory matters relating to the manufacture of the Lead Product. In addition, Blackstone is entitled to appoint a member to our board of directors and has appointed William Young.
Termination of the Blackstone Collaboration Agreement by Blackstone due to certain breaches of the Blackstone Collaboration Agreement or other actions by us will require us to make liquidated damage payments to Blackstone in excess of the Blackstone Development Payments.

Pursuant to the Blackstone Securities Purchase Agreement, we sold 17,985,611 ADSs representing 17,985,611 ordinary shares, at a private placement price of $5.56 per ADS to Blackstone resulting in gross proceeds of $100 million.  We received aggregate net proceeds of $98.0 million, after offering expenses. Pursuant to the Blackstone Registration Rights Agreement, we agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days following the Closing Date (as defined in the Blackstone Securities Purchase Agreement”) for the purpose of registering the ordinary shares underlying the ADSs issued pursuant to the Blackstone Securities Purchase Agreement and the ordinary shares underlying the ADSs to be issued upon exercise of the Blackstone Warrant.

Pursuant to the Blackstone Warrant, we issued Blackstone a warrant to purchase 3,265,306 ADSs representing 3,265,306 of our ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026.
Since our inception, we have incurred significant operating losses. For the years ended December 31, 2021, 2020, and 2019, we incurred net losses of $142.1 million, $142.1 million, and $123.8 million, respectively. As of December 31, 2021, we had an accumulated deficit of $521.3 million.
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
As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, strategic financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our drug candidates or delay our pursuit of potential in-licenses or acquisitions.
Based on our current clinical development plans, we believe our existing cash of $310.3 million at December 31, 2021, will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next 12 months from the date of this Annual Report. The forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based these estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate. Management does not know whether additional financing will be on terms favorable or acceptable to us when needed, if at all. If adequate additional funds are not available when required, or if we are unsuccessful in entering into partnership agreements for further development of our product candidates, management may need to curtail its development efforts and planned operations.
Realignment of Program Prioritization and Corporate Adjustments

In January 2021, we announced the restructuring of our R&D strategy and namely, the prioritization of the AUTO1 program. We also announced an adjustment of our workforce and infrastructure footprint during the first quarter of 2021, which involved an overall reduction in headcount of approximately 20%.
Components of Our Results of Operations
Grant Income
Grant income consists of proceeds from government research grants used to perform specific research and development activities. We recognize grant income over the period in which we recognize the related costs covered under the terms and conditions of the grant. We have received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance with the terms of the grant. For grants with refund provisions, we review the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. We recognized $0.8 million and $1.5 million of grant income for the years ended December 31, 2021 and 2020, respectively

License Revenue

We account for our revenue pursuant to the provisions of Accounting Standards Codification, or ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).

We have no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from license agreements. During the year ended the December 31, 2021, we entered into a license agreement which, included a non-refundable upfront license fee, options for future commercial licenses, payments based upon achievement of clinical development and regulatory objectives, payments based upon achievement of certain levels of product sales, and royalties on product sales. We recognized $1.5 million and $0.2 million of license revenue for the years ended December 31, 2021 and 2020, respectively.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

License Fees and Multiple Element Arrangements

If a license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.

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

If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options that are not determined to be material rights are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. We evaluate the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative standalone selling price, which is determined based on any identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised. We did not recognize any revenue related to customer options during the years ended December 31, 2021 and 2020.
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

U.S. GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. We consider all relevant factors.

For the years ended December 31, 2021 and 2020, we have not recognized any variable consideration with regards to the development milestones, which are included in the license agreements that were executed in the current and prior periods. These development milestones are not yet probable and therefore no revenue has been recognized.

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
For the years ended December 31, 2021 and 2020, we have not recognized any royalty revenue from the license agreements that were executed in the current and prior periods.

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

The following table summarizes our research and development expenses incurred by program:

	Year Ended December 31,			2021-2020	2020-2019
	2021	2020	2019	Change	Change
	(unaudited, in thousands)
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$27,135	$29,335	$15,346	$(2,200)	$13,989
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	4,244	3,366	4,368	878	(1,002)
Total direct research and development expense	$31,379	$32,701	$19,714	$(1,322)	$12,987

Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	54,228	58,171	54,187	(3,943)	3,984
Indirect research and development expense	49,182	44,016	31,517	5,166	12,499
Total research and development expenses	$134,789	$134,888	$105,418	$(99)	$29,470

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
Other (Expense) / Income
Other income consists primarily of interest income earned on our cash balances held at a commercial bank and foreign currency transaction gains as well as gains arising from the termination of leases. Other expense consists primarily of foreign currency transaction losses.
Interest Expense
Interest expense consists primarily of non-cash interest arising from amortization of the liability related to the sale of future royalties and sales milestones using the effective interest rate method.
Income Tax Benefit
We are subject to corporate taxation in the United Kingdom and in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax benefit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate ranging from 21.67% to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 10.5% in 2022, this is expected to reduce in 2023 and subsequent periods as the UK corporation tax rate increases. We meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced CRO costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits under the SME regime in the future because we may no longer qualify as a small or medium-sized company. However, we should continue to be able to make claims under the RDEC regime. There is also an ongoing UK government consultation on the future treatment of non-UK R&D costs. If non-UK R&D costs were no longer to qualify for the research and development tax credit this would negatively impact our tax credit. There is also an ongoing UK government consultation on the future treatment of non-UK R&D costs. If non-UK R&D costs were no longer to qualify for the research and development tax credit this would negatively impact our tax credit.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, there were accumulated tax losses for carryforward in the United Kingdom of $278.6 million as of December 31, 2021. We currently do not recognize a deferred tax asset from our accumulated losses and record a full valuation allowance against the net deferred tax asset as the recoverability due to future taxable profits is unknown.
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
Results of Operations
Comparison of Years Ended December 31, 2021 and 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020 (in thousands).

	Year Ended December 31,
	2021	2020	Change
Grant income	$823	$1,473	$(650)
License revenue	1,507	242	1,265
Operating expenses:
Research and development	(134,789)	(134,888)	99
General and administrative	(31,865)	(34,972)	3,107
Loss on disposal of leasehold improvements	(676)	—	(676)
Total operating expenses, net	(165,000)	(168,145)	3,145
Other income (expense):
Interest income	262	536	(274)
Other (expense) income	(145)	1,352	(1,497)
Interest expense	(1,105)	—	(1,105)
Total other (expense) income, net	(988)	1,888	(2,876)
Net loss before income tax	(165,988)	(166,257)	269
Income tax benefit	23,892	24,163	(271)
Net loss attributable to ordinary shareholders	(142,096)	(142,094)	(2)

Grant Income

Grant income decreased to $0.8 million for the year ended December 31, 2021 from $1.5 million for the year ended December 31, 2020. The decrease in grant income of $0.7 million was due to a corresponding decrease in reimbursable expenditures.

License Revenue

The $1.5 million of license revenue relates to the grant of a license to Moderna during the year ended December 31, 2021, compared to $0.2 million in license revenue relating to the grant of a license to an investee company of Syncona, our principal shareholder, for the year ended December 31, 2020.

Research and Development Expenses

Research and development expenses remained relatively flat at $134.8 million for the year ended December 31, 2021 when compared to $134.9 million for the year ended December 31, 2020. Cash costs, which exclude depreciation and amortization as well as share-based compensation, increased to $121.4 million from $116.9 million. The increase in research and development cash costs of $4.5 million consisted primarily of (i) an increase in compensation and employment related costs of $3.8 million due to a combination of an increase in employee headcount, to support the advancement of our product candidates in clinical development, and to severance payments related to the reduction in workforce that was initiated during the first quarter of 2021, (ii) an increase of $2.5 million in facilities costs related to the continued scaling of manufacturing operations, (iii) an increase of $2.4 million in purchased consumables used in the manufacturing of obe-cel in the FELIX study, (iv) an increase of $0.9 million in IT infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations, and (v) an increase of $0.1 million related to cell logistics, which is offset by a reduction in clinical trial costs of $5.2 million.

Non-cash costs decreased to $13.4 million for the year ended December 31, 2021 from $18.1 million for the year ended December 31, 2020. The $4.7 million decrease of non-cash costs is related to a decrease of $7.7 million share-based compensation expense as a result of a lower fair value of options recognized during the period and due to the reduction in workforce that was initiated during the first quarter of 2021, offset by a $3.0 million increase in depreciation and amortization expense.

General and Administrative Expenses
General and administrative expenses decreased to $31.9 million for the year ended December 31, 2021 from $35.0 million for the year ended December 31, 2020. Cash costs, which exclude depreciation as well as share-based compensation decreased to $26.7 million from $27.4 million. There were decreases of $0.7 million of costs due to (i) $0.8 million of expenses relating to our commercial preparation costs, (ii) $0.6 million of employee compensation expense due to reduction in headcount during the first quarter of 2021 and lower retention costs, (iii) $0.5 million of facilities cost, and (iv) $0.1 million in other general administration expenses, offset by increases in director and officer insurance in IT infrastructure and support for information systems of $1.0 million and $0.3 million, respectively.

Non-cash costs decreased to $5.2 million for the year ended December 31, 2021 from $7.6 million for the year ended December 31, 2020. The $2.4 million decrease of non-cash costs is mainly attributed to lower share-based compensation expenses as a result of the lower fair value of options recognized during the period and due to t reduction in workforce that was initiated during the first quarter of 2021.

Loss on Disposal of Leasehold Improvements

Loss on disposal of leasehold improvements of $0.7 million for the year ended December 31, 2021 related to the disposal of leasehold improvements no longer being utilized at our current headquarters in White City, London.

Interest Income

Interest income decreased to $0.3 million for the year ended December 31, 2021 from $0.5 million for the year ended December 31, 2020. This decrease is due to the lower cash balances held during the year combined with lower interest rates for cash held on deposit.

Other (Expense) Income

Other (expense) income decreased to other expense of $0.1 million from other income of $1.4 million for the year ended December 31, 2021. The decrease of $1.5 million is primarily due to a decrease of $2.1 million due to the weakening of the U.S. dollar exchange rate relative to the pound sterling for the year ended December 31, 2021 as compared to the year ended December 31, 2020, offset by gains on lease terminations of $0.6 million, net of the related expenses.

Interest expense

Interest expense increased to $1.1 million for the year ended December 31, 2021 and relates to the liability relating to the sale of future revenue which arose upon entering into the Collaboration Agreement with Blackstone.

    Income Tax Benefits

Income tax benefit decreased to $23.9 million for the year ended December 31, 2021 from $24.2 million for the year ended December 31, 2020 due to small decrease in the research and development expenditures which were qualifying for the year. As research and development credits fell at a faster rate than our net loss before income tax, this led to a lower effective tax rate. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenses, and the decrease in the net credit was primarily attributable to a decrease in our eligible research and development expenses.

Comparison of Years Ended December 31, 2020 and 2019
The following table summarizes our results of operations for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019	Change
Grant income	$1,473	$2,908	$(1,435)
License revenue	242	—	242
Operating expenses:
Research and development	(134,888)	(105,418)	(29,470)
General and administrative	(34,972)	(39,452)	4,480
Loss on impairment of leasehold improvements	—	(4,102)	4,102
Total operating expenses, net	(168,145)	(146,064)	(22,081)
Other income (expense):
Interest income	536	2,542	(2,006)
Other income (expense)	1,352	4,514	(3,162)
Total other income (expense), net	1,888	7,056	(5,168)
Net loss before income tax	(166,257)	(139,008)	(27,249)
Income tax benefit	24,163	15,159	9,004
Net loss attributable to ordinary shareholders	$(142,094)	$(123,849)	$(18,245)

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

General and Administrative Expenses

General and administrative expenses decreased to $35.0 million for the year ended December 31, 2020 from $39.5 million for the year ended December 31, 2019. Cash costs, which exclude depreciation as well as share-based compensation increased to $27.4 million from $26.6 million. There were increases of $1.3 million of costs related to director and officer liability insurance and intellectual property costs and $0.1 million of facilities cost, offset by decreases of $0.5 million of compensation and other employment related costs and $0.1 million in general office expense.

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
We have funded our operations to date primarily with proceeds from government grants, sales of our equity securities and strategic collaboration and financing agreements. Through to December 31, 2021, we have received aggregate net cash proceeds of $750.7 million from sales of our equity securities and an aggregate of $49.5 million from strategic financing. As of December 31, 2021, we had cash on hand of $310.3 million.

ATM Facility

In September 2020, we entered into a Sales Agreement, with Jefferies, under which we may, at our option, offer and sell ADSs having an aggregate offering price of up to $100.0 million from time to time through Jefferies, acting as sales agent. Any such sales, made through our sales agent can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. We agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the year ended December 31, 2021, we issued an aggregate of 3,787,972 ADSs under the Sales Agreement for net proceeds, after underwriting discounts and offering expenses of $29.6 million.
Cash Flows
The following table summarizes our cash flows for each of the periods presented (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(117,861)	$(117,758)	$(101,484)
Net cash used in investing activities	(8,857)	(14,681)	(18,668)
Net cash provided by financing activities	284,063	74,415	108,863
Effect of exchange rate changes on cash and restricted cash	(754)	679	5,164
Net (decrease) increase in cash and restricted cash	$156,591	$(57,345)	$(6,125)

Net Cash Used in Operating Activities

During the year ended December 31, 2021, operating activities used $117.9 million of cash, resulting from our net loss of $142.1 million, offset by net cash used resulting from changes in our operating assets and liabilities of $4.1 million and by non-cash charges of $20.1 million. The non-cash charges primarily related to share based compensation of $9.9 million, depreciation and amortization of $8.5 million, non-cash interest expense of $1.1 million and loss on disposal of leasehold improvements of $0.7 million which is offset by a deferred tax movement of $0.1 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2021 consisted primarily of a $6.1 million decrease in prepaid expenses and other assets and current and non-current and $0.6 million decrease in long term deposits, offset by a decrease of $3.8 million in accounts payable and accrued expenses and other liabilities.

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

Net Cash Used in Investing Activities

During the years ended December 31, 2021, 2020, and 2019, we used $8.9 million, $14.7 million and $18.7 million, respectively, of cash in investing activities, which consisted primarily of purchases of property and equipment.

Net Cash Provided by Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was $284.1 million, consisting of primarily of net cash proceeds from sales pursuant to our ATM facility of $29.6 million and $106.9 million from our February 2021 follow-on equity capital raise. We also raised net cash proceeds of $147.6 million from our November 2021 private placement and strategic financing with Blackstone.

During the year ended December 31, 2020, net cash provided by financing activities was $74.4 million, consisting of net cash proceeds from our January 2020 follow-on capital raise.

During the year ended December 31, 2019, net cash provided by financing activities was $108.9 million consisting of net cash proceeds from our April 2019 follow-on capital raise.

Cash Denomination

The following table reflects unrestricted cash denominations in U.S. dollars and pound sterling as of (in thousands):

	December 31,
	2021	2020
Total cash held	$310,338	$153,299

U.S. dollars	$168,093	$62,200
British sterling*	£105,285	£66,700
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
Based on our current clinical development plans, we believe our existing cash of $310.3 million at December 31, 2021, will enable us to fund our current and planned operating expenses and capital expenditure requirements for at least 12 months from the issuance of our annual report. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
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
Lease, Purchase, and Other Obligations
We have operating lease obligations related to our property, plant and equipment. The details of these leases are disclosed in Item 4D. "Property, Plant and Equipment." within this annual report. The obligations related to both short- and long-term lease arrangements is set forth in Note 14 "Leases" and Note 15, "Commitment and Contingencies" to our consolidated financial statements appearing at the end of this Annual Report.

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
We have contingent payment obligations that we may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under our license agreements with UCLB, Noile-Immune Biotech and Blackstone; however, the amount, timing and likelihood of such payments are not known as of December 31, 2021.

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

D. Trend information.
See Item 5.A. "Operating Results” and Item 5.B. "Liquidity and Capital Resources” within this Annual Report.

E. Critical accounting estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.
Share based compensation
We issue ordinary shares as well as options and other securities exercisable for or convertible into ordinary shares or ADSs as incentives to our employees and directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of our 2017 Share Option Plan, or the 2017 Plan, or pursuant to the terms of our 2018 Equity Incentive Plan, or the 2018 Plan. Options granted under the 2017 Plan and 2018 Plan, as well as shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the awards contain specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, or performance awards, once the performance criteria is achieved, the performance awards are then subject to a four-year service vesting with 25% of the performance award vesting on the first anniversary of the performance condition being achieved, with the balance vesting monthly over the remaining three years. For certain members of senior management and directors, the board has approved an alternative vesting schedule for the equity awards. The options granted under the 2017 Plan and 2018 Plan generally expire ten years from the date of grant.

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

Share-based compensation is recognized as an expense in the consolidated financial statements based on the grant date fair value over the requisite service period. For awards granted to our employees and directors that vest based on service conditions, we use the accelerated method to allocate compensation expense to reporting periods. We do not adjust share-based compensation for estimated forfeitures and account for forfeitures when they occur.

We use the fair value of our ordinary shares, determined by reference to the closing price of our ADSs on the Nasdaq Global Select Market on the date of grant, to determine the fair value of restricted share awards.

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

Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 3.5 years. Therefore, we estimate the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.

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

Fair value of ordinary shares. The fair market value of our ADSs underlying the option is equal to the closing price of the ADSs on the Nasdaq Global Select market on the date the grant is approved by the Board.

Non-cash interest expense and liability related to sale of future royalties and sales milestones, net
We accounted for the Blackstone Collaboration Agreement as a liability. The liability relates to the sale of future royalties and sales milestones and the related non-cash interest expense are measured based on our current estimates of the timing and amount of expected future royalty and milestone payments expected to be paid over the estimated term of the agreement.
The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement. Each reporting period we assesses the estimated timing and amount of future expected royalty and milestone payments over the estimated term. If there are changes to the estimate, we recognize the impact to the liability’s amortization schedule and the related non-cash interest expense using the catch-up method.
Our estimate of the amount of expected future royalties and milestones to be paid considers significant unobservable inputs including the estimated patient population, estimated selling price, estimated peak sales and sales ramp, the expected term of the royalty stream, timing of the expected launch and its impact on the royalty rate as well as the overall probability of a success. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the agreements.

Initial fair value of warrants

We granted Blackstone a warrant to purchase up to 3,265,306 of our ADSs representing 3,265,306 of our ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026.
The Blackstone Warrant’s mechanism does not create any obligation to transfer cash to the investor but a fixed amount of ordinary shares upon exercise. Therefore, we account for the Blackstone Warrant as equity-classified instruments (as part of additional paid in capital), based on an assessment of the applicable U.S. GAAP authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability or whether the warrants meet all of the requirements for equity classification, including whether the warrants are indexed to the our own shares, among other conditions for equity classification.

The fair value of the warrants grant is estimated on the date of grant using the Black-Scholes option pricing model. Our assumptions used in the Black Scholes option pricing model in relation to Blackstone Warrant issued during the period include the following:
Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 3.5 years. Therefore, we use a combination of the historical volatility of our ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.
Expected term.    The expected term of our warrants has been determined utilizing the contractual term of the warrants.
Risk-free interest rate.    The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of granting of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend.    Expected dividend yield of zero is based on the fact that the we have never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Fair value of ordinary shares.    The fair value of each ordinary share was based on the closing price of ours publicly traded ordinary shares as reported on date of issuance.
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

We are subject to corporate income taxes in the United Kingdom, the United States, Germany and Switzerland. The calculation of our tax provision involves the application of tax law in multiple jurisdictions and requires judgement and estimates.

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

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate accruals for research and development expenses. This process involves reviewing and identifying services which have been performed by third parties on our behalf and determining the value of these services. In addition, we make estimates of costs incurred to date but not yet invoiced, in relation to external clinical research organizations and clinical site costs. We analyze the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs, when evaluating the adequacy of the accrued liabilities for research and development. We make judgments and estimates in determining the accrued balance in any accounting period.
Item 6. Directors, Senior Management and Employees
A.Directors and senior management.
The following table sets forth information regarding members of our senior management and our directors, including their ages as of March 1, 2022.

NAME	AGE	POSITION(S)
Senior Management:
Christian Itin, Ph.D.	57	Chief Executive Officer and Director
Andrew Oakley*	59	Senior Vice President, Chief Financial Officer
Martin Pulé, MBBS	49	Senior Vice President, Founder, Chief Scientific Officer
Christopher Vann	57	Senior Vice President, Chief Operating Officer
David Brochu	66	Senior Vice President, Chief Technical Officer
Edgar Braendle, M.D	62	Senior Vice President, Chief Development Officer
Brent Rice	56	Senior Vice President, Chief Commercial Officer

Non-Executive Directors:
John Johnson	64	Chairman of the Board of Directors
Cynthia Butitta	67	Director
Jay Backstrom, M.D., M.P.H	67	Director
John Berriman	73	Director
Joseph Anderson, Ph.D.	62	Director
Kapil Dhingra, M.D.	62	Director
Linda Bain	51	Director
Martin Murphy, Ph.D.	53	Director
William Young, Ph.D.	77	Director
*Mr. Oakley has notified of us his intention to resign effective March 31, 2022

Senior Management
Christian Itin, Ph.D. has served as our Chief Executive Officer since March 2016 and as a director since October 2014. He served as Chairman of our board of directors from October 2014 to September 2021. Prior to joining us, Dr. Itin served as chief executive officer and chairman of the board of directors at Cytos Biotechnology Ltd, a biotechnology company, from November 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016. From January 2016 until June 2018, he served as chairman, and from June 2018 to May 2019 as non-executive director, of Kuros Biosciences Ltd. Prior to that, Dr. Itin served as president, chief executive officer and director of Micromet, Inc., a biopharmaceutical company, from 2006 until it was acquired by Amgen Inc. in 2012. From 1999 until 2006, he served in a number of capacities with Micromet, Inc.’s subsidiary, Micromet AG, including head of IP and licensing, vice president of business and corporate development, chief business officer and ultimately as its chief executive officer. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, a protein chip company. Dr. Itin also served as a non-executive director of Kymab Ltd., a privately held biopharmaceutical company, until its sale to Sanofi in 2021. Dr. Itin received a Diploma in Biology and a Ph.D. in Cell Biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of University of Basel and at the Stanford University School of Medicine. We believe that Dr. Itin is qualified to serve on our board of directors because of his deep knowledge of our company and his extensive experience serving in executive and non-executive leadership positions at other public and private biotechnology companies.

Andrew Oakley has served as our Chief Financial Officer since June 2018 and has notified us of his intention to resign effective March 31, 2022. Prior to joining us, Mr. Oakley served as the chief financial officer for Sosei Group from February 2017 until May 2018. From January 2015 until June 2016, Mr. Oakley served as the chief financial officer of Vectura group plc. From January 2003 until August 2013, Mr. Oakley served as the chief financial officer for Actelion Ltd. He also previously served in a senior finance capacity for the global holding companies of Accenture, held executive positions in major multinational building material companies and spent several years as an equity analyst with banks in Australia, the United Kingdom and the United States. Mr. Oakley holds a Bachelor of Economics Degree from Macquarie University and an M.B.A. from London Business School. Mr. Oakley is a member of the Australian Institute of Chartered Accountants.

Martin Pulé, MBBS has served as our Senior Vice President, Founder and Chief Scientific Officer since August 2014. He also served as a member of our board of directors from August 2014 to June 2018. Dr. Pulé has served as a clinical senior lecturer in the Department of Haematology at University College London Cancer Institute since 2010 and as an Honorary Consultant in Haematology at University College London Hospital since 2010. He entered the T cell engineering field in 2001 as a travelling Fulbright Scholar at the Center for Cell and Gene Therapy at Baylor College of Medicine, Houston, Texas. Dr. Pulé holds an M.B.B.S. from University College Dublin and is a Fellow of the Royal College of Pathologists.

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

David Brochu has served as our Senior Vice President, Chief Technical Officer since January 2021. Prior to that, he served as our Senior Vice President, Head of Product Delivery from October 2019 to January 2021, and our Vice President of Technical Operations from March 2019 and October 2019. Mr. Brochu previously served as vice president of technical operations and program head at Kedrion USA, leading, its next generation IVIG development and industrialization effort. Prior to this, he was the vice president of plasma collection operations for Talecris Biotherapeutics (formerly Bayer HealthCare LLC), most recently serving as its vice president of plasma collection operations where he led the operations buildout in the Western United States. Prior to Talecris, he held engineering and technical operations leadership roles at Bayer and Warner Lambert in the United States, European Union and South America. David has over 30 years of operational and development experience. He holds a B.S. in chemical engineering from Northeastern University.

Edgar Braendle, M.D, has served as our Chief Development Officer since July 2021. Prior to joining us, he served as Chief Medical Officer and Global Head of Development at Sumitomo Dainippon Pharma Oncology (SDPO) from July 2020 to July 2021, where he was responsible for leading the global oncology development programs. Prior to then, from October 2017 until July 2020, Dr. Braendle served as Executive Vice President, Head of Research and Development and Chief Medical Officer at Boston Biomedical Inc., and served as President and Chief Executive Officer of ARUP Laboratories, a national clinical and anatomic pathology reference laboratory, from August 2016 to October 2017. Prior to this, he spent more than a decade at Novartis, where he served in various positions of increasing responsibility, most recently as Senior Vice President and Global Head of Companion Diagnostics leading the company's precision medicine approach. In an earlier role as Vice President, Global Head of Oncology Biologics, Dr. Braendle led the development of oncology biologics in early to late stages. He started his industry career at Schering AG. Dr. Braendle has a M.D and training in hematologic malignancies and solid tumor oncology, pharmacology and urology at the University of Aachen, University of Bonn, and the University of Ulm in Germany.

Brent Rice has served as our SVP, Chief Commercial Officer since December 2021, having previously served as our VP, Chief Commercial Officer (US) from June 2020 to December 2021 and our VP, Global Market Access from October 2018 to June 2020. Previously, Brent served as the Head of Managed Markets for Juno Therapeutics, from November 2017 to August 2018, where he was responsible for building their Payer, Access and Reimbursement strategy and capability. Prior to joining Juno Therapeutics, Brent spent 18 years with Amgen from December 1999 to October 2017 in positions of escalating responsibility, where he was recognized as a strong cross-functional leader supporting Amgen’s portfolio of products through innovative partnerships and life cycle management. Brent holds a B.A. in Russian Studies from the University of California at Los Angeles and an M.B.A. from the University of Denver.

Non-Executive Directors

John H. Johnson was appointed as Chairman of the Board of Directors of Autolus in September 2021. He served as Chief Executive Officer of Strongbridge Biopharma plc, between July 2020 and October 2021, until its acquisition by Xeris Biopharma Holdings. Since October 2021, he has served as a non-executive director for Xeris. He previously served as Strongbridge’s Chairman of the board of directors from March 2015 until November 2019 and Executive Chairman from November 2019 until July 2020. Additionally, he has served as a member of the board of directors of Verastem, Inc. since April 2020, and Axogen, Inc. since July 2021. Mr. Johnson recently served as a board member of Melinta Pharmaceuticals, Inc. through September 2019, having served as Chief Executive Officer from February 2019 through August 2019 and as interim Chief Executive Officer from October 2018 through February 2019. Mr. Johnson is the former lead independent director of Sucampo Pharmaceuticals, Inc., from January 2016 until February 2018, and a former director of Histogenics Corporation, from November 2013 until February 2019, AVEO Pharmaceuticals, Inc., from February 2018 until February 2019, and Portola Pharmaceuticals, Inc., from March 2014 until July 2020. From July to November 2018, Mr. Johnson served as an interim executive officer of Portola. He is a recognized leader in the biopharmaceutical industry with more than 30 years of experience at leading global organizations, including Johnson & Johnson, Eli Lilly & Company, ImClone, and Pfizer, Inc. John previously served on the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA), the Health Section Governing Board of Biotechnology Industry Organizations (BIO), and BioNJ, and holds a BS from the East Stroudsburg University of Pennsylvania. We believe that Mr. Johnson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.

Joseph Anderson, Ph.D. has served on our board of directors since February 2016. He is a Partner in the Sofinnova Crossover Fund, which he joined in October 2020. Previously, he served as the chief executive officer and a member of the board of directors of Arix Bioscience plc, a global life sciences company, where he held similar positions since January 2016. He has founded and managed public equity funds and served as a member of the following boards of directors: Algeta ASA (acquired by Bayer AG) from 2009 to 2013, Amarin plc from October 2009 to 2013, Cytos Biotechnology Ltd, a biotechnology company, from 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016, and Epigenomics AG from 2012 to 2014. He was a partner at Abingworth LLP, an international investment group dedicated to the life sciences and healthcare sectors, from January 2004 through December 2015. From October 1999 through December 2003, Dr. Anderson was previously at First State Investments in London, part of the Commonwealth Bank of Australia, where he was head of global healthcare equities and portfolio manager. Prior to this, he was a pharmaceuticals analyst at investment bank, Dresdner Kleinwort Benson from June 1998 through October 1999. From 1990 to 1998, Dr. Anderson established and was head of the strategy unit at The Wellcome Trust, one of the world’s largest medical foundations. Dr. Anderson holds a Ph.D. in Biochemistry from the University of Aston and a B.S. in Biological Science from Queen Mary College, University of London. We believe that Dr. Anderson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.
Jay T. Backstrom, MD, MPH has served on our board of directors since August 2020. Dr. Backstrom served as Executive Vice President, Research and Development, at Acceleron Pharma from December 2019 up through the completion of the Merck acquisition in December 2021. He previously served in various positions of increasing responsibility at Celgene Corporation from 2008 through the completion of the Bristol Myers Squibb-Celgene merger in December 2019, most recently holding the position of Chief Medical Officer. Dr. Backstrom has served as a member of the board of directors of Be Biopharma since December 2021 and as a member of the board of directors of Disc Medicine since January 2022. He holds a M.S. from the Lewis Katz School of Medicine at Temple University in Philadelphia, and completed his medical training, including serving as Chief Medical Resident, in the Department of Medicine at Temple University Hospital. Dr. Backstrom received a M.P.H. from Saint Louis University. We believe that Dr. Backstrom is qualified to serve on our board of directors because of his extensive experience as a pharmaceutical company executive and in the clinical development and regulation of pharmaceuticals, including CAR T therapies..

Linda Bain has served on our board of directors since June 2018. She currently serves as the chief financial officer of Codiak BioSciences, Inc., a position she has held since December 2015. Prior to joining Codiak, Ms. Bain served as the chief financial officer and treasurer of Avalanche Biotechnologies, Inc. from April 2014 until November 2015. Previously, Ms. Bain served at Bluebird bio, Inc., a gene therapy biotechnology company, as its vice president of finance and business operations from October 2011 to March 2014, and chief accounting officer and treasurer from June 2013 to March 2014. From September 2008 to September 2011, Ms. Bain served as vice president of finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments, and from May 2000 to September 2007, she held a number of positions of increasing responsibility at AstraZeneca plc. Ms. Bain also serves as a member of the board of directors of Arvinas, Inc., a position she has held since June 2020, and of VBI Vaccines, Inc, a position she has held since July 2021. She holds a B.S. in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa. Ms. Bain is a certified public accountant. We believe that Ms. Bain is qualified to serve on our board of directors because of her extensive experience in our industry, her background in accounting and finance and her leadership skills.

John Berriman has served on our board of directors since August 2014. He serves as chairman of the boards of directors of Confo Therapeutics NV, a position he has held since December 2016, Depixus SAS, a position he has held since December 2015, and Autifony Therapeutics Ltd, a position he has held 2011. He previously served as chairman of the board of directors of ReNeuron Group plc between April 2015 and September 2020; as chairman of the board of directors of Heptares Therapeutics Ltd from 2007 until its acquisition by Sosei Group in February 2015; as chairman of the board of directors of Algeta ASA from 2004 through its listing on the Oslo Stock Exchange in 2007 and subsequently served as deputy chairman from 2008 until it was sold to Bayer AG in 2014; and as a director of Micromet, Inc. from May 2006 until it was sold to Amgen Inc. in 2012. Prior to this, from 1997 to 2004, he was a director of Abingworth Management, an international healthcare venture capital firm, where he was involved in founding, financing and serving as a director of several biotechnology companies in Europe and the United States, many of which obtained listings on public stock exchanges. Prior to that, Mr. Berriman spent 14 years with Celltech Group plc and was a member of its board when it listed on the London Stock Exchange in 1994. He holds a M.S in Chemical Engineering from the University of Cambridge and an M.B.A. from the London Business School. We believe that Mr. Berriman is qualified to serve on our board of directors because of his extensive experience in our industry, including his strategic management and operational experience, his experience serving on public company boards and his experience with public offerings, private investments and mergers.
Cynthia Butitta has served on our board of directors since March 2018. Ms. Butitta served as the executive vice president and chief financial officer of Kite Pharma Inc., a biopharmaceutical company, from January 2014 to May 2016 and as its chief operating officer from March 2014 to September 2017. From May 2011 to December 2012, she served as senior vice president and chief financial officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served as chief operating officer of Telik, Inc., a biopharmaceutical company, from March 2001 to December 2010 and as its chief financial officer from August 1998 to December 2010. Ms. Butitta also served as principal accounting officer of Telik, Inc. until December 2010. She has served as a member of the board of directors of UroGen Pharma Ltd. since October 2017, Olema Pharmaceuticals Inc. since August 2020 and Century Therapeutics since February 2021. Ms. Butitta holds a B.S. with honors in Business and Accounting from Edgewood College in Madison, Wisconsin and an M.B.A. in Finance from the University of Wisconsin, Madison. We believe that Ms. Butitta is qualified to serve on our board of directors because of her extensive financial and operational experience within the biotechnology and high-technology industries, as well as her leadership skills.

Kapil Dhingra, M.D. has served on our board of directors since August 2014. Dr. Dhingra currently serves as the managing member of KAPital Consulting, LLC, a healthcare consulting firm he founded in June 2008. Dr. Dhingra has over 30 years of experience in oncology clinical research and drug development. From 1999 to 2008, Dr. Dhingra worked at Hoffmann-La Roche,where he served in roles of increasing responsibility, most recently as vice president, head of the oncology disease biology leadership team and head of oncology clinical development. From 2000 to 2008, he held a clinical affiliate appointment at Memorial Sloan Kettering Cancer Center. From 1996 to 1999, Dr. Dhingra worked at Eli Lilly and Company where he served in roles of increasing responsibility, most recently as senior clinical research physician. Dr. Dhingra also served as a clinical associate professor of medicine at the Indiana University School of Medicine from 1997 to 1999. Prior to Eli Lilly and Company, Dr. Dhingra was a member of the faculty of the MD Anderson Cancer Center of the University of Texas from 1989 to 1996. Dr. Dhingra has served on the boards of directors of LAVA Therapeutics BV since February 2021, Black Diamond Therapeutics since January 2021, Replimune Limited since July 2017, Median Technologies, a medical imaging software company, since June 2017, Curie Therapeutics since January 2022, and Servier since January 2022. Dr. Dhingra previously served as a member of the boards of directors of BioVex from 2009 until its acquisition by Amgen Inc. in 2011, Micromet, Inc. from February 2009 until its acquisition by Amgen Inc. in 2012, YM Biosciences Inc. from 2012 until its acquisition by Gilead Sciences, Inc. in February 2013, Algeta ASA from 2010 until its acquisition by Bayer in March 2014 and EpiTherapeutics ApS from January 2014 until its acquisition by Gilead in May 2015, Advanced Accelerator Applications S.A., a pharmaceutical company, from April 2014 until its acquisition by Novartis in January 2018, Exosome Diagnostics from 2012 until its acquisition by Bio-Techne Corporation in August 2018, and Five Prime Therapeutics, Inc., a biotechnology company, from December 2015 until its acquisition by Amgen in April 2021. Dr. Dhingra holds an M.D. from the All India Institute of Medical Services in New Delhi, India and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center of New York Medical College and Emory University School of Medicine. We believe that Dr. Dhingra is qualified to serve on our board of directors because of his extensive experience in executive positions with several pharmaceutical companies and in the clinical development of pharmaceuticals in several therapeutic areas, including in oncology, and his experience serving on the boards of numerous publicly traded life science companies.
Martin Murphy, Ph.D. has served on our board of directors since September 2014. He currently serves as the chief executive officer of Syncona Investment Management Limited, part of the global life science company Syncona Ltd, a position he has held since December 2016, and previously founded Syncona Partners LLP and served as its chief executive officer from May 2012 to December 2016. Prior to then, he served as a partner at MVM Life Science Partners LLP, a venture capital company focused on life science and healthcare investments, from 2003 to 2012. During his time at MVM, Dr. Murphy was a member of the management and investment committees and led MVM’s European operations. Before then, Dr. Murphy worked at 3i Group plc and McKinsey & Company. He has a Ph.D. in Biochemistry from the University of Cambridge. We believe that Dr. Murphy is qualified to serve on our board of directors because of his extensive experience as an investor, particularly in the life sciences industry.

William D. Young, Ph.D. has served on our board of directors since November 2021. He has serves as a Senior Advisor to the Blackstone Life Sciences group, a position he has held since November 2018, following Blackstone’s acquisition of Clarus Ventures. Mr. Young became a Venture Partner with Clarus in 2010 after serving as Chief Executive Officer of Monogram Biosciences, from 1999 until to the sale of the company to LabCorp in 2009. Prior to then, he was at Genentech for 19 years, serving in various positions of increasing responsibility, most recently serving as Chief Operating Officer and responsible for all of the biotechnology company's development, operations and commercial functions. Prior to Genentech, Mr. Young was at Eli Lilly and Company for fourteen years. Mr. Young has served as chairman of the board of directors of Nanostring Technologies since January 2010, as a member of the board of Theravance Biopharma since October 2013 (and lead independent director since April 2014), and a non-executive director of Praxis Precision Medicine since December 2016. Previously he served on the board of directors of Vertex Pharmaceuticals from May 2014 until June 2020. Mr. Young received his B.S in chemical engineering from Purdue University, his MBA from Indiana University and an honorary doctorate in engineering from Purdue University. In 1993 he was elected to the National Academy of Engineering for his leadership in research, development and manufacturing of recombinant proteins using recombinant DNA technology. We believe that Dr. Young is qualified to serve on our board of directors because of his extensive experience in the life sciences industry.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this report.

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Male	Female	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	8	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1	0	0	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Family Relationships
There are no family relationships among any of our senior management or our directors.

B. Compensation.
    The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2021, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2021 to provide pension, retirement or similar benefits to, our directors, members of our senior management and non-employee directors.

Director Compensation

For the year ended December 31, 2021, the table below sets forth the compensation paid to our directors. In the case of Dr. Itin, our chief executive officer, the table below sets forth the compensation paid to him for services as a member of our senior management. He does not receive any compensation for serving as an executive director. All such amounts are established and paid in pounds sterling.

Name	Salary/Fees	Annual Bonus	Pension Benefit	All Other Compensation	Total
Christian Itin, Ph.D. Executive Director	£401,700	£204,067	£—	£1,370,874	£1,976,641
John Johnson Chairman of the Board	£14,773	£—	£—	£50,639	£65,412
Cynthia Butitta Non-Executive Director	£40,500	£—	£—	£60,101	£100,601
Jay Backstrom, M.D, M.P.H Non-Executive Director	£38,500	£—	£—	£109,958	£148,458
John Berriman Non-Executive Director	£47,455	£—	£—	£54,293	£101,748
Joseph Anderson, Ph.D. Non-Executive Director	£39,000	£—	£—	£49,744	£88,744
Kapil Dhingra, M.D. Non-Executive Director	£45,500	£—	£—	£54,293	£99,793
Linda Bain Non-Executive Director	£45,000	£—	£—	£67,777	£112,777
Martin Murphy, Ph.D. Non-Executive Director	£39,500	£—	£—	£49,744	£89,244
William Young, Ph.D. Non-Executive Director	£4,432	£—	£—	£13,007	£17,439

Non-Executive Letters of Appointment

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors.

Non-Executive Director Compensation Policy

In September and December 2021, following market research and advice from its compensation consultant, our board of directors amended our non-executive director compensation policy to increase the equity awards for, respectively, the chair and other non-executive directors.

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

Non-executive directors are eligible to receive cash compensation as follows:

Annual Cash Retainer (£)
Annual retainer for board of director chair	50,000
Annual retainer for board of director member	30,000
Additional retainer for lead independent director	12,000
Additional retainer for audit committee chair	12,000
Additional retainer for audit committee member	6,000
Additional retainer for compensation committee chair	9,000
Additional retainer for compensation committee member	4,500
Additional retainer for nominating and governance committee chair	6,000
Additional retainer for nominating and governance committee member	3,000
Additional retainer for research and development committee chair	12,000
Additional retainer for research and development committee member	6,000

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

Initial Award

Each new non-executive director elected to our board of directors is granted an initial, one-time equity award of options to purchase 40,000 of our ADSs on the date of such director’s initial election or appointment to the board of directors, which will vest in equal monthly installments through the third anniversary of the grant date. In addition, a non-executive director who is initially appointed to serve as chair of the board receives an option to purchase 25,000 of our ADSs on the date of such appointment to chair, which will vest in equal monthly installments through the third anniversary of the grant date.

Annual Awards

On the date of each of our annual meeting of shareholders, each non-executive director that continues to serve will be granted an option to purchase 20,000 of our ADSs or ordinary shares, which will vest in equal monthly installments through the first anniversary of the grant date.

Senior Management Compensation
The compensation for each member of our executive management comprises the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term incentives. For the year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our senior management for services, whether or not a director, in all capacities was $11.3 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of $2,700 in the year ended December 31, 2021.

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
For the year ended December 31, 2021, the Compensation Committee of our board of directors determined that our corporate goals were achieved at a level of 85%. Pursuant to the terms of the Management Incentive Compensation Plan, our Chief Executive Officer and non-executive director received an incentive award of $204,067, based on his target bonus percentage of 60%, the corporate goal achievement level and his base salary of $401,700.
Form and Determination of Incentive Awards
Incentive award payments may be made in cash, or, at the discretion of the compensation committee and subject to the approval of our board of directors, through the issuance of equity.
An individual’s potential incentive award is calculated by multiplying his or her base salary as of the end of the plan year by the participant’s “target award multiplier,” which is a percentage ranging from 10% to 60%. The resulting amount is then divided between a corporate component and an individual component based on the weighting assigned for the individual’s management level. After the end of the plan year, the actual achievement of the corporate and individual goals is determined, each expressed as a percentage of complete achievement, resulting in the calculation of the individual’s total incentive award.
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

Outstanding Equity Awards, Grants and Option Exercise

The following table summarizes the equity awards that we granted to members of our board of directors and senior management pursuant to the terms of the 2017 Plan or 2018 Plan during the year ended December 31, 2021.

Name	Ordinary Share Underlying Option	Exercise Price	Grant Date	Expiration Date
Senior Management

Christian Itin, Ph.D.	150,000	9.02	1/15/2021	1/15/2031
	50,000	9.02	1/15/2021	1/15/2031
	400,000	5.44	12/17/2021	12/15/2031

Andrew Oakley *	120,000	9.02	1/15/2021	1/15/2031
	60,000	9.02	1/15/2021	1/15/2031

Brent Rice	45,000	9.02	1/15/2021	1/15/2031
	25,000	9.02	1/15/2021	1/15/2031
	100,000	5.64	12/15/2021	12/15/2031

Christopher Vann	80,000	9.02	1/15/2021	1/15/2031
	40,000	9.02	1/15/2021	1/15/2031
	150,000	5.64	12/15/2021	12/15/2031

David Brochu	120,000	9.02	1/15/2021	1/15/2031
	60,000	9.02	1/15/2021	1/15/2031
	150,000	5.64	12/15/2021	12/15/2031
	400,000	5.88	7/15/2021	7/15/2031
Edgar Braendle, M.D	400,000	5.88	7/15/2021	7/15/2031
	75,000	5.64	12/15/2021	12/15/2031

Martin Pule, MBBS	70,000	9.02	1/15/2021	1/15/2031
	100,000	5.64	12/15/2021	12/15/2031

Matthias Alder **	80,000	9.02	1/15/2021	1/15/2031
	40,000	9.02	1/15/2021	1/15/2031

Non-Executive Directors
John Johnson	50,000	6.60	9/15/2021	9/15/2031
Cynthia Butitta	12,500	7.57	6/18/2021	6/18/2031
Jay Backstrom, M.D, M.P.H	12,500	7.57	6/18/2021	6/18/2031
John Berriman	12,500	7.57	6/18/2021	6/18/2031
Joseph Anderson, Ph.D.	12,500	7.57	6/18/2021	6/18/2031
Kapil Dhingra, M.D.	12,500	7.57	6/18/2021	6/18/2031
Linda Bain	12,500	7.57	6/18/2021	6/18/2031
Martin Murphy, Ph.D.	12,500	7.57	6/18/2021	6/18/2031
William Young, Ph.D.	25,000	5.56	11/6/2021	9/15/2031

* Mr. Oakley has indicated his intention to resign effective March 31, 2022.
** Mr. Alder, our Senior Vice President, and Chief Business Development Officer and Company Secretary since July 2017, has resigned from the Company effective September 2021.

As of December 31, 2021, members of our board of directors and senior management held options to purchase an aggregate of 2,073,086 ordinary shares and restricted share awards covering an aggregate of 1,663,446 ordinary shares. No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2021.

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
Shares Available for Awards

    The maximum number of ordinary shares that may be issued under our 2018 Plan was initially 3,281,622 shares, which consists of 3,025,548 ordinary shares under the 2018 Plan at the time of its adoption and 256,074 ordinary shares that remained available for future grants under the 2017 Plan at the time of its termination. Additionally, the number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30 of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. As of December 31, 2021, 11,443,279 ordinary shares may be issued under the 2018 Plan, of which 2,556,721 ordinary shares were available for future grant as of that date. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options.

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

C. Board practices.
Composition of Our Board of Directors

    Our board of directors presently has ten members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Drs. Anderson, Backstrom, Dhingra and Murphy, Mses. Butitta and Bain and Messrs. Berriman, Johnson and Young representing nine of our ten directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
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
•Class II, which consists of John Johnson, John Berriman and Kapil Dhingra, whose terms will expire at our 2023 annual general meeting; and
•Class III, which consists of Christian Itin, Cynthia Butitta, Linda Bain and William Young, whose terms will expire at our 2024 annual general meeting.
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
Research and Development Committee
    The research and development committee is composed of Drs. Backstrom (chairman), Dhingra, Itin and Murphy.
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

D. Employees.
As of December 31, 2021, we had 324 full-time employees, 63 of whom hold Ph.D. or M.D. degrees. Of these 324 employees, 273 are engaged in research and development activities and 51 are engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards.

	At December 31,
	2021	2020	2019
Function:
Administrative	51	59	43
Research and development	273	317	247
Total	324	376	290
Geography:
United Kingdom	295	340	251
Germany and Switzerland	4	2	6
United States	25	34	33

E. Share ownership.
For information regarding the share ownership of our directors and members senior management, see Item 6.B—"Compensation” and Item 7.A—"Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A.Major shareholders.
    The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 01, 2022 by:

•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our current directors and each member of our senior management; and
•all of our directors and senior management as a group.
    Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 01, 2022. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.  Percentage ownership calculations are based on 90,907,941 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of March 01, 2022.
    Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

    Except as otherwise indicated, the addresses of the persons listed in the table is c/o Autolus Therapeutics plc, 191 Wood Lane, White City, London W12 7FP, United Kingdom.

NAME OF BENEFICIAL OWNER	Number of Ordinary Shares Beneficially Owned (#)	Percent of Ordinary Shares Beneficially Owned (%)
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	19,527,162	21.5%
PPF Capital Partners Fund B.V. (2)	14,612,275	16.1%
BXLS V - Autobahn L.P (3)	21,250,917	23.4%
Senior Management and Directors:
Christian Itin, Ph.D. (4)	1,600,793	1.8%
Andrew Oakley (5)	342,216	*
Brent Rice (6)	57,999	*
Christopher Vann (7)	359,916	*
David Brochu (8)	109,165	*
Edgar Braendle (9)	0	*
Martin Pulé, MBBS (10)	843,148	*
Matthias Alder (11)	475,211	*
John Johnson (12)	8,333
Cynthia Butitta (13)	100,904	*
Jay Backstrom, M.D., MPH (14)	19,791	*
John Berriman (15)	196,492	*
Joseph Anderson, Ph.D. (16)	44,791	*
Kapil Dhingra, M.D. (17)	133,698	*
Linda Bain (18)	72,917	*
Martin Murphy, Ph.D. (19)	19,571,953	21.5%
William Young, Ph.D. (20)	2,083	*
All directors and senior management as a group (16 persons) (21)	23,939,410	25.7%

* Represents beneficial ownership of less than one percent.
(1) The information shown is based, in part, upon disclosures filed on a Schedule 13G/A on February 12, 2020 by Syncona Portfolio Limited. The number reported consists of (i) 12,180,333 ordinary shares and (ii) 7,346,829 ADSs. Syncona Portfolio Limited is a wholly owned subsidiary of Syncona Holdings Limited, which, in turn, is a wholly controlled subsidiary of Syncona Limited, a publicly-listed company. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the securities held by Syncona Portfolio Limited. Investment and voting decisions with respect to these securities are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, St Julian's Avenue, St Peter Port, Guernsey GY1 3RD, Channel Islands.
(2) The information shown is based, in part, upon disclosures filed on a Schedule 13D/A on June 23, 2021 by PPF Capital Partners Fund B.V., PPF Group N.V. and Renata Kellnerova. The number reported consists of 14,612,275 ADSs. The principal shareholder of PPF Capital Partners Fund B.V. is PPF Group N.V., which is ultimately beneficially owned by Renata Kellnerova. The address of the principal office of each of PPF Group and PPF Capital is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands. The address of the principal office of Renata Kellnerova is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.
(3)) The information shown is based, in part, upon disclosures filed on a Schedule 13D on November 16, 2021 by Blackstone Inc. The number reported consists of (i) 17,985,611 ADSs and (ii) 3,265,306 warrants. Blackstone Life Sciences Associates V (CYM) L.L.C. (“Autobahn GP”) is the general partner of BXLS V – Autobahn L.P. (“BLXS V”). Blackstone Clarus GP L.L.C. is the general partner of Autobahn GP. The sole member of Blackstone Clarus GP L.L.C. is Blackstone Holdings I L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The address of the principal business office of BLXS V and Autobahn GP is 101 Main Street, Suite 1210, Cambridge, MA 02142. The address of the principal business office of each of the other Blackstone entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
(4) Consists of (i) 1,066,009 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 534,784 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(5) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(7) Consists of (i) 112,211 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 274,705 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(8) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(9) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(10) Consists of (i) 538,677 ordinary shares, (ii) 160,064 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 144,407 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(11) Consists of (i) 165,588 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 309,623 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(12) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(13) Consists of (i) 10,000 ADSs and (ii) 90,904 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.

(14) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(15) Consists of (i) 62,794 ordinary shares and (ii) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 60,161 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(16) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(17) Consists of (i) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 60,161 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(18) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(19) Consists of (i) the shares set forth in footnote (1) above. Dr. Murphy is the chief executive officer of Syncona Investment Management Limited (both Syncona Investment Management Limited and Syncona Portfolio Limited are subsidiaries of Syncona Limited) and (ii) and 44,791 ordinary shares underlying options that are vested and exercisable within 60 days of March 01 2022.
(20) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(21) Consists of (i) 20,138,633 ordinary shares, (ii) 1,650,946 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 2,056,137 ordinary shares underlying options that are vested and exercisable and (iv) 3,265,306 warrants exercisable within 60 days of March, 01 2022.

    The significant changes in the beneficial ownership percentage held by our major shareholders during the past three years result from our April 2019, January 2020, and February 2021 follow-on offerings of ADSs, our sale of ADSs to Blackstone in November 2021 in connection with our strategic collaboration agreement, and the dilution resulting from these offerings.

    As of December 31, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 40.5% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 64 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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

Entities affiliated with Syncona
In September 2020, we entered into a license agreement with an investee company of Syncona Portfolio Limited, a holder of more than 5% of our share capital. This agreement generated $242,000 of license revenue which is recognized in the Consolidated Statement of Operations for the year ended December 31, 2020. There was no revenue recognized during the year ended December 31, 2021 arising from the license agreement with the investee company of Syncona Portfolio Limited.

Participation in February 2021 Public Offering
    In our February 2021 public offering, Syncona Portfolio Limited purchased 3,571,428 ADSs. This purchase was made through the underwriters at the public offering price.

November 2021 Collaboration and Financing Agreement and Securities Purchase Agreement
On November 6, 2021, the Company entered into a Collaboration and Financing Agreement and Securities Purchase Agreement with BXLS V - Autobahn L.P, ("Blackstone") under which funds managed by Blackstone Inc. will provide up to $100 million in equity and $150 million in strategic financing, in the form of a liability for sales of future revenue, to support Autolus’ advancement of its CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies.

Pursuant to the Securities Purchase Agreement, the Company sold 17,985,611 ADSs representing 17,985,611 ordinary shares of the Company to Blackstone at a price of $5.56 per ADS, for gross proceeds of $100.0 million. Aggregate net proceeds to the Company, after commission fees and issuance costs, were $98.0 million.

Pursuant to the Blackstone Collaboration Agreement, the Company received gross proceeds of $50 million upon closing the transaction, with the remaining $100 million payable based on certain development and regulatory achievements. The Company received net proceeds of $49.5 million after deducting costs attributable to the transaction. As at December 31, 2021 we recognized $47.0 million liability related to the sale of future royalties and sales milestones related to the Blackstone Collaboration Agreement.
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
We are registered with the Registrar of Companies in England and Wales under number 11185179, and our registered office is at The Mediaworks, 191 Wood Lane, White City, London W12 7FP, United Kingdom.
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

Issued Share Capital

Effective from June 26, 2018, the board of directors has the authority to allot new ordinary shares or to grant rights to subscribe for or to convert any security into our ordinary shares up to a maximum aggregate nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023. Effective from June 26, 2018, the board also has the authority to allot ordinary shares for cash or to grant rights to subscribe for or to convert any security into ordinary shares in the Company without first offering them to existing shareholders in proportion to their existing holdings up to an aggregate maximum nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023.

As of February 28, 2022, our issued capital share consisted of 90,907,941 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.

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

In addition, Pursuant to the Blackstone Registration Rights Agreement, we agreed to prepare and file a registration statement with the SEC within 45 days following the Closing Date (as defined in the Blackstone Securities Purchase Agreement”) for the purpose of registering the ordinary shares underlying the ADSs issued pursuant to the Blackstone Securities Purchase Agreement and the ordinary shares underlying the ADSs to be issued upon exercise of the Blackstone Warrant.

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

Blackstone Agreement
On November 6, 2021, we concurrently entered into (i) a Strategic Collaboration and Financing agreement (the "Blackstone Collaboration Agreement"), (ii) a Securities Purchase Agreement (the "Blackstone Securities Purchase Agreement"), (iii) a Warrant Agreement (the "Blackstone Warrant") and (iv) a Registration Rights Agreement (the "Blackstone Registration Rights Agreement"),, collectively called the "Blackstone Agreements", with BXLS V - Autobahn L.P, ("Blackstone"). Blackstone is managed by Blackstone Inc. (NYSE: BX). Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay us up to $150 million to support the continued development of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. The first $50 million has been paid by Blackstone as an upfront payment and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”).
In exchange for the Blackstone Development Payments, we have agreed to make payments to Blackstone (the “Revenue Share Payments”) equal to a mid-single digit royalty, subject to the Aggregate Cap (as defined in the Blackstone Collaboration Agreement) on payments under the Blackstone Collaboration Agreement, based on net sales anywhere in the world of (i) Collaboration Products in B-cell malignancies, (ii) subject to certain conditions set forth in the Blackstone Collaboration Agreement, our CD19 and CD22 CAR T cell investigational therapy product candidate known as AUTO3 in B-cell malignancies, and (iii) certain Collaboration Products to the extent developed or commercialized in indications other than a B-cell malignancy (“Obe-cel Franchise Products”). We are also obligated to make payments (the “Sales Milestone Payments”), subject to the Aggregate Cap, if certain cumulative net sales levels are achieved.
The Company and all of our subsidiaries have provided, and all of our future subsidiaries will provide, a guaranty to Blackstone of our obligations under the Blackstone Collaboration Agreement. In addition, we have granted a security interest in Autolus Limited to Blackstone in (a) intellectual property that is necessary or useful for the development, manufacture, use, commercialization, import, or export of Collaboration Products (the “Autolus IP Collateral”), (b) a segregated and blocked cash collateral account that will be established following regulatory approval of any Collaboration Product, solely for the purpose of receiving remittance of Revenue Share Payments and Sales Milestone Payments and disbursement thereof to Blackstone as provided in the Blackstone Collaboration Agreement, (c) a segregated cash collateral account established solely for the purpose of receiving Blackstone Development Payments and disbursing them for use by us in accordance with the terms of the Blackstone Collaboration Agreement, (d) all assets or property of the Company related to or arising from the Collaboration Products in any B-cell malignancy or the Obe-cel Franchise Products in any indication other than a B-cell malignancy, and (e) all proceeds and products of each of the foregoing (collectively referred to as the “Collateral”). The security interest will be maintained until the earlier of (i) such time at which cumulative payments made by us under the Blackstone Collaboration Agreement equal $150 million and (ii) the first commercial sale in the United States of obe-cel or any other Lead Product (as defined in the Blackstone Collaboration Agreement) selected to replace obe-cel following a Program Failure (as defined in the Blackstone Collaboration Agreement) (such time, the “Release Time”).
The Blackstone Collaboration Agreement contains negative covenants that restrict us from, among other things, (a) granting liens or otherwise encumbering its assets that constitute Collateral, (b) paying dividends or making distributions on account or, or redeeming, retiring or purchasing any capital stock, (c) other than certain permitted licensing transactions, transferring to third parties rights to commercialize any Collaboration Product or the Autolus IP Collateral anywhere in the world and (d) selling, transferring or assigning any rights to receive payments of royalties, returns on net sales, revenue share or other compensation or license fees with respect to a Collaboration Product in a B-cell malignancy and/or Obe-cel Franchise Product in any indication other than a B-cell malignancy. Each of the negative covenants is subject to exceptions and carve-outs set forth in the Blackstone Collaboration Agreement. The negative covenants will fall away upon the Release Time.
We and Blackstone have formed a joint steering committee, comprised of representatives from each party, to provide non-binding advice on the development, manufacture and commercialization of Collaboration Products in any B-cell malignancy anywhere in the world. Blackstone also has the right to designate one representative with relevant experience to participate in the our existing CMC advisory board, which advises us on technical, scientific and regulatory matters relating to the manufacture of the Lead Product. In addition, Blackstone is entitled to appoint a member to our board of directors and has appointed William Young.
Termination of the Blackstone Collaboration Agreement by Blackstone due to certain breaches of the Blackstone Collaboration Agreement or other actions by us will require us to make liquidated damage payments to Blackstone in excess of the Blackstone Development Payments.
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

Item 11.     Quantitative and Qualitative Disclosures About Market Risk.
    We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.
Interest Rate Risk
    As of December 31, 2021 and 2020, we had cash of $310.3 million and $153.3 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash have been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and we, therefore, do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.
Foreign Currency Exchange Risk
    We maintain our consolidated financial statements in our functional currency, which is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded a foreign exchange losses of $2.3 million and $0.2 million for the years ended December 31, 2021, and 2020, and a foreign exchange gain of $4.6 million, for the year ended December 31, 2019, respectively, which are included in other income in the statements of operations and comprehensive loss.
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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.     Not applicable.

B.     Not applicable.

C.     Not applicable.

D.     Not applicable.

E.     Use of Proceeds.

    Not applicable.
Item 15. Controls and Procedures.
A.Disclosure Controls and Procedures.
    We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

    Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
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

Item 16C. Principal Accountant Fees and Services.

Ernst & Young LLP has served as our independent registered public accountant since September 2017 and has audited our consolidated financial statements for the years ended December 31, 2021 and 2020.

The following table shows the aggregate fees for services rendered by Ernst & Young LLP to us and our subsidiaries for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	(in thousands)
Audit fees	$903	$697
Audit-related fees	155	247
Total	$1,058	$944

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

Audit Committee Pre-Approval Policies and Procedures
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to us provided by Ernst & Young LLP during the year ended December 31, 2021 were pre-approved by the audit committee.

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

Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.

		INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	SCHEDULE/ FORM	FILE NUMBER	EXHIBIT	FILE DATE
1.1	Articles of Association of Autolus Therapeutics plc.	Form F-1/A	333-224720	3.1	6/19/18
2.1	Deposit Agreement by and among the registrant, Citibank, N.A., as the Depositary bank and the holders and beneficial owners of American Depositary Shares issued thereunder.	Form F-6/A	333-224837	99.(a)	6/19/18
2.2	Form of American Depositary Receipt (included in exhibit 2.1).	Form F-6/A	333-224837	99.(a)	6/19/18
2.3	Autolus Therapeutics plc, Registration Rights Agreement, dated as June 26, 2018
2.4	Description of Securities	Form 20-F	001-38547	2.4	3/3/20
2.5	Warrant issued to BXLS V – Autobahn L.P. dated November 6, 2021.	Form 6-K	001-38547	99.3	11/8/21
2.6	Registration Rights Agreement by and between the Registrant and BXLS V – Autobahn L.P. dated November 6, 2021.	Form 6-K	001-38547	99.2	11/8/21
4.1#	License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business Ltd., as amended on March 2, 2016, March 28, 2018 and October 15, 2020.	Form 20-F	001-38547	4.7	3/4/21
4.2#	Supply Agreement, dated as of March 23, 2018, by and between the registrant and Miltenyi Biotec GmbH.	Form F-1/A	333-224720	10.2	6/8/18
4.3+	Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.3	6/19/18
4.4+	Non-employee Sub Plan to the Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.4	6/19/18
4.5+	Management Incentive Compensation Plan.	Form F-1/A	333-224720	10.5	6/8/18

4.6+	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.	Form F-1/A	333-224720	10.6	6/8/18
4.7*†	Collaboration and Financing Agreement, dated as of November 6, 2021, between Autolus Limited and BXLS V — Autobahn L.P.
4.8	Securities Purchase Agreement by and between the Registrant and BXLS V – Autobahn L.P. dated November 6, 2021.	Form 6-K	001-38547	99.1	11/8/21
8.1	Subsidiaries of the registrant.	Form 20-F	001-38547	8.1	3/3/20
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

AUTOLUS THERAPEUTICS PLC

Date: March 10, 2022	By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autolus Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autolus Therapeutics plc (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Reading, United Kingdom

March 10, 2022

AUTOLUS THERAPEUTICS PLC
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$310,338	$153,299
Restricted cash	338	786
Prepaid expenses and other current assets	36,276	42,899
Total current assets	346,952	196,984
Non-current assets:
Property and equipment, net	33,541	38,046
Prepaid expenses and other non-current assets	2,362	3,033
Operating lease right-of-use assets, net	18,775	51,637
Long-term deposits	2,039	2,625
Deferred tax asset	1,826	1,754
Intangible assets, net	65	158
Total assets	$405,560	$294,237
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	431	2,263
Accrued expenses and other liabilities	23,667	27,781
Operating lease liabilities, current	4,453	3,590
Total current liabilities	28,551	33,634
Non-current liabilities:
Operating lease liabilities, non-current	16,545	50,571
Liability related to sale of future royalty and sales milestones, net	47,016	—
Other long term payables	128	—
Total liabilities	92,240	84,205

Commitments and contingencies (Note 15)

Shareholders' equity:
Ordinary shares, $0.000042 par value; 200,000,000 shares authorized at December 31, 2021 and 2020, 90,907,830 and 52,346,231 shares issued and outstanding at December 31, 2021 and 2020	4	3
Deferred shares,£0.00001 par value; 34,425 shares authorized, issued and outstanding at December 31, 2021 and 2020	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at December 31, 2021 and 2020	118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at December 31, 2021 and 2020	—	—
Additional paid-in capital	843,108	595,016
Accumulated other comprehensive loss	(8,570)	(5,861)
Accumulated deficit	(521,340)	(379,244)
Total shareholders' equity	313,320	210,032
Total liabilities and shareholders' equity	$405,560	$294,237

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	December 31,
	2021	2020	2019
Grant income	$823	$1,473	$2,908
License revenue	1,507	242	—
Operating expenses:
Research and development	(134,789)	(134,888)	(105,418)
General and administrative	(31,865)	(34,972)	(39,452)
Loss on impairment of leasehold improvements	—	—	(4,102)
Loss on disposal of leasehold improvements	(676)	—	—
Total operating expenses, net	(165,000)	(168,145)	(146,064)
Other (expense) income:
Interest income	262	536	2,542
Other (expense) income	(145)	1,352	4,514
Interest expense	(1,105)	—	—
Total other (expense) income, net	(988)	1,888	7,056
Net loss before income tax	(165,988)	(166,257)	(139,008)
Income tax benefit	23,892	24,163	15,159
Net loss attributable to ordinary shareholders	(142,096)	(142,094)	(123,849)
Other comprehensive (loss) income:
Foreign currency exchange translation adjustment	(2,709)	2,830	6,797
Total comprehensive loss	(144,805)	(139,264)	(117,052)

Basic and diluted net loss per ordinary share	$(1.97)	$(2.76)	$(2.88)
Weighted-average basic and diluted ordinary shares	72,084,078	51,558,075	43,065,542

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Shareholders’ Equity
(In thousands, except share amounts)

	Ordinary shares		Deferred Shares		Deferred B shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at December 31, 2018	40,145,617	$2	34,425	$—	88,893,548	$118	1	$—	$361,311	$(15,488)	$(113,301)	$232,642
Issuance of ordinary shares, net of issuance costs	4,830,000	—	—	—	—	—	—	—	108,815	—	—	108,815
Share-based compensation expense	—	—	—	—	—	—	—	—	30,386	—	—	30,386
Restricted shares - forfeited	(4,335)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	11,724	—	—	—	—	—	—	—	48	—	—	48
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	6,797	—	6,797
Net loss	—	—	—	—	—	—	—	—	—	—	(123,849)	(123,849)
Balance at December 31, 2019	44,983,006	$2	34,425	—	88,893,548	$118	$1	—	$500,560	$(8,691)	$(237,150)	$254,839
Issuance of ordinary shares, net of issuance costs	7,250,000	1	—	—	—	—	—	—	73,952	—	—	73,953
Share-based compensation expense	—	—	—	—	—	—	—	—	20,021	—	—	20,021
Restricted shares - forfeited	(1,969)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	115,194	—	—	—	—	—	—	—	483	—	—	483
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	2,830	—	2,830
Net loss	—	—	—	—	—	—	—	—	—	—	(142,094)	(142,094)
Balance at December 31, 2020	52,346,231	$3	34,425	—	88,893,548	$118	1	—	$595,016	$(5,861)	$(379,244)	$210,032
Issuance of ordinary shares, net of issuance costs	38,202,155	1	—	—	—	—	—	—	228,160	—	—	228,161
Share-based compensation expense	—	—	—	—	—	—	—	—	9,937	—	—	9,937
Vesting of restricted stock	163,375	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	196,069	—	—	—	—	—	—	—	127	—	—	127
Issuance of warrants, net of transaction costs	—	—	—	—	—	—	—	—	9,868	—	—	9,868
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(2,709)	—	(2,709)
Net loss	—	—	—	—	—	—	—	—	—	—	(142,096)	(142,096)
Balance at December 31, 2021	90,907,830	$4	34,425	$—	88,893,548	$118	1	$—	$843,108	$(8,570)	$(521,340)	$313,320

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Cash Flows
(In thousands)

	December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(142,096)	$(142,094)	$(123,849)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,458	5,658	4,611
Loss on disposal of fixed assets and intangible assets	672	—	43
Non-cash share-based compensation (net of amount capitalized)	9,937	20,107	30,212
Non-cash interest expense	1,093	—	—
Loss (Gain) on lease incentive and reassessment	9	(1,335)	—
Loss on impairment of leasehold improvements	—	—	4,102
Gain on termination of operating lease	—	(160)	—
Deferred income tax	(72)	(1,344)	(399)
Changes in operating assets and liabilities
Decrease (increase) in prepaid expenses and other current assets	5,574	(2,660)	(21,008)
Decrease (increase) in prepaid expenses and other non-current assets	503	(2,637)	—
Decrease (increase) in long-term deposits	575	(508)	(702)
(Decrease) increase in accounts payable	(1,816)	1,439	(1,451)
Decrease operating lease right of use assets, net	3,728	3,670	2,551
(Decrease) increase in accrued expenses and other liabilities	(2,021)	5,608	4,958
(Decrease) in current and non-current operating lease liabilities	(2,405)	(3,502)	(552)
Net cash used in operating activities	(117,861)	(117,758)	(101,484)
Cash flows from investing activities:
Purchases of property and equipment	(8,857)	(14,681)	(18,341)
Purchase of intangible assets	—	—	(327)
Net cash used in investing activities	(8,857)	(14,681)	(18,668)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares	245,900	79,750	115,920
Proceeds from exercise of share options	125	462	43
Proceeds from liability related to the sale of future royalties and sales milestones	50,000	—	—
Payments of equity issuance costs	(11,453)	(5,797)	(7,100)
Payments of issuance costs related to the liability related to the sale of future royalties and sales milestones	(509)	—	—
Net cash provided by financing activities	284,063	74,415	108,863
Effect of exchange rate changes on cash and restricted cash	(754)	679	5,164
Net increase (decrease) in cash and restricted cash	156,591	(57,345)	(6,125)

Cash and restricted cash, beginning of period	154,085	211,430	217,555
Cash and restricted cash, end of period	$310,676	$154,085	$211,430

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Cash Flows
(In thousands)

	December 31,
	2021	2020	2019
Supplemental cash flow information
Cash paid for taxes	$364	$1,841	$1,535

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable or accrued	$3,712	$2,499	$2,818
Leased assets terminated and obtained in exchange for operating lease liabilities, net	28,517	2,487	—
Reduction in right of use asset	—	—	1,919
Leased assets obtained in exchange for operating lease liabilities	627	26,956	—
Capitalized share-based compensation, net of forfeitures	—	(86)	174
Capitalized implementation costs included in accrued expenses	100	144	—
Issuance costs included in accounts payable and accrued expenses	245
Warrants issued in relation to Blackstone Agreements at relative fair value	$9,868	$—	$—

Reconciliation of cash and restricted cash reported within the consolidated balance sheets
Cash	$310,338	$153,299	$210,643
Short-term restricted cash	338	786	787
Total cash and restricted cash	$310,676	$154,085	$211,430

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements

Note 1. Nature of the Business
Autolus Therapeutics plc and its subsidiaries (collectively "Autolus" or the “Company”) is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using its broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. The Company believes its programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
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
The Company has funded its operations primarily with proceeds from the sale of its equity securities and more recently, from strategic financing. The Company has incurred recurring losses since its inception, including net losses of $142.1 million, $142.1 million and $123.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, the Company had an accumulated deficit of $521.3 million and $379.2 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at December 31, 2021 of $310.3 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these consolidated financial statements.
The Company is a public limited company incorporated and registered in England and Wales. On June 22, 2018, the Company completed its initial public offering ("IPO") of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were $156.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.
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

    On January 27, 2020, the Company completed an underwritten public offering of 7,250,000 ADSs representing 7,250,000 ordinary shares, at a public offering price of $11.00 per ADS.  Aggregate net proceeds to the Company, after underwriting discounts, were $74.0 million.

In January 2021, the Company sold an aggregate of 1,718,506 ADSs under its Open Market Sale Agreement ("Sales Agreement") with Jefferies LLC as sales agent. Aggregate net proceeds to the Company, after commission fees and offering expenses, were $15.3 million.

On February 12, 2021, the Company completed an underwritten public offering of 14,285,715 ADSs, which includes the full exercise by the underwriters to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $106.9 million.

On June 17, 2021 the Company sold an aggregate of 2,069,466 ADSs under its Sales Agreement with Jefferies LLC as sales agent. Aggregate net proceeds to the Company after commission fees and offering expenses, were $14.3 million.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Blackstone Agreements

On November 6, 2021, the Company concurrently entered into a (i) Strategic Collaboration and Financing Agreement, (the “Blackstone Collaboration Agreement"), (ii) Securities Purchase Agreement (the “Blackstone Securities Purchase Agreement”), and (iii) Warrant Agreement (the “Blackstone Warrant”) and (iv) a Registration Rights Agreement (the “Blackstone Registration Rights Agreement”), collectively called the "Blackstone Agreements", with BXLS V - Autobahn L.P, ("Blackstone"). The Blackstone Agreements were entered into and in contemplation of one another and, accordingly, the Company assessed the accounting for these agreements in the aggregate.
The Company concluded that there were three units of accounting for the consideration received per the Blackstone Agreements which comprised of (i) the Blackstone Collaboration Agreement, (ii) the purchase of ADSs and consequently ordinary shares, (iii) Blackstone Warrants. The three units of accounting are recorded at fair value upon initial recognition and are not subsequent measured at fair value. The Company allocated the total gross proceeds arising from the Blackstone Collaboration Agreement and the Blackstone Securities Purchase Agreement along with the issuance of the Blackstone Warrant among the three units of accounting on a relative fair value basis at the time of the transaction as follows:

Units of Accounting	Gross proceeds (in millions)	Initial fair value (in millions)	Allocated consideration based on relative fair value (in millions)	Net allocated consideration based on relative fair value after transaction costs* (in millions)
Liability related to the sale of future royalties and sales milestones, net (Blackstone Collaboration Agreement)	$50.0	$49.6	$46.4	$45.9
ADSs, representing ordinary shares	$100.0	$100.0	$93.6	$91.6
Warrants	$—	$10.7	$10.0	$9.9
Total	$150.0	$160.3	$150.0	$147.4
* In addition, the total shared transaction costs of $1.7 million, relating to the Blackstone Agreement have been allocated to the three units of accounting on a relative fair value basis.

Blackstone Collaboration Agreement

Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay us up to $150 million to support the continued development of the Company's CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. The first $50 million has been paid by Blackstone as an upfront payment and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”). For further details of the Blackstone Collaboration Agreement, see Note 13, “Liability related to future sale of royalties and sales milestones, net".

Blackstone Securities Purchase Agreement
Pursuant to the Blackstone Securities Purchase Agreement, the Company sold 17,985,611 ADSs representing 17,985,611 ordinary shares, at a private placement price of $5.56 per ADS to Blackstone resulting in gross proceeds of $100 million.  The Company received aggregate net proceeds of $98.0 million, after offering expenses. Pursuant to the Blackstone Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days following the Closing Date (as defined in the Blackstone Securities Purchase Agreement”) for the purpose of registering the ordinary shares underlying the ADSs issued pursuant to the Blackstone Securities Purchase Agreement and the ordinary shares underlying the ADSs to be issued upon exercise of the Blackstone Warrant.

Blackstone Warrant Agreement

Pursuant to the Blackstone Warrant, the Company issued Blackstone a warrant to purchase up to 3,265,306 ADSs representing 3,265,306 of the Company's ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026. For further details on the Warrant Agreement, see Note 10, “Warrants".

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. All intercompany accounts and transactions between the Autolus Therapeutics plc and its subsidiaries have been eliminated upon consolidation.

Use of Estimates
    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, share-based compensation including assessing the probability of meeting performance conditions, income taxes, initial fair value of warrants, and non-cash interest expense on liability related to sale of future royalties and sales milestones. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known.

Going concern
The financial position of the Company, its cash flows and liquidity position and borrowing facilities are described in the primary statements and notes to these sets of financial statements.

The Company reported cash of $310.3 million and net current assets of $318.4 million as at December 31, 2021, with a net loss for the year the ended December 31, 2021 of $142.1 million. The Company did not generate positive operational cash flow which was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within the Company’s pipeline. During the year ended December 31, 2021, the Company raised aggregated net proceeds of $284.1 million.

In assessing the going concern assumptions, the Board has undertaken a rigorous assessment of the detailed forecasts covering the period through the end of 2023 taking into account a wide range of downside risks including program delays and non-receipt of milestone payments. As part of considering the downside risks, the Board has considered the impact of the ongoing coronavirus 2019 (‘‘COVID-19’’) pandemic. Whilst it is difficult to estimate the impact of COVID-19 pandemic due to the rapidly changing nature of the pandemic the Board has concluded that it will not have a significant negative impact on the cash outflows of the Company over the period assessed for going concern purposes.

Consequently, the Company concluded with its existing cash of $310.3 million it believes it can fund operations for at least next 12 months from the date of issuance of these financial statements and as such has prepared the consolidated financial statements on the going concern basis. As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. Additional funding may be needed before the existing programs are expected to reach commercialization, leading to operational cash inflows.

Cash
The Company considers cash in the consolidated financial statements to include cash at banks with a maturity of less than three months, which is subject to an insignificant risk of changes in value.

Restricted Cash
The Company's restricted cash consists of cash providing security for letters of credit in respect of lease agreements, credit cards and rental deposits relating to the sub-lease of facilities by Autolus to third parties. The Company entered into a credit card arrangement that requires a security deposit of $0.2 million. The restricted cash of $0.6 million as at December 31, 2020, was previously held for a letter of credit in connection with a lease which was released following the termination of the Company’s facility lease, in April 2021, and the $0.6 million was reclassified to cash. In October 2021, the Company entered into two sub-leasing agreements relating to the Enfield facility, which require rental deposits of $0.1 million in aggregate to be held by the Company.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Fair Value Measurements
The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines the fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in of the following levels:
•Level 1 — Quoted prices in active markets for identical assets or liabilities
•Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•Level 3 — Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability
The carrying amounts reported in the balance sheets for cash, prepaid expenses and other assets, long term deposits, accounts payable and accrued expenses and other liabilities approximate their fair value because of the short-term nature of these instruments.

Concentration of Credit Risk
Financial instruments that subject the Company to credit risk consist primarily of cash. The Company places cash in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Implementation Costs in a Cloud Computing Arrangement
The Company’s cloud computing arrangements primarily comprise hosting arrangements which are service contracts, whereby the Company gains remote access to use enterprise software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Implementation costs for cloud computing arrangements are capitalized if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. These capitalized implementation costs are presented in the consolidated balance sheet in prepaid expenses and other assets, current and non-current, and are generally amortized over the fixed, non-cancellable term of the associated hosting arrangement on a straight-line basis.

Property and Equipment
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2021 and 2020, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fixtures, and leasehold improvements.
Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The following table provides the range of estimated useful lives used for each asset type:

Office equipment	3 years
Lab equipment	5 to 10 years
Furniture and fittings	5 years
Leasehold improvements	shorter of the lease term or the estimated useful life of the asset
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
The Company recognized disposal loss of $0.7 million on leasehold improvements which are no longer being utilized in the facility in White City during the year ended December 31, 2021, and did not recognize a disposal loss during the years ended December 31, 2020 and 2019.
The Company routinely evaluates the useful life attributed to its assets. During the second quarter ended June 30, 2019, the Company determined that the useful lives of certain lab equipment should be increased from five-years to ten-years based on expectation of future usability. The Company accounted for this as a change in estimate that was applied prospectively, effective

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

April 1, 2019. This change in useful life resulted in a reduction of depreciation expense of $0.3 million, and an increase in basic and diluted earnings per share of $0.01, for the year ended December 31, 2019.

Impairment of Long-lived Assets
The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the carrying value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value. The Company did not recognize an impairment for the years ended December 31, 2021 and 2020. During the year ended December 31, 2019, the Company recognized an impairment of $4.1 million relating to the discontinued fit-out of the Company's manufacturing capacity in Enfield, U.K.

Leases
Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”), Topic 842, Leases (“ASC 842”), using the required modified retrospective approach and utilizing the effective date as its date of initial application.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. The Company has elected not to recognize on the balance sheet, leases with terms of one year or less. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct costs, or prepayments. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

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
Intangible Assets Subject to Amortization
The Company’s intangible assets have been related to acquired software licenses with finite lives are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company did not recognize an impairment loss related to intangible assets in the years ended December 31, 2021, 2020 and 2019.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K.'s research and development expenditure credit ("RDEC") of $0.1 million, $0.1 million and $0.2 million for the years ended December 31, 2021, 2020 and 2019, respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.
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

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 9, "Share based compensation", for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility.   The Company lacks company-specific historical and implied volatility information for the Company's ADSs for expected terms greater than 3.5 years. Therefore, it uses a combination of the historical volatility of the ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as the Company has adequate historical data regarding the volatility of its own traded ADS price.
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
Fair value of ordinary shares.   The fair market value of the Company’s ADSs underlying the share option is equal to the closing price of the ADSs on the Nasdaq Global Select Market on the date the grant is approved by the board of directors.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Foreign Currency Translation
The Company maintains its financial statements in its functional currency, which is the pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded foreign exchange losses of $2.3 million and $0.2 million for the years ended December 31, 2021, and 2020, respectively and a foreign exchange gain of $4.6 million, for the year ended December 31, 2019, which are included in other (expense) income in the statements of operations and comprehensive loss.
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
Patent Costs
The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $1.7 million, $2.1 million and $2.0 million for the years ended December 31, 2021, 2020 and 2019, respectively.
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
License Revenue
The Company accounts for its revenues pursuant to the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).

The Company has no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from license agreements with the Company's two customers. The Company executed the Research, Option and License Agreement with Moderna during the year ended December 31, 2021 which included a non-refundable upfront license fee, options for future commercial licenses, payments based upon achievement of clinical development and regulatory objectives, payments based upon achievement of certain levels of product sales, and royalties on product sales. The Company recorded license revenue of $1.5 million and $0.2 million for the years ended December 31, 2021 and 2020. The Company did not recognize any revenue related to licenses for the year ended December 31, 2019

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

Customer Options
If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options that are not determined to be material rights are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluate the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocate the transaction price to material rights based on the relative standalone selling price, which is determined based on any identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised. The Company did not recognize any revenue related to customer options during the years ended December 31, 2021, 2020 and 2019, respectively.

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

U.S. GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. The Company considers all relevant factors.

For the years ended December 31, 2021, 2020 and 2019, the Company has not recognized any variable consideration with regards to the development milestones which are included in the license agreement that was executed during the year ended December 31, 2021. These development milestones are not yet probable and therefore no revenue has been recognized.

Royalty Revenue
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
For the years ended December 31, 2021 and 2020, we have not recognized any royalty revenue from the license agreements that were executed in the current and prior periods.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Interest Expense and Liability Related to Sale of Future Royalties and Sales Milestones, net
The Company accounted for the Blackstone Collaboration Agreement as a liability. See Note 13, "Liability relating to the sale of future royalties and milestones, net" for additional details. The liability relates to the sale of future royalties and sales milestones and the related non-cash interest expense are measured based on the Company's current estimates of the timing and amount of expected future royalty and milestone payments expected to be paid over the estimated term of the agreement. The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement. Each reporting period the Company assesses the estimated timing and amount of future expected royalty and milestone payments over the estimated term. If there are changes to the estimate, the Company recognizes the impact to the liability’s amortization schedule and the related non-cash interest expense using the catch-up method. The Company’s estimate of the amount of expected future royalties and milestones to be paid considers significant unobservable inputs including the estimated patient population, estimated selling price, estimated peak sales and sales ramp, the expected term of the royalty stream, timing of the expected launch and its impact on the royalty rate as well as the overall probability of a success. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the agreements.
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

The Company is subject to income taxes in the United Kingdom, the United States Germany and Switzerland. The calculation of the Company’s tax provision involves the application of tax law in multiple jurisdictions and requires judgement and estimates.

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

Comprehensive Loss
The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive gain or loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a foreign currency translation adjustment loss of $2.7 million for the year ended December 31, 2021, and a foreign currency translation adjustment gain of $2.8 million and $6.8 million for the years ended December 31, 2020 and 2019, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Restructuring expenses
The Company records costs and liabilities associated with exit and disposal activities in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations ("ASC 420"). Such costs are based on estimates of fair value in the period liabilities are incurred. The Company evaluates and adjusts these costs as appropriate for changes in circumstances as additional information becomes available. Refer to Note 16, "Employee Benefits Plan and Severance Plan"

Net Loss per Share
Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, the outstanding but unvested restricted shares, incentive share options and warrants have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same for each period presented.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	December 31,
	2021	2020	2019
Unvested restricted shares and units	1,089,650	505,383	814,744
Incentive share options	7,772,455	5,611,429	5,963,239
Warrants	3,265,306	—	—
Total	12,127,411	6,116,812	6,777,983

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

These exemptions provided by the JOBS Act will apply up until the last day of the fiscal year following the fifth anniversary of the IPO or such earlier time that the Company is no longer meets the requirements of being an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual gross revenue, has more than $700 million in market value of its securities held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 20-F), or it issues more than $1 billion of non-convertible debt securities over a three-year period.

JOBS Act
    On April 5, 2012, the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, the Company has irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until the Company no longer meets the requirements of being an emerging growth company, whichever is earlier.

Recently issued accounting pronouncements adopted
In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective December 15, 2021, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. Management has determined the adoption of ASU 2020-06 did not have an impact on the Company's financial statements. The Company early adopted ASU 2020-06 using the modified retrospective basis.

Recently issued accounting pronouncements not adopted
Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3. Revenue

The Company has two contracts with customers, i) an option and licensing agreement with Moderna and, ii) a license agreement with an investee of Syncona, one of the Company's principal shareholders.

Revenue comprises of license revenue only for the years ended December 31, 2021, 2020 and 2019:

Total revenue by geographical location (in thousands):

	December 31,
	2021	2020	2019
License revenue
United Kingdom	$—	$242	$—
United States	1,507	—	—
Total License revenue	$1,507	$242	$—

Research, Option and License Agreement with Moderna:

On June 22, 2021, the Company entered into a Research, Option and License Agreement (the “Agreement”) with ModernaTX, Inc. (“Moderna”), pursuant to which the Company granted to Moderna an exclusive research license to perform research and pre-clinical development activities relating to target sequences with respect to certain of the Company’s research targets and products. The Company also granted Moderna on a research target-by-research target basis, the right to obtain an exclusive commercial license upon payment of a commercial option fee of $2.0 million (the “Commercial Option”). Moderna has the right to extend the Commercial Option period for such research targets by 12 months for an extension fee of $0.3 million. Under the Agreement, The Company will provide to Moderna a number of distinct target sequences per research target (the “Autolus Target Sequences”).

The Company received an upfront non-refundable cash payment of $1.5 million in October 2021 and are entitled to receive development milestones payments of up to $30 million per product and up to $30 million in sales milestones payments per product from Moderna if certain clinical, regulatory and sales performance milestones are achieved. The Company is further eligible to receive royalties in the low to mid single digits on net sales on a product-by-product basis.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

The Company assessed this arrangement in accordance with ASC 606 and concluded that the contract counterparty, Moderna, is a customer. The Company identified the following material promises in the arrangement: the granting of an exclusive license to research and preclinical development activities as well as the initial transfer of know-how and information to Moderna. The Company determined the Commercial Option Fee is not offered at a significant and incremental discount. Accordingly, the Commercial Option is an option granted to Moderna that does not represent a material right and, therefore, is not a performance obligation at the outset of the arrangement. The Company determined that the granting of the research license and the initial transfer of know-how were not distinct from one another and must be combined as a performance obligation (the “Combined Performance Obligation”). This is because Moderna requires the know-how to derive benefit from the research license. Based on these determinations, the Company identified one distinct performance obligation at the inception of the contract: the Combined Performance Obligation. The Company further determined that the up-front payment of $1.5 million constituted the entirety of the consideration included in the transaction price at contract inception, which was allocated to the Combined Performance Obligation. The amount of the transaction price allocated to the Combined Performance Obligation is recognized as or when the Company satisfies the performance obligation. The Company determined that the Combined Performance Obligation was recognized at a point-in-time, upon the delivery of the transfer of know-how and research license to Moderna.

Upon execution of the Agreement, the transaction price included only the $1.5 million up-front payment owed to the Company. The Company may receive further payments upon the exercise of the Commercial Option, the extension of the Commercial Option period, the achievement of certain milestones, as detailed above, as well as royalty payments that reach mid-single digits based on future net sales.

The future milestones, which represent variable consideration, were evaluated under the most likely amount method, and were not included in the transaction price, because the amounts were fully constrained as of December 31, 2021. As part of the Company’s evaluation of the constraint, it considered numerous factors, including that receipt of such milestones is outside the Company’s control. Separately, any consideration related to sales-based milestones, as well as royalties on net sales upon commercialization by Moderna, will be recognized when the related sales occur, and therefore, have also been excluded from the transaction price in accordance with the sales-based royalty exception, as well as the Company’s accounting policy. The Company will re-evaluate the transaction price in each reporting period, as uncertain events are resolved, or as other changes in circumstances occur.

Note 4. Prepaid Expenses and Other Current Assets
    Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2021	2020
Research and development claims receivable	$23,678	$24,711
Prepayments	8,713	10,206
VAT receivable	1,849	3,124
Lease incentive receivable	—	1,237
Lease and lease deposit receivable	68	—
Other asset	240	—
Grant income receivable	384	414
Other receivable	271	199
Deferred cost	1,073	3,008
Total prepaid expenses and other current assets	$36,276	$42,899

The decrease in prepayments in the year ended December 31, 2021 is primarily related to $1.5 million of prepayments that were paid during the year ended December 31, 2020 but expensed in December 31, 2021 for manufacturing and of clinical trial costs.

The decrease in deferred cost in the year ended December 31, 2021 is related to the utilization of $0.5 million in capitalized implementation costs related to hosting arrangements and $1.5 of non-refundable upfront costs related to payments for future manufacturing slots related to the Company's clinical programs.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 5. Property and Equipment, Net
    Property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Lab equipment	$34,091	$23,491
Office equipment	3,463	2,928
Furniture and fixtures	1,363	1,340
Leasehold improvements	14,904	10,629
Assets under construction	2,436	14,321
Less: accumulated depreciation and impairment	(22,716)	(14,663)
Total property and equipment, net	$33,541	$38,046
Depreciation expense recorded for the years ended December 31, 2021, 2020 and 2019 was $8.6 million, $5.7 million and $4.6 million, respectively.

Note 6. Intangible Assets, net

    The following table summarizes the carrying amount of the Company's intangible assets, net of accumulated amortization (in thousands):

	December 31,
	2021	2020
Software licenses	$288	$291
Less: accumulated amortization	(223)	(133)
Total intangibles assets, net	$65	$158

Software licenses have an estimated useful life of 3 years. Amortization expense for the years ended December 31, 2021, 2020 and 2019 was $90,000, $91,000 and $47,000, respectively. Assuming no changes in the gross cost basis of intangible assets, the total estimated amortization expense for finite-lived intangible assets is approximately $65,000 for the financial year ending December 31, 2022 and nil for each of the years ending December 31, 2023 through to December 31, 2026.

Note 7. Accrued Expenses and Other Liabilities
    Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2021	2020
Compensation and benefits	$8,747	$8,732
Research and development costs	11,311	15,343
UCLB milestone	10	205
Professional fees	3,449	3,005
Other liabilities	150	496
Total accrued expenses and other liabilities	$23,667	$27,781

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 8. Shareholders’ Equity
Ordinary Shares

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of December 31, 2021, the Company has not declared any dividends.

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

As of December 31, 2021, the Company’s issued capital share consisted of 90,907,830 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) one C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.
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
April 2019 public offering
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

January 2020 public offering
On January 27, 2020, the Company completed an underwritten public offering of 7,250,000 ADSs representing 7,250,000 ordinary shares, at a public offering price of $11.00 per ADS.  Aggregate net proceeds to the Company, after underwriting discounts, were $74.0 million.
February 2021 public offering
On February 12, 2021, the Company completed an underwritten public offering of 14,285,715 ADSs, which includes the full exercise by the underwriters to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $106.9 million.
Open Market Sale Agreement

In September 2020, the Company entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which the Company may, at its option, offer and sell ADSs having an aggregate offering price of up to $100.0 million from time to time through Jefferies, acting as sales agent. Any such sales made through Jefferies can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the year ended December 31, 2021, the Company issued an aggregate of 3,787,972 ADSs under the Sales Agreement for net proceeds, after underwriting discounts and offering expenses of $29.6 million.
Blackstone Securities Purchase Agreement

On November 6, 2021, pursuant to the Blackstone Securities Purchase Agreement, the Company sold 17,985,611 ADSs, representing 17,985,611 ordinary shares, at a private placement price of $5.56 per ADS to Blackstone resulting in gross proceeds of $100 million. received aggregate net proceeds of $98.0 million, after offering expenses. In addition, the total shared transaction costs of $1.7 million, relating to the Blackstone Agreement have been allocated to the three units of accounting on a relative fair value basis. The Company allocated $91.6 million of the net proceeds, relating to the issuance of ADSs, after deducting direct and allocated shared transaction costs to equity.

Note 9. Share Based Compensation
In February 2017, the Company’s board of directors adopted the 2017 Share Option Plan, or the 2017 Plan. The 2017 Plan was set to expire on February 21, 2027. The 2017 Plan provided for the grant of potentially tax-favored Enterprise Management Incentives, or EMI, options to the Company's U.K. employees and for the grant of options to its U.S. employees.
In June 2018, as part of the Company's reorganization and IPO, the Company’s board of directors and shareholders approved the 2018 Equity Incentive Plan, or the 2018 Plan. The initial maximum number of ordinary shares that may be issued under the 2018 Plan was 3,281,622. This number consists of 3,025,548 new ordinary shares and 256,074 ordinary shares that would have otherwise remained available for future grants under the 2017 Plan. The number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30th of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. The updated maximum number of ordinary shares that may be issued under the 2018 Plan is 11,443,279 as of December 31, 2021. The total Shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs. No more than 14,000,000 shares may be issued under the 2018 Plan upon the exercise of incentive share options.
Options granted under the 2018 Plan and 2017 Plan, as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three-years, unless the award contains specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three-years.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Options granted under the 2018 Plan and 2017 Plan generally expire ten-years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule.

Share Option Valuation
The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31,
	2021	2020	2019
Expected option life (years)	5.27 to 6.08	5.27 to 6.08	5.27 to 6.08
Risk-free interest rate	0.62% to 1.34%	0.31% to 1.66%	1.39% to 2.66%
Expected volatility	80.05% to 82.03%	76.38% to 81.45%	72.30% to 76.22%
Expected dividend yield	0%	0%	0%

Share Options
The table below summarizes activity for the years ended December 31, 2021 and 2020.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	5,936,239	$17.71	9.02	$11,873
Granted	474,225	11.61	—	—
Exercised	(115,194)	4.07	—	—
Forfeited	(683,841)	20.06	—	—
Outstanding as of December 31, 2020	5,611,429	17.19	7.96	4,262
Granted	4,155,375	7.11	—	—
Exercised	(196,069)	0.64	—	—
Forfeited	(1,798,280)	17.12	—	—
Outstanding as of December 31, 2021	7,772,455	$12.24	8.30	$1,007
Exercisable as of December 31, 2021	3,001,834	17.33	7.10	1,007
Vested and expected to vest as of December 31, 2021	7,772,455	$12.24	8.30	$1,007
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s underlying ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s underlying ordinary shares.

The weighted average grant-date fair value of share options granted was $4.91, $7.82 and $10.07 per option for the years ended December 31, 2021, 2020 and 2019 respectively.

    As of December 31, 2021, the total unrecognized compensation expense related to unvested share options without performance conditions was $10.8 million, which the Company expects to recognize over a weighted average vesting period of 3.26 years.
During the year ended December 31, 2021, the Company granted 1,602,500 share options with performance conditions related to specified clinical milestones of which 222,500 share options with performance conditions were forfeited. During the year ended December 31, 2021, 80,000 of these share options were modified to remove the performance conditions, thereby accelerating the vesting, and related expense, in the current period.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

As of December 31, 2021, a performance condition was determined to be probable and therefore $1.4 million share based compensation expense was recognized for the year ended December 31, 2021. As at December 31, 2021, the total unrecognized compensation expense related to unvested share options with performance conditions was $6.7 million, which the Company expects to recognize over a weighted average vesting period of 2.87 years.
Restricted Ordinary Shares
The assumptions (Note 2) used in the Black Scholes option pricing model to determine the fair value of the ordinary shares for the following dates are as follows:

	March 2, 2016	April 26, 2017	September 25, 2017	March 31, 2018	May 31, 2018
Expected term	2.8 years	1.2 years	0.8 years	1.8 years	1.8 years
Risk-free interest rate	1.0%	1.0%	1.3%	2.1%	2.1%
Expected volatility	73.2%	76.6%	71.0%	71.0%	71.0%
Expected dividend yield	0%	0%	0%	0%	0%

A summary of the changes in the Company’s restricted ordinary shares during the years ended December 31, 2021 and 2020 are as follows and reflect the conversion of ordinary shares in the current and previous years.

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2019	314,744	$4.22
Granted	—	—
Vested	(222,392)	4.24
Forfeited	(1,969)	4.44
Unvested and outstanding at December 31, 2020	90,383	4.17
Granted	—
Vested	(90,383)	4.17
Forfeited	—
Unvested and outstanding at December 31, 2021	—	$—
As of December 31, 2021, there was no unrecognized compensation expense.

Restricted Stock Units

A restricted stock unit (“RSU”) award represents the right to receive one of the Company’s ADSs upon vesting of the RSU. The fair value of each RSU award is based on the closing price of the Company’s ADSs on the date of grant. The Company historically granted RSU awards with service conditions that vest over a three-year service period with 50% of the award vesting one-and-half years from grant date and the remaining 50% of the award vesting at the end of the third year. In January 2021, the Company awarded RSU awards that contained a performance condition based on a condition related to a specified clinical milestone. In March 2021, the Company awarded RSU awards with service conditions that vest over a four-year service period with 25% on the first anniversary of the grant date, and the balance vesting quarterly over the remaining three-years. In July 2021, the Company awarded RSU awards with service conditions that vest over a two-year period with 100% of the award vesting on the second anniversary of the grant date.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

The following is a summary of RSU activity for the 2018 Plan for the years ended December 31, 2021 and 2020, respectively:

	Number of restricted units	Weighted average grant date fair value
Unvested and outstanding at December 31, 2019	500,000	$12.09
Granted	—	—
Vested	—	—
Forfeited	(85,000)	12.09
Unvested and outstanding at December 31, 2020	415,000	12.09
Granted	1,215,650	8.27
Vested	(204,500)	11.49
Forfeited	(336,500)	10.22
Unvested and outstanding at December 31, 2021	1,089,650	$8.63
As of December 31, 2021, there was $1.0 million of unrecognized compensation costs related to unvested RSUs without performance conditions, which are expected to be recognized over a weighted average period of 1.76 years.

During the year ended December 31, 2021, the Company awarded an aggregate of 1,215,650 RSU awards with a performance condition related to a specified clinical milestone and an aggregate of 150,000 RSU awards with performance conditions were forfeited. 40,000 of these RSU awards were modified to remove the performance conditions, thereby accelerating the vesting, and related expense, in the current financial year. During the year ended December 31, 2021, 41,125 RSU awards vested however, were not issued as of December 31, 2021, and as such are not included in the Company's outstanding shares at December 31, 2021.

As of December 31, 2021, a performance condition was determined to be probable and accordingly, $4.4 million compensation costs was recognized. As of December 31, 2021, the total unrecognized compensation expense related to unvested RSU awards with performance conditions was $2.8 million, which the Company expects to recognize over a weighted average vesting period of 1.54 years.

Share-based compensation expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Research and development	$5,241	$12,992	$17,761
General and administrative	4,696	7,115	12,451
Capitalized to fixed assets	—	(86)	174
Total share-based compensation expense	$9,937	$20,021	$30,386

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 10. Warrants

On November 6, 2021, in connection with the Blackstone Agreement, pursuant to the Blackstone Warrant, the Company issued Blackstone a warrant to purchase up to 3,265,306 ADSs representing 3,265,306 of the Company's ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026.

The Blackstone Warrant’s mechanism does not create any obligation to transfer cash to the investor but a fixed amount of ordinary shares upon exercise. Therefore, the Company accounts for the Blackstone Warrant as equity-classified instruments (as part of additional paid in capital), based on an assessment of the applicable U.S. GAAP authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability or whether the warrants meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own shares, among other conditions for equity classification. The Blackstone Warrant had a relative fair value of approximately $10.0 million.

The fair value of each Blackstone Warrant issued is estimated on the date of issuance using the Black-Scholes option pricing model. The Company’s assumptions used in connection with the Blackstone Warrant issued during the period covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:

Expected volatility.  The Company lacks company-specific historical and implied volatility information for our ADSs for expected terms greater than 3.5 years. Therefore, the Company uses a combination of the historical volatility of its ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as the Company has adequate historical data regarding the volatility of its own traded security price.
Expected term.  The expected term of the Company’s warrants has been determined utilizing the contractual term of the warrants.

Risk-free interest rate.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of granting of the warrant for time periods that are approximately equal to the expected term of the award.
Expected dividend.  Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Fair value of ordinary shares.   The fair value of each ordinary share was based on the closing price of the Company's publicly traded ordinary shares as reported on date of issuance.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrants granted to Blackstone as at November 6, 2021 were as follows:

Year Ended December 31,
2021
Expected warrant life (years)	5
Risk-free interest rate	1.04%
Expected volatility	80.23%
Expected dividend yield	0%

The Company determined the initial fair value of Blackstone Warrant using the Black Scholes Option pricing model to be $10.7 million.

The Company determined the relative fair value of the Blackstone Warrant using the relative fair value method to be $10.0 million. As a result, the Company recorded a discount on the Blackstone Collaboration Agreement of $3.6 million and applied as an offset to additional paid-in capital an amount of $6.4 million related to the issuance of the Company’s ordinary shares (see Note 8) in connection with the Blackstone Securities Purchase Agreement. The amount recorded as a discount to the Blackstone Collaboration Agreement is being amortized over the term of the collaboration agreement using the effective interest method (see Note 13).

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 11. License Agreements
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

Additionally, the Company may be obligated to make payments to UCLB under the amended and restated License upon the initiation of certain clinical activities in an aggregate amount of £0.18 million, the receipt of specified regulatory approvals in an aggregate amount of £37.5 million, the start of commercialization in an aggregate amount of £18.0 million, and the achievement of net sales levels in an aggregate amount of £51.0 million, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technologies. On a per-product basis, these milestone payments range from £1.0 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

ModernaTX, Inc.

On June 22, 2021, the Company entered into a Research, Option and License Agreement (the “Agreement”) with ModernaTX, Inc. (“Moderna”), pursuant to which the Company granted to Moderna an exclusive research license to perform research and pre-clinical development activities relating to target sequences generated using the Company's proprietary technology. For further details of the Agreement with Moderna, see Note 3, "Revenue" for further details.
Note 12. Income Taxes
The Company recorded an income tax benefit of $23.9 million, $24.2 million and $15.2 million, for the years ended December 31, 2021, 2020 and 2019, respectively.

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rates is as follows (in thousands):

	Year ended December 31,
	2021	2020	2019
Net loss before taxes	$(165,988)	$(166,257)	$(139,008)
U.K. statutory tax rate	19.0%	19.0%	19.0%
Income tax benefit at U.K. statutory tax rate	(31,580)	(31,589)	(26,411)
Tax incentives / credits	(24,023)	(23,076)	(16,312)
Non-deductible expenses	302	797	4,048
Adjustments in respect of prior years	233	(1,088)	96
Operating losses	28,497	28,672	21,643
Tax on property, plant, equipment and intangibles	935	547	267
Other, net	1,727	1,552	1,510
Foreign rate differential	17	22	$—
Total income tax benefit	$(23,892)	$(24,163)	$(15,159)
Current income tax benefit	(23,782)	(22,819)	(14,749)
Deferred income tax benefit	(110)	(1,344)	(410)

Effective rate of income tax	14.4%	14.5%	10.9%
The effective tax rates in the above table for the years ended December 31, 2021, 2020 and 2019, is lower than the main rate of U.K. tax primarily due to administration of the U.K. research and development tax credit, which is included within the tax incentive/credits line in the table above.
Deferred tax assets and liabilities consisted of the following at December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Deferred tax assets:
Other differences	$10,909	$14,135
Tax losses	69,642	40,221
Fixed assets	6,779	3,934
Total deferred tax assets	87,330	58,290
Valuation allowances	(85,465)	(56,536)
Net deferred tax asset (liability)	$1,865	$1,754

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Deferred tax assets resulting from loss carryforwards, fixed assets and retirement benefits, with total deferred tax assets increasing by $0.1 million in 2021. The Company has recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The $1.9 million deferred tax asset balance is related to the Company's U.S. entity.
At December 31, 2021, the Company had U.K. trading losses carryforward of $278.6 million. These losses are carried forward indefinitely under local law, but are subject to numerous utilization criteria and restrictions.
As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. The Company recorded valuation allowances in the amounts of $85.5 million and $56.5 million at December 31, 2021 and 2020, respectively.

Note 13. Liability related to sales of future royalties and sales milestones, net

Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay the Company up to $150 million to support the continued development of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. The first $50 million has been paid by Blackstone as an upfront payment and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”). The Company allocated the consideration and issuance costs on a relative fair value basis to the Collaboration Agreement, securities purchased and warrants issued to Blackstone which resulted in the Blackstone Collaboration Agreement being initially recognized at $46.4 million (relative fair value net of issuance costs of $45.9 million.)
In exchange for the Blackstone Development Payments, the Company agreed to make payments to Blackstone (the “Revenue Share Payments”) equal to a mid-single digit royalty, subject to the Aggregate Cap (as defined in the Blackstone Collaboration Agreement) on payments under the Blackstone Collaboration Agreement, based on net sales anywhere in the world of (i) Collaboration Products in B-cell malignancies, (ii) subject to certain conditions set forth in the Blackstone Collaboration Agreement, our CD19 and CD22 CAR T cell investigational therapy product candidate known as AUTO3 in B-cell malignancies, and (iii) certain Collaboration Products to the extent developed or commercialized in indications other than a B-cell malignancy (“Obe-cel Franchise Products”). The Company are also obligated to make payments (the “Sales Milestone Payments”), subject to the Aggregate Cap, if certain cumulative net sales levels are achieved.

The Company, and all of its subsidiaries have provided, and all of its future subsidiaries will provide, a guaranty to Blackstone of its obligations under the Blackstone Collaboration Agreement. In addition, the Company has granted a security interest in Autolus Limited to Blackstone in (a) intellectual property that is necessary or useful for the development, manufacture, use, commercialization, import, or export of Collaboration Products (the “Autolus IP Collateral”), (b) a segregated and blocked cash collateral account that will be established following regulatory approval of any Collaboration Product, solely for the purpose of receiving remittance of Revenue Share Payments and Sales Milestone Payments and disbursement thereof to Blackstone as provided in the Blackstone Collaboration Agreement, (c) a segregated cash collateral account established solely for the purpose of receiving Blackstone Development Payments and disbursing them for use by the Company in accordance with the terms of the Blackstone Collaboration Agreement, (d) all assets or property of the Company related to or arising from the Collaboration Products in any B-cell malignancy or the Obe-cel Franchise Products in any indication other than a B-cell malignancy, and (e) all proceeds and products of each of the foregoing (collectively referred to as the “Collateral”). The security interest will be maintained until the earlier of (i) such time at which cumulative payments made by the Company under the Blackstone Collaboration Agreement equal $150 million and (ii) the first commercial sale in the United States of obe-cel or any other Lead Product (as defined in the Blackstone Collaboration Agreement) selected to replace obe-cel following a Program Failure (as defined in the Blackstone Collaboration Agreement) (such time, the “Release Time”).

The Blackstone Collaboration Agreement contains negative covenants that restrict the Company from, among other things, (a) granting liens or otherwise encumbering its assets that constitute Collateral, (b) paying dividends or making distributions on account or, or redeeming, retiring or purchasing any capital stock, (c) other than certain permitted licensing transactions, transferring to third parties rights to commercialize any Collaboration Product or the Autolus IP Collateral anywhere in the world and (d) selling, transferring or assigning any rights to receive payments of royalties, returns on net sales, revenue share or other compensation or license fees with respect to a Collaboration Product in a B-cell malignancy and/or Obe-cel Franchise Product in any indication other

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

than a B-cell malignancy. Each of the negative covenants is subject to exceptions and carve outs set forth in the Blackstone Collaboration Agreement. The negative covenants will fall away upon the Release Time.

Termination of the Blackstone Collaboration Agreement by Blackstone due to certain breaches of the Blackstone Collaboration Agreement or other actions by the Company will require the Company to make liquidated damage payments to Blackstone in excess of the Blackstone Development Payments.

The Company has accounted for the Blackstone Collaboration Agreement as a liability primarily because the Company has significant continuing involvement in generating the royalty stream. If and when obe-cel is commercialized and royalties become payable, the Company will recognize the portion of royalties paid to Blackstone as a decrease to the Collaboration Agreement liability with a corresponding reduction in cash.

The carrying amount of the Blackstone Collaboration Agreement liability is based on the Company’s estimate of the future royalties and sale milestones to be paid to Blackstone over the life of the arrangement as discounted using an effective interest rate. The excess of future estimated royalty and sale milestone payments over the $45.9 million of allocated proceeds, less issuance costs, is recognized as non-cash interest expense using the effective interest method. The imputed rate of interest on the unamortized portion of the Blackstone Collaboration Agreement liability was approximately 15.80% as of December 31, 2021.

On a quarterly basis, the Company will assess the amount and timing of expected royalty and sale milestone payments using a combination of internal projections and forecasts from external sources. To the extent such payments are greater or less than its initial estimates or the timing of such payments is materially different than its original estimates, the Company will adjust the amortization of the Blackstone Collaboration Agreement liability and the effective interest rate using the catch-up method.

There are a number of factors that could materially affect the amount and timing of royalty and milestone payments, most of which are not within the Company’s control. The Blackstone Collaboration Agreement liability is recognized using significant unobservable inputs, which are classified as a Level 3 Fair Value input. These inputs are derived using internal management estimates developed based on third party data and reflect management’s judgements, current market conditions surrounding competing products, and forecasts. The significant unobservable inputs include the estimated patient population, estimated selling price, estimated peak sales and sales ramp, the expected term of the royalty stream, timing of the expected launch and its impact on the royalty rate as well as the overall probability of a success. A significant change in unobservable inputs could result in a material increase or decrease to the effective interest rate of the Blackstone Collaboration Agreement liability.

Changes to the Blackstone Collaboration Agreement liability related to the sale of future royalties and sales milestones are as follows (in thousands):

Year Ended December 31,
2021
Beginning balance	$—
Initial liability related to the sale of future royalties and sales milestones, net of issuance costs	45,923
Non-cash interest expense on liability related to sale of future royalties and sales milestones	1,093
Ending Balance	$47,016

Note 14. Leases

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Variable executory costs, as it relates to net leases, are excluded from the calculation of the lease liability. Variable executory costs include costs relating to utilities, repairs, maintenance, insurance, common area expenses, and taxes paid for the leased asset during its economic life. The Company expenses the variable lease payments in the period in which it incurs the obligation to pay such variable amounts and will be included in variable lease costs in the leases footnote disclosure. These variable lease payments are not included in the Company's calculation of its right-of-use assets or lease liabilities.

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
The Company leased space at Forest House from Imperial Limited under a ten-year lease, the term of which commenced in September 2015. As of December 31, 2021, and 2020, the Company leased space at this location from Imperial (Forest House) Limited under a ten-year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a fifteen months period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease with a concurrent term through August 2025. The Company and the landlord has the option to early terminate both leases in September 2020 and the landlord has the option to give notice to terminate the lease from September 2020 onward. The Company has measured its right-of-use assets and lease liabilities based on lease terms ending in September 2025. The landlord exercised its option to give notice in September 2020 to terminate the Forest House lease and pay the Company a break-lease payment fee in September 2021. The Company recorded a $1.3 million gain upon the notice of lease termination and lease incentive receivable of $1.2 million in the third quarter of 2020. The Company did not have a lease incentive receivable as of December 31, 2021. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.
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
In June 2018, the Company signed a binding letter of intent to enter into a lease for office and laboratory space at the MediaWorks in White City, London. The letter of intent required the Company to enter into a ten-year lease provided that the landlord completed the required leasehold improvements described in the agreement. Once the leasehold improvements were completed the Company executed a lease agreement with Whitewood Media Village GP Limited and Whitewood Media Village Nominee Limited to lease the fifth floor of MediaWorks including laboratory space. The Company has the option to terminate the lease in November 2026. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The lease agreement includes an option to lease additional space. In August 2021, MediaWorks became the Company's main corporate headquarters. The lease term is nine years and eleven months with an eighteen month rent free period at the beginning of the lease term. As of December 31, 2021 and 2020 the Company capitalized $3.0 million and $6.7 million as leasehold improvements, respectively.
In September 2018, the Company signed a binding letter of intent to enter into a lease for manufacturing space in Enfield, United Kingdom. The letter of intent required the Company to enter into a fifteen-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The Company executed lease agreements for three manufacturing space units, each for fifteen-year lease terms. The leases commenced in February 2019 with option to terminate the lease in February 2029.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The Company reduced the right-of-use asset and lease liability based on the contractual option termination date. The Company expensed $4.1 million of leasehold improvements from assets under construction as of December 31, 2019 as a result of discontinuing the fit-out of the manufacturing facility. In March 2021, the Company surrendered one of the units. Upon the surrender, the Company recognized a $0.1 million gain in other (expense) income after recognizing a termination fee of $0.2 million. The Company has no further obligations for the surrendered unit and the right of use asset and lease liability which were recorded for this unit have been written off in the period. During the three months ended December 31, 2021, the Company sub-leased two of the units to two third parties over lease terms from October, 2021 to February 2029 and October 2026, respectively. The rental income of less than $0.1 million has been offset against General and Administration expenses. The sub-leases have been classified as operating leases. The Company also received $0.1 million in rental deposits, arising from the sub-lease agreements which have been classified as restricted cash. The Company is actively seeking to sub-lease or assign the lease arrangements relating to the final unit to a third party. The Company completed an asset impairment analysis of the right-of-use lease concluding the undiscounted cash flows exceeded the carrying value as of December 31, 2021.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The Company then terminated the sublease in February 2020 and immediately entered into a five-year lease for the same space with the landlord. As a result of the sublease termination, the Company recognized a $0.2 million gain in other (expense) income in the three months ending March 31, 2020. The lease related to this facility is classified as an operating lease. The Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a lease provided that the landlord completed the required leasehold improvements described in the agreement. The lease commenced in August 2020 for a term through June 2036. In March 2021, the Company announced plans to move the site of its global launch of manufacturing capacity to the United Kingdom from the United States. As a part of this strategy, the Company entered into a termination agreement with the landlord of its Rockville, Maryland property to terminate the lease for office and manufacturing space. As a result, the Company recognized a $2.0 million termination fee gain from the landlord, a $2.3 million gain from the removal of the leased right of use asset and corresponding lease liability, and expensed $2.4 million of leasehold improvements for the year ended December 31, 2021 within other expense (income). The $2.0 million termination fee was received from the landlord in April 2021.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

The following table shows the lease balance sheet classification of leases for the years ended December 31, 2021 and 2020 (in thousands):

	As of December 31,
	2021	2020
Assets
Operating lease right-of-use assets, net of accumulated amortization	$18,775	$51,637

Liabilities
Current
Operating lease liabilities, current	4,453	3,590
Non-current
Operating lease liabilities, non-current	16,545	50,571
Total lease liabilities	$20,998	$54,161

The following table shows the lease costs for the years ended December 31, 2021 and 2020 (in thousands):

		Year ended December 31,
Lease costs	Statement of Operations Classification	2021	2020
Operating lease costs	Operating expenses: research and development	$4,801	$5,266
Variable costs	Operating expenses: research and development	1,144	1,212
Short term lease costs	Operating expenses: research and development	193	282

Operating lease costs	Operating expenses: general and administration	1,178	1,380
Variable costs	Operating expenses: general and administration	147	270
Short term lease costs	Operating expenses: general and administration	12	—
Total lease costs		$7,475	$8,410

	Year ended December 31,
Other information	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases (in thousands)	$4,619	$4,896
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$(38,335)	$30,786

Weighted-average remaining lease term - operating leases (in years)	5.80 years	11.20 years
Weighted-average discount rate - operating leases	7.15%	9.00%

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Future fixed payments for non-cancellable operating leases in effect as of December 31, 2021 are payable as follows:

Operating Leases
Maturity of lease liabilities for the years ending December 31,	(in thousands)
2022	$5,776
2023	4,915
2024	4,230
2025	2,981
2026	2,748
Thereafter	4,780
Total Lease Payments	25,430
Less: Imputed interest	(4,432)
Present value of lease liabilities	$20,998

Sub-lease Agreements
In October 2021, the Company entered into separate two sub-lease agreements with two third parties for two manufacturing spaces in Enfield which is currently leased by the Company. The annual lease payments to be received for each of sub-leased units is $97,000 and $109,000, over lease terms from October, 2021 to February 2029 and October 2026, respectively. The Company received $127,000 in rental deposits, arising from the sub-lease agreements which have been classified as restricted cash as of December 31, 2021. Both sub-leases have been classified as operating leases. The Company will recognize the sub-lease payments on a straight line basis from the commencement of the sub-lease agreements
The following table shows the sub-lease rental income for the years ended December 31, 2021 and 2020 (in thousands):

		Year ended December 31,
Sub-lease rental income	Statement of Operations Classification	2021	2020
Sub-lease rental income	Operating expenses: general and administration	49	—
Total sub-lease rental income		$49	$—

Future fixed receipts for non-cancellable operating sub-leases in effect as of December 31, 2021 are receivable as follows:

Operating Leases
(in thousands)
2022	$243
2023	278
2024	278
2025	278
2026	217
Thereafter	244
Total lease payments receivable	$1,538

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 15. Commitments and Contingencies
License Agreement
The Company has entered into an exclusive license agreement, as amended, with UCLB (see Note 11). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2021, there were no other milestones for which the likelihood of achievement was probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2021.
Leases

Lease payments under operating leases as of December 31, 2021 and information about the Company’s lease arrangements are disclosed in Note 14, "Leases".

Blackstone Strategic Collaboration and Financing Agreement
Refer to Note 13, "Liability related to sales of future royalties and sales milestone, net" for further details to the Blackstone Collaboration Agreement.
Note 16. Employee Benefit Plans and Severance Plan

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company expensed $1.6 million, $1.3 million and $1.0 million, in the years ended December 31, 2021, 2020 and 2019, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code subsequent to September 30, 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to four percent of the employee’s annual salary. The Company expensed $0.3 million, $0.3 million and $0.2 million in contributions in the years ended in the years ended December 31, 2021, 2020 and 2019, respectively. The Company pays all administrative fees related to the Plan.

During January 2021 there was a restructuring program executed by the Company leading to a reduction in workforce and resulting in a corresponding severance charge of $1.2 million which has been presented on proportionate basis with research and development expenses and general and administration expenses.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 17. Related party transactions

Blackstone Agreements
On November 6, 2021, the Company concurrently entered into the Blackstone Agreements. Subsequent to the execution of the Blackstone Agreements, Blackstone became a related party as Blackstone owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, Blackstone received the right to nominate one director to the board of directors of the Company.
Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay the Company up to $150 million to support the continued development of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. The first $50 million has been paid by Blackstone as an upfront payment and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”).
As at December 31, 2021, the carrying amount of the Blackstone Collaboration Agreement liability was $47.0 million which included non-cash interest of $1.1 million. Refer to Note 13, "Liability relating to the sale of future revenue, net" for further details.
In addition, pursuant to the Securities Purchase Agreement, the Company sold 17,985,611 ADSs representing 17,985,611 ordinary shares of the Company to Blackstone at a price of $5.56 per ADS, for gross proceeds of $100.0 million. Aggregate net proceeds to the Company after commission fees and issuance costs, were $98.0 million.

Pursuant to the Blackstone Warrant, the Company issued Blackstone a warrant to purchase up to 3,265,306 ADSs representing 3,265,306 of the Company's ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026.

Syncona Portfolio Limited

Syncona Portfolio Limited is a related party as Syncona Portfolio Limited owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, the chief executive officer of the ultimate parent company of Syncona Portfolio Limited is also member of the board of directors of the Company.

In our January 2020 public offering, Syncona Portfolio Limited purchased 1,363,636 ADSs. This purchase was made through the underwriters at the public offering price.

In the Company's February 2021 public offering, Syncona Portfolio Limited purchased 3,571,428 ADSs. This purchase was made through the underwriters at the public offering price.

Entities affiliated with Syncona
In September 2020, the Company entered into a license agreement with an investee company of Syncona Portfolio Limited, a holder of more than 10% of the Company's share capital. This agreement generated $242,000 of license revenue which is recognized in the Consolidated Statement of Operations for the year ended December 31, 2020. There was no license revenue recognized relating to the investee of Syncona Portfolio Limited for the year ended December 31, 2021.

Note 18. Subsequent Events

    The Company evaluated subsequent events through March 10, 2022 the date on which these financial statements were issued.