Form 20-F
period 2022-12-31
Autolus Therapeutics plc
filed 2023-03-07
CIK 1730463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM	20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, nominal value $0.000042 per share: 173,074,510 as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
All references in this Annual Report on Form 20-F, or the Annual Report, to “Autolus,” the “company,” “we,” “us” and “our” refer to Autolus Therapeutics plc and its consolidated subsidiaries, except where the context otherwise requires.

"AUTOLUS" is our registered trademark. All other brand names and service marks, trademarks and other trade names appearing in this Annual Report are the property of their respective owners.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statement data as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.
All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of December 31, 2022 have been translated into U.S. dollars on the last business day of our fiscal year ended December 31, 2022, using the exchange rate of £1.00 = $1.2090. All pound sterling amounts for the year ended December 31, 2022 have been translated into U.S. dollars using the average annual exchange rate £1.00 = $1.2374. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

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
•the impacts of public health crises like the coronavirus 2019, or COVID-19, and its effects on our operations and business, including interruption of key clinical trial activities, such as clinical trial site monitoring, access to capital, and potential disruption in the operations and business of third-party manufacturers, clinical sites, contract research organizations, or CROs, other service providers and collaborators with whom we conduct business;
•the impact of the ongoing war between Ukraine and Russia;
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
•General market conditions and macroeconomic trends, including those driven by geopolitical tension, supply chain disruptions, market volatility, inflation, and fluctuations in foreign currency exchange rates, among other factors, could materially and adversely affect our business, results of operations and financial condition.
•Failure or perceived failure to comply with existing or future laws, regulations, contracts, self-regulatory schemes, standards, and other obligations related to data privacy and security (including security incidents) could harm our business. Compliance or the actual or perceived failure to comply with such obligations could increase the costs of our products, limit their use or adoption, and otherwise negatively affect our operating results and business.
Risks Related to Our Financial Position and Need For Capital
We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.
We are a clinical-stage biopharmaceutical company with a limited operating history, and we have incurred significant net losses since our inception in 2014. We have incurred losses of $148.8 million, $142.1 million and $142.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $670.2 million. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including American Depositary Shares, or ADSs, and strategic financing.
We have no products approved for commercial sale, and while we have generated a small amount of revenue from licensing, we are devoting substantially all of our financial resources and efforts to research and development of our programmed T cell product candidates as well as to building out our manufacturing infrastructure and T cell programming technologies. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

We expect that it could take several years until any of our product candidates receive marketing approval and are commercialized, and we may never be successful in obtaining marketing approval and commercializing product candidates. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:
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
•make required milestone payments to Adaptive Biotechnologies Corporation, or Adaptive, under our agreement relating to the use of a proprietary assay to analyze patient samples;
•make required sales milestone and royalty payments to BXLS V - Autobahn LP, or Blackstone, under our collaboration and financing agreement relating to obe-cel, our lead product, and other collaboration products for B cell malignancies;
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
To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, preparing a satisfactory filing package for regulatory authorities, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.
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
Since our inception, we have devoted substantially all of our resources to fund the operating expenses and capital expenditure requirements associated with the research and development of our product candidates. These programs are described in greater detail under the heading “Our Pipeline” in the section titled “Business Overview” of this Annual Report. Our current funding may only be sufficient to fund obe-cel through initial commercial launch, assuming certain timelines on successful regulatory approval, and we will need to raise additional capital to reach profitability as well as to complete the development and commercialization of our other programmed T cell product candidates, and in connection with our continuing operations, strategy and other planned activities. Our future capital requirements will depend on many factors, including:
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
Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for up to two years in the case of our existing lead program and, with respect to other pipeline programs, up to several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. For example, in December 2022, we issued approximately 81.9 million ADSs in an underwritten public offering. Although these securities did not include preferential terms, they resulted in dilution for existing shareholders. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions.

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

We have established clinical proof-of-concept for only one of our product candidates. There is no assurance that our current or any other future clinical trials of our product candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, including the European Medicines Agency, or EMA, for any of our product candidates. In order to commence a clinical trial in the United States, we must submit an Investigational New Drug application, or IND, to the FDA and have the IND application go into effect. Trials in the United States must be conducted pursuant to an active IND. An investigator may not administer an investigational new drug to human subjects until the IND application goes into effect. Similar requirements apply to our conduct of trials in the United Kingdom and European Union. We are sponsoring active, recruiting clinical trials for two of our product candidates, obe-cel (AUTO1), and AUTO4. We are also collaborating with our academic partner University College London to support clinical trials sponsored by them of our product candidates (AUTO1/22, AUTO6NG and AUTO8). In addition, patients who have received an investigational product developed by us will be evaluated for long-term safety and disease response in a long-term follow-up protocol. There can be no assurance that the FDA, EMA or other regulatory agencies will permit any future clinical trial application to go into effect in a timely manner or at all.
U.S. and EU regulations require parties seeking regulatory approval for product candidates in adult indications to define a development plan for such candidate in pediatric indications, commonly referred to as a Pediatric Study Plan, or PSP, in the U.S. and a Pediatric Investigational Plan, or PIP, in the European Union. Similar requirements apply in other jurisdictions. If these requirements are not met, a submission for marketing authorization cannot be submitted. A pediatric development plan must be approved by U.S., EU and other regulators, and the conduct of the respective pediatric studies, typically in parallel with the adult clinical development, must be conducted in the time frame described in the plan. Failure to comply with these requirements can lead to penalties and reputational damage. There can be no assurance that the FDA, EMA or other regulatory agencies will permit a pediatric development plan to go into effect in a timely manner, or at all. If we are unable to agree upon appropriate pediatric development plans with these regulatory agencies, or if we are unable to perform the activities described in an agreed plan, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.
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
•establishing pediatric development plans with respect to product candidates for which we seek regulatory approval;
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
We have concentrated our research and development efforts on our T cell technology platform using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our programmed T cell product candidates. We do not currently have any approved or commercialized products. Some of our product candidates employ a dual-targeting mechanism. By targeting two separate antigens on the cancer cell surface, we believe these product candidates have the potential to improve durability of treatment response and reduce the frequency of cancer relapse as compared to other currently available single-targeting T cell therapies. AUTO4, our product candidate for the treatment of T-cell lymphoma, employs a novel approach to killing malignant T cells that aims to preserve approximately half of the normal, healthy T cells. Some of our product candidates include a “safety switch” that is designed to allow for the elimination of the engineered T cells if a patient experiences severe adverse side effects from the treatment. However, this “safety switch” technology has not been activated to date in our clinical studies, and we do not know whether it would have the intended effect if used. Additionally, as with other targeted therapies, off-tumor or off-target activity could delay development or require us to re-engineer or abandon a particular product candidate. Because programmed T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
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
    We do not have any products that have gained regulatory approval. Our business is substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize our programmed T cell product candidates. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in countries outside of the United States without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the European Commission in Europe (granted on the basis of a positive opinion from the Committee for Medicinal Products for Human Use of the EMA and commonly referred to as EMA approval). Additionally, to file for licensure in any jurisdiction outside of the UK we must first receive GMP certification from the MHRA. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies, that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate. The obe-cel Regenerative Medicine Advanced Therapy (RMAT) designation was submitted to FDA in February 2022 and was granted in April 2022. Similarly, in the UK, Autolus utilized the MHRA Innovative Licensing and Access Pathway (ILAP) and applied for ‘innovative medicine’ designation (Innovation Passport) which allows for fast track regulatory approval. The UK ILAP designation in r/r adult B-ALL was granted in June 2021. Additionally, EMA PRIME designation in r/r B-ALL was obtained in March 2021. Moreover, Orphan Designation in B-ALL was granted by the FDA in November 2019 and by the EMA in March 2022. To date, we have had only limited interaction with the FDA, MHRA and the EMA regarding our product candidates. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, MHRA, the EMA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates.
The time required to obtain approval by the FDA, MHRA, the EMA and other regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.
Our product candidates could fail to receive regulatory approval from the FDA, MHRA, the EMA or other regulatory authorities and, consequently, fail to achieve suitable commercial success for many reasons, including:
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
•failure to receive timely handover of our planned commercial launch facility to enable on-time completion of all operational qualification activities;
•failure to achieve timely acceptance of Technical Transfer and Performance Qualification of our commercial manufacturing facility;
•augmentation of the requirements to satisfy facility qualification or licensure submission by the regulating authorities, thus delaying time to submission and licensure of;

•failure to achieve a competitive value proposition in terms of product release specifications and our vein-to-vein delivery time;
•failure to achieve approval of state of the art in-process and release assays critical to optimizing intent to treat and achieving a competitive vein to vein time;
•failure to have adequate funding to sustain the full complement of staff required to facilitate targeted product launch volumes;
•changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval; or
•lack of adequate funding to complete a clinical trial in a manner that is satisfactory to the applicable regulatory authority.
The FDA, the EMA or a comparable regulatory authority may require more information, including additional preclinical or clinical data to support approval, including data that would require us to perform additional clinical trials or modify our manufacturing processes, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we change our manufacturing processes or manufacturing facilities, we may be required to conduct additional clinical trials or other studies, which also could delay or prevent approval of our product candidates. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer indications than we request (including failing to approve the most commercially promising indications) or for different indications from those obtained in other territories, may limit indications, may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing commitments, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Furthermore, the indication granted by health authorities may vary from region to region, which may impair our commercialization plans. Finally, even with licensures in the relevant regions we initially do not have production redundancy. Due to this, we are at higher risk of supply disruptions to regional factors that could impair our supply chains. Examples of this could be expanding conflict in Eastern Europe and volcanic eruption in Iceland which has the potential to ground air traffic for weeks.
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
Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. For example, we have treated only a small number of patients in some of our ongoing clinical trials. For that reason, we do not know whether these candidates will be effective for the intended indications or safe in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. This failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.
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
•the size and nature of the patient population required for analysis of the trial’s primary and secondary endpoints;
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
•the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment; and
•other public health factors, including the coronavirus pandemic or outbreaks of Respiratory Syncytial Virus infections.
     In particular, some of our clinical trials will look to enroll patients with characteristics which are found in a very small population. For example, our clinical trial for AUTO4 seeks to enroll patients with peripheral T-cell lymphoma, a rare and heterogeneous form of non-Hodgkin lymphoma, or NHL. Other companies are conducting clinical trials with their redirected T cell therapies in multiple myeloma, pediatric or adult relapsed or refractory acute B lymphoblastic leukemia (B-ALL), or pediatric or adult ALL, and relapsed or refractory diffuse large B-cell lymphoma, or DLBCL, relapsed or refractory mantle cell lymphoma or MCL and seek to enroll patients in their studies that may otherwise be eligible for our clinical trials, which could lead to slow recruitment and delays in our clinical programs. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these clinical trial sites.
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
Cancer therapies are sometimes characterized as first line, second line or later lines, and the FDA often approves new therapies initially only for later line use. When blood cancers are detected, they are treated with the first line of therapy with the intention of curing the cancer. This generally consists of chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. In addition, sometimes a bone marrow transplantation can be added to the first line therapy after the combination chemotherapy is given. If the patient’s cancer relapses, e.g. a B-cell malignancy, then they are given salvage therapies which can consist of more chemotherapy, radiation, CAR T cell products, antibody drug conjugates, tumor-targeted small molecules, or a combination of these, or a bone marrow transplant. Generally, the higher the line of therapy, the lower the chance of a cure. With third or higher line, the goal of the therapy in the treatment of lymphoma and myeloma is to control the growth of the tumor and extend the life of the patient, as a cure is unlikely to happen. Patients are generally referred to clinical trials in these situations.
We are currently developing obe-cel for treatment of relapsed / refractory adult patients with B-ALL. As a next step, obe-cel could be developed in newly diagnosed patients with B-ALL as a consolidation strategy in first complete remission in order to replace or avoid allogeneic transplantation. AUTO4 is currently being developed as a treatment option for relapsed / refractory TRBC1-positive T-cell lymphoma patients. If AUTO4 is eventually approved as a second line therapy, we may seek to initiate a trial to position it as a consolidation therapy after first line chemotherapy in T-cell lymphoma. There is no guarantee that any of our product candidates, even if approved in later lines, would be approved for an earlier line of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to gaining approval for the earlier line of therapy.
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
In clinical trials conducted by other companies involving CAR T cells, the most prominent acute toxicities included symptoms thought to be associated with cytokine release syndrome, or CRS, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, or neurotoxicity, such as confusion, tremor, cranial nerve dysfunction, seizures and speech impairment. CAR T cell associated neurotoxicity is also known as immune effector cell-associated neurotoxicity syndrome, or ICANS. Adverse events with the worst grades and attributed to CAR T cells were severe and life threatening in some patients. The life threatening events were related to cardiac dysfunction, kidney dysfunction and neurotoxicity. Severe and life threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three - four weeks, but several patients died in clinical trials involving CAR T cells developed by other companies and academic institutions. For example, as of the most recent data cut-off date of November 2, 2022, 20 patients with relapsed or refractory ALL have received obe-cel in the ALLCAR19 clinical trial. Of those 20 patients, three patients (15%) experienced Grade 3 neurotoxicity that resolved swiftly within 1-3 days with steroids. We also observed Grade 2 CRS in 40% of patients, but none of the 20 patients experienced Grade 3 or higher CRS. We also observed Grade 3 or higher cytopenias (neutropenias and thrombocytopenias) which is a common finding in patients with r/r ALL treated with CAR T-cells. The median time to recovery to grade 2 or less neutropenia was 28 days in the ALLCAR19 study.
Of the 20 patients, ten patients died while enrolled in the ALLCAR19 clinical trial, of which two deaths were determined to be due to progression of the leukemia, one death occurred post progression and post-transplant, and the four remaining deaths were determined to be due to infectious complications in patients with prolonged cytopenias (a common complication of advanced ALL).
On December 8, 2022, we announced safety data from a pre-planned interim analysis of 92 patients treated in the pivotal FELIX trial, where we observed that 3% of patients (three patients), had equal to or greater than Grade 3 CRS and that 8% of patients (seven patients), had equal to or greater than Grade 3 ICANS.
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
We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA, the EMA or other comparable regulatory authority, and we may never receive such approvals. It is impossible to predict accurately when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. The potential label for the same product may differ in different territories based on the approval by different health authorities. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing.

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
Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. At present, we do not have our own facility ready for use as our clinical-scale manufacturing and processing facility, and we currently use facilities and equipment at the Cell and Gene Therapy Catapult, as well as third party vendors, for vector and cell manufacturing. We have entered into an arrangement for the construction of a new facility (which we call the Nucleus) in Stevenage, United Kingdom which we believe will support our clinical manufacturing capacity and potential commercial manufacturing needs. This facility is yet to be completed and will require approval and licensure from Health Authorities to enter into operations; such approvals may not be granted.
We have established our viral vector and cell manufacturing capacity for clinical study supply by taking occupancy of manufacturing suites at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom, as well as several smaller facilities in the Stevenage, United Kingdom area. The Cell and Gene Therapy Catapult manufacturing center provides shared infrastructure to collaborators working in segregated manufacturing suites. We have little to no control over the actions of other collaborators and their actions could inadvertently damage or delay our ability to manufacture our product candidates. In addition, we rely on external vendors to manufacture viral vector for certain of our product candidates. We are currently establishing a new commercial manufacturing facility in Stevenage, United Kingdom, which we have named “The Nucleus”, and over time we can add additional manufacturing sites in the United States and in Europe as needed. The implementation of this plan is subject to many risks. For example, the establishment of a cell-therapy manufacturing facility is a complex endeavor requiring knowledgeable individuals. Creating an internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should we be unable to find these individuals, we may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in cell therapy and the competition for these individuals is high.

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
Furthermore, if microbial, viral or other contaminants are discovered in our supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any of these or other issues relating to the manufacture of our product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.
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

In addition, because our product candidates are manufactured for each particular patient, we will be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.
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
Patients with hematological cancers receive highly toxic lympho-depleting chemotherapy as their initial treatments. These therapies can impact the viability of the T cells collected from the patient and can contribute to highly variable responses to programmed T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed T cell product candidate and thereby lead to a selection of cancer cells with low or no expression of the target. As a result, our programmed T cell product candidates may not recognize the cancer cell and may fail to achieve clinical activity. Our most advanced product candidate, obe-cel, may face this challenge. For example, ALL patients could have received currently approved therapies such as Blincyto or Kymriah or Tecartus, or a CD19 ADC, or a CD22 targeting CAR T, or CD22 ADC, like Besponsa, or similar products or product candidates prior to receiving obe-cel. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the value of our ADSs.
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

RMAT was introduced as a new designation under the 21st Century Cures Act for the development and review of certain regenerative medicine therapies. To receive RMAT designation, a regenerative medicine product candidate must be intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition with preliminary clinical evidence indicating that the drug has the potential to address unmet medical need. RMAT designation does not require evidence to indicate that the drug may offer a substantial improvement over available therapies, as breakthrough designation requires. In February 2019, the FDA released guidance that clarified that gene therapies, including genetically modified cells, that lead to a durable modification of cells or tissues, may meet the definition of a regenerative medicine therapy for RMAT designation. Similar to breakthrough designation, an RMAT product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review. Regenerative medicine therapies that qualify for RMAT designation may also qualify for other FDA expedited programs, if they meet the criteria for such programs.
Similarly, the EMA has established the PRIME scheme to expedite the development and review of product candidates that show a potential to address to a significant extent an unmet medical need, based on early clinical data.
Similarly, the MHRA has established the ILAP scheme to expedite the development and review of product candidates that show a potential to address to a significant extent an unmet medical need, based on early clinical data.
We intend to seek breakthrough therapy designation, RMAT designation, ILAP or PRIME designation for some or all of our programmed T cell product candidates that may qualify. There is no assurance that we will obtain breakthrough therapy designation or RMAT designation, or that we will obtain access to PRIME or ILAP for any of our product candidates.
Breakthrough therapy designation, RMAT designation ILAP and PRIME eligibility do not change the standards for product approval, and there is no assurance that such designation or eligibility will result in expedited review or approval. Additionally, breakthrough therapy designation, RMAT designation and access to PRIME or ILAP can each be revoked if the criteria for eligibility cease to be met as clinical data emerges.
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
Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third party manufacturers and CROs upon whom we rely. The COVID-19 pandemic had a modest impact on our business operations. While it is not possible at this time to predict the duration and extent of the impact that COVID-19 will continue to have on worldwide economic activity and our business in particular, COVID-19 could adversely impact our business and ongoing and planning clinical trials, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by ongoing restrictions for the supply of materials for product candidates or other materials necessary to manufacture product to conduct preclinical tests.

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
The extent to which the COVID-19 coronavirus or any future outbreaks of contagious disease may impact our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the COVID-19 pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others.
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
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters--including earthquakes, typhoons, floods and fires--or health epidemics, such as the coronavirus pandemic.
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
As of December 31, 2022, we had 404 employees, 399 of whom are full-time. As our development and commercialization plans and strategies develop, and as we further develop as a public company, we may need additional managerial, operational, financial and other personnel, including personnel to support our product development and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
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
Our ability to compete in the highly competitive biopharmaceutical industry depends upon our ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our management, scientific and medical personnel. Each member of our senior management may terminate their employment with us at any time. We do not maintain ‘‘key person’’ insurance for any of our employees.
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
We will need additional capital in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares or ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares or ADSs, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders. For example, pursuant to our December 2022 underwritten public offering, we sold 81,927,012 ADSs representing 81,927,012 ordinary shares, at a price to the public of $2.00 per ADS resulting in gross proceeds of $163.9 million. In 2021, we also granted Blackstone a warrant to purchase 3,265,306 ADSs representing 3,265,306 of our ordinary shares, at an exercise price of $7.35 per ADS. If we raise additional capital through our public or private equity offerings, the ownership interest of our existing shareholders will be diluted and may cause the market price of our ADSs to decline. Furthermore, new investors purchasing securities that we may issue and sell in the future could obtain rights superior to the rights of our existing shareholders.
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
In November 2021, we entered into the Collaboration Agreement pursuant to which Blackstone has agreed to pay us up to $150 million to support the continued development and, following approval, commercialization of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (“obe-cel,” previously known as AUTO1) as well as our next generation product candidates of obe-cel (obe-cel and such next generation products, collectively, the “Collaboration Products”) in exchange for our agreement to make substantial payments to Blackstone following approval of such products. These payments include a single-digit percentage royalty on worldwide net sales of (i) the Collaboration Products in any indication and (ii) AUTO3 for the treatment of B-cell leukemias and lymphomas, by us and any of our licensees, as well as sales milestone payments relating to such net sales. Such payments to Blackstone could increase our cash requirements and could impair our liquidity. As of December 31, 2022, Blackstone has paid $120 million to us under the terms of the Collaboration Agreement.

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
If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
In the ordinary course of our business, we and the third parties upon which we rely, process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials and sensitive third-party data (collectively, sensitive data), and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents.
Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products and services.
We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We are increasingly dependent on critical, complex, and interdependent information technology systems (IT systems), including cloud based software and external servers, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The information and data processed and stored in our IT systems, and those of our research collaborators, CROs, contract manufacturers, suppliers, or other third parties on which we depend to operate our business, may be vulnerable to security incidents from unauthorized activity by our employees, contractors or malware, hacking, business email compromise, phishing or other cyberattacks directed by other parties.Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services.
We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.
We are subject to stringent and evolving U.S., European, and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) personal data and other sensitive data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.
An increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) impose strict requirements for processing personal data.
The processing of “special category personal data”, such as health information, may also impose heightened compliance burdens under the EU GDPR and the UK GDPR and is a topic of active interest among relevant regulators.
The EU GDPR provides that EEA Member States may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data”, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offenses or convictions.

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
The EU GDPR and UK GDPR also provides for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws. In particular, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses and UK’s International Data Transfer Addendum, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.
In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, imposes specific requirements relating to the privacy, security and transmission of protected health information. In addition, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or the CPRA (collectively, the “CCPA”), applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights related to their personal data. The CCPA provides for administrative fines for noncompliance (up to $7,500 per violation) and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Further, the CPRA’s recent amendments expanded the CCPA’s requirements, including by adding a new right for individuals to correct their personal data and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While some of these state laws also exempt data processed in the context of clinical trials, these developments may nonetheless further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.
In addition to data privacy and security laws, we are subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.
We publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.
Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.
Business disruptions, including those caused by the ongoing Russian invasion of Ukraine, could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our operations, and those of our vendors and suppliers, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters, geopolitical conflict or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We currently rely on third-party suppliers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.
For example, in February 2022, Russian military forces launched significant military action against Ukraine, and sustained conflict and disruption in the region is likely. The war in Ukraine and the surrounding region could lead to disruption, instability, and volatility in global markets, increase inflation and further disrupt supply chains, which may materially and adversely affect our business by increasing our energy costs, or otherwise. As a result of actions taken by Russia in Ukraine, actions have been taken by other countries and organizations, including new and stricter sanctions by the United Kingdom, Israel, Canada, the European Union and the United States against officials, individuals, regions, and industries in Russia, Ukraine and Belarus. While we have no operations in, and do not rely on raw materials or revenue generated by, Russia or Ukraine, and it is difficult to anticipate the effect the sanctions announced to date may have on us, and any further sanctions imposed or actions taken by the United Kingdom or other countries, the effect of current or further economic sanctions may reduce our sales and earnings or otherwise have an adverse effect on our operations.
As a public company with operations in the European Union, we may be subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive.
A growing number of investors, regulators, self-regulatory organizations and other stakeholders have expressed an interest in setting Environmental, Social and Corporate Governance, or ESG, goals and requiring the provision of new and more robust disclosure of steps taken to implement such goals. The related legislative landscape in the EU has been evolving accordingly. For example, in December 2022, Directive No 2464/2022 on Corporate Sustainability Reporting (CSRD) was adopted and entered into force on January 5, 2023. This new Directive strengthens the rules governing the social and environmental information that companies are required to report. The new rules expand the number of companies that are required to report ESG information and broaden the amount of ESG information that companies must report. The CSRD also requires a "double materiality" analysis. This means that companies will have to report on how sustainability issues might create financial risks for the company and on the company's own impacts on people and the environment. The CSRD will apply to large EU companies, EU parents of a "large group", and to listed EU small or medium-sized companies. It will also apply to non-EU companies that have a certain threshold of EU-generated turnover and an EU branch or subsidiary. The specific information that will be subject to reporting will be detailed in the European Sustainability Reporting Standards, or ESRS to be adopted by the European Commission. The first set of ESRS are expected be adopted by June 30, 2023. Companies subject to the CSRD will be required to fulfil their reporting obligations in accordance with a staggered timeline depending on the category of company. The first reports is expected in 2025 for the 2024 financial year.
In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters. Reporting on ESG goals and objectives may cause us to expend significant capital and human resources, and could divert management’s attention from central operational matters. Reports could also lead to the disclosure of information that which may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any ESG reporting obligations may result in enforcement actions, sanctions, reputational harm or private litigation.

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
    We are party to an exclusive intellectual property license agreement with UCL Business Ltd., or UCLB, the technology-transfer company of University College London, or UCL, which is important to our business and under which we have acquired or licensed patent rights related to 25 patent families and other intellectual property related to our business. We expect to enter into additional license agreements in the future. Our existing license agreement with UCLB imposes, and we expect that future license agreements will impose, various due diligence, milestone payment, royalty, insurance and other obligations on us. Any uncured, material breach under the UCLB license agreement could result in our loss of rights to practice the patent rights (including those that have been assigned to us from UCLB) and other intellectual property licensed to us, and could compromise our development and commercialization efforts for our current or any future product candidates.
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
•our obligations to third parties;
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
Securing marketing approval also requires the submission of information about the product manufacturing process demonstrating the products quality to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA, the EMA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use.
In addition, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies including further manufacturing process or quality control data. In addition, varying interpretations of the data obtained from manufacturing procedures, quality control, preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.
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
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in other jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional manufacturing quality controls, or additional preclinical studies or clinical trials, as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

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
Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, pharmacovigilance oversight, storage, advertising, promotion, sampling, and recordkeeping, including the potential requirements to implement a risk evaluation and mitigation strategy, or REMS, program in the U.S., or a Risk Management Plan (RMP) in the EU, or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory requirements of the FDA, the EMA and other regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP and other comparable regulations and standards, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We or our suppliers could be subject to periodic unannounced inspections by the FDA, the EMA, or other regulatory authorities to monitor and ensure compliance with cGMP.
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
The FDA and other federal and state agencies, including the U.S. Department of Justice, or DOJ, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Similar legislation or provisions may also apply in other jurisdictions. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Physicians, on the other hand, may prescribe products for off-label uses. The FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment. However, companies may only share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling.
Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the U.S. federal False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws. Similar legislation or provisions may also apply in other jurisdictions.

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
Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties and reputational damage. Similarly, failure to comply with regulatory requirements regarding the protection of personal data can also lead to significant penalties and sanctions.
Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, also can result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal data can also lead to significant penalties and sanctions.
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
•HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•HIPAA, as amended by HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, and their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to annually report to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
•analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the data privacy and security of certain protected information, such as the EU GDPR and UK GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Union and United Kingdom (including health data).
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
There has been heightened governmental scrutiny in the United Kingdom, United States, European Union and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In the United States, at the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. More recently, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Additionally, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. ’’
At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Outside of the United States, particularly in the United Kingdom and European Union, the pricing of prescription pharmaceuticals is subject to governmental control by individual Member States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.
Current and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.
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
For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how additional changes, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other federal health reform measures have been proposed and adopted in the United States. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year until 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 also introduced a quality payment program, or Quality Payment Program, under which certain individual Medicare providers will be subject to certain incentives or penalties based on new program quality standards. The Quality Payment Program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. At this time, it is unclear how the introduction of the Quality Payment Program impacts overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.
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
Prosecution of our owned and in-licensed patent portfolio is at an early stage for the majority of our patent families. We currently have thirty patents that have been issued from our pending applications in the United States, and seventeen patents that have been issued from our pending applications in Europe. Some of our patent portfolio consists of pending priority applications that are not examined and pending applications under the Patent Cooperation Treaty, or PCT.

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

As of December 31, 2022, our patent portfolio is comprised of 83 patent families, of which 19 patent families originated from UCLB, the technology-transfer company of UCL, 3 patent families are in-licensed from Noile-Immune Biotech, Inc., 1 patent family is in-licenced from Oxford University Innovation Limited and 60 patent families we own and have originated from our own research. Of the 19 live patent families that were originally in-licensed from UCL, 18 have now been assigned to Autolus under a Deed of Assignment dated 15 October 2020. Because we have acquired or licensed certain of our patents from UCLB, Noile-Immune Biotech, Inc, and Oxford University Innovation Limited we must rely on their prior practices with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
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
We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates. For each selected trademark, we will need to apply to register them and our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.
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
    The trading price of our ADSs continues to be volatile. The stock market in general, and the market for biopharmaceutical and pharmaceutical companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including the impacts of the COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the COVID-19 pandemic or geopolitical instability, may negatively affect the market price of our ADSs, regardless of our actual operating performance.

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

Future sales of our ADSs in the public market could cause our share price to decline
As of March 6, 2023, approximately 173.1 million of our ordinary shares (including ordinary shares in the form of ADSs) were issued and outstanding. Sales of a substantial number of shares of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.
We previously filed a registration statement on Form S-8 under the Securities Act to register ordinary shares (including in the form of ADSs) subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans, and we have also filed a "shelf" registration statement on Form F-3 under the Securities Act to register securities having an aggregate offering price not to exceed $300 million, which has approximately $150 million remaining after our December 2022 offering. In addition, in the future, we may issue ordinary shares, ADS or other securities if we need to raise additional capital. The number of new ordinary shares or ADSs, or securities convertible into our ordinary shares or ADSs, issued in connection with raising additional capital could represent a material portion of our then-outstanding ordinary shares. For example, in December 2022, the Company completed an underwritten public offering of 81,927,012 ADSs representing 81,927,012 ordinary shares, which includes the partial exercise by the underwriters to purchase an additional 6,927,012 ADSs, at a public offering price of $2.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $152.4 million.
Additionally, in 2022, we filed two "resale" registration statements on Form F-3 under the Securities Act to register a total of approximately 33.4 million of our ordinary shares, or securities convertible into our ordinary shares, held by certain of our investors, allowing these shares or ADSs to be sold in the public market. If these shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.
If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act of 2002, to include a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404b of the Sarbanes-Oxley Act of 2002 also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.
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
As of December 31, 2022, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates beneficially owned, in the aggregate, approximately 65% of our outstanding ordinary shares (including ordinary shares in the form of ADSs). As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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
We believe we were a PFIC for our taxable year ended December 31, 2022 and may be a PFIC in future taxable years.
U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022, or any future taxable year.
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
The Inflation Reduction Act recently enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded (or deemed funded) by certain United States affiliates. In addition, effective in 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174.
A Bill is currently proceeding through the U.K. parliament (the Retained EU Law (Revocation and Reform) Bill) which provides for the revocation of EU laws and rights which, notwithstanding Brexit, currently remain effective in the U.K., except where the U.K. Government and/or parliament take active steps to preserve the EU law position within U.K. law. Certain aspects of the stamp duty and stamp duty reserve tax treatment of our ordinary shares and ADSs are based on EU law which could be affected by this Bill. Accordingly, if this Bill is enacted, and steps are not taken by the U.K. Government and/or parliament to preserve the current position, this could, in particular, result in a charge to stamp duty reserve tax on the issuance of new ADSs, at the rate of 1.5% of the issue price, potentially with effect from December 31, 2023, which would represent an additional cost if we seek to raise further capital in this way.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefits from favorable U.K. tax legislation.
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2022, we had cumulative carryforward tax losses of $320.8 million. Subject to any relevant utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits.
As a company that carries out extensive research and development, or R&D, activities, we benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, for certain specific categories of expenditure, the Research and Development Expenditure Credit program, or RDEC Program. The SME Program may be particularly beneficial to us, as under such program the trading losses that arise from our qualifying R&D activities can be surrendered for a cash rebate of up to 33.35% of qualifying expenditure.

However, amendments to the U.K. R&D tax credit regime that have recently been enacted, or proposed (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Program to 18.6% of qualifying expenditure, and (ii) may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. These amendments are expected to take effect from April 2023. In addition, the U.K. Government has recently launched a consultation on its proposal to merge the SME Program and the RDEC Program into a single scheme with effect from April 2024; if such proposal is implemented, it may be the case that we are no longer able to make claims in respect of sub-contracted R&D activities, and that different (and potentially lower) caps are imposed on the amount of tax relief that we can claim. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify or have a material impact on the extent to which we can make claims.
We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction.
We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be eligible for this deduction. When taken in combination with the enhanced relief available on R&D expenditures, we expect a long-term rate of corporation tax lower than statutory to apply to us. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.
To date, Autolus Ltd has recovered all of the VAT incurred on its expenditure in the UK on the basis of having an intention to solely make taxable supplies. In recent months we have been working with our advisers in relation to the appropriate VAT treatment that should be applied in the UK in relation to Autolus Ltd's primary income stream. Our advisors are still finalizing their understanding of the full facts which underpin our CAR-T therapy and will provide a more conclusive VAT opinion in due course but it has been mentioned during initial discussion that some products which include human blood can be exempt from a UK VAT perspective. If the conclusion is that this activity is exempt from a UK VAT perspective, this may result in a retrospective restriction in terms of VAT recovered on a proportion of our UK expenditure (with this restriction likely being based on the UK market turnover as a percentage of global turnover). We currently expect revenue from UK customers to only represent a small proportion of our overall activity.
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

We will remain an emerging growth company company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2023, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.
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
    As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status.
If we lose our foreign private issuer status on this determination date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not currently incur as a foreign private issuer, as well as increased accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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
We obtained authority from our shareholders at our Annual General Meeting held on June 28, 2022 to allot additional shares in the Company (or to grant rights to subscribe for or to convert any security into shares in the Company) for a period of five years from June 28, 2022, up to a maximum nominal amount of $8,400, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We obtained authority from our shareholders at our Annual General Meeting held on June 28, 2022 to disapply preemptive rights for a period of five years from June 28, 2022 up to a maximum nominal amount of $8,400, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
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
Our capital expenditures for the years ended December 31, 2022, 2021 and 2020, amounted to $10.8 million, $8.9 million, and $14.7 million, respectively. These capital expenditures primarily consisted of leasehold improvements, laboratory equipment, and computer and office equipment in the United Kingdom. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs, to expand our internal manufacturing capabilities, and otherwise to grow our operations. We anticipate our capital expenditures in 2023 to be financed by our existing cash and cash equivalents balance as at December 31, 2022.
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

In collaboration with University College London, or UCL, adult patients with relapsed/refractory, or r/r, B-ALL and treated with obe-cel continue to be monitored in the Phase 1 ALLCAR19 trial. Long term follow-up data were presented at the American Society of Hematology, or ASH, meeting in December 2022. As of the data cut as of November 2, 2022, eight out of 20 patients (40%) are in ongoing complete remission, or CR, at a median follow up of 36 months (IQR 24-47) post obe-cel infusion and seven out of 20 patients (35%) were observed to be in ongoing CR post obe-cel without the need for additional anti-leukemic therapy. Long-term remission is associated with CAR-T persistence in seven out of eight patients (88%) as of the cut-off date. We expect to announce additional data from this trial during 2023.

Patients continue to be enrolled into the Phase 1 ALLCAR19 extension trial. Data presented at the 2022 ASH Meeting demonstrated the potentially best-in-class profile of obe-cel supported by the data observed in B-cell non-Hodgkin lymphoma, or NHL, with continued high levels of clinical activity paired with an encouraging tolerability profile across diffuse large B-cell lymphoma, or DLBCL, mantle cell lymphoma, or MCL, follicular lymphoma, or FL, and chronic lymphocytic leukemia, or CLL. We expect to announce additional data during the second half of 2023.

Furthermore, obe-cel is being investigated for the treatment of primary CNS lymphoma, or PCNSL, in an exploratory Phase 1 clinical trial called CAROUSEL. UCL presented initial data at the 27th Congress of the European Hematology Association (EHA) in 2022. We may also pursue a pediatric label through an investigational program in pediatric ALL.

We initiated the FELIX study, a Phase 1b/2 clinical trial of obe-cel for the treatment of adult r/r B-Acute Lymphoblastic Leukemia, or ALL, in 2020. This trial may potentially be a registrational trial. As of the cut-off date of September 2022, the Phase 2 portion of the FELIX study has met its primary endpoint, based on a pre-planned interim analysis of 50 patients with morphological disease, as verified by an independent data monitoring committee, or IDMC, in November 2022. The primary endpoint for the FELIX study is the overall remission rate, or ORR, defined as the proportion of patients achieving CR and complete remission with incomplete blood count recovery, or CRi, as assessed by an independent response review committee, or IRRC. Among the first 50 patients treated with obe-cel in the Cohort A part of the Phase 2 portion of the FELIX study, we observed that obe-cel demonstrated an ORR of 70%. We also observed encouraging safety data, with 3% of patients (3 of 92 patients) experiencing Grade 3 or greater CRS and 8% of patients (7 of 92 patients) experiencing Grade 3 or greater ICANS in a total of 92 patients treated in the entire FELIX study. We expect to provide the next update from the FELIX trial, including data from more patients and longer follow up at a medical conference mid-2023.

AUTO1/22:
In collaboration with UCL, we commenced a Phase 1 clinical trial in pediatric patients with our academic partner at UCL in relapsed or refractory ALL with our next-generation product candidate, AUTO1/22, in the fourth quarter of 2020. AUTO1/22 is a dual-targeting CAR-T which builds on the obe-cel approach utilizing the same CD19 CAR, alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease. At the 64th ASH Annual Meeting in December 2022, we presented data reflecting a strong level of activity, with 83% of patients (10 of 12 patients evaluated) experiencing MRD negative complete remissions, and a favorable tolerability profile in a very challenging patient population (four patients failed previous Kymriah treatment with three patients having CD19-negative disease, three patients had non-central nervous system, or CNS, extra-medullary disease, which is associated with poor outcomes with CAR T therapy). In the trial, we observed that AUTO1/22 showed excellent expansion, with a median duration of 7.5 months of persistence of CD22 CAR. No antigen negative relapse was seen in the responding patients as of the data cut-off date. At a median follow up of 8.7 months, five of 10 responding patients were in MRD negative complete response (4-12 months) with two after further therapy for early loss of CAR T persistence. We expect to report more data from this trial in 2023.

AUTO4:
A programmed T cell investigational therapy for the treatment of peripheral T-cell lymphoma targeting TRBC1. Unique targeting of TRBC1 potentially opens a new therapeutic approach. The preclinical study package suggested selective binding and anti-tumor activity of TRBC1 and TRBC2 CARs in vitro and in vivo. Early data presented at the 64th ASH Annual Meeting observed that among the first 10 patients dosed with AUTO4, the treatment was well tolerated with no dose limiting toxicities. Ongoing responses at nine and twelve months post-dosing at the highest dose tested (450x106) are encouraging. No CAR T cell expansion was seen in peripheral blood but CAR T cells were detected in an on-treatment lymph node biopsy. Further, optimization of the AUTO4 manufacturing process has been performed, resulting in a product candidate with the potential for improved product characteristics, including more naive phenotype. The trial is ongoing, with additional patients due to be treated to define the recommended Phase 2 dose using the new manufacturing process. We expect to present longer follow-up from the trial, including analysis from additional patients, later in 2023.

AUTO6NG:
A programmed T cell investigational therapy targeting GD2 in development for the treatment of neuroblastoma utilizing a new binder designed to minimize on-target, off-tumor toxicity, humanized to reduce immunogenicity, including RQR8 safety switch. Findings from a Phase 1 clinical trial with AUTO6 were published in November 2020 and provide evidence that AUTO6 induces clinical activity in this solid tumor setting without inducing on-target off-tumor toxicity. We since developed a next-generation product candidate, AUTO6NG, which builds on this approach utilizing the same GD2 CAR alongside additional programming modules to enhance the activity and persistence. In June 2020, we presented preclinical data of AUTO6NG, including data from a tumor model in small cell lung cancer indicating that GD2 is an attractive target for programmed T cell therapies in that indication. In collaboration with UCL, we are planning on initiating a clinical trial in 2023.

AUTO8:	A next-generation product candidate for multiple myeloma, which comprises two independent CARs for the multiple myeloma targets, BCMA and CD19. We have developed an optimized BCMA CAR which is designed for improved killing of target cell that express BCMA at low levels. This has been combined with fast off rate CD19 CAR from obe-cel. We believe that the design of AUTO8 has the potential to induce deep and durable responses and extend the durability of effect over other BCMA CARs currently in development. A Phase 1 clinical trial of AUTO8 was initiated in March 2022 with our academic partner UCL.

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
More recently, redirected T cell therapies that are designed to give the patient’s T cells a new specificity to recognize cancer cells have been developed. The first approved product of this class is a bi-specific T cell engager called blinatumomab (Blincyto®) from Amgen Inc. Blinatumomab targets the CD19 antigen on the surface of B cells and cancers derived from B cells. Blinatumomab is approved for the treatment of B-ALL. More recently, genetically programmed redirected T cell therapies have been approved. These include CD19 targeting, the CAR-T therapies Kymriah®, Yescarta® and Tecartus®, and Breyanzi®, developed by Novartis AG, Kite Pharma, Inc. and Bristol Myers Squibb Inc., respectively for the treatments of B-ALL and B-NHL. All four of these therapies showed high response rates and, in a subset of patients, prolonged treatment effects. For those patients experiencing a relapse, the common causes for relapse are insufficient survival of the programmed T cells, loss of the CD19 target on the cancer cells and upregulation of checkpoint inhibitor PD-L1 on the cancer cells.

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
CAR T Cell Production
    We have developed our own proprietary viral vector and semi-automated cell manufacturing processes to engineer a patient's T cells with the CAR and other programming modules. We believe that this autologous approach has the potential to be both the safest and most therapeutically effective approach to manufacturing CAR T cells.

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
Fast Off-Rate CARs
We have designed programmed T cells with a fast off-rate binders. These fast off-rate kinetics are similar to the behaviour of naturally occurring T cells. Obe-cel has this enhanced kinetic profile, which, when compared to data reported for other CAR T cell product candidates in clinical development for ALL that use high affinity binders, appears to result in reduced Cytokine Release Syndrome and in increased T cell engraftment. We use Fast Off Rate CARs in our obe-cel, AUTO1/22 and AUTO8 programs.
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
Rituximab Safety Switch (RQR8)
The RQR8 safety switch is designed to selectively eliminate the programmed T cells by the administration of the commercially available monoclonal antibody rituximab. Once administered, rituximab binds to the engineered CD20 epitopes on the surface of the programmed T cell and triggers cell death. We use the RQR8 safety switch in our AUTO4, AUTO5 and AUTO6NG programs.
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
Chimeric Cytokine Receptors (CCRs)
The CCR is a programming module that is designed to deliver a cytokine signal directly inside T cells without administration or secretion of cytokines themselves. We use proteins from an antibody structure to stably heterodimerise two cytokine signalling domains together to deliver a proliferative and survival signal into our T cells. Preclinical data has demonstrated the potential for the CCR to improve the persistence and activity of CAR T cell therapy against solid tumors. We use the CCR enhanced activity module in AUTO6NG.
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
Our Product Candidates for the Treatment of Hematological Cancers
Our clinical-stage product candidates targeting hematological cancers are obe-cel, AUTO1/22, AUTO4 and AUTO8. We have an additional hematological product candidate, AUTO5, in preclinical development.
Obe-cel (AUTO1) and AUTO1/22: Our Programmed T Cell Therapy for the Treatment of ALL and other b-cell malignancies
Introduction to Obe-cel
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
Our academic partner, UCL, has conducted separate Phase 1 clinical trials evaluating the safety and efficacy of obe-cel. The first Phase 1 clinical trial in pediatric ALL patients is named the CARPALL trial, the second Phase 1 clinical trial in adult ALL patients is named the ALLCAR19 trial.
Clinical Development of Obe-cel in Adult ALL
Background of Adult ALL
Obe-cel is currently being tested in a Phase 1b/2 clinical trial for the treatment of adult ALL, which according to the American Cancer Society is predicted to affect approximately 6,500 adults in the United States in 2023. Combination chemotherapy enables 90% of adult patients to experience complete remission, or CR. However, the majority of these remissions are not long-lasting in adult patients. Despite this initial CR, and in contrast to pediatric ALL, the prognosis of adult ALL is still poor and has not changed significantly during the last two to three decades, with long-term remission rates limited to 30-40%. Approximately 50% of all adult ALL patients will relapse, and data from the Medical Research Council’s UKALL12/ECOG 2993 study, published in 2007, found that five-year overall survival, or OS, rate in adults who relapse following standard multi-agent chemotherapy is 7%. The only curative option for relapsed or refractory ALL consists of achieving a second CR by salvage therapy followed by an allogeneic hematopoietic stem cell transplant, or allo-HSCT. Without allo-HSCT, a subsequent relapse occurs in nearly all patients. However, less than half of patients achieve a second CR, and therefore only a subset will be eligible for this procedure. Even then, less than one-third of patients receiving the transplant are expected to sustain long-term disease-free survival. Further, allo-HSCT is associated with severe morbidity and significant mortality. Many patients with relapsed or refractory ALL will have been maximally treated with chemotherapy, and often do not achieve a second CR with standard-of-care chemotherapy in order to be eligible for allo-HSCT.
Two targeted immunotherapies have been approved for the treatment of adult ALL: blinatumomab and inotuzumab ozogamicin. Both of these therapies achieve high complete response rates, but durability is limited. In a randomized Phase 3 clinical trial of blinatumomab in heavily pretreated B-cell precursor ALL, the blinatumomab arm achieved a complete response rate of 44%, of which 76% also achieved MRD-negative CR, and the median duration of remission was 7.3 months. The median OS in those patients, though significantly improved compared to chemotherapy, was still only 7.7 months. Similarly, in a Phase 3 clinical trial of inotuzumab ozogamicin, a higher percentage of patients achieved MRD-negative CR when treated with inotuzumab compared to standard-of-care chemotherapy, but the median duration of remission was 4.6 months and median OS was 7.7 months.
On October 1, 2021 the FDA approved the use of the CAR T cell therapy brexucabtagene autoleucel (Tecartus) for adults with B-cell precursor ALL that has not responded to treatment (refractory) or has returned after treatment (relapsed). The EC approved Tecartus (brexucabtagene autoleucel) for adults aged 26 and over with relapsed or refractory B-cell precursor ALL in September 2022.

Obe-cel Phase 1b/2 Clinical Trial in Adult ALL (FELIX Trial)
Initial experience in the Phase 1b portion of the FELIX study (NCT04404660) resulted in comparable results as seen in the Phase 1 ALLCAR19 clinical trial. In December 2022, the results of a pre-planned interim analysis of 50 patients with morphological disease of the Phase 2 portion of the FELIX study was announced. The primary endpoint for the Phase 2 portion of the FELIX study is ORR, defined as the proportion of patients achieving CR and CRi as assessed by an IRRC. Based on the verification by the IDMC, the Phase 2 pivotal FELIX clinical trial of obe-cel in r/r adult ALL has met its primary endpoint. Based on 50 patients evaluated for efficacy, the ORR for obe-cel was 70%. Obe-cel showed comparable expansion and initial persistence (median follow-up of 6.4 months) to the data observed in the prior ALLCAR19 study. The safety analysis was based on 92 patients treated with obe-cel and evaluable for safety. %. We also observed encouraging safety data, with 3% of patients (3 of 92 patients), achieving equal to or greater than Grade 3 CRS and 8% of patients (7 of 92 patients) achieved greater than or equal to Grade 3 ICANS in a total of 92 patients treated in the entire FELIX study. We expect to report further data from this trial at a medical conference in mid-2023.
Obe-cel Phase 1 Clinical Trial in Adult ALL (ALLCAR19 Trial)
In the first quarter of 2018, our academic partner UCL initiated a single-arm, open label, multi-center Phase 1 clinical trial of obe-cel, named the ALLCAR19 trial, in patients aged 16 to 65 years with high-risk, relapsed or refractory CD19 positive B-lineage ALL. The clinical trial was conducted at sites in the United Kingdom. The trial enrolled patients with a high tumor burden; 45% of treated patients had 50% or greater bone marrow blasts. In the trial, 20 patients received obe-cel; product for 14 of those patients was manufactured using a semi-automated, fully-enclosed process.
As of the data cut-off date of November 2, 2022, 20 patients with r/r ALL had received obe-cel. The therapy was well tolerated, with no patients experiencing Grade 3 or higher CRS. Three patients (15%), all of whom had high leukemia burden (>50% blasts), experienced Grade 3 ICANS that resolved swiftly with steroids. Of the 20 patients evaluable for efficacy, 17 patients (85%) achieved minimum residual disease (MRD)-negative CR at one month.
At the 64th ASH Annual Meeting in December 2022, we reported regarding our analysis of 20 patients in the B-ALL cohort of the ALLCAR19 trial. We observed that 7 out of 20 patients (35%) were observed to be in ongoing CR at median follow up of 36 months (IQR 24-47) post treatment with obe-cel, without the need for additional anti-leukemia therapy. Ongoing long-term remissions appear to be associated with CAR-T persistence, which was also observed in seven patients at their last follow-up appointment. One patient with a subsequent stem cell transplant, or SCT, also achieved long term remission but lost CAR T persistence after SCT.
Development Strategy for Adult ALL
In 2020, we initiated a multi-center, single-arm Phase 1b/2 clinical trial of obe-cel in adult patients with relapsed or refractory ALL, or r/r ALL, referred to as the FELIX trial. Recruitment in the Phase 2 Cohort A of the FELIX trial for morphological adult r/r ALL patients has been completed.
In January 2023, the FELIX trial completed screening patients for entry into the morphological cohort, as the pre-specified goal of approximately 90 patients enrolled had been reached. We plan to present the results from the FELIX trial at a medical conference in mid-2023, with longer follow up from the trial planned to be reported at the end of 2023. The Phase 2 Cohort A includes approximately 90 patients with morphological disease (at least 5% blasts in the bone marrow at screening), with ORR (CR/CRi) as the primary endpoint; and the secondary endpoints include CR rate, EFS, duration of response (DOR) and MRD negative remission rate. A small cohort is also planned in the Phase 2 portion of the FELIX trial, in which patients with MRD positive disease in morphological remission (Cohort B) as well as patients with isolated extramedullary disease (Cohort C) will be treated with obe-cel.
Obe-cel has received a number of designations from regulatory authorities, as follows: FDA orphan drug designation for the treatment of ALL (October 2019), EMA PRIME designation (March 2021), MHRA ILAP designation (June 2021), EMA orphan drug designation (March 2022), and FDA RMAT designation (April 2022).
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
None of the patients experienced Grade 3 or higher CRS and one patient out of 21 patients (5%) experienced Grade 4 neurotoxicity, which was deemed more consistent with fludarabine than CAR-associated neurotoxicity. Two patients experienced Grade 5 sepsis and death, one in the context of progressive disease and the second was considered related to obe-cel. This patient was in MRD-negative CR and had ongoing Grade 4 cytopenia associated with resistant HSV encephalitis. 13 patients experienced Grade 4 cytopenias that were ongoing at day 28. Nineteen of 21 treated patients (90%) achieved molecular complete remission at post-infusion.
Consistent with preclinical results, CAR T cell expansion and persistence was excellent and CARs were detectable by flow for up to 36 months in four patients in cohort 1 who had ongoing responses beyond 12 months. Persistence was noted in 15 of 21 patients at last follow-up, up to 36 months. All of the patients in cohort 2 achieved molecular complete remission at one month post-infusion.
For cohort 1, with a median follow-up of 23 months, the OS at six and 12 months was 86% and 71%, respectively, and event-free survival at six and 12 months was 71% and 54%, respectively. In cohort 2, at a median follow-up of 7 months, five patients remain in complete molecular remission and two patients relapsed. Five of eight evaluable relapses in cohort 1 and cohort 2 combined were due to CD19 negative escape.
Obe-cel Phase 1 Clinical Trial in other B-cell malignancies (ALLCAR19 and CAROUSEL Trials)
The ALLCAR19 clinical trial has also been expanded to include three additional cohorts with a total of 40 patients:
•10 patients with r/r DLBCL (including transformed FL, but not Richter’s transformation);
•10 patients with relapsed or refractory B-cell chronic lymphocytic leukemia / small lymphocytic leukemia; and
•20 patients with relapsed or refractory indolent B-NHL (either FL, mantle cell lymphoma or marginal zone lymphoma).
At the 64th ASH Annual Meeting in December 2022, updates were provided from the B-cell NHL/CLL cohorts. As of the data cut-off date of November 2, 2022, 20 r/r B-NHL and 5 B-CLL patients had received treatment with obe-cel. Obe-cel continues to display a favorable tolerability profile with no ICANS or Grade 3 or higher CRS across different indications. Of 25 patients with NHL/CLL evaluable for efficacy, the best ORR was 23/25 (92%). Obe-cel was observed to be well-tolerated and active in DLBCL, with 7 of 8 patients in ongoing CR at last follow-up. In CLL, four of the five treated patients achieved undetectable minimal residual disease (uMRD) in the bone marrow (BM), with all ongoing at the last follow-up date. While no relapses were seen in DLBCL patients, at a median follow-up of 12.9 months (IQR 7.4-18.0 months), ongoing B-cell aplasia appears to be important for ongoing response. Late CD19+ relapses were seen in FL.

Notably, ongoing CAR T persistence appears to be important for ongoing response in FL. Longer follow-up and enrollment of additional MCL, DLBCL and CLL/SLL patients is ongoing. We expect to present further data from additional B-NHL and CLL patients in 2023.
UCL has also initiated a Phase 1 exploratory trial of obe-cel in patients with relapsed or refractory Primary CNS Lymphoma, or PCNSL. This trial, named CAROUSEL (NCT04443829), is evaluating the feasibility of generating obe-cel and safety of administration in this patient population. UCL presented initial data at the European Hematology Association meeting in June 2022. Excellent AUTO1 expansion was observed in the peripheral blood by qPCR, with persistence in all treated patients at last follow-up. No Grade 3 or greater CRS was observed using intravenous (IV) or intra-ventricular obe-cel administration. Two cases of Grade 3 ICANS were reported following IV infusion, whereby the first patient had several neurological deficits that evolved despite ICANS treatment and were compatible with progressive PCNSL, as confirmed with the month 1 MRI scan, and the second patient had neurological deficits that improved with steroids/anakinra. We observed encouraging response rates in six patients evaluable for efficacy following IV administration of obe-cel. We observed the ORR was four out of six patients (67%), with 2 CRs and 2 PRs. These four responding patients are without disease progression at the last follow up date. Two patients died from progressive PCNSL while part of the study. We expect to report longer follow-up from this trial and enrollment of additional patients is ongoing.
AUTO1/22
Introduction to AUTO1/22
AUTO1/22 is a dual-targeting CAR-T which builds on the obe-cel approach utilizing the same CD19 CAR, alongside a novel CD22 CAR designed to reduce antigen negative relapse of disease. Antigen negative relapse is a common cause of relapse in patients with pediatric ALL.
AUTO1/22 Phase 1 Clinical Trial in Pediatric ALL (CARPALL Trial)
We commenced a Phase 1 clinical trial in pediatric patients with relapsed or refractory ALL with our next-generation product candidate, AUTO1/22 in the fourth quarter of 2020. At the ASH conference in December 2022, we presented data reflecting a strong level of activity, with 83% (10/12) MRD negative complete remissions, and a favorable tolerability profile in a very challenging patient population. Of the patients included in the data set, four failed previous Kymriah treatment, three had CD19-negative disease, and three had non-central nervous system (CNS) extra-medullary disease, which is associated with poor outcomes with CAR T therapy. AUTO1/22 showed excellent expansion, with a median 7.5 months duration of persistence of CD22 CAR. No antigen negative relapse was seen in responding patients. At a median follow up of 8.7 months, five of 10 responding patients were in MRD negative complete response (4-12 months). We expect to report more data from this trial in 2023.
AUTO4: Our T-Cell Lymphoma Program
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
The first-line treatment for PTCL consists of the combination chemotherapy (e.g CHOP, consisting of cyclophosphamide, vincristine, doxorubicin and prednisolone). However, with CHOP chemotherapy, complete response rates are low and disease relapse is common. In many treatment centers, CHOP chemotherapy may be consolidated with autologous or allogenic stem cell transplantation in selected patients.
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
We designed the trial to evaluate up to five dose levels of AUTO4, beginning with a low dose of 25 million AUTO4 cells. Assuming that we do not observe any dose limiting toxicities, or DLT, the dose escalation phase of the trial will continue to higher doses of 75 million AUTO4 cells, 225 million AUTO4 cells, 450 million and potentially 900 million AUTO4 cells.
Early data from the first 10 patients dosed in the Libra T1 trial were presented at the 64th ASH Annual Meeting in December 2022. AUTO4 treatment was well tolerated with no DLT, and some patients have experienced durable metabolic CRs, including one patient up to the one-year mark. Ongoing responses at 9-months and 12-months post-dosing at the highest dose tested (450x106) are encouraging, and suggests a potential clinical benefit for patients. No CAR T cell expansion was observed in peripheral blood, but CAR T cells were detected in an on-treatment lymph node biopsy. Further, optimization of the AUTO4 manufacturing process has been performed, resulting in a product candidate with the potential for improved product characteristics, including more naive phenotype. The Libra T1 trial is ongoing, with additional patients due to be treated to define the recommended phase 2 dose using the new manufacturing process. We expect to report longer follow-up from this trial, including data from additional patients, later in 2023.

AUTO8: Our Multiple Myeloma Program
Introduction to AUTO8
AUTO8 is a next-generation product candidate for multiple myeloma, which comprises two independent CARs for the multiple myeloma targets, BCMA and CD19. We have developed an optimized BCMA CAR which is designed for improved killing of target cell that express BCMA at low levels. This has been combined with fast off-rate CD19 CAR from obe-cel. We believe that the design of AUTO8 has the potential to induce deep and durable responses and extend the durability of effect over other approved BCMA CARs and those currently in development.
Background of Multiple Myeloma
According to data from the Global Burden of Disease Study 2020, there were approximately 156,000 new cases of multiple myeloma and 113,000 deaths in 2019. The American Cancer Society estimates that in the United States in 2023, approximately 35,700 new cases will be diagnosed and approximately 12,770 deaths are expected to occur from multiple myeloma. With currently available treatments the five-year survival rate of approximately 58%.
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
Recently approved therapeutic approaches include products that target BCMA on multiple myeloma cells, including redirected T cell therapies such as T cell engagers and CAR T cell therapies. Despite recent progress, there remains significant unmet clinical need among patients with multiple myeloma, with approximately 12,590 deaths attributed to the disease in the United States in 2015. We believe our programmed T cell product candidate, AUTO8, with its dual-targeting approach, has the potential to lead to higher levels of efficacy and durability of effect compared to other products and redirected T cell therapies that bind to BCMA alone.
Clinical Development of AUTO8
In collaboration with UCL, we commenced a Phase 1 clinical trial in patients with relapsed or refractory multiple myeloma in April 2022. Enrollment in this trial is ongoing and we plan to present initial data from this trial later in 2023.
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
AUTO6: Our Neuroblastoma Program
Introduction to AUTO6 and AUTO6NG
We have been granted an exclusive, worldwide license under our license agreement with UCLB to AUTO6 (1RG-CART), a programmed T cell product candidate targeting the glycosphingolipid GD2. CRUK has completed an exploratory Phase 1 clinical trial of AUTO6 in pediatric patients with neuroblastoma. We are developing a next-generation product candidate, which we refer to as AUTO6NG, incorporating additional programming modules designed to improve efficacy, safety and persistence of AUTO6. We expect to initiate a Phase 1/2 clinical trial of AUTO6NG in 2023.

Background of Neuroblastoma
Neuroblastoma is a cancer that develops from immature nerve cells found in several areas of the body, and most commonly arises in and around the adrenal glands, which have similar origins to nerve cells and sit atop the kidneys. However, neuroblastoma can also develop in other areas of the abdomen and in the chest, neck and near the spine, where groups of nerve cells exist. Neuroblastoma most commonly affects children age five or younger, though it may rarely occur in older children. According to the American Cancer Society, there are approximately 700 to 800 new cases of neuroblastoma each year in the United States.
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
In 2016, in collaboration with Cancer Research UK’s Centre for Drug Development we initiated a single-arm Phase 1 dose escalation trial of AUTO6 in relapsed or refractory neuroblastoma at two pediatric cancer centers in the United Kingdom. The trial evaluated the safety and efficacy of AUTO6. In 2020 the data from the AUTO6 Phase 1 clinical trial was published in Science Translational Medicine. The results from the study showed that AUTO6 can induce rapid regression of bulky disease in a solid tumor setting without inducing on-target off-tumor toxicity, despite dose dependent CAR T expansion. CAR T cell expansion was observed in all six patients treated at the higher cell dose cohorts in this Phase 1 study. Three of these six patients demonstrated evidence of transient CAR T cell activity, including cytokine release syndrome, and regression of soft tissue and bone marrow disease activity. The GD2 binder used in AUTO6 has been designed to minimize on-target off-tumor neurotoxicity associated with GD2 expression at low levels in pain fibers and the brain. Despite the presence of clear CAR T cell activity, no neurotoxicity was observed. The publication also suggests that, whilst AUTO6 is a valid and safe strategy for targeting neuroblastoma, further modifications are required to promote CAR T cell persistence and induce deeper and more durable responses for these patients.
In November 2019, we reported preclinical data of AUTO6NG. Building on AUTO6, in AUTO6NG we introduced additional programming modules in order to help the programmed T cells persist in and withstand the hostile tumor microenvironment. AUTO6NG is a programmed T cell therapy incorporating the GD2-targeted CAR T and RQR8 safety switch from AUTO6 but also incorporating three additional programming modules: (i) an IL7 chimeric cytokine receptor designed to increase persistence, (ii) a dominant negative TGFbRII protein designed to block inhibitor signals from TGFb and (iii) a truncated SHP2 protein designed to block inhibitor signals from PD1. These modules are delivered, or transduced, into the T cells via two viral vectors. Both single- and dual-transduced CAR T cells were evaluated in vitro for anti-tumor activity, cytokine secretion, T cell proliferation, survival, and resistance to immunosuppressive pathways.
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
We presented new preclinical data for AUTO6NG in June 2020 at the AACR Virtual Annual Meeting 2020. GD2 was evaluated as a therapeutic CAR-T target antigen in SCLC. We observed that AUTO6 alone has demonstrated efficacy in an in vitro SCLC model; however, successful tumor targeting alone was not sufficient to drive meaningful in vivo efficacy in the same SCLC model. We presented new preclinical data demonstrating the ability to target GD2 in SCLC cell line models in vitro, and the requirement for enhancing modules, designed to overcome TME suppressive mechanisms, to drive superior in vivo efficacy in a SCLC mouse model. The data suggests that AUTO6NG can overcome the immune suppressive mechanisms in the TME.
We believe these data support the continued development of AUTO6NG, and we expect to initiate a Phase 1/2 clinical trial of AUTO6NG in 2023.
Clinical Development Strategy of AUTO6NG
    GD2 is expressed in numerous pediatric and adult tumors including neuroblastoma, osteosarcoma, soft tissue sarcoma, melanoma, astrocytoma and small cell lung cancer, or SCLC. Initially we are planning to initiate a Phase 1/2 study in patients with neuroblastoma. This trial is expected to commence in 2023.

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
Commercial success in T cell therapies requires a manufacturing process that is reliable, scalable and economical. We have established a manufacturing process that is scalable and serves as a manufacturing platform designed to support rapid development of our programmed T cell therapy product candidates through clinical trial phases and regulatory approval processes. We are using a semi-automated, fully enclosed system for cell manufacturing, which is designed to provide a common platform suitable for manufacturing all of our product candidates. This platform allows for parallel processing having the ability to scale for commercial supply in a controlled environment at an economical cost. We have established a viral vector production and viral transduction process to reduce process variability.
Our manufacturing and logistics process is designed to ensure that product integrity is maintained during shipment along with accurate tracking and tracing of shipments. We are expanding internal manufacturing and supply capabilities as well as the use of expert service providers on maturing our vein-to-vein logistics and our gradual capacity expansion in support of commercial operations.
Our manufacturing and commercialization strategy requires a fully integrated vein-to-vein product delivery cycle. We believe having established manufacturing processes suitable for commercialization early in the development of our T cell therapies will allow us to focus on expanding manufacturing capacity during our clinical trials and early commercial launch needs. Over time, we expect to establish regional manufacturing hubs to meet projected near-, mid- and long-term commercial product requirements for commercialization. The first purpose-built facility is called the Nucleus and has been built in Stevenage, UK. We believe that anticipated future commercial requirements can be met. Our plan is to establish our manufacturing infrastructure in a manner that would ameliorate logistics complexities and costs for all regions going forward.
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
For clinical trial supply, we have established our initial cell and vector manufacturing capacity at the Cell and Gene Therapy Catapult in Stevenage, United Kingdom. We have two cell manufacturing suites capable of supporting clinical supply operations. We also have a vector production suite capable of supplying clinical supplies. The licensure and commercial supply of our cell products will be from the new 70,000 sqft Nucleus facility, which must be inspected and licensed by the appropriate authorities prior to use. The Nucleus will provide multiple clean rooms, QC labs, warehouse and administrative space. The building is being fitted out in a phased manner as demand requires; the initial set of clean rooms was made available to us in November 2022. At full capacity, we expect the Nucleus facility to provide manufacturing capacity for approximately 2,000 batches annually, Additional fallow space for clinical or vector manufacture will also be available if required.
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
    As of December 31, 2022, our patent portfolio is comprised of 83 patent families, of which 19 patent families originated from UCLB, the technology-transfer company of UCL, 3 patent families are in-licensed from Noile-Immune Biotech, Inc., 1 patent family is in-licenced from Oxford University Innovation Limited and 60 patent families we own and have originated from our own research. Of the 19 live patent families that were originally in-licensed from UCL, 18 have now been assigned to Autolus under a Deed of Assignment dated 15 October 2020. Because we have acquired or licensed certain of our patents from UCLB, Noile-Immune Biotech, Inc, and Oxford University Innovation Limited, we must rely on their prior practices with regard to the assignment of such intellectual property. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
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
Our License Agreement with UCL Business Ltd.
In September 2014, we entered into an exclusive license agreement with UCLB, the technology-transfer company of UCL, for the development and commercialization rights to certain T cell programming modules. The license agreement was amended and restated in March 2016 to also include certain development and commercialization rights to improvements and new T cell programming modules. The license agreement was further amended and restated in March 2018 to include a license to AUTO1, for which UCL is conducting Phase 1 clinical trials in pediatric and adult ALL patients. The license agreement was further amended and restated in October 2020 to reflect our election to have various patent rights assigned to us, and to include a license to new technology and further licenses to AUTO1 for which UCL is conducting Phase 1 clinical trials in primary CNS Lymphoma patients. Under the license agreement, subject to certain limitations, exceptions and retained rights of UCLB, we received an exclusive license of certain patent rights and know-how owned by UCLB covering T cell programming modules. The licensed rights cover obe-cel, AUTO4/5 and AUTO6 targeting modules, as well as additional T cell programming modules and technologies, including dual-targeting technology, pattern recognition technology, safety switches (including RQR8), tunable T cells, manufacturing processes as well as certain technology for evading tumor micro-environments. We also have option rights and rights of first negotiation to obtain an exclusive license for development and commercialization rights to certain new T cell programming modules.
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

Under the license agreement, as amended, we are obligated to pay UCLB milestone payments upon the initiation of certain clinical activities in an aggregate amount of £0.18 million, the receipt of specified regulatory approvals in an aggregate amount of £37.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone. Under the terms of the license, we have the right to grant sub-licenses to third parties, subject to certain restrictions. If we receive any income in connection with such sublicenses, we must pay UCLB a percentage of the income allocable to the value of the sublicensed intellectual property rights ranging from low twenties to mid-single digits, decreasing based on the development expenses incurred by us and the passage of time. In 2022, £0.1 million was payable to UCLB by us relating to the income allocable to the value of the sublicensed intellectual property rights. UCLB has retained the right to use the licensed T cell programming modules for academic research purposes at UCL and with other academic institutions, subject to certain restrictions.
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
As mentioned above, we acquired ownership of the majority of the licensed patent rights under the license agreement (with the exception of the RQR8 patent rights) by virtue of a Deed of Assignment from UCLB which was executed in October 2020. Our payment and diligence obligations remain unaffected by the assignment of the licensed patent rights to us.
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
In oncology, it is customary to initially study and launch as a last line agent for use in relapse/refractory patients. Over-time, and based upon further clinical studies, it is then common for products to move earlier in the treatment paradigm, to earlier lines of care. Examples of this are the recent FDA approvals of Yescarta and Breyanzi for second-line treatment in diffuse large B-cell lymphoma. Consequently, as product use is sequenced, physicians make treatment decisions in each line based upon a number of factors such as which products and combinations are registered and reimbursed, response to the treatments used in previous lines of care, the aggressiveness and speed of progression of the tumour and the general health status of the patient.
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
In the indications where autologous CAR T cell therapies are registered, due to their superior efficacy, they are poised to become standard or care. Several companies already have autologous CAR T cell therapies which have been registered by the FDA and/or EMA. These are direct competitors and a summary of the indications in which they are currently registered is given below:

Approved Autologous CAR T Cell Therapies*
Product	Targeting	Company	Indications
Abecma (idecabtagene vicleucel)	BCMA	BMS	Adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy.
Breyanzi (lisocabtagene maraleucel)	CD19	BMS
Adult patients with large B-cell lymphoma (LBCL):
•refractory disease to first-line chemoimmunotherapy or relapse within 12 months of first-line chemoimmunotherapy;
•refractory disease to first-line chemoimmunotherapy or relapse after first-line chemoimmunotherapy and are not eligible for hematopoietic stem cell transplantation (HSCT) due to comorbidities or age
•relapsed or refractory disease after two or more lines of systemic therapy

Carvykti (ciltacabtagene autoleucel)	BCMA	J&J / Janssen Biotech	Adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy.
Kymriah	CD19	Novartis
Patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse

Adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL)

Adult patients with relapsed or refractory follicular lymphoma (FL) after two or more lines of systemic therapy.

Tecartus (brexucabtagene autoleucel)	CD19	Kite Gilead	Adult patients with relapsed or refractory mantle cell lymphoma (MCL). Adult patients with relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL).
Yescarta (axicabtagene ciloleucel)	CD19	Kite Gilead
Adult patients with large B-cell lymphoma that is refractory to first-line chemoimmunotherapy or that relapses within 12 months of first-line chemoimmunotherapy.

Adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL).

Adult patients with relapsed or refractory follicular lymphoma (FL) after two or more lines of systemic therapy.

*Indication based on the USPI
Four of these products, Tecartus and Yescarta from Kite/Gilead, Kymriah from Novartis and Breyanzi from BMS are anti-CD19 CAR T cell therapies, the same class as our lead product obe-cel. However, only Tecartus is approved for use in adult ALL and we hope that obe-cel will be the second approved product in this class. We believe there will be a market for obe-cel in this indication due to its differentiated safety profile when compared to current approved therapies.
Looking to the future, it is possible that companies could take other autologous CAR T cell products forward in adult ALL or allogeneic “off-the-shelf” CAR T cell therapies could be developed which would be considered direct competitors. Allogeneic products are in early development and, because these products are not made from the patient's own cells, they might be more convenient to deliver, without the need to wait for a product to be manufactured (typical manufacturing times for autologous products are currently 18-25 days). However, as of the date of this Annual Report, this class of product has not shown the same levels of durable activity and the products in clinical trials are therefore likely to require periodic repeat dosing as opposed to autologous products, which allow for the therapy to be given as a one-time treatment.

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
•preparation and submission to the FDA of a Biologics License Application, or BLA, for marketing approval that includes substantive evidence of quality, efficacy, and safety from results of nonclinical testing and clinical trials;
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
•potential FDA inspection of the nonclinical study and clinical trial sites that generated the data in support of the BLA;
•payment of user fees for FDA review of the BLA; and
•FDA acceptance, review and approval, of the BLA, which might include review by an advisory committee, a panel typically consisting of independent clinicians and other experts who provide recommendations as to whether the application should be approved and under what conditions.

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
Human clinical trials are typically conducted in three sequential phases, as follows:
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
In some instances, these phases may overlap or even be combined into one study (e.g., Phase 1/2 studies) particularly in case of high medical need and sufficient clinical efficacy and safety of the product phase 2 data may be sufficient for initial approval. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all.
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
Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for approved biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are charged on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
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

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products and some intermediates in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market.
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
Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial. Similar regulations are in place in other jurisdictions.
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

Additionally, we are developing a proprietary diagnostic test for use with certain of our product candidates. The diagnostic test will require separate regulatory approval in addition to the regulatory approval of AUTO4 and AUTO5. Failure to obtain marketing approval for the diagnostic test could prevent us from commercializing either AUTO4 or AUTO5 unless another similar diagnostic test for distinguishing TRBC1-positive and TRBC2-positive T cell lymphomas is commercially available. We will be required to obtain coverage and reimbursement for this test separate and apart from the coverage and reimbursement we seek for AUTO4 and AUTO5, if approved. Similar challenges to obtaining coverage and reimbursement, applicable to our product candidates, will apply to this proprietary diagnostic test.
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
Additionally, the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to annually report to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments or other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers (such as physicians assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals as well as certain ownership and investment interests held by physicians and their immediate family members.
Additionally, similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the data privacy and security of certain protected information, such as the EU GDPR and the UK GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Union and the United Kingdom (including health data).
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
Some states and local jurisdictions require the registration of pharmaceutical sales representatives. State and foreign laws also govern the data privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
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
Recently, there have been a number of health reform measures by the Biden administration that we expect will have a significant impact on the pharmaceutical industry. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. In addition, the IRA (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. On October 14, 2022, the Biden administration released an additional executive order directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.
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
In addition to the IRA, other federal health reform measures have been proposed and adopted in the United States that could impact cell therapy. Most notably, the previous administration supported and promulgated a rule related to value based payment alternatives in the Medicaid program. Medicaid is a jointly run federal and state program that provides health benefits coverage for low-income residents and children. In exchange for broad coverage in Medicaid, drug manufacturers are required to sign a Medicare Drug Rebate agreement which requires them to offer Medicaid programs the “best price” available for a particular product. This “best price” takes into consideration any rebates or concessions manufacturers offer, with some exceptions. The final rule would exempt value-based or outcomes-based payment arrangements from the definition of “best price” which provides manufacturers more flexibility to work with commercial payers and states on innovate payment mechanisms for high-cost cell and gene therapies. While Medicaid is not a significant driver of cell therapy sales it is a bellwether program and one we watch closely.
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
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Under the new Regulation on Clinical Trials, which took effect in January 2022, with a 3-year transition period, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. At the same time as the health authority approval for the new clinical trial is obtained for the respective countries also the ethics committee of the respective countries approve the new clinical trial, during the same approval process. As of January 31, 2023, new clinical trial authorization applications must be submitted centrally under the Clinical Trial Regulation. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees through a centralized application. With the Clinical Trial Regulation increased requirements for making Clinical Trial Applications publicly available are established, some sections may be redacted. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.
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
Pediatric Development
In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA during drug development and, at the latest, before submission of a marketing authorization, and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a full or partial deferral has been granted. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

In the United States, companies developing a new medicinal product must agree to a Pediatric Study Plan, or PSP, with the FDA during development (except for non-oncology medicinal product with an Orphan Drug Designation) and, at the latest, before submission of a marketing authorization application, and must conduct pediatric clinical trials in accordance with that PSP as agreed, unless a deferral or waiver applies (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PSP, unless a waiver applies, or a full or partial deferral has been granted. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PSP are eligible for a six-month extension of marketing exclusivity (pediatric exclusivity).

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
Brexit is influencing the United Kingdom as a place to conduct clinical trials. The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which took effect in January 2022, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union. Updated clinical trial legislation in the United Kingdom was under public consultation in 2022 but the MHRA is yet to publish the outcome of such consultation. Failure of the United Kingdom to closely align its regulations with the European Union may have an effect on the cost of conducting clinical trials in the United Kingdom as opposed to other countries and/or make it harder to seek a marketing authorization for our product candidates on the basis of clinical trials conducted in the United Kingdom.
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
The Retained EU Law (Revocation and Reform) Bill 2022, which is currently progressing through the Parliament of the United Kingdom and seeks to allow the Government of the United Kingdom to repeal or replace certain European Union law that was incorporated into the law of the United Kingdom effective as of the end of the transition period, increases the likelihood of further regulatory divergence between the European Union and United Kingdom, which could lead to further disruption in the trade of goods between the United Kingdom and European Union.
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

D. Property and equipment.
    Our corporate headquarters are located at the Mediaworks, 191 Wood Lane, White City, London W12 7FP, United Kingdom, where we lease 32,673 square feet of office and laboratory space. We entered the lease in November 2018 with a rent-free period at the beginning of the lease term until August 2020. In addition, we have the option to terminate the lease in November 2026.
Our prior corporate headquarters were located in Forest House, White City, London. In September 2015, we entered into a lease consisting of approximately 14,908 square feet of office space in Forest House. In September 2020, the landlord exercised its option to terminate our lease on one year's notice; consequently, the lease terminated in September 2021, at which time the landlord paid us a break-lease fee. This building was vacated in 2021 and all related activity moved to our Mediaworks corporate headquarters.
In September 2017, we executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom, or the Catapult, for a term through May 2021, at which time we renewed the lease. The lease had a six-month rent-free period.
    In October 2018, we entered into a sublease for 27,502 square feet of office space in Rockville, Maryland. On February 27, 2020, we terminated the sublease of this office space and concurrently entered into a direct lease with the building owner for the same premises. The lease is non-cancellable and is scheduled to terminate in March 2025.
In December 2018, we executed an additional lease arrangement with Cell Therapy Catapult Limited for additional manufacturing space at the Catapult for a term through September 2023, at which time we have the option to renew or terminate the lease.

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
In February 2019, we entered into a lease for a manufacturing facility, consisting of approximately 39,558 square feet, in Enfield, United Kingdom. The lease term is 15 years, commencing in February 2019, with an option to terminate the lease in February 2029. We initially planned on initiating manufacturing activities at this facility in 2020; however, following a strategic review of our manufacturing plan, we chose to discontinue the fit-out of manufacturing capability at the Enfield facility in December 2019. In March 2021, one of the units was split in two separate units and the Company surrendered one of those units back to the landlord. In October 2021, we subleased a portion of the facility to third party tenants over lease terms from October 2021 to February 2029 and October 2026, respectively.
In addition, in May 2020, we executed an arrangement with Cell Therapy Catapult Limited to lease a third manufacturing suite at the Catapult for a term through April 2024. In July 2022 we and Cell Therapy Catapult Limited mutually agreed: (i) to extend the lease term of a manufacturing suite leased by us from April 2024 to February 2025, and (ii) to reduce the lease term of a different manufacturing suite leased by us from July 2024 to June 2023.
In September 2021, we entered into an arrangement with Forge Life Sciences Nominee, an affiliate of the Reef Group, for the design, construction and lease of a new manufacturing facility in Stevenage, UK. The 70,000 square foot facility is being built by Merit Holdings Limited as general contractor. Under our arrangement, the landlord will lease the facility to us on agreed terms, upon satisfaction of certain conditions and completion of construction. In November 2022, the landlord provided access to the first of three clean rooms in the facility, thus meeting the definition of a lease in accordance to ASC 842. The remaining portion of the facility will be handed over by the landlord upon satisfaction of certain conditions and completion of the remaining construction. On full fit out, this new manufacturing facility will have a cGMP cell manufacturing capacity of approximately 2,000 batches a year. We anticipate that the size and layout of the new facility will allow for further increases in this capacity.
In order to commence the scale up of manufacturing capability, an administrative office and training facility was set up at Unit 10, Gateway 1000, Arlington Business Park in Stevenage adjacent to the Catapult facility on the GSK Campus. This office and training space is essential for staff augmentation and cell manufacturing and quality control training in support of our new manufacturing facility fit out and manufacturing commencement. The current lease expires in 2025, when the unit is likely to be vacated and all staff relocated to the new facility.
In order to support local activities, we hold a short-term lease office in Basel, which currently expires in January 2024, and a similar lease for an office in Munich to support our commercial presence, which is renewed annually.
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

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with U.S. GAAP. All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated balance sheets as of December 31, 2022 and 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2090 and £1.00 to $1.3510, respectively. Our consolidated statements of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, have been translated from pounds sterling to U.S. dollars at the rate of £1.00 to $1.2374, £1.00 to $1.3755 and £1.00 to $1.2862, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

A.Operating results.
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
Recent Developments
Obe-cel updates:
Obecabtagene autoleucel (obe-cel) in relapsed / refractory (r/r) adult ALL – FELIX Trial
In December 2022, we announced the presentation of our interim analysis from the pivotal FELIX Phase 2 clinical trial, and that we met our primary endpoint. We expect data from the FELIX study to form the basis of a BLA submission for obe-cel to the FDA at the end of 2023. We expect to present longer term follow up data from the FELIX study at the 65th ASH Annual Meeting in late 2023 as well as at additional medical conferences in the first half of 2024.
Updates regarding obe-cel trials in collaboration with University College London
•Obe-cel in r/r adult B-ALL patients – Phase 1 ALLCAR19 Trial
We presented long term follow-up data from the Phase 1 ALLCAR19 Trial at the 64th ASH Annual Meeting in December 2022, which demonstrated that 35% of adult B-ALL patients in the study remained in complete remission at a median follow up of three years without the need for additional anti-leukemia therapy. We expects to announce additional data from this trial in 2023.
•Obe-cel in r/r B-NHL and CLL patients – Phase 1 ALLCAR19 Extension Trial
We presented data at the 64th ASH Annual Meeting in December 2022 which demonstrated the potentially best-in-class profile of obe-cel supported by the data observed in B-cell non-Hodgkin lymphoma (NHL), with continued high levels of clinical activity paired with an encouraging tolerability profile across diffuse large B-cell lymphoma (DLBCL), mantle cell lymphoma (MCL), follicular lymphoma (FL) and chronic lymphocytic leukemia (CLL). We continue to enroll patients in this trial, and and expect to announce additional data from the trial in 2023.
•Obe-cel in Primary CNS Lymphoma patients – Phase 1 CAROUSEL Trial
Data presented at the EHA 2022 Congress in June 2022 demonstrated first activity in Primary CNS Lymphoma. We continue to enroll patients in the trial, and we expect to announce additional data from the trial in 2023.
•AUTO1/22 in pediatric B-ALL patients – Phase 1 CARPALL Trial
Data were presented at the 64th ASH Annual Meeting in December 2022 by our UCL collaborators, which showed encouraging response rates in patients ineligible for commercial CAR T therapy, with 83% of patients achieving minimal residual disease  (MRD) negative complete responses (CRs). Importantly, there were no observed antigen negative relapses. We expect to announce additional data from the trial in 2023.
Update Regarding Early-stage Pipeline
•AUTO4 in T Cell Lymphoma patients – Phase 1/2 LibrA T1 Trial
We have worked to optimize the manufacturing process for AUTO4, and are enrolling additional patients into the LibrA T1 Trial to test this manufacturing change. Data presented at the 64th ASH Annual Meeting in December 2022 demonstrated that some patients have experienced durable metabolic CRs, including one patient up to the one-year mark. We expect to announce additional data from the trial in 2023.
•AUTO8 in Multiple Myeloma – Phase 1 MCARTY Trial
AUTO8 is next-generation product candidate for multiple myeloma, which comprises two independent CARs for the multiple myeloma targets, BCMA and CD19. In collaboration with UCL, we initiated a trial in the first quarter of 2022. Patient enrollment is ongoing, and initial data is expected to be reported in 2023.
•AUTO6NG in Neuroblastoma
AUTO6NG contains a CAR that targets GD2 alongside additional programming modules to enhance the activity and persistence. In collaboration with UCL, we are planning on initiating a clinical trial of AUTO6NG in 2023.

Since our inception, we have incurred significant operating losses. For the years ended December 31, 2022, 2021, and 2020, we incurred net losses of $148.8 million, $142.1 million, and $142.1 million, respectively. As of December 31, 2022, we had an accumulated deficit of $670.2 million.
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
Based on our current clinical development plans, we believe our existing cash and cash equivalents of $382.4 million at December 31, 2022, will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next twelve months from the date of this Annual Report. The forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based these estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate. Management does not know whether additional financing will be on terms favorable or acceptable to us when needed, if at all. If adequate additional funds are not available when required, or if we are unsuccessful in entering into partnership agreements for further development of our product candidates, management may need to curtail its development efforts and planned operations.
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
We have no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from license agreements. During the year ended December 31, 2022, we entered into a small number of license agreements which included non-refundable upfront license fees, options for future commercial licenses, payments based upon achievement of clinical development and regulatory objectives, payments based upon achievement of certain levels of product sales, and royalties on licensed product sales.
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

Operating Expenses
Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development expenditure tax credits provided by His Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:
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
Interest Expense
Interest expense consists primarily of non-cash interest expense arising from amortization of the liability related to future royalties and sales milestones, pursuant to our Collaboration Agreement with Blackstone, using the effective interest rate method. On a quarterly basis, we assess the expected present value of the future Blackstone Development payment which may be received by us and future royalties and sales milestone payments to Blackstone which may be paid by us. To the extent the amount or timing of such receipts or payments is materially different than our previous estimates we record a cumulative catch-up adjustment to the liability related to future royalties and sales milestones. The adjustment to the carrying amount is recognized as an adjustment to finance expense in the period in which the change in estimate occurred.
Interest Income
Interest income consists primarily of interest received from banks on our cash and cash equivalents balances. We invest funds in a variety of short-term interest-bearing instruments.
Income Tax Benefit
We are subject to corporate taxation in the United Kingdom, United States, Germany and Switzerland. Due to the nature of our business, we have generated losses since inception. Our income tax benefit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The UK Government recently enacted changes which reduce the potential cash rebate under the SME regime to 18.6% for qualifying expenditure incurred on or after April 1, 2023. The net tax benefit of the RDEC reflected in our financial statements for the year ended December 31, 2022 and 2021, was 10.5%, respectively.

Following recent enacted changes by the UK Government the net tax benefit of the RDEC for qualifying expenditure incurred on or after April 1, 2023 has been increased to 15%. We currently meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. We may not be able to continue in the future to qualify as a small or medium-sized enterprise under the SME Program, based on size criteria concerning employee headcount, turnover and gross assets. If we cease to qualify under the SME regime we may make a claim under the RDEC regime. It should be noted, however, that the types of qualifying expenditure in respect of which we may make claims under the RDEC Program are more restricted than under the SME Program (for example, it may be the case that certain subcontracted costs in respect of which claims may be made under the SME Program do not qualify for relief under the RDEC Program).
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of United Kingdom taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the U.K. of $320.8 million at December 31, 2022 and $278.6 million at December 31, 2021. No deferred tax assets are recognized on our U.K. losses and tax credit carryforwards because there is currently no indication that we will make sufficient taxable profits to utilize these tax losses and tax credit carryforwards. We carry a $2.1 million deferred tax asset balance related to the U.S. entity at December 31, 2022. We have recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The UK government announced that the rate of corporation tax would increase to 25% in 2023, with lower rates and tapered relief to be applied to companies with profits below £250,000.
In the event we generate profits in the future, we may benefit from the United Kingdom “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.
Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.
Results of Operations
Comparison of Years Ended December 31, 2022 and 2021
The following table summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands).

	Year Ended December 31,
	2022	2021	Change
Grant income	$166	$823	$(657)
License revenue	6,194	1,507	4,687
Operating expenses:
Research and development	(141,992)	(134,789)	(7,203)
General and administrative	(31,899)	(31,865)	(34)
Loss on disposal of leasehold improvements	(515)	(676)	161
Total operating expenses, net	(168,046)	(165,000)	(3,046)
Other income (expense):
Interest income	1,708	262	1,446
Interest expense	(8,905)	(1,105)	(7,800)
Other income (expense)	2,038	(145)	2,183
Total other expense, net	(5,159)	(988)	(4,171)
Net loss before income tax	(173,205)	(165,988)	(7,217)
Income tax benefit	24,366	23,892	474
Net loss attributable to ordinary shareholders	$(148,839)	$(142,096)	$(6,743)
Grant Income
Grant income decreased to $0.2 million for the year ended December 31, 2022 from $0.8 million for the year ended December 31, 2021. The decrease in grant income of $0.6 million was due to a corresponding decrease in reimbursable expenditures.

License Revenue
License revenue increased to $6.2 million for the year ended December 31, 2022, primarily due to a third party, Moderna Therapeutics, exercising its option to license certain of our intellectual property, which triggered an option exercise fee, and our entry into a license agreement with Bristol Myers Squibb which included recognition of a nonrefundable upfront payment. During the year ended December 31, 2021, we recognized $1.5 million of license revenue relating to the grant of the license to Moderna.
Research and Development Expenses
The following tables provide additional detail on our research and development expenses (in thousands):

	Year Ended December 31,
	2022	2021	Change
	(unaudited in thousands)
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$42,597	$27,135	$15,462
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	2,920	4,244	(1,324)
Total direct research and development expense	45,517	31,379	14,138

Research and development expense and unallocated costs:
Personnel related (including share-based compensation)	53,762	54,228	(466)
Indirect research and development expense	42,713	49,182	(6,469)
Total research and development expenses	$141,992	$134,789	$7,203

Research and development expenses increased by $7.2 million to $142.0 million for the year ended December 31, 2022 from $134.8 million for the year ended December 31, 2021 primarily due to:
•an increase of $11.6 million in clinical costs and manufacturing costs primarily relating to our obe-cel clinical product candidate,
•an increase of $0.4 million in legal fees and professional consulting fees in relation to our research and development activities,
•an increase of $0.2 million related to the development of our information technology infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations,
•an increase of $0.2 million in cell logistics costs,
•a decrease of $3.7 million in facilities costs related to the termination and closure of our US manufacturing facility in 2021 and a shift in our overall manufacturing strategy,
•a decrease of $0.9 million in depreciation and amortization related to property and equipment and intangible assets, and
•a decrease of $0.6 million in salaries and other employment costs including share-based compensation expenses, which is mainly due to lower exchange rates used upon consolidation for the year ended December 31, 2022 compared to the year ended December 31, 2021, offset by an increase in employee headcount engaged in research and development activities.

General and Administrative Expenses
General and administrative expenses remained consistent at $31.9 million for the year ended December 31, 2022 and 2021, respectively primarily due to:
•an increase of $1.4 million, in salaries and other employment costs including share-based compensation expenses, is mainly driven by an increase in the average number of employees engaged in general and administrative activities;
•an increase of $0.3 million primarily related to information technology costs;
•a net increase of $0.1 million in legal fees and professional consulting fees in relation to our general and administrative activities, which is offset against lower cost for director and officer insurance;
•a decrease of $1.0 million of commercial preparation costs due to the timing of related activities;
•a decrease of $0.4 million in facilities costs related to the termination of certain lease agreements in the prior year; and
•a decrease of $0.4 million in depreciation and amortization related to property and equipment and intangible assets.
Loss on Disposal of Leasehold Improvements
We incurred a loss on disposal of leasehold improvements of $0.5 million related to those leasehold improvements which are no longer being utilized at one of our Cell Therapy Catapult Limited leased facilities in Stevenage, United Kingdom for the year ended December 31, 2022. For the year ended December 31, 2021, we incurred a loss on disposal of leasehold improvements of $0.7 million related to the leasehold improvements no longer being utilized in the facility in White City, London, United Kingdom.
Interest Income
Interest income increased to $1.7 million for the year ended December 31, 2022, as compared to $0.3 million for the year ended December 31, 2021. The increase in interest income of $1.4 million primarily relates to the increase in interest rates on our interest-bearing bank accounts and short-term investments during the year ended December 31, 2022 as compared to the prior year.
Interest Expense
Interest expense increased to $8.9 million for the year ended December 31, 2022 as compared to $1.1 million for the year ended December 31, 2021. Interest expense is primarily related to the liability for future royalties and sales milestones, net which arose upon the execution of our strategic collaboration and financing agreement with Blackstone in November 2021. The increase in interest expense for the year ended December 31, 2022 is primarily driven by the full year of the liability related to the Blackstone collaboration in 2022 compared to a partial year liability accrued in 2021.
Other Income (Expense), Net
Other income (expense), net, increased to an income of $2.0 million for the year ended December 31, 2022 from an expense of $0.1 million for the year ended December 31, 2021. During the year ended December 31, 2022, we recognized a foreign exchange gain of $1.7 million, sublease income of $0.2 million and other income of $0.1 million. This compares to an expense of $0.1 million for the year ended December 31, 2021 which included a foreign exchange loss of $2.2 million offset by a gain on lease terminations of $2.0 million and other income of $0.1 million.
Income Tax Benefit
Income tax benefit increased to $24.4 million for the year ended December 31, 2022 from $23.9 million for the year ended December 31, 2021 due to an increase in qualifying research and development expenditures for the period.

Comparison of Years Ended December 31, 2021 and 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020 (in thousands).

	Year Ended December 31,
	2021	2020	Change
Grant income	$823	$1,473	$(650)
License revenue	1,507	242	1,265
Operating expenses:
Research and development	(134,789)	(134,888)	99
General and administrative	(31,865)	(34,972)	3,107
Loss on disposal of leasehold improvements	(676)	—	(676)
Total operating expenses, net	(165,000)	(168,145)	3,145
Other income (expense):
Interest income	262	536	(274)
Other (expense) income	(145)	1,352	(1,497)
Interest expense	(1,105)	—	(1,105)
Total other (expense) income, net	(988)	1,888	(2,876)
Net loss before income tax	(165,988)	(166,257)	269
Income tax benefit	23,892	24,163	(271)
Net loss attributable to ordinary shareholders	$(142,096)	$(142,094)	$(2)
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
Research and Development Expenses
The following table summarizes our research and development expenses incurred by program:

	Year Ended December 31,		2021-2020
	2021	2020	Change
	(unaudited, in thousands)
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$27,135	$29,335	$(2,200)
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	4,244	3,366	878
Total direct research and development expense	$31,379	$32,701	$(1,322)

Research and development expense and unallocated costs:
Personnel related (including share-based compensation)	54,228	58,171	(3,943)
Indirect research and development expense	49,182	44,016	5,166
Total research and development expenses	$134,789	$134,888	$(99)

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
Non-cash costs, representing depreciation and amortization and share-based compensation, decreased to $13.4 million for the year ended December 31, 2021 from $18.1 million for the year ended December 31, 2020. The $4.7 million decrease of non-cash costs is related to a decrease of $7.7 million share-based compensation expense as a result of a lower fair value of options recognized during the period and due to the reduction in workforce that was initiated during the first quarter of 2021, offset by a $3.0 million increase in depreciation and amortization expense.
General and Administrative Expenses
General and administrative expenses decreased to $31.9 million for the year ended December 31, 2021 from $35.0 million for the year ended December 31, 2020. Cash costs, which exclude depreciation as well as share-based compensation decreased to $26.7 million from $27.4 million. There were decreases of $0.7 million of costs due to (i) a decrease of $0.8 million in expenses relating to our commercial preparation costs, (ii) a decreases of $0.6 million in employee compensation expense due to reduction in headcount during the first quarter of 2021 and lower retention costs, (iii) a decrease of $0.5 million in facilities cost, and (iv) a decrease of $0.1 million in other general administration expenses, offset by increases in director and officer insurance in IT infrastructure and support for information systems of $1.0 million and $0.3 million, respectively.
Non-cash costs, representing depreciation and amortization and share-based compensation, decreased to $5.2 million for the year ended December 31, 2022 from $7.6 million for the year ended December 31, 2021. The $2.4 million decrease of non-cash costs is mainly attributed to lower share-based compensation expenses as a result of the lower fair value of options recognized during the period and due to a reduction in workforce that was initiated during the first quarter of 2021.
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
Interest expense
Interest expense increased to $1.1 million for the year ended December 31, 2021 and relates to the liability relating to future royalties and sales milestones which arose upon entering into our strategic collaboration and financing agreement with Blackstone, in November 2021.

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
B. Liquidity and capital resources.
Since our inception, we have not generated any commercial product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative expenses may increase in connection with our planned research, clinical development and potential commercialization activities. As a result, we will need significant additional capital to fund our operations until such time as we can generate significant revenue from product sales.
We do not currently have any approved products and have never generated any commercial revenue from product sales. We have funded our operations to date primarily with proceeds from government grants, sales of our equity securities, through public offerings and sales pursuant to our at-the market-facility, U.K. research and development tax credits and receipts from the U.K. RDEC Scheme, out-licensing arrangements and strategic collaboration and financing agreements. From our inception in 2014 through December 31, 2022, we have raised $1.1 billion from these capital sources.
As of December 31, 2022, we had cash and cash equivalents on hand of $382.4 million.
Cash Flows
The following table summarizes our cash flows for each of the periods presented (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net cash used in operating activities	$(112,308)	$(117,861)	$(117,758)
Net cash used in investing activities	(10,841)	(8,857)	(14,681)
Net cash provided by financing activities	223,610	284,063	74,415
Effect of exchange rate changes on cash and restricted cash	(28,376)	(754)	679
Net increase (decrease) in cash and restricted cash	$72,085	$156,591	$(57,345)
Net Cash Used in Operating Activities
During the year ended December 31, 2022, operating activities used $112.3 million of cash, resulting from our net loss of $148.8 million, and net cash used resulting from changes in our operating assets and liabilities of $4.0 million, and by non-cash charges of $32.6 million. The non-cash charges related to share-based compensation of $12.0 million, depreciation and amortization of $7.4 million, non-cash interest expense and cumulative catch-up adjustment of $8.9 million, foreign exchange differences of $4.0 million and loss on disposal of leasehold improvements of $0.5 million which is offset by a deferred tax movement of $0.3 million. Net cash used in operating activities resulting from changes in our operating assets and liabilities for the year ended December 31, 2022 consisted primarily of a $10.8 million increase in prepaid expenses and other current and non-current assets and an increase in accrued expenses and other liabilities of $16.0 million, offset by a decrease in a $1.3 million in right of use assets from amortization and operating lease liabilities, net.
During the year ended December 31, 2021, operating activities used $117.9 million of cash, resulting from our net loss of $142.1 million, offset by net cash used resulting from changes in our operating assets and liabilities of $4.1 million and by non-cash charges of $20.1 million. The non-cash charges primarily related to share-based compensation of $9.9 million, depreciation and amortization of $8.5 million, non-cash interest expense of $1.1 million and loss on disposal of leasehold improvements of $0.7 million which is offset by a deferred tax movement of $0.1 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2021, consisted primarily of a $6.1 million decrease in prepaid expenses and other assets and current and non-current and $0.6 million decrease in long term deposits, offset by a decrease of $3.8 million in accounts payable and accrued expenses and other liabilities.

During the year ended December 31, 2020, operating activities used $117.8 million of cash, resulting from our net loss of $142.1 million, offset by net cash used resulting from changes in our operating assets and liabilities of $1.4 million and by non-cash charges of $22.9 million. The non-cash charges primarily related to share-based compensation of $20.1 million and depreciation of $5.7 million, offset by a gain on lease incentive of $1.3 million and a gain on lease termination of $0.2 million. Net cash used resulting from changes in our operating assets and liabilities for the year ended December 31, 2020 consisted primarily of a $5.3 million increase in prepaid expenses and other assets, current and non-current assets and $0.5 million increase in long term deposits, offset in part by a $7.0 million increase in accounts payable and accrued expenses and other liabilities.
Net Cash Used in Investing Activities
During the years ended December 31, 2022, 2021, and 2020, we used $10.8 million, $8.9 million and $14.7 million, respectively, of cash in investing activities, which consisted primarily of purchases of property and equipment.
Net Cash Provided by Financing Activities
During the year ended December 31, 2022, net cash provided by financing activities was $223.6 million, consisting of net cash proceeds from our December underwritten public offering of $153.5 million, and $70.0 million from two development milestone payments in accordance with our collaboration and strategic financing with Blackstone. We also received cash proceeds of $0.1 million from the exercise of share options.
During the year ended December 31, 2021, net cash provided by financing activities was $284.1 million, consisting primarily of net cash proceeds of $147.6 million from our November 2021 private placement and strategic financing with Blackstone and $106.9 million from our February 2021 follow-on equity capital raise. We also raised net cash proceeds of $29.6 million through sales pursuant to our Open Market Sales Agreement with Jefferies LLC.
During the year ended December 31, 2020, net cash provided by financing activities was $74.4 million, consisting of net cash proceeds from our January 2020 follow-on capital raise.
Cash Denomination
The following table reflects unrestricted cash denominations in U.S. dollars and pound sterling as of (in thousands):

	December 31,
	2022	2021
Total cash and cash equivalents held	$382,436	$310,338

U.S. dollars	$199,809	$168,093
Pound sterling*	£151,326	£105,285
* Pound sterling amount disclosed include immaterial amounts of Swiss franc and Euro account balances.
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

Based on our current clinical development plans, we believe our existing cash and cash equivalents of $382.4 million at December 31, 2022, will enable us to fund our current and planned operating expenses and capital expenditure requirements for at least 12 months from the issuance of our annual report. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
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
Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs primarily through equity offerings, U.K. research and development tax credits and receipts from the U.K. RDEC Scheme, out-licensing arrangements, strategic collaboration and financing agreements. To the extent that we raise additional capital through the sale of equity, your ownership interest will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.
Lease, Purchase, and Other Obligations
We have operating lease obligations related to our property, plant and equipment. The details of these leases are disclosed in Item 4D. "Property, Plant and Equipment." within this annual report. The obligations related to both short- and long-term lease arrangements is set forth in Note 15 "Leases" and Note 16, "Commitment and Contingencies" to our consolidated financial statements appearing at the end of this Annual Report.
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
We have contingent payment obligations that we may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we may be required to make under our license agreements with UCLB, Noile-Immune Biotech and Adaptive and our collaboration agreement with Blackstone; however, timing and likelihood of such payments are not known as of December 31, 2022.

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
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are entitled to rely on certain exemptions as an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2023, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
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

We recognize compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that contain both performance and service conditions, we recognize share-based compensation expense ratably over the requisite service period when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance condition as of the reporting date. For performance conditions related to regulatory approvals those regulatory approvals are deemed probable when actually achieved.
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
Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 4.5 years. Therefore, we estimate the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.
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
Non-cash interest expense and liability related to future royalties and sales milestones, net and cumulative catch-up adjustments
We accounted for the Blackstone Collaboration Agreement as a liability. The liability related to future royalties and sales milestones, net and the related non-cash interest expense are measured based on our current estimates of the timing and amount of expected future royalty and milestone payments expected to be paid and the Blackstone Development Payments expected to be received over the estimated term of the agreement.
The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement. Each reporting period we assess the estimated probability, timing and amount of the future expected royalty, sales milestone payments and the Blackstone Development Payment over the estimated term. If there are changes to the estimates, we recognize the impact to the liability’s amortization schedule and the related non-cash interest expense using the catch-up method.
Our estimate of the probability, timing and amount of expected future royalties and sales milestones to be paid by us and Blackstone development payment to be paid to us, considers significant unobservable inputs. These inputs include regulatory approval, the estimated patient population, estimated selling price, estimated sales, estimated peak sales and sales ramp, timing of the expected launch and its impact on the royalties as well as the overall probability of a success. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the agreements.
The carrying amount of the Blackstone Collaboration Agreement liability is based on our estimate of the future royalties and sales milestones to be paid to Blackstone by us and the Blackstone Development payment to be received over the life of the arrangement as discounted using the initial effective interest rate. The excess estimated present value of future royalty and sales milestone payments and the future Blackstone Development Payment received over the carrying amount is recognized as a cumulative catch-up adjustment within interest expense using the effective interest rate method.

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
Expected volatility.  We lack company-specific historical and implied volatility information for our ADSs for expected terms greater than 4.5 years. Therefore, we use a combination of the historical volatility of our ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded security price.
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
Item 6. Directors, Senior Management and Employees
A.Directors and senior management.
The following table sets forth information regarding members of our senior management and our directors, including their ages as of March 1, 2023.

NAME	AGE	POSITION(S)
Senior Management:
Christian Itin, Ph.D.	58	Chief Executive Officer and Director
Lucinda Crabtree, Ph.D.	43	Senior Vice President, Chief Financial Officer
Martin Pulé, MBBS	50	Senior Vice President, Founder, Chief Scientific Officer
Christopher Vann	58	Senior Vice President, Chief Operating Officer
David Brochu	67	Senior Vice President, Chief Technical Officer
Edgar Braendle, M.D.	63	Senior Vice President, Chief Development Officer
Brent Rice	57	Senior Vice President, Chief Commercial Officer

Non-Executive Directors:
John Johnson*	65	Chairman of the Board of Directors
Joseph Anderson, Ph.D.	63	Director
Linda Bain	52	Director
John Berriman	74	Director
Cynthia Butitta	68	Director
Kapil Dhingra, M.D.	63	Director
Martin Murphy, Ph.D.	54	Director
William Young, Ph.D.	78	Director
* Mr. Johnson has notified the Company of his intention not to stand for re-election at our 2023 Annual General Meeting of Shareholders.

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
Lucinda Crabtree, Ph.D, joined us in January 2020 and has served as Chief Financial Officer since April 2022. Her prior roles with us include serving as our Senior Vice President, Finance, Business Strategy and Planning and Vice President, Investor Relations and Corporate Communications. Dr. Crabtree oversaw our public offerings of American Depositary Shares in 2020 and 2021 and was a key contributor in closing the Blackstone transaction in November 2021. Prior to joining us, between September 2015 and January 2020, Dr. Crabtree served as a Senior Investment Analyst at Woodford Investment Management. Dr. Crabtree has also held roles at Grunenthal Group and AstraZeneca. She holds a first-class B.S. in Physiology and Pharmacology from University College London and a Ph.D. in Pharmacology from University College London.
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
Edgar Braendle, M.D., has served as our Chief Development Officer since July 2021. Prior to joining us, he served as Chief Medical Officer and Global Head of Development at Sumitomo Dainippon Pharma Oncology (SDPO) from July 2020 to July 2021, where he was responsible for leading the global oncology development programs. Prior to then, from October 2017 until July 2020, Dr. Braendle served as Executive Vice President, Head of Research and Development and Chief Medical Officer at Boston Biomedical Inc., and served as President and Chief Executive Officer of ARUP Laboratories, a national clinical and anatomic pathology reference laboratory, from August 2016 to October 2017. Prior to this, he spent more than a decade at Novartis, where he served in various positions of increasing responsibility, most recently as Senior Vice President and Global Head of Companion Diagnostics leading the company's precision medicine approach. In an earlier role as Vice President, Global Head of Oncology Biologics, Dr. Braendle led the development of oncology biologics in early to late stages. He started his industry career at Schering AG. Dr. Braendle has a M.D and training in hematologic malignancies and solid tumor oncology, pharmacology and urology at the University of Aachen, University of Bonn, and the University of Ulm in Germany.

Brent Rice has served as our Senior Vice President, Chief Commercial Officer since December 2021, having previously served as our Vice President, Chief Commercial Officer (US) from June 2020 to December 2021 and our Vice President, Global Market Access from October 2018 to June 2020. Previously, Brent served as the Head of Managed Markets for Juno Therapeutics, from November 2017 to August 2018, where he was responsible for building their Payer, Access and Reimbursement strategy and capability. Prior to joining Juno Therapeutics, Brent spent 18 years with Amgen from December 1999 to October 2017 in positions of escalating responsibility, where he was recognized as a strong cross-functional leader supporting Amgen’s portfolio of products through innovative partnerships and life cycle management. Brent holds a B.A. in Russian Studies from the University of California at Los Angeles and an M.B.A. from the University of Denver.
Non-Executive Directors
John H. Johnson was appointed as our Chairman of the board of directors in September 2021. Mr. Johnson has indicated his intention not to stand for re-election at our 2023 Annual General Meeting of Shareholders. Since May 2022, he has served as the Chief Executive Officer and a non-executive director of Reaction Biology, a provider of drug discovery services. Previously, he served as Chief Executive Officer of Strongbridge Biopharma plc, between July 2020 and October 2021, until its acquisition by Xeris Biopharma Holdings. Since October 2021, he has served as a non-executive director for Xeris. He previously served as Strongbridge’s Chairman of the board of directors from March 2015 until November 2019 and Executive Chairman from November 2019 until July 2020. Additionally, he has served as a member of the board of directors of Verastem, Inc. since April 2020, and Axogen, Inc. since July 2021. Mr. Johnson recently served as a board member of Melinta Pharmaceuticals, Inc. through September 2019, having served as Chief Executive Officer from February 2019 through August 2019 and as interim Chief Executive Officer from October 2018 through February 2019. Mr. Johnson is the former lead independent director of Sucampo Pharmaceuticals, Inc., from January 2016 until February 2018, and a former director of Histogenics Corporation, from November 2013 until February 2019, AVEO Pharmaceuticals, Inc., from February 2018 until February 2019, and Portola Pharmaceuticals, Inc., from March 2014 until July 2020. From July to November 2018, Mr. Johnson served as an interim executive officer of Portola. He is a recognized leader in the biopharmaceutical industry with more than 30 years of experience at leading global organizations, including Johnson & Johnson, Eli Lilly & Company, ImClone, and Pfizer, Inc. John previously served on the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA), the Health Section Governing Board of Biotechnology Industry Organizations (BIO), and BioNJ, and holds a BS from the East Stroudsburg University of Pennsylvania. We believe that Mr. Johnson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.
Joseph Anderson, Ph.D. has served on our board of directors since February 2016. He is a Partner in Sofinnova Partners, which he joined in October 2020. Previously, he served as the chief executive officer and a member of the board of directors of Arix Bioscience plc, a global life sciences company, where he held similar positions since January 2016. He has founded and managed public equity funds and served as a member of the following boards of directors: Algeta ASA (acquired by Bayer AG) from 2009 to 2013, Amarin plc from October 2009 to 2013, Cytos Biotechnology Ltd, a biotechnology company, from 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016, and Epigenomics AG from 2012 to 2014. He was a partner at Abingworth LLP, an international investment group dedicated to the life sciences and healthcare sectors, from January 2004 through December 2015. From October 1999 through December 2003, Dr. Anderson was previously at First State Investments in London, part of the Commonwealth Bank of Australia, where he was head of global healthcare equities and portfolio manager. Prior to this, he was a pharmaceuticals analyst at investment bank, Dresdner Kleinwort Benson from June 1998 through October 1999. From 1990 to 1998, Dr. Anderson established and was head of the strategy unit at The Wellcome Trust, one of the world’s largest medical foundations. Dr. Anderson holds a Ph.D. in Biochemistry from the University of Aston and a B.S. in Biological Science from Queen Mary College, University of London. We believe that Dr. Anderson is qualified to serve on our board of directors because of his extensive experience serving on boards of directors of life science companies.
Linda Bain has served on our board of directors since June 2018. She currently serves as the Chief Financial Ffficer of Codiak BioSciences, Inc., a position she has held since December 2015. She has also served as a non-executive director of Arvinas, Inc. since June 2020 and Hemab Therapeutics since January 2022. Between July 2021 and September 2022, Ms. Bain also served as a non-executive director for VBI Vaccines, Inc. Prior to joining Codiak, Ms. Bain served as the Chief Financial Officer and treasurer of Avalanche Biotechnologies, Inc. from April 2014 until November 2015. Previously, Ms. Bain served at Bluebird bio, Inc., a gene therapy biotechnology company, as vice president of finance and business operations from October 2011 to March 2014, and Chief Accounting officer and treasurer from June 2013 to March 2014. From September 2008 to September 2011, Ms. Bain served as Vice President of Finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments, and from May 2000 to September 2007, she held a number of positions at AstraZeneca plc. She received her B.S. degree in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa. Ms. Bain is a certified public accountant. We believe that Ms. Bain is qualified to serve on our board of directors because of her extensive experience in our industry, her background in accounting and finance and her leadership skills.

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
Kapil Dhingra, M.D. has served on our board of directors since August 2014. Dr. Dhingra currently serves as the managing member of KAPital Consulting, LLC, a healthcare consulting firm he founded in June 2008. Dr. Dhingra has over 30 years of experience in oncology clinical research and drug development. From 1999 to 2008, Dr. Dhingra worked at Hoffmann-La Roche,where he served in roles of increasing responsibility, most recently as vice president, head of the oncology disease biology leadership team and head of oncology clinical development. From 2000 to 2008, he held a clinical affiliate appointment at Memorial Sloan Kettering Cancer Center. From 1996 to 1999, Dr. Dhingra worked at Eli Lilly and Company where he served in roles of increasing responsibility, most recently as senior clinical research physician. Dr. Dhingra also served as a clinical associate professor of medicine at the Indiana University School of Medicine from 1997 to 1999. Prior to Eli Lilly and Company, Dr. Dhingra was a member of the faculty of the MD Anderson Cancer Center of the University of Texas from 1989 to 1996. Dr. Dhingra has served on the boards of directors of LAVA Therapeutics BV since February 2021, Black Diamond Therapeutics since January 2021, Replimune Limited since July 2017, Median Technologies, a medical imaging software company, since June 2017, and Mariana Oncology (previously known as Curie Therapeutics) since January 2022. Dr. Dhingra previously served as a member of the boards of directors of BioVex from 2009 until its acquisition by Amgen Inc. in 2011, Micromet, Inc. from February 2009 until its acquisition by Amgen Inc. in 2012, YM Biosciences Inc. from 2012 until its acquisition by Gilead Sciences, Inc. in February 2013, Algeta ASA from 2010 until its acquisition by Bayer in March 2014 and EpiTherapeutics ApS from January 2014 until its acquisition by Gilead in May 2015, Advanced Accelerator Applications S.A., a pharmaceutical company, from April 2014 until its acquisition by Novartis in January 2018, Exosome Diagnostics from 2012 until its acquisition by Bio-Techne Corporation in August 2018, and Five Prime Therapeutics, Inc., a biotechnology company, from December 2015 until its acquisition by Amgen in April 2021. Dr. Dhingra holds an M.D. from the All India Institute of Medical Services in New Delhi, India and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center of New York Medical College and Emory University School of Medicine. We believe that Dr. Dhingra is qualified to serve on our board of directors because of his extensive experience in executive positions with several pharmaceutical companies and in the clinical development of pharmaceuticals in several therapeutic areas, including in oncology, and his experience serving on the boards of numerous publicly traded life science companies.
Martin Murphy, Ph.D. has served on our board of directors since September 2014. He currently serves as Chair of Syncona Investment Management Limited, part of the global life science company Syncona Ltd. Previously, he served as the chief executive officer of Syncona Investment Management Limited until December 2022, and founded Syncona Partners LLP and served as its chief executive officer from May 2012 to December 2016. Prior to that, he was a partner at MVM Life Science Partners LLP, a venture capital company focused on life science and healthcare investments, from 2003 to 2012. During his time at MVM, Dr. Murphy was a member of the management and investment committees and led MVM’s European operations. Before MVM, Dr. Murphy worked at 3i Group plc and McKinsey & Company. He has a Ph.D. in Biochemistry from the University of Cambridge. We believe that Dr. Murphy is qualified to serve on our board of directors because of his extensive experience as an investor, particularly in the life sciences industry.

William D. Young, Ph.D. has served on our board of directors since November 2021 and was appointed to our board of directors as Blackstone’s designee pursuant to the terms of the collaboration and financing agreement we entered into with Blackstone in November 2021. He has serves as a Senior Advisor to the Blackstone Life Sciences group, a position he has held since November 2018, following Blackstone’s acquisition of Clarus Ventures. Mr. Young became a Venture Partner with Clarus in 2010 after serving as Chief Executive Officer of Monogram Biosciences, from 1999 until to the sale of the company to LabCorp in 2009. Prior to then, he was at Genentech for 19 years, serving in various positions of increasing responsibility, most recently serving as Chief Operating Officer and responsible for all of the biotechnology company's development, operations and commercial functions. Prior to Genentech, Mr. Young was at Eli Lilly and Company for fourteen years. Mr. Young has served as chairman of the board of directors of Nanostring Technologies since January 2010, as a member of the board of Theravance Biopharma since October 2013 (and lead independent director since April 2014), and a non-executive director of Praxis Precision Medicine since December 2016. Previously he served on the board of directors of Vertex Pharmaceuticals from May 2014 until June 2020. Mr. Young received his B.S in chemical engineering from Purdue University, his MBA from Indiana University and an honorary doctorate in engineering from Purdue University. In 1993 he was elected to the National Academy of Engineering for his leadership in research, development and manufacturing of recombinant proteins using recombinant DNA technology. We believe that Dr. Young is qualified to serve on our board of directors because of his extensive experience in the life sciences industry.
Board Diversity
The table below provides certain information regarding the diversity of our board of directors as of the date of this report.

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Male	Female	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	7	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1	0	0	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Family Relationships
There are no family relationships among any of our senior management or our directors.
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, members of our senior management and non-employee directors for services in all capacities to us and our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2022 to provide pension, retirement or similar benefits to, our directors, members of our senior management and non-employee directors.
Director Compensation
For the year ended December 31, 2022, the table below sets forth the compensation paid to our directors. In the case of Dr. Itin, our chief executive officer, the table below sets forth the compensation paid to him for services as a member of our senior management. He does not receive any compensation for serving as an executive director. All such amounts are established and paid in pounds sterling.

Name	Salary/Fees	Annual Bonus	Pension Benefit	All Other Compensation	Total
Christian Itin, Ph.D. Executive Director	£415,000	£186,750	£—	£1,549,935	£2,151,685
John Johnson Chairman of the Board	£50,000	£—	£—	£111,716	£161,717
Joseph Anderson, Ph.D. Non-Executive Director	£39,000	£—	£—	£33,500	£72,500
Jay Backstrom, M.D, M.P.H* Non-Executive Director	£42,000	£—	£—	£63,720	£105,720
Linda Bain Non-Executive Director	£45,000	£—	£—	£35,831	£80,831
John Berriman Non-Executive Director	£39,000	£—	£—	£33,586	£72,587
Cynthia Butitta Non-Executive Director	£40,500	£—	£—	£33,874	£74,374
Kapil Dhingra, M.D. Non-Executive Director	£42,000	£—	£—	£33,586	£75,586
Martin Murphy, Ph.D. Non-Executive Director	£34,500	£—	£—	£33,500	£68,000
William Young, Ph.D. Non-Executive Director	£34,500	£—	£—	£68,363	£102,863

* Dr. Backstrom resigned from the Board of directors effective February 28, 2023.
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
Under this policy, we pay each of our non-executive directors a cash retainer for service on our board of directors and committees of our board of directors. Our chair or lead independent director, as applicable, also receives an additional cash retainer. These retainers are payable in arrears in twelve equal monthly installments at the end of each calendar month, provided that the amount of such payment will be prorated for any portion of such month that the director is not serving on our board. Non-executive directors residing outside the United Kingdom will be paid the applicable amounts converted from pounds sterling into a currency of their request at the time of payment. We will also reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board and committee meetings.

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
Annual Awards
On the date of each of our annual meeting of shareholders, each non-executive director that continues to serve will be granted an option to purchase 20,000 of our ADSs or ordinary shares, which will vest in equal monthly installments through the first anniversary of the grant date. In October 2022, the Compensation Committee of the board approved a one-time increase in the annual equity award grant to non-executive directors, from 20,000 to 45,000 shares, to be awarded at the conclusion of the Company’s 2023 Annual General Meeting of Shareholders.
Senior Management Compensation
The compensation for each member of our executive management comprises the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term incentives. For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our senior management for services, whether or not a director, in all capacities was $11.8 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of senior management amounted to a total of $1,300 in the year ended December 31, 2022.

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
For the year ended December 31, 2022 the Compensation Committee of our board of directors determined that our corporate goals were achieved at a level of 75%. Pursuant to the terms of the Management Incentive Compensation Plan, our Chief Executive Officer and non-executive director received an incentive award of £186,750, based on his target bonus percentage of 60%, the corporate goal achievement level and his base salary of £415,000.
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

Outstanding Equity Awards, Grants and Option Exercise
The following table summarizes the equity awards that we granted to members of our board of directors and senior management pursuant to the terms of the 2017 Plan or 2018 Plan during the year ended December 31, 2022.

Name	Ordinary Share Underlying Option	Exercise Price	Grant Date	Expiration Date
Senior Management

Christian Itin, Ph.D	250,000	$2.86	7/22/2022	7/22/2032

Lucinda Crabtree, Ph.D	200,000	$4.24	4/1/2022	4/1/2032
	150,000	$2.86	7/22/2022	7/22/2032

Brent Rice	50,000	$2.86	7/22/2022	7/22/2032

Christopher Vann	150,000	$2.86	7/22/2022	7/22/2032

David Brochu	200,000	$2.86	7/22/2022	7/22/2032

Edgar Braendle, M.D.	100,000	$2.86	7/22/2022	7/22/2032

Martin Pule, MBBS	125,000	$2.86	7/22/2022	7/22/2032

Non-Executive Directors
John Johnson	20,000	$2.84	6/28/2022	6/28/2032
Joseph Anderson, Ph.D.	20,000	$2.84	6/28/2022	6/28/2032
Jay Backstrom, M.D, M.P.H	20,000	$2.84	6/28/2022	6/28/2032
Linda Bain	20,000	$2.84	6/28/2022	6/28/2032
John Berriman	20,000	$2.84	6/28/2022	6/28/2032
Cynthia Butitta	20,000	$2.84	6/28/2022	6/28/2032
Kapil Dhingra, M.D.	20,000	$2.84	6/28/2022	6/28/2032
Martin Murphy, Ph.D.	20,000	$2.84	6/28/2022	6/28/2032
William Young, Ph.D.	20,000	$2.84	6/28/2022	6/28/2032
As of December 31, 2022, members of our board of directors and senior management held options to purchase an aggregate of 2,876,584 ordinary shares and restricted share awards covering an aggregate of 287,500 ordinary shares. No options were exercised by any members of our board of directors and senior management during the year ended December 31, 2022.
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
Shares Available for Awards
    The maximum number of ordinary shares that may be issued under our 2018 Plan was initially 3,281,622 shares, which consists of 3,025,548 ordinary shares under the 2018 Plan at the time of its adoption and 256,074 ordinary shares that remained available for future grants under the 2017 Plan at the time of its termination. Additionally, the number of ordinary shares reserved for issuance under the 2018 Plan will automatically increase on October 1st of each year, for a period of not more than ten years, commencing on October 1, 2018 and ending on (and including) October 1, 2027, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on September 30 of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable October 1st date. As of December 31, 2022, 15,340,772 ordinary shares may be issued under the 2018 Plan, of which 4,596,418 ordinary shares were available for future grant as of that date.
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

C. Board practices.
Composition of Our Board of Directors
Our board of directors presently has nine members and one vacancy. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Drs. Anderson, Dhingra and Murphy, Mses. Butitta and Bain and Messrs. Berriman, Johnson and Young representing eight of our nine directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
In accordance with our Articles of Association, our board of directors are divided into three classes with staggered three-year terms. At each annual general meeting of shareholders, the directors whose terms expire will retire and are eligible for re-appointment by ordinary resolution at such annual general meeting. At each annual general meeting, the successors to directors whose terms then expire or the directors who have been re-appointed will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:
•Class I, which consists of Joseph Anderson, Martin Murphy and one vacancy, whose terms will expire at our 2025 annual general meeting;
•Class II, which consists of John Johnson, John Berriman and Kapil Dhingra, whose terms will expire at our 2023 annual general meeting; and
•Class III, which consists of Christian Itin, Cynthia Butitta, Linda Bain and William Young, whose terms will expire at our 2024 annual general meeting.
Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Mr. Johnson has informed us of his intention not to stand for re-election as our Class II director at our 2023 Annual General Meeting of Shareholders.
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
Research and Development Committee
    The research and development committee is composed of Drs. Dhingra, Itin and Murphy. The Board has not yet appointed a replacement chair for this committee following Dr. Jay Backstrom's resignation as a director effective February 28, 2023.
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
D. Employees.
As of December 31, 2022, we had 399 full-time employees, 61 of whom hold Ph.D. or M.D. degrees. Of these 399 employees, 343 are engaged in research and development activities and 56 are engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards.

	At December 31,
	2022	2021	2020
Function:
Administrative	56	51	59
Research and development	343	273	317
Total	399	324	376
Geography:
United Kingdom	362	295	340
Germany and Switzerland	8	4	2
United States	29	25	34

E. Share ownership.
For information regarding the share ownership of our directors and members senior management, see Item 6.B—"Compensation” and Item 7.A—"Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
A.Major shareholders.
    The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2023 by:
•each beneficial owner of 5% or more of our outstanding ordinary shares;
•each of our current directors and each member of our senior management; and
•all of our directors and senior management as a group.
    Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2023. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.  Percentage ownership calculations are based on 173,074,510 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of March 1, 2023.
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

NAME OF BENEFICIAL OWNER	Number of Ordinary Shares Beneficially Owned (#)	Percent of Ordinary Shares Beneficially Owned (%)
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	33,527,162	19.4%
BXLS V - Autobahn L.P (2)	23,750,917	13.7%
Deep Track Capital, LP (3)	15,000,000	8.7%
Qatar Investment Authority (4)	15,000,000	8.7%
PPF Capital Partners Fund B.V. (5)	14,612,275	8.4%
Armistice Capital, LLC (6)	10,224,000	5.8%

Senior Management and Directors:
Christian Itin, Ph.D. (7)	1,922,043	1.1%
Lucinda Crabtree,Ph.D. (8)	68,645
Brent Rice (9)	139,176	*
Christopher Vann (10)	517,000	*
David Brochu (11)	260,936	*
Edgar Braendle M.D.(12)	280,207	*
Martin Pulé, MBBS (13)	902,419	*
John Johnson (14)	36,944
Joseph Anderson, Ph.D. (15)	63,333	*
Linda Bain (16)	94,730	*
John Berriman (17)	215,362	*
Cynthia Butitta (18)	120,428	*
Kapil Dhingra, M.D. (19)	152,568	*
Martin Murphy, Ph.D. (20)	33,590,495	19.4%
William Young, Ph.D. (21)	23,749	*
All directors and senior management as a group (15 persons) (22)	38,388,035	22.2%

* Represents beneficial ownership of less than one percent.

(1) The information shown is based, in part, upon disclosures filed on a Schedule 13G/A on February 14, 2023 by Syncona Portfolio Limited. The number reported consists of (i) 12,180,333 ordinary shares and (ii) 21,346,829 ADSs. Syncona Portfolio Limited is a wholly owned subsidiary of Syncona Holdings Limited, which, in turn, is a wholly controlled subsidiary of Syncona Limited, a publicly-listed company. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the securities held by Syncona Portfolio Limited. Investment and voting decisions with respect to these securities are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, St Julian's Avenue, St Peter Port, Guernsey GY1 3RD, Channel Islands.
(2) The information shown is based, in part, upon disclosures filed on a Schedule 13D/A on December 13, 2022 by Blackstone Inc. The number reported consists of (i) 20,485,611 ADSs and (ii) 3,265,306 warrants. Blackstone Life Sciences Associates V (CYM) L.L.C. (“Autobahn GP”) is the general partner of BXLS V – Autobahn L.P. (“BLXS V”). Blackstone Clarus GP L.L.C. is the general partner of Autobahn GP. The sole member of Blackstone Clarus GP L.L.C. is Blackstone Holdings I L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The address of the principal business office of BLXS V and Autobahn GP is 101 Main Street, Suite 1210, Cambridge, MA 02142. The address of the principal business office of each of the other Blackstone entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
(3) The information shown is based, in part, upon disclosures filed on a Schedule 13G on February 14, 2023 by Deep Track Capital, LP. The number reported consists of 15,000,000 ADSs. Deep Track Biotechnology Master Fund, Ltd is a wholly owned subsidiary of Deep Track Capital, LP. The address of the principal business office of Deep Track Capital, LP is 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830. The address of the principal business office of Deep Track Biotechnology Master Fund, Ltd. is c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands. Deep Track Capital, LP. and Deep Track Biotechnology Master Fund, Ltd are controlled by its founder, David Kroin. The address of the principal business office of Mr. Kroin is c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830.
(4) The information shown is based, in part, upon disclosures filed on a Schedule 13G on December 13, 2022 by Qatar Investment Authority. The number reported consists of 15,000,000 ADSs. The address of the principal business office of Qatar Investment Authority is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, P.O. Box 23224, Qatar.
(5) The information shown is based, in part, upon disclosures filed on a Schedule 13D/A on June 23, 2021 by PPF Capital Partners Fund B.V., PPF Group N.V. and Renata Kellnerova. The number reported consists of 14,612,275 ADSs. The principal shareholder of PPF Capital Partners Fund B.V. is PPF Group N.V., which is ultimately beneficially owned by Renata Kellnerova. The address of the principal office of each of PPF Group and PPF Capital is Strawinskylaan 933, 1077XX Amsterdam, The Netherlands. The address of the principal office of Renata Kellnerova is c/o PPF a.s., Evropská 2690/17, P.O. Box 177, 160 41 Prague 6, Czech Republic.
(6) The information shown is based, in part, upon disclosures filed on a Schedule 13G on February 14, 2023 by Armistice Capital, LLC. The number reported consists of 10,224,000 ADSs. Armistic Capital LLC are controlled by its founder, Steven Boyd. The address of the principal business office of Armistice Capital, LLC is 510 Madison Avenue, 7th Floor, New York, NY 10022. The address of the principal business office of Mr. Boyd is c/o Armistice Capital, LLC., 510 Madison Avenue, 7th Floor, New York, NY 10022.
(7) Consists of (i) 1,066,009 ordinary shares issuable upon conversion of restricted ordinary shares, (ii) 50,000 ordinary shares issuable upon restricted stock units and (iii)) 806,034 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(8) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(9) Consists of (i) 50,000 ordinary shares issuable upon conversion of restricted stock units and (ii) 89,176 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(10) Consists of (i) 112,211 ordinary shares issuable upon conversion of restricted ordinary shares, ii) 40,000 ordinary shares issuable upon conversion of restricted stock units and (ii) 353,955 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(11) Consists of (i) 60,000 ordinary shares issuable upon conversion of restricted stock units and (ii) 200,936 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(12) Consists of (i) 100,000 ordinary shares issuable upon conversion of restricted stock units and (ii) 180,207 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(13) Consists of (i) 538,677 ordinary shares, (ii) 160,064 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 203,678 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2022.
(14) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(15) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(16) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(17) Consists of (i) 62,794 ordinary shares and (ii) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares, and (iii) 79,031 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(18) Consists of (i) 10,000 ADSs and (ii) 110,428 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(19) Consists of (i) 73,537 ordinary shares issuable upon conversion of restricted ordinary shares and (ii) 79,031 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(20) Consists of (i) the shares set forth in footnote (1) above, and (ii) and 63,333 ordinary shares underlying options that are vested and exercisable within 60 days of March 01 2023. Regarding the shares set forth in footnote (1), Dr. Murphy is one of two members of the Investment Committee of Syncona Investment Management Limited, which makes the investment decisions on which Syncona Portfolio Limited ultimately transacts. Dr. Murphy disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.
(21) Consists of ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
(22) Consists of (i) 35,636,491 ordinary shares, (ii) 287,500 ordinary shares issuable upon conversion of restricted stock units and (iii) 2,464,044 ordinary shares underlying options that are vested and exercisable within 60 days of March 01, 2023.
The significant changes in the beneficial ownership percentage held by our major shareholders during the past three years result from our April 2019, January 2020, February 2021 and December 2022 follow-on offerings of ADSs, our sale of ADSs to Blackstone in November 2021 in connection with our strategic collaboration agreement, and the dilution resulting from these offerings.
    As of December 31, 2022, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States other than ADSs held by the entities set forth in the table above and certain other holders that we know to be non-residents of the United States, we estimate that approximately 44.7% of our outstanding ordinary shares (including ordinary shares underlying ADSs) were held in the United States by 83 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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
Transactions with Our Principal Shareholders, Directors and Members of our Senior Management
The following is a description of related party transactions we have entered into since January 1, 2020 with our directors, members of our senior management and holders of more than 5% of our outstanding voting securities and their affiliates, whom we refer to as our related persons, in which the amount involved exceeds $120,000 and that are material to us, other than the compensation arrangements we describe in Item 6.B. “Management - Compensation of Senior Management and Directors.”
Transactions with Entities Affiliated with Syncona
Participation in January 2020 Public Offering
In our January 2020 public offering, Syncona Portfolio Limited purchased 1,363,636 ADSs. This purchase was made through the underwriters at the public offering price.

License Agreement
In September 2020, we entered into a license agreement with an investee company of Syncona Portfolio Limited, a holder of more than 5% of our share capital. This agreement generated $242,000 of license revenue which is recognized in the Consolidated Statement of Operations for the year ended December 31, 2020. There was no revenue recognized during the year ended December 31, 2022 and 2021, respectively arising from the license agreement with the investee company of Syncona Portfolio Limited.
Participation in February 2021 Public Offering
    In our February 2021 public offering, Syncona Portfolio Limited purchased 3,571,428 ADSs. This purchase was made through the underwriters at the public offering price.
Transactions with Entities Affiliated with Blackstone
Collaboration and Financing Agreement

On November 6, 2021, Autolus Therapeutics plc and its wholly-owned subsidiary, Autolus Limited (“Autolus”; Autolus and Autolus Therapeutics plc are collectively referred to herein as the “Company”) and BXLS V – Autobahn L.P. (“Blackstone”) entered into a Collaboration and Financing Agreement (the “Agreement”) pursuant to which Blackstone has agreed to pay the Company up to $150 million to provide financing for the continued development and commercialization of the Company’s CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (“obe-cel,” previously known as AUTO1) as well as the Company’s next generation product candidates of obe-cel (obe-cel and such next generation products, collectively, the “Collaboration Products”). The first $50 million in project financing will be payable by Blackstone as an upfront payment within 15 business days of entry into the Agreement, and the remainder (up to $100 million) will be payable based on certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”).

In exchange for the Blackstone Development Payments, Autolus has agreed to make payments to Blackstone (the “Revenue Share Payments”) equal to a mid-single digit royalty, subject to the Aggregate Cap (as defined in the Agreement) on payments under the Agreement, based on net sales anywhere in the world of (i) Collaboration Products in B-cell malignancies, (ii) subject to certain conditions set forth in the Agreement, the Company’s CD19 and CD22 CAR T cell investigational therapy product candidate known as AUTO3 in B-cell malignancies, and (iii) certain Collaboration Products to the extent developed or commercialized in indications other than a B-cell malignancy (“Obe-cel Franchise Products”). Autolus is also obligated to make payments (the “Sales Milestone Payments”), subject to the Aggregate Cap, if certain cumulative net sales levels are achieved.

Autolus Therapeutics plc and all of its subsidiaries have provided, and all of its future subsidiaries will provide, a guaranty to Blackstone of Autolus’s obligations under the Agreement. In addition, Autolus has granted a security interest in Autolus Limited to Blackstone in (a) intellectual property that is necessary or useful for the development, manufacture, use, commercialization, import, or export of Collaboration Products (the “Autolus IP Collateral”), (b) a segregated and blocked cash collateral account that will be established following regulatory approval of any Collaboration Product, solely for the purpose of receiving remittance of Revenue Share Payments and Sales Milestone Payments and disbursement thereof to Blackstone as provided in the Agreement, (c) a segregated cash collateral account established solely for the purpose of receiving Blackstone Development Payments and disbursing them for use by the Company in accordance with the terms of the Agreement, (d) all assets or property of the Company related to or arising from the Collaboration Products in any B-cell malignancy or the Obe-cel Franchise Products in any indication other than a B-cell malignancy, and (e) all proceeds and products of each of the foregoing (collectively referred to as the “Collateral”). The security interest will be maintained until the earlier of (i) such time at which cumulative payments made by Autolus under the Agreement equal $150 million and (ii) the first commercial sale in the United States of obe-cel or any other Lead Product (as defined in the Agreement) selected to replace obe-cel following a Program Failure (as defined in the Agreement) (such time, the “Release Time”).

The Agreement contains negative covenants that restrict the Company and its subsidiaries from, among other things, (a) granting liens or otherwise encumbering its assets that constitute Collateral, (b) paying dividends or making distributions on account or, or redeeming, retiring or purchasing any capital stock, (c) other than certain permitted licensing transactions, transferring to third parties rights to commercialize any Collaboration Product or the Autolus IP Collateral anywhere in the world and (d) selling, transferring or assigning any rights to receive payments of royalties, returns on net sales, revenue share or other compensation or license fees with respect to a Collaboration Product in a B-cell malignancy and/or Obe-cel Franchise Product in any indication other than a B-cell malignancy. Each of the negative covenants is subject to exceptions and carveouts set forth in the Agreement. The negative covenants will fall away upon the Release Time.

The Company and Blackstone will form a joint steering committee, comprised of representatives from each party, to provide non-binding advice on the development, manufacture and commercialization of Collaboration Products in any B-cell malignancy anywhere in the world. Blackstone will also have the right to designate one representative with relevant experience to participate in the Company’s existing CMC advisory board, which advises the Company on technical, scientific and regulatory matters relating to the manufacture of the Lead Product. In addition, Blackstone was entitled to appoint a member to our board of directors. Dr. Young was appointed as Blackstone’s designee to our board of directors in November 2021.

Warrant Issuance

On November 6, 2021, in connection with the Agreement, Autolus Therapeutics plc issued a warrant to Blackstone to purchase up to 3,265,306 American Depositary Shares (the “Warrant”). The Warrant has an exercise price of $7.35 per American Depositary Share, and is exercisable in whole or in part until November 6, 2026. The Warrant was offered and sold in reliance on the exemption afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Securities Purchase Agreement and Registration Rights Agreement

In connection with entering into the Agreement, Autolus Therapeutics plc and Blackstone also entered into a Securities Purchase Agreement dated November 6, 2021 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Blackstone will pay Autolus Therapeutics plc an aggregate of $100 million to purchase an aggregate of 17,985,611 American Depositary Shares, representing 17,985,611 ordinary shares of Autolus Therapeutics plc with a nominal value of $0.000042 per share (the “ADSs”) at $5.56 per ADS, which is the closing price of the ADSs on the Nasdaq Stock Market on November 5, 2021 (the “Blackstone Equity Investment”).

In connection with the Purchase Agreement, on November 6, 2021, Autolus Therapeutics plc entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Blackstone. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days following the Closing Date for purposes of registering the ordinary shares underlying the ADSs issued pursuant to the Purchase Agreement and the ordinary shares underlying the ADS to be issued upon exercise of the Warrant (the “Securities”). The ADSs are registered on a Registration Statement on Form F-6 (File No. 333-224837). Autolus Therapeutics plc has agreed to use its commercially reasonable efforts to cause the registration statement to be declared effective by the SEC.
Participation in December 2022 Public Offering
In connection with our December 2022 public offering, certain of our related parties purchased our ADSs from the underwriters at the public offering price of $2.00 per ADSs, and on the same terms as other investors in our public offering. The following table summarizes purchases of ADS by our related parties:

RELATED PARTY	ADSs	TOTAL PURCHASE PRICE
Syncona Portfolio Limited (1)	14,000,000	$28,000,000
Deep Track Capital, LP (2)	15,000,000	$30,000,000
Qatar Investment Authority (3)	15,000,000	$30,000,000
Armistice Capital, LLC (4)	10,000,000	$20,000,000
Entities affiliated with Blackstone (5)	2,500,000	$5,000,000
(1) Syncona Portfolio Limited is a holder of more than 5% of our capital stock.
(2) In connection with this transaction, Deep Track Capital, LP became a holder of more than 5% of our capital stock.
(3) In connection with this transaction, Qatar Investment Authority became a holder of more than 5% of our capital stock.
(4) In connection with this transaction, Armistice Capital, LLC became a holder of more than 5% of our capital stock.
(5) Entities affiliated with Blackstone collectively hold more than 5% of our capital stock.
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
Issued Share Capital

Effective from June 28, 2022, the board of directors has the authority, as approved by shareholders at the Annual General Meeting held on such date, to allot new ordinary shares or to grant rights to subscribe for or to convert any security into our ordinary shares up to a maximum aggregate nominal amount of $8,400. This authority runs for five years and will expire on June 27, 2027. Effective as of June 28, 2022, the board also has the authority, as approved by shareholders at the Annual General Meeting held on such date, to allot ordinary shares for cash or to grant rights to subscribe for or to convert any security into ordinary shares in the Company without first offering them to existing shareholders in proportion to their existing holdings up to an aggregate maximum nominal amount of $8,400. This authority runs for five years and will expire on June 27, 2027.

As of December 31, 2022, our issued capital share consisted of 173,074,510 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.

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
Registration Rights
We and the holders of certain of our ordinary shares are parties to a registration rights agreement that provides the following registration rights:

• Demand Registration on Form F-1 - each holder shall be entitled to demand registrations on Form F-1, provided that these demand registration rights may only be exercised by holders who hold, in the aggregate, not less than 25% of the aggregate number of shares then outstanding and held by all holders who are party to the agreement, and provided further that the we shall not be required to effect a demand registration statement after we have effected two demand registration statements, and such registration statements have been declared or ordered effective.
• Demand Registration on Form F-3 - each holder shall be entitled to unlimited demand registrations on Form F-3, if we are eligible to register shares on Form F-3, provided that these demand registration rights may only be exercised by holders who hold, in the aggregate, not less than 10% of the aggregate number of shares then outstanding and held by all holders who are party to the agreement. These demand registration rights may not be exercised more than twice in any twelve-month period.
• Piggyback Registration - each holder shall be entitled to piggyback registration rights, subject, in the case of an underwritten offering, to customary reductions by the underwriter, provided that the aggregate number of securities of the holders included in the registration may not be reduced to less than 30% of the total number of securities registered.
• Expenses - We will pay all registration expenses relating to the exercise of the registration rights above, including the reasonable fees and expenses of legal counsel to the participating holders up to a maximum of $50,000 in the aggregate per registration.
In addition, Pursuant to the Blackstone Registration Rights Agreement, we prepared and filed a registration statement with the SEC for the purpose of registering the ordinary shares underlying the ADSs issued pursuant to the Blackstone Securities Purchase Agreement and the ordinary shares underlying the ADSs to be issued upon exercise of the Blackstone Warrant.

Preemptive Rights
English law generally provides shareholders with statutory preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders by way of a special resolution at a general meeting, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). Our articles of association disapplied preemptive rights for a period of five years from the date of adoption on June 26, 2018. At our Annual General Meeting on June 28, 2022, shareholders authorized the board of directors to disapply preemptive rights for a further period of five years from the date of such authorization to June 27, 2027. This disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
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
In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorized to exercise for each prescribed period all the powers of the company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment. Effective as of June 28, 2022, the board has the authority, as approved by shareholders at the Annual General Meeting held on such date, to allot new ordinary shares or to grant rights to subscribe for or to convert any security into our ordinary shares up to a maximum aggregate nominal amount of $8,400. This authority runs for five years and will expire on June 27, 2027.
The provisions of section 561 of the Companies Act (which confer on shareholders rights of preemption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied by special resolution of the shareholders of the company, or in the company’s articles of association. Effective as of June 28, 2022, the board has the authority, as approved by shareholders at the Annual General Meeting held on such date, to disapply preemption rights in respect of allotments of shares up to an aggregate maximum nominal amount of $8,400. This authority runs for five years and will expire on June 27, 2027.
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
We entered into an underwriting agreement with Jefferies LLC, William Blair & Company, L.L.C. and Wells Fargo Securities, LLC as representatives of the underwriters, on December 8, 2022, with respect to the ADSs sold in our December 2022 public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

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

Blackstone Agreement
On November 6, 2021, we concurrently entered into (i) a Strategic Collaboration and Financing agreement (the "Blackstone Collaboration Agreement"), (ii) a Securities Purchase Agreement (the "Blackstone Securities Purchase Agreement"), (iii) a Warrant Agreement (the "Blackstone Warrant") and (iv) a Registration Rights Agreement (the "Blackstone Registration Rights Agreement"), collectively called the "Blackstone Agreements", with BXLS V - Autobahn L.P, ("Blackstone"). Blackstone is managed by Blackstone Inc. Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay us up to $150 million to support the continued development of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. The initial payment of $50 million, as well as two milestone payments of $35 million each, have been paid by Blackstone and the remaining $30 million milestone will be payable based on certain specified regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”).]
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
The Blackstone Collaboration Agreement contains negative covenants that restrict us from, among other things, (a) granting liens or otherwise encumbering its assets that constitute Collateral, (b) paying dividends or making distributions on account or, redeeming, retiring or purchasing any capital stock, (c) other than certain permitted licensing transactions, transferring to third parties rights to commercialize any Collaboration Product or the Autolus IP Collateral anywhere in the world and (d) selling, transferring or assigning any rights to receive payments of royalties, returns on net sales, revenue share or other compensation or license fees with respect to a Collaboration Product in a B-cell malignancy and/or Obe-cel Franchise Product in any indication other than a B-cell malignancy. Each of the negative covenants is subject to exceptions and carve-outs set forth in the Blackstone Collaboration Agreement. The negative covenants will fall away upon the Release Time.
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
Material U.S. Federal Income Tax Considerations for U.S. Holders
    The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (as defined below) of owning and disposing of our ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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
    We believe we were a PFIC for our taxable year ended December 31, 2022 and we may be a PFIC in future taxable years. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably.

Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022 or any future taxable year.
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
If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. For our taxable year ended December 31, 2022, we intend to provide U.S. Holders, upon request, such information as the IRS may require, including a PFIC annual information statement, in order to enable U.S. Holders to make a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that the required information will be provided at a time that will permit a U.S. Holder to make or maintain a QEF Election. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year. An electing U.S. Holder’s basis in ADSs will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ADSs and may not be taxed again as distributions to the U.S. Holder. However, we do not currently expect to pay distributions with respect to our ADSs. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC, including whether and how to make and maintain a QEF Election.
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
    Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split-year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
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
Income Tax
    An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
    All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual U.K. Holder in a tax year beginning April 5, 2023. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Holder in a tax year beginning April 5, 2024. Income within the nil rate band will be taken into account in determining whether income in excess of the £1,000 and £500 tax-free allowances, the respective years, falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The annual tax-free dividend allowance will be reduced to £1,000 with effect from April 2023, and then to £500 with effect from April 2024.
Corporation Tax
    A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, but with the main rate announced to increase to 25% with effect from April 1, 2023).
Chargeable Gains
    A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains, when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year, exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, but announced to increase to 25% with effect from April 1, 2023) would apply.

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
Issue of Ordinary Shares
No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying ordinary shares in the company.
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
Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system.
Issue of ADSs
No U.K. stamp duty or SDRT is payable on the issue of ADSs in the company.
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
J. Annual Report to Security Holders.
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
Interest Rate Risk
    As of December 31, 2022 and 2021, we had cash and cash equivalents of $382.4 million and $310.3 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash have been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and we, therefore, do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.
Foreign Currency Exchange Risk
    We maintain our consolidated financial statements in our functional currency, which is pounds sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. We recorded a foreign exchange gain of $1.8 million for the year ended December 31, 2022, and foreign exchange loss of $2.3 million and $0.2 million for the years ended December 31, 2021, and 2020, which are included in other income (expense) in the statements of operations and comprehensive loss.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.     Not applicable.

B.     Not applicable.

C.     Not applicable.

D.     Not applicable.

E.     Use of Proceeds.

    Not applicable.
Item 15. Controls and Procedures.
A.Disclosure Controls and Procedures.
    We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

    Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
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

Item 16C. Principal Accountant Fees and Services.

Ernst & Young LLP has served as our independent registered public accountant since September 2017 and has audited our consolidated financial statements for the years ended December 31, 2022 and 2021.

The following table shows the aggregate fees for services rendered by Ernst & Young LLP to us and our subsidiaries for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit fees	$965	$903
Audit-related fees	267	$155
Total	$1,232	$1,058

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

Audit Committee Pre-Approval Policies and Procedures
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to us provided by Ernst & Young LLP during the year ended December 31, 2022 were pre-approved by the audit committee.

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

Item 18. Financial Statements.
Not applicable.

Item 19. C.

		INCORPORATED BY REFERENCE
EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	SCHEDULE/ FORM	FILE NUMBER	EXHIBIT	FILE DATE
1.1	Articles of Association of Autolus Therapeutics plc.	Form F-1/A	333-224720	3.1	6/19/18
2.1	Deposit Agreement by and among the registrant, Citibank, N.A., as the Depositary bank and the holders and beneficial owners of American Depositary Shares issued thereunder.	Form F-6/A	333-224837	99.(a)	6/19/18
2.2	Form of American Depositary Receipt (included in exhibit 2.1).	Form F-6/A	333-224837	99.(a)	6/19/18
2.3	Autolus Therapeutics plc, Registration Rights Agreement, dated as June 26, 2018
2.4	Description of Securities	Form 20-F	001-38547	2.4	3/3/20
2.5	Warrant issued to BXLS V – Autobahn L.P. dated November 6, 2021.	Form 6-K	001-38547	99.3	11/8/21
2.6	Registration Rights Agreement by and between the Registrant and BXLS V – Autobahn L.P. dated November 6, 2021.	Form 6-K	001-38547	99.2	11/8/21
4.1#	License Agreement, dated as of September 25, 2014 by and between the registrant and UCL Business Ltd., as amended on March 2, 2016, March 28, 2018 and October 15, 2020.	Form 20-F	001-38547	4.7	3/4/21
4.2#	Supply Agreement, dated as of March 23, 2018, by and between the registrant and Miltenyi Biotec GmbH.	Form F-1/A	333-224720	10.2	6/8/18
4.3+	Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.3	6/19/18
4.4+	Non-employee Sub Plan to the Autolus Therapeutics plc 2018 Equity Incentive Plan.	Form F-1/A	333-224720	10.4	6/19/18
4.5+	Management Incentive Compensation Plan.	Form F-1/A	333-224720	10.5	6/8/18

4.6+	Form of Deed of Indemnity between the registrant and each of its members of senior management and directors.	Form F-1/A	333-224720	10.6	6/8/18
4.7	Collaboration and Financing Agreement, dated as of November 6, 2021, between Autolus Limited and BXLS V — Autobahn L.P.	Form 20-F	001-38547	4.7	3/10/22
4.8	Securities Purchase Agreement by and between the Registrant and BXLS V – Autobahn L.P. dated November 6, 2021.	Form 6-K	001-38547	99.1	11/8/21
8.1	Subsidiaries of the registrant.	Form 20-F	001-38547	8.1	3/3/20
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

AUTOLUS THERAPEUTICS PLC

Date: March 7, 2023	By:	/s/ Christian Itin
Christian Itin
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Autolus Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Autolus Therapeutics plc (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Reading, United Kingdom

March 7, 2023

AUTOLUS THERAPEUTICS PLC
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

		December 31,
	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents		$382,436	$310,338
Restricted cash		325	338
Prepaid expenses and other current assets	4	43,010	36,276
Total current assets		425,771	346,952
Non-current assets:
Property and equipment, net	5	35,209	33,541
Prepaid expenses and other non-current assets		2,176	2,362
Operating lease right-of-use assets, net	15	23,210	18,775
Long-term deposits		1,832	2,039
Deferred tax asset	14	2,076	1,826
Intangible assets, net	6	—	65
Total assets		$490,274	$405,560
Liabilities and shareholders' equity
Current liabilities:
Accounts payable		531	431
Accrued expenses and other liabilities	7	40,797	23,667
Operating lease liabilities, current	15	5,038	4,453
Total current liabilities		46,366	28,551
Non-current liabilities:
Operating lease liabilities, non-current	15	19,218	16,545
Liability related to future royalties and sales milestones, net	8, 19	125,900	47,016
Other long term payables		116	128
Total liabilities		191,600	92,240

Commitments and contingencies	16

Shareholders' equity:
Ordinary shares, $0.000042 par value; 290,909,783 and 200,000,000 shares authorized at December 31, 2022 and 2021, 173,074,510 and 90,907,830 shares issued and outstanding at December 31, 2022 and 2021	10	8	4
Deferred shares,£0.00001 par value; 34,425 shares authorized, issued and outstanding at December 31, 2022 and 2021	10	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at December 31, 2022 and 2021	10	118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at December 31, 2022 and 2021	10	—	—
Additional paid-in capital		1,007,625	843,108
Accumulated other comprehensive loss		(38,898)	(8,570)
Accumulated deficit		(670,179)	(521,340)
Total shareholders' equity		298,674	313,320
Total liabilities and shareholders' equity		$490,274	$405,560

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

		December 31,
	Note	2022	2021	2020
Grant income		$166	$823	$1,473
License revenue	3	6,194	1,507	242
Operating expenses:
Research and development		(141,992)	(134,789)	(134,888)
General and administrative		(31,899)	(31,865)	(34,972)
Loss on disposal of leasehold improvements		(515)	(676)	—
Total operating expenses, net		(168,046)	(165,000)	(168,145)
Other income (expense):
Interest income		1,708	262	536
Interest expense	8, 19	(8,905)	(1,105)	—
Other income (expense)		2,038	(145)	1,352
Total other (expense) income, net		(5,159)	(988)	1,888
Net loss before income tax		(173,205)	(165,988)	(166,257)
Income tax benefit	14	24,366	23,892	24,163
Net loss attributable to ordinary shareholders		(148,839)	(142,096)	(142,094)
Other comprehensive (loss) income:
Foreign currency exchange translation adjustment		(30,328)	(2,709)	2,830
Total comprehensive loss		$(179,167)	$(144,805)	$(139,264)

Basic and diluted net loss per ordinary share	12	$(1.57)	$(1.97)	$(2.76)
Weighted-average basic and diluted ordinary shares	12	94,993,400	72,084,078	51,558,075

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Shareholders’ Equity
(In thousands, except share amounts)

	Ordinary shares		Deferred Shares		Deferred B shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at December 31, 2019	44,983,006	$2	34,425	$—	88,893,548	$118	1	$—	$500,560	$(8,691)	$(237,150)	$254,839
Issuance of ordinary shares, net of issuance costs	7,250,000	1	—	—	—	—	—	—	73,952	—	—	73,953
Share-based compensation expense	—	—	—	—	—	—	—	—	20,021	—	—	20,021
Restricted shares - forfeited	(1,969)	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	115,194	—	—	—	—	—	—	—	483	—	—	483
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	2,830	—	2,830
Net loss	—	—	—	—	—	—	—	—	—	—	(142,094)	(142,094)
Balance at December 31, 2020	52,346,231	$3	34,425	$—	88,893,548	$118	1	$—	$595,016	$(5,861)	$(379,244)	$210,032
Issuance of ordinary shares, net of issuance costs	38,202,155	1	—	—	—	—	—	—	228,160	—	—	228,161
Share-based compensation expense	—	—	—	—	—	—	—	—	9,937	—	—	9,937
Vesting of restricted stock	163,375	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	196,069	—	—	—	—	—	—	—	127	—	—	127
Issuance of warrants, net of transaction costs	—	—	—	—	—	—	—	—	9,868	—	—	9,868
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(2,709)	—	(2,709)
Net loss	—	—	—	—	—	—	—	—	—	—	(142,096)	(142,096)
Balance at December 31, 2021	90,907,830	$4	34,425	$—	88,893,548	$118	1	$—	$843,108	$(8,570)	$(521,340)	$313,320
Issuance of ordinary shares, net of issuance costs	81,927,012	4	—	—	—	—	—	—	152,386	—	—	152,390
Share-based compensation expense	—	—	—	—	—	—	—	—	12,014	—	—	12,014
Vesting of restricted stock	76,804	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	162,864	—	—	—	—	—	—	—	117	—	—	117
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(30,328)	—	(30,328)
Net loss	—	—	—	—	—	—	—	—	—	—	(148,839)	(148,839)
Balance at December 31, 2022	173,074,510	$8	34,425	$—	88,893,548	$118	1	$—	$1,007,625	$(38,898)	$(670,179)	$298,674

The accompanying notes are an integral part of these consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Cash Flows
(In thousands)

	December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(148,839)	$(142,096)	$(142,094)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,422	8,458	5,658
Loss on disposal of fixed assets and intangible assets	515	672	—
Non-cash share-based compensation (net of amount capitalized)	12,014	9,937	20,107
Non-cash interest expense and cumulative catch-up adjustment	8,884	1,093	—
Foreign exchange differences	3,996	—	—
Loss (gain) on lease incentive and reassessment	—	9	(1,335)
Gain on termination of operating lease	—	—	(160)
Deferred income tax	(268)	(72)	(1,344)
Changes in operating assets and liabilities
(Increase) decrease in prepaid expenses and other current assets	(10,962)	5,574	(2,660)
Decrease (increase) in prepaid expenses and other non-current assets	161	503	(2,637)
( Increase) decrease in long-term deposits	(5)	575	(508)
Increase (decrease) in accounts payable	22	(1,816)	1,439
Increase (decrease) in accrued expenses and other liabilities	16,007	(2,021)	5,608
(Decrease) increase in current and non-current operating lease liabilities, net of operating lease right of use assets	(1,255)	1,323	168
Net cash used in operating activities	(112,308)	(117,861)	(117,758)
Cash flows from investing activities:
Purchases of property and equipment	(10,841)	(8,857)	(14,681)
Net cash used in investing activities	(10,841)	(8,857)	(14,681)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares	163,854	245,900	79,750
Proceeds from exercise of share options	117	125	462
Proceeds from liability related to future royalties and sales milestones	70,000	50,000	—
Payments of equity issuance costs	(10,361)	(11,453)	(5,797)
Payments of issuance costs related to the liability related to the sale of future royalties and sales milestones	—	(509)	—
Net cash provided by financing activities	223,610	284,063	74,415
Effect of exchange rate changes on cash and restricted cash	(28,376)	(754)	679
Net increase (decrease) in cash, cash equivalents and restricted cash	72,085	156,591	(57,345)
Cash, cash equivalents and restricted cash, beginning of period	310,676	154,085	211,430
Cash, cash equivalents and restricted cash, end of period	$382,761	$310,676	$154,085

AUTOLUS THERAPEUTICS PLC
Consolidated Statements of Cash Flows
(In thousands)

	December 31,
	2022	2021	2020
Supplemental cash flow information
Cash paid for taxes	$(471)	$(364)	$(1,841)
Cash received for taxes	20,044	25,031	21,620
Net cash received from taxes	$19,573	$24,667	$19,779

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable or accrued expenses	$2,864	$3,712	$2,499
Leased assets terminated and obtained in exchange for operating lease liabilities, net	$—	$28,517	$2,487
Leased assets obtained in exchange for operating lease liabilities	$9,785	$627	$26,956
Capitalized share-based compensation, net of forfeitures	$(6)	$—	$(86)
Capitalized implementation costs included in accrued expenses	$230	$100	$144
Issuance costs included in accounts payable and accrued expenses	$1,103	$245
Warrants issued in relation to Blackstone Agreements at relative fair value	$—	$9,868	$—

Reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets
Cash and cash equivalents	$382,436	$310,338	$153,299
Short-term restricted cash	325	338	786
Total cash and cash equivalents and restricted cash	$382,761	$310,676	$154,085

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
The Company has funded its operations primarily with proceeds from the sale of equity securities, through public offerings and sales pursuant to the Company's at-the-market facility, government grants, U.K. research and development tax credits and receipts from the U.K. RDEC Scheme, out-licensing arrangements and strategic collaboration and financing agreements. The Company has incurred recurring losses since its inception, including net losses of $148.8 million, $142.1 million and $142.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had an accumulated deficit of $670.2 million and $521.3 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.
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

Use of Estimates
    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, share-based compensation including assessing the probability of meeting performance conditions, income taxes, initial fair value of warrants, and non-cash interest expense on liability related to future royalties and sales milestones. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Going concern
The financial position of the Company, its cash flows and liquidity position and borrowing facilities are described in the primary statements and notes to these sets of consolidated financial statements.

The Company reported cash and cash equivalents of $382.4 million and net current assets of $379.4 million at December 31, 2022, with a net loss for the year the ended December 31, 2022 of $148.8 million. The Company did not generate positive operational cash flow which was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within the Company’s pipeline.

In assessing the going concern assumptions, the Company's board of directors, "the Board", has undertaken a rigorous assessment of the detailed forecasts covering the period through the end of 2024 taking into account a wide range of downside risks including program delays and non-receipt of milestone payments. As part of considering the downside risks, the Board has considered the impact of the coronavirus 2019 (‘‘COVID-19’’) pandemic. Whilst it is difficult to estimate the impact of the COVID-19 pandemic, the Board has concluded that it will not have a significant negative impact on the cash outflows of the Company over the period assessed for going concern purposes.

Consequently, the Company concluded with its existing cash and cash equivalents of $382.4 million it believes it can fund operations for at least the next twelve months from the date of issuance of these financial statements and as such has prepared the consolidated financial statements on the going concern basis. As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. Additional funding will be needed before the Company is expected to reach cash breakeven, following commercialization of its first program.

Cash and cash equivalents
The Company considers cash and cash equivalents in the consolidated financial statements to include cash and highly liquid investments at financial institutions with a maturity of ninety five days or less, which are subject to an insignificant risk of changes in value.

Restricted Cash
The Company's restricted cash consists of cash providing security for corporate credit cards and rental deposits relating to the sub-lease of facilities by Autolus to third parties. In prior years, the Company entered into a credit card arrangement that requires a security deposit of $0.2 million. In October 2021, the Company entered into two sub-leasing agreements relating to the Enfield facility, which require aggregate rental deposits of $0.1 million to be held by the Company.

Fair Value Measurements
The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines the fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in of the following levels:
•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3 — Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability.
The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, prepaid expenses and other assets, accounts payable and accrued expenses and other liabilities approximate their fair value because of the short-term nature of these instruments.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Concentration of Credit Risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents and restricted cash. The Company places cash and cash equivalents and restricted cash with established financial institutions with strong credit ratings. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

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

Property and Equipment
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2022 and 2021, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fittings, and leasehold improvements.
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
The Company recognized a loss on the disposal of $0.5 million relating to leasehold improvements which are no longer being utilized in a Cell and Gene Therapy Catapult manufacturing facility in Stevenage, United Kingdom during the year ended December 31, 2022. The Company recognized a loss on disposal of leasehold improvements of $0.7 million during the year ended December 31, 2021 and did not recognize a disposal loss during the years ended December 31, 2020.
The Company routinely evaluates the useful life attributed to its assets.

Impairment of Long-lived Assets
The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the carrying value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value. The Company did not recognize an impairment for the years ended December 31, 2022, 2021 and 2020.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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

Intangible Assets Subject to Amortization
The Company’s intangible assets have been related to acquired software licenses with finite lives which are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. At December 31, 2022 these intangible assets were fully amortized. The Company did not recognize an impairment loss related to intangible assets in the years ended December 31, 2022, 2021 and 2020.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing CAR-T therapies. The Company operates in three geographic regions: the United Kingdom, mainland Europe and the United States. A majority of the Company’s assets are held in the United Kingdom.

Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K.'s research and development expenditure credit ("RDEC") of less than $0.1 million, $0.1 million, and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.

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

Share-Based Compensation
The Company recognizes share-based compensation expense for equity awards based on the grant date fair value of the award. The Company recognizes share-based compensation expense for awards granted to employees that have a graded vesting schedule based on a service condition only on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (the “graded-vesting attribution method”), based on the estimated grant date fair value for each separately vesting tranche. For equity awards with a graded vesting schedule and a combination of service and performance conditions, the Company recognizes share-based compensation expense using a graded-vesting attribution method over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date. For performance conditions related to regulatory approvals those regulatory approvals are deemed probable when actually achieved. The Company accounts for forfeitures as they occur.

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

The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 11, "Share-based compensation", for the Company’s assumptions used in connection with share option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility.   The Company lacks company-specific historical and implied volatility information for the Company's ADSs for expected terms greater than 4.5 years. Therefore, it uses a combination of the historical volatility of the ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as the Company has adequate historical data regarding the volatility of its own traded ADS price.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Foreign Currency Translation
The Company maintains its financial statements in its functional currency, which is pound sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded a foreign exchange gain of $1.8 million for the year ended December 31, 2022, and foreign exchange losses of $2.3 million and $0.2 million for the years ended December 31, 2021, and 2020, respectively which are included in other income (expense) in the consolidated statements of operations and comprehensive loss.
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
Patent Costs
The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $1.6 million, $1.7 million and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.
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

The Company has no products approved for commercial sale and have not generated any revenue from commercial product sales. The revenue to date has been generated principally from out-licensing agreements with a small number of the Company's customers.

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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

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
U.S. GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. The Company considers all relevant factors when assessing whether variable consideration should be constrained
Royalty Revenue
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
Accounts receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash used by operating activities in the consolidated statements of cash flows. Accounts receivable are recorded within prepaid expenses and other current assets on the balance sheet.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Interest Expense and Liability Related to Future Royalties and Sales Milestones, net
The Company accounted for the Blackstone Collaboration Agreement as a liability. See Note 8, "Liability relating to future royalties and sales milestones, net" for additional details. The liability relates to future royalties and sales milestones and the related non-cash interest expense are measured based on the Company's current estimates of the timing, probability and amount of expected future royalty and sales milestone payments to be paid by the Company and the Blackstone Development payment to be received from Blackstone, respectively over the term of the agreement. The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement which is recognized within interest expense. Each reporting period the Company assesses the estimated probability, timing and amount of any future royalty and sales milestone payments to be made by the Company and Blackstone Development payment to be received from Blackstone, respectively over the term. The Company recognizes any cumulative catch-up adjustments relating to a change in estimates to the Blackstone Collaboration Agreement within interest expense. The Company’s estimate of the probability, amount and timing of expected future royalties and sales milestones to be paid and the probability and timing of the Blackstone Development payment to be received from Blackstone considers significant unobservable inputs including regulatory approval, estimated patient population, estimated selling price, estimated sales, estimated peak sales and sales ramp, timing of the expected launch and its impact on the royalties as well as the overall probability of a success. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the agreements.
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
The Company is subject to income taxes in the United Kingdom, the United States, Germany and Switzerland. The calculation of the Company’s tax provision involves the application of tax law in multiple jurisdictions and requires judgement and estimates.
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
Income Tax Credit
The Company benefits from the U.K. research and development tax credit regime under both the small and medium sized enterprise, or SME, scheme and by claiming an RDEC in respect of grant funded projects. Under the SME regime, a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures; however, effective April 1, 2023, this percentage will be reduced to 18.6%. Such credits are accounted for within the tax provision in the year in which the expenditures were incurred.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Comprehensive Loss
The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive gain or loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a foreign currency translation adjustment loss of $30.3 million and $2.7 million for the years ended December 31, 2022, and 2021 respectively, and a foreign currency translation adjustment gain of $2.8 million for the year ended December 31, 2020.
Restructuring expenses
The Company records costs and liabilities associated with exit and disposal activities in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations ("ASC 420"). Such costs are based on estimates of fair value in the period liabilities are incurred. The Company evaluates and adjusts these costs as appropriate for changes in circumstances as additional information becomes available. Refer to Note 17, "Employee Benefits Plan and Severance Plan"
Net Loss per Share
Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, the outstanding but unvested restricted shares, unvested restricted share units, share options and warrants have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same for each period presented. Refer to Note 12, "Net loss per share"
Emerging Growth Company Status
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
These exemptions provided by the JOBS Act will apply up until December 31, 2023, the last day of the fiscal year following the fifth anniversary of the IPO or such earlier time that the Company is no longer meets the requirements of being an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual gross revenue, has more than $700 million in market value of its securities held by non-affiliates (and it has been a public company for at least twelve months, and has filed one annual report on Form 20-F), or it issues more than $1 billion of non-convertible debt securities over a three-year period.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In addition, the Company intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, the Company is entitled to rely on certain exemptions as an “emerging growth company.” As an emerging growth company, the Company is not required to, among other things, (i) provide an auditor’s attestation report on the Company’s system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2023, which is the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
Recently issued accounting pronouncements not adopted
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13), The FASB has subsequently issued amendments to ASU 2016-13, which have the same effective and transition date of fiscal years beginning after December 15, 2019 for SEC filers other than small reporting companies, and fiscal years beginning after December 15, 2022 for all other entities. These standards require that credit losses be reported using an expected losses model rather than the incurred losses model that is currently used and establish additional disclosures related to credit risks. This standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The new standard is effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the pending adoption of the new standard on its financial statements and intends to adopt the standard as of January 1, 2023.
Note 3. License revenue
Revenue comprises of license revenue only for the years ended December 31, 2022, 2021 and 2020:
Total revenue by geographical location (in thousands):

	December 31,
	2022	2021	2020
License revenue
United Kingdom	$—	$—	$242
United States	6,194	1,507	—
Total License revenue	$6,194	$1,507	$242

Research, Option and License Agreement with Moderna:
On June 22, 2021, the Company entered into a Research, Option and License Agreement (the “Moderna Agreement”) with ModernaTX, Inc. (“Moderna”), pursuant to which the Company granted to Moderna an exclusive research license to perform research and pre-clinical development activities relating to target sequences with respect to certain of the Company’s research targets and products. The Company also granted Moderna on a research target-by-research target basis, the right to obtain an exclusive commercial license upon payment of a commercial option fee of $2.0 million (the “Commercial Option”).
Pursuant to the Moderna Agreement, the Company received an upfront non-refundable cash payment of $1.5 million in October 2021 and are entitled to receive development milestones payments per product and in sales milestones payments per product from Moderna if certain clinical, regulatory and sales performance milestones are achieved. The Company is further eligible to receive royalties in the low to mid single digits on net sales on a product-by-product basis.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

The Company identified the following material promises in the arrangement: the granting of an exclusive license to research and preclinical development activities as well as the initial transfer of know-how and information to Moderna. The Company determined the Commercial Option fee is not offered at a significant and incremental discount. Accordingly, the Commercial Option is an option granted to Moderna that does not represent a material right and, therefore, is not a performance obligation at the outset of the arrangement. The Company determined that the granting of the research license and the initial transfer of know-how were not distinct from one another and must be combined as a performance obligation (the “Moderna Combined Performance Obligation”). This is because Moderna requires the know-how to derive benefit from the research license. Based on these determinations, the Company identified one distinct performance obligation at the inception of the contract: the Moderna Combined Performance Obligation.
The Company further determined that the up-front payment of $1.5 million constituted the entirety of the consideration included in the transaction price at contract inception, which was allocated to the Combined Performance Obligation. The amount of the transaction price allocated to the Moderna Combined Performance Obligation is recognized as or when the Company satisfies the performance obligation. The Company determined that the Moderna Combined Performance Obligation was recognized at a point-in-time, upon the delivery of the transfer of know-how and research license to Moderna.
Upon execution of the Agreement, the transaction price included only the $1.5 million up-front payment was owed to the Company. The Company may receive further payments upon the exercise of the Commercial Option, the achievement of certain milestones, as detailed above, as well as royalty payments that reach mid-single digits based on future net sales. In September 2022, Moderna exercised its option, pursuant to the terms of the Moderna Agreement, to obtain the commercial license of the Company’s proprietary binders against an undisclosed immuno-oncology target for the development and commercialization of mRNA therapeutics resulting in the Company recognizing $2.0 million of license revenue for the year ended December 31, 2022.
The future milestones, which represent variable consideration, were evaluated under the most likely amount method, and were not included in the transaction price, because the amounts were fully constrained as of December 31, 2022 and 2021, respectively. As part of the Company’s evaluation of the constraint, it considered numerous factors, including that receipt of such milestones is outside the Company’s control. Separately, any consideration related to sales-based milestones, as well as royalties on net sales upon commercialization by Moderna, will be recognized when the related sales occur, and therefore, have also been excluded from the transaction price in accordance with the sales-based royalty exception. The Company will re-evaluate the transaction price in each reporting period, as uncertain events are resolved, or as other changes in circumstances occur.
Option and License Agreement with Bristol-Myers Squibb:
On October 3, 2022, the Company entered into an Option and License Agreement (the “BMS Agreement”) with Bristol-Myers Squibb Company (“BMS”), pursuant to which the Company granted to BMS a non-exclusive license to research, develop, manufacture, have manufactured, use, and commercialize products incorporating the Company's safety switch technology (RQR8 technology). Upon the execution of the BMS Agreement, the Company made available the RQR8 licensed know-how to BMS for a non-refundable upfront license fee of $3.5 million. Autolus has no further material performance obligations related to the BMS Agreement, as further discussed below. BMS have agreed to pay non-refundable development milestones and low single-digit royalties based on net sales of each product covered by the licensed intellectual property.
The Company further granted to BMS the option (the “Target Option”) to expand the rights and licenses granted hereunder to include the research, development, manufacture, use, or commercialization of licensed products up to a predetermined number of licensed targets upon payment of an option exercise fee ("Option Exercise Fee").
The Company identified the following material promises in the arrangement: the granting of a non-exclusive license for research and preclinical development activities as well as the initial transfer of know-how and information to BMS. The Company determined the Option Exercise Fee is not offered at a significant and incremental discount. Accordingly, the Commercial Option is an option granted to BMS that does not represent a material right and, therefore, is not a performance obligation at the outset of the arrangement. The Company determined that the granting of the research license and the initial transfer of know-how were not distinct from one another and must be combined as a performance obligation (the “BMS Combined Performance Obligation”). This is because BMS requires the know-how to derive benefit from the license. Based on these determinations, the Company identified one distinct performance obligation at the inception of the contract: the BMS Combined Performance Obligation. The Company further determined that the up-front payment of $3.5 million constituted the entirety of the consideration included in the transaction price at contract inception, which was allocated to the BMS Combined Performance Obligation. The amount of the transaction price allocated to the BMS Combined Performance Obligation is recognized as or when the Company satisfies the performance obligation. The Company determined that the BMS Combined Performance Obligation was recognized at a point-in-time, upon the delivery of the transfer of know-how and research license to BMS.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Upon execution of the BMS Agreement, the transaction price included only the $3.5 million up-front payment owed to the Company. The Company may receive further payments upon the exercise of the Target Option, the achievement of certain milestones, as well as royalty payments that reach low-single digit based on future net sales. The Company received an upfront non-refundable cash payment of $3.5 million in November 2022 and recognized license revenue of $3.5 million for the year ended December 31, 2022.
The future milestones, which represent variable consideration, were evaluated under the most likely amount method, and were not included in the transaction price, because the amounts were fully constrained as of December 31, 2022. As part of the Company’s evaluation of the constraint, it considered numerous factors, including that receipt of such milestones is outside the Company’s control. Separately, any consideration related to sales-based milestones, as well as royalties on net sales upon commercialization by BMS, will be recognized when the related sales occur, and therefore, have also been excluded from the transaction price in accordance with the sales-based royalty exception, as well as the Company’s accounting policy. The Company will re-evaluate the transaction price in each reporting period, as uncertain events are resolved, or as other changes in circumstances occur.
For the years ended December 31, 2022, 2021 and 2020, the Company has not recognized any variable consideration with regards to the development milestones which are included in the revenue generating license agreements with customers. These development milestones are not yet probable and therefore no revenue has been recognized.
For the years ended December 31, 2022, 2021 and 2020 the Company has not recognized any royalty revenue from the license agreements that were executed in the current and prior periods.
Note 4. Prepaid expenses and other current assets
    Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2022	2021
Research and development claims receivable	$24,685	$23,678
Accounts receivable	121	—
Prepayments	12,337	8,713
VAT receivable	2,701	1,849
Lease and lease deposit receivable	32	68
Other assets	203	240
Grant income receivable	2	384
Other receivable	1,435	271
Deferred cost	1,494	1,073
Total prepaid expenses and other current assets	$43,010	$36,276
Note 5. Property and equipment, net
    Property and equipment, net consisted of the following (in thousands):

	December 31,
	2022	2021
Lab equipment	$31,188	$34,091
Office equipment	3,573	3,463
Furniture and fittings	1,221	1,363
Leasehold improvements	13,583	14,904
Assets under construction	13,186	2,436
Less: accumulated depreciation	(27,542)	(22,716)
Total property and equipment, net	$35,209	$33,541
Depreciation expense recorded for the years ended December 31, 2022, 2021 and 2020 was $7.3 million, $8.6 million and $5.7 million, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 6. Intangible assets, net

    The following table summarizes the carrying amount of the Company's intangible assets, net of accumulated amortization (in thousands):

	December 31,
	2022	2021
Software licenses	$258	$288
Less: accumulated amortization	(258)	(223)
Total intangibles assets, net	$—	$65

Software licenses have an estimated useful life of 3 years. Amortization expense for the years ended December 31, 2022, 2021 and 2020 was $65,000, $90,000 and $91,000, respectively.

Note 7. Accrued expenses and other liabilities
    Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Compensation and benefits	$10,181	$8,747
Research and development costs	26,478	11,311
Professional fees	3,745	3,449
Other liabilities	393	160
Total accrued expenses and other liabilities	$40,797	$23,667
Note 8. Liability related to future royalties and sales milestones, net
Blackstone Agreements
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
Blackstone Securities Purchase Agreement
Pursuant to the Blackstone Securities Purchase Agreement, the Company sold 17,985,611 ADSs representing 17,985,611 ordinary shares, at a private placement price of $5.56 per ADS to Blackstone resulting in gross proceeds of $100 million.  For further details on the Blackstone Securities Purchase Agreement, see Note 10. "Shareholders' equity".
Blackstone Warrant Agreement
Pursuant to the Blackstone Warrant, the Company issued Blackstone a warrant to purchase up to 3,265,306 ADSs representing 3,265,306 of the Company's ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026. For further details on the Warrant Agreement, see Note 9, “Warrants".

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Blackstone Collaboration Agreement
Pursuant to the Blackstone Collaboration Agreement, Blackstone agreed to pay the Company up to $150 million to support the continued development of our CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (obe-cel), as well as next generation product therapies of obe-cel in B-cell malignancies. These payments include (i) an upfront payment of $50 million and (ii) up to $100 million payable based on the achievement of certain specified clinical, manufacturing and regulatory milestones (each such payment, a “Blackstone Development Payment” and collectively, the “Blackstone Development Payments”)
In November 2021, the upfront payment of $50 million was paid by Blackstone upon execution of the Blackstone Collaboration Agreement. In December 2022, two Blackstone Development Payments were paid by Blackstone of $35 million each as a result of (i) the joint steering committee’s review of Autolus’ interim analysis of pivotal FELIX Phase 2 clinical trial of obe-cel in relapsed/refractory (r/r) adult Acute Lymphoblastic Leukemia (ALL) and (ii) achievement of a pre-agreed manufacturing milestone as a result of completion of planned activities demonstrating the performance and qualification of the Company’s obe-cel’s manufacturing process. The remaining $30 million will be payable to the Company on the achievement on certain specified regulatory milestones. The Company considers the regulatory approval as probable when actually achieved.
In exchange for the Blackstone Development Payments, the Company agreed to make payments to Blackstone (the “Revenue Share Payments”) equal to a mid-single digit royalty, subject to the Aggregate Cap (as defined in the Blackstone Collaboration Agreement) on payments under the Blackstone Collaboration Agreement, based on net sales anywhere in the world of (i) Collaboration Products in B-cell malignancies, (ii) subject to certain conditions set forth in the Blackstone Collaboration Agreement, its CD19 and CD22 CAR T cell investigational therapy product candidate known as AUTO3 in B-cell malignancies, and (iii) certain Collaboration Products to the extent developed or commercialized in indications other than a B-cell malignancy (“Obe-cel Franchise Products”). The Company are also obligated to make payments (the “Sales Milestone Payments”), subject to the Aggregate Cap, if certain cumulative net sales levels are achieved.
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
The Company has accounted for the Blackstone Collaboration Agreement as a liability primarily due to the Company's significant continuing involvement in generating the royalty stream. If and when obe-cel is commercialized and royalties or sales milestones become payable, the Company will recognize the portion of royalties paid to Blackstone as a decrease to the Collaboration Agreement liability with a corresponding reduction in cash.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

The carrying amount of the Blackstone Collaboration Agreement liability is based on the Company’s estimate of the future royalties and sales milestones to be paid to Blackstone and the Blackstone Development payment to be received over the life of the arrangement as discounted using an effective interest rate. The excess estimated present value of future royalties and sales milestone payments over the initial carrying amount and future Blackstone Development Payments received, is recognized as a cumulative catch-up method within interest expense using the initial effective interest rate. The imputed rate of interest on the unamortized portion of the Blackstone Collaboration Agreement liability was approximately 15.80% as of December 31, 2022 and 2021, respectively.
On a quarterly basis, the Company assesses the amount and timing of expected royalty and sales milestone payments using a combination of internal projections and forecasts from external sources. To the extent the present value of such payments are greater or less than its initial estimates or the timing of such payments is materially different than its original estimates, the Company will adjust the amortization of the Blackstone Collaboration Agreement liability using the catch-up method.
There are a number of factors that could materially affect the probability, amount and timing of royalty and sales milestone payments to be made by the Company and Blackstone Development payment to be received from Blackstone, respectively, most of which are not within the Company’s control. The Blackstone Collaboration Agreement liability is recognized using significant unobservable inputs. These inputs are derived using internal management estimates developed based on third party data and reflect management’s judgements, current market conditions surrounding competing products, and forecasts. The significant unobservable inputs include regulatory approvals, estimated patient populations, estimated selling price, estimated sales, estimated peak sales and sales ramp, timing of the expected launch and its impact on the royalties as well as the overall probability of a success.
The Company concluded the Blackstone Agreements comprised of the following three units of accounting for the consideration received: (i) the Blackstone Collaboration Agreement, (ii) the purchase of ADSs, representing our ordinary shares, and (iii) Blackstone Warrants. The three units of accounting are recorded at relative fair value upon initial recognition and are not subsequently measured at fair value.
During 2021, the Company allocated the initial total gross proceeds arising from the Blackstone Collaboration Agreement and the Blackstone Securities Purchase Agreement along with the issuance of the Blackstone Warrant among the three units of accounting on a relative fair value basis at the time of the transaction as follows:

Units of Accounting	Gross proceeds (in millions)	Initial fair value (in millions)	Allocated consideration based on relative fair value (in millions)	Net allocated consideration based on relative fair value after transaction costs* (in millions)
Liability related to future royalties and sales milestones, net (Blackstone Collaboration Agreement)	$50.0	$49.6	$46.4	$45.9
ADSs, representing ordinary shares	100.0	100.0	93.6	91.6
Warrants	—	10.7	10.0	9.9
Total	$150.0	$160.3	$150.0	$147.4
* In addition, the total shared transaction costs of $1.7 million, relating to the Blackstone Agreement have been allocated to the three units of accounting on a relative fair value basis.

The Company allocated the consideration and issuance costs on a relative fair value basis to the Collaboration Agreement, securities purchased and warrants issued to Blackstone which resulted in the Blackstone Collaboration Agreement being initially recognized at $46.4 million (relative fair value of $45.9 million, net of issuance costs, ).
The two Blackstone Development Payments received during the year ended December 31, 2022 were allocated solely to the Blackstone Collaboration Agreement liability.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Changes to the Blackstone Collaboration Agreement liability related to future royalties and sales milestones are as follows:

Amount in thousands
Balance at December 31, 2020	$—
Liability related to future royalties and sales milestones, net of issuance costs	45,923
Non-cash interest expense on liability related to future royalties and sales milestones	1,093
Balance at December 31, 2021	47,016
Proceeds from Blackstone Development Payments received	70,000
Non-cash interest expense on liability related to future royalties and sales milestones	8,005
Cumulative catch-up adjustment	879
Balance at December 31, 2022	$125,900
Note 9. Warrants
On November 6, 2021, in connection with the Blackstone Agreement, pursuant to the Blackstone Warrant, the Company issued Blackstone a warrant to purchase up to 3,265,306 ADSs representing 3,265,306 of the Company's ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026.
The Blackstone Warrant’s mechanism does not create any obligation to transfer cash to the investor but a fixed amount of ordinary shares upon exercise. Therefore, the Company has accounted for the Blackstone Warrant as equity-classified instruments (recognized within additional paid-in capital), per ASC 815-40. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability or whether the warrants meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own shares, among other conditions for equity classification. On November 6, 2021, the Blackstone Warrant had a relative fair value of approximately $10.0 million. As a result, the Company recorded a discount on the Blackstone Collaboration Agreement of $3.6 million during the year ended December 31, 2021. In addition, the Company also applied an offset to additional paid-in capital in an amount of $6.4 million related to the issuance of the Company’s ordinary shares arising from the Blackstone Securities Purchase Agreement. Refer to Note 10, "Shareholders' equity"
The fair value of each Blackstone Warrant issued was estimated on the date of issuance using the Black-Scholes option pricing model. The assumptions used in the Black Scholes option pricing model relating to the Blackstone Warrant issued in 2021 included the following:
Expected volatility.  The Company lacks company-specific historical and implied volatility information for our ADSs for expected terms greater than 4.5 years. Therefore, the Company uses a combination of the historical volatility of its ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as the Company has adequate historical data regarding the volatility of its own traded security price.
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
The assumptions used in the Black-Scholes option pricing model to determine the fair value of the warrants issued to Blackstone as at November 6, 2021 were as follows:

Expected warrant life (years)	5
Risk-free interest rate	1.04%
Expected volatility	80.23%
Expected dividend yield	0%
The Company determined the initial fair value of Blackstone Warrant using the Black-Scholes option pricing model to be $10.7 million.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 10. Shareholders’ equity
Ordinary Shares
    Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of December 31, 2022, the Company has not declared any dividends.
The Company have obtained shareholder approval to allot additional ordinary shares for a period of five years from June 2022 (being the date on which the Company's shareholders, at the Company's Annual General Meeting of Shareholders, approved an ordinary resolution containing the relevant authorization), up to a maximum nominal amount of $8,400, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).
As of December 31, 2022, the Company’s issued capital share consisted of 173,074,510 ordinary shares, with a nominal value of $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) one C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

January 2020 public offering
On January 27, 2020, the Company completed an underwritten public offering of 7,250,000 ADSs representing 7,250,000 ordinary shares, at a public offering price of $11.00 per ADS.  Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $74.0 million.
February 2021 public offering
On February 12, 2021, the Company completed an underwritten public offering of 14,285,715 ADSs representing 14,285,715 ordinary shares at a public offering price of $7.00 per ADS. In addition, the underwriters exercised their right to purchase an additional 2,142,857 ADSs representing 2,142,857 ordinary shares, at a public offering price of $7.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $106.9 million.
Blackstone Securities Purchase Agreement
On November 6, 2021, pursuant to the Securities Purchase Agreement (the “Blackstone Securities Purchase Agreement”), the Company sold 17,985,611 ADSs, representing 17,985,611 ordinary shares, at a private placement price of $5.56 per ADS to BXLS V - Autobahn L.P, ("Blackstone") resulting in gross proceeds of $100 million. Aggregate net proceeds to the Company after, offering expenses, were $98.0 million. Net allocated consideration based on relative fair value after deducting direct and allocated shared transaction costs relating to the issuance of ADSs, were $91.6 million. For further details of the Blackstone Agreements, see Note 8, “Liability related to future royalties and sales milestones, net" and Note 9." Warrants".
December 2022 public offering
In December 2022, the Company completed an underwritten public offering of 81,927,012 ADSs representing 81,927,012 ordinary shares, which includes the partial exercise by the underwriters to purchase an additional 6,927,012 ADSs, at a public offering price of $2.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $152.4 million.
Open Market Sale Agreement
In September 2020, the Company entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which the Company may, at its option, offer and sell ADSs having an aggregate offering price of up to $100.0 million from time to time through Jefferies, acting as sales agent. Any such sales made through Jefferies can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the year ended December 31, 2021, the Company issued an aggregate of 3,787,972 ADSs under the Sales Agreement for net proceeds, after underwriting discounts and offering expenses of $29.6 million. There were no similar sales in 2022.
Note 11. Share-based Compensation
In February 2017, the Board adopted the 2017 Share Option Plan, or the 2017 Plan. The 2017 Plan was set to expire on February 21, 2027. The 2017 Plan provided for the grant of potentially tax-favored Enterprise Management Incentives, or EMI, options to the Company's U.K. employees and for the grant of options to its U.S. employees.
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
The updated maximum number of ordinary shares that may be issued under the 2018 Plan is 15,340,772 as of December 31, 2022. The total shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market, treasury shares or ADSs.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Share options granted under the 2018 Plan and 2017 Plan, as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three-years, unless the award contains specific performance vesting provisions.
For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three-years.
Share options granted under the 2018 Plan and 2017 Plan generally expire ten-years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule.

Share Option Valuation
The assumptions (see Note 2) used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31,
	2022	2021	2020
Expected option life (years)	5.27 to 6.08	5.27 to 6.08	5.27 to 6.08
Risk-free interest rate	2.20% to 4.23%	0.62% to 1.34%	0.31% to 1.66%
Expected volatility	78.73% to 84.79%	80.05% to 82.03%	76.38% to 81.45%
Expected dividend yield	0%	0%	0%

Share Options
The table below summarizes activity for the years ended December 31, 2022 and 2021.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	5,611,429	$17.19	7.96	$4,262
Granted	4,155,375	7.11	—	—
Exercised	(196,069)	0.64	—	—
Forfeited	(1,798,280)	17.12	—	—
Outstanding as of December 31, 2021	7,772,455	$12.24	8.30	$1,007
Granted	3,792,160	3.19	—	—
Exercised	(162,864)	0.72	—	193
Forfeited	(1,090,951)	14.02	—	1
Outstanding as of December 31, 2022	10,310,800	$8.90	8.18	$96
Exercisable as of December 31, 2022	3,836,926	$15.22	6.81	$96
Vested and expected to vest as of December 31, 2022	10,310,800	$8.90	8.18	$96

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s underlying ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s underlying ordinary shares.
The weighted average grant-date fair value of share options granted was $2.24, $4.91 and $7.82 per option for the years ended December 31, 2022, 2021 and 2020 respectively.
As of December 31, 2022, the total unrecognized compensation expense related to unvested share options without performance conditions was $8.9 million, which the Company expects to recognize over a weighted average vesting period of 3.11 years.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Performance based share options
During the year ended December 31, 2021, the Company granted 1,602,500 share options with performance conditions related to specified clinical milestones of which 222,500 share options with performance conditions were forfeited. During the year ended December 31, 2021, 80,000 of these share options were modified to remove the performance conditions, thereby accelerating the vesting.
During the year ended December 31, 2022, the Company did not grant any share options with performance conditions. However, during the year ended December 31, 2022, 222,500 share options with performance conditions were forfeited. In addition, 120,000 performance based share options were modified during the year ended December 31, 2022 to remove the performance conditions, thereby accelerating the vesting, and associated share based compensation expense of $0.3 million.
As of December 31, 2022 and 2021, a performance condition related to these performance based share options was deemed probable. As a result, $1.1 million and $1.4 million share-based compensation expense was recognized for the years ended December 31, 2022 and 2021, respectively. As at December 31, 2022, the total unrecognized share-based compensation expense related to unvested share options with performance conditions was $3.9 million, which the Company expects to recognize over a weighted average vesting period of 2.81 years.
Restricted Ordinary Shares
The assumptions used in the Black Scholes option pricing model to determine the fair value of the ordinary shares for the following dates are as follows, refer to Note 2, "Summary of Significant Accounting Policies":

	March 2, 2016	April 26, 2017	September 25, 2017	March 31, 2018	May 31, 2018
Expected term	2.8 years	1.2 years	0.8 years	1.8 years	1.8 years
Risk-free interest rate	1.0%	1.0%	1.3%	2.1%	2.1%
Expected volatility	73.2%	76.6%	71.0%	71.0%	71.0%
Expected dividend yield	0%	0%	0%	0%	0%

A summary of the changes in the Company’s restricted ordinary shares during the years ended December 31, 2022 and 2021 are as follows and reflect the conversion of ordinary shares in the current and previous years.

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2020	90,383	$4.17
Granted	—
Vested	(90,383)	4.17
Forfeited	—
Unvested and outstanding at December 31, 2021	—	—
There are no changes to Company’s restricted ordinary shares during the year ended December 31, 2022. As of December 31, 2022 and 2021, there was no unrecognized share-based compensation expense related to restricted ordinary shares.
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

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In 2022, RSUs awarded during the year typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three-years. However, in September 2022, the Company awarded RSU awards with service conditions that vest over an eleven month period with 50% of the award vesting eight months from grant date and the remaining 50% of the award vesting at the end of the eleventh month. In addition, in December 2022, the Company awarded RSU awards with service conditions that vest over an fifteen month period with 50% of the award vesting twelve months from grant date and the remaining 50% of the award vesting at the end of the fifteenth month.
The following is a summary of RSU activity for the 2018 Plan for the years ended December 31, 2022 and 2021, respectively:

	Number of restricted units	Weighted average grant date fair value
Unvested and outstanding at December 31, 2020	415,000	$12.09
Granted	1,215,650	8.27
Vested	(204,500)	11.49
Forfeited	(336,500)	10.22
Unvested and outstanding at December 31, 2021	1,089,650	$8.63
Granted	294,800	2.43
Vested	(785,511)	8.61
Forfeited	(195,608)	9.25
Unvested and outstanding at December 31, 2022	403,331	$3.50
As of December 31, 2022, there was $0.7 million of unrecognized share-based compensation expense related to unvested RSUs without performance conditions, which are expected to be recognized over a weighted average period of 1.5 years.
During the year ended December 31, 2021, the Company awarded an aggregate of 1,020,000 RSU awards with a performance condition related to a specified clinical milestone. As of December 31, 2021, the related clinical milestone performance condition was determined to be probable and accordingly, $4.4 million share-base compensation expense was recognized.
During the year ended December 31, 2022, 617,500 of these RSU awards vested due to the achievement of a specified clinical milestone resulting in the recognition of $1.2 million share-based compensation expense. A further 60,000 of these RSU awards were modified during the year ended December 31, 2022 by removing the performance condition, thereby accelerating the vesting, and related share-based compensation expense of $0.2 million. An aggregate of 152,500 and 222,500 performance based RSU awards with performance conditions were forfeited during the year ended December 31, 2022 and 2021, respectively. As of December 31, 2022 there was no unrecognized share-based compensation expense.
During the year ended December 31, 2022, 749,832 RSU awards vested but were not issued as of December 31, 2022, and as such are not included in the Company's outstanding shares at December 31, 2022.
Share-based compensation expense
Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Research and development	$7,171	$5,241	$12,992
General and administrative	4,849	4,696	7,115
Capitalized to intangible assets, net / property and equipment	(6)	—	(86)
Total share-based compensation expense	$12,014	$9,937	$20,021

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 12. Net loss per share
Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2022	2021	2020
Numerator
Net loss	$(148,839)	$(142,096)	$(142,094)
Net loss attributable to ordinary shareholders - basic and diluted	$(148,839)	$(142,096)	$(142,094)

Denominator
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	94,993,400	72,084,078	51,558,075
Net loss per share - basic and diluted	$(1.57)	$(1.97)	$(2.76)
For all periods presented, outstanding but unvested restricted shares, unvested restricted share units, share options and warrants have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average number of ordinary shares used to calculate both basic and diluted loss per share are the same for all periods presented.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

		December 31,
	2022	2021	2020
Unvested restricted shares and units	403,331	1,089,650	505,383
Share options	10,310,800	7,772,455	5,611,429
Warrants	3,265,306	3,265,306	—
Total	13,979,437	12,127,411	6,116,812
Note 13. License Agreements
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
In October 2020, the License was further amended and restated to reflect the Company's election to have various patent rights assigned to the Company, and to include a license to new technology and further licenses to AUTO1 for which UCL is conducting Phase 1 clinical trials in primary CNS Lymphoma patients.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Additionally, the Company may be obligated to make payments to UCLB under the amended and restated License upon the initiation of certain clinical activities in an aggregate amount of £0.18 million, the receipt of specified regulatory approvals in an aggregate amount of £37.5 million, the start of commercialization in an aggregate amount of £18.0 million, and the achievement of net sales levels in an aggregate amount of £51.0 million, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technologies. On a per-product basis, these milestone payments range from £1.0 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone. The Company considers the regulatory approval and commercial milestones probable when actually achieved.
Under the terms of the license, we have the right to grant sub-licenses to third parties, subject to certain restrictions. If we receive any income in connection with such sublicenses, we must pay UCLB a percentage of the income allocable to the value of the sublicensed intellectual property rights ranging from the low twenties to mid-single digits percent, decreasing based on the development expenses incurred by us and the passage of time. During the year ended December 31, 2022, £0.1 million was payable to UCLB by the Company relating to the income allocable to the value of the sublicensed intellectual property rights. UCLB has retained the right to use the licensed T cell programming modules for academic research purposes at UCL and with other academic institutions, subject to certain restrictions.
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
The Company paid an upfront fee and may be obligated to make additional payments to Noile upon the achievement of development milestones and receipt of regulatory approvals, product sales milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology. The Company considers the regulatory approval and commercial milestones probable when actually achieved.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 14. Income Taxes
The Company recorded an income tax benefit of $24.4 million, $23.9 million and $24.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

A reconciliation of income tax expense (benefit) at the statutory corporate income tax rate to the income tax expense (benefit) at the Company’s effective income tax rates is as follows (in thousands):

	Year ended December 31,
	2022	2021	2020
Net loss before taxes	$(173,205)	$(165,988)	$(166,257)
U.K. statutory tax rate	19.0%	19.0%	19.0%
Income tax benefit at U.K. statutory tax rate	(32,909)	(31,580)	(31,589)
Tax incentives / credits	(25,124)	(24,023)	(23,076)
Non-deductible expenses	3,071	302	797
Adjustments in respect of prior years	496	233	(1,088)
Operating losses	28,671	28,497	28,672
Tax on property, plant, equipment and intangibles	828	935	547
Other, net	583	1,727	1,552
Foreign rate differential	18	17	22
Total income tax benefit	$(24,366)	$(23,892)	$(24,163)
Current income tax benefit	(24,154)	(23,782)	(22,819)
Deferred income tax benefit	(212)	(110)	(1,344)

Effective rate of income tax	14.1%	14.4%	14.5%
The effective tax rates in the above table for the years ended December 31, 2022, 2021 and 2020, is lower than the main rate of U.K. tax primarily due to administration of the U.K. research and development tax credit, which is included within the tax incentive/credits line in the table above.
Deferred tax assets and liabilities consisted of the following at December 31, 2022 and 2021 (in thousands):

	December 31,
	2022	2021
Deferred tax assets:
Other differences	$13,576	$10,909
Tax losses	80,203	69,642
Fixed assets	4,252	6,779
Total deferred tax assets	98,031	87,330
Valuation allowances	(95,955)	(85,504)
Net deferred tax asset (liability)	$2,076	$1,826
Deferred tax assets resulting from loss carryforwards, fixed assets and retirement benefits, with total deferred tax assets increasing by $0.3 million in 2022. The Company has recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. The $2.1 million deferred tax asset balance is related to the Company's U.S. entity.
At December 31, 2022, the Company had U.K. trading losses carryforward of $320.8 million. These losses are carried forward indefinitely under local law, but are subject to numerous utilization criteria and restrictions.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. The Company recorded valuation allowances in the amounts of $96.0 million and $85.5 million at December 31, 2022 and 2021, respectively.
Note 15. Leases
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
The Company identified and assessed the following significant assumptions in recognizing its right-of-use assets and corresponding lease liabilities during the adoption of ASC 842:
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
The Company leased space at Forest House from Imperial Limited under a ten-year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a fifteen months period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease with a concurrent term through August 2025. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The Company and the landlord had the option to early terminate both leases in September 2020 and the landlord had the option to give notice to terminate the lease from September 2020 onward. The Company had measured its right-of-use assets and lease liabilities based on lease terms ending in September 2025. The lease related to this facility is classified as an operating lease. The landlord exercised its option to give notice in September 2020 to terminate the Forest House lease and pay the Company a break-lease payment fee in September 2021. The Company recorded a $1.3 million gain upon the notice of lease termination and lease incentive receivable of $1.2 million in the third quarter of 2020. The Company did not have a lease incentive receivable as of December 31, 2021. The Company no longer has any obligations related to this lease from termination date of the lease.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In September 2017, the Company executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through May 2021, at which time the Company had the option to renew or terminate the lease. The lease had a six-month rent-free period. In December 2018, the Company executed an additional lease arrangement for additional manufacturing space for a term through September 2023, at which time the Company has the option to renew or terminate the lease. In addition, in May 2020, the Company executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through April 2024. In July 2022 the Company and Cell Therapy Catapult Limited mutually agreed: (i) to extend the lease term of a manufacturing suite leased by the Company from April 2024 to February 2025, and (ii) to reduce the lease term of a different manufacturing suite leased by the Company from July 2024 to June 2023.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The Company then terminated the sublease in February 2020 and immediately entered into a five-year lease for the same space with the landlord. As a result of the sublease termination, the Company recognized a $0.2 million gain in other (expense) income in March, 2020. The lease related to this facility is classified as an operating lease. The Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.
In January 2019, the Company executed a lease agreement with Whitewood Media Village GP Limited and Whitewood Media Village Nominee Limited to lease the fifth floor of MediaWorks including laboratory space. The Company has the option to terminate the lease in November 2026. In August 2021, MediaWorks became the Company's main corporate headquarters. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The lease agreement includes an option to lease additional space. The lease term is nine years and eleven months with an eighteen-month rent free period at the beginning of the lease term.
In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a lease provided that the landlord completed the required leasehold improvements described in the agreement. The lease commenced in August 2020 for a term through June 2036. In March 2021, the Company announced plans to move the site of its global manufacturing headquarters to the United Kingdom from the United States. As a part of this strategy, the Company entered into a termination agreement with the landlord of its Rockville, Maryland property to terminate the lease for office and manufacturing space. As a result, the Company recognized a $2.0 million termination fee gain from the landlord, a $2.3 million gain from the removal of the leased right of use asset and corresponding lease liability, and expensed $2.4 million of leasehold improvements for the year ended December 31, 2021 within other expense (income). The $2.0 million termination fee was received from the landlord in April 2021.
In February 2019, the Company agreed to enter into a fifteen-year lease for manufacturing space units located in Enfield, United Kingdom, provided that the landlord completed the required leasehold improvements described in the agreement. The Company executed these lease agreements for 3 manufacturing space units, each for fifteen-year lease terms upon such completion. The leases commenced in February 2019, with the option to terminate the lease in February 2029. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability. The Company reduced the right-of-use asset and lease liability based on the contractual option termination date. The Company expensed $4.1 million of leasehold improvements from assets under construction as of December 31, 2019 as a result of discontinuing the fit-out of the manufacturing facility. In March 2021, one of the units was split in two separate units and the Company surrendered one of those units back to the landlord. Upon the surrender of the unit, the Company recognized a $0.1 million gain in other (expense) income after recognizing a termination fee of $0.2 million. The Company has no further obligations for the surrendered unit and the right of use asset and lease liability which were recorded for this unit have been written off during the year ended December 31, 2021. In October 2021, the Company subleased two of the three remaining units to third parties with lease terms ending in February 2029 and October 2026, respectively. The Company received $0.1 million in rental deposits arising from the sub-lease agreements, which have been classified as restricted cash. The Company is actively seeking to sublease or assign the lease arrangements relating to the final unit. The Company completed an asset impairment analysis of the right-of-use lease concluding the undiscounted cash flows exceeded the carrying value as of December 31, 2022.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

In September 2021, the Company entered into an arrangement for lease with Forge Life Sciences Nominee, an affiliate of the Reef Group, for the design, construction and lease of a new 70,000 square foot manufacturing facility in Stevenage, United Kingdom. Under this arrangement, the landlord will lease the facility to the Company on agreed terms, upon satisfaction of certain conditions and completion of construction. This facility will form the basis of the Company's new commercial manufacturing facility. In November 2022, the landlord handed over the first of three clean rooms thereby providing access by the Company to a portion of the facility, thus meeting the definition of a lease in accordance with ASC 842. The remaining portions of the facility will be handed over by the landlord upon satisfaction of certain conditions and completion of the remaining construction. A lease agreement will be signed upon handover of the entire facility. The Company has started the fit out of the first of three clean rooms for which the Company is responsible. These fit out costs and subsequent fit out costs in other areas of the building, will be required to be removed at the end of the lease term and represent an Asset Retirement Obligation ('ARO'). At December 31, 2022, the fit out of the handed over clean room was still in progress. Once the fit-out and full hand over of facility has been completed a full estimate of the associated ARO will be made. Given the ongoing work, it was not possible to estimate an ARO as at 31 December 2022. The Company has appropriately assessed the impact of the handover of the first clean room on the lease term thereby resulting in the recognition of a right-of-use asset and lease liability for the year ended December 31, 2022. The Company is required to pay a pro-rated rent for each portion of the facility handover upon its handover. The Company contributed $6.4 million as part as of landlord works and tenant contributions towards the lease as of December 31, 2022 resulting in these payments being taken into account in the determination of the right of use asset for this facility.

The following table shows the lease balance sheet classification of leases for the years ended December 31, 2022 and 2021 (in thousands):

	As of December 31,
	2022	2021
Assets
Operating lease right-of-use assets, net of accumulated amortization	$23,210	$18,775

Liabilities
Current
Operating lease liabilities, current	5,038	4,453
Non-current
Operating lease liabilities, non-current	19,218	16,545
Total lease liabilities	$24,256	$20,998

The following table shows the lease costs for the years ended December 31, 2022 and 2021 (in thousands):

		Year ended December 31,
Lease costs	Statement of Operations classification	2022	2021
Operating lease costs	Operating expenses: research and development	$3,733	$4,801
Variable costs	Operating expenses: research and development	769	1,144
Short term lease costs	Operating expenses: research and development	270	193

Operating lease costs	Operating expenses: general and administrative	984	1,178
Variable costs	Operating expenses: general and administrative	45	147
Short term lease costs	Operating expenses: general and administrative	86	12
Total lease costs		$5,887	$7,475

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

	Year ended December 31,
Other information	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases (in thousands)	$4,575	$4,619
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$—	$(38,335)

Weighted-average remaining lease term - operating leases (in years)	10.4 years	5.80 years
Weighted-average discount rate - operating leases	6.77%	7.15%
Future fixed payments for non-cancellable operating leases in effect as of December 31, 2022 are payable as follows:

Operating Leases
Maturity of lease liabilities for the years ending December 31,	(in thousands)
2023	$6,492
2024	4,391
2025	3,453
2026	3,176
2027	3,176
Thereafter	12,573
Total lease payments	33,261
Less: imputed interest	(9,005)
Present value of lease liabilities	$24,256

Sub-lease agreements
In October 2021, the Company entered into separate two sub-lease agreements with two third parties for two manufacturing spaces in Enfield which is currently leased by the Company. The annual lease payments to be received for each of sub-leased units is £97,000 and £109,000, over lease terms from October, 2021 to February 2029 and October 2026, respectively. In October 2021, the Company received $127,000 in rental deposits, arising from the sub-lease agreements which have been classified as restricted cash as of December 31, 2022 and 2021, respectively. Both sub-leases have been classified as operating leases. The Company recognized the sub-lease payments on a straight line basis from the commencement of the sub-lease agreements.
The following table shows the sub-lease rental income for the years ended December 31, 2022 and 2021 (in thousands):

		Year ended December 31,
Sub-lease rental income	Statement of Operations classification	2022	2021
Sub-lease rental income	Other income (expense)	$240	$49
Total sub-lease rental income		$240	$49

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Future fixed receipts for non-cancellable operating sub-leases in effect as of December 31, 2022 are receivable as follows:

Operating Leases
(in thousands)
2023	$249
2024	249
2025	249
2026	194
2027	117
Thereafter	101
Total lease payments receivable	$1,159

Note 16. Commitments and Contingencies
License Agreements
The Company has entered into an exclusive license agreement, as amended, with UCLB (Refer to Note 13, "License Agreements"). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies.
In November 2019, the Company entered into an exclusive license agreement with Noile-Immune Biotech Inc. ("Noile") under which the Company will have the right to develop CAR T cell therapies incorporating Noile’s PRIME (proliferation-inducing and migration-enhancing) technology. The Company may be obligated to make additional payments to Noile upon the achievement of development milestones and receipt of regulatory approvals, product sales milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology.
In July 2022, the Company renegotiated a master services agreement with Adaptive Biotechnologies Corporation ("Adaptive"), under which Adaptive's assay is used to analyze patient samples from relapsed/refractory B Cell Acute Lymphoblastic Leukaemia (rrB-ALL) patients. Under the agreement, the Company is obligated to make specified payments to Adaptive upon the achievement and receipt of certain regulatory approvals and achievement of commercial milestones in connection with the Company's use of the Adaptive assay.
The Company has estimated the probability of the Company achieving each potential milestone in relation to the UCLB, Noile License Agreements and Adaptive in accordance with ASC 450, Contingencies. The Company considers the regulatory approval and commercial milestones probable when actually achieved. The Company concluded that, as of December 31, 2022, there were no milestones for which the likelihood of achievement was currently probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2022.
Blackstone Strategic Collaboration and Financing Agreement
Refer to Note 8, "Liability related to future royalties and sales milestone, net" for further details to the Blackstone Collaboration Agreement.
Leases
    Lease payments under operating leases as of December 31, 2022 and information about the Company’s lease arrangements are disclosed in Note 15, "Leases".

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Note 17. Employee Benefit Plans
In the United Kingdom and Switzerland, the Company makes contributions to defined contribution pension schemes on behalf of its employees. The Company expensed $1.7 million, $1.6 million and $1.3 million, in the years ended December 31, 2022, 2021 and 2020, respectively.
In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code subsequent to September 30, 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to five percent of the employee’s annual salary. The Company expensed $0.3 million, $0.3 million and $0.3 million in contributions in the years ended in the years ended December 31, 2022, 2021 and 2020, respectively. The Company pays all administrative fees related to the Plan.

Note 18. Severance Plan
During January 2021 there was a restructuring program executed by the Company leading to a reduction in workforce and resulting in a corresponding severance charge of $1.2 million which has been presented on a proportionate basis within research and development expenses and general and administration expenses.
There have been no similar severance charges incurred during the year ended December 31, 2022.

Note 19. Related party transactions
Blackstone
On November 6, 2021, the Company concurrently entered into the Blackstone Agreements. Refer to Note 8, "Liability relating to future royalties and sales milestones, net", Note 9, "Warrants" and Note 10, "Shareholders Equity". Subsequent to the execution of the Blackstone Agreements, Blackstone became a related party as Blackstone owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, Blackstone received the right to nominate one director to the board of directors of the Company; William Young was appointed to our board of directors as Blackstone’s designee pursuant to this right.
On November 6, 2021, pursuant to the Securities Purchase Agreement, the Company sold 17,985,611 ADSs representing 17,985,611 ordinary shares of the Company to Blackstone at a price of $5.56 per ADS, for gross proceeds of $100.0 million. Aggregate net proceeds to the Company after commission fees and issuance costs, were $98.0 million.
In addition, pursuant to the Blackstone Warrant, the Company issued Blackstone a warrant to purchase up to 3,265,306 ADSs representing 3,265,306 of the Company's ordinary shares, at an exercise price of $7.35 per ADS. The Blackstone Warrant is exercisable in whole or in part until November 6, 2026.
As of December 31, 2022, the carrying amount of the Blackstone Collaboration Agreement liability was $125.9 million which included cumulative non-cash interest expense (including cumulative catch-up adjustments), of $8.9 million and $1.1 million for the years ended December 31, 2022 and 2021, respectively.
In the Company's December 2022 public offering, Blackstone purchased 2,500,000 ADSs, representing 2,500,000 ordinary shares. This purchase was made through the underwriters at the public offering price.
Syncona Portfolio Limited
Syncona Portfolio Limited is a related party as Syncona Portfolio Limited owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, the chief executive officer of the ultimate parent company of Syncona Portfolio Limited is also member of the board of directors of the Company.
In the Company's February 2021 public offering, Syncona Portfolio Limited purchased 3,571,428 ADSs, representing 3,571,428 ordinary shares. This purchase was made through the underwriters at the public offering price.
In the Company's December 2022 public offering, Syncona Portfolio Limited purchased 14,000,000 ADSs, representing 14,000,000 ordinary shares. This purchase was made through the underwriters at the public offering price.

AUTOLUS THERAPEUTICS PLC
Notes to Consolidated Financial Statements — Continued

Entities affiliated with Syncona
In September 2020, the Company entered into a license agreement with an investee company of Syncona Portfolio Limited, a holder of more than 10% of the Company's share capital. This agreement generated $242,000 of license revenue which is recognized in the Consolidated Statement of Operations for the year ended December 31, 2020. There was no license revenue recognized relating to the investee of Syncona Portfolio Limited for the year ended December 31, 2022 and 2021, respectively.
Deep Track Capital, LP
In the Company's December 2022 public offering, Deep Track Capital, LP purchased 15,000,000 ADSs, representing 15,000,000 ordinary shares. This purchase was made through the underwriters at the public offering price.
Qatar Investment Authority
In the Company's December 2022 public offering, Qatar Investment Authority purchased 15,000,000 ADSs, representing 15,000,000 ordinary shares. This purchase was made through the underwriters at the public offering price.
Armistice Capital, LLC
In the Company's December 2022 public offering, Armistice Capital, LLC purchased 10,000,000 ADSs, representing 10,000,000 ordinary shares. This purchase was made through the underwriters at the public offering price.
Note 20. Subsequent Events
    The Company evaluated subsequent events through to March 07, 2023 the date on which these financial statements were issued.
In January 2023, the Company entered into a non-exclusive license agreement with Cabaletta Bio, Inc. ("Cabaletta"). The agreement allows Cabaletta to incorporate Autolus’ proprietary RQR8 safety switch into a cell therapy program for the treatment of autoimmune disease, with an option for Cabaletta to incorporate the safety switch for a predetermined number of additional cell therapy programs.